

03019513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~10-K~~ AR/S

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-10804

XL CAPITAL LTD

(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS

(State or other jurisdiction of incorporation or organization)

98-0191089

(I.R.S. Employer Identification No.)

XL House, One Bermudiana Road, Hamilton, Bermuda HM 11

(Address of principal executive offices and zip code)

(441) 292-8515

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares, Par Value $0.01 per Share	New York Stock Exchange, Inc.
Series A 8.00% Preference Ordinary Shares, Par Value $0.01 per Share	New York Stock Exchange, Inc.
Series B 7.625% Preference Ordinary Shares, Par Value $0.01 per Share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Act. Yes ☒ No ☐

The aggregate market value of the voting common equity of the registrant held by non-affiliates of the registrant on June 28, 2002 was approximately $11.4 billion computed upon the basis of the closing sales price of the Class A Ordinary Shares on that date. For purposes of this computation, ordinary shares held by directors and officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of March 6, 2003, there were outstanding 136,109,303 Class A Ordinary Shares, $0.01 par value per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the annual meeting of ordinary shareholders to be held on May 9, 2003 is incorporated by reference in Part III of this Form 10-K.

XL CAPITAL LTD

TABLE OF CONTENTS

This Annual Report on Form 10-K contains "Forward-Looking Statements" as defined in the Private Securities Litigation Reform Act of 1995. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such Forward-Looking Statements is set forth herein under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cautionary Note Regarding Forward-Looking Statements."

PART I

ITEM 1. BUSINESS

History

XL Capital Ltd, together with its subsidiaries (the "Company" or "XL"), is a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. XL Capital Ltd was incorporated with limited liability under the Cayman Islands Companies Act on March 16, 1998, as EXEL Merger Company. XL Capital Ltd was formed as a result of the merger of EXEL Limited and Mid Ocean Limited on August 7, 1998, and was renamed EXEL Limited on that date.

EXEL Limited and Mid Ocean are companies that were incorporated in the Cayman Islands in 1986 and 1992, respectively. At a special general meeting held on February 1, 1999, the shareholders of the Company approved a resolution changing the name of the Company to XL Capital Ltd.

On June 18, 1999, XL Capital Ltd merged with NAC Re Corp ("NAC"), a Delaware corporation organized in 1985, in a stock merger. This merger was accounted for as a pooling of interests under U.S. generally accepted accounting principles ("GAAP"). Accordingly, all financial information for the 1998 and 1999 fiscal years contained in this document includes the results of NAC as though it had always been a part of the Company. Following the merger, the Company changed its fiscal year end from November 30 to December 31 as a conforming pooling adjustment.

On July 25, 2001, the Company completed the acquisition of certain Winterthur International insurance operations ("Winterthur International") to extend its predominantly North American based large corporate insurance business globally. This was an all-cash transaction preliminarily valued at approximately $405.6 million. The preliminary purchase price of the acquisition was based on audited financial statements as at December 31, 2000 for the business being acquired, and is subject to adjustment based on the audited June 30, 2001 financial statements of Winterthur International, which are expected to be completed in 2003. Results of operations of Winterthur International have been included from July 1, 2001, the date from which the economic interest was transferred to the Company. In 2003, the Company rebranded the acquired Winterthur International operations "XL Global Risk". See further information under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations ".

Effective January 1, 2002, the Company increased its shareholding in Le Mans Ré from 49% to 67% in order to expand its international reinsurance operations. Le Mans Ré underwrites a worldwide portfolio comprising most classes of property and casualty reinsurance business, together with a selective portfolio of life reinsurance business. The remaining 33% ownership is held by Les Mutuelles du Mans Assurances Group ("MMA"). The Company has an option to buy the remaining shares from MMA for approximately $138.5 million in cash on December 13, 2003. The Company currently intends to exercise its option. Due to certain contractual arrangements between the Company and MMA, MMA does not have any economic interest in the earnings of Le Mans Ré with effect from January 1, 2002 and accordingly, no minority interest was recorded in 2002. See further information under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 6(a) to the Consolidated Financial Statements.

Insurance Operations

General

The Company provides commercial property and casualty insurance products on a global basis. Products generally provide tailored coverages for complex corporate risks and are divided into two categories: risk management products and specialty products.

Risk management products comprise global property and casualty insurance programs for large multinational companies including umbrella liability, products recall, integrated risk and primary master property and liability coverages. Risk management products generally provide large capacity on a primary, quota share and excess of loss basis. In North America, casualty business written is generally long tail, umbrella and high layer excess business meaning that the Company's liability is after large deductibles, including self insurance or insurance from sources other than the Company. Internationally, casualty business is also written on a primary basis. Policies are written on both an occurrence and claims made basis. The Company's property business written is primarily short tail in nature and written on both a primary and excess of loss basis. Risk management products are targeted to large worldwide companies in major industry groups including aerospace, automotive, consumer products, pharmaceutical, pulp and paper, high technology, telecommunications, transportation and basic metals.

Specialty lines products include directors and officers liability insurance, environmental liability insurance, political risk insurance, professional liability insurance, aviation and satellite insurance, employment practices liability insurance, surety, marine and energy insurance, specie, bloodstock and other insurance covers including program business.

Directors and officers coverage includes primary and excess directors and officers liability, employment practices liability, company securities, and private company directors and officers liability. Policies are written on both a primary and excess claims-made basis, and professional liability errors and omissions risks are generally written on an excess basis. Products are targeted to Fortune International 1000 companies and medium sized firms.

Environmental liability products include contractor's pollution liability, pollution and remediation legal liability, general and project-specific pollution and professional liability, commercial general liability for chemical risk and commercial property redevelopment. Business is written for both single and multiple years on a primary and excess claims-made basis. Targeted industries include chemical facilities, construction, environmental service firms, healthcare facilities, manufacturing facilities, real estate, transportation, and architects and engineers.

Political risk insurance generally covers risks arising from expropriation, currency inconvertibility and war or political violence. Political risk insurance is typically provided to financial institutions, equity investors, export credit agencies and multilateral agencies in connection with direct and other types of investments in emerging market countries.

Aviation and satellite products include comprehensive airline hull and liabilities, airport liability, aviation manufacturers' product liability, aviation ground handler liability, large aircraft hull and liability, corporate non-owned aircraft liability, space third party liability and satellite risk including damage or malfunction during ascent to orbit and continual operation. Aviation liability and physical damage coverage is offered for large aviation risks on a proportional basis, while smaller general aviation risks are offered on a primary basis. Satellite risks are generally written on a proportional basis. The target markets for aviation and satellite products include airports, airlines, corporate jet fleets and telecommunication firms.

Marine and offshore energy, specie and bloodstock insurance is provided by the Company. Marine and energy coverage includes marine hull and machinery, marine liability, cargo and offshore energy insurance. Specie products are highly specialized classes of insurance for the protection of fine arts and other high value items. Bloodstock products specialize in providing equine/livestock insurance.

The Company's program business specializes in insurance coverages for distinct market segments in the North American region. The program business manages program administrators and managing general agents who operate in a specialized market niche and have unique industry backgrounds or specialized underwriting needs. Products encompass automobile warranty, intellectual property and trademark infringement and property and casualty coverages.

Business is also written on a broad range of surety products and services throughout North America, with a focus on contract, commercial and international trade surety bonds, targeting all segments of the construction marketplace. Surety products include bid, performance, payment, maintenance and supply bonds, commercial surety bonds, U.S. customs and international trade surety bonds, license, permit bonds, court bonds, public official bonds and other miscellaneous bonds.

The Terrorism Risk Insurance Act of 2002 ("TRIA") became effective on November 26, 2002 and is a three-year federal program effective through 2005. TRIA voided in force terrorism exclusions as of November 26, 2002 for certified terrorism acts (i.e. those arising from international, not domestic, acts) on all TRIA specified property and casualty business. TRIA requires covered insurers to make coverage available for certified acts of terrorism on all new and renewal policies issued after TRIA was enacted. TRIA allows the Company to assess a premium charge for terrorism coverage and, if the policyholder declines the coverage or fails to pay the buy-back premium, certified acts of terrorism may then be excluded from the policy, subject, however, to state specific requirements such as mandatory coverage for fire losses in statutory fire policy states. Subject to a premium-based deductible, and provided the Company has otherwise complied with all the requirements as specified in TRIA, the Company is eligible for reimbursement by the Federal Government for 90% in 2003 of its covered terrorism related losses arising from a certified terrorist attack, with such reimbursement ending once the aggregated insured losses for the entire insurance industry exceed $100 billion in a single program year. Once this $100 billion loss threshold has been reached for any program year, any insurer covered under TRIA that has met its deductible will not be responsible for any further loss payments in that program year.

The Company had, prior to the passage of TRIA, underwritten exposures under certain insurance policies that included coverage for terrorism. The passage of TRIA has required the Company to make a mandatory offer of "Certified" terrorism coverage with respect to all of its TRIA covered insurance companies. In addition, the Company underwrites a limited number of policies providing terrorism coverage that would not be subject to TRIA.

The excess nature of many of the Company's insurance products, coupled with historically large policy limits, creates a book of business that is classified as low frequency and high severity. As a result, large losses, though infrequent, can have a significant impact on the Company's results of operations, financial condition and liquidity. The Company attempts to mitigate this risk by using strict underwriting guidelines and various reinsurance arrangements, discussed below.

Underwriting

The Company underwrites and prices most risks individually following a review of the exposure and in accordance with the Company's underwriting guidelines. Most of the Company's insurance operations have underwriting guidelines that are industry-specific. The Company seeks to control its exposure on an individual insurance contract through terms and conditions, policy limits and sub-limits, attachment points, and facultative and treaty reinsurance arrangements on certain types of risks.

Underwriters generally evaluate each industry category and sub-groups within each category. Premiums are set and adjusted for an insured based, in large part, on the industry group in which the insured is placed and the insured's perceived risk relative to the other risks in that group. Rates may vary significantly according to the industry group of the insured as well as the insured's risk relative to the group. The Company's rating methodology for individual insureds seeks to set premiums in accordance with claims potential as measured by past experience and future expectations, the attachment point and amount of underlying insurance, the nature and scope of the insured's operations including the industry group in which the insured operates, exposures to loss, natural hazard exposures, risk management quality, and other specific risk factors relevant in the judgment of the Company's underwriters to the type of business being written.

Underwriting and loss experience is reviewed regularly for loss trends, emerging exposures, changes in the regulatory or legal environment as well as the efficacy of policy terms and conditions.

As the Company's insurance products are primarily specialized coverages, underwriting guidelines and policy forms differ by product offering as well as by legal jurisdiction. Liability insurance is written on both an excess and a primary basis, typically on occurrence-reported or claims-made policy forms. Policies typically cover occurrences causing unexpected and unintended personal injury or property damage to third parties arising from events or conditions which commence at or subsequent to an inception date, or retroactive date, if applicable (but not prior to January 1, 1986), and prior to the expiration of the policy provided that proper notice is given during the term of the policy or the discovery period. Traditional occurrence coverage is also available for restricted classes of risk and is generally written on a follow-form basis where the policy adopts the terms, conditions and exclusions of the underlying policy. Property insurance risks are written on a lead or follow-form basis that usually provides coverage for all risks of physical damage and business interruption. Maximum limits are generally subject to sub-limits for coverage in critical earthquake zones.

Reinsurance Ceded

In certain cases, the risks assumed by the Company are partially reinsured with third party reinsurers. Reinsurance ceded varies by location and line of business based on factors including, among others, market conditions. The benefits of ceding risks to other reinsurers include reducing exposure on individual risks, protecting against catastrophic risks and maintaining acceptable capital ratios. Reinsurance ceded does not legally discharge the Company from its liabilities in respect of the risk being reinsured.

The Company uses reinsurance to support the underwriting and retention guidelines of each entity as well as to control the aggregate exposure of the Company to a particular risk or class of risks. Reinsurance is purchased at several levels ranging from reinsurance of risks assumed on individual contracts to reinsurance covering the aggregate exposure of groups of companies. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation".

Premiums

Premium rates and underwriting terms and conditions for all lines of business written vary by jurisdiction principally due to local market conditions, competitor product offerings and legal requirements.

The following table is an analysis of the Insurance segment's gross premiums written, net premiums written and net premiums earned from general operations, by line of business for the year ended December 31, 2002:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$ 2,281,312	$ 1,606,023	$ 1,359,161
Other property	770,962	525,291	534,135
Marine, energy, aviation and satellite	804,484	601,115	512,604
Accident and health (1)	104,809	90,445	105,100
Other insurance (2)	577,619	384,418	321,298
Total	$ 4,539,186	$ 3,207,292	$ 2,832,298

(1) In 2002, the Company exited certain European accident and health and employee benefits books of business as these lines were not in line with the Company's overall strategy.

(2) Other insurance premiums written and earned include political risk, surety, bonding, warranty and other lines.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 3 to the Consolidated Financial Statements.

Competition

The Company competes globally in the property and casualty markets. Its competitors include the following companies and their affiliates: ACE Limited ("ACE"); American International Group, Inc. ("AIG"); Hartford Financial Services; Lloyd's of London Syndicates ("Lloyd's"); Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft ("Munich Re"); Swiss Reinsurance Company ("Swiss Re"); The Chubb Corporation ("Chubb"); The St. Paul Companies, Inc. ("St. Paul") and Zurich Financial Services Group.

The Company's major geographical markets for its property and casualty insurance operations are North America and Europe. The Company's main competitors in each of these markets include the following:

North America – AIG, ACE, Chubb, Zurich Financial Services Group, Travelers Property Casualty Corp., St. Paul, CNA Financial Corporation, Hartford Financial Services, Factory Mutual Insurance Company and Lloyd's.

Europe – Allianz Aktiengesellschaft, AIG, Zurich Financial Services Group, AXA, Munich Re, The ACE Group of Companies, Lloyd's and Swiss Re.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook" for further discussion of current market conditions.

Marketing and Distribution

Clients are referred to the Company through a large number of brokers and captive managers who receive from the insured or ceding company a set fee or brokerage commission usually equal to a percentage of gross premiums.

In addition, the Company enters into contingent commission arrangements with some intermediaries that provide for the payment of additional commissions based on such variables as production of new and renewal business or the retention of business.

In general, the Company is not committed to accept business from any particular broker, and brokers do not have the authority to bind the Company, except in the case where underwriting authority may be delegated to selected administrators. These administrators are subject to a due diligence financial and operational review prior to any delegation of authority and ongoing reviews are carried out as deemed necessary. See Item 8, Note 18(a) to the Consolidated Financial Statements for information on the Company's major brokers.

Claims Administration

Claims management for the insurance operations includes the review of initial loss reports, administration of claims databases, generation of appropriate responses to claims reports, identification and handling of coverage issues, determination of whether further investigation is required and, where appropriate, retention of claims counsel, establishment of case reserves, payment of claims, and notification to reinsurers. With respect to the establishment of case reserves, when the Company is notified of insured losses, claims personnel record a case reserve for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.

Claims in respect of business written by the Company's Lloyd's syndicates are primarily notified by various central market bureaus. Where a syndicate is a "leading" syndicate on a Lloyd's policy, its underwriters and claims adjusters will deal with the broker or insured on behalf of itself and the following market for any particular claim. This may involve appointing attorneys or loss adjusters. The claims bureaus and the leading syndicate advise movement in loss reserves to all syndicates participating on the risk. A claims department may adjust the case reserves it records from those advised by the bureaus as deemed necessary.

Reinsurance Operations

General

The Company provides casualty, property, accident and health, other specialty reinsurance, and life products on a global basis with business being written on both a proportional and excess of loss basis. This reinsurance may be written on a treaty or facultative basis.

The Company's casualty reinsurance includes general liability, professional liability, automobile and workers' compensation. Other specialty reinsurance products include marine and energy, aviation and fidelity, surety and political risk. Business written on an excess of loss basis generally indemnifies a ceding company for a portion of the losses on policies in excess of a specified loss amount. For business written on a proportional basis, the Company receives an agreed percentage of the premium and is liable for the same percentage of the incurred losses of the ceding company as specified in the treaty of each risk of the reinsured class. The ceding company receives a commission based upon premiums ceded and may also, under certain circumstances, receive a profit commission.

The Company's property business is primarily short-tail in nature and includes property catastrophe, property excess of loss and property proportional. A significant portion of business underwritten consists of large aggregate exposures to man-made and natural disasters, and generally, loss experience is characterized as low frequency and high severity. This may result in volatility in the Company's results of operations and financial condition and liquidity. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The Company seeks to manage its exposures to catastrophic events by limiting the amount of exposure in each geographic zone worldwide and requiring that its property catastrophe contracts provide for aggregate limits and include varying attachment points. The Company also seeks to protect its aggregate exposures by peril and zone through the purchase of reinsurance programs. See "—Risk Management" for further information.

The Company's property catastrophe reinsurance account is generally "all risk" in nature. As a result, the Company is exposed to losses from sources as diverse as windstorms, earthquakes, freezing, riots, floods, industrial explosions, fires, and many other potential disasters. In accordance with market practice, the Company's policies generally exclude certain risks such as war, nuclear contamination or radiation and, following the September 11 event, terrorism cover is also excluded in many territories and classes. The Company's predominant exposure under such coverage is to property damage.

Property catastrophe reinsurance provides coverage on an excess of loss basis when aggregate losses and loss adjustment expenses from a single occurrence of a covered event exceed the attachment point specified in the policy. Some of the Company's property catastrophe contracts limit coverage to one occurrence in any single policy year, but most contracts generally enable one reinstatement to be purchased by the reinsured.

The Company also writes property risk excess of loss reinsurance. Risk excess of loss reinsurance covers a loss of the reinsured on a single risk of the type reinsured rather than to aggregate losses for all covered risks on a specific peril, as is the case with catastrophe reinsurance. The Company's property proportional account includes reinsurance of direct property insurance. The Company seeks to limit the catastrophe exposure from its proportional business through extensive use of occurrence and cession limits.

The Company had, prior to the passing of the TRIA, underwritten reinsurance exposures in the U.S. that include terrorism coverage. Since the passage of the TRIA in the U.S., the Company has underwritten a very limited number of stand-alone terrorism coverage policies in addition to coverage included within non-stand-alone policies. In the U.S., the Company excludes coverage included under the TRIA in addition to nuclear, biological and chemical ("NBC") acts from the main catastrophe exposed policies. In other cases, both within and outside the U.S., the Company generally relies on either a terrorism exclusion clause which does not include personal lines, excluding NBC, or a similar clause that excludes terrorism completely.

The Company's accident and health products include accidental death, medical, hospital indemnity and income protection coverages.

The Company underwrites a small portfolio of contracts covering political risk and trade credit with much of the exposure being derived from one cedent. Additional exposure is assumed from a limited number of trade credit contracts (which focus on OECD economies and may include some political risk exposures) and through Lloyd's quota shares. In addition, there are run off exposures from discontinued writings in the Company's marine portfolio.

The Company's reinsurance segment also writes life reinsurance which is primarily European life reinsurance. This includes term assurances, group life, critical illness cover, immediate annuities and disability income business. The majority of the business written is on a proportional basis, meaning the Company receives a specified percentage of the premiums and risks assumed for each contract. The Company has also written a few significant contracts of portfolios of closed blocks of U.K. and European annuities. In certain of these contracts, the Company receives cash and investment assets at the inception of the contract relating to future policy benefit reserves assumed. These contracts are long term in nature where the expected claims payout period can span thirty to forty years.

Underwriting

Underwriting risks for the general and life reinsurance business are evaluated using a number of factors including the type and layer of risk to be assumed, the actuarial evaluation of premium adequacy, the cedent's underwriting and claims experience, the cedent's financial condition and claims paying rating, the exposure and/or experience with the cedent, and the line of business to be underwritten.

In addition, the Company assesses a variety of other factors, including the reputation of the proposed cedent, the geographic area in which the cedent does business and its market share, a detailed assessment of catastrophe and risk exposures, and historical loss data for the cedent and, where available, for the industry as a whole in the relevant regions, in order to compare the cedent's historical loss experience to industry averages.

On-site underwriting reviews are performed where it is deemed necessary to determine the quality of a current or prospective cedent's underwriting operations.

For the property catastrophe reinsurance business, the Company's underwriting guidelines generally limit the amount of exposure it will directly underwrite for any one reinsured and the amount of the aggregate exposure to catastrophic losses in any one geographic zone. The Company believes that it has defined zones such that a single occurrence, for example an earthquake or hurricane, generally should not affect more than one peril zone. While the exposure to multiple zones is considered remote for the peril of hurricane, the Company does manage its aggregates for such a scenario. The definition of the Company's peril zones is subject to periodic review and change. The Company also generally seeks an attachment point for its property catastrophe reinsurance at a level that is high enough to produce a low frequency of loss. The Company seeks to limit its aggregate exposure in the proportional business through extensive use of occurrence and cession limits.

Reinsurance Ceded

In certain cases, the risks assumed by the Company are partially reinsured with third party reinsurers. Reinsurance ceded varies by location and line of business based on factors including, among others, market conditions. The benefits of ceding risks to other reinsurers include reducing exposure on individual risks, protecting against catastrophic risks and maintaining acceptable capital ratios. Reinsurance ceded does not legally discharge the Company from its liabilities in respect of the risk being reinsured.

The Company uses reinsurance to support the underwriting and retention guidelines of each reinsurance subsidiary as well as to seek to limit the aggregate exposure of the Company to a particular risk or class of risks. Reinsurance is purchased at several levels ranging from reinsurance of risks assumed on individual contracts to reinsurance covering the aggregate exposures.

A corporate multi-year program is purchased for a significant portion of the Company's global property exposures. This protection gives total limits in various layers and excess of varying attachment points according to territorial exposure. The Company has co-reinsurance retentions within this program. In addition, the balance of property exposures are protected by a traditional excess of loss program. The Company's casualty reinsurance program covers multiple claims arising from two or more risks from a single occurrence or event. In addition, the Company had coverage from 1997 through 2002 in the event that the accident year loss and loss expense ratio (primarily for its North American business) exceeded a pre-determined amount, with coverage up to specified limits. The Company also buys specific reinsurance on its marine and aviation portfolios to manage its net exposures in these classes. For the Company's life reinsurance operations, business is essentially written within prescribed retention limits where minimal use is made of reinsurance. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements for further information.

Premiums

The following table is an analysis of the Reinsurance segment's gross premiums written, net premiums written and net premiums earned from general and life operations, by line of business for the year ended December 31, 2002:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty reinsurance	$1,201,907	$1,072,578	$ 792,645
Property catastrophe	336,679	274,633	248,233
Other property	1,005,227	740,041	598,929
Marine, energy, aviation and satellite	297,275	228,814	199,509
Accident and health	33,061	24,736	22,020
Other reinsurance (1)	300,670	223,532	205,439
Total general operations	3,174,819	2,564,334	2,066,775
Life Operations	1,003,154	979,825	980,387
Total	$4,177,973	$3,544,159	$3,047,162

(1) Other reinsurance premiums written and earned include political risk, surety, bonding, warranty and other lines.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 3 to the Consolidated Financial Statements.

Competition

The Company competes globally in the property and casualty markets. Its competitors include the following companies and their affiliates: ACE; AIG; Chubb; Hartford Financial Services; Lloyd's; Munich Re; St. Paul; Swiss Re; and Zurich Financial Services Group.

The Company's major geographical markets for its property and casualty general reinsurance operations are North America and Europe. The main competitors in each of these markets include the following:

North America – General Re Corporation, American Re Corporation, Employers Reinsurance Corporation, Swiss Re, America Corporation, Transatlantic Reinsurance Company, Everest Re Group Ltd, GE Reinsurance Corp., Munich Re, Hartford Financial Services, ERC Frankona Ruckverischerungs Aktien Gesellschaft ("ERC Frankona"), Lloyd's and PartnerRe Ltd.

Europe – Munich Re, Swiss Re, Lloyd's, General Cologne Re, SCOR Reinsurance Company, PartnerRe Ltd and ERC Frankona.

The Company's major geographical market for its life reinsurance operations is Europe and the main competitors in this market include Reinsurance Group of America, Inc., Munich Re, ERC Frankona, General Cologne Re, Swiss Re and Hannover Life Re.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook" for further discussion of current market conditions.

Marketing and Distribution

See "Marketing and Distribution" under "Insurance Operations" and Item 8, Note 18(a) to the Consolidated Financial Statements. In addition, for life reinsurance operations, the majority of business is written directly with the ceding company rather than a broker.

Claims Administration

Claims management for the reinsurance operations includes the receipt of loss notifications, the establishment of loss reserves and approval of loss payments. Case reserves for reported claims are generally established based on reports received from ceding companies. Additionally, claims audits are conducted for specific claims and claims procedures at the offices of selected ceding companies.

Financial Products and Services Operations

General

The Company provides insurance, reinsurance, and derivative solutions for complex financial risks including financial guaranty insurance and reinsurance, weather and energy risk management products and institutional life products. Each of these transactions is unique and tailored to the specific needs of the insured or user. With the exception of certain weather and energy risk management business, these are typically multi-year transactions. Products may be sold in insurance or derivative form.

Financial guaranty insurance and reinsurance generally guarantees payments of interest and principal on an issuer's obligations when due. Obligations guaranteed or enhanced by the Company range in duration and premiums are received either on an installment basis or up front. Guaranties written in credit default swap form provide coverage for losses upon the occurrence of specified credit events set forth in the swap documentation.

The Company classifies the financial guaranty policies underwritten in three categories: asset-backed obligations, municipal obligations and structured single risk obligations. Each category contains risks and structures that are unique to the underlying obligation. Asset-backed obligations insured or reinsured by the Company are generally issued in structured transactions backed by pools of assets of specified types, such as residential mortgages, auto loans and other consumer receivables, equipment leases and corporate debt obligations, having an ascertainable cash flow or market value. Municipal obligations insured or reinsured consist mainly of general or special obligations of state and local governments, supported by the issuer's ability to charge fees for specified services or projects. Structured single risk obligations underwritten by the Company include essential infrastructure projects, such as bridges, toll roads, airports and power plants, and obligations backed by receivables from the future sales of commodities or the processing of payments received by financial institutions.

The Company's weather and energy risk management products are customized solutions designed to assist corporate customers, primarily energy companies and utilities, to manage their financial exposure to variations in underlying weather conditions. Weather risk management solutions generally average one season (five months) in duration. The Company attempts to hedge a significant portion of these risks written within the capital markets. Beginning in 2003, the Company intends to broaden the scope of the products it offers to include dual commodity or dual trigger products such as weather contingent gas and other energy risk management products such as outage and load shaping.

In 2002, the Company substantially completed the establishment of its institutional life platform and began to write municipal reinvestment contracts. See Item 8, Note 12 to the Consolidated Financial Statements. The Company expects to write business owned and life contracts and funding agreements in 2003. Also, in the fourth quarter of 2002, the Company assumed, through novation, certain blocks of U.S. based term life mortality reinsurance business from one of the Company's insurance affiliates. In connection with this transaction, the Company received cash and investments equal to the amount of the future policy benefit reserves acquired. See Item 8, Note 27 to the Consolidated Financial Statements. This business is managed separately from the life business written in the reinsurance segment in terms of the nature of the business and location of the risk.

Underwriting

The Company has underwriting guidelines for the various products and asset classes comprising the credit enhancement business, which include single and aggregate risk limitations on specified exposures. A credit committee provides final underwriting approval. The Company's underwriting policy is to credit enhance obligations and exposures that would otherwise be rated in the lower investment grade categories, but also underwrites high non-investment grade risks. For the weather and energy business, the Company has both daily and seasonal value at risk ("VaR") limits for weather exposures and daily VaR limits for natural gas exposures.

Municipal guaranteed reinvestment contracts are customized financial products that offer an investment return to the purchaser. The Company underwrites the cash flow risks associated with each contract and continually monitors each contract's performance. The Company utilizes underwriting guidelines to assess risks and internal cash flow and asset liability models to price each contract. The Company focuses on reinvestment opportunities associated with municipal bond issuers in this segment.

Reinsurance Ceded

Similar to the Company as a whole, the financial products and services operations utilize outwards reinsurance for single risk and portfolio management purposes, particularly in its financial guaranty and life operations. The Company has retroceded risks on a facultative basis to third party reinsurers to provide greater flexibility to manage large single risks and reduce concentrations in specific bond sectors or geographic regions. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 11 to the Consolidated Financial Statements for further information. For the weather and energy risk management business, the Company typically uses derivatives to hedge or mitigate its primary exposure.

Premiums

The following table is an analysis of the Financial Products and Services segment's gross premiums written, net premiums written and net premiums earned from general and life operations for the year ended December 31, 2002:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General operations	$ 199,913	$ 177,794	$ 67,745
Life operations	69,094	43,779	42,605
Total	$ 269,007	$ 221,573	$ 110,350

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 3 to the Consolidated Financial Statements.

Competition

The principal competitors in the municipal and asset-backed insured markets include other AAA/Aaa rated and, to a lesser extent, AA/Aa rated monoline financial guarantors and multiline insurance companies and banks. These include MBIA Inc., Ambac Financial Group, Inc. ("Ambac") and Financial Security Assurance Holdings Ltd ("FSA"). There are also many means by which issuers may borrow money without using third party credit enhancement. For example, structured financings may be executed by issuing senior and subordinated tranches of debt that effectively substitutes for third party enhancement. Additionally, issuers may raise debt financing by issuing corporate debt or by borrowing from banks. Such alternatives effectively constitute a form of competition for financial guarantor insurance companies.

With respect to the Company's municipal guaranteed reinvestment contract business, competitors includes financial institutions in the banking, investment banking, life insurance and financial guaranty industries. These include Aegon, AIG, Ambac, Bayerische Landesbank (BLB), Caisse des Depots et Consignations, FSA and MBIA Inc.

With respect to the Company's weather and energy risk management business, competition is encountered in both the U.S. and on a worldwide basis from companies within the energy, insurance and, to an increasing extent, the financial services sector. Among the principal competitive factors affecting the Company's weather and energy business are its financial strength ratings, its capability in originating, marketing and executing innovative products and services, its relative pricing, and its ability and willingness to hedge all or a portion of such risks.

Marketing and Distribution

Marketing of the Company's financial guaranty business is targeted based on the type and stage of completion of the transaction. Targeted parties include investment bankers, issuers of and investors in credit-enhanced transactions and concessionaires in certain transactions. Other financial guaranty insurers or reinsurers or other counterparties may also be a source of new business.

With respect to the Company's weather and energy risk management business, new clients are acquired through direct marketing but may also be referred through a number of brokers who receive a fee that is a function of the size of the transaction. The Company's main clients have been in the energy and financial services sector. Guaranteed investment or municipal reinvestment contract business is mainly originated through specialized brokers.

See Item 8, Note 18 (a) to the Consolidated Financial Statements for further information.

Claims Administration

Claims management includes the identification of potential claims through systematic surveillance of the insured portfolio, the establishment of reserves for losses that are both probable and estimable, the accounting for loss adjustment expenses, the receipt of claims, the approval of claim payments and the notification to reinsurers. Surveillance also involves proactive efforts to prevent or mitigate potential claims once they are identified. If a claim is paid, recoveries will be sought based on the security pledged under the policy.

XL Financial Solutions

XL Financial Solutions ("XLFS") functions as an internal joint venture among the Company's three operating segments, and provides a wide range of financial products and finite transactions, including finite property and casualty insurance and reinsurance coverages, structured deposits and derivatives. Most transactions originated through XLFS are multi-year in nature, with many transactions having durations in excess of ten years. Generally, the underlying nature of the transaction determines the business segment in which it is written. Up to and including 2002, property and casualty business written is included in the reinsurance segment or the insurance segment, depending upon whether the customer is a reinsurance company or other type of entity, respectively. In 2003, XLFS expects to write non-property and casualty risks, including financial market and transactions that may be structured in derivative form, which will be included in the financial products and services segment.

Risk Management

The Company seeks to identify, assess, monitor and manage its market, credit, operational and legal risks in accordance with defined policies and procedures. The Company's senior management takes an active role in the risk management process and has developed and implemented policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks pertaining to the Company's businesses. The Company recently formed a risk management committee. This committee was established to, among other things, implement and track risk aggregates by category and class including credit, country and region, analyze operational risks and recommend capacity allocations for the Company as a whole. Due to the changing nature of the global marketplace, the Company's risk management policies, procedures and methodologies are constantly evolving and are subject to ongoing review and modification. See Item 7A, "Quantitative and Qualitative Disclosure About Market Risk" for further discussion.

Aggregate exposures to potential catastrophic losses are monitored at an entity level and also at the corporate level. In addition to internal controls designed to mitigate the Company's exposure to a specific client, class of business or geographic exposure, the Company maintains various reinsurance programs that seek to protect the Company against foreseeable catastrophic and other types of risks.

Under its reinsurance security policy, the Company seeks to cede business to reinsurers generally rated A or better by Standard & Poor's ("S&P") or, in the case of Lloyd's syndicates, S&P "Four Bells" and/or B+ from Moody's Investors Service, Inc. ("Moody's"). The Company's Chief Credit Officer considers reinsurers that are not rated or do not fall within the above rating categories and may grant exceptions to the Company's general policy on a case-by-case basis. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 11 to the Consolidated Financial Statements for further information.

As part of risk management, the Company also has several credit committees that meet regularly to review the terms and conditions of proposed new transactions.

Unpaid Losses and Loss Expenses

Certain aspects of the Company's business have loss experience characterized as low frequency and high severity. This may result in volatility in both the Company's results of operations and financial condition and liquidity.

Loss reserves are established due to the significant periods of time that may lapse between the occurrence, reporting and payment of a loss. To recognize liabilities for unpaid losses and loss expenses, the Company estimates future amounts needed to pay claims and related expenses with respect to insured events. The Company's reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and do not represent any admission of liability with respect to any claim. Unpaid losses and loss expense reserves are established for reported claims and incurred but not reported (IBNR) claims.

The nature of the Company's high excess of loss liability and catastrophe business can result in loss payments that are both irregular and significant. Similarly, adjustments to reserves for individual years can be irregular and significant. Such adjustments are part of the normal course of business for the Company. Conditions and trends that have affected development of liabilities in the past may not necessarily occur in the future. Accordingly, it is inappropriate to extrapolate future redundancies or deficiencies based upon historical experience. See generally Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cautionary Note Regarding Forward-Looking Statements".

The tables below present the development of unpaid loss and loss expense reserves related to the Company's general operations on both a net and gross basis. The cumulative redundancy (deficiency) calculated on a net basis differs from that calculated on a gross basis. As different reinsurance programs cover different underwriting years, net and gross loss experience will not develop proportionately. The top line of the tables shows the estimated liability, net of reinsurance recoveries, as at the balance sheet date for each of the indicated years. This represents the estimated amounts of losses and loss expenses, including IBNR, arising in the current and all prior years that are unpaid at the balance sheet date of the indicated year. The tables show the re-estimated amount of the previously recorded reserve liability based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The cumulative redundancy (deficiency) represents the aggregate change with respect to that liability originally estimated. The lower portion of the first table also reflects the cumulative paid losses relating to these reserves. Conditions and trends that have affected development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies into the future, based on the tables below. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cautionary Note Regarding Forward-Looking Statements".

ANALYSIS OF CONSOLIDATED LOSS AND LOSS EXPENSE RESERVE DEVELOPMENT NET OF REINSURANCE RECOVERIES (U.S. dollars in millions)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Estimated liability for unpaid losses and loss expenses, net of reinsurance recoverables	$ 1,795	$ 2,057	$ 2,482	$ 2,899	$ 3,166	$ 3,609	$ 4,303	$ 4,537	$ 4,328	$ 7,173	$ 8,395
Liability re-estimated as of:											
One year later	1,800	2,089	2,455	2,885	2,843	3,354	4,016	4,142	4,503	7,573	
Two years later	1,830	2,089	2,383	2,546	2,704	3,038	3,564	4,085	4,463		
Three years later	1,819	2,115	2,190	2,445	2,407	2,737	3,580	4,120			
Four years later	1,891	1,972	2,085	2,214	2,227	2,658	3,461				
Five years later	1,856	1,950	1,927	2,050	2,144	2,505					
Six years later	1,820	1,752	1,819	2,010	2,026						
Seven years later	1,644	1,739	1,823	1,915							
Eight years later	1,660	1,752	1,758								
Nine years later	1,689	1,725									
Ten years later	1,703										
Cumulative redundancy (deficiency) (1)	92	332	724	984	1,140	1,104	842	417	(135)	(400)	
Cumulative paid losses, net of reinsurance recoveries, as of:											
One year later	$ 267	$ 256	$ 317	$ 445	$ 234	$ 458	$ 812	$ 1,252	$ 1,184	$ 2,011	
Two years later	468	521	709	667	576	932	1,594	1,828	1,920		
Three years later	689	865	921	934	932	1,404	1,928	2,306			
Four years later	927	1,033	1,110	1,143	1,235	1,525	2,249				
Five years later	1,102	1,198	1,199	1,356	1,313	1,732					
Six years later	1,253	1,273	1,328	1,408	1,466						
Seven years later	1,319	1,360	1,365	1,485							
Eight years later	1,391	1,387	1,429								
Nine years later	1,414	1,446									
Ten years later	1,468										

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion.

ANALYSIS OF CONSOLIDATED LOSS AND LOSS EXPENSE RESERVE DEVELOPMENT GROSS OF REINSURANCE RECOVERABLES (U.S. dollars in millions)

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Estimated gross liability for unpaid losses and loss expenses	$1,977	$2,269	$2,760	$3,238	$3,623	$ 3,972	$ 4,897	$ 5,369	$ 5,668	$11,807	$ 13,203
Liability re-estimated as of:											
One year later	1,996	2,309	2,764	3,244	3,221	3,763	4,735	5,266	6,118	12,352	
Two years later	2,037	2,323	2,721	2,872	3,164	3,496	4,352	5,147	6,105		
Three years later	2,043	2,373	2,494	2,793	2,902	3,243	4,316	5,176			
Four years later	2,134	2,198	2,414	2,572	2,753	3,139	4,232				
Five years later	2,067	2,208	2,268	2,415	2,663	2,979					
Six years later	2,065	2,022	2,165	2,379	2,564						
Seven years later	1,903	2,010	2,177	2,327							
Eight years later	1,921	2,033	2,154								
Nine years later	1,951	2,048									
Ten years later	2,017										
Cumulative Redundancy (Deficiency)	(40)	221	606	911	1,059	993	665	193	(437)	(545)	

The following table presents an analysis of paid, unpaid and incurred losses and loss expenses for the Company's general operations and a reconciliation of beginning and ending unpaid losses and loss expenses for the years indicated:

RECONCILIATION OF UNPAID LOSSES AND LOSS EXPENSES
(U.S. dollars in thousands)

	2002	2001	2000
Unpaid losses and loss expenses at beginning of year	$11,806,745	$ 5,667,833	$5,369,402
Unpaid losses and loss expenses recoverable	(4,633,693)	(1,339,767)	(831,864)
Net unpaid losses and loss expenses at beginning of year	7,173,052	4,328,066	4,537,538
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:			
Current year	2,927,297	2,729,427	1,827,443
Prior years	400,018	175,804	(394,884)
Total net incurred losses and loss expenses	3,327,315	2,905,231	1,432,559
Exchange rate effects	552,173	60,618	(31,293)
Net loss reserves acquired	189,710	1,696,562	52,932
Less net losses and loss expenses paid in respect of losses occurring in:			
Current year	836,102	633,141	411,685
Prior years	2,010,729	1,184,284	1,251,985
Total net paid losses	2,846,831	1,817,425	1,663,670
Net unpaid losses and loss expenses at end of year	8,395,419	7,173,052	4,328,066
Unpaid losses and loss expenses recoverable	4,807,317	4,633,693	1,339,767
Unpaid losses and loss expenses at end of year	$13,202,736	$11,806,745	$5,667,833

Current year net losses incurred

Current year net losses incurred in 2002 were $2.9 billion as compared to $2.7 billion in 2001. Current year net losses incurred in 2002 increased over 2001 primarily due to the inclusion of a full year of Winterthur International results (that had current year losses of $349.7 million), Le Mans Ré, consolidated with effect from January 1, 2002 (that had net losses incurred of approximately $167.0 million), and general growth of the Company's operations. Partially offsetting these increases was a lower level of catastrophic and other loss events in 2002 as compared to 2001.

In 2001, current year net losses incurred included $760.0 million relating to the September 11 event, losses of $241.2 million relating to the Winterthur International operations (acquired with effect from July 1, 2001), catastrophic and other loss events, including the bankruptcy of Enron Corp., several satellite losses, the Toulouse, France petrochemical plant explosion, Tropical Storm Allison, the Petrobras oil rig loss in Brazil and several other European property losses, and other growth of the Company's operations related to new business assumed.

Current year net losses incurred for 2000 included net reserve adjustments of $114.0 million to several unprofitable lines of insurance business that the Company exited, including trucking, inland energy and certain classes of aviation.

Prior year net losses incurred

The following tables present the development of the Company's gross loss and loss expense reserves and loss and loss expense reserves net of reinsurance for its general operations. The tables also show the estimated reserves at the beginning of each fiscal year and the favorable or adverse development (prior year development) of those reserves during such fiscal year.

(U.S. dollars in millions)

Gross	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 11,807	$ 5,668	$ 5,369
Net adverse (favorable) development of those reserves during the year	545	450	(103)
Unpaid losses and loss expense reserves re-estimated one year later	$ 12,352	$ 6,118	$ 5,266

Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 7,173	$ 4,328	$ 4,537
Net adverse (favorable) development of those reserves during the year	400	175	(395)
Unpaid losses and loss expense reserves re-estimated one year later	$ 7,573	$ 4,503	$ 4,142

As different reinsurance programs cover different underwriting years, contracts and lines of business, net and gross loss experience do not develop proportionately.

The following table presents the net adverse (favorable) prior year loss development of the Company's loss and loss expense reserves for its general operations by each operating segment for each of the years indicated:

(U.S. dollars in millions)

	2002	2001	2000
Insurance Segment	$ 28	$ (78)	$ (456)
Reinsurance Segment	385	253	61
Financial Products and Services Segment	(13)	—	—
Total	$ 400	$ 175	$ (395)

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 10 to the Consolidated Financial Statements for further information regarding the significant developments in prior year loss reserve estimates for each of the years indicated within each of the Company's operating segments.

Net loss reserves acquired

Net loss reserves acquired in 2002 related primarily to Le Mans Ré of $376.2 million consolidated as a subsidiary with effect from January 1, 2002. This was partially offset by the return by the Company of the accident and health business related to the Winterthur International acquisition back to the seller in June 2002 of approximately $190.0 million. Net loss reserves acquired in 2001 related primarily to the acquisition of Winterthur International. The Company has contractual post-closing protection with respect to adverse development of reserves, including unearned premium reserves, resulting from Winterthur International business written prior to July 1, 2001. Business in force at June 30, 2001 carries a maximum exposure to a combined ratio of 105%. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" and Item 8, Note 6 (c) to the Consolidated Financial Statements for further information.

Exchange rate effects

Exchange rate effects on net loss reserves in 2002 and 2001 also related primarily to Winterthur International, which has several operations where the functional currency is not the U.S. dollar. The reduction in the value of the U.S. dollar during 2002 and 2001 mainly compared to the Swiss Franc and Euro has given rise to translation and revaluation exchange movements of $552.2 million and $60.6 million in 2002 and 2001, respectively.

Net paid losses

Total net paid losses increased $1.0 billion to $2.8 billion in 2002. This increase is due to the inclusion of a full year of Winterthur International, which had approximately $786.0 million of net paid losses, the consolidation of Le Mans Ré and growth of the Company's other operations. The increase in paid losses, related primarily to prior years, is due mainly to payments relating to loss reserves associated with the Winterthur International acquisition. At December 31, 2002, the Company had paid approximately 25% of its estimated ultimate losses relating to the September 11 event. This relatively low percentage is due to the size and complexity of the claims and the fact that approximately 60% of the Company's ultimate incurred losses related to the reinsurance segment, where there is an inherent lag between the timing of a loss event and when it is reported by the ceding company to the Company. See Item 8, Note 4 to the Consolidated Financial Statements.

The amount of paid losses increased in 2001 over 2000 due mainly to an increase in current year loss events and the inclusion of Winterthur International business from July 1, 2001.

Other loss related information

The Company's net incurred losses and loss expenses included actual and estimates of potential non-recoveries from reinsurers. As at December 31, 2002 and 2001, the reserve for potential non-recoveries from reinsurers was $47.3 million and $49.7 million, respectively.

Except for certain workers' compensation and long-term disability liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers' compensation and long-term disability unpaid losses that are considered fixed and determinable, and discounts such losses using an interest rate of 7%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities. The tabular reserving methodology results in applying uniform and consistent criteria for establishing expected future indemnity and medical payments (including an explicit factor for inflation) and the use of mortality tables to determine expected payment periods. Tabular unpaid losses and loss expenses, net of reinsurance, at December 31, 2002 and 2001 were $374.5 million and $231.0 million, respectively. The related discounted unpaid losses and loss expenses were $151.7 million and $98.0 million as of December 31, 2002 and 2001, respectively. The amount of the discount credit included in net losses and loss expenses incurred was $22.6 million and $9.1 million in 2002 and 2001, respectively.

Investments

Investment structure and strategy

The Company's investment operations are managed centrally by the Company's investment department, which also provides certain investment advice and support for the rest of the Company's operations. The Finance Committee of the Board of Directors approves the Company's overall investment policy and guidelines and reviews the implementation of the investment strategy on a regular basis.

The primary goal of the investment strategy is to maximize investment returns taking into account market and credit risk in light of the Company's business objectives of stable earnings growth and growth in long-term book value. Market risk is principally due to interest rate variability, which the Company seeks to control through asset/liability management, and to a lesser extent due to the allocation to risk assets, which the Company seeks to control through diversification. Credit risk arises from investments in corporate fixed income securities and is managed with aggregate and portfolio limits.

The Company's overall investment portfolio is structured to take into account a number of variables including local regulatory requirements, business needs, collateral management and risk management. At December 31, 2002 and 2001, total investments and cash, less payable for investments purchased, managed by the investment department, were $20.0 billion and $14.4 billion, respectively.

Functionally, the Company's investment portfolio is divided into three components. The largest component is the asset/liability portfolio supporting property and casualty and financial guaranty liabilities, which was approximately $11.9 billion and $9.6 billion at December 31, 2002 and 2001, respectively. The key focus for this component is asset and liability management and it is used to provide liquidity to settle claims arising from the Company's property and casualty underwriting and financial products and services general operations. The asset/liability portfolio is made up entirely of investment grade fixed income securities comprising (i) deposits and regulatory holdings and (ii) actively managed portfolios.

The second component of the investment portfolio is the structured product portfolio, which was approximately $4.5 billion and $1.9 billion at December 31, 2002 and 2001, respectively. This portfolio consists of highly structured investment portfolios that support specific insurance and reinsurance transactions, *e.g.*, deposit liability and future policy benefit reserves. Many of these transactions have underlying liabilities that pay out over the long term. As a result, asset and liability management is also a key focus for this portfolio. The structured product portfolio consists of actively managed investment grade fixed income securities that have a longer duration than the asset/liability portfolio discussed above.

The third component of the investment portfolio is the risk asset portfolio, which was approximately $3.6 billion and $2.9 billion at December 31, 2002 and 2001, respectively. This portfolio is comprised of alternative investments, high yield fixed income, equity (public, private and collateralized debt obligations) and certain corporate investments. The risk asset portfolio is managed with a total return focus with an efficient utilization of risk and is intended to increase the Company's book value over the long term.

The alternative investment portfolio, part of the risk asset portfolio, is a highly diversified portfolio of investments in limited partnerships and similar investment vehicles. For the vast majority of the portfolio, the Company owns minority investment interests that are accounted for under the equity method and included in the Consolidated Balance Sheet under "Investments in affiliates". This portfolio was $1.3 billion and $0.8 billion at December 31, 2002 and 2001, respectively. See Item 8, Note 8 to the Consolidated Financial Statements.

Implementation of investment strategy

Although the Company's investment department is responsible for implementation of the investment strategy, the day to day management of the investment portfolio is outsourced to investment management service providers. External investment managers are selected and monitored using a disciplined due diligence process, including input from external consultants. Each investment manager may manage one or more portfolios and is governed by a detailed set of investment guidelines including overall objectives, risk parameters, and diversification requirements that fall within the overall guidelines discussed above. Compliance with investment guidelines is monitored on a regular basis by the investment department.

Investment performance

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the Company's investment performance.

Credit ratings, duration and maturity profile

It is the Company's policy to operate the aggregate fixed income portfolio with a minimum weighted average credit rating of Aa3/AA-. The aggregate credit rating is determined based on the market value weighted average using a linear credit rating scale similar to that used by Moody's Investors Service, Inc. The highest credit rated fixed income securities are held within the asset/liability and structured product portfolios. Sub-investment grade (high yield) fixed income is held within the risk asset portfolio. The weighted average credit rating of the fixed income portfolio was Aa2/AA at December 31, 2002 and 2001.

The Company did not have an aggregate investment in a single entity, other than the U.S. Government, in excess of 10% of shareholders' equity at December 31, 2002 or 2001.

The aggregate duration of the fixed income portfolio is managed relative to liabilities. Duration measures bond price volatility and is an indicator of the sensitivity of the price of a bond (or a portfolio of bonds) to changes in interest rates, assuming a parallel change in the yield curve reflecting the percentage change in price for a 100 basis point change in yield. Management believes that the duration of the portfolio is the best single measure of interest rate risk and the table below summarizes the weighted average duration in years of the main components of the fixed income portfolio at December 31, 2002 and 2001:

Component	2002	2001
Asset/Liability portfolio	3.5	3.5
Structured portfolio	9.1	11.5
Risk Asset portfolio	5.0	6.0
Total Fixed Income portfolio	5.2	5.0

The maturity profile of the fixed income portfolio is a function of the maturity profile of liabilities and, to a lesser extent, the maturity profile of common fixed income benchmarks. See Item 8, Note 7 to the Consolidated Financial Statements.

Geographic Areas

See Item 8, Notes 3 and 25 to the Consolidated Financial Statements.

Ratings

The Company's ability to underwrite business is largely dependent upon the quality of its claims paying and financial strength ratings as evaluated by independent agencies. The following are the financial strength ratings from internationally recognized rating agencies as at December 31, 2002 in relation to the Company's principal insurance and reinsurance subsidiaries and pools:

Rating agency	Agency's description of rating	Rating	Agency's rating definition	Ranking of Rating
Standard & Poor's	"A current opinion of the financial security characteristics of an insurance organization - with respect to its ability to pay under its insurance policies and contracts in accordance with their terms."	AA	"Very strong" capacity to meet its financial commitments.	This is the second highest out of nine main ratings. Main ratings from AA to CCC are subdivided into three subcategories: "+", indicating the high end of the main rating; no modifier, indicating the mid-range of the main rating; and "-", indicating the lower end of the main rating.
A.M. Best	"An opinion of an insurer's financial strength and ability to meet ongoing obligations to policyholders."	A+	"Superior."	This is the second highest out of fifteen ratings.
Moody's Investors Service	An opinion of "the ability of insurance companies to repay punctually senior policyholder claims and obligations."	Aa2	"Excellent."	This is the second highest out of nine main ratings. Each main rating is subdivided into three subcategories: "1", indicating the high end of the main rating; "2", indicating the mid-range of the main rating; and "3", indicating the lower end of the main rating.

The following are the financial strength ratings from internationally recognized rating agencies as of December 31, 2002 in relation to the Company's principal financial guaranty insurance and reinsurance subsidiaries:

Rating agency	Agency's description of rating	Rating	Agency's rating definition	Ratings' Ranking
Standard & Poor's	"A current opinion of the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms."	AAA	"Extremely strong" capacity to meet its financial commitments.	This is the highest out of nine main ratings.
Moody's Investors Service	An opinion of "the ability of insurance companies to repay punctually senior policyholder claims and obligation."	Aaa	"Exceptional."	This is the highest out of nine main ratings.
Fitch	"An assessment of the financial strength of an insurance organization, and its capacity to meet senior obligations to policyholders and contract holders on a timely basis."	AAA	"Exceptionally strong."	This is the highest out of eight main ratings.

The Company believes that the primary users of ratings include commercial and investment banks, policyholders, ceding companies and investors. There can be no assurance that any such ratings will be retained for any period of time or that they will not be qualified, suspended, revised downward or withdrawn entirely by such rating agencies.

Tax Matters

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 24 to the Consolidated Financial Statements.

Regulation

See Item 8, Note 25 to the Consolidated Financial Statements.

Employees

At December 31, 2002, the Company employed approximately 3,100 employees. At that date, approximately 130 of the Company's employees were represented by unions or workers' councils and approximately 40 of the Company's employees were subject to collective bargaining agreements. The Company believes that it has a good relationship with its employees.

Available Information

The public may read and copy any materials the Company files with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (such as the Company) and the address of that site is *http://www.sec.gov*.

The Company's Internet website address is *http://www.xlcapital.com*.

The Company makes available free of charge, including through the Company's Internet website, the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

ITEM 2. PROPERTIES

The Company operates in the United States, Bermuda, Europe and various other locations around the world. In 1997, the Company acquired commercial real estate in Bermuda for the purpose of securing long-term office space for its worldwide headquarters. The development was completed in April 2001. The total cost of this development, including land, was approximately $126.6 million. In addition, the Company owns XL House in London, England, acquired as part of the Winterthur International acquisition and the fair value of this property at the time of acquisition was approximately $56.4 million. The majority of all other office facilities throughout the world that are occupied by the Company and its subsidiaries are leased. Total rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $30.4 million, $18.9 million and $18.3 million, respectively. The increase in rent expense for 2002 is due primarily to the acquisition of Winterthur International. See Item 8, Note 18 (d) to the Consolidated Financial Statements for discussion of the Company's lease commitments for real property.

ITEM 3. LEGAL PROCEEDINGS

The Company, in common with the property and casualty insurance and reinsurance industry in general, is subject to litigation and arbitration in the normal course of its business. Such legal proceedings are considered in connection with the Company's loss and loss expense reserves. As of December 31, 2002, the Company was not a party to any material litigation or arbitration other than in the ordinary course of its business in relation to claims activity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of ordinary shareholders during the fourth quarter of the fiscal year covered by this report.

Executive Officers of the Company

The table below sets forth the names, ages and titles of the persons who were the executive officers of the Company for the year ended December 31, 2002:

Name	Age	Position
Brian M. O'Hara..................	54	President, Chief Executive Officer and Director
Fiona E. Luck......................	45	Executive Vice President, Group Operations and Assistant Secretary
Jerry M. de St. Paer............	61	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Paul S. Giordano	40	Executive Vice President, General Counsel and Secretary
Christopher V. Greetham.....	58	Executive Vice President and Chief Investment Officer
Nicholas M. Brown, Jr.	48	Executive Vice President of the Company and Chief Executive of Insurance Operations
Henry C.V. Keeling	47	Executive Vice President of the Company and Chief Executive of Reinsurance Operations
Robert R. Lusardi	46	Executive Vice President of the Company and Chief Executive of Financial Products and Services Operations
K. Bruce Connell *	50	Executive Vice President and Group Underwriting Officer

* Retired on March 31, 2002.

Brian M. O'Hara has been President and Chief Executive Officer of the Company since 1994 and a Director of the Company since 1986, having previously served as Vice Chairman of the Company from 1987. He is Chairman of XL Insurance (Bermuda) Ltd and XL Re Ltd and was Chief Executive Officer of XL Insurance (Bermuda) Ltd until 1998, having previously served as Chairman, President and Chief Executive Officer from 1994, President and Chief Executive Officer from 1992, and as President and Chief Operating Officer from 1986.

Fiona E. Luck has been Executive Vice President of Group Operations of the Company since July 1999 and Assistant Secretary since January 2002. Ms. Luck was previously employed at ACE Bermuda as Executive Vice President from 1998, and Senior Vice President from 1997. From 1992 to 1997, Ms. Luck was the Managing Director of the Marsh & McLennan Global Broking office in Bermuda.

Jerry M. de St. Paer has been Executive Vice President and Chief Financial Officer of the Company since February 2001. Mr. de St. Paer was appointed Treasurer and Assistant Secretary of the Company in January 2002. Mr. de St. Paer was previously Managing Director of Hudson International Advisors in New York. Prior to forming Hudson International in 1998, he served as Managing Director, Insurance at J.P. Morgan & Company, Inc. Mr. de St. Paer was previously employed at The Equitable (now AXA Financial Advisors), from 1986 until 1997, serving most recently as Senior Executive Vice President and Chief Financial Officer of The Equitable and as Executive Vice President of Strategic Studies and Development of the AXA Groupe.

Paul S. Giordano has been Executive Vice President and General Counsel of the Company since June 1999. Mr. Giordano served as Senior Vice President since January 1997 and was appointed Secretary of the Company on December 31, 1997. Mr. Giordano was associated with Cleary, Gottlieb, Steen & Hamilton and Clifford Chance in New York and London prior to joining the Company.

Christopher V. Greetham has been Executive Vice President of the Company since December 1998 and has served as Chief Investment Officer of the Company since 1996. Prior to joining the Company, Mr. Greetham served as Senior Vice President and Chief Financial Officer of OIL Insurance Ltd from 1982 to 1996 and as Vice President of Bankers Trust Company from 1975 to 1982.

Nicholas M. Brown, Jr. has been Executive Vice President of the Company since July 1999 and Chief Executive of Insurance Operations since July 2000. He was President and Chief Executive Officer of NAC Re Corp, (now known as XL America) from January 1999, having previously served as President and Chief Operating Officer of NAC Re Corp and President and Chief Executive Officer of NAC Re (now known as XL Re America) from 1996. Prior to joining XL Re America, Mr. Brown served as Executive Vice President and

Chief Operating Officer of St. Paul Fire and Marine Insurance Company from 1994 to 1996 and as President of St. Paul Specialty from 1993 to 1994. From 1976 through 1993, he served in various positions at Aetna Life and Casualty Companies.

Henry C.V. Keeling has been Executive Vice President of the Company and Chief Executive of XL Re since August 1998. He was appointed Chief Executive Officer of Reinsurance Operations in July 2000. Mr. Keeling was President and Chief Operating and Underwriting Officer of Mid Ocean Re (now known as XL Re Ltd) from 1992 to 1998. He previously served as a director of Taylor Clayton (Underwriting Agencies) Ltd and deputy underwriter for syndicate 51 at Lloyd's from 1984 through 1992.

Robert R. Lusardi has been Executive Vice President of the Company since February 1998, and Chief Executive Officer of Financial Products and Services Operations since July 2000. Mr. Lusardi served as Chief Financial Officer of the Company from 1998 through February 2001. Prior to joining the Company, Mr. Lusardi was a Managing Director at Lehman Brothers, where he was employed from 1980 to 1998.

K. Bruce Connell served as Executive Vice President and Group Underwriting Officer until his retirement on March 31, 2002. He had been Executive Vice President of the Company until March 1998 and Group Underwriting Officer since July 2000. Mr Connell previously served as President and Chief Operating Officer of XL Global Re from November 1997 to August 1998, President of XL Global Re since December 1995 and Senior Vice President of XL Insurance (Bermuda) Ltd from 1990 to 1995.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Company's Class A ordinary shares, $0.01 par value, are listed on the New York Stock Exchange under the symbol "XL".

The following table sets forth the high, low and closing sales prices per share of the Company's Class A ordinary shares per fiscal quarter, as reported on the New York Stock Exchange Composite Tape.

	High	Low	Close
2002:			
1st Quarter	$ 97.110	$ 86.050	$ 93.350
2nd Quarter	$ 97.380	$ 82.700	$ 84.700
3rd Quarter	$ 83.030	$ 61.000	$ 73.500
4th Quarter	$ 83.230	$ 70.880	$ 77.250
2001:			
1st Quarter	$ 87.500	$ 67.600	$ 76.070
2nd Quarter	$ 83.600	$ 67.180	$ 82.100
3rd Quarter	$ 83.000	$ 62.000	$ 79.000
4th Quarter	$ 96.120	$ 79.500	$ 91.360

Each Class A ordinary share has one vote, except that if, and so long as, the Controlled Shares (defined below) of any person constitute ten percent (10%) or more of the issued Class A ordinary shares, the voting rights with respect to the Controlled Shares owned by such person are limited, in the aggregate, to a voting power of approximately 10%, pursuant to a formula specified in the Articles of Association. "Controlled Shares" includes, among other things, all Class A ordinary shares which such person is deemed to beneficially own directly, indirectly or constructively (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934).

(b) The number of record holders of Class A ordinary shares as of December 31, 2002 was 804. This figure does not represent the actual number of beneficial owners of the Company's ordinary shares because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

(c) In 2002, four regular quarterly dividends were paid at $0.47 per share to all ordinary shareholders of record as of February 4, May 28, August 5 and December 2. In 2001, four regular quarterly dividends were paid at $0.46 per share to all ordinary shareholders of record as of February 15, May 25, August 15 and November 15.

The declaration and payment of future dividends by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, financial condition, business needs, capital and surplus requirements of the Company's operating subsidiaries and regulatory and contractual restrictions.

As a holding company, the Company's principal source of income is dividends or other statutorily permissible payments from its subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries that the Company operates in, including Bermuda, the United States and the U.K., and those of the Society of Lloyd's, and certain contractual provisions. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 25 to the Consolidated Financial Statements for further discussion.

(d) Rights to purchase Class A ordinary shares ("the Rights") were distributed as a dividend at the rate of one Right for each Class A ordinary share held of record as of the close of business on October 31, 1998. Each Right entitles holders of Class A ordinary shares to buy one ordinary share at an exercise price of $350.

The Rights would be exercisable, and would detach from the Class A ordinary shares, only if a person or group were to acquire 20% or more of the Company's outstanding Class A ordinary shares, or were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 20% or more of Class A ordinary shares. Upon a person or group without prior approval of the Board acquiring 20% or more of Class A ordinary shares, each Right would entitle the holder (other than such an acquiring person or group) to purchase Class A ordinary shares (or, in certain circumstances, Class A ordinary shares of the acquiring person) with a value of twice the Rights exercise price upon payment of the Rights exercise price. The Company will be entitled to redeem the Rights at $0.01 per Right at any time until the close of business on the tenth day after the Rights become exercisable. The Rights will expire at the close of business on September 30, 2008, and do not initially have a fair value. The Company has initially reserved 119,073,878 Class A ordinary shares being authorized and unissued for issue upon exercise of Rights.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data below is based upon the Company's fiscal year end of December 31. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto presented under Item 8.

	2002 (1)	2001 (1)	2000	1999 (2)	1998 (2)
	(U.S. dollars in thousands, except share and per share amounts and ratios)				
Income Statement Data:					
Net premiums earned—general operations	$4,966,818	$2,767,533	$2,035,240	$1,750,006	$1,324,291
Net premiums earned—life operations	1,022,992	695,595	—	—	—
Net investment income	734,535	610,528	580,946	525,318	417,290
Net realized (losses) gains on investments	(214,160)	(93,237)	45,090	66,800	212,910
Net realized and unrealized (losses) gains on derivative instruments	(51,761)	11,768	21,405	27,566	(1,706)
Equity in net income of investment affiliates	64,662	80,580	70,032	43,865	811
Fee income and other	54,963	18,247	(1,131)	100,400	22,325
Net losses and loss expenses incurred—general operations	3,327,315	2,905,231	1,432,559	1,304,304	841,517
Claims and policy benefits—life operations	1,069,456	698,675	—	—	—
Acquisition costs, operating expenses and exchange gains and losses	1,549,440	1,073,903	743,067	689,005	436,598
Interest expense	168,086	113,272	70,593	37,378	33,444
Amortization of intangible assets	6,187	58,569	58,597	49,141	26,881
Income (loss) before minority interests, equity in net income of insurance and operating affiliates and income tax expense	457,565	(758,636)	446,766	434,117	637,481
Preference share dividends	9,620	—	—	—	—
Net income (loss) available to ordinary shareholders	395,951	(576,135)	506,352	470,509	656,330
Per Share Data:					
Net income (loss) per ordinary share—basic (3)	$ 2.92	$ (4.55)	$ 4.07	$ 3.69	$ 5.86
Net income (loss) per ordinary share—diluted (3)	$ 2.88	$ (4.55)	$ 4.03	$ 3.62	$ 5.68
Weighted average ordinary shares Outstanding—diluted (3)	137,388	126,676	125,697	130,304	116,206
Cash dividends per ordinary share (4)	$ 1.88	$ 1.84	$ 1.80	$ 1.76	$ 1.64

See Notes on next page.

	2002 (1)	2001 (1)	2000	1999 (2)	1998 (2)
	(U.S. dollars in thousands, except per share amounts and ratios)				
Balance Sheet Data:					
Total investments available for sale	$ 16,059,733	$ 12,429,845	$ 9,501,548	$ 9,122,591	$ 9,057,892
Cash and cash equivalents	3,557,815	1,863,861	930,469	557,749	480,874
Investments in affiliates	1,750,005	1,037,344	792,723	479,911	154,668
Unpaid losses and loss expenses recoverable	5,012,655	4,633,693	1,339,767	831,864	593,960
Premiums receivable	3,592,713	2,182,348	1,119,723	1,126,397	904,203
Total assets	35,647,369	27,963,016	16,941,952	15,090,912	13,581,140
Unpaid losses and loss expenses	13,202,736	11,806,745	5,667,833	5,369,402	4,896,643
Unearned premiums	4,028,299	2,636,428	1,741,393	1,497,376	1,337,277
Notes payable and debt	1,877,957	1,604,877	450,032	410,726	613,873
Shareholders' equity	6,569,589	5,437,184	5,573,668	5,577,078	5,612,603
Book value per ordinary share	$ 44.48	$ 40.35	$ 44.58	$ 43.64	$ 43.59
Fully diluted book value per ordinary share (5)	$ 44.48	$ 40.35	$ 44.58	$ 43.13	$ 43.20
Operating Ratios:					
Loss and loss expense ratio (6)	68.0%	105.8%	70.9%	75.1%	63.5%
Underwriting expense ratio (7)	29.0%	33.9%	35.3%	33.6%	30.3%
Combined ratio (8)	97.0%	139.7%	106.2%	108.7%	93.8%

(1) Results for all periods subsequent to July 1, 2001 include the results of Winterthur International, which was acquired with effect from this date. The results also include the consolidation of Le Mans Ré, which is accounted for as a subsidiary with effect from January 1, 2002. In the years ended December 31, 2001, 2000 and 1999, the Company's share of net income of Le Mans Ré was included in equity in net income of insurance and operating affiliates. The Company's net income for the years ended December 31, 2002 and 2001 was reduced significantly by the September 11 event. See Item 8, Note 4 to the Consolidated Financial Statements. The effect of all of these items should be considered when making period to period comparisons of the Company's results of operations and financial condition and liquidity. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion and analysis.

(2) Information includes the results of NAC as though it had always been a part of the Company.

(3) Net income per ordinary share is based on the basic and diluted weighted average number of ordinary shares and ordinary share equivalents outstanding for each period. Net loss per ordinary share is based on the basic weighted average number of ordinary shares outstanding.

(4) Cash dividends per ordinary share for 1999 and prior years have not been adjusted for the pooling effect of NAC.

(5) Fully diluted book value per ordinary share is a non-GAAP measure. It is calculated by adding to Shareholders' equity the exercise proceeds of all vested "in the money" Company stock options and dividing the balance by the sum of total Class A ordinary shares outstanding and total vested "in the money" stock options.

(6) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by the net premiums earned for general insurance and reinsurance operations.

(7) The underwriting expense ratio is the sum of acquisition expenses and operating expenses for general insurance and reinsurance operations divided by net premiums earned for general insurance and reinsurance operations. See Item 8, Note 3 to the Consolidated Financial Statements for further information.

(8) The combined ratio is the sum of the loss and loss expense ratio and the underwriting expense ratio. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

(9) Certain reclassifications to prior period information have been made to conform to current year presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is a discussion of the Company's financial condition and results of operations. Certain aspects of the Company's business have loss experience characterized as low frequency and high severity. This may result in volatility in both the Company's results of operations and financial condition.

The Company's results for all periods subsequent to July 1, 2001 include the results of Winterthur International. See "Critical Accounting Policies" and Item 8, Note 6 (c) to the Consolidated Financial Statements for futher information.

The Company's results for 2002 and 2001 also include the effects of terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, the "September 11 event"). This should be considered when making period to period comparisons. See Item 8, Note 4 to the Consolidated Financial Statements for further information.

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward looking-statements. These statements are based upon current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements, and therefore undue reliance should not be placed on them. See "—Cautionary Note Regarding Forward-Looking Statements" for a list of additional factors that could cause actual results to differ materially from those contained in any forward-looking statement.

This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto presented under Item 8.

Critical Accounting Policies

The following are considered to be the Company's critical accounting policies and estimates due to the judgments and uncertainties affecting the application of these policies and/or the likelihood that materially different amounts would be reported under different conditions or using different assumptions. If actual events differ significantly from the underlying assumptions or estimates applied for any or all of the accounting policies (either individually or in the aggregate), there could be a material adverse effect on the Company's results of operations and financial condition and liquidity. These critical accounting policies have been discussed by management with the Company's Audit Committee of the Board of Directors.

Other significant accounting policies are nevertheless important to an understanding of the Company's Consolidated Financial Statements. Policies such as those related to revenue recognition, financial instruments and consolidation require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See Item 8, Note 2 to the Consolidated Financial Statements.

1) Unpaid Losses and Loss Expenses and Unpaid Loss and Loss Expenses Recoverable

Unpaid losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported ("IBNR"). The reserve for unpaid reported losses and loss expenses for the Company's general operations is established by management based on amounts reported from insureds or ceding companies and consultation with legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company.

The method of establishing case reserves for reported claims differs among the Company's operations.

With respect to the Company's insurance operations, the Company is notified of insured losses and claims personnel record a case reserve for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process. In the Company's Lloyd's operations within the insurance segment, where the Company is not a lead underwriter, claim reserves are established based upon notifications from a central market bureau.

With respect to the Company's reinsurance general operations, case reserves for reported claims are generally established based on reports received from ceding companies.

With respect to the Company's financial products and services general operations, financial guaranty claims written on an insurance basis are established consistent with the Company's insurance operations and financial guaranty claims written on a reinsurance basis are established consistent with the Company's reinsurance operations.

At December 31, 2002, the Company's total gross reserves for unpaid losses and loss expenses was $13.2 billion, of which $7.7 billion related to reserves for reported claims and $5.5 billion for IBNR reserves. Most of the Company's IBNR loss reserves are established with respect to its insurance and reinsurance casualty business. Casualty business generally has a longer tail (meaning a longer period of time between receipt of the premium and the ultimate settlement of the claim) than the Company's other lines of business. IBNR reserves are calculated by the Company's actuaries using several standard actuarial methodologies including paid and incurred loss development, the Bornhuetter-Ferguson incurred loss method and frequency and severity approaches.

Loss and loss expenses are charged to income as they are incurred. This includes loss and loss expense payments and any changes in reported and IBNR reserves. During the loss settlement period, additional facts regarding claims are reported. As these additional facts are reported, it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates.

Claims relating to property catastrophe and property risk excess treaties are generally reported within approximately twenty-four months from the date of occurrence.

The Company's net unpaid loss and loss expense reserves broken down by operating segment at December 31, 2002 was as follows:

(U.S. dollars in millions)

Insurance	$	4,771
Reinsurance		3,588
Financial products and services		36
Net unpaid loss and loss expense reserves	$	8,395

The following table shows the net unpaid loss and loss expense reserves for the Company at December 31, 2002 by line of business:

(U.S. dollars in millions)

Casualty insurance	$3,169
Casualty reinsurance	1,611
Property insurance	903
Property catastrophe reinsurance	257
Other property reinsurance	658
Marine and aviation reinsurance and insurance	996
Other (1)	801
Total	$8,395

(1) Consists of several products, including accident and health, financial guarantee, political risk, surety and bonding.

The total net unpaid loss and loss expense reserves includes both reported and IBNR reserves. IBNR reserves are calculated by the Company's actuaries using standard actuarial methodologies as discussed above. The outcomes of the Company's actuarial reviews, consistent with historical practice, will either provide (i) a single point estimate that is management's best estimate or (ii) a range of reserve estimates. The Company considers a 'best estimate' to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. For the majority of the Company's actuarial reviews, a single point reserve representing management's best estimate is recorded. The Company's actuaries utilize one set of assumptions in determining its single point estimate. These assumptions include loss development factors, loss ratios, reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuary's judgment based on historical data and experience. In all other instances, a range of reserve estimates is calculated. At December 31, 2002, in those instances in which a range was calculated, the Company's loss reserve estimates were at the mid-point of those ranges.

The following table shows the recorded estimate and the high and low ends of the range of reserves for each of the lines of business noted above for which a range of estimates was provided at December 31, 2002, as well as the recorded estimate of reserves for those lines of business for which a point estimate was established:

(U.S. dollars in millions)

	Recorded	High	Low
Casualty insurance	$ 1,125	$ 1,223	$ 1,027
Property insurance	140	150	130
Property catastrophe reinsurance	218	235	201
Other property reinsurance	234	254	214
Marine and aviation reinsurance and insurance	110	121	99
Other	216	256	176
Total utilizing range estimates	$ 2,043		
Lines utilizing single point estimates	$ 6,352		
Total	$ 8,395		

As at December 31, 2002, the Company's total net unpaid loss and loss expense reserve was the sum of the single point estimates and the mid-point of the range for those lines in which a range was provided. The Company does not have a range for its total net unpaid loss and loss expense reserves. Moreover, it would not be appropriate to add the ranges for each line of business to obtain a range around the Company's total reserves because this would not reflect the diversification effects across the Company's various lines of business. The diversification effects result from the fact that losses across the Company's different lines of business are not completely correlated.

Certain aspects of the Company's casualty operations complicate the actuarial process for establishing reserves. Casualty business written by the Company's insurance operations is high layer excess casualty business, meaning that the Company's liability is after large deductibles including self insurance or insurance from sources other than the Company. The Company commenced writing this type of business in 1986 and issued policies in forms that were different from traditional policies used by the industry at that time. Initially, there was a lack of industry data available for this type of business. Consequently, the basis for establishing loss reserves by the Company for this type of business was largely judgmental and based upon the Company's own reported loss experience which was used as basis for determining ultimate losses, and therefore IBNR reserves. Over time, the amount of available historical loss experience data of the Company has increased. As a result, the Company has obtained a larger statistical base to assist in establishing reserves for these excess casualty insurance claims.

Reinsurance operations by their nature add further complications to the reserving process in that there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. This period can be as long as thirty years for casualty reinsurance business written. As a result, more judgment is used to establish reserves for ultimate claims in the Company's reinsurance operations.

See further discussion within the Company's operating segments for prior year development of loss reserves.

The Company's three types of reserve exposure with the longest tails are:

(1) high layer excess casualty insurance;

(2) casualty reinsurance; and

(3) discontinued asbestos and long-tail environmental business.

High layer excess casualty claims typically involve claims relating to (i) a "shock loss" such as an explosion or transportation accident causing severe damage to persons and/or property over a short period of time, (ii) a "non-shock" loss where a large number of claimants are exposed to injurious conditions over a longer period of time, such as exposure to chemicals or pharmaceuticals or (iii) a professional liability loss. In each case, these claims are ultimately settled following extensive negotiations and legal proceedings. This process can typically take 5 to 15 years following the date of loss.

Set forth below is information regarding the numbers and amounts of claims for high layer excess casualty insurance for December 31, 1999 through December 31, 2002:

Number of claims reported as of December 31, 1999	80
Number of claims reported during 2000	24
Number of claims reported during 2001	19
Number of claims reported during 2002	22
Number of claims reported as of December 31, 2002	145

(U.S. dollars in millions)

Cumulative claims paid as of December 31, 1999	$	1,711
Amount of claims paid during 2000	$	475
Cumulative claims paid as of December 31, 2000	$	2,186
Amount of claims paid during 2001	$	126
Cumulative claims paid as of December 31, 2001	$	2,312
Amount of claims paid during 2002	$	539
Cumulative claims paid as of December 31, 2002	$	2,851

As at December 31, 2002, the Company's reported claims for its high layer excess casualty business were 32 shock losses, 50 non-shock losses and 63 professional liability losses.

With respect to casualty reinsurance, the reserving methods generally include historical aggregated claim information as reported by ceding companies, combined with the results of claims and underwriting reviews of a sample of the ceding company's claims and underwriting files. Therefore, detailed claim information for this line of business is not available.

With respect to discontinued asbestos and long-tail environment business, see Item 8, Note 10 to the Consolidated Financial Statements. This business had been previously written by NAC prior to its acquisition by the Company.

Except for certain workers' compensation and long-term disability liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers' compensation and long-term disability unpaid losses that are considered fixed and determinable, and discounts such losses using an interest rate of 7%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities. A 1% reduction in the interest rate would increase unpaid loss and loss expense reserves and net incurred loss and loss expenses by approximately $22.0 million based on the current estimated amount and payout of the liabilities. See Item 8, Note 10 to the Consolidated Financial Statements.

The establishment of unpaid loss and loss expense reserves also includes the estimation of related reinsurance recoverables. Due to the size of the gross losses arising from the September 11 event and the effect on the reinsurance industry, the Company, in addition to its normal review process, further analyzed the recoverability of these assets. In addition to the potential effect of the non recoverability of these assets from reinsurers disputing claims, the reinsurance market in general has experienced significant capital erosion as a result of underwriting and investment losses. Accordingly, there is greater uncertainty regarding recoverability due to the reinsurers' ability to pay. See "Financial Condition and Liquidity" and Item 8, Note 11 to the Consolidated Financial Statements for further information.

2) Future Policy Benefit Reserves

Future policy benefit reserves relate to the Company's life operations and are estimated using assumptions for investment yields, mortality, expenses and provisions for adverse loss deviation. Uncertainties such as interest rate volatility and the accuracy of mortality tables make it difficult to estimate the ultimate benefit payments.

Most of the Company's future policy benefit reserves relate to annuity portfolio reinsurance contracts under which the Company makes annuity payments throughout the term of the contract for a specified portfolio of policies. For certain of these contracts, a single premium is paid at inception of the contract by way of a transfer of cash and investments to the Company.

The reserving methodology for these annuity portfolio reinsurance contracts is described in Financial Accounting Standard ("FAS") 60 as amended by FAS 97. These contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected. Liabilities for future policy benefit reserves are established in accordance with the provisions of FAS 60.

Claims and expenses for individual policies within these annuity reinsurance contracts are projected over the lifetime of the contract to calculate a net present value of future cash flows. Assumptions for each element of the basis (mortality, expenses and interest) are determined at the issue of the contract and these assumptions are locked-in throughout the term of the contract unless a premium deficiency exists. The assumptions are best estimate assumptions plus provisions for adverse deviations on the key risk elements (i.e. mortality and interest). Provisions for adverse deviation are sufficient to cover reasonable deviations from the best estimated outcome of the contract. As the experience on the contracts emerges, the assumptions are reviewed. This occurs at least annually and includes both an analysis of experience and review of likely future experience. If such review would produce reserves in excess of those currently held then lock-in assumptions will be revised and a loss recognized. During the years ended December 31, 2002, 2001 and 2000, there were no adjustments to the locked-in assumptions for any of these contracts.

The future policy benefit reserves for these annuity portfolio reinsurance contracts amounted to $2.1 billion at December 31, 2002. The Company holds the investment assets backing these liabilities. These investments are primarily fixed income securities with maturities that closely match the expected claims settlement profile.

As stated above, the future policy benefit reserves include provisions for adverse deviation in excess of best estimate assumptions that amounted to approximately $60.0 million at December 31, 2002. The future policy benefit reserves would only be increased if these provisions for adverse deviation became insufficient in the light of emerging claims experience. The present value of future claims would increase by approximately 0.3%-0.4% if mortality rates were to decrease by 1% in all future years, relative to the reserving assumptions.

3) Deposit Liabilities

The Company has entered into certain contracts with cedents that transfer insufficient risk to be accounted for as insurance or reinsurance transactions. The Company uses a conservative portfolio rate of return of equivalent duration to the liabilities in determining risk transfer. For these contracts, the initial deposit liability equals the cash received at inception. The Company has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract. The deposit accretion rate is the rate of return required to fund expected future payment obligations (this is equivalent to the 'best estimates' of future cash flows), which are determined actuarially based upon the nature of the underlying indemnifiable losses. This is a function of the ultimate size of such losses, the impact of the contractual limits upon indemnification of such losses, and the underlying loss settlement process which determines the timing of payments. An increase in the ultimate claims cost or accelerated claims settlement would potentially lead to an increase in the deposit liability accretion rate or lead to incurred losses if significant. The Company has not had any significant change in these assumptions during the last three years ended December 31, 2002.

Interest expense of $65.9 million, $47.9 million and $38.4 million was recorded related to the accretion of the deposit liabilities for the years ended December 31, 2002, 2001 and 2000, respectively. For some of the Company's deposit liabilities the accretion rate is recorded at its contractual limit. For all other contracts, a 1% increase in the average accretion rate would result in an increase in deposit liabilities and interest expense by $8.5 million on an annualized basis.

4) Derivative Instruments and Weather and Energy Derivatives

The Company records all derivative instruments and weather derivatives at fair value. Changes in fair value of derivatives may create volatility in the Company's results of operations from period to period.

For further information regarding sensitivity analysis see Item 7A, "Quantitative and Qualitative Disclosure About Market Risk".

The Company amended the presentation of its derivative transactions in the consolidated statement of income in 2002 to include the change in fair value of all of its derivative transactions in one line item under "net realized and unrealized gains and losses on derivative instruments". Previously, certain components of the change in fair value were reported in net premiums earned, net losses and loss expenses incurred, fee and other income and net realized and unrealized gains and losses on derivative instruments. There was no effect on net income for this change and prior period results have been reclassified to reflect this change.

The Company conducts activities in three main types of derivative instruments: credit default swaps, weather and energy derivatives and investment related derivative instruments. The estimate of fair value for credit default swaps and weather and energy derivatives requires management's judgment. These are discussed below:

a) Credit default swaps

The Company enters into credit default swaps in connection with its financial guaranty business and the Company intends to hold these contracts to maturity. In determining fair value, management differentiates between investment and non investment grade exposures and models them separately. Management estimates fair value for investment grade exposures by monitoring changes in credit quality and selecting appropriate market indices to determine credit spread movements over the life of the contracts. The determination of the credit spread movements is the basis for calculating the fair value. Installment premiums are also considered in the determination of discounted net cash flows. For credit default swaps that are non investment grade, the Company uses an alternative fair value methodology. The fair value is determined using a model developed by the Company and is dependent upon a number of factors, including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. Other elements of the change in fair value are based upon pricing established at the inception of the contract. The change in this fair value resulting from movements in credit spreads is unrealized as the credit default swaps are not traded to realize this value. See Item 7A, "Quantitative and Qualitative Disclosure About Market Risk" for sensitivity analysis.

b) Weather and Energy Derivatives

Weather and energy derivatives are recorded at fair value with the changes in fair value included in "net realized and unrealized (losses) gains on derivative instruments." Fair value is determined through the use of quoted market prices where available. Where quoted market prices are unavailable, the fair values are estimated using available market data and internal pricing models using consistent statistical methodologies. Estimating fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, actual and forecasted weather conditions, changes in interest rates and other market factors. See Item 7A, "Quantitative and Qualitative Disclosure About Market Risk" for sensitivity analysis.

5) Other Than Temporary Declines In Investments

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company's analysis of the above factors results in the Company's conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities. Day to day management of the Company's investment portfolio is outsourced to third party investment managers. While these investment managers may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses that are considered temporary until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors described above. The Company believes that subsequent decisions to sell such securities are consistent with the classification of the Company's portfolio as available for sale.

As mentioned above, the Company considers its intent and ability to hold a security until the value recovers in the process of evaluating whether a security with an unrealized loss represents an other than temporary decline. However, this factor on its own does not dictate whether or not the Company recognizes an impairment charge. The Company believes its ability to hold such securities is supported by positive cash flow from its operations where it can generate sufficient cash flow in order to meet its claims payment obligations arising from its underwriting operations without selling such investments. In this regard, cash from operating activities was $3.0 billion and $1.4 billion for 2002 and 2001, respectively.

There are risks and uncertainties associated with determining whether declines in the fair value of investments are other than temporary. These include subsequent significant changes in general economic conditions as well as specific business conditions affecting particular issuers, subjective assessment of issue-specific factors (seniority of claims, collateral value, etc.), future financial market effects, stability of foreign governments and economies, future rating agency actions and significant disclosure, accounting, fraud or corporate governance issues that may adversely affect certain investments. In addition, significant assumptions and management judgment are involved in determining if the decline is other than temporary. If management determines that a decline in fair value is not other than temporary and hence a security's value is not written down at that time, there are potential effects upon the Company's future earnings and financial position should management later conclude that some of the current declines in the fair value of the investments are other than temporary declines. See "—Investment Activities—Unrealized Losses on Investments" for further information.

The Company's investments in non-traded securities consist of investments over which the Company has significant influence over the operations and which investments are accounted for under the equity method of accounting in accordance with the guidance provided in Accounting Pronouncement Bulletin ("APB") 18, "*Equity Method of Accounting for Investments in Common Stock*". These investments consist of closed end investment funds, limited partnerships and similar investment vehicles and strategic insurance and other operating affiliates. The Company also has other investments in non-traded securities for which the Company does not have significant influence over the operations. Fair values of non-traded securities are estimated by management based upon financial information received and the application of management's judgment.

See further information under "Investment Activities".

6) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has capitalized net operating tax losses of $296.0 million against which a valuation allowance of $50.6 million has been established. The deferral of tax losses is evaluated based upon management's estimates of the future profitability of the Company's taxable entities based on current forecasts and the period for which losses may be carried forward. The Company has exceeded its previous forecast for tax purposes for these entities in 2002 and currently anticipates exceeding these forecasts in 2003. A valuation allowance may have to be established for any portion of a deferred tax asset that management believes will not be realized. Should the taxable income of these entities fall below expectations, a further valuation allowance would have to be established, which could be significant. In addition, if any further losses are generated by these entities, these losses may not be tax effected. See further information under "—Other Revenues and Expenses" and Item 8, Note 24 to the Consolidated Financial Statements.

7) Intangible Assets

Intangible assets are carried at or below estimated fair value. There are many assumptions and estimates underlying the fair value calculation. Principally, the Company identifies the business entity that the intangible asset is attributed to, reviews historical and forecasted performance and other underlying factors affecting such analysis, including market conditions, premium rates and loss trends. Other assumptions used could produce a significantly different result which may result in a change in the value of the intangibles asset and amortization charge in the Consolidated Statement of Income. Based on the current expectations of profitability an impairment charge would only be recognized in the event of a significant decline in the expected profitability of those operations where such intangible assets are applicable. At December 31, 2002, intangible assets were $1.7 billion of which approximately $1.4 billion and $300.0 million related to the Company's reinsurance and insurance segments, respectively.

See "—Other Revenue and Expenses" for further information.

8) Winterthur International Acquisition

In connection with its acquisition of Winterthur International in July 2001 in an all cash transaction, the Company has recorded a total recoverable from Winterthur Swiss Insurance Company (the "Seller") of $645.7 million at December 31, 2002 based on provisions of the sale and purchase agreement between the parties ("SPA").

The Company paid to the Seller $405.6 million at closing for Winterthur International based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at December 31, 2000 and the price is subject to final determination based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at June 30, 2001 (the "Completion Financials"). By the terms of the SPA, the Seller is required to deliver the Completion Financials to the Company but has not done so to date. The Company expects the Seller to deliver the Completion Financials later in 2003 or to agree with the Seller to an alternative method for determining the final purchase price. See Item 8, Note 6 (c) to the Consolidated Financial Statements for further information.

The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned premium reserves relating to the acquired Winterthur International operations. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA. See "Financial Condition and Liquidity" for further information. The SPA provides for arbitration should the Seller and the Company disagree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. An impairment also may result in the event that the Company and the Seller agree on an amount that is less than the amount shown as a recovery in the Company's financial statements or to the extent that any amount proves to be uncollectible from the Seller for any reason.

Results of Operations

The following table presents an after-tax analysis of the Company's net income (loss) available to ordinary shareholders and a reconciliation of net income (loss) available to ordinary shareholders to net operating income (loss) for the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts) :

	2002	2001	2000
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Earnings (loss) per ordinary share—basic	$ 2.92	$ (4.55)	$ 4.07
Earnings (loss) per ordinary share—diluted (1)	$ 2.88	$ (4.55)	$ 4.03
Weighted average number of ordinary shares and ordinary share equivalents—basic	135,636	126,676	124,503
Weighted average number of ordinary shares and ordinary share equivalents—diluted (1)	137,388	126,676	125,697
Reconciliation of net income (loss) to net operating income (loss):			
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Net realized losses (gains) on investments	214,160	93,237	(45,090)
Tax effect on net realized gains and losses on investments	22,335	5,536	(12,849)
Net realized and unrealized losses (gains) on derivative instruments	51,761	(11,768)	(21,405)
Net realized and unrealized gains on weather and energy risk management derivatives	16,607	16,556	–
Net operating income (loss) (2)	$ 700,814	$ (472,574)	$ 427,008

(1) Average stock options outstanding have been excluded where anti-dilutive to earnings per ordinary share.

(2) Net operating income (loss) is a non-GAAP measure. Net operating income (loss) is net income (loss) available to ordinary shareholders, excluding net realized gains and losses on investments and net realized and unrealized gains and losses on all derivatives (except for gains and losses on weather risk management derivatives). These items are excluded because they are not considered by management to be relevant indicators of the trends in the Company's core business operations, but rather of the investment and credit markets in general. Management believes that the presentation of net operating income (loss) provides useful information regarding the Company's results of operations because it follows industry practice and enables investors and analysts to make performance comparisons with the Company's peers in the insurance industry. This measure may not however be comparable to similarly titled measures used by companies outside of the insurance industry. Investors are cautioned not to place undue reliance on this item in assessing the Company's overall financial performance. For 2002 and 2001, the Company had net realized losses on investments and derivative instruments, of $265.9 million and $81.5 million, respectively, as a result of the significant declines in the investment and credit markets and these losses are not included in the calculation of net operating income or loss.

Net income increased significantly in 2002 as compared to 2001 primarily due to net losses arising from the September 11 event which reduced net income in 2002 by $200.0 million and in 2001 by $796.0 million. Losses were mainly incurred on the property, aviation, personal accident and business interruption lines. Both the insurance and reinsurance segments were affected by this event. In the second quarter of 2002, the Company increased loss reserves by $200.0 million following the receipt of updated loss information. Due principally to the complexity of the claims and inherent lag in reporting from insureds and cedents, management believed it was necessary to increase the estimate for ultimate losses related to this event. This increase included $127.0 million related to the reinsurance segment, primarily due to higher business interruption losses and exposure to potential claims by the Lloyd's Central Guaranty Fund in the reinsurance segment. The remaining $73.0 million primarily comprised a loss in the accident and health book of the Company's Lloyd's operations in the insurance segment.

In addition, net losses incurred in the year ended December 31, 2002 and 2001 included net adverse prior year loss development of $400.0 million (including $200.0 million related to the September 11 event discussed above) in 2002 and $175.0 million in 2001. In the year ended December 31, 2000, the Company had net favorable prior year loss development of $395.0 million. In addition, there were relatively fewer catastrophic loss events in 2002 and 2000 as compared to 2001. These are discussed within each of the Company's operating segments below.

In 2000, the Company incurred after-tax charges of $124.6 million, which included certain reserve adjustments together with employee severance charges and other costs associated with the realignment of the Company's operations and the discontinuation of certain business lines. These charges affected the underwriting results across the Company's insurance and reinsurance segments.

Net income in 2002 and 2001 was reduced by net realized losses on investments of $214.2 million and $93.2 million, respectively. The net realized losses in 2002 and 2001 included a loss of $251.5 million and $115.5 million, respectively, relating to certain fixed income, equity securities and other investments where the Company determined that there was an other than temporary decline in the value of those investments. The total amount of an other than temporary decline in value in 2002 related to $144.3 million on fixed income investments, $77.8 million on equity securities and $29.4 million on other investments. Of the decline in value of fixed income and equity securities considered to be other than temporary in 2002, approximately 44% was due to investments in the communications sector. The total amount of an other than temporary decline in value in 2001 related to $66.5 million on fixed income and equity investments and $49.1 million on other investments. The significant circumstances that contributed to these realized losses in 2002 and 2001 included the high level of distress and default in the telecommunications sector, the Enron Corp. bankruptcy, the alleged fraud related to WorldCom Inc. and Adelphia Communication Corp. and a general rise in corporate defaults across other sectors in response to the general decline in the United States and elsewhere. In 2000, the Company had net realized investment gains of $45 million. This is discussed further under "—Investment Activities".

The Company issued 9.2 million ordinary shares on November 7, 2001, which did not significantly dilute the weighted average ordinary shares outstanding for 2001. During 2002, the weighted average ordinary shares increased significantly as a result of these shares being in issue for the full year.

In 2003, the Company plans to record stock option expense for options granted subsequent to January 1, 2003 in accordance with Financial Accounting Standard ("FAS") 123, as amended by FAS 148. The Company expects that the effect of the adoption of this statement will be to reduce net income. However, the final determination of this cost is dependent upon a number of factors including, but not limited to, the number of options granted and the volatility of the Company's share price and their related effect on the Black-Scholes valuation. The cost will be amortized over the vesting period. (Currently, the Company's options have a four year vesting period.) The stock option expense could increase in 2004, 2005 and 2006 if new options are granted in those years, due to the cumulative effect of inclusion of options granted in the preceding four years, as applicable.

Segments

The Company is organized into three underwriting segments—insurance, reinsurance, and financial products and services—and a corporate segment, which includes the investment operations of the Company. See Item 1 and Item 8, Note 3 to the Consolidated Financial Statements for further information.

Insurance Operations

The following table summarizes the underwriting profit for this segment (U.S. dollars in thousands):

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
General:					
Net premiums earned	$ 2,832,298	66.5%	$ 1,700,802	56.9%	$ 1,084,330
Fee income and other	36,717	100.0%	18,358	NM	1,066
Net losses and loss expenses	1,771,982	21.3%	1,461,304	91.5%	763,270
Acquisition costs	478,548	39.4%	343,247	44.8%	237,121
Operating expenses	380,901	89.7%	200,745	63.4%	122,856
Exchange (gains) losses	(56,515)	NM	8,122	NM	(8,330)
Underwriting profit (loss)	$ 294,099	NM	$ (294,258)	NM	$ (29,521)
Net (loss) gain on credit default swaps	$ (16,241)	NM	$ 8,109	NM	$ —

NM= Not Meaningful

Effective July 1, 2001, the insurance segment included the results of Winterthur International and the effects thereof should be considered when making period to period comparisons.

Net premiums earned by Winterthur International operations were $779.5 million in 2002 as compared to $353.1 million in 2001. This increase is due to a full year of net earned premiums included in 2002, an increase in premium rates and the renewal of some business previously written by the Company's other insurance operations. Excluding the effect of Winterthur International, net premiums earned increased in the year ended December 31, 2002 over 2001 primarily due to significant price increases, new business written and an increase in net retention of business written. The increase in net premiums earned was across all lines of business, particularly in the aviation and professional liability lines. Pricing began to increase in 2001 due to a market turnaround following five years of poor underwriting performance throughout the property and casualty industry and these price increases were further compounded by the September 11 event. Partially offsetting this increase in net premiums earned is the effect of the Company exiting program business at its Lloyd's operations and specialty workers' compensation business in the U.S. with effect from January 1, 2002. Net premiums earned are expected to increase on all lines in 2003 mainly due to the growth in net premiums written during 2002.

Excluding the effect of Winthertliur International, net premiums earned increased in 2001 as compared to 2000 also due to new business written and price increases. This was partially offset by certain business discontinued in 2000. Net premiums earned by Winterthur International in 2001 were approximately $353.1 million.

Fee income and other increased in 2002 as compared to 2001 due primarily to approximately $21.0 million of contingent income received in the fourth quarter of 2002 that related to the sale in 1999 of the motor business written by the Company's Lloyd's syndicates. This was partially offset by a decrease in the amount of fee income received in 2002 related to Winterthur International for the provision of consulting and administration services for employee benefit plans of unrelated companies. Fee income and other increased in 2001 over 2000 due to Winterthur International for these services that generated $9.1 million of income in 2001. Due to the one-off nature of the contingent income discussed above, fee income and other is expected to decline in 2003.

The Company began to write structured credit default swaps at primary layers in this segment in 2001. Credit default swaps are derivative transactions and the change in the fair value is included in net realized and unrealized gains and losses on derivatives. The change in fair value was a loss of $16.2 million and a gain of $8.1 million in 2002 and 2001, respectively. The loss in 2002 relates primarily to an increase in credit events reported in the year, in line with a deterioration of the credit markets in general. The Company has amended the presentation of the results of operations for its credit default swap transactions. The change in fair value of these credit default swap transactions is now included in net realized and unrealized gains and losses on derivative instruments. Previously the change in fair value was reported in net premiums earned, net losses and loss expenses incurred and net realized gains and losses on derivatives. Prior period amounts have been reclassified to conform with the current year presentation.

The increase in the underwriting profit in 2002 over 2001 and reduction in 2001 over 2000 is reflective of the loss and loss expense ratios as shown below. The following table presents the ratios for this segment for each of the three years ended December 31:

	2002	2001	2000
Loss and loss expense ratio	62.6%	85.9%	70.4%
Underwriting expense ratio	30.3%	32.0%	33.2%
Combined ratio	92.9%	117.9%	103.6%

The loss and loss expense ratio includes net losses incurred for both the current year and any adverse or favorable prior year development of loss and loss reserves held at the beginning of the year.

The loss ratio was lower in the year ended December 31, 2002 as compared to 2001 due primarily to a relatively lower level of current year loss activity, a change in the mix of business where growth in premium earned has occurred for certain lines that had a relatively lower loss ratio as compared to other lines written in the segment, and the positive effect of pricing increases across most lines written. Current year loss activity in 2001 included $317.9 million of net losses incurred relating to the September 11 event. The lower current year loss activity in 2002 as compared to 2001 was partially offset by adverse net prior year loss development in 2002 as opposed to favorable prior year loss development in 2001. The following tables present the prior year adverse or favorable development of the Company's gross and net loss and loss expense reserves for its insurance operations:

(U.S. dollars in millions)

Gross	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 7,834	$ 3,046	$ 2,980
Net adverse (favorable) development of those reserves during the year	54	69	(409)
Unpaid losses and loss expense reserves re-estimated one year later	$ 7,888	$ 3,115	$ 2,571

Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 4,680	$ 2,457	$ 2,386
Net adverse (favorable) development of those reserves during the year	28	(78)	(456)
Unpaid losses and loss expense reserves re-estimated one year later	$ 4,708	$ 2,379	$ 1,930

During 2002, the Company's net adverse prior year development of $28 million was comprised of an increase in loss reserves of $73 million relating to the September 11 event that was partially offset by a net decrease in the other reserves of $45 million.

The increase in 2002 in the estimate of the ultimate losses relating to the September 11 event of $73 million related primarily to the accident and health business written in the Company's Lloyd's operations. The Company had originally recorded ultimate losses for the September 11 event in the insurance segment of $318 million in 2001 based on management's best estimate at that time. This best estimate was based on an analysis which had been performed to attempt to identify all possible claims and to analyze the magnitude of the potential loss. However, the September 11 event was estimated to have caused the largest man-made insured event in the history of the insurance industry, which made such estimation inherently difficult. In addition, because the timing of the event was relatively close to the end of the year, much of the information received by the Company at that date was preliminary. The increase in the loss reserves occurred in the second quarter of 2002 after the Company received additional information from policyholders with regard to claims relating to their insured employee casualties, including estimates of benefits payable under U.S. workers' compensation statutes. Following receipt of this new information, the Company completed an additional review of the reserves for this line of business. As a result of this review, management increased the ultimate loss reserves for this loss event.

The net unpaid loss and loss expense reserves for the other insurance reserves at the beginning of 2002 was $4.4 billion. During 2002, the Company decreased the estimate of these reserves by a net amount of $45 million, consisting of a decrease in reserves relating to the excess casualty insurance business of $114 million partially offset by increases in prior year reserves for satellite lines of $30 million and other casualty insurance lines of $39 million. Estimated ultimate loss reserves were reduced for excess casualty insurance based upon lower than expected actual reported loss experience for business written in years 1997 and prior. A lack of available industry data resulted in more actuarial judgment being involved in establishing IBNR loss reserves for this line of business in the earlier years. Estimated loss reserves are then regularly updated to take into account actual claims reported. The adverse development experienced in the satellite lines was due to several satellite malfunctions that caused an increase in actual reported loss activity that was greater than expected. The adverse development for the other casualty lines was for business written in 1999 through 2001. In these years, premium rates for casualty business had declined due to competitive market pressures and in 2002, there was an increase in the size of claims reported that was higher than expected.

The Company did not change its methodology or key assumptions used in 2002 to determine ultimate loss reserves for this or any other line of insurance business written.

During 2001 and 2000, the net favorable prior year loss development of $78 million and $456 million, respectively, related principally to the Company's excess casualty insurance business. 2001 favorable development related to business written in 1994 through 1997. Favorable development in 2000 related to business written in 1993 through 1998. Similar to 2002, favorable development was due primarily to judgment required in establishing reserves for this line of business due to the lack of industry data available as described above. The Company did not change its methodology or key assumptions for this business in either 2001 or 2000.

While the Company has experienced favorable development in the high layer excess casualty lines for the last several years, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the Company's historical results.

Excluding the effect of September 11, 2001, the loss ratio in 2001 was 66.7% as compared to 70.4% in 2000. In 2000, net incurred losses included $33.5 million relating to an intercompany stop loss arrangement with a subsidiary in the reinsurance segment. There was no such arrangement in place in 2002 or 2001. Partially offsetting this decrease were other significant current year loss events in 2001 including the Toulouse, France petrochemical plant explosion and the airport loss event in Sri Lanka, totaling approximately $19.0 million. There were no significant catastrophic loss events for this segment in the year ended December 31, 2000.

Business written by Winterthur International in force at June 30, 2001 carries a maximum exposure to a combined ratio of 105% under the Sale and Purchase agreement with the seller. See Item 8, Note 6(c) to the Consolidated Financial Statements.

The decrease in the underwriting expense ratio in 2002 over 2001 is due to a reduction in the acquisition expense ratio that has been partially offset by an increase in the operating expense ratio. The acquisition expense ratio has decreased due to a change in the mix of business earned where there has been an increase in certain lines which typically carry a lower commission and brokerage cost. In addition,

2001 net premiums earned were reduced by $25.3 million related to the September 11 event that contributed to higher ratios in 2001. Operating expenses include $181.6 million and $69.8 million in 2002 and 2001, respectively, relating to the operations of Winterthur International. This increase reflects a full year of Winterthur International's results in 2002 as well as costs associated with the building and integration of their infrastructure. In addition, 2002 was also affected by an increase in operating expenses at the Company's Lloyd's operations, where the Company now owns 100% of the syndicate capacity.

The underwriting expense ratio decreased slightly in 2001 as compared to 2000 due primarily to the effect of purchase accounting treatment on the acquisition costs of Winterthur International which reduced acquisition expenses in 2001 by $19.3 million. Had an historical level of deferred acquisition costs been amortized, the expense ratio for the segment would have been 33.2% in 2001, which is the same as the ratio in 2000.

Exchange gains of $56.5 million in 2002 were primarily due to a decline in the value of the U.S. dollar against U.K. sterling and Swiss franc in those operations that have monetary assets and liabilities denominated in these foreign currencies. With the acquisition of Winterthur International, the Company now has a substantial European platform and therefore is further exposed to foreign currency exchange rate movements. The Company is currently reviewing alternative strategies to mitigate its currency risk.

Reinsurance Operations

Reinsurance – General Operations

The following table summarizes the underwriting results for the general operations of this segment:

(U.S. dollars in thousands)

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 2,066,775	100.7%	$1,029,618	11.0 %	$ 927,195
Fee income and other	11,201	256.0%	(7,180)	(226.8)%	(2,197)
Net losses and loss expenses	1,557,065	9.0%	1,428,772	115.4 %	663,173
Acquisition costs	454,300	55.5%	292,069	18.1 %	247,352
Operating expenses	109,796	26.0%	87,169	(14.7)%	102,132
Exchange (gains) losses	(23,787)	NM	4,062	5.0 %	3,868
Underwriting loss	$ (19,398)	NM	$ (789,634)	NM	$ (91,527)

Underwriting results for the year ended December 31, 2001 were significantly affected by the September 11 event. Net premiums earned increased in 2002 as compared to 2001 due primarily to new business growth and significant price increases across most lines of business written in 2002 and 2001, notably casualty and property lines. In addition, 2002 includes net premiums earned of $241.5 million relating to Le Mans Ré, where the Company acquired a majority ownership and was therefore consolidated with the Company's financial results, with effect from January 1, 2002. Significant pricing increases were due to a market turnaround following five years of poor underwriting performance throughout the property and casualty industry. These pricing increases were further compounded by the September 11 event. Also, net premiums earned in 2001 were negatively impacted by $120.4 million of net reinstatement premiums related to the September 11 event. See Item 8, Note 4 to the Consolidated Financial Statements for further information. Net premiums earned are expected to increase on all lines in 2003 mainly due to the growth in net premiums written during 2002.

Net premiums earned in 2001 increased over 2000 due to additional premiums earned, primarily on property lines, from increased premium rates and new business written. This was partially offset by the net reinstatement premiums resulting from the September 11 event, mentioned above.

Fee income and other in 2002 relates primarily to the earning of fees on two deposit liability contracts that were commuted in the second and third quarters of 2002. Fee income and other in 2001 and 2000 was negative due to non-underwriting costs for an outward reinsurance contract. Due to the one-off nature of the income discussed above, fee income and other is expected to decline in 2003.

The following table presents the underwriting ratios for this segment:

	2002	2001	2000
Loss and loss expense ratio	75.3%	138.8%	71.5%
Underwriting expense ratio	27.3%	36.8%	37.7%
Combined ratio	102.6%	175.6%	109.2%

The loss and loss expense ratio includes net losses incurred for both the current year and any adverse or favorable prior year development of loss and loss reserves held at the beginning of the year.

The loss ratio was lower in the year ended December 31, 2002 as compared to 2001 due primarily to a relatively lower level of current year loss activity and the positive effect of pricing increases across most lines written. Current year loss activity in 2001 included $442.1 million of net losses incurred relating to the September 11 event.

The following tables present the adverse prior year development of the Company's gross and net loss and loss expense reserves for its reinsurance general operations:

(U.S. dollars in millions)

Gross	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 3,947	$ 2,614	$ 2,382
Net adverse (favorable) development of those reserves during the year	504	381	306
Unpaid losses and loss expense reserves re-estimated one year later	$ 4,451	$ 2,995	$ 2,688

Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 2,467	$ 1,863	$ 2,145
Net adverse (favorable) development of those reserves during the year	385	253	61
Unpaid losses and loss expense reserves re-estimated one year later	$ 2,852	$ 2,116	$ 2,206

During 2002, the Company's prior year estimate of the year-end 2001 net reserve increased by $385 million. This increase was comprised of an increase of $127 million related to the September 11 event and an increase of $258 million for all other reinsurance reserves.

The increase in estimate for the September 11 event of $127 million related primarily to higher than originally estimated business interruption losses and exposure to potential claims by the Lloyd's Central Guaranty Fund. The increase in estimate was recorded in the second quarter of 2002 following an analysis of additional new information received from the Company's ceding companies with regard to their increased estimates of claims relating to their exposures to the September 11 event. During 2001, the Company had recorded incurred losses for the September 11 event for its reinsurance operations of $442 million. Due to the size and complexity of the loss and the time lag in ceding companies reporting the information to the Company, establishing reserves for this loss within a short time period was difficult.

The increase in estimate for all other reinsurance reserves in 2002 of $258 million related principally to losses on business written in 1997 through (and including) 2000 in the Company's U.S. casualty reinsurance business and for asbestos losses in years prior to 1985. This increase was partially offset by decreases in estimates for losses related to business written in 1985 through 1996 in these same lines of business. The reporting and settlement period for reinsurance casualty business is relatively long and, in some cases, can be up to 30 years or more from the inception date. Moreover, reporting and settlement patterns can vary significantly from year to year. During the years 1998 through 2000, competitive market pressures on pricing caused premium rates for excess casualty business to decline industry wide. For these calendar years, there has been an increase in the number and size of claims reported in 2002 as a result of recent increases in court filings and settlements. This increase has caused the Company to increase its estimated ultimate reserves for this business. The Company did not change its methodology or key assumptions for determining ultimate loss reserves in 2002.

The Company updated its assumptions for asbestos loss reserves in 2002 to take account of an increase in 2002 in the number and size of the ultimate asbestos claims that the Company anticipates on the policies underwritten during the years 1972 through 1985. These changes were based on recent increases in court filings and settlements on behalf of asbestos claimants and bankruptcies of asbestos defendants which tend to shift liabilities to other parties. The Company's increase of $30 million in 2002 increased its total net reserves for asbestos and environmental exposures to $66 million, which was below 1% of the Company's total unpaid loss and loss expenses at December 31, 2002.

The Company utilizes industry standard asbestos and environmental claims models to estimate its ultimate liability for these exposures.

As of December 31, 2002, the Company had approximately 537 open claim files for potential asbestos exposures and 515 open claim files for potential environmental exposures on business written prior to 1986. Approximately 44% of the open claim files for both 2002 and 2001 and 45% for 2000 are due to precautionary claim notices. Precautionary claim notices are submitted by the ceding companies in order to preserve their right to receive coverage under the reinsurance contract. Such notices do not contain an incurred loss amount to the Company. The development of the number of open claim files for potential asbestos and environmental claims is as follows:

	Asbestos Claims	Environmental Claims
Total number of claims outstanding at December 31, 2000	374	613
New claims reported in 2001	122	33
Claims resolved in 2001	43	103
Total number of claims outstanding at December 31, 2001	453	543
New claims reported in 2002	117	42
Claims resolved in 2002	33	70
Total number of claims outstanding at December 31, 2002	537	515

The Company's exposure to asbestos and environmental claims arises from policies written, both on a proportional and excess basis, after 1972. The Company discontinued writing policies with these exposures in 1985. Business written was across many different policies, each with a relatively small contract limit. The Company's recently reported asbestos claims related to both traditional products and premises and operations coverage.

The estimation of loss and loss expense liabilities for asbestos and environmental exposures is subject to much greater uncertainty than is normally associated with the establishment of liabilities for certain other exposures due to several factors, including: (i) uncertain legal interpretation and application of insurance and reinsurance coverage and liability; (ii) the lack of reliability of available historical claims data as an indicator of future claims development; (iii) an uncertain political climate which may impact, among other areas, the nature and amount of costs for remediating waste sites; and (iv) the potential of insurers and reinsurers to reach agreements in order to avoid further significant legal costs. Due to the potential significance of these uncertainties, the Company believes that no meaningful range of loss and loss expense liabilities beyond recorded reserves can be established. As the Company's net unpaid loss and loss expense reserves related to asbestos and environmental exposures are less than 1% of the total net reserves at December 31, 2002, further adverse development is not expected to be material to the Company's overall net loss reserves. See Item 8, Note 10 to the Consolidated Financial Statements for further information.

The Company believes it has made reasonable provision for its asbestos and environmental exposures and is unaware of any specific issues that would significantly affect its estimate for loss and loss expenses.

During 2001 and 2000, the Company's prior estimate of the year-end net reserves increased by $253 million and $61 million, respectively. The increase in 2001 related principally to loss estimates for losses occurring in 1998 through (and including) 2000. The increase in 2000 related principally to loss estimates for losses occurring in 1997 through (and including) 1999. Both years' increases related to the Company's casualty reinsurance business. The reasons were the same as those explained above. The Company did not change its methodology or key assumptions in 2001 or 2000. This adverse development was due to an increase in the size and frequency of the reported claims for these lines that was greater than previously expected in the underlying loss reporting patterns used to estimate ultimate losses.

The Company has experienced adverse development in the casualty reinsurance business for the last several years and there can be no assurance that conditions and trends that have affected the development of liabilities in the past will not continue.

The loss and loss expense ratio in 2001 was also affected by the negative impact of the reinstatement premiums on net premiums earned related to the September 11 event as noted above. In 2002, current year net losses incurred included $30.0 million for the European Floods while in 2001 other current year loss events, excluding the September 11 event, totaled approximately $93.0 million. This included the Sri Lanka airport loss, Tropical Storm Allison, the Petrobras oil rig loss in Brazil and the Toulouse, France petrochemical plant explosion. Property catastrophe business has loss experience that is generally categorized as low frequency but high severity in nature. This may result in volatility in the Company's financial results for any fiscal year or quarter.

The 2001 loss ratio excluding the September 11 event would have been 85.8% as compared to the loss ratio in 2000 of 71.5%. The higher loss ratio was mainly due to net adverse development described above. Current year loss events in 2000 totaled approximately $95.0 million, which included an oil refinery loss in Kuwait, several satellite losses and the Singapore Airlines loss.

The underwriting expense ratio in 2001 was also affected by the negative impact of the September 11 event reinstatement premiums on net premiums earned. Excluding the effect of the reinstatement premiums the underwriting expense ratio would have been 33.0% in 2001 as compared to 27.3% in 2002. The reduction in the underwriting expense ratio is due primarily to a change in the mix of business in net premiums earned where certain lines have a lower commission rate and also due to the growth in net premiums earned being greater than the growth in operating expenses. Operating expenses generally do not change in direct proportion to changes in net premiums earned, particularly where they are due to price changes. Partially offsetting this is a reduction in 2001 of approximately $7.0 million related to certain compensation expenses accrued in previous years. This is the main reason for the decrease in the underwriting expense ratio, excluding the September 11 event in 2001 as compared to 2000.

Exchange gains in 2002 of $23.8 million were mainly attributable to a decline in the value of the U.S. dollar against U.K. sterling and the Euro in those operations that write business globally. The Company's European operations have expanded due to the consolidation of the results of Le Mans Ré. The Company is currently reviewing alternative strategies to mitigate its currency risk.

Reinsurance – Life Operations

The following table summarizes the net income (loss) from life operations of this segment (U.S. dollars in thousands):

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 980,387	40.9%	$ 695,595	NM	—
Fee income and other	2	NM	—	—	—
Claims and policy benefits	1,027,981	47.1%	698,675	NM	—
Acquisition costs	12,839	NM	—	—	—
Operating expenses	5,844	NM	—	—	—
Net investment income	91,451	NM	—	—	—
Net income (loss)	$ 25,176	NM	$ (3,080)	NM	—

Life premiums earned in 2002 included a large contract written in the third quarter of 2002 consisting of a U.K. portfolio of annuities. This contract increased net premiums earned and claims and policy benefits by $762.7 million and $776.8 million, respectively. In the fourth quarter of 2001, the Company wrote another large contract of European annuities for $549.3 million of net premium earned and policy benefits. The Company acquired cash and investment assets related to the future policy benefit reserves assumed at inception of these large contracts. While the Company expects to write more of these contracts, the frequency of these transactions will likely be irregular.

Excluding these large contracts, net premiums earned in life reinsurance increased in 2002 over 2001 as the Company has expanded its life reinsurance operations and also due to life reinsurance business written by Le Mans Ré. The life operations included $32.3 million of net premiums earned on life business from Le Mans Ré, which was included as a consolidated subsidiary with effect from January 1, 2002.

Net investment income is included in the calculation of net income from life operations as it relates to income earned on portfolios of separately identified and managed life investment assets and other allocated assets. The accretion of the related future policy benefit reserves is included in claims and policy benefits.

Financial Products and Services Operations

Financial Products and Services – General Operations

The following table summarizes the underwriting results for this segment (U.S. dollars in thousands):

General:	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 67,745	82.5%	$ 37,113	56.5%	$23,715
Fee income and other	7,043	NM	7,069	NM	—
Net losses and loss expenses	(1,732)	(111.4)%	15,155	147.8%	6,116
Acquisition costs	9,644	158.6%	3,730	181.9%	1,323
Operating expenses	61,543	45.1%	42,404	41.5%	29,969
Exchange losses	8	NM	—	—	—
Underwriting profit (loss)	$ 5,325	NM	$ (17,107)	(24.9)%	$(13,693)
Net (losses) gains on credit default swaps	$ (29,896)	8.6%	$ (27,535)	NM	$15,924
Net gains (losses) on weather and energy risk management contracts	$ 16,607	NM	$ 16,556	NM	$ —

Net premiums earned in 2002 increased compared to 2001 and 2000 due to an increase in net premiums written in 2002 and 2001 related to an expansion of the financial guaranty business. In 2002 and 2001, financial guaranty business included primary and secondary municipal portfolios, asset-backed securities, structured finance transactions and reinsurance assumed. In 2000, most of the business was treaty business assumed from one financial guaranty company. Net premiums earned in 2002 also included $5.1 million related to weather risk management products written in insurance form as compared to $4.5 million in 2001.

Fee income and other in 2002 and 2001 related primarily to liquidity facility fees earned from one of the Company's financial guaranty contracts. Fee income and other is expected to decrease in 2003.

As with the Company's property and casualty insurance and reinsurance operations, net losses and loss expenses include current year net losses incurred and adverse or favorable devlopment of prior year net loss and loss expenses reserves. In 2002, net losses incurred were negative due to favorable development of prior year loss and loss expense reserves. The following tables present the favorable development of the Company's gross and net loss and loss expense reserves for its general financial products and services operations:

(U.S. dollars in millions)

Gross and Net	2002	2001	2000
Unpaid losses and loss expense reserves at the beginning of the year	$ 26	$ 12	$ 6
Net adverse (favorable) development of those reserves during the year	(13)	–	–
Unpaid losses and loss expense reserves re-estimated one year later	$ 13	$ 12	$ 6

During 2002 the Company's prior estimate of the year-end 2001 net reserve of $26 million decreased by $13 million to $13 million as at December 31, 2002. This change in estimate was due entirely to the financial guaranty business written within this segment for losses related to business written in 1998 through and including 2001.

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

In 2001 and 2000, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company's initial assumptions.

Acquisition costs as a percentage of net premiums earned increased in 2002 as compared to 2001 and 2000. This increase is due to an increase in reinsurance assumed from third parties which carries an acquisition commission cost of approximately 30%. In addition, in 2002 there were less offsetting commissions earned due to lower reinsurance purchased and an increased cost associated with the amortization of certain deferred acquisition costs.

Operating expenses increased in 2002 as compared to 2001 and 2000 primarily due to compensation costs of new staff as a result of the continued expansions of these operations, which includes the guaranteed municipal reinvestment contract business.

The Company also insures payment obligations to counterparties under Institutional Swaps and Derivatives Association ("ISDA") documentation or swap form, which are swap derivative transactions. The vast majority of financial guaranty coverage that is written in swap form pertains to tranches of collateralized debt obligations and asset-backed securities, particularly the higher rated tranches. See Item 8, Notes 15 and 17 to the Consolidated Financial Statements. The Company has amended the presentation of the results of operations for its credit default swap transactions in 2002. The change in fair value of these credit default swap transactions is included in "net realized and unrealized gains and losses on derivative instruments." Previously the change in fair value had been reported in net premiums earned, net losses and loss expenses incurred and net realized and unrealized gains and losses on derivatives. Prior period results have been reclassified to conform with the current year's presentation. Since most of these credit default swap transactions tend to be unique and there is no traded market or any intention to sell such exposures, the Company fair values such instruments by creating models which track similar markets which may have some trading or market activity. The Company creates indicies by using proxies of credit spreads and monitors changes in those spreads as well as changes in the credit quality for investment grade exposures. Non investment grade exposures are modeled based on statistical and probabilistic assumptions regarding interest rates, historical default rates and expected recovery rates. The model requires significant judgments to be made by management in determining the ultimate loss and is sensitive to changes in market conditions, particularly credit spreads. The Company recorded a loss on credit default swaps of $29.9 million and $27.5 million in 2002 and 2001, respectively. The reduction in value in 2002 was due to a significant widening of credit spreads, widespread ratings downgrades of corporate obligors, and certain specific credit events reported in the year on a small number of transactions. The Company continues to monitor its credit exposures and establish reserves as required.

In 2001, the Company commenced trading in weather and energy risk management derivatives in this segment. These derivative contracts are also recorded at fair value. In 2002, the Company changed the presentation of the change in fair value which is now included in the net realized and unrealized (losses) gains on derivative instruments. In 2001 the change in fair value was included in fee income and other. Prior period results have been reclassified to conform with the current year's presentation. Net realized and unrealized gains on these derivatives were $16.6 million in 2002 and 2001.

Financial Products and Services – Life Operations

The following table summarizes the net income from life operations of this segment:

(U.S. dollars in thousands)

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net premiums earned	$ 42,605	NM	—	—	—
Fee income and other	—	—	—	—	—
Claims and policy benefits	41,475	NM	—	—	—
Acquisition costs	—	—	—	—	—
Operating expenses	404	NM	—	—	—
Fee and other income	—	—	—	—	—
Net investment income	—	—	—	—	—
Net income	$ 726	NM	—	—	—

The Company commenced writing life business in this segment in 2002. Net premiums earned related to certain blocks of U.S. based term life mortality reinsurance business novated to the Company on December 31, 2002 from one of its insurance affiliates. The Company acquired a portfolio of future policy benefit reserves and cash in this transaction which resulted in $41.5 million in net premiums earned and claims and policy benefits. See "Financial Condition and Liquidity" for further information and Item 8, Note 27 to the Consolidated Financial Statements for further information.

Investment Activities

The following table illustrates the change in net investment income, net realized gains and losses on investments and net realized and unrealized gains and losses on investment derivatives for each of the three years ended December 31, 2002.

(U.S. dollars in thousands)

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Net investment income	$ 734,535	20.3%	$ 610,528	5.1%	$ 580,946
Net realized (losses) gains on investments	$ (214,160)	129.7%	$ (93,237)	NM	$ 45,090
Net realized and unrealized (losses) gains on investment derivative instruments (1)	$ (22,231)	NM	$ 14,638	167.1%	$ 5,481

(1) For a summary of realized and unrealized gains and losses on all derivative instruments, see Item 8, Note 15 to the Consolidated Financial Statements.

Net Investment Income

The following table shows the average investments, the aggregate investment income and the annualized effective yield for each of the years ended December 31:

(U.S. dollars in thousands)

Year Ended December 31	Average Investments (1)	Net Pre-Tax Investment Income (2)	Annualized Effective Yield
2002	$17,162,445	$734,535	4.28%
2001	11,053,110	610,528	5.52%
2000	9,058,811	580,946	6.41%

(1) Average of the beginning and ending amounts of total investments and cash and cash equivalents net of pending trades for the period. Investment securities are carried at market value.

(2) After applicable investment expenses, excluding net realized gains and losses on investments and net realized and unrealized gains and losses on derivative instruments.

(3) Certain prior period results have been amended to conform to the current year's presentation.

Net investment income increased in the year ended December 31, 2002 compared to 2001 primarily due to growth in the investment base. Investments available for sale and cash and cash equivalents less net pending payable for investments purchased was $18.1 billion at December 31, 2002 as compared to $13.0 billion at December 31, 2001. This increase of $5.1 billion includes (i) the issue of preference shares in the third and fourth quarters of 2002 generating net proceeds of $222.8 million and $278.4 million, respectively; (ii) $250.0 million of net proceeds relating to the issue of $600.0 million 6.5% Guaranteed Senior Notes due January 2012, after debt repayment of $350.0 million; (iii) cash flow from operations of $3.0 billion; and (iv) investment assets of approximately $653.3 million relating to the consolidation of Le Mans Ré as a subsidiary with effect from January 1, 2002. The increase in investment income was partially offset by a 1.24% reduction in the annualized effective yield of the investment portfolio (4.28% for 2002 as compared to 5.52% for 2001). The reduction in the effective yield of the investment portfolio was due to a general decline in interest rates in the U.S. and Europe, with the reduction in rates attributed to markets discounting a slowdown in economic activity. For example, during 2002 the yield on 5-Year U.S. Treasury securities declined by approximately 1.60%, the yield on the 5-Year Euro-denominated government securities declined by approximately 1.00% and the yield on 5-Year U.K. Government securities declined by approximately 0.90%. Net investment income also increased in 2001 as compared to 2000 due primarily to a higher investment base. The investment base in 2001 included the receipt of net funds of $1.1 billion related to new debt issued by the Company during the second and third quarters of 2001. As previously noted, the Company also acquired the net assets of Winterthur International from July 1, 2001, increasing the Company's investment assets by $1.4 billion. In addition, in November 2001, the Company issued 9.2 million shares for net proceeds of $787.7 million. The effect of the higher investment base was offset by decreases in the general interest rate levels as a result of the lowering of rates by the Federal Reserve Bank through 2001.

It is expected that investment income in 2003 will be affected by the low level of investment rates. This is expected to be offset to some degree by positive operating cash flow, assuming no large unusual loss events. See further discussion in "Financial Condition and Liquidity".

Assets related to insurance and reinsurance deposit liabilities are included in investments available for sale. The accretion charge on these deposit liabilities is included in interest expense. The Company has amended the presentation of this accretion charge in 2002 where previously it was shown as a deduction from net investment income. Prior periods' information has been amended to conform with the current year's presentation. In addition, assets related to guaranteed investment contracts are also included in investments available for sale. See further discussion in Item 8, Note 7 and Note 12 to the Consolidated Financial Statements.

Investment Performance

Measurement of investment performance is a function of the investment strategy and business purpose for each of the components of the investment portfolio. Investment perfomance is based upon total return of the portfolio that includes net investment income, net realized gains and losses on investments, net realized and unrealized gains and losses on investment derivatives and the change in the net unrealized gains and losses on investments.

Within the actively managed portion of the asset/liability portfolio, the objective is to maximize total investment returns at a risk level that is managed relative to applicable public market fixed income indices. However, the deposit and regulatory holdings portion of the asset/liability portfolio is subject to investment restrictions that limit the effectiveness of active discretionary management. As a result, comparisons of the deposit and regulatory holdings portion of the Company's asset/liability portfolio with public market indices are not meaningful. Due to the unique nature of the underlying liabilities in the Company's structured product portfolio (i.e. deposit liabilities and future policy benefit reserves), customized benchmarks are used to measure performance. Finally, certain of the Company's business investments are private market transactions that cannot be meaningfully compared to certain public indicies. Accordingly, only approximately 40% of the Company's total investment portfolio could be meaningfully compared to public market indicies.

The table below summarizes investment performance for those portions of the asset/liability and risk asset portfolios that could be meaningfully compared to public market indices for each of the years ending December 31 presented below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Asset/Liability Portfolios			
U.S. Investment Grade, Moderate Duration	9.0%	9.2%	10.6%
Lehman Aggregate Bond Index	10.3%	8.4%	11.6%
Relative Performance	(1.3)%	0.8%	(1.0)%
U.S. Investment Grade, Low Duration	3.8%	10.1%	6.1%
Salomon 1-3 Year Treasury Index	5.8%	8.3%	8.0%
Relative Performance	(2.0)%	1.8%	(1.9)%
Euro Aggregate, Unhedged	8.1%	n/a	n/a
Lehman Euro Aggregate Index	9.5%	n/a	n/a
Relative Performance	(1.4)%	n/a	n/a
Pan European, Hedged	23.1%	n/a	n/a
Merrill U.K. / Merrill Pan Europe Composite	25.2%	n/a	n/a
Relative Performance	(2.1)%	n/a	n/a
U.K. Sterling, Unhedged	8.5%	n/a	n/a
Merrill U.K. Sterling Broad Index, 1-10 Years	8.8%	n/a	n/a
Relative Performance	(0.3)%	n/a	n/a
Risk Asset Portfolios —Fixed Income			
U.S. Moderate Grade	1.0%	7.5%	4.7%
Investment Grade / High Yield Composite	7.9%	9.7%	7.1%
Relative Performance	(6.9)%	(2.2)%	(2.4)%
U.S. High Yield	(4.3)%	3.4%	0.1%
CS First Boston High Yield Index	3.1%	5.8%	(5.2)%
Relative Performance	(7.4)%	(2.4)%	5.3%

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Risk Asset Portfolios – Equities			
U.S. Large Cap Growth Equity	(30.1)%	(29.6)%	(9.4)%
Russell 1000 Growth Index	(28.0)%	(20.5)%	(22.5)%
Relative Performance	(2.1)%	(9.1)%	13.1%
U.S. Large Cap Value Equity	(12.5)%	3.8%	n/a
Russell 1000 Value Index	(15.8)%	(5.9)%	n/a
Relative Performance	3.3%	9.7%	n/a
U.S. Small Cap Equity	(15.9)%	5.2%	n/a
Russell 2000 Index	(20.6)%	2.3%	n/a
Relative Performance	4.7%	2.9%	n/a
Non-U.S. Equity	(16.1)%	(18.5)%	(4.4)%
MSCI EAFE Index	(15.9)%	(21.4)%	(11.5)%
Relative Performance	(0.2)%	2.9%	7.1%
Risk Asset Portfolios – Alternative Investments			
Alternative Investments	6.7%	14.3%	15.6%
Standard and Poor's 500 Index	(22.1)%	(11.9)%	(9.2)%
Relative Performance	28.8%	26.2%	24.8%

"n/a" indicates that portfolios comparable to this benchmark have been in existence for less than the period indicated. Returns are time-weighted and have been annualized for periods in excess of one year. U.S. equity indices are shown net of withholding taxes.

Realized loss on investments and other than temporary declines in the value of investments

The Company's investment portfolio is classified as available for sale. Realized investment gains and losses are incurred through the normal turnover of the Company's investment portfolio. Realized investment losses include impairment charges relating to declines in value of securities that are considered to be other than temporary.

See "—Critical Accounting Policies" for further information.

During the year ended December 31, 2002, the Company had net realized losses on investments of $214.2 million. This included gross realized losses on fixed income and equity securities of $526.3 million and $160.1 million, respectively. Gross and net realized losses included $251.5 million of provisions for declines in fair value considered to be other than temporary. Of the total provisions, $144.3 million related to fixed income securities, $77.8 million to equity securities and $29.4 million to other investments. Approximately 44% of the declines in fair value of fixed income and equity securities considered to be other than temporary related to the communications sector, including Worldcom Inc. and Adelphia Communication Corp. in the second quarter of 2002 where the decline in the value of such securities was due to alleged fraud. In addition, approximately $41.0 million of gross realized losses related to sales of Worldcom Inc. and Adelphia Communication Corp.

During the year ended December 31, 2001, the Company had net realized losses on investments of $93.2 million. This included gross realized losses on fixed income and equity securities of $373.6 million and $140.9 million, respectively. Gross and net realized losses on investments included $115.5 million of provisions for declines in fair value considered to be other than temporary, $66.4 million of which related to fixed income and equity securities and $49.1 million of which related to the Company's other investments.

The significant circumstances that contributed to these realized losses in 2002 and 2001 included the high level of distress and default in the telecommunications sector, the Enron Corp. bankruptcy and a general rise in corporate defaults across other sectors in response to the general economic decline in the United States and elsewhere. For the securities that were sold at a loss during the year ended December 31, 2002, the fair market value of the fixed income securities and equity securities at the sales dates was approximately $8.5 billion and $306.0 million, respectively. For the securities that were sold at a loss during the year ended December 31, 2001, the fair market value of the fixed income securities and equity securities at the sales dates was approximately $8.8 billion and $350.0 million, respectively.

With respect to those securities that were sold at a loss during the year ended December 31, 2002 the following is an analysis of the period of time that those securities had been in an unrealized loss position, the amount of the realized loss recorded in the Company's results of operations as of the sale date and the amount of the impairment charge taken in the year:

(U.S. dollars in thousands)

Length of time in a continual unrealized loss position	Fixed Income Securities	Equity Securities
Less than 6 months	$ 284,259	$ 60,925
At least 6 months but less than 12 months	59,350	14,128
At least 12 months but less than 2 years	19,429	6,830
At least 2 years but less than 3 years	18,983	411
Total gross realized loss from sales	382,021	82,294
Impairment charges for declines in value considered to be other than temporary	144,255	77,832
Total gross realized loss	**$ 526,276**	**$ 160,126**

With respect to those securities that were sold at a loss during the year ended December 31, 2001 the following is an analysis of the period of time that those securities had been in an unrealized loss position, the amount of the realized loss recorded in the Company's results of operations as of the sale date and the amount of the impairment charge taken in the year:

(U.S. dollars in thousands)

Length of time in a continual unrealized loss position	Fixed Income Securities	Equity Securities
Less than 6 months	$ 199,658	$ 79,119
At least 6 months but less than 12 months	27,429	27,399
At least 12 months but less than 2 years	106,244	5,602
At least 2 years but less than 3 years	2,101	597
Total gross realized loss from sales	335,432	112,717
Impairment charges for declines in value considered to be other than temporary	38,219	28,147
Total gross realized loss	**$ 373,651**	**$ 140,864**

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company's analysis of the above factors results in the Company's conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. As mentioned above, the Company considers its intent and ability to hold a security until the value recovers in the process of evaluating whether a security with an unrealized loss represents an other than temporary decline. However, this factor, on its own, does not dictate whether or not the Company recognizes an impairment charge. The Company believes its ability to hold such securities is supported by its positive cash flow from operations where it can generate sufficient cash flow in order to meet its claims payment obligations arising from its underwriting operations without selling such investments. Cash from operating activities was $3.0 billion and $1.4 billion for 2002 and 2001, respectively. However, subsequent decisions on security sales are made within the context of overall risk monitoring, changing information and assessing value relative to other comparable securities. While the Company's external investment managers may, at a given point in time, believe the preferred course of action is to hold securities until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors. The Company believes these subsequent decisions are consistent with the classification of its investment portfolio as available for sale.

During the year ended December 31, 2002, the Company realized a loss of $38.4 million and $7.2 million upon the sale of fixed income securities and equity securities, respectively, that had been in an unrealized loss position for greater than twelve months. During the year ended December 31, 2001, the Company realized a loss of $108.3 million and $6.2 million upon the sale of fixed income securities and equity securities, respectively, that had been in an unrealized loss position for greater than twelve months. The decisions to sell these securities were made by the Company's investment managers based upon a change in market conditions and other factors (which decisions were independent of the Company's previously stated intent and ability to hold such securities).

The significant circumstances that contributed to the realized losses on the Company's fixed income and equity securities during the years ended December 31, 2002 and 2001 also affected the Company's other investments. Of the total impairment charge taken in 2002 and 2001 of $251.5 million and $115.5 million, respectfully, $29.4 million and $49.1 million related to the Company's other investments. The Company's other investments include investments in private equity limited partnerships which also experienced significant market-wide declines. In 2002, the Company wrote down the carrying value of its investment in Mutual Risk Management Ltd by $20.0 million. In 2001, declines in value of the Company's other investments were greatest in the technology sector and write-downs in the portfolio were mainly a result of re-evaluations of technology and financial services investments, reflecting the reduced business prospects of these companies.

Net realized and unrealized gains on investment derivatives result from the Company's investment strategy to economically hedge against interest and foreign exchange risk within the investment portfolio. See Item 7A. "Quantitative and Qualitative Disclosure About Market Risk," and "—Financial Condition and Liquidity" for a more detailed analysis.

Unrealized losses on investments

At December 31, 2002, there was $141.9 million of gross unrealized losses on fixed income and short-term investments and $86.9 million of gross unrealized losses on equity securities. At December 31, 2001, there were $283.9 million of gross unrealized losses on fixed income and short-term investments and $70.0 million of gross unrealized losses on equity securities. These losses include securities below investment grade as discussed above.

The information shown below about the unrealized losses on the Company's investments at December 31, 2002 concerns the potential affect upon future earnings and financial position should management later conclude that some of the current declines in the fair value of these investments are other than temporary declines.

The following is an analysis of how long each of those securities at December 31, 2002 and 2001 had been in a continual unrealized loss position:

(U.S. dollars in thousands)

Type of Securities	Length of time in a continual unrealized loss position	Amount of unrealized loss at December 31, 2002	Amount of unrealized loss at December 31, 2001
Fixed Income and Short-Term........	Less than six months	$ 48,188	$ 132,599
	At least 6 months but less than 12 months	47,502	33,412
	At least 12 months but less than 2 years	44,879	48,421
	At least 2 years but less than 3 years	610	55,062
	At least 3 years but less than 4 years	656	13,946
	At least 4 years but less than 5 years	109	—
	At least 5 years but less than 6 years	—	437
	Total	**$ 141,944**	**$ 283,877**
Equities	Less than six months	$ 20,972	$ 35,342
	At least 6 months but less than 12 months	62,859	25,180
	At least 12 months but less than 2 years	2,672	8,853
	At least 2 years but less than 3 years	367	461
	At least 3 years but less than 4 years	—	14
	At least 4 years but less than 5 years	—	93
	At least 6 years but less than 7 years	—	21
	Total	**$ 86,870**	**$ 69,964**

The total gross unrealized losses represented approximately 1,250 fixed income securities out of a total of approximately 10,100 fixed income securities and 1,120 equity securities out of a total of approximately 2,000 equity securities at December 31, 2002. The total gross unrealized losses represented approximately 4,500 fixed income securities out of a total of approximately 6,900 and 930 equity securities out of a total of approximately 1,900 at December 31, 2001.

As discussed under "—Investment Structure and Strategy", the Company operates a risk asset portfolio that includes high yield (below investment grade) fixed income securities. These securities have a higher volatility to changes in fair values than investment grade securities. At December 31, 2002, approximately 5.3% of the Company's fixed income investment portfolio was invested in securities which were below investment grade. Approximately 38% of the unrealized losses in the Company's fixed income securities portfolio at December 31, 2002 related to securities that were below investment grade and there were no securities in an unrealized loss position that were not rated. At December 31, 2001, approximately 5.0% of the Company's fixed income investment portfolio was invested in securities that were below investment grade. Approximately 57% of the unrealized losses in the Company's fixed income investment portfolio at December 31, 2001 related to securities that were below investment grade and 4% related to securities that were not rated.

The following is an analysis of how long each of these below investment grade and unrated securities had been in a continual unrealized loss position at the date indicated.

(U.S. dollars in thousands)

Length of time in a continual unrealized loss position	Amount of unrealized loss at December 31, 2002	Amount of unrealized loss at December 31, 2001
Less than six months	$ 12,689	$ 27,746
At least 6 months but less than 12 months	31,498	96,233
At least 12 months but less than 2 years	25,977	30,831
At least 2 years but less than 3 years	924	7,658
Total	**$ 71,088**	**$ 162,468**

Of the gross unrealized investment losses on the fixed income portfolio at December 31, 2002 of $138.9 million, approximately $120.1 million related to corporate fixed income securities. Within the corporate fixed income securities, approximately 26% was in the communications sector, 21% in the energy sector, 20% in the utilities sector, 8% in the financial sector and 7% in the consumer cyclical sector. No other sector was greater than 5%. Approximately 80 equity securities held by the Company with total unrealized losses of approximately $3.0 million at December 31, 2002 were in a continual unrealized loss position for at least 12 months. The largest unrealized loss in the fixed income portfolio was $8.0 million. All other individual fixed income security unrealized losses were less than $5.0 million. The largest individual unrealized loss in the equity portfolio was $1.4 million.

Of the gross unrealized investment losses on the fixed income portfolio at December 31, 2001 of $280.7 million, approximately $212.4 million related to corporate fixed income securities. Within the corporate fixed income securities, approximately 47% was in the communications sector, 10% in the consumer cyclical sector, 10% in the financial sector and 5% in the basic materials sector. No other sector was greater than 5%. Approximately 120 equity securities held by the Company with total unrealized losses of approximately $9.4 million at December 31, 2001 were in a continual unrealized loss position for at least 12 months. The two largest unrealized losses in the fixed income portfolio were individually between $5.0 million and $10.0 million. All other individual fixed income security unrealized losses were less than $5.0 million. The largest individual unrealized loss in our equity portfolio was $3.2 million. All other individual equity security losses were less than $1.0 million.

At December 31, 2002 and 2001, the following was the maturity profile of the fixed income securities that were in a gross unrealized loss position:

(U.S. dollars in thousands)

Maturity profile in years of fixed income securities in a continual unrealized loss position	Amount of unrealized loss at December 31, 2002	Amount of unrealized loss at December 31, 2001
More than 1 and less than 5 years remaining	$ 22,344	$ 56,080
More than 5 and less than 10 years remaining	56,250	117,494
More than 10 and less than 20 years remaining	14,969	36,058
20 years or more remaining	34,419	61,358
Mortgage backed securities	10,855	9,733
Total	**$ 138,867**	**$ 280,723**

Other Revenues and Expenses

The following table sets forth other revenues and expenses of the Company for each of the three years ended December 31, 2002

(U.S. dollars in thousands):

	2002	% Change 02 vs 01	2001	% Change 01 vs 00	2000
Equity in net income of investment affiliates...	$ 64,662	(19.8)%	$ 80,580	15.1%	$70,032
Equity in net (loss) income of insurance and operating affiliates	(15,976)	(201.4)%	(5,300)	(222.6)%	4,323
Other foreign exchange gains........	—	NM	—	NM	55,159
Amortization of intangible assets	6,187	(89.4)%	58,569	NM	58,597
Corporate operating expenses	115,915	25.5%	92,355	49.1%	61,935
Interest expense........	168,086	48.4%	113,272	60.5%	70,593
Minority interest........	13,371	NM	2,113	93.3%	1,093
Income tax expense (benefit)........	22,647	NM	(189,914)	NM	(56,356)

Equity in net income of investment affiliates includes returns from the Company's investments in closed-end investment funds, certain limited partnerships and similar investment vehicles. The decrease in 2002 as compared to 2001 is due primarily to lower overall returns in the second and third quarter of 2002 on certain of the Company's investment funds as compared to strong performance of the funds in 2001. The increase in 2001 compared to 2000 is primarily due to increased returns and additional investment in these funds.

Equity in net income of insurance and other operating affiliates in 2002 included a loss of approximately $22.7 million relating to the Company's investment in Annuity and Life Ré Holdings Ltd. ("Annuity and Life Re"). This loss includes a write down of the goodwill component of the Company's investment of $13.3 million in the fourth quarter of 2002 due to a significant decline in the book value of Annuity and Life Ré. While the market value of Annuity and Life Ré's ordinary shares is lower than its book value, the Company believes its carrying value is appropriate at December 31, 2002, as supported by a discounted cashflow analysis of its underlying contracts performed in conjunction with the U.S. term life contracts novated to the Company from Annuity and Life Ré. The Company believes the discounted cash flow analysis is more reliable than the market value as the Company currently has no plans to sell its investment. However, future losses by Annuity and Life Re and the continued depression of its quoted market value may cause the Company to recognize additional losses. Partially offsetting this loss in 2002 is income of $3.5 million relating to FSA International and $1.7 million relating to a new investment made in 2002 in Primus Guaranty, Ltd, which specializes in providing credit risk protection through credit default swaps. In 2001, the equity in net income of insurance and operating affiliates included a loss of $10.9 million related to the Company's share of the loss in Le Mans Ré, mainly related to the September 11 event in 2001, and $1.6 million in Annuity & Life Re. This loss was partially offset by income related to the Company's share of income from FSA International of $6.7 million.

Other foreign exchange gains in 2000 related to the revaluation of a policy benefit reserve denominated in U.K. sterling. The exchange rate movement on the assets matching this policy benefit reserve was included in accumulated other comprehensive loss as those assets are designated as available for sale, and in net realized gains on sales of investments. Effective January 1, 2001, the Company reorganized its corporate and operational structure for its U.K. sterling asset accumulation business such that exchange translation adjustments of this nature were largely matched against corresponding investment portfolio movements with minimal exchange rate effect on net income.

Amortization of intangible assets decreased in 2002 as compared to 2001 due to the adoption of FAS 142, where the Company is no longer required to amortize goodwill. Had FAS 142 been effective on January 1, 2000, the amortization expense would have been approximately $1.1 million and $1.0 million in

2001 and 2000, respectively. The increase in the amortization of intangible assets in 2002 related to the intangible assets acquired in the consolidation of Le Mans Ré. The Company assessed the carrying value of goodwill as of June 30, 2002 in accordance with FAS 142 and at that time, determined that goodwill assets were unimpaired. The Company continues to review the carrying value related to all of its investments and as further information becomes available, the Company will adjust the carrying value of goodwill as appropriate.

Corporate operating expenses increased by 25.5% in 2002 as compared to 2001 due primarily to the continued integration of the Company's global operations and increased costs for Directors and Officers' insurance in line with the market in general. In addition, the Company is developing a network of shared service organizations to support operations in certain locations on a centralized basis to improve efficiency over the longer term. This build up of infrastructure, along with the continued integration of the acquired Winterthur International operations, is expected to increase corporate operating expenses in 2003.

Corporate operating expenses in 2001 included a charge of $14.0 million related to Winterthur International integration costs and increased infrastructure costs necessary to support the growing worldwide operations of the Company. Corporate operating expenses in 2000 included $5.7 million relating to charges for employee severance and other costs relating to the realignment of Company's operations.

The increase in minority interest in 2002 is primarily attributable to the increased profitability of XL Financial Assurance Ltd, for which 15% ownership is held by a third party.

The increase in interest expense in 2002 over 2001 primarily reflected an increase in the level of indebtedness. Notes payable and debt were $1.9 billion and $1.6 billion at December 31, 2002 and 2001, respectively. This increase reflects a full year of interest on debt issued in 2001 and the issuance of $600.0 million 6.5% Guaranteed senior notes in January 2002 which was used to pay down two 5-year revolving credit facilities of $350.0 million. In addition, interest expense includes $65.9 million and $47.9 million of accretion charge relating to deposit liability transactions for the years ended December 31, 2002 and 2001 respectively. The increase in interest expense in 2001 over 2000 reflects the effect of $1.1 billion of new debt raised by the Company in the second and third quarters of 2001. The continuing existence of the debt at existing interest rates is dependent upon the Company's continued compliance with its debt covenants. For further discussion see the Company's financing structure as outlined in "Financial Condition and Liquidity."

The change in the Company's income taxes principally reflects the effects of losses arising from the September 11 event and the decline in the profitability of the U.S. operations for each year. Deterioration of the casualty book in 2001 and 2000 resulted in pre-tax net losses for U.S. operations, generating an income tax benefit for both years. The deferral of tax losses is evaluated based upon the future profitability of the Company's taxable entities and under current projections, the Company anticipates using this asset by 2007. The Company's net deferred tax asset at December 31, 2002 is $320.6 million, which consists principally of net operating losses generated by subsidiaries in the U.S. and U.K. Should the taxable income of these entities fall below expectations, a further valuation allowance may have to be established which could be significant. In addition, if any further losses are generated by these entities, these losses may not be tax effected. See Item 8, Note 24 to the Consolidated Financial Statements.

Financial Condition and Liquidity

As a holding company, the Company's assets consist primarily of its investments in subsidiaries and the Company's future cash flows depend on the availability of dividends or other statutorily permissible payments from its subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries the Company operates in, including, among others, Bermuda, the United States, Ireland, Switzerland and the United Kingdom, and those of the Society of Lloyd's and certain contractual provisions. See Item 8, Note 25 to the Consolidated Financial Statements for further discussion. No assurance can be given that the Company or its subsidiaries will be permitted to pay dividends in the future.

The Company's ability to underwrite business is largely dependent upon the quality of its claims paying and financial strength ratings as evaluated by independent agencies. The Company regularly provides financial information to these agencies to both maintain and enhance existing ratings.

The Company's shareholders' equity at December 31, 2002 was $6.6 billion, of which $2.4 billion was retained earnings. Shareholders' equity included the issue of 20.7 million Preference Ordinary Shares for net proceeds of $503.6 million in the third and fourth quarters of 2002 used for general corporate purposes.

The Company has had several ordinary share repurchase programs in the past as part of its capital management strategy. On January 9, 2000, the Board of Directors authorized a program for the repurchase of ordinary shares up to $500.0 million. The Company has $135.4 million remaining in its ordinary share repurchase authorization. During the year ended December 31, 2002, no ordinary shares were repurchased in the open market. The Company has repurchased ordinary shares from employees and directors in relation to share swaps on option exercises and withholding tax on restricted stock.

As at December 31, 2002, the cumulative currency translation adjustments were $60.4 million. This is shown as part of accumulated other comprehensive income and primarily related to unrealized losses on foreign currency exchange rate movements relating to Winterthur International operations that have a functional currency that is not the U.S. dollar.

Financial Condition

The Company's balance sheet changed significantly from December 31, 2001 to December 31, 2002 due primarily to the growth of the Company's operations.

Inflation can have an effect on the Company in that inflationary factors can increase damage awards and potentially result in larger claims. The Company's underwriting philosophy is to adjust premiums in response to inflation, although this may not always be possible due to competitive pressure. Inflationary factors are considered in determining the premium level on any multi-year policies at the time contracts are written.

Unpaid losses and loss adjustment expense reserves on general operations at December 31, 2002 was $13.2 billion. The Company establishes reserves to provide for estimated claims, the general expenses of administering the claims adjustment process and for losses incurred but not reported. These reserves are calculated using actuarial and other reserving techniques to project the estimated ultimate net liability for losses and loss expenses. The Company's reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and does not represent any admission of liability with respect to any claims made against the Company's subsidiaries. No assurance can be given that actual claims made and payments related thereto will not be in excess of the amounts reserved. See Item 1, "Unpaid Losses and Loss Expenses" and Item 8, Note 10 to the Consolidated Financial Statements for further discussion.

Unpaid losses and loss expenses recoverable increased significantly during 2001 primarily due to the acquisition of Winterthur International and the September 11 event. See Item 8, Notes 6 and 4 to the Consolidated Financial Statements for further information. Unpaid losses and loss expense recoverables were $5.0 billion and $4.6 billion at December 31, 2002 and 2001 respectively. At December 31, 2002 and 2001, reinsurance balances receivable were $1.2 billion and $1.6 billion respectively.

Of the total unpaid losses and loss expenses recoverable and reinsurance balances receivable at December 31, 2002 and 2001 of $6.2 billion, no individual reinsurer accounted for 10% or more of the total. The Company is the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $1.6 billion at December 31, 2002, collateralizing reinsurance recoverables with respect to certain reinsurers.

Included in unpaid loss and loss expenses recoverable at December 31, 2002 is an unsecured, reinsurance recoverable from the Seller of $514.8 million, related to the acquisition of Winterthur International. This amount is subject to ongoing adjustment, and the Seller is currently rated A by Standard and Poor's. The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned reserves relating to the acquired Winterthur International business. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA. The SPA provides for arbitration should the Seller and the

Company disgree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. An impairment also may result in the event that the Company and the Seller agree on an amount that is less than the amount shown as a recovery in the Company's financial statements or to the extent that any amount proves to be uncollectible from the Seller for any reason.

Excluding the recoverable from the Seller described above, approximately 80% of the total unpaid loss and loss expense recoverable and reinsurance balances receivable (excluding collateral held) outstanding at December 31, 2002 were due from reinsurers rated A or better by Standard and Poor's. The following is an analysis of the total recoverable and reinsurance balances receivable at December 31, 2002 by reinsurers owing more than 3%:

Name of reinsurer	Standard and Poor's rating	% of total
Swiss Re	AA+	7.6
Lloyd's Syndicates	A	7.5
Munich Re	AA+	5.1
GE Frankona Ruckversicherungs	AA-	4.9
London Life and General Reinsurance Company Ltd.	*	3.9
Hannover Ruckversicherungs AG	AA	3.5
Centre Reinsurance International Company	A+	3.2

* London Life and General Reinsurance Company is rated A by A.M. Best.

In addition, at December 31, 2002, approximately $1.8 billion of the total recoverable balance of $6.2 billion related to reinsurance recoverables for Winterthur International operations. The recoverability of these balances is also guaranteed under the SPA as described above.

At December 31, 2001, the largest reinsurance balance receivable and unpaid loss recoverable from a single reinsurer was $355.2 million due from Hannover Re (Ireland) Ltd, and $79.1 million from their affiliate, E+S Reinsurance (Ireland), Ltd, which are both rated A+ by A.M. Best.

As at December 31, 2002 and 2001, the reserve for potential non-recoveries from reinsurers was $47.3 million and $49.7 million, respectively.

Liquidity

Certain business written by the Company has loss experience generally characterized as having low frequency and high severity. This may result in volatility in both the Company's results and operational cash flows. Operational cash flows during 2002 improved compared to 2001 primarily due to growth in premiums written, including life premiums. At December 31, 2002, cash flow had not been negatively affected by the September 11 event as approximately 75% of total incurred losses are in unpaid loss and loss expense reserves at December 31, 2002. The relatively low percentage of paid claims to date is due to the size and complexity of the claims and the fact that approximately 60% of the Company's ultimate incurred losses related to the reinsurance segment where there is an inherent lag between the timing of a loss event and when it is reported by the ceding company. The Company has reviewed the anticipated cash flow from the September 11 event and believes it has sufficient liquidity to meet payments as they come due.

In 2002, 2001 and 2000, the total amounts of net losses paid from general operations by the Company were $2.8 billion, $1.8 billion and $1.7 billion, respectively. The increase in 2002 and 2001 is due to the growth in operations and the acquisition of Winterthur International.

In 2002, the Company made the following significant investments:

(1) Effective January 2002, the Company completed the acquisition of a 67% majority shareholding in Le Mans Ré, increasing its shareholding from 49% at December 31, 2001. Cash paid, net of cash acquired, was $45.5 million. An additional $138.5 million is expected to be paid in 2003 to complete the 100% acquisition of this subsidiary.

(2) The Company invested a further $717.5 million in alternative investment managers, related investment funds and insurance affiliates. The majority of this amount included four separate investments in funds managed by FrontPoint Partners LLC, an investment in SPhinX Ltd., a fund designed to track an S&P Hedge Fund Index, and an investment in Primus Guaranty, Ltd, which specializes in providing credit risk protection through credit default swaps. The Company has commitments to invest a further $224.1 million over the next five years in alternate investment managers, related investment funds, certain limited partnerships, insurance affiliates, and collateralized debt/equity investments.

In connection with the acquisition of Winterthur International, a limited recourse receivables financing facility previously available to these operations from Winterthur Swiss Insurance Company was made available to the Company. The balance outstanding at December 31, 2002 was $338.6 million and is included in other liabilities in the Consolidated Balance Sheet.

Capital resources

As at December 31, 2002, the Company had bank, letter of credit and loan facilities available from a variety of sources, including commercial banks, totaling $4.6 billion of which $1.9 billion in debt was outstanding. In addition, $2.5 billion of letters of credit were outstanding as at December 31, 2002, 6.5% of which were collateralized by the Company's investment portfolio, supporting U.S. non-admitted business and the Company's Lloyd's capital requirements.

During 2002 and 2001, borrowings under these facilities were $0.8 billion and $1.2 billion, respectively, and repayments under the facilities were $0.6 billion and $50.0 million, respectively. Borrowings in 2002 were used to pay down two 5-year revolvers and for general corporate purposes. Borrowings in 2001 were used to repurchase $66.4 million of the Company's shares and for general corporate purposes. The total pre-tax interest expense on notes and debt outstanding during the years ended December 31, 2002 and 2001 was $102.2 million and $65.4 million, respectively. Associated with the Company's bank and loan commitments are various loan covenants with which the Company was in compliance throughout the year ended December 31, 2002. These facilities contain various cross default provisions and covenants, including a minimum rating requirement, as further described below under "Cross Defaults and Other Provisions in Debt Documents".

The following tables present the Company's indebtedness under outstanding securities and lenders' commitments as at December 31, 2002

(U.S. dollars in thousands):

				Payments Due by Period			
Notes Payable and Debt	**Commitment**	**In Use**	**Year of Expiry**	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
364-day revolver	$ 500,000	$ —	2002	$ —	$ —	$ —	$ —
7.15% Senior Notes (1) ...	99,979	99,979	2005	—	100,000	—	—
6.58% Guaranteed Senior Notes	255,000	255,000	2011	—	—	—	255,000
6.50% Guaranteed Senior Notes (1)...........	597,123	597,123	2012	—	—	—	600,000
Zero Coupon Convertible Debentures "CARZ" (1)	625,805	625,805	2021	—	—	—	1,010,833
Liquid Yield Option Notes™ "LYONs"(1).........	300,050	300,050	2021	—	—	—	511,351
Total	$ 2,377,957	$ 1,877,957		$ —	$ 100,000	$ —	$ 2,377,184

(1) "Commitment" and "In Use" data represent December 31, 2002 accreted values. "After 5 years" data represents ultimate redemption values for 2021. The convertibles may be "put" or converted by the bondholders at various times prior to the 2021 redemption date. The Company may also choose to "call" the CARZ and LYONs, from May and September 2004, respectively, onwards.

In January 2002, the Company issued $600.0 million par value 6.50% Guaranteed Senior Notes due January 2012. The notes were issued at $99.469 and gross proceeds were $596.8 million. Related expenses of the offering amounted to $7.9 million. Proceeds of the notes were used to pay down two 5-year revolvers of a total of $350.0 million and for general corporate purposes. These credit facilities were subsequently cancelled.

In August 2002, the Company issued 9.2 million of 8% Series A preference ordinary shares ("Series A preference shares"). Gross proceeds were $230.0 million and related expenses were $7.2 million. Upon dissolution of the Company, the holders of the Series A preference shares are entitled to receive a liquidation preference of $25 per share, plus accrued dividends. Dividends on the preference Shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Series A preference shares on or after August 14, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the Series A preference shares before August 14, 2007 at specified redemption prices, plus accrued dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Series A preferred shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Series A preference shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

In November 2002, the Company issued 11.5 million 7 5/8% Series B preference ordinary shares ("Series B preference shares"). Gross proceeds were $287.5 million and relate expenses were $9.1 million. Upon dissolution of the Company, the holders of the Series B preference shares are entitled to receive a liquidation preference of $25 per share, plus accrued dividends. Dividends on the preference shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Series A preference ordinary shares on or after November 18, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the B preference shares before November 18, 2007 at specified redemption prices, plus accrued dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Series B preferred shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Series B preference shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

The following table presents, as at December 31, 2002, the Company's letter of credit facilities available, in use and when those facilities are due to expire

(U.S. dollars in thousands):

Other Commercial Commitments	Commitment	In Use	Year of Expiry	Amount of Commitment Expiration Per Period: Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Letter of credit facilities (1)...	$ 2,744,051	$ 2,462,544	2003	$ 2,744,051	—	—	—

(1) Of the total letter of credit facilities above, $500.0 million is included in the 364-day revolver under notes payable and debt commitments.

The Company has several letter of credit facilities provided on a syndicated and bilateral basis from commercial banks. These facilities (as well as the off balance sheet collateral arrangement described below) are utilized to support non-admitted insurance and reinsurance operations in the U.S. and capital requirements at Lloyd's. All of the commercial facilities are scheduled for renewal during 2003. In addition to letters of credit, the Company has established insurance trusts in the U.S. that provide cedents with statutory relief required under state insurance regulation in the U.S. It is anticipated that the commercial facilities will be renewed on expiry but such renewals are subject to the availability of credit from banks utilized by the Company. In the event that such credit support is insufficient, the Company could be required to provide alternative security to cedents. This could take the form of additional insurance trusts supported by the Company's investment portfolio or funds withheld using the Company's cash resources. The value of letters of credit required is driven by, among other things, loss development of existing reserves, the payment pattern of such reserves, the expansion of business written by the Company and the loss experience of such business.

On June 27, 2002, the Company renewed its principal 364-day letter of credit and credit facility. The combined capacity of the new facility is $2.0 billion of which up to $500.0 million is available in the form of revolving credit. On July 24, 2002, the Company replaced letters of credit provided by the previous owner of the Winterthur International operations with letters of credit issued from its 364-day facility. During September 2002, the Company canceled a secured $150.0 million letter of credit facility that had been unutilized. In November 2002, the Company renewed its unsecured syndicated letter of credit facility that supports its operations at Lloyd's. The renewed facility is denominated in U.K. sterling and is approximately $500.0 million at December 31, 2002. Also included in the table above are two secured letter of credit facilities utilized by Le Mans Ré.

The Company entered into a new $100.0 million letter of credit facility in January 2003.

In February 2003, the Company entered into an aggregate of $300.0 million of commercial paper-based credit facilities (the "Credit Facilities") and expects to increase these facilities to $500.0 million later in 2003. The proceeds of advances under the Credit Facilities were used to fund a trust account ("Trust") to collateralize the reinsurance obligations of the Company under an intercompany quota share reinsurance agreement. The Company's repayment obligations under the Credit Facilities are collateralized by securities deposited into one or more segregated accounts over which the agent under the Credit Facilities has a fully perfected first priority security interest. The Company's obligations under the Credit Facilities prior to the stated maturity of February 25, 2007 if certain events occur, including the insolvency of the Company, the withdrawal of assets from the Trust by the ceding company, the downgrade of the Company's credit ratings below certain specified levels, the failure of the agent to have a first priority perfected security interest in the collateral posted by the Company and various other customary default provisions. At maturity, the Company will be obligated to make payments in an amount equal to the principal and accrued interest outstanding under the Credit Facilities. The Company intends for the Trust to invest in securities issued by one or more of the lenders under the Credit Facilities (provided that such securities qualify for inclusion in the Trust) and the Company has the right, and the intention, to offset these lender-issued securities against the Company's repayment obligations under the Credit Facilities. The issued securities and the Company's repayment obligations will be recorded as a net balance on the Company's balance sheet. In the event that in the future the Company were to not have the right to offset such assets (as, for example, would be the case if the assets in the Trust were withdrawn in order to satisfy the Company's reinsurance obligations or if lender-issued securities could not be held in the Trust because they did not qualify as permitted assets under the trust agreement), then all or a portion of the assets in the Trust and the Company's repayment obligations under the Credit Facilities would be required to be included as assets and liabilities on a gross basis, respectively, on the Company's balance sheet.

The Company reviews current and projected collateral requirements on a regular basis, as well as new sources of collateral. Management's objective is to maintain an excess amount of collateral sources over expected uses. The Company also reviews its liquidity needs on a regular basis.

Convertible Debt Securities

In 2001, the Company issued two convertible debt securities as further described below and in the indentures relating to such bonds. These bonds carry a zero coupon, meaning that, under normal circumstances, the Company is not required to pay cash interest at any time during the life of the bonds or at maturity.

In May 2001, the Company issued $1,010.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of CARZ at $593.57 per bond and, unless converted or repaid before their due date of May 2021, they will be repaid in May 2021 at $1,000 per bond, at a total cost of $1.01 billion. The accretion rate is 2.625% per annum on a semi-annual basis or 2.6422% per annum on an annual basis. In September 2001, the Company also issued $508.8 million principal amount at maturity (subsequently increased to $511.4 million under the provisions of the upward accretion rate adjustment described below) of LYONs at an initial price of $565.01 per bond. The LYONs will be repaid at $1,004.93 each (originally $1,000.00 each but subsequently increased as a result of the accretion rate adjustment described below) unless converted or repaid before their due date of September 2021, at a total cost of $511.4 million. The accretion rate on the LYONs was originally 2.875% per annum on a semi-annual basis or

2.89566% per annum on an annual basis. The accretion rate for the year to September 7, 2003, was increased by 0.5% per annum on a semi-annual basis to 3.375% per annum on a semi-annual basis and 3.403% per annum on an annual basis as a result of the Company's ordinary share price in the 30-day period leading up to the first put date in September 2002. The accretion rates will revert to their original rates in September 2003 unless the contingent additional accretion feature is once again triggered by the Company's ordinary share price performance in a 30-day period leading up to the second put date. Although both the CARZ and LYONs are due to be repaid in 2021, there are several features that may result in the bonds being repaid or converted into the Company's Class A Ordinary Shares before the redemption date. As these features include market-driven features and options available to the Company and bondholders, it is not possible to determine if the bonds will remain outstanding until their scheduled maturity in 2021.

Each of the CARZ and LYONs provide the bondholders the right to require the Company to repurchase the bonds on predetermined dates (put dates) at predetermined values as set forth in the relevant indenture. The remaining put dates for the CARZ occur on May 23 of 2004, 2006, 2008, 2011 and 2016. The remaining put dates for the LYONs occur on September 7 of 2003, 2004, 2006, 2008, 2011 and 2016. The Company may, at its option, pay the repurchase price in cash or Class A ordinary shares or a combination thereof.

In addition, each of the CARZ and LYONs provide for a contingent conversion feature that gives the bondholders the right to convert the bonds into the Company's shares at other times during the life of the bonds if the market price of the Company's shares is at certain levels. Accordingly, if the Company's ordinary share price is at least 110% of the accreted conversion price for at least twenty of the thirty days during the relevant conversion period, the bondholders would have the right to convert the bonds into ordinary shares. If converted for ordinary shares, each CARZ would be converted into 5.9467 ordinary shares and each holder of a LYONs would receive 5.277 ordinary shares. The accreted values would be determined by applying the accretion rate to the initial issue price. In the example of CARZ, the accreted price on May 23, 2003 will be $625.36 determined by adding two years' accretion of 2.6422% per annum on an annual basis to the original issue price of $593.57.

The holders of each of the CARZ and LYONs also have the right to convert the bonds for ordinary shares in the event that the trading price of the bonds for a predetermined period falls below 95% of the value of the equivalent number of shares, provided however, if the ordinary shares are trading at a predetermined premium to the accreted price of the bonds, holders may receive cash, ordinary shares or a combination thereof in lieu of ordinary shares upon conversion.

These bonds also provide for interest rates to be adjusted in the event that the Company's ordinary share price falls below certain levels specified in the relevant indenture relative to the conversion price.

In addition, in the event that the credit ratings assigned to the bonds by S&P's fall below BBB+, the bonds would be convertible into ordinary shares at 5.9467 ordinary shares per CARZ and 5.277 ordinary shares per LYONs. The rating assigned to the bonds at the time of issue was A+. Some corporate transactions, such as a change of control of the Company, would give the bondholders the right to require the Company to repurchase the bonds at the accreted value of the bonds at that time.

The bonds become immediately due if an event of default occurs and 25% or more of the bondholders demand repayment of the accreted value at the time of such event. Such an event of default would include failure to pay amounts due on the notes, an event of default occurring under the Company's other credit facilities, or certain other events such as bankruptcy or insolvency of the Company. Further descriptions of the events of default are contained in the indentures and consequences to the Company are described under "Cross Default and Other Provisions in Debt Documents".

The bonds are also callable as the Company has the right to redeem the bonds for cash, in full or in part, at their accreted value at any time after May 23, 2004, in the case of the CARZ, and September 7, 2004, in the case of the LYONs.

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal value ascribed to the puts, as the contingent events of these features are considered unlikely to occur or to the interest rate adjustment feature due to the current trading value of the bonds. Due to the contingent nature of the conversion features of these debt securities, there is no impact on fully diluted earnings (loss) per ordinary share at this time.

Cross-Default and Other Provisions in Debt Documents

The following describes certain terms of the documents referred to below. All documents referred to below have been filed with the SEC and should be referred to for an assessment of the complete contractual obligations of the Company.

In general, all of the Company's bank facilities, indentures and other documents relating to the Company's outstanding indebtedness, including the Credit Facilities discussed above (collectively, the "Company's Debt Documents"), as described above, contain cross default provisions to each other and the Company's Debt Documents (other than the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures) contain affirmative covenants. These covenants provide for, among other things, minimum required ratings of the Company's insurance and reinsurance operating subsidiaries (other than its AAA financial guaranty companies) and the level of secured indebtedness in the future. In addition, generally each of the Company's Debt Documents provide for an event of default in the event of a change of control of the Company or some events involving bankruptcy, insolvency or reorganization of the Company. The Company's credit facilities and the 6.58% Guaranteed Senior Notes also contain minimum consolidated net worth covenants.

Under the Company's 364-day facility and ten-year private placement notes described above, in the event that the Company fails to maintain a claims paying rating of at least A from A.M. Best or the Company's insurance and reinsurance rated operating subsidiaries (other than its AAA financial guaranty companies) fail to maintain a rating of at least A from S&P, an event of default would occur.

Each of the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures contains a cross default provision. In general, in the event that the Company defaults in the payment of indebtedness in the amount of $50.0 million or more, an event of default would be triggered under both the LYONs and 6.5% Guaranteed Senior Notes indentures. Under the CARZ indenture, in the event that the Company defaults in the payment of indebtedness in the amount of $100 million or more, an event of default would be triggered.

Given that all of the Company's Debt Documents contain cross default provisions, this may result in all holders declaring such debt due and payable and an acceleration of all debt due under those documents. If this were to occur, the Company may not have funds sufficient at that time to repay any or all of such indebtedness.

In addition, the Company's unsecured Lloyd's letter of credit facility provides that, in the event that the Company's insurance and reinsurance rated operating subsidiaries fall below A (as generally measured by the lower of the financial strength rating from A.M. Best or S&P at any time), the facility would then be required to be fully secured by the Company, at which time the Company would be required to either (i) provide an amount in cash to cover an amount equal to the aggregate letters of credit outstanding at that time or (ii) deposit assets in trust securing 105% of the aggregate letters of credit outstanding at that time. If this were to occur, the Company may not be able to provide the collateral required in order to maintain this facility.

Long Term Contractual Obligations

The following table presents the Company's long term contractual obligations and related payments as at December 31, 2002, due by period. This table excludes further commitments of $224.1 million to the Company's alternate investment managers, related investment funds, certain limited partnerships, insurance affiliates, collateralized debt/equity investments and letter of credit facilities of $2.7 million. See Item 8, Note 14 and Note 18 to the Consolidated Financial Statements for further information.

(U.S. dollars in thousands):

Contractual Obligations	Payments due by period Total	Less than 1 year	1- less than 3 years	3- less than 5 years	More than 5 years
Long-term debt obligations (1)	$ 2,477,184	$ —	$ 100,000	$ —	$ 2,377,184
Operating lease obligations	268,951	28,141	50,924	43,996	145,890
Total	$ 2,746,135	$ 28,141	$ 150,924	$ 43,996	$ 2,523,074

(1) The long term debt obligations include the ultimate redemption values on the CARZ and LYONs up to 2021 and therefore the total obligation amount is greater than the current notes payable and debt outstanding at December 31, 2002.

See Item 8, Note 14 and Note 18 to the Consolidated Financial Statements for further information.

Variable Interest Entities and Other Off-Balance Sheet Arrangements

The Company utilizes variable interest entities both indirectly and directly in the ordinary course of the Company's business. At the transactional level, the Company provides various forms of credit enhancement including financial guaranty insurance and reinsurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and structured single risk based obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through variable interest entities. In synthetic transactions the Company guarantees payment obligations of counterparties including special purpose vehicles under credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance or enters into a credit default swap in respect of the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

In February 2003, the Company entered into an aggregate of $300.0 million of commercial paper-based credit facilities (the "Credit Facilities") and expects to increase these facilities to $500.0 million later in 2003. The proceeds of advances under the Credit Facilities were used to fund a trust account ("Trust") to collateralize the reinsurance obligations of the Company under an intercompany quota share reinsurance agreement. The issued securities and the Company's repayment obligations will be recorded as a net balance on the Company's balance sheet because the Company has a contractual legal right of offset. In the event that in the future the Company were to not have the right to offset such assets (as, for example, would be the case if the assets in the Trust were withdrawn in order to satisfy the Company's reinsurance obligations or if lender-issued securities could not be held in the Trust because they did not qualify as permitted assets under the trust agreement), then all or a portion of the assets in the Trust and the Company's repayment obligations under the Credit Facilities would be required to be included as assets and liabilities on a gross basis, respectively, on the Company's balance sheet. See also "Financial Condition and Liquidity" for more details regarding this off balance sheet collateral arrangement.

The Company may be required to consolidate up to $2.4 billion of assets and liabilities (commencing in the third quarter of 2003) relating to the following variable interest entities due to the level of variable interest retained by the Company and its related parties. Management is assessing alternatives with regards to restructuring these entities in order to mitigate this result and any impact on its financial covenants.

The Company has an investment in an asset backed commercial paper conduit that invests funds provided through a commercial paper and a Euro Medium Term Note program. The assets of this company are guaranteed by an unrelated third party, subject to a $25.0 million deductible. The Company has invested in a $30.0 million subordinate note which is the Company's maximum exposure to loss as a result of its involvement with this variable interest entity. The Company could experience a loss in the event that the assets of the underlying commercial paper conduit do not perform as expected. The investment company has assets and liabilities of approximately $950.0 million at December 31, 2002 and 2001.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands of which the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $715.0 million as at December 31, 2002. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity is $544.1 million as of December 31, 2002. The Company could experience a loss in the event that the underlying assets do not perform as expected.

The Company has a residual interest in an asset backed securities collateralized bond obligation ("CBO"). The CBO had assets of $304.9 million and liabilities of $289.4 million as of December 31, 2002. Through the Company's investment in the CBO's preferred shares, the Company's maximum exposure to loss as a result of its investment in this variable interest entity was $3.3 million as of December 31, 2002. The Company also has indirect exposure to loss through its investment in affiliates. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

The Company has an investment in the junior notes of a collateralized debt obligation ("CDO"). The Company also issued financial guaranties for the senior notes of the CDO. As of December 31, 2002, the CDO had assets of $452.7 million and liabilities of $395.6 million and the Company's maximum exposure to loss as a result of its financial guaranties and investment in this variable interest entity was approximately $425.0 million. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

Recent Accounting Pronouncements

See Item 8, Note 2(s) to the Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Current Outlook

The worldwide property and casualty insurance and reinsurance industry is highly competitive. The Company generally competes on the basis of financial strength, coverage terms, claims paying rating and reputation, price and customer service. The markets for the Company's insurance and reinsurance products are characterized by strong and, at times, intense price competition. Although most of the property and casualty markets in which the Company operates have seen substantial improvements in pricing and policy terms and conditions in 2002, asset defaults and devaluations as well as adverse reserve development have caused erosion of the balance sheets of many global insurers and reinsurers. This has led to downgrades for some of the strongest reinsurers and outright market withdrawals by others. This reduction in the capital supply has contributed to price increases coupled with coverage restrictions and has led to the entrance of new capital in the form of new companies, risk securitization and alternative carriers. The Company believes that competitive forces will continue to be present in the industry. Some of the Company's competitors possess significantly greater financial and other resources than the Company.

The Company believes that premium rate increases and favorable terms and conditions will remain for the near term for most lines of property and casualty business that the Company writes. This is based on a number of factors, including continued large loss activity in the insurance industry; reduced capacity for major insurers and reinsurers due to the decline in the world equity markets and lower interest rates; legacy losses such as asbestos that continue to affect the industry; and rating agency downgrades of competitors. In addition, the Company believes that its global presence and current AA financial strength rating from S&P for its property and casualty subsidiaries gives the Company a competitive advantage.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 ("PSLRA") provides a "safe harbor" for forward-looking statements. Any prospectus, prospectus supplement, the Company's Annual Report to ordinary shareholders, any proxy statement, any other Form 10-K, Form 10-Q or Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. Such statements include forward-looking statements both with respect to the Company in general, and to the insurance, reinsurance and financial products and services sectors in particular (both as to underwriting and investment matters). Statements which include the words "expect", "intend", "plan", "believe", "project", "anticipate", "will", and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the PSLRA or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. The Company believes that these factors include, but are not limited to, the following: (i) rate increases and improvements in terms and conditions may not be as large or significant as the Company is currently projecting; (ii) the timely and full recoverability of reinsurance placed by the Company with third parties, or other amounts due to the Company, including, without limitation, amounts due to the Company from the Seller in connection with the Company's acquisition of Winterthur International; (iii) the projected amount of ceded reinsurance recoverables and the ratings and creditworthiness of reinsurers may change; (iv) the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by the Company; (v) ineffectiveness or obsolescence of the Company's business strategy due to changes in current or future market conditions; (vi) increased competition on the basis of pricing, capacity, coverage terms or other factors; (vii) greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than the Company's underwriting, reserving or investment practices anticipate based on historical experience or industry data; (viii) developments in the world's financial and capital markets which adversely affect the performance of the Company's investments and the Company's access to such markets; (ix) the potential impact on the Company from government-mandated insurance coverage for acts of terrorism; (x) the potential impact of off-balance sheet arrangements on the Company; (xi) developments in bankruptcy proceedings or other developments related to bankruptcies of companies insofar as they affect property and casualty insurance and reinsurance coverages or claims that the Company may have as a counterparty; (xii) availability of borrowings and letters of credit under the Company's credit facilities; (xiii) changes in regulation or tax laws applicable to the Company or its subsidiaries, brokers or customers; (xiv) acceptance of the Company's products and services, including new products and services; (xv) changes in the availability, cost or quality of reinsurance; (xvi) changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; (xvii) loss of key personnel; (xviii) the effects of mergers, acquisitions and divestitures; (xix) changes in rating agency policies or practices; (xx) changes in accounting policies or practices or the application thereof; (xxi) legislative or regulatory developments; (xxii) changes in general economic conditions, including inflation, foreign currency exchange rates and other factors; (xxiii) the effects of business disruption or economic contraction due to war, terrorism or other hostilities; and (xxiv) the other factors set forth in the Company's other documents on file with the SEC. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company enters into derivatives and other financial instruments primarily for risk management purposes. The Company's derivative transactions can expose the company to credit default swap risk, weather and energy risk, investment market risk, and foreign currency exchange rate risk. The Company attempts to manage these risks based on guidelines established by senior management. Derivative instruments are carried at fair value with the resulting changes in fair value recognized in income in the period in which they occur.

The following risk management discussion and the estimated amounts generated from the sensitivity and value-at-risk ("VaR") analyses presented in this document are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to, among other things, actual developments in the global financial markets. The results of analysis used by the Company to assess and mitigate risk should not be considered projections of future events of losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cautionary Note Regarding Forward-Looking Statements."

Credit Default Swap Risk

The Company enters into swaps written under ISDA forms in its insurance and financial products and services segments as an extension of its financial guaranty business. The fair value is determined using models developed by the Company and is dependent upon a number of factors, including changes in interest rates, future default rates, changes in credit quality, future expected recovery rates and other market factors. Other elements of the change in fair value are based upon pricing established at the inception of the contract. A change in the interest, default and recovery rate assumptions would cause the fair value associated with credit default swaps to decrease as follows:

(U.S. dollars in thousands)

Assumptions	% Change	Decrease in Fair Value
Interest rate	1% decrease	$2,447
Default rate	10% increase	$5,797
Recovery rate	10% decrease	$5,720

Weather and Energy Risk

The Company offers weather and energy risk management products in insurance or derivative form to end-users, while managing the risks in the over-the-counter and exchange traded derivatives markets. In addition to entering into transactions with end-users, (which represents the majority of the Company's weather and energy derivative transactions) the Company also maintains a smaller weather and energy derivatives trading portfolio. As of the year ended December 31, 2002, a majority of the Company's outstanding weather transactions were due to mature on or before December 31, 2003.

During 2002, the Company initiated a limited trading portfolio of listed natural gas futures and options and over-the-counter contracts with similar terms to support its anticipated offering of energy risk management products to end-users in 2003.

Fair values for the Company's natural gas contracts are determined through the use of quoted market prices. As quoted market prices are not widely available in the weather derivative market, management uses available market data and internal pricing models based upon consistent statistical methodologies to estimate fair values. Estimating fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, realized and forecasted weather conditions, changes in interest rates and other market factors.

The following table summarizes the movement in the fair value of contracts outstanding during the year ended December 31, 2002:

(U.S. dollars in thousands)

	Unrealized gain (loss)
Fair value of contacts outstanding, beginning of the year	$ (1,104)
Contracts realized or otherwise settled	(4,891)
Fair value of new contracts	(2,375)
Other changes in fair value	2,346
Fair value of contracts outstanding, end of year	$ (6,024)

The following table summarizes the maturity of contracts outstanding at December 31, 2002:

(U.S. dollars in thousands)

Source of Fair Value	Less than 1 Year	1-3 Years	4-5 Years	Greater than 5 Years	Total Fair Value
Prices actively quoted	$ (14,321)	$ (578)	$ —	$ —	$ (14,899)
Prices based on models and other valuation methods	(2,900)	6,092	4,316	1,367	8,875
Total fair value of contracts outstanding	$ (17,221)	$ 5,514	$ 4,316	$ 1,367	$ (6,024)

Market Risk

Market risk for the Company's commodity portfolio relates to changes in underlying weather conditions (i.e., changes in climatic variables such as temperature and precipitation) and to a lesser extent, natural gas prices. The Company has underwritten risks in Asia, Australia, Europe, and North America, with its primary market risk reflected in temperature changes within the United States and Europe.

The Company manages its weather risk portfolio through the employment of a variety of strategies. These include geographical and directional diversification of risk exposures and direct hedging within the capital and reinsurance markets. Risk management is undertaken on a portfolio-wide basis, to maintain a portfolio that the Company believes is well diversified and which remains within the aggregate risk tolerance established by the Company's senior management.

Value-At-Risk

A statistical technique known as VaR is one of the tools used by management to measure, monitor and review the market risk exposures of the Company's weather risk and natural gas portfolios. VaR, as it relates to commodity risk, is at the 99% confidence level.

The Company estimates VaR based on the historical simulation of each of the seasonal books into which weather transactions are segregated. Currently, the Company's VaR calculation does not exceed $60 million in any one season. The Company's high, low and average aggregate seasonal VaR amounts assumed over all future seasons during 2002 were $201.3 million, $25.8 million and $102.7 million, respectively. The Company's high, low and average aggregate seasonal VaR amounts during 2001 were $48.6 million, $4.7 million and $30.1 million, respectively. The summation of all future seasons equals the aggregate portfolio VaR, although this is not a statistic utilized by management because current weather events and patterns are generally independent of, and have an immaterial effect on, expectations for future seasons (and once a season ends, the associated VaR is zero for the remainder of the fiscal year). Therefore, the Company could reduce or eliminate its VaR on future seasons by selling its positions prior to the beginning of a season.

Since VaR statistics are estimates based on simulations of historical market data, VaR should not be viewed as an absolute, prognostic measurement gauge of future financial performance or as a way for the Company to predict risk. There can be no assurance that the Company's actual future losses will not exceed its VaR amounts. The Company also maintains VaR limits set by management for natural gas contracts, that had a daily VaR limit of $3.5 million during 2002.

Credit Risk

The Company is exposed to credit risk, or the risk that counterparties to weather and energy transactions will fail to perform their contractual obligations leading to possible losses. In order to control its risk exposures, the Company has implemented a credit risk control framework centered on a management credit committee, credit policies and credit limits developed, enhanced and maintained by a credit officer and a credit committee comprised of senior management. All credit-sensitive transactions are reviewed and approved by the Company's risk management personnel and/or credit committee and exposures are reviewed with respect to authorized credit limits before the Company enters into weather derivative transactions. To address counterparty risk concerns and to support credit exposures in certain cases, the Company may require that a counterparty provide a guaranty or a letter of credit or post margin or collateral. The Company monitors its credit exposures on a daily basis to ensure adherence to all policies and limits.

Operational Risk

Operational risk refers to the risk of loss resulting from the Company's weather and energy risk trading operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in the Company's operating systems, and inadequacies or breaches in the Company's control procedures and processes. The Company relies on the ability of its employees and systems to process its transactions, but in the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer, among other things, financial loss, regulatory sanctions, reputation damage or other material adverse consequences.

In order to mitigate and control its operational risk, the Company has developed and continues to enhance and audit specific policies and procedures that are designed to identify and manage operational risk at appropriate levels. For example, the Company has implemented procedures that require that all transactions are accurately recorded and properly reflected in the Company's books and records, including reconciliation of trade entry and confirmation and regular crosschecks with counterparties. Critical IT systems are backed up on a daily basis. The Company also uses periodic self-assessments and internal audit reviews as a further check on operational risk. Moreover, trading position valuations and other trading processes and procedures are subject to periodic review.

Legal Risk

Legal risk is largely comprised of the risk that a derivative transaction will not be properly documented or executed. Proper documentation is critical to assure not only that a counterparty has the authority to enter into the transaction, but also that the transaction is enforceable as negotiated between parties and among other items, are excluded from preferential transfer provisions in the event of counterparty insolvency. As a result, the Company obtains an executed International Swap Dealers Association, Inc. ("ISDA") Master Agreement or a form of confirmation which incorporates by reference the ISDA Master Agreement and certain elective provisions of the Schedule.

The ISDA Master Agreement Schedule adopted and periodically enhanced by the Company incorporates, among other provisions, the following contractual protections: the netting of transactions between the Company and the counterparty; a right of set-off for the Company; a representations and warranties provision; and a customized event of default and termination section (typically based upon credit ratings downgrades identified by the Company's risk management department). Further contractual protections and legal documentation may be required when the Company enters into a derivative transaction with a non-U.S. counterparty.

The Company seeks to identify, assess, monitor and manage its market, credit, operational and legal risks in accordance with defined policies and procedures. The Company's senior management takes an active role in the risk management process and has developed and implemented policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of the various risks within the business. Due to the changing nature of the global marketplace, the Company's risk management policies, procedures and methodologies are constantly evolving and are subject to ongoing review and modification. Market, credit, operational, legal and other risks are inherent in the Company's weather risk management business and cannot be wholly eliminated despite the Company's risk management policies, procedures and methodologies.

The Company anticipates that further regulation of weather and energy derivative contracts is reasonably likely to occur based upon recent events and failures in the energy market. Based upon the evolving regulatory developments in energy trading, the Company will continue to monitor and enhance its market, credit, operational and legal procedures and processes to comply with future regulation.

Investment Market Risk

The Company's investment portfolio is managed by external investment professionals under the direction of the Company's management and in accordance with detailed investment guidelines provided and monitored by the Company on a frequent basis. Managers are selected directly by the Company on the basis of various criteria, including investment style, track record, performance, internal controls, operational risk, and diversification implications. The vast majority of the Company's investment portfolio is managed by well established, large institutional investment professionals.

The Company's investment portfolio consists of exposures to fixed income securities, equities, alternative investments, derivatives, business and other investments, and cash. These securities and investments are denominated in both U.S. dollar and foreign currencies.

Through the structure of the Company's investment portfolio, the Company's earnings are directly affected by changes in the valuations of the securities and investments held in the investment portfolio. These valuation changes reflect changes in interest rates (e.g. changes in the level, slope and curvature of the yield curves, volatility of interest rates, mortgage prepayment speeds and credit spreads), credit quality, equity prices (e.g. changes in prices and volatilities of individual securities, equity baskets and equity indices) and foreign currency exchange rates (e.g. changes in spot prices, forward prices and volatilities of currency rates). Market risk therefore arises due to the uncertainty surrounding the future valuations of these different assets, the factors that impact their values and the impact that this could have on the Company's earnings.

The Company seeks to manage the risks of the investment portfolio through a combination of asset class, country, industry and security level diversification and investment manager allocations. Further, individual security and issuer exposures are controlled and monitored at the investment portfolio level, via specific investment constraints outlined in investment guidelines and agreed with the external investment professionals. Additional constraints are agreed with the external investment professionals which may address exposures to eligible securities, prohibited investments/transactions, credit quality and general concentrations limits.

The Company's direct use of investment derivatives includes futures, forwards, swaps and option contracts that derive their value from underlying assets, indices, references rates or a combination of these factors. When investment guidelines allow for the use of derivatives, these can generally only be used for the purposes of managing interest rate risk, foreign exchange risk and credit risk, provided the use of such instruments is incorporated in the overall portfolio duration, spread, convexity and other relevant portfolio metrics. The direct use of derivatives is not permitted to economically leverage the portfolio outside of the stated guidelines. Derivatives may also be used to add value to the investment portfolio where market inefficiencies are perceived to exist, to utilize cash holdings to purchase equity indexed derivatives and to adjust the duration of a portfolio of fixed income securities to match the duration of related deposit liabilities.

Investment Value-At-Risk

Central to the Company's market risk management framework is Value at Risk (VaR). VaR is a statistical risk measure, calculating the level of potential losses that could be expected to be exceeded, over a specified holding period and at a given level of confidence, in normal market conditions, due to adverse movements in the investment portfolio's underlying securities and investments valuations.

The Company calculates the VaR of the investment portfolio using a 1-month time horizon and a 95% level of confidence. This means that, on average, the Company could expect losses greater than predicted by the VaR results 5% of the time, or once every 20 months. The calculation of VaR is performed monthly using a full valuation based on the Monte Carlo approach and it is expressed both in terms of U.S. dollars and as a percentage of the Company's investment portfolio.

The modeling of the risk of any portfolio, as measured by VaR, involves a number of assumptions and approximations. While the Company believes that its assumptions and approximations are appropriate, there is no uniform industry methodology for calculating VaR. The Company notes that different VaR results can be produced for the same portfolio dependent, not only on the approach used but also on the assumptions employed when implementing the approach. However, in order to maintain meaningful and comparable VaR results over time, the Company has maintained the same assumptions and approximations in its methodology over the period.

The VaR approach uses historical data to determine the sensitivity of each of the underlying securities to the risk factors incorporated into the models that are employed in the Monte Carlo simulations. In calculating these sensitivities, greater importance is placed on the more recent data points and information. Since the VaR approach is based on historical positions and market data, VaR results should not be viewed as an absolute and predictive gauge of future financial performance or as a way for the Company to predict risk. There is no assurance that the Company's actual future losses will not exceed its VaR and the Company expects that 5% of the time the VaR will be exceeded. Additionally, the Company acknowledges the fact that risks associated with abnormal market events can be significantly different from the VaR results and these are by definition not reflected or assessed in the VaR analysis.

The VaR of the investment portfolio at December 31, 2002 was approximately $236.0 million. The VaR of all investment related derivatives excluding investments in affiliates and other investments was $6.0 million.

In instances where the data or time series is insufficient to determine the risk factor sensitivities, the VaR approach uses proxy time series data available for similar instruments. As at December 31, 2002, approximately $5.2 billion (28% of the Company's investment portfolio at market value) was proxied. Approximately $1.4 billion related to various fixed income portfolios, $1.3 billion to alternative investments and $780.0 million to various cash portfolios. Also there were 91 ($28.5 million) holdings not proxied and excluded from the VaR calculations because they could not be easily proxied because they could not be modeled. The Company reviews the proxies to ensure that an appropriate data and time series is being used in the calculations and that the proxies used are conservative.

The following two tables show the Company's average, minimum and maximum VaR in percentage and dollar terms for the total investment portfolio during 2002, based upon the VaR at quarter end dates. They also include the Company's VaR in percentage and dollar terms for the total investment portfolio as at December 31, 2002. The Company's investment portfolio VaR as at December 31, 2002 is not necessarily indicative of future VaR levels.

	Average VaR % VaR[1]	Minimum VaR % VaR[1]	Maximum VaR % VaR[1]	At December 31, 2002 % VaR[1]
Cash Equivalents.........	0.01%	(0.01)%	0.04%	0.04%
Derivatives..................	0.04%	0.03%	0.05%	0.03%
Equity.........................	0.30%	0.25%	0.35%	0.30%
Fixed Income...............	1.68%	1.29%	2.09%	1.60%
Alternatives [2]	0.30%	0.20%	0.41%	0.35%
Business and Other Investments................	0.19%	0.15%	0.22%	0.20%
Total Undiversified VaR[3]..........................	2.52%	1.91%	3.16%	2.52%
Diversification VaR[4].....	(1.04)%	NA	NA	(1.28)%
Total Investment Portfolio VaR[5]...........	**1.48%**	**1.21%**	**1.78%**	**1.24%**

(U.S dollars in millions):

	Average VaR during 2002 $VaR[6]	Minimum VaR during 2002 $VaR[6]	Maximum VaR during 2002 $VaR[6]	VaR as at December 31, 2002 $VaR[6]
Total Investment Portfolio VaR[5]	**240**	**177**	**294**	**236**

(1) Based on a 95% confidence level with a one month holding period and expressed as a percentage of the total investment portfolio.

(2) The majority of the Company's alternative investment portfolio is accounted for as equity in affiliates. However, for purposes of monitoring and tracking the Company's total investment market risk, the total alternative investment portfolio is included in these calculations. The alternative investment portfolio is principally proxied to the public equity markets and fixed income markets in these VaR calculations. The actual annualized volatility of the Company's alternatives portfolio during 2002 was 2.4% versus approximately 21% for the public equity markets and approximately 4% for the fixed income markets, as proxied by the S&P500 Index and Lehman Aggregate Bond Index, respectively.

(3) Total undiversified VaR is the summation of the individual VaRs for each of the separate asset classes and by construction ignores any and all correlations between the different asset classes. The total undiversified VaR therefore ignores diversification benefits that exist in between these different asset classes.

(4) Diversification VaR equals the difference between the investment portfolio's total portfolio VaR and the total undiversified VaR. As the former explicitly accounts for the correlations and diversification benefits that exist between the actual asset classes and the latter explicitly does not, the difference in the two VaR results must be due to the 'diversification benefits'. These diversification benefits arise due to the risk reduction that occurs when different assets, that are not perfectly correlated, are combined in a portfolio. It will vary over time dependent on: allocations changes; changes in the correlations between the different asset classes; and changes in the general asset class risks. The NA reflects the fact that since the minimum and maximum VaR for the six different asset class portfolios do not refer to the same point in time and therefore it is not meaningful to calculate the diversification VaR.

(5) Total investment portfolio VaR is the Company's investment portfolio VaR based on the prescribed methodology that explicitly accounts for the diversification benefits that occur when each of the allocations to the individual asset classes are included in the investment portfolio.

(6) Based on a 95% confidence level with a one month holding period, expressed in millions of US$ Dollars.

The Company's total investment portfolio VaR is driven by: the size of the overall investment portfolio; the size of the allocations to the different asset classes and securities in the asset classes; the risks associated with each of the asset classes and securities; and the correlations and diversification benefits between each of the asset classes and securities. Changes in any of these variables will have a direct impact on the Company's VaR.

The Company's total undiversified VaR, which ignores any correlation and diversification benefits, at December 31, 2002 was 2.52% compared to a maximum of 3.13% and a minimum of 1.98%. The Company's average diversification VaR during 2002 resulted in an average reduction of the Company's total undiversified VaR of 1.04% and as at December 31, 2002 was 1.28%.

The Company's total investment portfolio VaR was on average 1.48% during 2002 and as at December 31· 2002, was 1.24%. The Company's maximum and minimum total investment portfolio VaR during 2002 were 1.78% and 1.21%, respectively. The Company's largest VaR exposure during 2002 was to fixed income. The average VaR for fixed income was 1.68%, compared to a maximum of 2.0% and a minimum of 1.29%. As at December 31, 2002, the fixed income VaR was 1.60%.

At December 31 2002, the ranking for the Company's asset class risk, based on the individual asset class VaRs, was: fixed income; alternative investments; equity; business and other investments; cash equivalents and derivatives.

Stress Testing

VaR does not provide the means to estimate the magnitude of the loss in the 5% of occurrences that the Company expects the VaR level to be exceeded. To complement the VaR analysis based on normal market environments, the Company considers the impact on the investment portfolio in several different historical stress periods to analyze the effect of unusual market conditions. The Company establishes certain historical stress test scenarios which are applied to the actual investment portfolio. As these stress tests and estimated gains and losses are based on historical events, they will not necessarily reflect future stress events or gains and losses from such events. The results of the stress test scenarios are reviewed on a regular basis to ensure they reflect current shareholders equity, market conditions and the Company's total risk profile.

The table below shows the maximum impact on the Company's investment portfolio if all events stress tested were to repeat themselves, given the actual investment portfolio's allocations at quarter end dates during 2002. The Company assumes that no action is taken during the stress period to either liquidate or rebalance the portfolio. The Company believes that this fairly reflects the potential decreased liquidity that is often associated with stressed market environments.

Stress Test	As at March 31, 2002	As at June 30, 2002	As at September 30, 2002	As at December 31, 2002
Maximum loss impact on portfolio	(7.6)%	(5.4)%	(4.3)%	(4.7)%
Maximum gain impact on portfolio	21.4%	21.4%	13.9%	14.9%

From the different scenarios that the Company analyzes, the largest downside event risk exposure during 2002 was 7.6%, based on the investment portfolio as at March 31, 2002. The largest upside risk exposure during 2002 was 21.4% as at March 31 and June 30, 2002.

Given the investment portfolio allocations as at December, 31 2002, the Company would expect to lose approximately 4.7% of the portfolio if the most damaging event stress tested was repeated, all other things held equal. Given the investment portfolio allocations as at 31 December 2002, the Company would expect to gain approximately 14.9% of the portfolio if the most favorable event stress tested was repeated, all other things held equal.

Investment Credit Risk

The Company is exposed to credit risk through its portfolio of debt securities which has historically been a significant exposure in the investment portfolio.

The Company controls credit risk in the investment portfolio through the credit research performed by the external investment professionals and limitations on the investment portfolio's exposure to individual credits, as set by the Company. Limits are set for each credit rating and are a function of the probability of default and the expected loss in the event of default. Limits ensure that losses from individual defaults should not exceed predetermined levels.

The Company reviews on a regular basis its corporate debt concentration, credit quality and compliance with credit limits. Any obligor over its credit limits or experiencing material credit quality deterioration is placed on a Watch List for closer monitoring. Where appropriate, holdings will be reduced.

As at December 31, 2002, the average credit quality of the Company's total fixed income portfolio, which includes fixed maturities, short term investments, cash and cash equivalents and net payable for investments purchased, was AA.

The Company's total fixed income portfolio credit quality breakdown as at December 31, 2002 is shown in the following table .

Rating	Percentage of Total Fixed Income Exposure[1]
AAA	59.8%
AA	12.2%
A	14.7%
BBB	8.0%
BB and Below	5.3%

(1) Portfolio includes fixed maturities, short term investments, cash and cash equivalents and net payable for investments purchased.

Individual corporate holdings in the portfolio are diversified, exceeding 900 separate issuer exposures. As at December 31, 2002, the top 10 corporate exposures represented approximately 5.1% of the total fixed income portfolio (excluding operating cash balances) and approximately 14% of the corporate holdings. The top 10 corporate holdings listed below utilizes a conservative approach to aggregation as it includes unsecured as well as securitized, credit enhanced and collateralized securities issued by parent companies and their affiliates.

Top 10 Corporate Exposures[(1)]	Percentage of Total Fixed Income Exposure
JPMorgan Chase	0.73%
Citigroup	0.72%
Ford	0.69%
General Electric	0.61%
Credit Suisse Group	0.57%
Daimler Chrysler	0.47%
Morgan Stanley Dean Witter	0.35%
Verizon	0.34%
Comcast Corp.	0.33%
Bank One	0.33%

(1) Corporate exposures include parent and affiliated companies that issue fixed income securities. In some cases a portion of the market value may be invested in bonds that are securitized or have sufficient credit enhancement that provides a long-term credit rating that is higher than the rating of the unsecured debt of the parent company.

Interest Rate and Equity Price Risk

The Company believes that VaR is an appropriate indicator of the risk of the portfolio, however an immediate 100 basis point adverse shift in global treasury government bond curves would result in a decrease in total return of 5.2% or $754.0 million in the Company's fixed income portfolio as of December 31, 2002. It is unlikely that all global yield curves would shift at the same time. In evaluating the impact of price changes in the equity portfolio, a 10% change in equity prices would affect total return by approximately $57.0 million at December 31, 2002.

At December 31, 2002, bond and stock index futures outstanding were $263.5 million with underlying investments having a market value of $831.9 million. Losses of $1.1 million were realized on these contracts for the year ended December 31, 2002. A 10% appreciation or depreciation of these derivative instruments would have resulted in realized gains and realized losses of $26.3 million respectively. The Company reduces its exposure to these futures through offsetting transactions, including options and forwards.

In addition, the Company has short-term debt and long-term debt outstanding. Interest rates on short-term debt are LIBOR based. Accordingly, any changes in interest rates will affect interest expense.

Foreign Currency Exchange Risk

The Company uses foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on the value of certain of its foreign currency fixed maturities and equity investments. These contracts are not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on these contracts are recorded in income in the period in which they occur. These contracts generally have maturities of three months or less. At December 31, 2002, forward foreign exchange contracts with notional principal amounts totaling $30.2 million were outstanding. The fair value of these contracts as at December 31, 2002 was $28.6 million with unrealized losses of $1.6 million. For the year ended December 31, 2002, realized losses of $3.4 million and unrealized losses of $0.8 million were recorded in net realized and unrealized gains and losses on derivative instruments. Based on this value, a 10% appreciation or depreciation of the U.S. dollar as compared to the level of other currencies under contract at December 31, 2002 would have resulted in approximately $6.3 million of unrealized losses and $1.7 million in unrealized gains, respectively.

Credit Risk

The Company is exposed to credit risk in the event of non-performance by the other parties to the forward contracts, however the Company does not anticipate non-performance. The difference between the notional principal amounts and the associated market value is the Company's maximum credit exposure.

Embedded Debt Derivatives

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal fair value ascribed to (i) the puts, as the contingent events of these features are considered unlikely to occur or (ii) the interest rate adjustment feature due to the current trading value of the bonds.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XL CAPITAL LTD
CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001
(U.S. dollars in thousands, except share amounts)

ASSETS

	2002	2001
Investments:		
Fixed maturities at fair value (amortized cost: 2002, $14,118,527; 2001, $10,945,568)	$ 14,482,647	$10,831,927
Equity securities, at fair value (cost: 2002, $661,377; 2001, $575,090)	575,010	547,805
Short-term investments, at fair value (amortized cost: 2002, $1,001,179; 2001, $1,050,015)	1,002,076	1,050,113
Total investments available for sale	16,059,733	12,429,845
Investments in affiliates	1,750,005	1,113,344
Other investments	146,061	197,528
Total investments	17,955,799	13,740,717
Cash and cash equivalents	3,557,815	1,863,861
Accrued investment income	226,862	180,305
Deferred acquisition costs	688,281	394,258
Prepaid reinsurance premiums	957,036	846,081
Premiums receivable	3,592,713	2,182,348
Reinsurance balances receivable	1,239,970	1,646,306
Unpaid losses and loss expenses recoverable	5,012,655	4,633,693
Intangible assets	1,653,700	1,616,943
Deferred tax asset, net	320,624	419,222
Other assets	441,914	439,282
Total assets	$ 35,647,369	$27,963,016

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities:		
Unpaid losses and loss expenses	$ 13,202,736	$11,806,745
Deposit liabilities	2,373,047	1,213,202
Future policy benefit reserves	2,516,949	1,160,962
Unearned premiums	4,028,299	2,636,428
Notes payable and debt	1,877,957	1,604,877
Reinsurance balances payable	1,924,150	1,672,122
Net payable for investments purchased	1,546,276	1,247,027
Other liabilities	1,551,443	1,135,939
Minority interest	56,923	48,530
Total liabilities	$ 29,077,780	$22,525,832

Commitments and Contingencies

XL CAPITAL LTD
CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2002 AND 2001
(U.S. dollars in thousands, except share amounts)

	2002	2001
Shareholders' Equity:		
Series A preference ordinary shares, 9,200,000 authorized, par value $0.01 Issued and outstanding: (2002, 9,200,000; 2001, nil)	$ 92	$ —
Series B preference ordinary shares, 11,500,000 authorized, par value $0.01 Issued and outstanding: (2002, 11,500,000 ; 2001, nil)	115	—
Class A ordinary shares, 999,990,000 authorized, par value $0.01 Issued and outstanding: (2002, 136,063,184; 2001, 134,734,491)	1,360	1,347
Contributed surplus	3,979,979	3,378,549
Accumulated other comprehensive income (loss)	184,814	(213,013)
Deferred compensation	(31,282)	(27,177)
Retained earnings	2,434,511	2,297,478
Total shareholders' equity	$ 6,569,589	$ 5,437,184
Total liabilities and shareholders' equity	$ 35,647,369	$27,963,016

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands, except per share amounts)

	2002	2001	2000
Revenues:			
Net premiums earned—general operations	$ 4,966,818	$ 2,767,533	$2,035,240
Net premiums earned—life operations	1,022,992	695,595	—
Net investment income	734,535	610,528	580,946
Net realized (losses) gains on investments	(214,160)	(93,237)	45,090
Net realized and unrealized (losses) gains on derivative instruments	(51,761)	11,768	21,405
Equity in net income of investment affiliates	64,662	80,580	70,032
Fee income and other	54,963	18,247	(1,131)
Total revenues	$ 6,578,049	$ 4,091,014	$2,751,582
Expenses:			
Net losses and loss expenses incurred—general operations	$ 3,327,315	$ 2,905,231	$1,432,559
Claims and policy benefits—life operations	1,069,456	698,675	—
Acquisition costs	955,331	639,046	485,796
Operating expenses	674,403	422,673	316,892
Exchange (gains) losses	(80,294)	12,184	(59,621)
Interest expense	168,086	113,272	70,593
Amortization of intangible assets	6,187	58,569	58,597
Total expenses	$ 6,120,484	$ 4,849,650	$2,304,816
Income (loss) before minority interest, income tax and equity in net income of insurance and operating affiliates	$ 457,565	$ (758,636)	$ 446,766
Minority interest in net income of subsidiary	13,371	2,113	1,093
Income tax expense (benefit)	22,647	(189,914)	(56,356)
Equity in net loss (income) of insurance and operating affiliates	15,976	5,300	(4,323)
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Preference share dividends	(9,620)	—	—
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Change in net unrealized appreciation of investments	390,707	(71,004)	(118,321)
Foreign currency translation adjustments	7,120	(37,297)	(5,702)
Comprehensive income (loss)	$ 803,398	$ (684,436)	$ 382,329
Weighted average ordinary shares and ordinary share equivalents outstanding—basic	135,636	126,676	124,503
Weighted average ordinary shares and ordinary share equivalents outstanding—diluted	137,388	126,676	125,697
Earnings (loss) per ordinary share and ordinary share equivalent—basic	$ 2.92	$ (4.55)	$ 4.07
Earnings (loss) per ordinary share and ordinary share equivalent—diluted	$ 2.88	$ (4.55)	$ 4.03

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Series A and B Preference Ordinary Shares:			
Balance—beginning of year	$ —	$ —	$ —
Issue of shares	207	—	—
Balance—end of year	$ 207	$ —	$ —
Ordinary Shares:			
Balance—beginning of year	$ 1,347	$ 1,250	$ 1,278
Issue of shares	2	94	—
Exercise of stock options	11	18	23
Repurchase of shares	—	(15)	(51)
Balance—end of year	$ 1,360	$ 1,347	$ 1,250
Contributed Surplus:			
Balance—beginning of year	$ 3,378,549	$ 2,497,416	$ 2,520,136
Issue of shares	522,713	808,916	2,652
Exercise of stock options	79,364	103,135	74,538
Repurchase of shares	(647)	(30,918)	(99,910)
Balance—end of year	$ 3,979,979	$ 3,378,549	$ 2,497,416
Accumulated Other Comprehensive (Loss) Income:			
Balance—beginning of year	$ (213,013)	$ (104,712)	$ 19,311
Net change in unrealized gains on investment portfolio, net of tax	397,330	(72,272)	(112,031)
Net change in unrealized gains on investment portfolio of affiliate	(6,623)	1,268	(6,290)
Currency translation adjustments	7,120	(37,297)	(5,702)
Balance—end of year	$ 184,814	$ (213,013)	$ (104,712)
Deferred Compensation:			
Balance—beginning of year	$ (27,177)	$ (17,727)	$ (28,797)
(Issue) forfeit of restricted shares	(18,416)	(19,802)	1,555
Amortization	14,311	10,352	9,515
Balance—end of year	$ (31,282)	$ (27,177)	$ (17,727)
Retained Earnings:			
Balance—beginning of year	$ 2,297,478	$ 3,197,441	$ 3,065,150
Net income (loss)	405,571	(576,135)	506,352
Dividends on Class A ordinary shares	(257,054)	(237,628)	(225,572)
Dividends on Series A and B preference ordinary shares	(9,620)	—	—
Repurchase of shares	(1,864)	(86,200)	(148,489)
Balance—end of year	$ 2,434,511	$ 2,297,478	$ 3,197,441
Total shareholders' equity	$ 6,569,589	$ 5,437,184	$ 5,573,668

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Cash Flows Provided by Operating Activities:			
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net realized losses (gains) on sales of investments	214,160	93,237	(45,090)
Net realized and unrealized losses (gains) on derivative instruments	51,761	(11,768)	(21,405)
Amortization of discounts on fixed maturities	(15,715)	(38,589)	(47,099)
Equity in net income of investment and insurance affiliates	(48,687)	(75,280)	(74,355)
Amortization of deferred compensation	14,311	10,352	8,861
Amortization of intangible assets	6,187	58,569	58,597
Unpaid losses and loss expenses	850,566	3,555,484	259,728
Unearned premiums	1,316,263	427,613	244,017
Premiums receivable	(1,337,876)	76,076	6,674
Unpaid losses and loss expenses recoverable	76,347	(1,959,927)	(506,242)
Deposit liabilities and future policy benefit reserves	1,103,327	623,298	—
Prepaid reinsurance premiums	(102,580)	(277,053)	(174,475)
Reinsurance balances receivable	68,869	(1,425,613)	(46,122)
Reinsurance balances payable	182,861	831,364	46,076
Deferred tax asset	102,162	(267,054)	(54,240)
Other	148,918	393,028	101,174
Total adjustments	2,630,874	2,013,737	(243,901)
Net cash provided by operating activities	3,036,445	1,437,602	262,451
Cash Flows Provided by (Used in) Investing Activities:			
Proceeds from sale of fixed maturities and short-term investments	44,554,304	28,396,278	22,287,287
Proceeds from redemption of fixed maturities and short-term investments	3,753,801	1,543,550	460,733
Proceeds from sale of equity securities	754,611	882,501	1,480,853
Purchases of fixed maturities and short-term investments	(50,859,921)	(31,975,544)	(22,798,463)
Purchases of equity securities	(531,437)	(739,872)	(1,071,351)
Investments in affiliates, net of dividends received	(717,523)	(185,106)	(180,818)
Acquisition of subsidiaries, net of cash acquired	(43,143)	(262,001)	(3,094)
Other investments	34,171	(108,993)	(55,917)
Fixed assets and other	(4,509)	(21,898)	(31,176)
Net cash (used in) provided by investing activities	(3,059,646)	(2,471,085)	88,054

XL CAPITAL LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Cash Flows Provided by (Used in) Financing Activities:			
Issue of common shares	$ —	$ 787,678	$ —
Issue of preference shares	503,579	—	—
Proceeds from exercise of stock options	79,375	105,233	74,561
Repurchase of shares	(2,512)	(117,133)	(248,450)
Dividends paid on common shares	(257,054)	(237,628)	(225,572)
Dividends paid on preference shares	(9,620)	—	—
Proceeds from notes payable and debt	846,814	1,172,533	250,300
Repayment of notes payable and debt	(600,000)	(50,000)	(211,000)
Deposit liabilities	1,156,285	306,664	372,033
Minority interest	—	(24)	10,892
Net cash provided by financing activities	1,716,867	1,967,323	22,764
Effects of exchange rate changes on foreign currency cash	288	(448)	(549)
Increase in cash and cash equivalents	1,693,954	933,392	372,720
Cash and cash equivalents—beginning of year	1,863,861	930,469	557,749
Cash and cash equivalents—end of year	$3,557,815	$ 1,863,861	$ 930,469
Net taxes received	$ 76,750	$ 10,025	$ 13,347
Interest paid	$ (36,820)	$ (36,509)	$ (30,505)

See accompanying Notes to Consolidated Financial Statements

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31 2002, 2001 AND 2000

1. History

XL Capital Ltd together with its subsidiaries (the "Company" or "XL"), is a holding company organized under the laws of the Cayman Islands. XL Capital Ltd was incorporated on March 16, 1998, as the successor to EXEL Limited, a Cayman Islands corporation organized in 1986, in connection with EXEL Limited's merger with Mid Ocean Limited, a Cayman Islands corporation. XL Capital Ltd operated under the name EXEL Limited from completion of the merger until February 1, 1999, when its current name was approved by the requisite vote of the Company's shareholders. The Company provides insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.

Effective January 1, 2002, the Company increased its shareholding in Le Mans Ré from 49% to 67% in order to expand its international reinsurance operations. Le Mans Ré was formed in July 1999, when the Company signed a joint venture agreement with Les Mutuelles du Mans Assurances Group to form a new French reinsurance company. Le Mans Ré underwrites a worldwide portfolio comprising most classes of property and casualty reinsurance business, together with a selective portfolio of life reinsurance business. See Note 6 (a) for additional information.

On July 25, 2001, the Company completed the acquisition of certain Winterthur International insurance operations ("Winterthur International") to extend its predominantly North American based large corporate business globally. Effective July 1, 2001, the Company's results include Winterthur International. See Note 6 (c) for additional information. In 2003, the Winterthur International operations changed its name to "XL Global Risk".

In 1999, XL Capital Ltd merged with NAC Re Corp ("NAC"), a Delaware corporation. NAC was organized in 1985 and writes property and casualty insurance and reinsurance in the U.S., Canada and Europe.

XL Re Ltd, formerly XL Mid Ocean Re, was organized under the laws of Bermuda in 1992 initially to write property catastrophe reinsurance following a reduction in market capacity due to the effects of severe hurricanes that struck the southeastern United States in the late 1980s and early 1990s.

XL London Market, formerly XL Brockbank which comprised both Brockbank and Denham Syndicate Management Limited, is organized under the laws of the U.K. and is a leading Lloyd's managing agency that provides underwriting and similar services to four Lloyd's syndicates. Effective January 1, 2002, the Company provides 100% of the capacity for these syndicates. These syndicates underwrite property, marine and energy, aviation, satellite, professional indemnity and other specialty lines of insurance and reinsurance to a global client base.

2. Significant Accounting Policies

(a) Basis of Preparation and Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and have been prepared in accordance with U.S. GAAP ("GAAP"). The results include the consolidation of Le Mans Ré, accounted for as a subsidiary with effect from January 1, 2002. Effective July 1, 2001, the results also include the acquired Winterthur International operations under the purchase method of accounting, described in Note 6 (c). All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the loss events of September 11, 2001, described in Note 4. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

(a) Basis of Preparation and Consolidation (continued)

Certain reclassifications have been made to prior year consolidated financial statement amounts to conform to current year presentation.

(b) Premiums and Acquisition Costs

Premiums written are recorded in accordance with the terms of the underlying policies. Reinsurance premiums written are recorded at the inception of the policy and are estimated based upon information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period they are determined. Financial guaranty installment premiums are recorded as premiums written when reported. Premiums are earned on a monthly pro-rata basis over the period the coverage is provided. Financial guaranty insurance premiums are earned over the life of the exposure. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Net premiums earned are presented after deductions for reinsurance ceded to other insurance companies.

Reinstatement premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are earned over the remaining risk period.

Premiums from long duration contracts that transfer significant mortality or morbidity risks are recognized as revenue and earned when due from policyholders. Premiums from long duration contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are accounted for as deposit liabilities.

Acquisition costs, which vary with and are related to the acquisition of policies consisting primarily of commissions paid to brokers, are deferred and amortized over the period the premiums are earned. Future earned premiums, the anticipated losses and other costs (and in the case of a premium deficiency, investment income) related to those premiums, are also considered in determining the level of acquisition costs to be deferred.

(c) Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurers or reinsurers. Reinsurance premiums ceded are expensed and any commissions recorded thereon are earned on a monthly pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded applicable to the unexpired term of policies in force. Reinstatement premiums ceded are recognized at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are expensed over the remaining risk period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for estimated unrecoverable reinsurance.

(d) Fee Income and Other

Fee income and other includes fees earned for insurance related services provided and is earned over the service period of the contract. Any adjustments to fees earned or the service period are reflected in income in the period when determined.

2. Significant Accounting Policies (continued)

(e) Other Than Temporary Declines in Investments

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company's analysis of the above factors results in the Company's conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

(f) Derivative Instruments and Weather Derivative Contracts

The Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No.133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. FAS 133 establishes accounting and reporting standards for derivative instruments including those embedded in other contracts (collectively referred to as derivatives), and for hedging activity. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Non-exchange traded weather products are not covered by FAS 133, however they are also recorded at fair value. The Company adopted FAS 133, as amended, as of January 1, 2001. The Company conducts activities in three main types of instruments: credit default swap derivatives, weather and energy derivatives and investment related derivative instruments. There was no significant cumulative effect from the adoption of FAS 133.

In 2002, the Company amended the presentation of its derivative transactions in the consolidated statements of income to include the change in fair value of all of its derivative transactions in one line item under "net realized and unrealized gains and losses on derivative instruments". Previously, certain components of the change in fair value were reported in "net premiums earned, net losses and loss expenses incurred and fee and other income". There was no effect on net income for this change and prior period results have been reclassified to reflect this change.

Credit Default Swap Derivatives

Credit default swaps are recorded at fair value which is determined using models developed by the Company and is dependent upon a number of factors including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. The change resulting from movements in credit and quality spreads is unrealized as the credit default swaps are not traded to realize this value and are included in net realized and unrealized gains and losses on derivative instruments. Other elements of the change in fair value are based upon pricing established at the inception of the contract.

2. Significant Accounting Policies (continued)

Weather and Energy Derivatives

Weather and energy derivatives are recorded at fair value with the changes in fair value included in "net realized and unrealized (losses) gains on derivative instruments". Fair value for the Company's energy contracts are determined through the use of quoted market prices. As quoted market prices are not widely available in the weather derivative market, management uses available market data and internal pricing models based upon consistent statistical methodologies to estimate fair values. Estimating the fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, actual and forecasted weather conditions, changes in interest rates and other market factors.

Investment Related Derivative Instruments

The Company uses investment derivatives to manage duration and currency exposure for its investment portfolio. Investment derivatives that are not designated as hedges are carried at fair value, with the corresponding realized and unrealized gains and losses included in net realized and unrealized gains and losses on derivative instruments.

The Company has used derivative instruments to manage the interest rate exposure of the Company's guaranteed investment contracts (GICs). All interest rate swaps are recorded at fair value. Fair value is determined using fixed income analytical models and related commercially available software, and is dependent upon interest rate conditions and relationships among interest rates and indices. Changes in the value of fair value hedges are recorded as adjustments to the hedged items to the extent that the hedge is effective. Changes in the value of cash flow hedges are recorded in other comprehensive income to the extent that the hedge is effective. The ineffective portion of both fair value and cash flow hedges are recorded in the Statement of Income as realized gains and losses on derivative instruments.

(g) Total Investments

Investments Available For Sale

Investments that are considered available for sale are carried at fair value. The fair value of investments is based upon quoted market values where available or by reference to broker or underwriter bid indications. The net unrealized appreciation or depreciation on investments, net of tax, is included in accumulated other comprehensive income (loss). Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

Short-term investments comprise investments with a maturity equal to or greater than 90 days but less than one year. Equity securities include investments in open end mutual funds.

All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of equities and fixed income investments are determined on the basis of average cost and amortized cost, respectively. Investment income is recognized when earned and includes interest and dividend income together with the amortization of premium and discount on fixed maturities and short-term investments.

2. Significant Accounting Policies (continued)

Investment In Affiliates

Investments in which the Company has significant influence over the operations are classified as investments in affiliates for accounting purposes and are carried under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Significant influence is deemed to exist where the Company has an investment of 3% or greater in closed end funds, limited partnerships or similar investment vehicles. Significant influence is considered for other strategic investments on a case-by-case basis. The determination of whether an entity is classified as an affiliate for accounting purposes may be different from the determination of whether such entity would constitute an affiliate for any other purposes, including regulatory purposes. The equity in net income of affiliates is shown separately between equity in net income of strategic insurance and operating affiliates and equity in net income of investment affiliates. Any decline in value considered by management to be other than temporary is charged to income in the period that it is determined.

Other investments

The Company accounts for its other investments at estimated fair value, as it has no significant influence over these entities. Income is recorded when received. Investments are written down to their estimated fair value where management considers there is an other than temporary decline in value, based on financial information received.

(h) Cash Equivalents

Cash equivalents include fixed interest deposits placed with a maturity of under 90 days when purchased.

(i) Foreign Currency Translation

Assets and liabilities of foreign operations whose functional currency is not the U.S. dollar are translated at year end exchange rates. Revenue and expenses of such foreign operations are translated at average exchange rates during the year. The effect of the translation adjustments for foreign operations, net of applicable deferred income taxes, is included in accumulated other comprehensive income (loss).

Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rate in effect at the balance sheet date with the resulting foreign exchange gains and losses recognized in income. Revenue and expense transactions are translated at the average exchange rates prevailing during the year.

(j) Intangible Assets

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time.

Effective January 1, 2002, the Company adopted Financial Accounting Standard ("FAS") 142, "Goodwill and Other Intangible Assets". FAS 142 address financial accounting and reporting for goodwill and other intangible assets both upon acquisition and after these assets have initially been recognized in the financial statements. Adoption of FAS 142 has resulted in the Company ceasing to amortize goodwill and identifiable intangible assets with indefinite lives. In accordance with FAS 142, the Company continues to review the carrying value of goodwill related to all of its investments for any impairment at least annually. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in income in the period in which it is determined. See Note 5 for further information.

2. Significant Accounting Policies (continued)

(k) Losses and Loss Expenses

Unpaid losses and loss expenses includes reserves for unpaid reported losses and loss expenses and for losses incurred but not reported. The reserve for unpaid reported losses and loss expenses for the Company's general operations is established by management based on amounts reported from insureds or ceding companies and consultation with legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company.

The reserve for losses incurred but not reported is estimated by management based on loss development patterns determined by reference to the Company's underwriting practices, the policy form, type of insurance program and the experience of the relevant industries. The Company's actuaries employ a variety of generally accepted methodologies to determine estimated ultimate loss reserves, including the Bornhuetter-Ferguson incurred loss method. The outcome of the actuarial review will either provide (i) a single point estimate that is management's best estimate or (ii) a range of reserve estimates. The Company considers a 'best estimate' to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures.

Certain workers' compensation and long term disability liabilities are considered fixed and determinable and are subject to tabular reserving. Reserves associated with these liabilities are discounted.

Management believes that the reserves for unpaid losses and loss expenses are sufficient to cover losses that fall within coverages assumed by the Company. However, there can be no assurance that losses will not exceed the Company's total reserves. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate and any adjustments resulting therefrom are reflected in income of the year in which the adjustments are made.

(l) Deposit Liabilities

Contracts entered into by the Company with cedants which are not deemed to transfer significant underwriting and/or timing risk are accounted for as deposits, whereby liabilities are initially recorded at the same amount as assets received as defined under FAS 113. The Company uses a conservative portfolio rate of return of equivalent duration to the liabilities in determining risk transfer. An initial accretion rate is established based on actuarial estimates whereby the deposit liability is increased to the estimated amount payable over the term of the contract. The deposit accretion rate is the rate of return required to fund expected future payment obligations (this is equivalent to the 'best estimates' of future flows), which are determined actuarially based upon the nature of the underlying indemnifiable losses. Accretion of the liability is recorded as interest expense. The Company periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future accretion rate of the liability over the remaining estimated contract term.

Guaranteed investment contracts whereby the Company receives deposits at a contractual interest rate are recorded at amortized cost. The company may enter into associated transactions in order to reduce the Company's exposure to fluctuations in interest rates related to these contracts. For fair value hedges, changes in the fair value of the hedging instrument are recognized in income. The change in the fair value of the hedged item, attributable to the hedged risk, is recorded as an adjustment to the carrying amount of the hedged item and is recognized in income.

2. Significant Accounting Policies (continued)

(m) Future policy benefit reserves

The Company estimates the present value of future policy benefits related to long duration contracts using appropriate assumptions for investment yields, mortality, and expenses, including a provision for adverse deviation. The original assumptions are to determine changes in the liability for future policy benefits unless a premium deficiency exists. Any changes to this estimate that result from its periodic estimation will be reflected in income as an adjustment to life claims and policy benefits.

The assumptions used to determine the future policy benefit reserves are best estimate assumptions that are determined at the inception of the contracts and are locked-in throughout the life of the contract unless a premium deficiency exists. As the experience on the contracts emerges, the assumptions are reviewed. If such review would produce reserves in excess of those currently held then the lock-in assumptions will be revised and a loss recognized.

Certain annuity contracts provide the holder with a guarantee that the benefit received upon death will be no less than a minimum prescribed amount. To the extent the guaranteed minimum death benefit exceeds the current account value at the time of death, the Company incurs a cost that is recorded as "policy benefits" for the period in which the death occurs.

(n) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferral of tax losses is evaluated based upon management's estimates of the future profitability of the Company's taxable entities based on current forecasts and the period for which losses may be carried forward. A valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized.

(o) Stock Plans

The Company accounts for stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense for stock option grants and stock appreciation rights is recognized to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. See Note 2(s).

(p) Per Share Data

Basic earnings per ordinary share is based on weighted average ordinary shares outstanding and excludes any dilutive effects of options and convertible securities. Diluted earnings per ordinary share assumes the conversion of dilutive convertible securities and the exercise of all dilutive stock options.

(q) Variable Interest Entities

The accounting treatment for the Company's investment in and relationships with variable interest entities is dependant upon whether the Company is considered to have effective control over the entity. The Company considers several factors to determine whether effective control exists. These factors include, but are not limited to, the initial equity investment made in the vehicle, the degree of exposure to the risks of the underlying assets and liabilities of the entity and the potential to benefit from the rewards. Those variable interest entities that the Company deems necessary to consolidate are accounted for in accordance with the accounting policy for subsidiaries in Note 2(a). Those which the Company does not deem it necessary to consolidate are accounted for in accordance with the terms of the transactions and contractual agreements in place. See Note 2 (s) for further information.

2. Significant Accounting Policies (continued)

(r) Fair Value of Financial Instruments

Fair values of investments and derivatives are based on published market values, if available, estimates of fair values, of similar issues or estimates of fair values produced by the Company's fair value models. See Notes 2(e), 2(f), 2(g), 7 and 15 for further information.

(s) Recent Accounting Pronouncements

In December 2002, FASB issued FAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". FAS 148 amends FAS 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company plans to record stock option expense for options granted subsequent to January 1, 2003, in accordance with FAS 123, as amended by FAS 148. The Company expects that the effect of adoption of this statement will be a reduction in net income. However, the final determination of this cost is dependant upon a number of factors including but not limited to, the number of options granted and the volatility of the Company's share price and their related effect on the Black-Scholes valuation.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company's financial condition is currently being evaluated with a possible increase in both assets and liabilities of approximately $2.4 billion based on structures and contracts currently in place. Management is assessing alternatives with regards to restructuring these variable interest entities. See Note 16 for further information.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guaranties, Including Indirect Guaranties of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of certain types of guaranties, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guaranties issued. The recognition provisions of FIN 45 are effective for any guaranties issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements for the year ended December 31, 2002. The Company is currently evaluating the effects of the initial recognition provisions of FIN 45; however the Company does not expect that the adoption of FIN 45 will have a material effect on the Company's financial condition and results of operations.

2. Significant Accounting Policies (continued)

The FASB is currently discussing the accounting related to certain modified coinsurance ("modco") and funds withheld reinsurance agreements that provide for a total return on a portfolio of fixed income securities that contain embedded derivatives that would require bifurcation under FAS 133. Tentative guidance has been provided in Derivative Implementation Guidance issue No. B36, "Embedded Derivatives- Bifurcation of Embedded Credit". If embedded derivative accounting for certain modco and funds withheld reinsurance agreements is eventually required, guidance will be applied prospectively for all existing contracts and future transactions in the quarter it becomes effective. The Company currently does not believe the application of the new guidance will have a material impact on its financial condition and results of operations.

3. Segment Information

The Company is organized into three underwriting segments—insurance, reinsurance, and financial products and services—in addition to a corporate segment that includes the investment and financing operations of the Company. General operations and life operations are disclosed separately within each segment. General operations include property and casualty lines of business and financial products and services. Effective January 1, 2002, the Company provides 100% of the capacity of its Lloyd's syndicates. These operations are included in the insurance segment and are no longer shown separately.

The Company evaluates performance of each segment based on underwriting results for general operations and net income from life operations. Other items of revenue and expenditure of the Company are not evaluated at the segment level for general operations. In addition, the Company does not allocate assets by segment for its general operations. Investment assets related to the Company's life operations are held in separately identified portfolios. Net investment income from these assets is included in net income from life operations.

Certain lines of business within general operations written by the Company have loss experience generally characterized as low frequency and high severity. This may result in volatility in both the Company's results and operational cash flows.

Insurance Operations

Insurance business written includes general liability, other liability including directors and officers, professional and employment practices liability, environmental liability, property, program business, marine and energy, aviation and satellite, and other product lines including customs bonds, surety, political risk, and specialty lines.

Reinsurance Operations

Reinsurance business written includes treaty and facultative reinsurance to primary insurers of casualty and property risks, principally: general liability; professional liability; accident and health; automobile and workers compensation; commercial and personal property risks; specialty risks including fidelity and surety and ocean marine; property catastrophe; property excess of loss; property pro-rata; marine and energy; aviation and satellite; and various other reinsurance to insurers on a worldwide basis. The Company's reinsurance operations also write life reinsurance business, primarily European term assurances, group life, critical illness cover, immediate annuities in payment and disability income business.

3. Segment Information (continued)

Financial Products and Services

Financial products and services business written includes insurance, reinsurance and derivative solutions for complex financial risks. These include financial guaranty insurance and reinsurance, credit enhancement swaps, other collateralized transactions and weather risk management products. While each of these is unique and is tailored for the specific needs of the insured or user, they are often multi-year contracts. Due to the nature of these types of contracts, premium volume as well as underwriting results can vary significantly from period to period. The financial products and services segment also assumes U.S. term life mortality reinsurance business from one of the Company's insurance affiliates.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Segment Information (continued)

The following is an analysis of the underwriting profit or loss by segment together with a reconciliation of underwriting profit or loss to net income or loss:

(U.S. dollars in thousands, except ratios)

Year Ended December 31, 2002:	Insurance	Reinsurance	Total Insurance and Reinsurance	Financial Products and Services	Total
General Operations:					
Net premiums earned	$ 2,832,298	$ 2,066,775	$ 4,899,073	$ 67,745	$ 4,966,818
Fee income and other	36,717	11,201	47,918	7,043	54,961
Net losses and loss expenses	1,771,982	1,557,065	3,329,047	(1,732)	3,327,315
Acquisition costs	478,548	454,300	932,848	9,644	942,492
Operating expenses (1)	380,901	109,796	490,697	61,543	552,240
Exchange (gains) losses	(56,515)	(23,787)	(80,302)	8	(80,294)
Underwriting profit (loss)	$ 294,099	$ (19,398)	$ 274,701	$ 5,325	$ 280,026
Life Operations:					
Life premiums earned	$ —	$ 980,387	$ 980,387	$ 42,605	$ 1,022,992
Fee income and other	—	2	2	—	2
Claims and policy benefits	—	1,027,981	1,027,981	41,475	1,069,456
Acquisition costs	—	12,839	12,839	—	12,839
Operating expenses	—	5,844	5,844	404	6,248
Net investment income	—	91,451	91,451	—	91,451
Net income from life operations	$ —	$ 25,176	$ 25,176	$ 726	$ 25,902
Net investment income – general operations					$ 643,084
Net realized losses on investments					(214,160)
Net realized and unrealized losses on derivative instruments (2)					(51,761)
Equity in net income of affiliates					48,686
Interest expense					168,086
Amortization of intangible assets					6,187
Corporate operating expenses (1)					115,915
Minority interest					13,371
Income tax expense					22,647
Net income					$ 405,571
Ratios – general operations (3):					
Loss and loss expense ratio	62.6%	75.3%	68.0%		68.0%
Underwriting expense ratio	30.3%	27.3%	29.0%		29.0%
Combined ratio	92.9%	102.6%	97.0%		97.0%

(1) Operating expenses exclude corporate operating expenses, shown separately.

(2) This includes net losses on credit default swaps of $16.2 million and $29.9 million related to the insurance and financial products and services segments, respectively, $16.6 million on net realized gains on weather risk management contracts in the financial products and services segment and net realized and unrealized losses of $22.2 million on investment derivatives.

(3) Ratios are based on net premiums earned from general insurance and reinsurance operations, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Segment Information (continued)

(U.S. dollars in thousands, except ratios)

Year Ended December 31, 2001:	Insurance	Reinsurance	Total Insurance and Reinsurance	Financial Products and Services	Total
General Operations:					
Net premiums earned	$ 1,700,802	$ 1,029,618	$ 2,730,420	$ 37,113	$ 2,767,533
Fee income and other	18,358	(7,180)	11,178	7,069	18,247
Net losses and loss expenses	1,461,304	1,428,772	2,890,076	15,155	2,905,231
Acquisition costs	343,247	292,069	635,316	3,730	639,046
Operating expenses (1)	200,745	87,169	287,914	42,404	330,318
Exchange losses	8,122	4,062	12,184	—	12,184
Underwriting loss	$ (294,258)	$ (789,634)	$ (1,083,892)	$ (17,107)	$ (1,100,999)
Life Operations:					
Life premiums earned	—	695,595	695,595	—	695,595
Fee income and other	—	—	—	—	—
Claims and policy benefits	—	698,675	698,675	—	698,675
Acquisition costs	—	—	—	—	—
Operating expenses	—	—	—	—	—
Net investment income	—	—	—	—	—
Net loss from life operations	$ —	$ (3,080)	$ (3,080)	$ —	$ (3,080)
Net investment income – general operations					$ 610,528
Net realized losses on investments					(93,237)
Net realized and unrealized gains on derivative instruments (2)					11,768
Equity in net income of affiliates					75,280
Interest expense					113,272
Amortization of intangible assets					58,569
Corporate operating expenses (1,3)					92,355
Minority interest					2,113
Income tax benefit					(189,914)
Net loss					$ (576,135)
Ratios – General operations (4):					
Loss and loss expense ratio	85.9%	138.8%	105.8%		105.8%
Underwriting expense ratio	32.0%	36.8%	33.9%		33.9%
Combined ratio	117.9%	175.6%	139.7%		139.7%

(1) Operating expenses exclude corporate operating expenses, shown separately.

(2) This includes net gains on credit default swaps of $8.1 million and net losses of $27.5 million related to the insurance and financial products and services segments, respectively, $16.6 million on net realized gains on weather risk management contracts in the financial products and services segment and net realized and unrealized gains of $14.6 million on investment derivatives.

(3) Corporate operating expenses include charges of $14.0 million related to the acquisition of Winterthur International.

(4) Ratios are based on net premiums earned from general insurance and reinsurance operations, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Segment Information (continued)

(U.S. dollars in thousands, except ratios)

Year Ended December 31, 2000:	Insurance	Reinsurance	Total Insurance and Reinsurance	Financial Products and Services	Total
General Operations:					
Net premiums earned	$ 1,084,330	$ 927,195	$ 2,011,525	$ 23,715	$ 2,035,240
Fee income and other	1,066	(2,197)	(1,131)	—	(1,131)
Net losses and loss expenses (1)	763,270	663,173	1,426,443	6,116	1,432,559
Acquisition costs	237,121	247,352	484,473	1,323	485,796
Operating expenses (2)	122,856	102,132	224,988	29,969	254,957
Exchange (gains) losses	(8,330)	3,868	(4,462)	—	(4,462)
Underwriting (loss) profit	$ (29,521)	$ (91,527)	$ (121,048)	$ (13,693)	$ (134,741)
Net investment income					$ 580,946
Net realized gains on investments					45,090
Net realized and unrealized gains on derivative instruments (3)					21,405
Equity in net income of affiliates					74,355
Interest expense					70,593
Amortization of intangible assets					58,597
Corporate operating expenses (2)					61,935
Other exchange gain					55,159
Minority interest					1,093
Income tax benefit					(56,356)
Net income					$ 506,352
Ratios – General operations (4):					
Loss and loss expense ratio	70.4%	71.5%	70.9%		70.9%
Underwriting expense ratio	33.2%	37.7%	35.3%		35.3%
Combined ratio	103.6%	109.2%	106.2%		106.2%

(1) Net losses and loss expenses for the insurance segment include, and the reinsurance segment exclude, $33.5 million relating to an intercompany stop loss arrangement. Total results are not affected. The loss and loss expense ratio would have been 67.3% and 75.1% and the underwriting results would have been a profit of $4.0 million and a loss of $125.0 million in the insurance and reinsurance segments, respectively, had this stop loss arrangement not been in place.

(2) Operating expenses exclude corporate operating expenses, shown separately.

(3) This includes net gains on credit default swaps of $15.9 million related to the financial products and services segment and net realized and unrealized gains of $5.5 million on investment derivatives.

(4) Ratios are based on net premiums earned for general insurance and reinsurance, excluding fee income and other. The underwriting expense ratio excludes exchange gains and losses.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Segment Information (continued)

Supplemental Segment and Geographic Information

The following table is an analysis of the Company's gross premiums written, net premiums written and net premiums earned from general operations, by line of business for the years ended December 31, 2002, 2001 and 2000:

Year Ended December 31, 2002:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$2,281,312	$1,606,023	$1,359,161
Casualty reinsurance	1,201,907	1,072,578	792,645
Property catastrophe	336,679	274,633	248,233
Other property	1,776,189	1,265,332	1,133,064
Marine, energy, aviation and satellite	1,101,759	829,929	712,113
Accident and health	137,870	115,181	127,120
Financial products and services	199,913	177,794	67,745
Other insurance (1)	577,619	384,418	321,298
Other reinsurance (1)	300,670	223,532	205,439
Total general operations	7,913,918	5,949,420	4,966,818
Life Operations	1,072,248	1,023,604	1,022,992
Total	$ 8,986,166	$ 6,973,024	$ 5,989,810

Year Ended December 31, 2001:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$1,311,538	$ 800,382	$ 779,869
Casualty reinsurance	608,071	444,059	394,825
Property catastrophe	304,506	11,359	85,843
Other property	1,079,764	601,896	606,878
Marine, energy, aviation and satellite	682,172	429,915	392,790
Accident and health	86,430	73,815	83,870
Financial products and services	94,197	87,327	37,113
Other insurance (1)	439,534	332,390	272,237
Other reinsurance (1)	119,455	89,228	114,108
Total general operations	4,725,667	2,870,371	2,767,533
Life Operations	695,595	695,595	695,595
Total	$ 5,421,262	$ 3,565,966	$ 3,463,128

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Segment Information (continued)

Year Ended December 31, 2000:

(U.S. dollars in thousands)

	Gross Premiums Written	Net Premiums Written	Net Premiums Earned
General Operations:			
Casualty insurance	$ 779,598	$ 502,097	$ 433,366
Casualty reinsurance	500,367	329,724	396,251
Property catastrophe	159,771	132,288	132,818
Other property	667,730	468,275	389,514
Marine, energy, aviation and satellite	495,136	284,047	261,273
Accident and health	58,030	47,029	41,325
Financial products and services	55,368	53,154	23,715
Other insurance (1)	259,689	186,251	247,196
Other reinsurance (1)	153,342	113,375	109,782
Total general operations	3,129,031	2,116,240	2,035,240
Life Operations	—	—	—
Total	$ 3,129,031	$ 2,116,240	$ 2,035,240

(1) Other insurance and reinsurance premiums written and earned include political risk, surety, bonding, warranty and other lines.

The following table shows an analysis of the Company's net premiums written for general operations by geographical location of subsidiary where the premium is written for the years ended December 31:

(U.S. dollars in thousands)

Net Premiums Written:	2002	2001	2000
Bermuda	$1,419,841	$ 609,705	$ 609,609
United States	1,693,514	1,277,668	934,110
Europe and other	2,836,065	982,998	572,521
Total	$5,949,420	$2,870,371	$2,116,240

4. The September 11 Event

Terrorist attacks at the World Trade Center in New York City, in Washington, D.C. and in Pennsylvania on September 11, 2001 (collectively, "the September 11 event") are estimated to have caused the largest ever man-made insured losses for the property and casualty insurance industry. The Company has exposure to this event with claims expected to arise mainly from its aviation, property, personal accident and business interruption insurance and reinsurance coverages.

The Company has performed a detailed analysis of contracts it believes are exposed to this event. The process varied between segments, due to the specific nature of each of their operations, and by line of business. For the insurance lines of business, the Company was able to identify a limited number of relevant contracts soon after the event. The process included identification of possible claims using underwriting systems to determine potential exposures on a case-by-case basis. The exposures were then analyzed to determine the exact location and magnitude of the potential loss.

This process was complicated in the reinsurance operations where the Company is not a direct insurer. Potential losses on certain business lines were easily estimated, such as aviation and direct property catastrophe. Estimates related to the retrocessional book of business were more difficult to ascertain due to the inherent nature of determining the effect from losses arising on the underlying contracts.

The amount of reinsurance recoveries was calculated in accordance with underlying reinsurance contract terms and management believes that the credit rating of the relevant reinsurers continues to provide confidence in ultimate recoverability of these balances.

The Company estimates losses incurred of approximately $996.0 million, net of reinsurance recoveries, based on reports and estimates of loss and damage. The following is an analysis of the impact on the Company's segments and total results of operations from the September 11 event for the years ended December 31, 2002 and 2001:

Year Ended December 31, 2002:

(U.S. dollars in thousands)

	Insurance	Reinsurance	Financial Products and Services	Total
Gross premium written	$ —	$ —	$ —	$ —
Reinsurance ceded	—	—	—	—
Net premiums earned	—	—	—	—
Net losses and loss expenses	73,000	127,000	—	200,000
Underwriting loss	$ (73,000)	$ (127,000)	$ —	$ (200,000)
Equity in net income (loss) of affiliates				—
Income tax benefit				—
Net loss				$ (200,000)

4. The September 11 Event (continued)

Year Ended December 31, 2001:

(U.S. dollars in thousands)

	Insurance	Reinsurance	Financial Products and Services	Total
Gross premium written	$ —	$ 147,900	$ —	$ 147,900
Reinsurance ceded	25,300	340,400	—	365,700
Net premiums earned	(25,300)	(120,400)	—	(145,700)
Net losses and loss expenses	317,850	442,150	—	760,000
Underwriting loss	$ (343,150)	$ (562,550)	$ —	$ (905,700)
Equity in net loss of affiliates				(27,000)
Income tax benefit				136,760
Net loss				$ (795,940)

Premiums written, ceded and earned related to reinstatement and adjustment premiums that are typically received and paid when a catastrophic event occurs. The premium is paid to reinstate coverage for the remaining life of the contract.

Net losses and loss expenses comprise gross claims of $2.1 billion with estimated reinsurance recoveries of $1.2 billion, both excluding Winterthur International. Winterthur International incurred gross losses of $272.0 million related to the September 11 event, which the Company expects to recover from third-party reinsurers or under the net loss reserve seasoning mechanism in the Sale and Purchase Agreement (defined in Note 6 (c)), or a combination of the two. These losses related to business written by Winterthur International prior to July 1, 2001.

The Company has paid only approximately 25% of its estimated ultimate losses relating to the September 11 event as at December 31, 2002.

5. Goodwill and Intangible Assets

FASB issued FAS 141, "Business Combinations," and FAS 142, "Goodwill and Other Intangible Assets," in July 2001. The Company has adopted these standards for the acquisition of Winterthur International. FAS 141 addresses financial accounting and reporting for the acquisition of other companies and is applicable for new transactions effective after June 30, 2001. For previous transactions, this standard is effective for fiscal years beginning after December 15, 2001. FAS 142 addresses financial accounting and reporting for goodwill and other intangible assets both upon acquisition and after these assets have initially been recognized in the financial statements.

Adoption of FAS 142 has resulted in the Company ceasing to amortize goodwill and certain intangible assets.

The Company assessed the carrying value of goodwill as of June 30, 2002 in accordance with FAS 142 and at that time, determined that goodwill assets were unimpaired. The Company continues to review the carrying value of goodwill related to all of its investments. As further information becomes available, the Company will adjust the carrying value of goodwill as appropriate.

The following is the pro forma effect on net income available to ordinary shareholders and earnings per ordinary share for the years ended December 31, 2001 and 2000 had FAS 142 been effective January 1, 2000 as compared to the reported net income and earnings per ordinary share for the years ended December 31, 2001 and 2000:

5. Goodwill and Intangible Assets (continued)

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Net income (loss):			
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Goodwill amortization	—	57,426	57,579
Adjusted net income (loss) available to ordinary shareholders	$ 395,951	$ (518,709)	$ 563,931
Basic earnings per ordinary share:			
Basic earnings (loss) per ordinary share	$ 2.92	$ (4.55)	$ 4.07
Goodwill amortization	—	0.45	0.46
Adjusted basic earnings (loss) per ordinary share	$ 2.92	$ (4.10)	$ 4.53
Diluted earnings per ordinary share:			
Diluted earnings (loss) per ordinary share	$ 2.88	$ (4.55)	$ 4.03
Goodwill amortization	—	0.45	0.46
Adjusted diluted earnings (loss) per ordinary share	$ 2.88	$ (4.10)	$ 4.49

The following table shows an analysis of intangible assets broken down between goodwill, intangible assets with an indefinite life and intangible assets with a definite life for the years ended December 31, 2002 and 2001:

(U.S. dollars in thousands)

	Goodwill	Intangible assets with an indefinite life	Intangible assets with a definite life	Total
Balance at December 31, 2000	$1,584,548	$1,215	$5,345	$1,591,108
Additions	40,476	26,428	17,500	84,404
Amortization	(56,388)	(537)	(1,644)	(58,569)
Balance at December 31, 2001	$1,568,636	$27,106	$21,201	$1,616,943
Additions	25,649	8,671	8,624	42,944
Amortization	—	—	(6,187)	(6,187)
Balance at December 31, 2002	$1,594,285	$35,777	$23,638	$1,653,700

As at December 31, 2002 goodwill related to the insurance segment was $279.0 million, the reinsurance segment was $1.4 billion and the financial products and services segment was $4.6 million.

6. Business Combinations

(a) *Le Mans Ré*

Effective January 1, 2002, the Company consolidated its investment in Le Mans Ré after increasing its ownership from 49% to 67% in order to expand its international reinsurance operations. Le Mans Ré underwrites a worldwide portfolio comprising most classes of property and casualty reinsurance business, together with a selective portfolio of life reinsurance business. The remaining 33% ownership is held by Les Mutuelles du Mans Assurances Group ("MMA"). The Company has the option to buy the remaining shares from MMA for approximately $138.5 million in cash on December 13, 2003. The Company must provide

6. Business Combinations (continued)

(a) *Le Mans Ré (continued)*

notice of its intention to exercise prior to June 13, 2003. The Company currently intends to exercise its option prior to this date. In addition, MMA has the option to sell the remaining shares to the Company on December 13, 2003, or earlier if specific events occur, for approximately $138.5 million in cash. These events include, but are not limited to, a reduction of the Standard & Poor's rating of Le Mans Ré and a change of control in either the Company or Le Mans Ré. The purchase price for the remaining 33% ownership is fixed and the Company has recorded a liability for the purchase price for the remaining shares. Due to certain contractual arrangements between the Company and MMA, MMA does not have any economic interest in the earnings of Le Man Ré with effect from January 1, 2002 and accordingly, no minority interest was recorded in 2002.

The cost of the acquisition for the increase in ownership from 49% to 67%, including the liability discussed above, was approximately $188.5 million. Goodwill arising from the acquisition was approximately $52.6 million. The Company recognized goodwill in excess of the fair value of Le Mans Ré's net assets to increase its European franchise for its reinsurance operations. Cash paid, net of cash acquired, was $45.5 million during the year ended December 31, 2002.

Pro forma financial information and condensed balance sheet information are not presented for the acquisition of Le Mans Ré as the results of Le Mans Ré's operations are not significant to the consolidated balance sheet or consolidated results of operations of the Company.

(b) Lyndon Life Insurance Company

In the first quarter of 2002, the Company acquired Lyndon Life Insurance Company, a shell company licensed to conduct life insurance business in forty-nine U.S. states, for the purpose of obtaining licenses for the Company's life operations. The cost of the acquisition was $13.5 million, paid in cash in April 2002, and intangible assets arising from the acquisition were $3.5 million. No goodwill was recorded on this acquisition. Lyndon Life Insurance Company has been renamed XL Life Insurance and Annuity Company.

(c) Winterthur International

On July 25, 2001, the Company completed the acquisition of certain Winterthur International insurance operations ("Winterthur International") primarily to extend its predominantly North American based large corporate insurance business globally. In connection with its acquisition of Winterthur International in July 2001, in an all cash transaction, the Company has recorded a recoverable from Winterthur Swiss Insurance Company (the "Seller") of $645.7 million at December 31, 2002 based on provisions of the sale and purchase agreement between the parties ("SPA").

The Company paid to the Seller $405.6 million at closing for Winterthur International based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at December 31, 2000 and the price is subject to final determination based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at June 30, 2001 (the "Completion Financials"). By the terms of the SPA, the Seller is required to deliver the Completion Financials to the Company but has not done so to date. The Company expects the Seller to deliver the Completion Financials later in 2003 or to agree with the Seller on an alternative method for determining the final purchase price.

The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned premium reserves relating to the acquired Winterthur International operations. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA.

6. Business Combinations (continued)

(c) *Winterthur International (continued)*

The SPA provides for arbitration should the Seller and the Company disagree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. Under the terms of the SPA, the Company's exposure to a deficiency in the net reserves and the run-off of expiring business of the acquired Winterthur International operations, including by reason of uncollectible reinsurance, is limited to $61.0 million. Certain Winterthur International businesses and product lines were not purchased, primarily asbestos, certain insurance liabilities in respect of 1985 and prior years, certain captive management, alternative risk and life insurance business.

The acquisition has been accounted for under the purchase method of accounting and, therefore, the identifiable assets and liabilities of Winterthur International were recorded at their estimated fair value on June 30, 2001 based on the unaudited financial statements prepared by the Seller and provided to the Company at that time. The process of determining the fair value of such assets and liabilities acquired, as required under purchase accounting, included management's estimates and independent valuations. The purchase price was preliminarily allocated to the acquired assets and liabilities based upon their estimated fair value at June 30, 2001. The excess of the purchase price over acquired tangible net assets was then applied to intangible assets with finite and indefinite lives. The remaining purchase price excess over fair value of net assets was allocated to goodwill. The Company's estimate of the fair value of loss reserves is approximately $5.0 million less than the carrying value recorded by the Seller at July 1, 2001. This difference will be charged to income over the next five years. The Company has included $61.0 million of exposure in establishing its risk premium adjustment inherent in the fair value of loss reserves.

The fair value adjustment estimate consists of two components: (i) discounting the net loss reserves and unearned premium reserves to present value using a risk-free rate of return, net of deferred taxes, and (ii) developing an expense, profit and risk margin for the acquired reserves based on management's estimate of current market pricing and the terms in the Sale and Purchase Agreement.

The expected payment patterns for the gross loss reserves and the associated reinsurance recoverable amounts are derived by developing separate payment patterns for the gross loss reserves using historical Winterthur International data by line of business and for the associated reinsurance recoverable amounts by lagging the gross payout patterns. In addition, management has estimated a 5% risk and profit margin within these reserves. This margin is based on current pricing quotes expected from a prospective reinsurer or other third party assuming the same risks and takes into account the reserve seasoning protection provided by the seller to the Company. Determination of a fair value for the net unearned premium reserve follows a similar approach to that applied to the loss reserves but with some minor adjustments.

The fair value of significant assets and liabilities acquired by the Company includes $200.0 million of cash, $1.2 billion of invested assets, $1.1 billion of premiums receivable, $1.3 billion of unpaid losses and loss expenses recoverable, $2.6 billion of unpaid losses and loss expenses, $513.0 million of unearned premiums and $391.9 million of reinsurance balances payable. The contractual post-closing protection is considered in these fair value estimates.

6. Business Combinations (continued)

(c) Winterthur International (continued)

Allocation of the purchase price is as follows:

(U.S. dollars in thousands)

Fair value of assets acquired	$	4,791,338
Fair value of liabilities acquired		4,564,376
Fair value of tangible net assets acquired	$	226,962
Fair value of intangible assets acquired		29,800
Goodwill related to the acquisition		13,489
	$	270,251
Adjusted preliminary purchase price	$	274,738
Other costs of acquisition		22,500
Transfer of Accident and Health business		(26,987)
	$	270,251

The Company recognized goodwill in excess of the fair value of the net assets of Winterthur International operations to increase its global platform for its insurance operations.

The decrease in purchase price to $274.7 million as compared to the preliminary purchase price of $405.6 million at December 31, 2000 reflects the decline in the net asset value of Winterthur International as presented in the unaudited financial statements as at June 30, 2001. The difference of $130.9 million is included in other assets at December 31, 2002 and 2001 and is subject to final adjustment upon determination of the final purchase price and is expected to be recoverable from the Seller when the final audited U.S. GAAP financial statements at June 30, 2001 are delivered to the Company by the Seller. Although to date the Company has recognized a decline of $130.9 million in the purchase price paid for Winterthur International, the Company believes that the actual amount of reduction in the purchase price could be significantly greater when the purchase price is finally determined in accordance with the terms of the SPA.

Accident and health business originally included in the acquisition of Winterthur International was written and earned commencing July 1, 2001. During the quarter ended June 30, 2002, the Company sold the remaining unearned premium related to this business back to Winterthur Swiss Insurance Company (the seller). This was accounted for as a return premium. As a result of the ongoing process to fair value identifiable assets and liabilities, the excess of the selling price over the carrying value of this business of $27.0 million, was accounted for by adjusting the original purchase price of Winterthur International.

The Company has made an estimate of the value of intangible assets acquired and estimates that $14.7 million relates to insurance licenses and sales force, which have an indefinite life and are not therefore subject to amortization. The remaining $15.1 million relates to the value of business in force, which is estimated to have a finite life of up to five years and is being amortized over that period.

(d) The London Assurance Company of America, Inc.

In the first quarter of 2001, the Company acquired The London Assurance Company of America, Inc., a shell company licensed in forty-five U.S. states, for the purpose of obtaining licenses for the financial guaranty operations of the Company. The cost of the acquisition less cash acquired was $16.5 million. The intangible assets related to the licences was $11.2 million.

7. Investments

Net investment income is derived from the following sources:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Fixed maturities, short-term investments and cash equivalents	$ 741,277	$ 623,399	$ 589,763
Equity securities	17,102	9,646	10,661
Total gross investment income	758,379	633,045	600,424
Investment expenses	23,844	22,517	19,478
Net investment income	$ 734,535	$ 610,528	$ 580,946

The following represents an analysis of net realized gains (losses) and the change in unrealized appreciation on investments:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Net realized gains (losses):			
Fixed maturities and short-term investments:			
Gross realized gains	$ 448,923	$ 343,564	$ 254,647
Gross realized losses	(526,276)	(373,651)	(295,117)
Net realized losses	(77,353)	(30,087)	(40,470)
Equity securities:			
Gross realized gains	52,729	126,853	303,503
Gross realized losses	(160,126)	(140,864)	(149,842)
Net realized (losses) gains	(107,397)	(14,011)	153,661
Write down of other investments (see Note 9)	(29,413)	(49,139)	(66,200)
Net realized gain (loss) on sale of investment in affiliate	3	—	(1,901)
Net realized (losses) gains on investments	(214,160)	(93,237)	45,090
Net realized and unrealized (losses) gains on investment derivative instruments	(22,231)	14,638	5,481
Change in unrealized appreciation (depreciation):			
Fixed maturities and short-term investments	478,560	(17,288)	137,628
Equity securities	(59,082)	(69,305)	(231,140)
Deferred (losses) gains on forward contracts	(3,074)	10,281	(9,388)
Investment portfolio of insurance affiliates	(6,623)	1,268	(6,290)
Change in deferred income tax liability	(19,074)	4,040	(9,131)
Net change in unrealized appreciation (depreciation) on investments	390,707	(71,004)	(118,321)
Total net realized gains (losses) and change in unrealized appreciation (depreciation) on investments	$ 154,316	$ (149,603)	$ (67,750)

The net realized losses in 2002 and 2001 included a loss of $251.5 million and $115.5 million, respectively, relating to certain fixed income, equity securities and other investments where the Company determined that there was an other than temporary decline in the value of those investments. The total amount of an other than temporary decline in value in 2002 related to $144.3 million on fixed income securities, $77.8 million on equity securities and $29.4 million on other investments. Of the decline in value of fixed income and equity securities considered to be other than temporary in 2002, approximately 44% was due to investments in the communications sector. The total amount of an other than temporary decline in value in 2001 related to $66.4 million on fixed income and equity investments and $49.1 million on other investments.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. Investments (continued)

The cost (amortized cost for fixed maturities and short-term investments), market value and related unrealized gains (losses) of investments are as follows:

(U.S. dollars in thousands)

December 31, 2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities				
U.S. Government and Government agency	$ 2,065,806	$ 63,081	$ (2,314)	$ 2,126,573
Corporate	6,268,599	295,578	(120,067)	6,444,110
Mortgage-backed securities	3,845,050	63,040	(10,885)	3,897,205
U.S. States and political subdivisions of the States	10,368	897	—	11,265
Non-U.S. Sovereign Government	1,928,704	80,391	(5,601)	2,003,494
Total fixed maturities	$14,118,527	$ 502,987	$ (138,867)	$14,482,647
Short-term investments:				
U.S. Government and Government agency	$ 705,122	$ 286	$ (111)	$ 705,297
Corporate	205,218	2,130	(1,868)	205,480
Non-U.S. Sovereign Government	90,839	1,558	(1,098)	91,299
Total short-term investments	$ 1,001,179	$ 3,974	$ (3,077)	$ 1,002,076
Total equity securities	$ 661,377	$ 503	$ (86,870)	$ 575,010

(U.S. dollars in thousands)

December 31, 2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities:				
U.S. Government and Government agency	$ 1,047,642	$ 19,044	$ (27,034)	$ 1,039,652
Corporate	5,095,415	115,427	(212,385)	4,998,457
Mortgage-backed securities	3,278,103	24,707	(9,733)	3,293,077
U.S. States and political subdivisions of the States	58,978	1,832	(585)	60,225
Non-U.S. Sovereign Government	1,465,430	6,072	(30,986)	1,440,516
Total fixed maturities	$10,945,568	$ 167,082	$ (280,723)	$10,831,927
Short-term investments:				
U.S. Government and Government agency	$ 592,011	$ 1,001	$ (1,099)	$ 591,913
Corporate	419,331	2,218	(400)	421,149
Non-U.S. Sovereign Government	38,673	33	(1,655)	37,051
Total short-term investments	$ 1,050,015	$ 3,252	$ (3,154)	$ 1,050,113
Total equity securities	$ 575,090	$ 42,679	$ (69,964)	$ 547,805

7. Investments (continued)

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(U.S. dollars in thousands)

	December 31, 2002		December 31, 2001	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due after 1 through 5 years	$ 2,811,975	$ 2,877,333	$ 2,173,907	$ 2,164,112
Due after 5 through 10 years	2,922,345	2,993,156	2,415,964	2,331,334
Due after 10 years	4,539,157	4,714,953	3,077,594	3,043,404
Mortgage-backed securities	3,845,050	3,897,205	3,278,103	3,293,077
	$14,118,527	$ 14,482,647	$ 10,945,568	$10,831,927

At December 31, 2002 and 2001, approximately $242.1 million and $328.3 million, respectively, of securities were on deposit with various U.S. state or government insurance departments in order to comply with relevant insurance regulations. The decrease in 2002 from 2001 related primarily to a decrease in required reserves as claim payments relating to the September 11 event have continued to be paid in 2002. As such, the deposits for regulatory requirements decreased.

The Company has two facilities available for the issue of letters of credit collateralized against the Company's investment portfolio with a value of $243.9 million at December 31, 2002 and $169.0 million at December 31, 2001. At December 31, 2002 and 2001, approximately $160.0 million and $120.0 million, respectively, of letters of credit were issued and outstanding under these facilities.

During 2001, $14.8 million of bonds were held in an escrow account in accordance with Internal Revenue Service regulations. During 2002 there was no longer a tax requirement to hold such funds in an escrow account and the funds were released.

8. Investments in Affiliates

The Company's investment in affiliates and equity in net income from such affiliates are summarized below:

(U.S. dollars in thousands)

	December 31, 2002		December 31, 2001		December 31, 2000	
	Carrying Value	Equity in Net Income (Loss) for the Year	Carrying Value	Equity in Net Income (Loss) for the Year	Carrying Value	Equity in Net Income (Loss) for the Year
Investment management companies and related investment funds	$1,576,45	$ 64,662	$ 874,075	$ 80,580	$ 571,022	$ 70,032
Insurance affiliates	173,548	(15,976)	239,269	(5,300)	221,700	4,323
	$1,750,00	$ 48,686	$1,113,344	$ 75,280	$ 792,722	$ 74,355

8. Investments in Affiliates (continued)

The Company has made minority investments ranging from 20% to 30% in several investment fund managers for which the Company paid a total of $142.0 million. The significant investments include Highfields Capital Management LP, a global equity investment firm, Pareto Partners L.P., a currency overlay and fixed income manager, MKP Capital Management, a fixed income investment manager, specializing in mortgage-backed securities, FrontPoint Partners LLC, an integrated alternative asset firm and Stanfield Capital Partners, a credit based asset management firm. The Company has invested in certain closed end funds, certain limited partnerships and similar investment vehicles, including funds managed by these investment fund managers, all of which are included in investment management companies and related investment funds above.

The Company's significant insurance affiliate investments at December 31, 2002 included Annuity and Life Re Holdings Ltd., Sovereign Risk Insurance, Primus Guaranty, Ltd, American Strategic Holdings, and FSA International Ltd, with ownership in those entities at 12%, 49%, 43%, 35%, and 20%. The investment in Primus was not held in 2001.

In certain investments, the carrying value is different from the underlying share of the investee's net assets. The difference represents goodwill on acquisition. Adoption of FAS 142 with effect from January 1, 2002 has resulted in the Company ceasing to amortize goodwill and certain intangible assets. See Note 18(c) for further information.

The equity in net loss of insurance and operating affiliates in 2002 includes a write down of the goodwill component of $13.3 million in the fourth quarter of 2002 due to a significant decline in the book value of Annuity and Life Re Holdings Ltd. ("Annuity and Life Re"). While the market value of Annuity and Life Re's ordinary shares is lower than its book value, the Company believes its carrying value of $43.2 million is appropriate at December 31, 2002, as supported by a discounted cashflow analysis of its underlying contracts performed in conjunction with the U.S. term life contracts novated to the Company from Annuity and Life Re. See Note 27 for further information. The Company believes the discounted cash flow analysis is more reliable than the market value as the Company currently has no plans to sell its investment. However, future losses by Annuity and Life Re may cause the Company to recognize additional losses. The market value of the Company's holding of Annuity and Life Re at December 31, 2002 was $7.3 million.

9. Other Investments

Other investments include strategic investments over which the Company does not have significant influence and whose fair value is generally unquoted. This includes investments in limited partnerships where the Company does not participate in the management of the partnerships, and investments in collateralized debt/equity instruments. Income from other investments was $0.04 million and $5.8 million for the year ended December 31, 2002 and 2001, respectively. See Note 18(b) for further information.

The Company regularly reviews the performance of these other investments.

The Company recorded losses of $29.4 million and $49.1 million in the years ended December 31, 2002 and 2001, respectively, due to other than temporary declines in values of these investments.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Losses and Loss Expenses

Unpaid losses and loss expenses for the Company's general operations are comprised of:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Reserve for reported losses and loss expenses	$ 7,684,716	$ 7,305,629	$2,788,378
Reserve for losses incurred but not reported	5,518,020	4,501,116	2,879,455
Unpaid losses and loss expenses	$ 13,202,736	$11,806,745	$5,667,833

Net losses and loss expenses incurred are comprised of:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Loss and loss expenses payments	$ 4,065,857	$ 2,651,566	$1,910,624
Change in unpaid losses and loss expenses	659,621	3,249,382	625,043
Reinsurance recoveries	(1,398,163)	(2,995,717)	(1,103,108)
Net losses and loss expenses incurred	$ 3,327,315	$ 2,905,231	$1,432,559

The following table represents an analysis of paid and unpaid losses and loss expenses and a reconciliation of the beginning and ending unpaid losses and loss expenses for the years indicated:

(U.S. dollars in thousands)

	2002	2001	2000
Unpaid losses and loss expenses at beginning of year	$11,806,745	$ 5,667,833	$5,369,402
Unpaid losses and loss expenses recoverable	(4,663,693)	(1,339,767)	(831,864)
Net unpaid losses and loss expenses at beginning of year	7,173,052	4,328,066	4,537,538
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:			
Current year	2,927,297	2,729,427	1,827,443
Prior years	400,018	175,804	(394,884)
Total net incurred losses and loss expenses	3,327,315	2,905,231	1,432,559
Exchange rate effects	552,173	60,618	(31,293)
Net loss reserves acquired	189,710	1,696,562	52,932
Less net losses and loss expenses paid in respect of losses occurring in:			
Current year	836,102	633,141	411,685
Prior years	2,010,729	1,184,284	1,251,985
Total net paid losses	2,846,831	1,817,425	1,663,670
Net unpaid losses and loss expenses at end of year	8,395,419	7,173,052	4,328,066
Unpaid losses and loss expenses recoverable	4,807,317	4,633,693	1,339,767
Unpaid losses and loss expenses at end of year	$13,202,736	$11,806,745	$5,667,833

10. Losses and Loss Expenses (continued)

Prior year net losses incurred

The following table presents the net adverse (favorable) development of reserves analyzed by each of the Company's operating segments :

(U.S. dollars in millions)

	2002	2001	2000
Insurance segment	$ 28	$ (78)	$ (456)
Reinsurance segment	385	253	61
Financial products and services	(13)	—	—
Total	$ 400	$ 175	$ (395)

The significant developments in prior loss reserve year estimates for each the years indicated within each of the Company's operating segments is discussed below.

Insurance Segment

During 2002, the Company's net adverse development of $28 million was comprised of an increase in loss reserves of $73 million relating to the September 11 event that was partially offset by a net decrease in the other reserves of $45 million.

The increase in 2002 in the estimate of the ultimate losses relating to the September 11 event of $73 million related primarily to the accident and health business written in the Company's Lloyd's operations. The Company had originally recorded ultimate losses for the September 11 event in the insurance segment of $318 million in 2001 based on management's best estimate at that time. This best estimate was based on an analysis which had been performed to attempt to identify all possible claims and to analyze the magnitude of the potential loss. However, the September 11 event was estimated to have caused the largest man-made insured event in the history of the insurance industry, which made such estimation inherently difficult. In addition, because the timing of the event was relatively close to the end of the year, much of the information received by the Company at that date was preliminary. The increase in the loss reserves occurred in the second quarter of 2002 after the Company received additional information from policyholders with regard to claims relating to their insured employee casualties, including estimates of benefits payable under U.S. workers' compensation statutes. Following receipt of this information, the Company completed an additional review of the reserves for this line of business. As a result of this review, management increased the ultimate loss reserves for this loss event.

The unpaid loss and loss expense reserves for the other insurance reserves at the beginning of 2002 was $4.4 billion. During 2002, the Company decreased the estimate of these reserves by a net amount of $45 million, consisting of a decrease in reserves relating to the excess casualty insurance business of $114 million partially offset by increases in prior year reserves for satellite lines of $30 million and other casualty insurance lines of $39 million. Estimated ultimate loss reserves were reduced for excess casualty insurance based upon lower than expected actual reported loss experience for business written in years 1997 and prior. A lack of available industry data resulted in more actuarial judgment being involved in establishing IBNR loss reserves for this line of business in the earlier years. Estimated loss reserves are then regularly updated to take into account actual claims reported. The adverse development experienced in the satellite lines was due to several satellite malfunctions that caused an increase in actual reported loss activity that was greater than expected. The adverse development for the other casualty lines was for business written in 1999 through 2001. In these years, premium rates for casualty business had declined due to competitive market pressures and in 2002 there was an increase in the size of claims reported that was higher than expected.

10. Losses and Loss Expenses (continued)

The Company did not change its methodology or key assumptions used in 2002 to determine ultimate loss reserves for this or any other line of insurance business written.

During 2001 and 2000, the net favorable prior year loss development of $78 million and $456 million, respectively, related principally to the Company's excess casualty insurance business written. 2001 favorable development related to business written in 1994 through 1997. Favorable development in 2000 related to business written in 1993 through 1998. Similar to 2002, favorable development was due primarily to the judgment required in establishing reserves for this line of business due to the lack of industry data available as described above. The Company did not change its methodology or key assumptions for this business in either 2001 or 2000.

While the Company has experienced favorable development in the high layer excess casualty lines for the last several years, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. Accordingly, it may not be appropriate to extrapolate future redundancies based on the Company's historical results.

Reinsurance Segment

During 2002, the Company's prior year estimate of the year-end 2001 net reserve increased by $385 million. This increase was comprised of an increase of $127 million related to the September 11 event and an increase of $258 million for all other reinsurance reserves.

The increase in estimate for the September 11 event of $127 million related primarily to higher than originally estimated business interruption losses and exposure to potential claims by the Lloyd's Central Guaranty Fund. The increase in estimate was recorded in the second quarter of 2002 following an analysis of additional new information received from the Company's ceding companies with regard to their increased estimates of claims relating to their exposures to the September 11 event. During 2001, the Company had recorded incurred losses for the September 11 event for its reinsurance operations of $442 million. Due to the size and complexity of the loss and the time lag in ceding companies reporting the information to the Company, establishing reserves for this loss within a short time period was difficult.

The increase in estimate for all other reinsurance reserves in 2002 of $258 million related principally to losses on business written in 1997 through (and including) 2000 in the Company's U.S. casualty reinsurance business and for asbestos losses in years prior to 1985. This increase was partially offset by decreases in estimates for losses related to business written in 1985 through 1996 in these same lines of business. The reporting and settlement period for reinsurance casualty business is relatively long and, in some cases, can be up to 30 years or more from the inception date. Moreover, reporting and settlement patterns can vary significantly from year to year. During the years 1998 through 2000, competitive market pressures on pricing caused premium rates for excess casualty business to decline industry wide. For these calendar years, there has been an increase in the number and size of claims reported in 2002. This increase has caused the Company to increase its estimated ultimate reserves for this business. The Company did not change its methodology or key assumptions for determining ultimate loss reserves in 2002.

The Company updated its assumptions for asbestos loss reserves in 2002 to take account of an increase in 2002 in the number and size of the ultimate asbestos claims that the Company anticipates on the policies underwritten during the years 1977 through 1985. These changes were based on recent increases in court filings and settlements on behalf of asbestos claimants. The Company's increase of $30 million in 2002 increased its total net reserves for asbestos and environmental exposures to $66 million, which was less than 1% of the Company's total unpaid loss and loss expenses at December 31, 2002. See further discussion below.

10. Losses and Loss Expenses (continued)

During 2001 and 2000, the Company's prior estimate of the year-end net reserves increased by $253 million and $61 million, respectively. The increase in 2001 related principally to loss estimates for losses occurring in 1998 through (and including) 2000. The increase in 2000 related principally to loss estimates for losses occurring in 1997 through (and including) 1999. Both years' increases related to the Company's casualty reinsurance business. The reasons were the same as those explained above. The Company did not change its methodology or key assumptions in 2001 or 2000. This adverse development was due to an increase in the size and frequency of the reported claims for these lines that was greater than previously expected in the underlying loss reporting patterns used to estimate ultimate losses.

The Company has experienced adverse development in the casualty reinsurance business for the last several years and there can be no assurance that conditions and trends that have affected the development of liabilities in the past will not continue.

Financial Products and Services Segment

During 2002 the Company's prior estimate of the year-end 2001 net reserve of $26 million decreased by $13 million to $13 million as at December 31, 2002. This change in estimate was due entirely to the financial guaranty business written within this segment for losses related to business written in 1998 through and including 2001.

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

Other loss information

In 2001 and 2000, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company's initial assumptions.

The Company's net incurred losses and loss expenses included estimates of actual and potential non-recoveries from reinsurers. As at December 31, 2002 and 2001, the reserve for potential non-recoveries from reinsurers was $47.3 million and $49.7 million, respectively.

Except for certain workers compensation and long term disability liabilities, the Company does not discount its unpaid losses and loss expenses. The Company utilizes tabular reserving for workers compensation unpaid losses that are considered fixed and determinable, and discounts such losses using an interest rate of 7%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities. The tabular reserving methodology results in applying uniform and consistent criteria for establishing expected future indemnity and medical payments (including an explicit factor for inflation) and the use of mortality tables to determine expected payment periods. Tabular unpaid losses and loss expenses, net of reinsurance, at December 31, 2002 and 2001 were $374.5 million and $231.0 million, respectively. The related discounted unpaid losses and loss expenses were $151.7 million and $98.0 million as of December 31, 2002 and 2001, respectively. The amount of the discount credit included as a deduction in net losses and loss expenses incurred was $22.6 million and $9.1 million in 2002 and 2001, respectively.

The nature of the Company's high excess of loss liability and catastrophe business can result in loss payments that are both irregular and significant. Similarly, adjustments to reserves for individual years can be

10. Losses and Loss Expenses (continued)

irregular and significant. Such adjustments are part of the normal course of business for the Company. Conditions and trends that have affected development of liability in the past may not continue in the future. Accordingly, it is inappropriate to extrapolate future redundancies or deficiencies based upon historical experience.

Asbestos and Environmental Related Claims

The Company's reserving process includes a continuing evaluation of the potential impact on unpaid liabilities from exposure to asbestos and environmental claims, including related loss adjustment expenses. Liabilities are established to cover both known and incurred but not reported claims.

A reconciliation of the opening and closing unpaid losses and loss expenses related to asbestos and environmental exposure claims related to business written prior to 1986 for the years indicated is as follows:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Net unpaid losses and loss expenses at beginning of year	$ 33,152	$ 34,747	$ 36,206
Net incurred losses and loss expenses	35,870	2,016	1,053
Less net paid losses and loss expenses	2,892	3,611	2,512
Net increase (decrease) in unpaid losses and loss expenses	32,978	(1,595)	(1,459)
Net unpaid losses and loss expenses at end of year	66,130	33,152	34,747
Unpaid losses and loss expenses at end of year	92,167	60,166	48,133
Gross unpaid losses and loss expenses at end of year	$ 158,297	$ 93,318	$ 82,880

Incurred but not reported losses, net of reinsurance, included in the above table was $33.1 million in 2002, $8.0 million in 2001 and $14.0 million in 2000. Unpaid losses recoverable are net of potential uncollectible amounts.

The Company utilizes industry standard asbestos and environmental claims models to estimate its ultimate liability for these exposures.

As of December 31, 2002, the Company had approximately 537 open claim files for potential asbestos exposures and 515 open claim files for potential environmental exposures on business written prior to 1986. Approximately 44% of the open claim files for both 2002 and 2001 and 45% for 2000 are due to precautionary claim notices. Precautionary claim notices are submitted by the ceding companies in order to preserve their right to receive coverage under the reinsurance contract. Such notices do not contain an incurred loss amount to the Company. The development of the number of open claim files for potential asbestos and environmental claims is as follows:

	Asbestos Claims	Environmental Claims
Total number of claims outstanding at December 31, 2000	374	613
New claims reported in 2001	122	33
Claims resolved in 2001	43	103
Total number of claims outstanding at December 31, 2001	453	543
New claims reported in 2002	117	42
Claims resolved in 2002	33	70
Total number of claims outstanding at December 31, 2002	537	515

10. Losses and Loss Expenses (continued)

The Company's exposure to asbestos and environmental claims arise from policies written, both on a proportional and excess basis, after 1972. The company discontinued writing policies with these exposures in 1985. Business written was across many different policies each with a relatively small contract limit. The Company's recently reported asbestos claims related to both traditional products and premises and operations coverage.

The estimation of loss and loss expense liabilities for asbestos and environmental exposures is subject to much greater uncertainty than is normally associated with the establishment of liabilities for certain other exposures due to several factors, including: i) uncertain legal interpretation and application of insurance and reinsurance coverage and liability; ii) the lack of reliability of available historical claims data as an indicator of future claims development; iii) an uncertain political climate which may impact, among other areas, the nature and amount of costs for remediating waste sites; and iv) the potential of insurers and reinsurers to reach agreements in order to avoid further significant legal costs. Due to the potential significance of these uncertainties, the Company believes that no meaningful range of loss and loss expense liabilities beyond recorded reserves can be established. As the Company's net unpaid loss and loss expense reserves related to asbestos and environmental exposures is less than 1% of the total net reserves at December 31, 2002, further adverse development is not expected to be material to the Company's overall net loss reserves.

11. Reinsurance

The Company utilizes reinsurance and retrocession agreements principally to increase aggregate capacity and to reduce the risk of loss on business assumed. The Company's reinsurance and retrocession agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables and are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements. Under the Company's reinsurance security policy, reinsurers are generally required to be rated A or better by Standard & Poor's ("S&P") or, in the case of Lloyd's syndicates, S&P "Four Bells" and/or B+ from Moody's Investor Service. The Company will consider reinsurers that are not rated or do not fall within the above rating categories on a case-by-case basis.

The effect of reinsurance and retrocessional activity on premiums written and earned from general operations is shown below:

(U.S. dollars in thousands)

	Premiums Written Year Ended December 31			Premiums Earned Year Ended December 31		
	2002	2001	2000	2002	2001	2000
Direct	$ 4,551,889	$2,920,315	$1,688,923	$ 4,020,719	$ 2,750,894	$ 1,456,064
Assumed	3,362,029	1,805,352	1,440,108	2,916,349	1,751,464	1,455,694
Ceded	(1,964,498)	(1,855,296)	(1,012,791)	(1,970,250)	(1,734,825)	(876,518)
Net	$ 5,949,420	$2,870,371	$2,116,240	$ 4,966,818	$ 2,767,533	$ 2,035,240

11. Reinsurance (continued)

The Company recorded reinsurance recoveries on losses and loss expenses incurred of $1.4 billion, $3.0 billion and $1.1 billion for the years ended December 31, 2002, 2001 and 2000, respectively. The Company is the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $1.6 billion at December 31, 2002, collateralizing reinsurance recoverables with respect to certain reinsurers.

The following table presents an analysis of total unpaid losses and loss expenses recoverable between general and life operations for the year ended December 31, 2002:

(U.S. dollars in thousands)

	2002	2001
General operations	$ 4,807,317	$ 4,633,693
Life operations	205,338	—
Total unpaid losses and loss expenses recoverable	$ 5,012,655	$ 4,633,693

Included in unpaid loss and loss expenses recoverable at December 31, 2002 from general operations is an unsecured reinsurance recoverable from Winterthur Swiss Insurance Company (currently rated A by Standard and Poor's) of $514.8 million related to the acquisition of Winterthur International. In addition, approximately $1.8 billion related to reinsurance recoverables for Winterthur International are also guaranteed by Winterthur Swiss Insurance Company.

12. Deposit Liabilities

The Company has entered into certain contracts with cedants that transfer insufficient risk to be accounted for as insurance or reinsurance transactions. These contracts have been recorded as deposit liabilities and are matched by an equivalent amount of investments. The Company has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract, which is reviewed and adjusted periodically based on claims activity and current investment yields.

Guaranteed investment contracts, whereby the Company receives deposits at a contractual interest rate, are recorded at amortized cost. The Company also has investment risk related to its ability to generate sufficient investment income to enable the total invested assets to cover the payment of the estimated ultimate liability. The Company establishes an initial accretion rate at inception of the contract, which is reviewed and adjusted periodically based on claims activity and current investment yields.

Total deposit liabilities are comprised of the following:

(U.S. dollars in thousands)

	Year Ended December 31	
	2002	2001
Reinsurance and insurance deposit liabilities	$ 1,678,649	$ 1,173,991
Guaranteed investment contract deposit liabilities	694,398	39,211
Total deposit liabilities	$ 2,373,047	$ 1,213,202

Interest expense of $65.9 million, $47.9 million and $38.4 million was recorded related to the accretion of reinsurance and insurance deposit liabilities for the years ended December 31, 2002, 2001 and 2000, respectively.

13. Future Policy Benefit Reserves

During 2002, the Company entered into long duration contracts that subject the Company to mortality and morbidity risks and which were accounted for as life premiums earned. Future policy benefit reserves were established using appropriate assumptions for investment yields, mortality, and expenses,including a provision for adverse deviation. The average interest rate used for the determination of the future policy benefits for these contracts was 5.1% per annum at December 31, 2002 and 2001. Total future policy benefit reserves for the year ended December 31, 2002 and 2001 were $2.5 billion and $1.2 billion, respectively. Substantially all of these reserves relate to closed blocks of annuities.

14. Notes Payable and Debt and Financing Arrangements

As at December 31, 2002, the Company had bank, letter of credit and loan facilities available from a variety of sources, including commercial banks, totaling $4.6 billion, (2001: $4.4 billion) of which $1.9 billion (2001: $1.6 billion) of debt was outstanding. In addition, $2.5 billion (2001: $2.0 billion) of letters of credit were outstanding as at December 31, 2002, 6.5%, (2001: 5%) of which were collateralized by the Company's investment portfolio, supporting U.S. non-admitted business and the Company's Lloyd's Syndicates capital requirements.

The financing structure at December 31, 2002 was as follows:

(U.S. dollars in thousands)

Facility	Commitment (1)	In Use/Outstanding (1)
Debt:		
364-day Revolver	$ 500,000	—
7.15% Senior Notes due 2005	99,979	99,979
6.58% Guaranteed Senior Notes due 2011	255,000	255,000
6.50% Guaranteed Senior Notes due 2012	597,123	597,123
Zero Coupon Convertible Debentures due 2021	625,805	625,805
Liquid Yield Option Notes™ due 2021	300,050	300,050
	$ 2,377,957	$ 1,877,957
Letters of Credit:		
7 facilities—total	$ 2,744,051	$ 2,462,544

(1) "Commitment" and "In Use" data represent December 31, 2002 accreted values.

The financing structure at December 31, 2001 was as follows:

(U.S. dollars in thousands)

Facility	Commitment (1)	In Use/Outstanding (1)
Debt:		
364-day Revolver	$ 500,000	—
2 facilities of 5-year Revolvers—total	350,000	350,000
7.15% Senior Notes due 2005	100,000	99,970
6.58% Guaranteed Senior Notes due 2011	255,000	255,000
Zero Coupon Convertible Debentures due 2021	609,692	609,692
Liquid Yield Option Notes™ due 2021	290,147	290,147
Other operating debt	68	68
	$ 2,104,907	$ 1,604,877
Letters of Credit:		
6 facilities—total	$ 2,274,000	$ 2,029,000

(1) "Commitment" and "In Use" data represent December 31, 2001 accreted values.

14. Notes Payable and Debt and Financing Arrangements (continued)

During 2002 and 2001, borrowings under these facilities were $846.8 million and $1.2 billion, respectively, and repayments under the facilities were $600.0 million and $50.0 million, respectively. Borrowings in 2002 were used to pay down two 5-year revolvers and for general corporate purposes. Borrowings in 2001 were used to repurchase $66.4 million of the Company's shares and for general corporate purposes. The total pre-tax interest expense on notes and debt outstanding during the years ended December 31, 2002 and 2001 was $102.2 million and $65.4 million, respectively. Associated with the Company's bank and loan commitments are various loan covenants with which the Company was in compliance throughout the year ended December 31, 2002. These facilities contain various cross default provisions and covenants, including a minimum rating requirement, as further described under "Cross Defaults and Other Provisions In Debt Documents".

The Company issued $100.0 million of 7.15% Senior Notes due November 15, 2005 through a public offering at a price of $99.9 million in 1995.

In April 2001, the Company issued at par $255.0 million of 6.58% Guaranteed Senior Notes due April 2011 through a private placement to institutional investors. Proceeds of the debt were used for general corporate purposes.

In May 2001, the Company issued $1,010.8 million principal amount at maturity (subject to adjustment in the event there is an upward interest adjustment) of Zero Coupon Convertible Debentures ("CARZ") at $593.57 per bond and, unless converted or repaid before their due date of May 2021, they will be repaid in May 2021 at $1,000 per bond, at a total cost of $1.01 billion. The accretion rate is 2.625% per annum on a semi-annual basis or 2.6422% per annum on an annual basis.

In September 2001, the Company also issued $508.8 million principal amount at maturity (subsequently increased to $511.4 million under the provisions of the upward interest adjustment described below) of Liquid Yield Option Notes™ ("LYONs") at an initial price of $565.01 per bond. The LYONs will also be repaid at $1,004.93 each (originally $1,000.00 each but subsequently increased as a result of the accretion rate adjustment described below), unless converted or repaid before their due date of September 2021, at a total cost of $511.4 million. The accretion rate on the LYONs was originally 2.875% per annum on a semi-annual basis or 2.89566% per annum on an annual basis. The accretion rate for the year to September 7, 2003, was increased by 0.5% per annum on a semi-annual basis to a 3.37% on a semi-annual basis and 3.403% per annum on an annual basis as a result of the of the Company's ordinary share price in the 30-day period leading up to the first put date in September 2002. The accretion rates will revert to their original rates in September 2003 unless the contingent additional accretion feature is once again triggered by the Company's ordinary share price performance in a 30-day period leading up to the second put date.

In January 2002, the Company issued $600.0 million par value 6.50% Guaranteed Senior Notes due January 2012. The notes were issued at $99.469 and gross proceeds were $596.8 million. Related expenses of the offering amounted to $7.9 million. Proceeds of the notes were used to pay down two 5-year revolvers of $350.0 million and for general corporate purposes. These credit facilities were subsequently cancelled.

On June 27, 2002, the Company renewed its principal U.S. 364-day letter of credit and credit facility. The combined capacity of the new facility is $2.0 billion of which up to $500.0 million is available in the form of revolving credit. On July 24, 2002, the Company replaced letters of credit provided by the previous owner of the Winterthur International operations with letters of credit issued from its 364-day facility. During September 2002, the Company canceled a secured $150.0 million letter of credit facility that had been unutilized. In November 2002, the Company renewed its unsecured syndicated letter of credit facility that supports its operations at Lloyd's. The renewed facility is denominated in U.K. sterling and was approximately $500.0 million at December 31, 2002.

14. Notes Payable and Debt and Financing Arrangements (continued)

The Company has several letter of credit facilities provided on a syndicated and bilateral basis from commercial banks. These facilities are utilized to support non-admitted insurance and reinsurance operations in the U.S. and capital requirements at Lloyd's. All of the commercial facilities are scheduled for renewal during 2003. In addition to letters of credit, the Company has established insurance trusts in the U.S. that provide cedents with statutory relief required under state insurance regulation in the U.S. It is anticipated that the commercial facilities will be renewed on expiry but such renewals are subject to the availability of credit from banks utilized by the Company. In the event that such credit support is insufficient, the Company could be required to provide alternative security to cedents. This could take the form of additional insurance trusts supported by the Company's investment portfolio or funds withheld using the Company's cash resources. The value of letters of credit required is driven by, among other things, loss development of existing reserves, the payment pattern of such reserves, the expansion of business written by the Company and the loss experience of such business.

Although both the CARZ and LYONs are due to be repaid in 2021, there are several features that may result in the bonds being repaid or converted into the Company's Class A Ordinary Shares before the redemption date. As these features include market-driven features and options available to the Company and bondholders, it is not possible to determine if the bonds will remain outstanding until their scheduled maturity in 2021.

Each of the CARZ and LYONs provide the bondholders the right to require the Company to repurchase the bonds on predetermined dates ("put" dates) at predetermined values as set forth in the relevant indenture. The remaining put dates for the CARZ occur on May 23 of 2004, 2006, 2008, 2011 and 2016. The remaining put dates for the LYONs occur on September 7 of 2003, 2004, 2006, 2008, 2011 and 2016. The Company may, at its option, pay the repurchase price in cash or Class A ordinary shares or a combination thereof.

In addition, each of the CARZ and LYONs provide for a contingent conversion feature that gives the bondholders the right to convert the bonds into the Company's shares at other times during the life of the bonds if the market price of the Company's shares is at certain levels. Accordingly, if the Company's ordinary share price is at least 110% of the accreted conversion price for at least twenty of the thirty days during the relevant conversion period, the bondholders would have the right to convert the bonds into ordinary Shares. If converted for ordinary shares, each CARZ would be converted into 5.9467 ordinary shares and each holder of a LYONs would receive 5.277 ordinary shares. The accreted values would be determined by applying the accretion rate to the initial issue price. In the example of CARZ, the accreted price on May 23, 2003 will be $625.36 determined by adding two year's accretion of 2.6422% per annum on an annual basis to the original issue price of $593.57.

The holders of each of the CARZ and LYONs also have the right to convert the bonds for ordinary shares in the event that the trading price of the bonds for a predetermined period falls below 95% of the value of the equivalent number of ordinary shares, provided however, if the ordinary shares are trading at a predetermined premium to the accreted price of the bonds, holders may receive cash, ordinary shares or a combination thereof in lieu of ordinary shares upon conversion.

These bonds also provide for interest rates to be adjusted in the event that the Company's ordinary share price falls below levels specified in the relevant indenture relative to the conversion price.

In addition, in the event that the credit ratings assigned to the bonds by S&P fall below BBB+, the bonds would be convertible into ordinary shares at 5.9467 ordinary shares per CARZ and 5.277 ordinary shares per LYONs. The rating assigned to the bonds at the time of issue was A+. Some corporate transactions, such as a change of control of the Company, would give the bondholders the right to require the Company to repurchase the bonds at the accreted value of the bonds at that time.

14. Notes Payable and Debt and Financing Arrangements (continued)

The bonds become immediately due if an event of default occurs and 25% or more of the bondholders demand repayment of the accreted value at the time of such event. Such an event of default would include failure to pay amounts due on the notes, an event of default occurring under the Company's other credit facilities, or certain other events such as bankruptcy or insolvency of the Company. Further descriptions of the events of defaults are contained in the indentures and consequences to the Company are described under "Cross Default and Other Provisions in Debt Documents".

The bonds are also callable as the Company has the right to redeem the bonds for cash, in full or in part, at their accreted value at any time after May 23, 2004, in the case of the CARZ, and September 7, 2004, in the case of the LYONs.

The puts and the interest rate adjustment features embedded in the CARZ and LYONs are considered derivatives and are subject to fair value. There is currently minimal value ascribed to the puts, as the contingent events of these features are considered unlikely to occur or to the interest rate adjustment feature due to the current trading value of the bonds. Due to the contingent nature of the conversion features of these debt securities, there is no impact on fully diluted earnings (loss) per ordinary share at this time.

Total pre-tax interest expense on the borrowings described above was $102.2 million, $65.4 million and $32.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Associated with the Company's bank and loan commitments are various covenants that include, among other things, the requirement to maintain a minimum credit and financial strength rating and a minimum amount of consolidated shareholders' equity. The Company was in compliance with these covenants throughout the three years ended December 31, 2002.

Cross-Default and Other Provisions in Debt Documents

In general, all of the Company's bank facilities, indentures and other documents relating to the Company's outstanding indebtedness (collectively, the "Company's Debt Documents"), as described above, contain cross default provisions to each other and the Company's Debt Documents (other than the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures) contain affirmative covenants. These covenants provide for, among other things, minimum required ratings of the Company's insurance and reinsurance operating subsidiaries (other than its AAA financial guaranty companies) and the level of secured indebtedness in the future. In addition, generally each of the Company's Debt Documents provide for an event of default in the event of a change of control of the Company or some events involving bankruptcy, insolvency or reorganization of the Company. The Company's credit facilities and the 6.58% Guaranteed Senior Notes also contain minimum consolidated net worth covenants.

Under the Company's 364-day facility, five-year credit facilities and ten-year private placement notes described above, in the event that the Company fails to maintain a claims paying rating of at least A from A.M. Best or the Company's insurance and reinsurance rated operating subsidiaries (other than its AAA financial guaranty companies) fail to maintain a rating of at least A from S&P, an event of default would occur.

Each of the LYONs, CARZ and 6.5% Guaranteed Senior Notes indentures contains a cross default provision. In general, in the event that the Company defaults in the payment of indebtedness in the amount of $50.0 million or more, an event of default would be triggered under both the LYONs and 6.5% Guaranteed Senior Notes indentures. Under the CARZ indenture, in the event that the Company defaults in the payment of indebtedness in the amount of $100.0 million or more, an event of default would be triggered.

14. Notes Payable and Debt and Financing Arrangements (continued)

Given that all of the Company's Debt Documents contain cross default provisions, this may result in all holders declaring such debt due and payable and an acceleration of all debt due under those documents. If this were to occur, the Company may not have funds sufficient at that time to repay any or all of such indebtedness.

In addition, the Company's unsecured Lloyd's letter of credit facility provides that, in the event that the Company's insurance and reinsurance rated operating subsidiaries fall below A (as generally measured by the lower of the financial strength rating from A.M. Best or S&P at any time), the facility would then be required to be fully secured by the Company, at which time the Company would be required to either (i) provide an amount in cash to cover an amount equal to the aggregate letters of credit outstanding at that time or (ii) deposit assets in trust securing 105% of the aggregate letters of credit outstanding at that time. If this were to occur, the Company may not be able to provide the collateral required in order to maintain this facility.

15. Derivative Instruments

The Company enters into derivative instruments for both risk management and trading purposes. The Company is exposed to potential loss from various market risks, and manages its market risks based on guidelines established by management. These derivative instruments are carried at fair value with the resulting gains and losses recognized in income in the period in which they occur.

In 2002, the Company amended the presentation of its derivative transactions in the consolidated statements of income to include the change in fair value of all of its derivative transactions in one line item under "net realized and unrealized (losses) gains on derivative instruments". Previously, certain components of the change in fair value were included in "net premiums earned, net losses and loss expenses incurred and fee and other income". There was no effect on net income for this change and prior period results have been reclassified to reflect this change.

The following table summarizes these instruments and the effect on net income in the years ended December 31, 2002, 2001 and 2000:

(U.S. dollars in thousands)

	2002	2001	2000
Credit default swaps	$ (46,137)	$ (19,426)	$ 15,924
Weather and energy risk management products	16,607	16,556	—
Investment derivatives	(22,231)	14,638	5,481
Net realized and unrealized (losses) gains on derivatives	$ (51,761)	$ 11,768	$ 21,405

(a) Credit Default Swaps

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. Effective January 1, 2001, the Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. In 2001 and 2000, the change in fair value was split between net premiums earned, net losses and loss expenses incurred and net realized and unrealized (losses) gains on derivative instruments. In 2002, the change in fair value is all included in net realized gains and losses on derivatives. Prior period results have been reclassified to reflect this change.

15. Derivative Instruments (continued)

Credit default swaps generally cover a portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the originator of the transaction to participate in the risks. The Company generally participates in senior or higher quality rated tranches of a risk, but may participate in the primary layer in very limited instances.

The Company fair values transactions related to the primary layers of credit default swaps using a model that calculates the net present value of the premiums and expected losses based on assumptions regarding interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. The change in fair value recorded for transactions pertaining to primary layers for the year ended December 31, 2002 and 2001 was a loss of $16.2 million and a gain of $8.1 million, respectively.

Credit default swaps where the Company participates in the higher quality rated tranches are considered, in substance, financial guaranty transactions as the Company intends to hold them to maturity. Since the Company underwrites all financial guaranty transactions in the expectation of not incurring a loss, the net present value method described above is not considered appropriate. The rated tranches are therefore fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio. The change in fair value recorded for the rated tranches was a loss of $29.9 million and $27.5 million for the years ended December 31, 2002 and 2001 respectively, and a gain of $15.9 million in the year ended December 31, 2000. In accordance with FAS 133, the Company recorded a transition adjustment to recognize the difference between the carrying values and the fair values of the credit default swaps at January 1, 2001. This adjustment was not significant.

(b) Weather and Energy Derivatives

Weather and energy derivatives are recorded at fair value with the changes in fair value included in "net realized and unrealized (losses) gains on derivative instruments". Fair value is determined through the use of quoted market prices where available. Where quoted market prices are unavailable, the fair values are estimated using available market data and internal pricing models based upon consistent statistical methodologies. Estimating fair value of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the contracts. The amounts could be materially different from the amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near-term and reflect management's best estimate based on various factors including, but not limited to, actual and forecasted weather conditions, changes in interest rates and other market factors.

The change in fair value recorded for the weather and energy derivatives was a gain of $16.6 million and $16.6 million for the year ended December 31, 2002 and 2001, respectively.

(c) Investment Derivatives, Including Embedded Derivatives

Foreign Currency Exposure Management

The Company uses foreign exchange contracts to manage its exposure to the effects of fluctuating foreign currencies on the value of certain of its foreign currency fixed maturities and equity investments. These contracts are not designated as specific hedges for financial reporting purposes and therefore, realized and unrealized gains and losses on these contracts are recorded in income in the period in which they occur. These contracts generally have maturities of three months or less. In addition, where the Company's investment managers believe potential gains exist in a particular currency, a forward contract may not be entered into. At December 31, 2002 and 2001, forward foreign exchange contracts with notional

15. Derivative Instruments (continued)

principal amounts totaling $30.2 million and $45.5 million, respectively were outstanding. The fair value of these contracts as at December 31, 2002 and 2001 was $28.6 million and $45.7 million, respectively, with unrealized losses $1.6 million in 2002 and $0.1 million in 2001. For the years ended December 31, 2002 and 2001, realized losses of $3.4 million and a gain of $5.3 million, respectively, and unrealized losses of $0.8 million and $2.3 million, respectively, were recorded in net realized and unrealized gains and losses on derivative instruments.

Derivative Financial Instruments – Hedges

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risks associated with guaranteed investment contracts. The Company uses interest rate swaps to convert certain liabilities from a fixed rate to a variable rate of interest (fair value hedge), and to convert a variable rate of interest from one basis to another (cash flow hedge). The Company formally documents all relationships between the hedging instruments and hedged items and links the hedge to specific liabilities. The Company assesses the effectiveness of the hedge, both at inception and on an on-going basis and determines whether the hedge is highly effective in offsetting changes in fair value or cash flows of the linked hedged item.

At December 31, 2002, contracts with a notional amount of $259.0 million were in a $1.1 million net unrealized gain position. As a result of the fair value hedges, deposit liabilities were reduced by $0.74 million at December 31, 2002. The ineffective portion of the hedge amounted to $0.06 million and the reduction in interest expense as a result of the hedges amounted to $0.18 million for the year ended December 31, 2002.

The Company is exposed to credit risk in the event of non-performance by the other parties to the forward contracts. The difference between the notional principal amounts and the associated market value is the Company's maximum credit exposure.

Financial Market Exposure

The Company also uses bond and stock index futures to add value to the portfolio where market inefficiencies are believed to exist, to equitize cash holdings of equity managers and to adjust the duration of a portfolio of fixed income securities to match the duration of related deposit liabilities. These instruments are marked to market on a daily basis and changes in fair values are recorded through net realized and unrealized gains and losses on derivative instruments. The Company measures potential losses in fair values using various statistical techniques.

Other Investment Derivatives

The Company holds warrants in conjunction with certain of its other investments. These warrants are recorded at fair value based on quoted market prices. At December 31, 2002, the Company recorded a loss of $16.7 million, and a gain of $13.6 million for 2001. This related to the change in fair value of these warrants. The primary reason for the loss in 2002 was the decline in fair value of the Mutual Risk Management Ltd warrants of $11.6 million in 2002.

In 2002, the Company entered into a treasury rate lock agreement with the underwriters of the 6.50% Guaranteed Senior Notes due 2012, (2001: 6.58% Guaranteed Senior Notes due 2011). The Notes were priced using a margin over the yield of a U.S. Treasury note with a similar maturity. The treasury rate lock agreement was designed to eliminate underlying pricing risk of the Company's debt that would have resulted from an increase in the yield of the comparable U.S. Treasury issue between the initiation of the transaction and the pricing of the transaction. The total cost of the hedge was $4.2 million. In 2001, a loss of $5.6 million was recorded in net realized and unrealized gains and losses related to the cancellation of the treasury lock agreement due to the September 11, 2002 event.

16. Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) both indirectly and directly in the ordinary course of the Company's business. At the transactional level, the Company provides various forms of credit enhancement including financial guaranty insurance and reinsurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and structured single risk based obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through variable interest entities. In synthetic transactions, the Company guarantees payment obligations of counterparties including special purpose vehicles under credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance or enters into a credit default swap of the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

In February 2003, the Company entered into an aggregate of $300.0 million of commercial paper-based credit facilities (the "Credit Facilities") and expects to increase these facilities to $500.0 million later in 2003. The proceeds of advances under the Credit Facilities were used to fund a trust account ("Trust") to collateralize the reinsurance obligations of the Company under an intercompany quota share reinsurance agreement. The issued securities and the Company's repayment obligations will be recorded as a net balance on the Company's balance sheet because the Company has a contractual legal right of offset. In the event that in the future the Company were to not have the right to offset such assets (as, for example, would be the case if the assets in the Trust were withdrawn in order to satisfy the Company's reinsurance obligations or if lender-issued securities could not be held in the Trust because they did not qualify as permitted assets under the trust agreement), then all or a portion of the assets in the Trust and the Company's repayment obligations under the Credit Facilities would be required to be included as assets and liabilities on a gross basis, respectively, on the Company's balance sheet.

Effective July 1, 2003 the Company may be required to consolidate up to $2.4 billion of assets and liabilities relating to the following variable interest entities due to its level of variable interest retained by the company and its related parties. Management is assessing alternatives with regards to restructuring these entities in order to mitigate this result and any impact on its financial covenants.

The Company has an investment in an asset backed commercial paper conduit that invests funds provided through a commercial paper and a Euro Medium Term Note program. The assets of this company are guaranteed by an unrelated third party, subject to a $25.0 million deductible. The Company has invested in a $30.0 million subordinate note which is the Company's maximum exposure to loss as a result of its involvement with this variable interest entity. The Company could experience a loss in the event that the assets of the underlying commercial paper conduit do not perform as expected. The investment company has assets and liabilities of approximately $950.0 million at December 31, 2002 and 2001.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands of which the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $715.0 million as at December 31, 2002. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $544.1 million of policy limits as of December 31, 2002. The Company could experience a loss in the event that the underlying assets do not perform as expected.

16. Variable Interest Entities (continued)

The Company has a residual interest in an asset backed securities collateralized bond obligation ("CBO"). The CBO has assets of $304.9 million and liabilities of $289.4 million as of December 31, 2002. Through the Company's investment in the CBO's preferred shares, the Company's maximum exposure to loss as a result of its investment in this variable interest entity was $3.3 million as at December 31, 2002. The Company also has indirect exposure to loss through its investment in affiliates. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

The Company has an investment in the junior notes of a collateralized debt obligation ("CDO"). The Company also issued financial guaranties for the senior notes of the CDO. As of December 31, 2002, the CDO had assets of $452.7 million and liabilities of $395.6 million and the Company's maximum exposure to loss as a result of its investment in this variable interest entity was approximately $425.0 million. The Company could experience a loss in the event that the cash flows relating to the underlying assets are not collected as expected.

17. Exposures Under Guaranties

The Company provides and reinsures financial guaranties issued to support public and private borrowing arrangements. Financial guaranties are conditional commitments that guarantee the performance of an obligor to a third party, typically the timely repayment of principal and interest. The Company's potential liability in the event of non- payment by the issuer of the insured obligation is represented by its proportionate share of the aggregate outstanding principal and interest payable ("insurance in force") on such insured obligation. In synthetic transactions, the Company guarantees payment obligations of counterparties under credit default swaps. The unearned premium reserve balance for such guarantees totaled approximately $215.4 million and $100.6 million at December 31, 2002 and 2001 respectively. The range of maturity of the insured obligations is one to thirty five years. The Company does not record a carrying value for future installment premiums as they are recognized over the term of the contract.

The Company manages its exposures to underwriting risk on these transactions through a structured process which includes but is not limited to detailed credit analysis, review of and adherence to underwriting guidelines and the use of reinsurance. The Company has also implemented surveillance policies and procedures to monitor its exposure throughout the life of the transactions. In addition, the structures of the transactions are such that the insured obligation is backed by a stream of cash flows, pools of assets or some other form of collateral. This collateral would typically become the Company's upon the payment of a claim by the Company.

The following table presents financial guaranty aggregate insured portfolios at December 31, 2002 where the net par outstanding was $36.4 billion, which includes credit default swap exposures of $8.7 billion. The liability for these credit default swaps has a carrying value of $160.3 million.

	Net Par Outstanding	% of Total
Credit Quality:		
AAA	$ 10,275	28.2%
AA	4,044	11.1%
A	9,354	25.7%
BBB	12,434	34.1%
BB and below	309	0.9%
Total	$ 36,416	100.0%

17. Exposures Under Guaranties (continued)

		Net Par Outstanding	% of Total
Geographic:			
United States	$	28,383	77.9%
United Kingdom		1,697	4.7%
Brazil		1,179	3.2%
Mexico		781	2.1%
International		1,097	3.0%
Other (1)		3,279	9.1%
Total	$	36,416	100.0%

(1) Other includes Canada, France, Germany, Korea, Chile, Australia, Japan, Portugal, El Salvador, Jamaica, Panama, Costa Rica, Qatar, New Zealand and Spain.

		Net Par Outstanding	% of Total
Sector Allocation:			
Collateralized Debt Obligations	$	12,148	33.4%
Consumer Assets		8,240	22.6%
Public Finance		9,845	27.0%
Other Single Risk		5,023	13.8%
Other Structured Finance		418	1.1%
Commercial Assets		742	2.1%
Total	$	36,416	100.0%

18. Commitments and Contingencies

(a) Concentrations of Credit Risk

The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by rating agencies. The credit approval process involves an assessment of factors including, among others, the counterparty, country and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty.

The areas where significant concentrations of credit risk may exist include unpaid losses and loss expenses recoverable and reinsurance balances receivable (collectively "reinsurance assets"), investments and cash and cash equivalent balances. The Company's reinsurance assets at December 31, 2002 amounted to $6.3 billion and resulted from reinsurance arrangements in the course of its operations. A credit exposure exists with respect to reinsurance assets as they may be uncollectible. The Company manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and if necessary, the Company may hold collateral in the form of funds, trust accounts and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis.

18. Commitments and Contingencies (continued)

(a) *Concentrations of Credit Risk* (continued)

In addition, the Company underwrites a significant amount of its general insurance and reinsurance business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations with respect to the payments of insurance and reinsurance balances to the Company. During 2002, 2001 and 2000, approximately 23%, 23% and 22%, respectively, of the Company's consolidated gross written premiums from general operations were generated from or placed by Marsh & McLennan Companies. During 2002, 2001 and 2000, approximately 17% 16% and 16%, respectively, of the Company's consolidated gross written premiums from general operations were generated from or placed by AON Corporation and its subsidiaries. Both of these companies are large, well established companies and there are no indications that either of them is financially troubled. No other broker and no one insured or reinsured accounted for more than 10% of gross premiums written from general operations in each of the three years ended December 31, 2002.

The Company's available for sale investment portfolio is managed by external managers in accordance with guidelines that have been tailored to meet specific investment strategies, including standards of diversification, which limit the allowable holdings of any single issue. The Company did not have an aggregate investment in a single entity, other than the U.S. government, in excess of 10% of the Company's shareholders' equity at December 31, 2002 and 2001.

In connection with its acquisition of Winterthur International in July 2001, in an all cash transaction, the Company has recorded a total recoverable from Winterthur Swiss Insurance Company (the "Seller") of $645.7 million at December 31, 2002 based on provisions of the sale and purchase agreement between the parties ("SPA").

The Company paid to the Seller $405.6 million at closing for Winterthur International based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at December 31, 2000 and the price is subject to final determination based on the audited U.S. GAAP financial statements of the acquired Winterthur International operations as at June 30, 2001 (the "Completion Financials"). By the terms of the SPA, the Seller is required to deliver the Completion Financials to the Company but has not done so to date. The Company expects the Seller to deliver the Completion Financials later in 2003 or to agree with the Seller to an alternative method for determining the final purchase price.

The SPA provides the Company with post-closing protection with respect to adverse development of loss and unearned premium reserves relating to the acquired Winterthur International operations. This protection is based upon actual net loss experience and development over a three year post-closing seasoning period based on loss development experience, collectible reinsurance, reinsurance recoveries and certain other factors set forth in the SPA. The SPA provides for arbitration should the Seller and the Company disagree on the final amounts due thereunder. In the event such arbitration is commenced in the future, the Company may recognize an impairment if the amount determined to be due to the Company in such arbitration was less than the carrying value of the SPA recovery balance deemed due from the Seller. An impairment also may result in the event that the Company and the Seller agree on an amount that is less than the amount shown as a recovery in the Company's financial statements or to the extent that any amount proves to be uncollectible from the Seller for any reason.

18. Commitments and Contingencies (continued)

(b) Other Investments

The Company has commited to invest in several limited partnerships and collateralized debt/equity investments as part of its overall corporate strategy. The Company has commitments which include potential additional add-on clauses, to invest a further $21.0 million over the next five years.

(c) Investments in Affiliates

The Company owns a minority interest in certain closed-end funds, certain limited partnerships and similar investment vehicles, including funds managed by those companies. The Company has commitments, which include potential additional add-on clauses, to invest a further $203.1 million over the next five years.

(d) Properties

The Company rents space for its offices under leases that expire up to 2017. Total rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $30.4 million, $18.9 million and $18.3 million, respectively. Future minimum rental commitments under existing leases are expected to be as follows:

(U.S. dollars in thousands)

Year Ended December 31:	
2003	$ 28,141
2004	26,599
2005	24,325
2006	22,731
2007	21,265
2008 – 2017	145,890
Total minimum future rentals	$ 268,951

(e) Tax Matters

The Company is a Cayman Islands corporation and, except as described below, neither it nor its non-U.S. subsidiaries have paid United States corporate income taxes (other than withholding taxes on dividend income) on the basis that they are not engaged in a trade or business or otherwise subject to taxation in the United States. However, because definitive identification of activities which constitute being engaged in trade or business in the United States is not provided by the Internal Revenue Code of 1986, regulations or court decisions, there can be no assurance that the Internal Revenue Service will not contend that the Company or its non-U.S. subsidiaries are engaged in trade or business or otherwise subject to taxation in the United States. If the Company or its non-U.S. subsidiaries were considered to be engaged in trade or business in the United States (and, if the Company or such subsidiaries were to qualify for the benefits under the income tax treaty between the United States and Bermuda or Ireland, such businesses were attributable to a "permanent establishment" in the United States), the Company or such subsidiaries could be subject to U.S. tax at regular tax rates on its taxable income that is effectively connected with its U.S. trade or business plus an additional 30% "branch profits" tax on such income remaining after the regular tax, in which case there could be a significant adverse effect on the Company's results of operations and financial condition.

19. Share Capital

(a) *Authorized and Issued*

The authorized share capital is 999,990,000 ordinary shares of a par value of $0.01 each. Holders of Class A ordinary shares are entitled to one vote for each share. In June 2000, the Company's Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. All shares in issue at December 31, 2002 are Class A ordinary shares.

The following table is a summary of Class A ordinary shares issued and outstanding (in thousands):

	Year Ended December 31		
	2002	2001	2000
Balance—beginning of year	134,734	125,020	127,807
Exercise of options	1,096	1,812	2,247
Issue of restricted shares	220	235	40
Issue of shares—Employee stock purchase plan	47	–	–
Repurchase of shares	(34)	(1,533)	(5,074)
Issue of shares	—	9,200	—
Balance—end of year	136,063	134,734	125,020

The Company issued 9.2 million shares during November 2001 at a price of $89.00 per share to support capital requirements subsequent to the September 11 event. Net proceeds received were $787.7 million.

In August 2002, the Company issued 9.2 million 8.00% Series A Preference Ordinary Shares at $25 per share. Gross proceeds were $230.0 million and related expenses were $7.2 million. Upon dissolution of the Company, the holders of the Preference Shares would be entitled to receive a liquidation preference of $25 per share, plus accrued and unpaid dividends. Dividends on the Preference Shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Preference Shares on or after August 14, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the Preference Shares before August 14, 2007 at specified redemption prices, plus accrued and unpaid dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Preference Shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Preference Shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

In November 2002, the Company issued 11.5 million 7.625% Series B Preference Ordinary Shares at $25 per share. Gross proceeds were $287.5 million and related expenses were $9.1 million. Upon dissolution of the Company, the holders of the Preference Shares would be entitled to receive a liquidation preference of $25 per share, plus accrued and unpaid dividends. Dividends on the Preference Shares are cumulative from the date of original issuance and are payable when declared. The Company may redeem the Preference Shares on or after November 18, 2007, at a redemption price of $25 per share. The Company may, under certain circumstances, redeem the Preference Shares before November 18, 2007 at

19. Share Capital (continued)

specified redemption prices, plus accrued and unpaid dividends. These circumstances include an amalgamation, consolidation or other similar transaction involving the Company in which the Preference Shares are entitled to a class vote ($26 per share redemption price), or a change in tax laws that requires the Company to pay additional amounts with respect to the Preference Shares ($25 per share redemption price). The proceeds were used for general corporate purposes.

(b) Share Repurchases

The Company has had several stock repurchase plans as part of its capital management program. On January 9, 2000, the Board of Directors authorized the repurchase of shares up to $500.0 million. During 2001, the Company repurchased 1.5 million ordinary shares at a total cost of $116.9 million, or an average cost of $76.40 per ordinary share. During 2000, the Company repurchased 5.1 million ordinary shares at a total cost of $247.7 million, or an average cost of $48.82 per ordinary share. The Company has repurchased shares from employees and directors in relation to share swaps on option exercises and withholding tax on restricted stock.

(c) Stock Plans

The Company's long term stock plan, the 1991 Performance Incentive Program, as amended and restated effective May 10, 2002, provides for grants of non-qualified or incentive stock options, restricted stock awards and stock appreciation rights ("SARs"). The plan is administered by the Company and the Compensation Committee of the Board of Directors. Stock options may be granted with or without SARs. Grant prices are established at the fair market value of the Company's common stock at the date of grant. Options and SARs have a life of not longer than ten years and vest as set forth by the Compensation Committee at the time of grant. Options currently vest annually over three or four years from date of grant.

Restricted stock awards issued under the 1991 Performance Incentive Program plan vest over such periods as the Compensation Committee may approve. These shares contained certain restrictions, prior to vesting, relating to, among other things, forfeiture in the event of termination of employment and transferability. As the shares are issued, deferred compensation equivalent to the fair market value on the date of the grant is charged to shareholders' equity and subsequently amortized over the vesting period. Restricted stock issued under the plan totaled 225,960 shares, 227,795 shares and 77,472 shares in 2002, 2001 and 2000, respectively. Restricted stock awards granted by NAC prior to the merger amounted to 3,627 shares in 1999. Vesting for restricted stock awards generally occurs over a four to six year period.

All options granted to non-employee directors are granted under the 1991 Performance Incentive Program. All options vest immediately on the grant date. Directors may also make an irrevocable election preceding the beginning of each fiscal year to defer cash compensation that would otherwise be payable as his or her annual retainer in increments of $5,000. The deferred payments are credited in the form of ordinary shares calculated by dividing 110% of the deferred payment by the market value of the Company's stock at the beginning of the fiscal year. These shares are distributed under the terms of the plan. Shares issued under the plan totaled 3,622, 4,240 and 8,179 in 2002, 2001 and 2000, respectively.

A second stock plan is provided for the directors that grants share units equal to their annual retainer divided by market price of the Company's ordinary stock on January 1 of each year. These units receive dividends in the form of additional units equal to the cash value divided by the market price on the payment date. Stock units totaling 6,659, 7,318 and 12,903 were issued in 2002, 2001 and 2000, respectively. Total units are granted as shares upon retirement.

19. Share Capital (continued)

Following the merger with NAC, new option plans were created in the Company to adopt the NAC plans. Options generally have a five or six year vesting schedule, with the majority expiring ten years from the date of grant; the remainder having no expiration. A stock plan is also maintained for non-employee directors. Options expire ten years from the date of grant and are fully exercisable six months after their grant date.

In 1999, the Company adopted the 1999 Performance Incentive Plan under which 1,250,000 options were available and issued to employees who were not directors or executive officers of the Company.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation." Had the Company adopted the accounting provisions of FAS 123, compensation costs would have been determined based on the fair value of the stock option awards granted in 2002, 2001 and 2000, and net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Net income (loss) available to ordinary shareholders—as reported	$ 395,951	$ (576,135)	$ 506,352
Net income (loss) available to ordinary shareholders—pro-forma	$ 342,160	$ (615,868)	$ 481,560
Basic earnings (loss) per ordinary share and ordinary share equivalent—as reported	$ 2.92	$ (4.55)	$ 4.07
Basic earnings (loss) per ordinary share and ordinary share equivalent —pro-forma	$ 2.52	$ (4.86)	$ 3.87
Diluted earnings (loss) per ordinary share and ordinary share equivalent —as reported	$ 2.88	$ (4.55)	$ 4.03
Diluted earnings (loss) per ordinary share and ordinary share equivalent —pro-forma	$ 2.49	$ (4.86)	$ 3.83

The Company plans to record stock option expense for options granted subsequent to January 1, 2003 in accordance with transition guidance provided by FAS 148.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the "ESPP") was approved by the shareholders of the Company on May 10, 2002. The ESPP is administered by a committee which consists of members of the Compensation Committee of the Company's Board of Directors. The ESPP has two offering periods a year with the first period commencing on July 1, 2002. All employees are eligible to participate in the ESPP provided they have been employed by the Company at least one month prior to the start of the offering period and they do not hold more than 5% of the Company's total stock, including stock acquired in the current period. Employees can invest up to 20% of their total monthly cash compensation towards the purchase of the Company's shares up to a total market value of U.S. $25,000. The total number of shares purchased in any offering period cannot exceed 1,000 shares. Employees who enroll in the ESPP may purchase the Company's shares at a 15% discount on the lesser of the market price at the beginning or at the end of the six months. Once purchased, employees can sell or transfer their shares to someone else's name only during an Open Trading Window. Participants in the ESPP are eligible to receive dividends on the

19. Share Capital (continued)

Company's shares. A total of 1,255,000 ordinary shares may be issued under the ESPP. The number of share issued at December 31, 2002 was 47,399.

(d) FAS 123 Pro Forma Disclosure

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	2.00%	2.26%	3.58%
Risk free interest rate	4.58%	4.65%	5.04%
Expected volatility	30.9%	26.01%	25.77%
Expected lives	5.0 years	5.0 years	7.5 years

Total stock based compensation expensed, which related to amortization of restricted stock, was $14.3 million, $10.4 million and $9.5 million in 2002, 2001 and 2000, respectively.

(e) Options

Following is a summary of stock options and related activity:

(U.S. dollars in thousands, except per share amounts)

	2002		2001		2000	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding—beginning of year	9,194,132	$ 61.10	8,163,017	$ 51.09	10,282,723	$ 46.50
Granted	3,460,149	$ 92.36	3,089,999	$ 79.42	579,852	$ 49.95
Exercised	(1,010,849)	$ 51.17	(1,943,966)	$ 47.61	(2,515,774)	$ 31.48
Cancelled	(445,366)	$ 71.07	(114,918)	$ 66.26	(183,784)	$ 61.80
Outstanding—end of year	11,198,066	$ 71.31	9,194,132	$ 61.10	8,163,017	$ 51.09
Options exercisable	6,068,326		5,021,748		5,034,693	
Options available for grant	10,451,872	*	5,915,430	*	9,904,918	*

* Available for grant includes shares that may be granted as either stock options or restricted stock.

19. Share Capital (continued)

The following table summarizes information about the Company's stock options (including stock appreciation rights) for options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Average Exercise Price	Average Remaining Contractual Life	Number of Options	Average Exercise Price
$18.75 - $27.46(1)	142,954	$ 21.63	1.4 years	142,954	$ 21.63
$28.97 - $43.25(2)	975,155	$ 37.38	3.2 years	965,555	$ 37.33
$44.00 - $64.69	3,028,922	$ 52.87	5.8 years	2,891,998	$ 52.94
$66.50 - $96.56	7,051,035	$ 84.92	8.2 years	2,067,819	$ 78.10
$18.75 – $96.56	11,198,066	$ 71.31	7.1 years	6,068,326	$ 58.27

(1) Includes 25,732 options outstanding and exercisable, with an average exercise price of $23.85 that have no expiration date. These options are not included in the calculation of the average remaining contractual life.

(2) Includes 22,779 options outstanding and exercisable, with an average exercise price of $37.23 that have no expiration date. These options are not included in the calculation of the average remaining contractual life.

(f) Voting

The Company's Articles of Association restrict the voting power of any person to less than approximately 10% of total voting power.

(g) Share Rights Plan

Rights to purchase Class A ordinary shares ("the Rights") were distributed as a dividend at the rate of one Right for each Class A ordinary share held of record as of the close of business on October 31, 1998. Each Right entitles holders of Class A ordinary shares to buy one ordinary share at an exercise price of $350. The Rights would be exercisable, and would detach from the Class A ordinary shares, only if a person or group were to acquire 20% or more of the Company's outstanding Class A ordinary shares, or were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 20% or more of Class A ordinary shares. Upon a person or group without prior approval of the Board acquiring 20% or more of Class A ordinary shares, each Right would entitle the holder (other than such an acquiring person or group) to purchase Class A ordinary shares (or, in certain circumstances, Class A ordinary shares of the acquiring person) with a value of twice the Rights exercise price upon payment of the Rights exercise price. The Company will be entitled to redeem the Rights at $0.01 per Right at any time until the close of business on the tenth day after the Rights become exercisable. The Rights will expire at the close of business on September 30, 2008, and do not have a fair value. The Company has reserved 119,073,878 Class A ordinary shares being authorized and unissued for issue upon exercise of Rights.

20. Retirement Plans

The Company maintains both defined contribution and defined benefit retirement plans, which vary for each subsidiary. Plan assets are invested principally in equity securities and fixed maturities.

20. Retirement Plans (continued)

The Company has a qualified defined contribution plan which is managed externally and whereby employees and the Company contribute a certain percentage of the employee's gross salary into the plan each month. The Company's contribution generally vests over 5 years. The Company's expenses for its qualified contributory defined contribution retirement plans were $22.2 million, $9.7 million and $7.4 million in the years ended December 31, 2002, 2001 and 2000, respectively.

A qualified non-contributory defined benefit pension plan exists to cover substantially all its U.S. employees. This plan also includes a non-qualified supplemental defined benefit plan designed to compensate individuals to the extent their benefits under the Company's qualified plan are curtailed due to Internal Revenue Code limitations. Benefits are based on years of service and compensation, as defined in the plan, during the highest consecutive three years of the employee's last ten years of employment. Under these plans, the Company's policy is to make annual contributions to the plan that are deductible for federal income tax purposes and that meet the minimum funding standards required by law. The contribution level is determined by utilizing the entry age cost method and different actuarial assumptions than those used for pension expense purposes. The projected benefit obligation, accumulated benefit obligation and fair value of the assets for this plan with accumulated benefit obligations in excess of plan assets were $20.3 million, $20.3 million and $11.6 million, respectively, as of December 31, 2002, and $24.9 million, $15.1 million and $12.4 million, respectively, as of December 31, 2001.

In the first quarter of 2002, the Company curtailed its qualified non-contributory defined benefit plan. Under the terms of the curtailment, eligible employees will not earn additional defined benefits for future services. However, future service may be counted toward vesting of benefits which accumulated based on past service. The Company recognized a benefit of $9.9 million associated with this curtailment gain.

Pension benefits and retirement plans in relation to the Winterthur International acquisition are subject to transition provisions in the Sale and Purchase Agreement. Under these plans, employees accrue benefits based on years of credited service, average compensation and age. The pension obligation under these arrangements will continue with the seller until contractual terms are satisfied and the liability under a GAAP basis has been quantified and agreed between the Company and the seller, at which point all Winterthur International employees will be covered under a Company plan. Definition of various contractual rights and obligations and valuation of the plans are expected to be completed in 2003. The seller will provide the assets to fund the pension liability. It is not believed that adoption of these plans will have a significant effect on the results of operations, financial position and liquidity of the Company.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Accumulated Other Comprehensive Income (Loss)

The related tax effects allocated to each component of the change in accumulated other comprehensive income were as follows:

(U.S. dollars in thousands)

	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
Year Ended December 31, 2002:			
Unrealized gains (losses) on investments:			
Unrealized losses arising during year	$ 157,473	$ 3,261	$ 154,212
Less reclassification for gains (losses) realized in income	(214,160)	22,335	(236,495)
Net unrealized gains (losses) on investments	371,633	(19,074)	390,707
Foreign currency translation adjustments	6,689	(431)	7,120
Change in accumulated other comprehensive income (loss)	$ 378,322	$ (19,505)	$ 397,827
Year Ended December 31, 2001:			
Unrealized gains (losses) on investments:			
Unrealized losses arising during year	$ (160,201)	$ 9,576	$ (169,777)
Less reclassification for gains (losses) realized in income	(93,237)	5,536	(98,773)
Net unrealized losses on investments	(66,964)	4,040	(71,004)
Foreign currency translation adjustments	(31,882)	5,415	(37,297)
Change in accumulated other comprehensive loss	$ (98,846)	$ 9,455	$ (108,301)
Year Ended December 31, 2000:			
Unrealized gains (losses) on investments:			
Unrealized gains arising during year	$ (82,362)	$ (21,980)	$ (60,382)
Less reclassification for gains realized in income	45,090	(12,849)	57,939
Net unrealized losses on investments	(127,452)	(9,131)	(118,321)
Foreign currency translation adjustments	(5,600)	102	(5,702)
Change in accumulated other comprehensive loss	$ (133,052)	$ (9,029)	$ (124,023)

22. Contributed Surplus

Under the laws of the Cayman Islands, the use of the Company's contributed surplus is restricted to the issue of fully paid shares (i.e. stock dividend or stock split) and the payment of any premium on the repurchase of ordinary shares.

23. Dividends

In 2002, four regular quarterly dividends were paid at $0.47 per share to ordinary shareholders of record as of February 4, May 28, August 5 and December 2.

In 2002, the Company paid dividends of $9.6 million to Series A and Series B preference shareholders.

In 2001, four regular quarterly dividends were paid at $0.46 per share to ordinary shareholders of record of February 15, May 25, August 15 and November 30.

In 2000, four regular quarterly dividends were paid at $0.45 per share to ordinary shareholders of record of February 15, May 25, August 15 and November 15.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24. Taxation

The Company is not subject to any taxes in the Cayman Islands on either income or capital gains under current Cayman law. The Company has received an undertaking that the Company will be exempted from Cayman Islands income or capital gains taxes until June 2018 in the event of any such taxes being imposed.

The Company's Bermuda subsidiaries are not subject to any income, withholding or capital gains taxes under current Bermuda law. In the event that there is a change such that these taxes are imposed, the Bermuda subsidiaries would be exempted from any such tax until March 2016 pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, and Amended Act of 1987.

The Company's U.S. subsidiaries are subject to federal, state and local corporate income taxes and other taxes applicable to U.S. corporations. The provision for federal income taxes has been determined under the principles of the consolidated tax provisions of the Internal Revenue Code and Regulations thereunder. Should the U.S. subsidiaries pay a dividend to the Company, withholding taxes will apply.

The Company has operations in subsidiary and branch form in various other jurisdictions around the world, including but not limited to the U.K., Switzerland, Ireland, Germany, France and Luxembourg that are subject to relevant taxes in those jurisdictions.

The income tax provisions for the years ended December 31, 2002, 2001 and 2000 are as follows:

(U.S. dollars in thousands)

	Year Ended December 31		
	2002	2001	2000
Current Expense (Benefit):			
U.S.	$ 988	$ 5,398	$ (3,175)
Non U.S.	3,521	16,506	8,612
Total current expense	$ 4,509	$ 21,904	$ 5,437
Deferred Expense (Benefit):			
U.S.	$ (2,949)	$ (69,384)	$ (53,338)
Non U.S.	21,087	(142,434)	(8,455)
Total deferred expense (benefit)	$ 18,138	$ (211,818)	$ (61,793)
Total Tax Expense (Benefit)	$ 22,647	$ (189,914)	$ (56,356)

The weighted average expected tax provision has been calculated using the pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. Reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years December 31, 2002 and 2001 is provided below:

(U.S. dollars in thousands)

	Year Ended December 31	
	2002	2001
Expected tax provision at weighted average rate	$ 23,835	$ (215,563)
Permanent differences:		
Non taxable minority interests	(7,624)	–
Tax-exempt investment income	(5,470)	(8,964)
Prior year adjustments	454	–
Foreign taxes	(1,139)	–
Valuation allowance	10,874	39,700
Goodwill	–	691
Other	1,717	(5,778)
Total tax expense (benefit)	$ 22,647	$ (189,914)

24. Taxation (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

(U.S. dollars in thousands)

	2002	2001
Deferred Tax Asset:		
Net unpaid loss reserve discount	$ 57,258	$ 121,846
Net unearned premiums	36,411	23,674
Compensation liabilities	5,181	8,232
Net operating losses	295,986	277,969
Currency translation adjustments	2,438	2,187
Alternative minimum tax credits	14,259	12,997
Investment adjustments	11,552	4,514
Capital loss carryforward	—	1,990
Foreign tax credit carryforward	—	2,508
Deferred acquisition costs	—	4,714
Other	2,246	16,372
Deferred tax asset, gross of valuation allowance	425,331	477,003
Valuation allowance foreign tax credit	50,574	39,700
Deferred tax asset, net of valuation allowance	374,757	437,303
Deferred Tax Liability:		
Net unrealized appreciation on investments	28,446	2,686
Deferred acquisition costs	22,059	—
Other	3,628	15,395
Deferred tax liability	54,133	18,081
Net Deferred Tax Asset	$ 320,624	$ 419,222

The valuation allowance of $50.5 million at December 31, 2002 relates to net operating loss carry-forwards that may not be realized within a reasonable period. The valuation allowance of $39.7 million at December 31, 2001 relates to net operating loss carry-forwards that may not be realized within a reasonable period and foreign tax credits that may expire before being realized. The deferred tax asset and valuation allowance for the U.S. foreign tax credits which expired in 2002 were eliminated in the current year. Management believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. U.S. net operating loss carryforwards at December 31, 2002 were approximately $199.5 million and will expire in future years through 2021. As at December 31, 2002, net operating loss carryforwards in the U.K. were $570.0 million and have no expiration.

Shareholders' equity at December 31, 2002 and 2001 reflected tax benefits of $3.7 million and $9.1 million, respectively, related to compensation expense deductions for stock options exercised for one of the Company's U.S. subsidiaries.

25. Statutory Financial Data

The Company's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the various countries the Company operates in, including Bermuda, the U.S. and the U.K., among others. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

(U.S. dollars in thousands)

	Bermuda		U.S.		U.K., Europe and Other	
	December 31		December 31		December 31	
	2002	2001	2002	2001	2002	2001
Required statutory capital and surplus	$ 2,212,993	$ 1,208,968	$ 138,913	$ 121,000	$ 104,594	$ 87,144
Actual statutory capital and surplus	$ 5,110,050	$ 3,578,807	$ 1,163,164	$ 639,422	$ 553,317	$ 449,449

The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction however the primary difference is that statutory financial statements do not reflect deferred policy acquisition costs, deferred income tax net assets, intangible assets, unrealized appreciation on investments and any unauthorized/authorized reinsurance charges.

Except as noted below, there are no statutory restrictions on the payment of dividends from retained earnings by any of the Company's subsidiaries as applicable minimum levels of solvency and liquidity have been met and all regulatory requirements and licensing rules complied with. At December 31, 2002 and 2001, XL Re America, one of the Company's subsidiaries, had a statutory earned deficit and is restricted from making a dividend distribution at this time by the New York Insurance Department. At December 31, 2002 and 2001, XL Insurance Company Limited (previously known as Winterthur International Insurance Company Limited) had a statutory earned deficit and is restricted from making a dividend distribution at this time under U.K. Company law.

26. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(U.S. dollars in thousands, except per share amounts)

	Year Ended December 31		
	2002	2001	2000
Basic Earnings (Loss) Per Ordinary Share:			
Net income (loss) available to ordinary shareholders	$ 395,95	$ (576,135)	$ 506,352
Weighted average ordinary shares outstanding	135,636	126,676	124,503
Basic earnings (loss) per ordinary share	$ 2.92	$ (4.55)	$ 4.07
Diluted Earnings (Loss) Per Ordinary Share:			
Net income (loss) available to ordinary shareholders	$ 395,95	$ (576,135)	$ 506,352
Weighted average ordinary shares outstanding basic	135,636	126,676	124,503
Average stock options outstanding (1) (2)	1,752	—	1,194
Weighted average ordinary shares outstanding diluted	137,388	126,676	125,697
Diluted earnings (loss) per ordinary share	$ 2.88	$ (4.55)	$ 4.03

(1) Net of shares repurchased under the treasury stock method.

(2) Average stock options of 2,007 outstanding for the year ended December 31, 2001 have been excluded where these were anti-dilutive to the loss per ordinary share.

27. Related Party Transactions

On December 31, 2002, the Company entered into an agreement with Annuity and Life Reinsurance, Ltd.("ALRE"), a subsidiary of Annuity and Life Re (Holdings), Ltd. ("ANR"), pursuant to which the Company assumed certain blocks of life reinsurance business. The Company has an investment in ANR that is accounted for as an affiliate. Under the agreement, the Company has assumed five blocks of life reinsurance business from ALRE and entered into a 50% quota share reinsurance contract with ALRE with respect to four of those blocks of business that the Company believes were all on "arms length" terms. As consideration for the novation of the five blocks of business from ALRE, the Company made a payment of approximately $44.0 million. As consideration for the 50% quota share reinsurance contract, the Company received a ceding commission of approximately $26.0 million. In connection with the transferred blocks of business, ALRE also transferred to the Company approximately $66.0 million in assets and related future policy benefit reserves. The 50% quota share reinsurance contract is structured as a modified coinsurance arrangement, as such, the Company recorded a liability for the funds withheld in reinsurance balances payable on the balance sheet in the amount of $25.0 million.

28. Subsequent Events

On February 25, 2003, the Company entered into $300.0 million of commercial paper based credit facilities. The proceeds of the advances were used to fund a trust account, collateralizing the Company's reinsurance obligations of a subsidiary. The Company expects that it will increase these facilities to $500.0 million later in 2003.

The Company entered into a new $100 million letter of credit facility in January 2003.

XL CAPITAL LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29. Unaudited Quarterly Financial Data

The following is a summary of the unaudited quarterly financial data for 2002 and 2001:

(U.S. dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net premiums earned – general operations (1)	$ 1,025,522	$ 1,047,044	$ 1,361,598	$ 1,532,654
Net premiums earned – life operations	39,193	10,497	786,383	186,919
Underwriting profit (loss) general operations (1)	91,749	(58,946)	142,408	104,815
Net income (loss) available to ordinary shareholders	89,493	(91,748)	184,067	214,139
Net income (loss) per ordinary share and ordinary share equivalent – basic	0.66	(0.68)	1.36	1.58
Net income (loss) per ordinary share and ordinary share equivalent – diluted	0.65	(0.68)	1.34	1.56
2001				
Net premiums earned – general operations	$ 542,154	$ 640,984	$ 700,343	$ 884,052
Net premiums earned – life operations	—	—	46,247	649,348
Underwriting profit (loss) – general operations	29,436	41,803	(939,101)	(233,137)
Net income (loss)	218,929	128,606	(840,032)	(83,638)
Net income (loss) per ordinary share and ordinary share equivalent – basic	1.76	1.03	(6.70)	(0.64)
Net income (loss) per ordinary share and ordinary share equivalent – diluted	1.73	1.01	(6.70)	(0.64)

(1) Certain reclassifications have been made relating to the Company's change in presentation of credit default swaps and weather and energy derivatives. There was no effect on net income from this change in presentation.

29. Unaudited Quarterly Financial Data (continued)

In the second quarter of 2002, the Company recorded net losses and loss expenses incurred of approximately $200.0 million related to the September 11 event. The Company also recorded net realized losses on investments of $110.0 million.

Results for the third quarter of 2002 included a large life contract consisting of a U.K. portfolio of annuities. This contract increased net premiums earned and claims and policy benefits by $762.7 million and $776.8 million respectively in the fourth quarter of 2002.

In the fourth quarter of 2002, the Company incurred adverse loss development of $215 million of its casualty reinsurance business written in 1997 through (and including) 2000 and asbestos losses for business written prior to 1985. This was partially offset by decreases in estimates for losses related to this business written in 1985 through 1996 and decreases in the Company's high excess casualty lines.

In the third quarter of 2001, the Company recorded net losses of approximately $795.9 million after tax due to the September 11 event.

In the fourth quarter of 2001, the Company wrote a large contract of European annuities for $549.3 million of net premium earned and policy benefits. In addition, the Company incurred adverse loss development of its casualty reinsurance business written prior to 1999 of approximately $140.0 million after-tax, and losses related to certain other events, including the bankruptcy of Enron Corp., American Airlines Flight 587 and several large European property losses.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or any disagreements with accountants regarding accounting and financial disclosure within the twenty-four months ending December 31, 2002.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

This item is omitted because a definitive proxy statement that involves the election of directors will be filed with the Securities and Exchange Commission not later than 120 days after the close of the fiscal year pursuant to Regulation 14A, which proxy statement is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

This item is omitted because a definitive proxy statement that involves the election of directors will be filed with the Securities and Exchange Commission not later than 120 days after the close of the fiscal year pursuant to Regulation 14A, which proxy statement is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This item is omitted because a definitive proxy statement that involves the election of directors will be filed with the Securities and Exchange Commission not later than 120 days after the close of the fiscal year pursuant to Regulation 14A, which proxy statement is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This item is omitted because a definitive proxy statement that involves the election of directors will be filed with the Securities and Exchange Commission not later than 120 days after the close of the fiscal year pursuant to Regulation 14A, which proxy statement is incorporated by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of filing this Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's Chief Executive Officer and the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings.

There have been no significant changes in the Company's internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements, Financial Statement Schedules and Exhibits.

	Page
Report of PricewaterhouseCoopers LLP on Financial Statement Schedules	155

1. Financial Statements

Included in Part II—See Item 8 of this report.

2. Financial Statement Schedules

Included in Part IV of this report:

	Schedule Number	Page
Consolidated Summary of Investments—Other than Investments in Related Parties, as of December 31, 2002	I	156
Condensed Financial Information of Registrant, as of December 31, 2002 and for the years ended December 31, 2002, 2001, and 2000	II	157
Reinsurance, for the years ended December 31, 2002, 2001, and 2000	IV	160
Supplementary Information Concerning Property/Casualty Insurance Operations for the years ended December 31, 2002, 2001 and 2000	VI	161

Other Schedules have been omitted as they are not applicable to the Company.

3. Exhibits

Exhibits	Descriptions
1.1	Underwriting Agreement, dated November 1, 2001, by and among XL Capital Ltd, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated by reference to the Company's Current Report on Form 8-K filed January 11, 2002.
1.2	Pricing Agreement, dated November 1, 2001, by and among XL Capital Ltd, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated by reference to the Company's Current Report on Form 8-K filed January 11, 2002.
1.3	Underwriting Agreement, dated January 7, 2002, by and among XL Capital Finance (Europe) plc, XL Capital Ltd, Salomon Smith Barney Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Barclays Capital Inc. and Credit Lyonnais Securities (USA) Inc., incorporated by reference to the Company's Current Report on Form 8-K filed January 11, 2002.
1.4	Pricing Agreement, dated January 7, 2002, by and among XL Capital Finance (Europe) plc, XL Capital Ltd, Salomon Smith Barney Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Barclays Capital Inc. and Credit Lyonnais Securities (USA) Inc., incorporated by reference to the Company's Current Report on Form 8-K filed January 11, 2002.

Exhibits	Descriptions
1.5	Underwriting Agreement, dated August 9, 2002, by and among XL Capital Ltd, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and the other underwriters named on Schedule I of the related Pricing Agreement dated the date thereof, incorporated by reference to the Company's Current Report on Form 8-K, dated August 14, 2002.
1.6	Pricing Agreement, dated August 9, 2002, by and among XL Capital Ltd, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and the other underwriters named on Schedule I of the related Pricing Agreement dated the date thereof, incorporated by reference to the Company's Current Report on Form 8-K, filed November 14. 2002.
1.7	Underwriting Agreement, dated November 13, 2002, by and among XL Capital Ltd, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and the other underwriters named on Schedule I of the related Pricing Agreement dated the date thereof, incorporated by reference to the Company's Current Report on Form 8-K, filed November 14, 2002.
1.8	Pricing Agreement, dated November 13, 2002, by and among XL Capital Ltd, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and the other underwriters named on Schedule I of the related Pricing Agreement dated the date thereof, incorporated by reference to the Company's Current Report on Form 8-K, filed November 14, 2002.
3.1	Memorandum of Association, incorporated by reference to Annex G to the Joint Proxy Statement of EXEL Limited and Mid Ocean limited dated July 2, 1998.
3.2	Articles of Association, incorporated by reference to Annex G to the Joint Proxy Statement of EXEL Limited and Mid Ocean Limited dated July 2, 1998.
4.1	Rights Agreement, dated September 11, 1998, between Exel Limited and Chase Mellon Shareholder Services, L.L.C., as Rights Agent, incorporated by reference to the Company's Current Report on Form 8-K filed October 21, 1998.
4.2	Registration Rights Agreement, dated May 23, 2001, between XL Capital Ltd and Goldman, Sachs & Co., Deutsche Banc Alex. Brown, and Dresdner Kleinwort Wasserstein L.L.C., as initial purchasers, as incorporated by reference to the Company's Registration Statement on Form S-3 (No. 333-66976).
4.3	Registration Rights Agreement, dated September 4, 2001, between XL Capital Ltd and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated by reference to Exhibit 4.51 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.
4.4	Indenture, dated January 10, 2002, by and among XL Capital Finance (Europe) plc, XL Capital Ltd and State Street Bank and Trust Company, incorporated by reference to the Company's Current Report on Form 8-K filed January 14, 2002.
4.5	Form of XL Capital Finance (Europe) plc Debt Security, incorporated by reference to the Company's Current Report on Form 8-K filed January 14, 2002.
4.6	Excerpts from the Authorizing Resolutions of the Board of Directors of XL Capital Finance (Europe) plc, dated January 7, 2002, incorporated by reference to the Company's Current Report on Form 8-K filed January 14, 2002.
4.7	Indenture, dated September 4, 2001, between XL Capital Ltd and State Street Bank & Trust Company relating to the Liquid-Yield Option Notes due 2021, incorporated by reference to Exhibit 4.49 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.

Exhibits	Descriptions
4.8	Form of Liquid-Yield Option Note due 2021 (referred to in Exhibit 4.7 above) and incorporated by reference to Exhibit 4.50 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.
4.9	Indenture, dated May 23, 2001, between XL Capital Ltd and Goldman, Sachs & Co., Deutsche Banc Alex. Brown, and Dresdner Kleinwort Wasserstein L.L.C., as initial purchasers, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (No. 333-66976).
4.10	Form of Zero Coupon Convertible debenture, due May 23, 2021 (referred to in Exhibit 4.8 above) and incorporated by reference to Exhibit 10.14.41 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2001.
4.11	Form of Note Purchase Agreement, dated April 12, 2001, relating to 6.58% Guaranteed Senior Notes due April 12, 2011, incorporated by reference to Exhibit 10.14.43 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2001.
4.12	Form of Note Purchase Agreement, dated November 1995, relating to 7.15% senior notes due November 15, 2005, incorporated by reference to NAC Re Corporation's Registration Statement on Form S-3 (No. 33-97878).
4.13	Excerpts from the Authorizing Resolutions of the Special Finance Committee of XL Capital Ltd, dated July 29, 2002, incorporated by reference to the Company's Current Report on Form 8-K filed August 14, 2002.
4.14	Excerpts from the Authorizing Resolutions of the Special Finance Committee of XL Capital Ltd, dated November 6, 2002, incorporated by reference to the Company's Current Report on Form 8-K filed November 14, 2002.
10.1	Money Accumulation Savings Program, incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (No. 33-40533).
10.2	1991 Performance Incentive Plan, incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (No. 33-40533).
10.3	First Amendment to the 1991 Performance Incentive Program, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended November 30, 1996.
10.4	1991 Performance Incentive Program as amended and restated, effective March 17, 2000, incorporated by reference to the Company's Proxy Statement dated April 7, 2000.
10.5	Retirement Plan for Non-employee Directors of XL Capital Ltd, as amended, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended November 30, 1996.
10.6	XL Capital Ltd Directors Stock and Option Plan, as amended, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended November 30, 1996.
10.7	XL Capital Ltd Stock Plan for Non-employee Directors, incorporated by reference to Exhibit 10.6 to the Company's Annual report on Form 10-K for the year ended November 30, 1996.
10.8	Fourth Amendment to EXEL Limited Directors Stock and Option Plan, incorporated by reference to Exhibit 10.6.2 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.9	Mid Ocean Limited 1993 Long Term Incentive and Share Award Plan, incorporated by reference to Exhibit 10.9.1 to the Company's Annual report on form 10-K for the year ended November 30, 1998.

Exhibits	Descriptions
10.10	Amendment to Mid Ocean Limited 1993 Long Term Incentive and Share Award Plan, incorporated by reference to Exhibit 10.9.2 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.11	Mid Ocean Ltd. Stock & Deferred Compensation Plan for Non-employee Directors, incorporated by reference to Exhibit 10.10.1 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.12	Form of Severance Contract between NAC Re Corporation and the executive officers of NAC Re Corporation, incorporated herein by reference to the Company's Annual Report on Form 10-K of NAC Re Corporation for the year ended December 30, 1988.
10.13	1997 Incentive and Capital Accumulation Plan, incorporated by reference to Exhibit A to the NAC Re Corporation definitive Proxy Statement filed with the Securities and Exchange Commission.
10.14	Dividend Reinvestment and Share Purchase Plan, dated January 18, 2002, incorporated by reference to the Company's Registration Statement on Form S-3 (No. 333-76988).
10.15	Mark E. Brockbank Consultancy Agreement, incorporated by reference to Exhibit 10.12.1 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.16	Henry C. V. Keeling Employment Agreement, incorporated by reference to Exhibit 10.11.2 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.17	Amendment to Henry C. V. Keeling Service Agreement, incorporated by reference to Exhibit 10.12.2 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.18	Michael A. Butt Employment Agreement, incorporated by reference to Exhibit 10.11.5 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.19	Amendment to Henry C. V. Keeling Service Agreement, incorporated by reference to Exhibit 10.12.2 to the Company's Annual Report on Form 10-K for the year ended November 30, 1998.
10.20	Ronald L. Bornheutter Consulting Agreement, dated July 1, 1999, incorporated by reference to Exhibit 10.14.19 to the Company's Annual Report on form 10-K for the year ended December 31, 1999.
10.21	Ronald L. Bornheutter Settlement Agreement, dated June 30, 1999, incorporated by reference to Exhibit 10.14.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
10.22	Nicholas M. Brown, Jr. Employment Contract, dated June 30, 1998, incorporated herein by reference to NAC Re Corporation's quarterly report on Form 10-Q for the period ended June 30, 1998.
10.23	Amended and Restated Employment Agreement with Nicholas M. Brown, Jr., dated June 18, 1999, incorporated by reference to Exhibit 10.14.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
10.24	Nicholas M. Brown, Jr. Employment Agreement, dated April 1, 2002, incorporated by reference to Exhibit 10.58 to the Company's quarterly report on Form 10-Q for the period ended March 31, 2002.
10.25	Nicholas M. Brown, Jr. Retirement Agreement, dated April 1, 2002, incorporated by reference to Exhibit 10.59 to the Company's quarterly report on Form 10-Q for the period ended March 31, 2002.
10.26	Jerry de St. Paer Employment Agreement, dated March 1, 2001, incorporated by reference to Exhibit 10.14.37 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2001.

Exhibits	Descriptions
10.27	Letter of Credit Facility and Reimbursement Agreement, dated as of June 30, 1999, by and among XL Insurance (Bermuda) Ltd (formerly known as XL Insurance Ltd) XL Capital Ltd, XL Europe Ltd, XL Re Ltd (formerly known as Mid Ocean Reinsurance Ltd), The Brockbank Group plc, as account parties and XL Insurance (Bermuda) Ltd, XL Capital Ltd, XL Re Ltd, and XL Investments Ltd, as guarantors and Mellon Bank, N.A., as issuing bank and agent incorporated by reference to Exhibit 10.14.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
10.28	First Amendment dated as of January 21, 2000, to Letter of Credit Facility and Reimbursement Agreement dated June 30, 1999, incorporated by reference to Exhibit 10.14.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
10.29	Second Amendment dated as of November 28, 2000, to Letter of Credit Facility and Reimbursement Agreement dated June 30, 1999, incorporated by reference to Exhibit 10.14.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.
10.30	364-day Credit Agreement, dated as of July 5, 2000, between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Mid Ocean Reinsurance Ltd, as borrowers and guarantors, the lenders named therein, The Chase Manhattan Bank, as administrative agent, Chase Securities Inc., as advisor, lead arranger and book manager, Deutsche Bank AG, as syndication agent, and Mellon Bank,N.A. and Citibank, N.A., as co-documentation agent, incorporated by reference to Exhibit 10.14.31 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2000.
10.31	Letter of Credit and Reimbursement Agreement, dated as of July 5, 2000, between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Mid Ocean Reinsurance Ltd, as account parties and guarantors, the lenders party thereto, The Chase Manhattan Bank, as administrative agent, Chase Securities Inc., as advisor, lead arranger and book manager, Deutsche Bank AG, as syndication agent, and Mellon Bank, N.A. and Citibank, N.A., as co-documentation agents, incorporated by reference to Exhibit 10.14.32 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2000.
10.32	Letter of Credit and Reimbursement Agreement, dated November 3, 2000, between XL Capital Ltd, XL America Inc., XL Insurance (Bermuda) Ltd (formerly known as XL Insurance Ltd), XL Europe and XL Re Ltd (formerly known as XL Mid Ocean Reinsurance Ltd), the guarantors, the lenders named therein, Citibank International plc, as agent and security trustee and Solomon Brothers International Limited, as arranger, incorporated by reference to Exhibit 10.14.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.
10.33	Amendment No. 1, dated as of September 26, 2001, to the Letter of Credit and Reimbursement Agreement dated November 3, 2000 between XL Capital Ltd as account party and guarantor, and X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as guarantors, and the lenders party thereto and Citibank International plc, as agent and security trustee for the lenders and Salomon Brothers International Limited, as arranger, incorporated by reference to Exhibit 10.49 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.
10.34	Letter of Credit Agreement (Secured), between XL Mid Ocean Reinsurance Ltd and Citibank International plc dated May 19, 1993 (as amended) incorporated by reference to the Company's Prospectus Supplement dated November 3, 1998.
10.35	364-day Credit Agreement, dated as of June 29, 2001, between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as borrowers and guarantors, the lenders party thereto, and The Chase Manhattan Bank, as administrative agent, J.P. Morgan Securities Inc., as advisor, lead arranger and bookrunner and Mellon Bank, N.A. and Citibank, N.A., as co-syndication agents, incorporated by reference to Exhibit 10.14.38 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2001.

Exhibits	Descriptions
10.36	Amendment No. 1, dated as of September 26, 2001, to the 364-day Credit Agreement dated as of June 29, 2001 between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as borrowers and guarantors and the lenders party thereto and The Chase Manhattan Bank, as administrative agent, incorporated by reference to Exhibit 10.45 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.
10.37	Amendment No. 2, dated March 15, 2002, to the 364-Day Credit Agreement dated as of June 29, 2001 between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as borrowers and guarantors and the lenders party thereto and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as administrative agent, incorporated by reference to Exhibit 10.60 to the Company's quarterly report on Form 10-Q for the period ended March 31, 2002.
10.38	Letter of Credit and Reimbursement Agreement, dated as of June 29, 2001, between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as account parties and guarantors, and The Chase Manhattan Bank, as administration agent, incorporated by reference to Exhibit 10.14.39 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2001.
10.39	Amendment No. 1, dated as of September 26, 2001, to the Letter of Credit and Reimbursement Agreement dated as of June 29, 2001 between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as account parties and guarantors, the lenders party thereto and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as administrative agent, incorporated by reference to Exhibit 10.48 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.
10.40	Amendment No. 2, dated March 15, 2002 to the Letter of Credit Facility and Reimbursement Agreement dated as of June 29, 2001 between XL Capital Ltd, X.L. America, Inc., XL Insurance Ltd, XL Europe Ltd and XL Re Ltd, as account parties and guarantors, the lenders party thereto and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as administrative agent, incorporated by reference to Exhibit 10.61 to the Company's quarterly report on Form 10-Q for the period ended March 31, 2002.
10.41	Amended and Restated Credit Agreement, dated August 31, 2001, between XL Capital Ltd, XL Insurance Ltd, XL Re Ltd and Mid Ocean Limited, as borrowers and guarantors, and The Chase Manhattan Bank as administrative agent, incorporated by reference to Exhibit 10-49 to the Company's Annual Report on From 10-K for the year ended December 31, 2001
10.42	Amendment No. 1, dated as of September 26, 2001, to the Amended and Restated Credit Agreement dated as of August 31, 2001 between XL Capital Ltd, XL Insurance Ltd, XL Re Ltd and Mid Ocean Limited, as borrowers and guarantors, the banks party thereto and The Chase Manhattan Bank, as administrative agent, incorporated by reference to Exhibit 10.44 to the Company's quarterly report on Form 10-Q for the period ended September 30, 2001.
10.43	Second Amended and Restated Agreement for the Sale and Purchase of Winterthur International, dated February 15, 2001, incorporated by reference to the Company's Current Report on Form 8-K dated July 25, 2001.
10.44	Letter of Credit Facility and Reimbursement Agreement, dated November 20, 2001, between XL Capital Ltd as account party and XL Capital Ltd, X.L. America, Inc., XL Europe Ltd, XL Insurance (Bermuda) Ltd and XL Re Ltd as guarantors and Citibank International Plc as agent and trustee for the lenders party thereto, incorporated by reference to Exhibit 10-52 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.45	Amendment No. 1 dated as of March 21, 2002 to the Letter of Credit Facility and Reimbursement Agreement dated November 20, 2001, between XL Capital Ltd X.L. America, Inc., XL Europe Ltd, XL Insurance (Bermuda) Ltd and XL Re Ltd as guarantors and Citibank International Plc as agent and trustee for the lenders party thereto, incorporated by reference to Exhibit 10.62 to the Company's quarterly report on Form 10-Q for the period ended March 31, 2002.

Exhibits	Descriptions
10.46	Letter of Credit Facility and Reimbursement Agreement, dated as of December 31, 2001, between XL Capital Ltd, X.L. America Inc., XL Insurance (Bermuda) Ltd, XL Europe Ltd and XL Re Ltd, as account parties and guarantors and Mellon Bank, as issuing bank, agent and arranger, incorporated by reference to Exhibit 10-53 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.47	Pledge Agreement, dated as of December 18, 2001, made by XL Investments Ltd, XL Re Ltd, XL Insurance (Bermuda) Ltd and XL Europe Ltd as guarantors and in favor of Citibank, N.A. incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10K for the year ended December 31, 2001.
10.48	Limited Liability Company Agreement of XL Capital Principal Partners I, L.L.C., dated June 26, 2001, incorporated by reference to Exhibit 10.55 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.49	Amended and Restated Agreement of Limited Partnership of XL Capital Partners I, L.P., dated May 31, 2001, incorporated by reference to Exhibit 10.56 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.50*	First Amendment, dated as of October 30, 2002, to the Amended and Restated Agreement of Limited Partnership of XL Capital Partners I, L.P., dated May 31, 2001.
10.51*	Second Amendment, dated as of March 6, 2003, to the Amended and Restated Agreement of Limited Partnership of XL Capital Partners I, L.P., dated May 31, 2001.
10.52	Amended and Restated Agreement of Limited Partnership of XL Principal Partners I, L.P., dated June 28, 2001 incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.53*	First Amendment, dated as of October 30, 2002, to the Amended and Restated Agreement of Limited Partnership of XL Principal Partners I, L.P., dated June 28, 2001.
10.54*	Second Amendment, dated as of March 6, 2003, to the Amended and Restated Agreement of Limited Partnership of XL Principal Partners I, L.P., dated June 28, 2001.
10.55	364-day Credit Agreement dated as of June 27, 2002 between XL Capital Ltd, X.L. America, Inc., XL Insurance (Bermuda) Ltd, XL Europe Ltd and XL Re Ltd, the lenders party thereto and JP Morgan Chase Bank, as administrative agent, incorporated by reference to Exhibit 10.63 to the Company's quarterly report on Form 10-Q for the period ended June 30, 2002.
10.56*	Amendment No. 1 dated as of July 19, 2002 to the 364-Day Credit Agreement dated June 27, 2002 between XL Capital Ltd, X.L. America, Inc., XL Insurance (Bermuda) Ltd., XL Europe Ltd and XL Re Ltd, the lenders party thereto and JPMorgan Chase Bank, as administrative agent.
10.57*	Letter of Credit Facility and Reimbursement Agreement dated November 18, 2002 between XL Capital Ltd as account party and XL Capital Ltd, X.L. America, Inc., XL Insurance (Bermuda) Ltd, XL Europe Ltd and XL Re Ltd, as guarantors and Citibank International plc, as agent and trustee for the lenders party thereto.
10.58*	Amendment Agreement dated July 19, 2002 between Winterthur Swiss International and XL Insurance (Bermuda) Ltd.
10.59*	Standby Letter of Credit Agreement, dated January 31, 2003 between XL Capital Ltd, XL America, Inc., XL Insurance (Bermuda) Ltd, XL Europe Ltd and XL Re Ltd, as the applicant and National Australia Bank Limited, New York Branch, as the bank.
10.60*	Revolving Credit and Security Agreement dated as of February 25, 2003 between XL Re Ltd as borrower, Corporate Asset Funding Company, Inc., Corporate Receivables Corporation, Charta Corporation, Ciesco, L.P., and Citibank, N.A., as lenders thereto and Citicorp North America, Inc. as agent.

* Filed herewith

Exhibits	Descriptions
10.61*	Control Agreement dated as of February 25, 2003, between XL Re Ltd and Citicorp North America, Inc. as agent and Mellon Bank, N.A. as securities intermediary.
12.1*	Statement regarding computation of ratios.
21.1*	List of subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
99.1*	XL Capital Assurance Inc. audited financial statements as at and for the years ended December 31, 2002, 2001 and 2000.
99.2*	XL Financial Assurance Ltd. audited financial statements as at and for the years ended December 31, 2002, 2001 and 2000.
99.3*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K

(1) Current Report on Form 8-K filed on November 12, 2002, under Item 5 thereof.

(2) Current Report on Form 8-K filed on November 13, 2002, under Item 5 thereof

(3) Current Report on Form 8-K filed on November 14, 2002, under Item 5 thereof.

---

* Filed herewith

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of XL Capital Ltd:

In our opinion, the accompanying consolidated balance sheets, the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of XL Capital Ltd and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in Item 15(a) of this Form 10-K present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002, upon adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets as of the effective date of January 1, 2002.

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 11, 2003

XL CAPITAL LTD
SUPPLEMENTAL SCHEDULE I
CONSOLIDATED SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES

AS AT DECEMBER 31, 2002
(U.S dollars in thousands)

Type of Investment	Cost or Amortized Cost (1)	Market Value	Amount Shown in the Balance Sheet
Fixed Maturities:			
Bonds and notes:			
U.S. Government and Government agency	$ 2,065,806	$ 2,269,907	$ 2,126,573
Corporate	6,268,599	6,291,497	6,444,110
Mortgage-backed securities	3,845,050	3,897,205	3,897,205
U.S. States and political subdivisions of the States	10,368	11,265	11,265
Non-U.S. Sovereign Government	1,928,704	2,012,773	2,003,494
Total fixed maturities	$ 14,118,527	$ 14,482,647	$ 14,482,647
Equity Securities	$ 661,377	$ 575,010	$ 575,010
Short-term investments	$ 1,001,179	$ 1,002,076	$ 1,002,076
Other investments	$ 146,061	$ 146,061	$ 146,061
Total investments other than related parties	$ 15,927,144	$ 16,205,794	$ 16,205,794

(1) Investments in fixed maturities and short-term investments are shown at amortized cost.

XL CAPITAL LTD
SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS—PARENT COMPANY ONLY

AS AT DECEMBER 31, 2002 AND 2001
(U.S. dollars in thousands)

	2002	2001
Assets		
Investments available for sale:		
Fixed maturities at fair value (amortized cost: 2002, $77,049 ; 2001, $145,713)	$ 77,291	$ 149,318
Equity securities at fair value (cost: 2002, $237 ; 2001: $375)	267	376
Short-term investments at fair value (amortized cost: 2002, $157,814 : 2001, $240,490)	159,008	241,193
Total investments available for sale	236,566	390,887
Cash and cash equivalents	286,085	303,628
Investments in subsidiaries on an equity basis	6,581,815	6,130,799
Investment in affiliates	20,787	31,400
Investments in limited partnerships	29,445	42,342
Accrued investment income	3,771	2,330
Amount due from subsidiaries	345,918	—
Other assets	34,632	31,432
Total assets	$ 7,539,019	$ 6,932,818
Liabilities		
Amount due to subsidiaries	$ —	$ 535,781
Notes payable and debt	925,855	899,838
Accounts payable and accrued liabilities	43,575	60,015
Total liabilities	$ 969,430	$ 1,495,634
Shareholders' Equity		
Ordinary shares	$ 1,360	$ 1,347
Preference shares	207	—
Contributed surplus	3,979,979	3,378,549
Accumulated other comprehensive income (loss)	184,814	(213,013)
Deferred compensation	(31,282)	(27,177)
Retained earnings	2,434,511	2,297,478
Total shareholders' equity	$ 6,569,589	$ 5,437,184
Total liabilities and shareholders' equity	$ 7,539,019	$ 6,932,818

XL CAPITAL LTD
SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME—PARENT COMPANY ONLY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Net investment income	$ 17,621	$ 18,251	$ 4,466
Net realized (losses) gains on investments and derivative instruments	(21,651)	5,992	643
Equity in net earnings (loss) of subsidiaries (Dividends were $1,037,951 in 2002 and Nil in 2001 and 2000)	549,937	(481,566)	576,502
Equity in net (loss) income of affiliates	(16,654)	(957)	88
Income from limited partnerships	272	1,719	2,594
Total revenues	529,525	(456,561)	584,293
Operating expenses	88,743	96,589	77,941
Interest expense	35,211	22,985	—
Total expenses	123,954	119,574	77,941
Net income (loss)	405,571	(576,135)	506,352
Preference dividend	(9,620)	—	—
Net income (loss) available to ordinary shareholders	$ 395,951	$ (576,135)	$ 506,352
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Change in net unrealized appreciation on investments	5,774	1,790	4,458
Comprehensive income (loss)	$ 411,345	$ (574,345)	$ 510,810

XL CAPITAL LTD
SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENT OF CASH FLOWS—PARENT COMPANY ONLY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	2002	2001	2000
Cash flows provided by (used in) operating activities:			
Net income (loss)	$ 405,571	$ (576,135)	$ 506,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized losses (gains) on investments and derivative instruments	21,650	(5,992)	—
Equity in net (earnings) loss of subsidiaries, net of dividends	(522,310)	483,461	(586,663)
Equity in net loss (income) of affiliates, net of dividends	16,654	1,198	(88)
Amortization of intangible assets	—	31,348	31,348
Amortization of deferred compensation	14,311	10,352	8,861
Amortization of discounts on fixed maturities	1,074	1,708	637
Accretion of notes payable and debt	24,515	12,339	—
Accrued investment income	(1,441)	299	(2,090)
Accounts payable and accrued liabilities	(16,358)	(7,875)	(60,226)
Other	(2,314)	10,034	(8,890)
Total adjustments	(464,219)	536,872	(617,111)
Net cash (used in) provided by operating activities	(58,648)	(39,263)	(110,759)
Cash flows provided by (used in) investing activities:			
Proceeds from sale of fixed maturities and short-term investments	134,190	497,940	230,110
Proceeds from redemption of fixed maturities and short-term investments	358,338	80,299	43,500
Proceeds from sale of equity securities	955	—	—
Purchases of fixed maturities and short term investments	(425,096)	(658,872)	(432,722)
Purchases of equity securities	(582)	—	—
Investment in subsidiaries	(543,830)	(6,770)	(25,000)
Investment in affiliates	26,876	(29,860)	—
Investment in limited partnerships	20,234	(6,630)	3,640
Net cash (used in) investing activities	(428,915)	(123,893)	(180,472)
Cash flows provided by (used in) financing activities:			
Issue of shares	503,579	787,678	—
Proceeds from exercise of options	79,375	105,233	74,564
Dividends paid	(266,674)	(237,628)	(225,572)
Amount due to subsidiaries	(881,699)	(979,290)	605,461
Repurchase of shares	(2,512)	(117,133)	(248,450)
Dividends received from subsidiaries	1,037,951	—	—
Proceeds from loans	—	917,533	—
Repayment of loans	—	(50,000)	—
Net cash provided by (used in) financing activities	470,020	426,393	206,003
Net change in cash and cash equivalents	(17,543)	263,237	(85,228)
Cash and cash equivalents—beginning of year	303,628	40,391	125,619
Cash and cash equivalents—end of year	$ 286,085	$ 303,628	$ 40,391

XL CAPITAL LTD
SCHEDULE IV—REINSURANCE

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount
2002	$ 4,551,889	$ 1,964,498	$ 3,362,029	$ 5,949,420
2001	$ 2,920,315	$ 1,855,296	$ 1,805,352	$ 2,870,371
2000	$ 1,688,923	$ 1,012,791	$ 1,440,108	$ 2,116,240

XL CAPITAL LTD
SCHEDULE VI
SUPPLEMENTARY INFORMATION
CONCERNING PROPERTY/CASUALTY INSURANCE OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(U.S. dollars in thousands)

	Deferred Acquisition Costs	Reserves for Losses and Loss Expenses	Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and Loss Expenses Incurred Related To Current Year	Losses and Loss Expenses Incurred Related To Prior Year	Net Paid Losses and Loss Expenses	Amortization of Deferred Acquisition Costs	Net Premiums Written
2002 (1)	$ 554,498	$ 13,202,736	$3,848,736	$4,966,818	$ 643,084	$2,927,297	$ 400,018	$2,846,831	$ 907,746	$5,949,420
2001 (1)	$ 378,683	$ 11,806,745	$2,616,869	$2,767,533	$ 610,528	$2,729,427	$ 175,804	$1,817,425	$ 627,582	$2,870,371
2000 (1)	$ 309,268	$ 5,667,833	$1,741,393	$2,035,240	$ 580,946	$1,827,443	$ (394,884)	$1,663,670	$ 485,796	$2,116,240

(1) The information presented above includes balances from the general operations of the Company's Financial Products and Services segment. Life operations have been excluded.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XL CAPITAL LTD

By: ______________________________

Brian M. O'Hara

President and Chief Executive Officer

March 28 2003

POWER OF ATTORNEY

We, the undersigned directors and executive officers of XL Capital Ltd, hereby severally constitute Michael P. Esposito, Jr., Brian M. O'Hara and Paul S. Giordano, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to any and all amendments to said Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
Brian M. O'Hara	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28 2003
Jerry M. de St Paer	Executive Vice President (Principal Financial Officer and Principal Accounting Officer)	March 28 2003
Michael P. Esposito, Jr.	Director and Chairman of the Board of Directors	March 28, 2003
Ronald L. Bornhuetter	Director	March 28, 2003
Dale Comey	Director	March 28 2003

Signatures	Title	Date
Sir F. Brian Corby	Director	March 28, 2003
Robert R. Glauber	Director	March 28, 2003
Paul E. Jeanbart	Director	March 28, 2003
John Loudon	Director	March 28, 2003
Robert S. Parker	Director	March 28, 2003
Cyril E. Rance	Director	March 28, 2003
Alan Z. Senter	Director	March 28, 2003
John T. Thornton	Director	March 28, 2003
Ellen E. Thrower	Director	March 28, 2003
John W. Weiser	Director	March 28, 2003

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
XL CAPITAL LTD
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C.SS.1350(A) and (B))

I, Brian M. O'Hara, certify that:

1. I have reviewed this annual report on Form 10-K of XL Capital Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003

Brian M. O'Hara
President and Chief Executive Officer

CERTIFICATION
OF CHIEF FINANCIAL OFFICER
XL CAPITAL LTD
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C.SS.1350(A) and (B))

I, Jerry de St. Paer, certify that:

1. I have reviewed this annual report on Form 10-K of XL Capital Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003

J. M. de St. Paer
Jerry de St. Paer
Executive Vice President and Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

XL CAPITAL LTD

(Exact name of registrant as specified in its charter)

EXHIBIT VOLUME I

EXHIBIT 10.50

FIRST AMENDMENT TO THE AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF XL CAPITAL PARTNERS I, L.P.

FIRST AMENDMENT, dated as of October 30, 2002 (this "Amendment"), to the Amended and Restated Agreement of Limited Partnership, dated as of May 31, 2001 (the "Partnership Agreement"), of XL Capital Partners I, L.P. (the "Partnership").

W I T N E S S E T H

WHEREAS, XL Capital Partners Corporation, as general partner of the Partnership (the "General Partner"), desires to amend the Partnership Agreement with the consent of a majority of the Limited Partners to reflect certain changes in Sections 6.1, 7.1 and 8.2;

NOW, THEREFORE, in furtherance of the foregoing, the General Partner and the Limited Partners hereby agree as follows:

1. Amendment to Section 6(c).

The last sentence at Section 6.1 (c) is hereby amended and restated in its entirety as follows:

"Capital Contributions held on August 15, 2002, which have not been designated for future use and which were made by either employees of XL Capital Ltd group of companies who are Grade 10 (which shall be deemed to include directors) or above or by employees who are below Grade 10 and who have opted to receive such Capital Contributions shall be promptly returned to such persons in proportion to their allocable share of such amounts originally contributed to the Partnership. In addition, an allocable portion of interest earned on such capital contributions shall also be returned to such persons. On and after August 15, 2002, the Limited Partners shall not be required to contribute any capital to the Partnership except to the extent necessary to fund Partnership expenses."

2. Amendment to Section 7.1(a).

Section 7.1(a) is restated in its entirety as follows:

"Except as otherwise provided in this Agreement, Profits, Losses and, to the extent necessary, individual items of income, gain, loss or deduction, of the Partnership shall be allocated among the Partners in a manner such that the Capital Account of each Partner, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made such Partner pursuant to Section 8.2 (other than Section 8.2(c)) if the Partnership were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Partnership liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Partnership were distributed in accordance with Section 8.2 (other than Section 8.2(c)) to the Partners immediately after making such allocation, minus (ii) such Partner's share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets."

3. Amendment to Section 8.2(a).

The following sentence is hereby added at the end of Section 8.2(a):

"Notwithstanding anything else herein to the contrary, for purposes of distributions to be made pursuant to this section in respect of investments made after July 31, 2002, the General Partner shall treat such investments and the related capital contributions, as if such investments and capital contributions were the only investments and capital contributions made pursuant to this agreement."

4. Amendment to Section 8(b).

A proviso is hereby added lit the end of Section 8.2(b) to read in its entirety as follows:

"; provided, however, that the General Partner shall adjust such fraction to the extent a Limited Partner does not participate in a particular investment."

5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Cayman Islands.

6. Effective Date. Upon execution by the General Partner, this Amendment shall be effective as of July 31, 2002.

IN WITNESS WHEREOF' the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER:
XL CAPITAL PARTNERS CORPORATION

By:___________________________________
Name:
Title:

LIMITED PARTNERS:

By: GENERAL PARTNER, as
Attorney-in-Fact

XL CAPITAL PARTNERS
CORPORATION

By:___________________________________
Name:
Title:

EXHIBIT 10.51

SECOND AMENDMENT TO THE AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF XL CAPITAL PARTNERS I, L.P.

SECOND AMENDMENT, dated as of March 6, 2003 (this "Amendment") to the Amended and Restated Agreement of Limited Partnership, dated as of May 31, 2001 (the "Partnership Agreement"), of XL Capital Partners I, L.P. (the "Partnership").

W I T N E S S E T H

WHEREAS, XL Capital Partners Corporation, as general partner of the Partnership (the "General Partner"), desires to amend the Partnership Agreement with the consent of a majority of the Limited Partners to reflect certain changes in Section 8.2;

NOW, THEREFORE, in furtherance of the foregoing, the General Partner and the Limited Partners hereby agree as follows:

1. Amendment to Section 6.1(d). The last sentence of Section 6.1(d) is hereby deleted.

2. Amendment to Section 7.2(d). Section 7.2(d) is hereby amended and restated in its entirely to read as follows:

"Nonrecourse Deductions shall be allocated 80% to the General Partner and 20% among the Limited Partners in accordance with their respective Capital Account balances."

3. Amendment to Section 8.2(a). The first sentence of Section 8.2(a) is hereby replaced with the following two sentences to read as follows:

"Except as set forth either in the immediately following sentence or in Section 6.1(c), distributions from the Partnership generally shall be made in the following order and priority: (i) first, to the General Partner and the Limited Partners on a pro rata basis based on their respective Capital Contributions until they each have received an amount equal to their respective Capital Contributions; and (ii) thereafter, 80% to the General Partner and 20% to the Limited Partners. All income earned on Capital Contributions of the Partners pending the use of such Capital Contributions to acquire Investments shall be distributed, whenever distributed, to such Partners in accordance with their respective shares of the Capital Contributions that generated such income, as determined in good faith by the General Partner."

4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Cayman Islands.

5. Effective Date. Upon execution by the General Partner, this Amendment shall be effective as of January 1, 2002.

IN WITNESS WHEREOF the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER:
XL CAPITAL PARTNERS CORPORATION

By:___________________________________
Name:
Title:

LIMITED PARTNERS:

By: GENERAL PARTNER, as
Attorney-in-Fact

XL CAPITAL PARTNERS
CORPORATION

By:___________________________________
Name:
Title:

EXHIBIT 10.53

FIRST AMENDMENT TO THE AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF XL PRINCIPAL PARTNERS I, L.P.

FIRST AMENDMENT, dated as of October 30, 2002 (this "Amendment"), to the Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2001 (the "Partnership Agreement"), of XL Principal Partners I, L.P. (the "Partnership").

WITNESSETH

WHEREAS, XL Capital Partners Corporation, as general partner of the Partnership (the "General Partner"), desires to amend the Partnership Agreement with the consent of a majority of the Limited Partners to reflect certain changes in Sections 6.1 and 8.2;

NOW, THEREFORE, in furtherance of the foregoing, the General Partner and the Limited Partners hereby agree as follows:

1. Amendment to Section 6(c).

The last sentence at Section 6.1 (c) is hereby amended and restated in its entirety as follows:

"Capital Contributions held on August 15, 2002, which have not been designated for future use and which were made by either employees of XL Capital Ltd group of companies who are Grade 10 (which shall be deemed to include directors) or above or by employees who are below Grade 10 and who have opted to receive such Capital Contributions shall be promptly returned to such persons in proportion to their allocable share of such amounts originally contributed to the Partnership. In addition, an allocable portion of interest earned on such capital contributions shall also be returned to such persons. On and after August 15, 2002, the Limited Partners shall not be required to contribute any capital to the Partnership except to the extent necessary to fund Partnership expenses."

2. Amendment to Section 8.2(a).

The following sentence is hereby added at the end of Section 8.2(a):

"Notwithstanding anything else herein to the contrary, for purposes of distributions to be made pursuant to this section in respect of investments made after July 31, 2002, the General Partner shall treat such investments and the related capital contributions, as if such investments and capital contributions were the only investments and capital contributions made pursuant to this agreement."

3. Amendment to Section 8(b).

A proviso is hereby added lit the end of Section 8.2(b) to read in its entirety as follows:

"; provided, however, that the General Partner shall adjust such fraction to the extent a Limited Partner does not participate in a particular investment."

4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Cayman Islands.

5. Effective Date. Upon execution by the General Partner, this Amendment shall be effective as of July 31, 2002.

IN WITNESS WHEREOF' the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER:
XL CAPITAL PARTNERS CORPORATION

By:__________________________________
Name:
Title:

LIMITED PARTNERS:

By: GENERAL PARTNER, as
Attorney-in-Fact

XL CAPITAL PARTNERS
CORPORATION

By:__________________________________
Name:
Title:

EXHIBIT 10.54

SECOND AMENDMENT TO THE AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF XL PRINCIPAL PARTNERS I, L.P.

SECOND AMENDMENT, dated as of March 6, 2003 (this "Amendment") to the Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2001 (the "Partnership Agreement"), of XL Principal Partners I, L.P. (the "Partnership").

WITNESSETH

WHEREAS, XL Capital Partners Corporation, as general partner of the Partnership (the "General Partner"), desires to amend the Partnership Agreement with the consent of a majority of the Limited Partners to reflect certain changes in Section 8.2;

NOW, THEREFORE, in furtherance of the foregoing, the General Partner and the Limited Partners hereby agree as follows:

1. Amendment to Section 6.1(d). The last sentence of Section 6.1(d) is hereby deleted.

2. Amendment to Section 8.2(a). The first sentence of Section 8.2(a) is hereby replaced with the following two sentences to read as follows:

> "Except as set forth either in the immediately following sentence or in Section 6.1(c), distributions from the Partnership generally shall be made in the following order and priority: (i) first, to the General Partner and the Limited Partners on a pro rata basis based on their respective Capital Contributions until they each have received an amount equal to their respective Capital Contributions; and (ii) thereafter, 80% to the General Partner and 20% to the Limited Partners. All income earned on Capital Contributions of the Partners pending the use of such Capital Contributions to acquire Investments shall be distributed, whenever distributed, to such Partners in accordance with their respective shares of the Capital Contributions that generated such income, as determined in good faith by the General Partner."

3. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Cayman Islands.

4. Effective Date. Upon execution by the General Partner, this Amendment shall be effective as of January 1, 2002.

IN WITNESS WHEREOF the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER:
XL CAPITAL PARTNERS CORPORATION

By:________________________________
Name:
Title:

LIMITED PARTNERS:

By: GENERAL PARTNER, as
Attorney-in-Fact

XL CAPITAL PARTNERS
CORPORATION

By:________________________________
Name:
Title:

EXHIBIT A

XL CAPITAL PARTNERS I, L.P.

XL PRINCIPAL PARTNERS I, L.P.

The undersigned hereby consents to the Second Amendment to the Amended and Restated Agreement of Limited Partnership.

____

Name:

Date: __________________________

EXHIBIT 10.56

Exhibit 10.56

EXECUTION COPY

AMENDMENT NO. 1 TO 364-DAY CREDIT AGREEMENT

AMENDMENT NO. 1, dated as of July 19, 2002, to the Credit Agreement referred to below, between XL CAPITAL LTD, a company incorporated under the laws of the Cayman Islands, British West Indies, X.L. AMERICA, INC., a Delaware corporation, XL INSURANCE (BERMUDA) LTD., a Bermuda limited liability company, XL EUROPE LTD, a company incorporated under the laws of Ireland, and XL RE LTD, a Bermuda limited liability company, each of the Lenders party to such Credit Agreement and JPMORGAN CHASE BANK, as administrative agent for the Lenders (in such capacity, together with its successors in such capacity, the "Administrative Agent").

The Obligors, the Lenders and the Administrative Agent are parties to a 364-Day Credit Agreement dated as of June 27, 2002 (the "Credit Agreement"), providing, subject to the terms and conditions thereof, for extensions of credit to be made by or on behalf of said Lenders to the Account Parties in an aggregate principal or face amount not exceeding $2,000,000,000. The Obligors, the Lenders and the Administrative Agent wish to amend the Credit Agreement in certain respects and, accordingly, the parties hereto hereby agree as follows:

Section 1. Definitions. Except as otherwise defined in this Amendment No. 1, terms defined in the Credit Agreement are used herein as defined therein.

Section 2. Amendments. Effective as provided in Section 4 of this Amendment No. 1, the Credit Agreement is hereby amended as follows:

2.01. References in the Credit Agreement (including references to the Credit Agreement as amended hereby) to "this Agreement" (and indirect references such as "hereunder", "hereby", "herein" and "hereof") shall be deemed to be references to the Credit Agreement as amended hereby.

2.02. Section 2.04 of the Credit Agreement is hereby amended to read in its entirety as follows:

"SECTION 2.04. Non Syndicated Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, at the request of any Account Party the Lenders agree at any time and from time to time during the Availability Period to issue Non-Syndicated Letters of Credit for the account of such Account Party in an aggregate amount that will not result in the Credit Exposure exceeding the Commitments (it being understood that Non-Syndicated Letters of Credit may be issued, or be outstanding, for the account of more than one of the Account Parties at any time). Each Non-Syndicated Letter of Credit shall be in such form as is consistent with the requirements of the applicable regulatory authorities in the jurisdiction of issue as reasonably determined by the Administrative Agent or as otherwise agreed to by the Administrative Agent and XL Capital. Each Non-Syndicated Letter of Credit shall be issued by the respective Issuing Lender thereof, through the Administrative Agent as provided in Section 2.04(c), in the amount of such Issuing Lender's Applicable Percentage of the aggregate amount of Non-Syndicated Letters of Credit being requested by such Account Party at such time, and (notwithstanding anything herein or in any other Letter of Credit Document to the contrary) such Non-Syndicated Letter of Credit shall be the sole responsibility of such Issuing Lender (and of no other Person, including any other Lender or the Administrative Agent). Notwithstanding anything to the contrary in this Agreement, no Non-Syndicated Letter of Credit may be requested hereunder for any jurisdiction unless XL Capital provides evidence reasonably satisfactory to the Administrative Agent that Syndicated Letters of Credited do not comply with the insurance laws of such jurisdi ction.

(b) Notice of Issuance, Amendment, Renewal or Extension. To request the issuance of Non-Syndicated Letters of Credit (or the amendment, renewal or extension of outstanding Non-Syndicated Letters of Credit), an Account Party shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Administrative Agent) to the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of Non-Syndicated Letters of Credit, or identifying the Non-Syndicated Letters of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, as the case may be (which shall be a Business Day), the date on which such Non-Syndicated Letters of Credit are to expire (which shall comply with paragraph (e) of this Section), the aggregate amo unt of all Non-Syndicated Letters of Credit to be issued in connection with such request, the name and address of the beneficiary thereof and the terms and conditions of (and such other information as shall be necessary to prepare, amend, renew or extend, as the case may be) such Non-Syndicated Letters of Credit. If Non-Syndicated Letters of Credit issued in connection with the same request shall provide for the automatic extension of the expiry date thereof unless the Issuing Lender thereof or the Administrative Agent gives notice that such expiry date shall not be extended, then the Administrative Agent (acting on behalf of the relevant Issuing Lenders) will give such notice for all such Non-Syndicated Letters of Credit if requested to do so by the Required Lenders in a notice given to the Administrative Agent not more than 60 days, but no less than 45 days, prior to the current expiry date of such Non-Syndicated Letter of Credit. If requested by the Administrative Agent, such Account Party also shall subm it a letter of credit application on JPMCB's standard form in connection with any request for a Non-Syndicated Letter of Credit. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by any Account Party to, or entered into by any Account Party with, the Administrative Agent (acting on behalf of the relevant issuing Lenders) relating to any Non-Syndicated Letter of Credit, the terms and conditions of this Agreement shall control.

(c) Issuance and Administration. Each Non-Syndicated Letter of Credit shall be executed and delivered by the Administrative Agent (which term, for purposes of this Section 2.04 and any other provisions of this Agreement, including Article IX and Section 10.03, relating to Non-Syndicated Letters of Credit, shall be deemed to refer to, unless the context otherwise requires, JPMCB acting in its capacity as the Administrative Agent or in its individual capacity, in either case as attorney-in-fact for the respective Issuing Lender), acting through any duly authorized officer of JPMCB, in the name and on behalf of, and as attorney-in-fact for, the Issuing Lender party to such Non-Syndicated Letter of Credit. With respect to each Non-Syndicated Letter of Credit, the Administrative Agent shall act in the name and on behalf of, and as attorney-in-fact for, the Lender issuing such Non-Syndicated Letter of Credit a nd in that capacity shall, and each Lender hereby irrevocably appoints and designates the Administrative Agent, acting through any duly authorized officer of JPMCB, to so act in the name and on behalf of, and as attorney-in-fact for, each Lender with respect to each Non-Syndicated Letter of Credit to be issued by such Lender hereunder and, without limiting any other provision of this Agreement, to, (i) execute and deliver in the name and on behalf of such Lender each Non-Syndicated Letter of Credit to be issued by such Lender hereunder, (ii) receive drafts, other demands for payment and/or other documents presented by the beneficiary thereunder, (iii) determine whether such drafts, demands and/or documents are in compliance with the terms and conditions thereof, (iv) notify the beneficiary of any such Non-Syndicated Letter of Credit of the expiration or non-renewal thereof in accordance with the terms thereof, (v) advise such beneficiary of any change in the office for presentation of drafts under any such N on-Syndicated Letter of Credit, (vi) enter into with the Account Parties any such letter of credit application or similar agreement with respect to any such Non-Syndicated Letter of Credit as the Administrative Agent shall require, (vii) remit to the beneficiary of any such Non-Syndicated Letter of Credit any payment made by such Lender and received by the Administrative Agent in connection with a drawing thereunder, (viii) perform any and all other acts which in the sole opinion of the Administrative Agent may be necessary or incidental to the performance of the powers herein granted with respect to such Non-Syndicated Letter of Credit, (ix) notify such Lender and the Account Parties that a valid drawing has been made and the date that the related LC Disbursement is to be made; provided that the Administrative Agent shall have no obligation or liability for any LC Disbursement under such Non-Syndicated Letter of Credit and (x) delegate to any agent of JPMCB and such agent's Related Parties, or a ny of them, the performance of any of such powers. Each Lender hereby ratifies and confirms (and undertakes to ratify and confirm from time to time upon the request of the Administrative Agent) whatsoever the Administrative Agent (or any Related Part thereof) shall do or purport to do by virtue of the power herein granted. Promptly upon the request of the Administrative Agent, each Lender will furnish to the Administrative Agent such powers of attorney or other evidence as any beneficiary of any Non-Syndicated Letter of Credit may reasonably request in order to demonstrate that the Administrative Agent has the power to act as attorney-in-fact for such Lender with respect to such Non-Syndicated Letter of Credit (together with such evidence of the due authorization, execution, delivery and validity of such power of attorney as the Administrative Agent may reasonably request). Without limiting any provision of Article IX, the Administrative Agent may perform any and all of its duties and exercise any and all of its rights and powers under this Section 2.04 through its Related Parties.

(d) Limitations on Amounts. Non-Syndicated Letters of Credit shall be issued, amended, renewed or extended only if (and upon such issuance, amendment, renewal or extension of each Non-Syndicated Letter of Credit the Account Parties shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (i) the aggregate Credit Exposure of the Lenders shall not exceed the excess, if any, of (A) the aggregate amount of the Commitments over (B) the aggregate stated amount of all letters of credit identified in Schedule VI (other than Backstopped Letters of Credit and Replaced Letters of Credit) at the time outstanding and (ii) the sum of (A) the Credit Exposure (excluding any Alternative Currency LC Exposure) of each Lender plus (B) the aggregate stated amount of all letters of credit identified in Schedule VI issued by such Lender (other than Bac kstopped Letters of Credit and Replaced Letters of Credit) at the time outstanding shall not exceed the Commitment of such Lender.

(e) Expiry Date. Each Non-Syndicated Letter of Credit shall expire at or prior to the close of business on the date one year after the date of the issuance of such Non-Syndicated Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension).

(f) Participations. By the issuance of a Non-Syndicated Letter of Credit (or an amendment to a Non-Syndicated Letter of Credit increasing the amount thereof) by the respective Issuing Lender, and without any further action on the part of such Issuing Lender or the Lenders, such Issuing Lender hereby grants to each Lender (other than the Issuing Lender itself), and each such Lender hereby acquires from such Issuing Lender, a participation in such Non-Syndicated Letter of Credit equal to such Lender's Applicable Percentage of the aggregate amount available to be drawn under such Non-Syndicated Letter of Credit. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Non-Syndicated Letter of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Non-Syndicated Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for account of the respective Issuing Lender, such Lender's Applicable Percentage of each LC Disbursement made by an Issuing Lender in respect of any Non-Syndicated Letter of Credit promptly upon the request of the Administrative Agent at any time from the time such LC Disbursement is made until such LD Disbursement is reimbursed by the Account Parties or at any time after any reimbursement payment is required to be refunded to the Account Parties for any reason. Such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Promptly following receipt by the Administrative Agent of any payment from the Account Parties pursuant to the next following paragraph, the Administrative Agent shall distribute such payment to the respective Issuing Lender or, to the extent that the Lenders have made payments pursuant to this paragraph to reimburse such Issuing Lender, then to such Lenders and such Issuing Lender as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse an Issuing Lender for any LC Disbursement shall not relieve the Account Parties of their obligation to reimburse such LC Disbursement.

(g) Reimbursement. If any Issuing Lender shall make any LC Disbursement in respect of any Non-Syndicated Letter of Credit, regardless of the identity of the Account Party of such Non-Syndicated Letter of Credit, the Account Parties jointly and severally agree that they shall reimburse such Issuing Lender in respect of such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than noon, New York City time, on (i) the Business Day that the Account Parties receive notice of such LC Disbursement, if such notice is received prior to 10:00 a.m., New York City time, or (ii) the Business Day immediately following the day that the Account Parties receive such notice, if such notice is not received prior to such time.

If the Account Parties fail to make such payment when due, the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from the Account Parties in respect thereof and such Lender's Applicable Percentage thereof.

(h) Obligations Absolute. The Account Parties' joint and several obligations to reimburse LC Disbursements in respect of any Non-Syndicated Letter of Credit as provided in paragraph (g) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Non-Syndicated Letter of Credit, or any term or provision therein, (ii) any draft or other document presented under a Non-Syndicated Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Lender under a Non-Syndicated Letter of Credit against presentation of a draft or other document that does not comply strictly with the terms of such Non-Syndicat ed Letter of Credit (provided that the Account Parties shall not be obligation to reimburse such LC Disbursements unless payment is made against presentation of a draft or other document that at least substantially complies with the terms of such Non-Syndicated Letter of Credit), (iv) at any time or from time to time, without notice to any Account Party, the time for any performance of or compliance with any of such reimbursement obligations of any other Account Party being waived, extended or renewed, (v) any of such reimbursement obligations of any other Account

Party being amended or otherwise modified in any respect, or any guarantee of any of such reimbursement obligations being released, substituted or exchanged in whole or in part or otherwise dealt with, (vi) the occurrence of any Default, (vii) the existence of any proceedings of the type described in clause (g) or (h) or Article VIII with respect to any other Account Party or any guarantor of any of such reimbursement obligations, (viii) any lack of validity or enforceability of any of such reimbursement obligations against any other Account Party or any guarantor of any of such reimbursement obligations, or (ix) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of any account Party hereunder.

Neither the Administrative Agent, the Lenders nor any Issuing Lender, nor any of their respective Related Parties, shall have any liability or responsibility by reason of or in connection with the payment or failure to make any payment under a Non-Syndicated Letter of Credit (irrespective of any of the circumstances referred to in the preceding sentence) as a result of determining whether drafts or other documents presented under a Non-Syndicated Letter of Credit comply with the terms thereof, or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Non-Syndicated Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of an Issuing Lender; provided that the foregoing shall not be const rued to excuse the Administrative Agent or a Lender from liability to the Account Parties to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Account Parties to the extent permitted by applicable law) suffered by the Account Parties that are caused by the gross negligence or willful misconduct of the Administrative Agent or a Lender when determining whether drafts and other documents presented under Non-Syndicated Letter of Credit comply with the terms thereof. The parties hereby expressly agree that:

(i) the Administrative Agent may accept documents that appear on their face to be in substantial compliance with the terms of a Non-Syndicated Letter of Credit without responsibility for further investigation, regardless of any notice or information to the contrary, and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Non-Syndicated Letter of Credit;

(ii) the Administrative Agent shall have the right, in its sole discretion, to decline to accept such documents and to make such payment if such documents are not in strict compliance with the terms of such Non-Syndicated Letter of Credit; and

(iii) this sentence shall establish the standard of care to be exercised by the Administrative Agent when determining whether drafts and other documents presented under a Non-Syndicated Letter of Credit comply with the terms thereof (and the parties hereto hereby waive, to the extent permitted by applicable law, any standard of care inconsistent with the foregoing).

(i) Disbursement Procedures. The Administrative Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under an Non-Syndicated Letter of Credit. The Administrative Agent shall promptly after such examination (i) notify each of the Lenders and the Account Parties by telephone (confirmed by telecopy) of such demand for payment and (ii) deliver to each Lender (including the Issuing Lender) a copy of each document purporting to represent a demand for payment under such Non-Syndicated Letter of Credit. With respect to any drawing properly made under a Non-Syndicated Letter of Credit, the Issuing Lender thereof will make an LC Disbursement in respect of such Non-Syndicated Letter of Credit in accordance with its liability under such Non-Syndicated Letter of Credit and this Agreement, such LC Disbursement to be made to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make any such LC Disbursement available to the beneficiary of such Non-Syndicated Letter of Credit by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any LC Disbursement by any Issuing Lender in respect of any Non-Syndicated Letter of Credit, the Administrative Agent will notify the Account Parties of such LC Disbursement; provided that any failure to give or delay in giving such notice shall not relieve the Account Parties of their obligation to reimburse such Issuing Lender with respect to any such LC Disbursement.

(j) Interim Interest. If any LC Disbursement with respect to a Non-Syndicated Letter of Credit is made, then, unless the Account Parties shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Account Parties reimburse such LC Disbursement, at the rate per annum equal to (i) 1% plus the Alternate Base Rate to but excluding the date three Business Days after such LC Disbursement is made and (ii) from and including the date three Business Days after such LC Disbursement is made, 3% plus the Alternate Base Rate.

(k) Right of Contribution. The Account Parties hereby agree, as between themselves, that if any Account Party shall pay any reimbursement obligation in respect of any LC Disbursement with respect to a Non-Syndicated Letter of Credit issued to support the obligations of another Account Party (the Specified Account Party), the Specified Account Party shall, on demand (but subject to the next sentence), pay to such first Account Party an amount equal to the amount of such reimbursement. The payment obligation of a Specified Account Party to another Account Party under this paragraph (k) shall be subordinate and subject in right of payment to the prior payment in full of the obligations of the Specified Account Party under this Agreement and each other Credit Document, and such other Account Party shall not exercise any right or remedy with respect to such reimbursement until payment and satisfaction in full of all of such obligations of the Specified Account Party."

Section 3. Representations and Warranties. Each Account Party hereby represents and warrants to the Administrative Agent and the Lenders that (i) the representations and warranties of such Account Party set forth in Article IV of the Credit Agreement are, on the date hereof, true and complete as if made on the date hereof (and after giving effect to this Amendment No. 1) and as if each reference in said Article IV to "this Agreement" includes reference to this Amendment No. 1 and (ii) both immediately prior to and as of the date hereof, no Default has occurred and is continuing.

Section 4. Conditions Precedent. The amendments to the Credit Agreement set forth in Section 2 of this Amendment No. 1 shall become effective, as of the date hereof, upon receipt by the Administrative Agent of one or more counterparts of this Amendment No. 1 duly executed and delivered by each of the Obligors and the Required Lenders.

Section 5. Miscellaneous. Except as herein provided, the Credit Agreement shall remain unchanged and in full force and effect. Nothing in this Amendment No. 1 shall constitute a waiver of any rights and/or remedies that the Lenders and/or the Administrative Agent may have under the Credit Agreement and nothing contained herein shall obligate the Lenders to grant any future waiver of any provision of the Credit Agreement. XL Capital shall pay all reasonable expenses incurred by the Administrative Agent, including the reasonable fees, charges and disbursements of Milbank, Tweed, Hadley & McCloy LLP, special New York counsel to JPMorgan Chase Bank, in connection with the preparation, negotiation, execution and delivery of this Amendment No. 1. This Amendment No. 1 may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument and any of the parties hereto may execute this Amendment No. 1 by signing any such counterpart. This Amendment No. 1 shall be governed by, and construed in accordance with, the law of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the day and year first above written.

X.L. AMERICA, INC.,

as an Account Party and a Guarantor

By: /s/ Charles F. Barr

Name: Charles F. Barr

Title: Secretary, General Counsel

XL INSURANCE (BERMUDA) LTD,

as an Account Party and a Guarantor

By: ______________________

Name:

Title:

XL EUROPE LTD,

as an Account Party and a Guarantor

By: ______________________

Name:

Title:

XL RE LTD,

as an Account Party and a Guarantor

By: ______________________

Name:

Title:

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the day and year first above written.

X.L. AMERICA, INC.,

as an Account Party and a Guarantor

By: /s/ Charles F. Barr

Name: Charles F. Barr

Title: Secretary, General Counsel

XL INSURANCE (BERMUDA) LTD.

as an Account Party and a Guarantor

By: /s/ James P. McNichols

Name: James P. McNichols

Title: EVP

XL EUROPE LTD,

as an Account Party and a Guarantor

By: /s/ Brian M. O'Hara

Name: Brian M. O'Hara

Title: Chairman

XL RE LTD,

as an Account Party and a Guarantor

By: /s/ H. Keeling

Name: H. Keeling

Title: C.E.O.

IN WITNESS WHEREOF, XL Capital has caused this Amendment No. 1 to be duly executed as a Deed by an authorized officer as of the day and year first above written.

EXECUTED AS A DEED by X.L. CAPITAL LTD, INC,

As an Account Party and a Guarantor

By: /s/ Candida Medeiras

witness

By: /s/ Jerry de St. Paer

Name: Jerry de St. Paer

Title: Executive Vice President
and Chief Financial Officer

Lenders

JPMORGAN CHASE BANK,

individually and as Administrative Agent

By: /s/ Helen L. Newcomb

Name: Helen L. Newcomb

Title: Vice President

CITIBANK, N.A.

By: /s/ Michael A. Taylor

Name: Michael A. Taylor

Title: VP, Citibank, N.A.

DEUTSCHE BANK AG NEW YORK BRANCH

By: /s/ Ruth Leung

Name: Ruth Leung

Title: Director

By: /s/ John S. McGill

Name: John S. McGill

Title: Director

MELLON BANK, N.A.

By: /s/ Carrie Burnham

Name: Carrie Burnham

Title: Assistant Vice President

BANK OF AMERICA, N.A.

By: ______________________

Name:

Title:

BANK ONE, NA

By: /s/ Gretchen Roetzer

Name: Gretchen Roetzer

Title: Director

By: ______________________

Name:

Title:

BARCLAYS BANK PLC

By: /s/ Paul Johnston

Name: Paul Johnston

Title: Relationship Director

CREDIT LYONNAIS NEW YORK BRANCH

By: /s/ Sebastian Rocco

Name: Sebastian Rocco

Title: Senior Vice President

DRESDNER BANK AG, NEW YORK AND

GRAND CAYMAN BRANCHES

By: /s/ J. Curtin Beaudouin

Name: J. Curtin Beaudouin

Title: Director

By: /s/ Deborah Carlson

Name: Deborah Carlson

Title: Director

FLEET NATIONAL BANK

By: /s/ George J. Urban

Name: George J. Urban

Title: Portfolio Manager

HSBC BANK USA

By: ________________

Name:

Title:

HSBC BANK USA

By: ______________________

Name:

Title:

LLOYDS TSB BANK PLC

By: /s/ Michael J. Gilligan

Name: Michael J. Gilligan

Title: Director, Financial Institutions, USA

By: /s/ Matthew S.R. Tuck

Name: Matthew S.R. Tuck

Title: Vice President, Financial Institutions, USA

T020

WACHOVIA BANK, N.A.

By: /s/ Daniel J. Norton

Name: Daniel J. Norton

Title: Director

ABN AMRO BANK N.V.

By: ________________

Name:

Title:

NATIONAL WESTMINSTER BANK PLC

By: /s/ John Mallett

Name: John Mallett

Title: Senior Corporate Manager

THE BANK OF NOVA SCOTIA

By: /s/ J.W. Campbell

Name: J.W. Campbell

Title: Industry Head

THE BANK OF NEW YORK

By: /s/ Gary Overton

Name: Gary Overton

Title: Vice President

COMERICA BANK

By: /s/ Martin G. Ellis

Name: Martin G. Ellis

Title: Vice President

ING BANK N.V., LONDON BRANCH

By: /s/ M. Sharman

Name: M. Sharman

Title: Managing Director

By: /s/ P. Galpin

Name: P. Galpin

Title: Director

MERRILL LYNCH BANK USA

By: ______________________________

Name:

Title:

NATIONAL AUSTRALIA BANK LIMITED

By: /s/ Dennis Cogan

Name: Dennis Cogan

Title: Director

STATE STREET BANK AND TRUST COMPANY

By: /s/ Lisa Anne Boutuene

Name: Lisa Anne Boutuene

Title: Vice President

EXHIBIT 10.57

18 NOVEMBER 2002

XL CAPITAL LTD
as *Account Party*

THE GUARANTORS
(as defined herein)

THE LENDERS PARTY HERETO
(as defined herein)

CITIBANK INTERNATIONAL PLC
as *Agent and Security Trustee*

SALOMON BROTHERS INTERNATIONAL LIMITED
as *Arranger*

LETTER OF CREDIT FACILITY AND REIMBURSEMENT AGREEMENT

CONTENTS

LETTER OF CREDIT FACILITY AND REIMBURSEMENT AGREEMENT dated 18 November 2002

Between:

XL CAPITAL LTD, a company incorporated under the laws of the Cayman Islands (the ***Account Party***);

The **GUARANTORS** as defined below;

The **LENDERS** as defined below;

CITIBANK INTERNATIONAL PLC, as agent and trustee for the Lenders (and when acting in such capacities the ***Agent*** and ***Security Trustee*** respectively); and

SALOMON BROTHERS INTERNATIONAL LIMITED (the ***Arranger***).

Definitions

Defined Terms

1.1 As used in this Agreement, the following terms have the meanings specified below:

Affiliate means, with respect to a specified Person, another Person that directly, or indirectly, Controls or is Controlled by or is under common Control with the Person specified;

Applicable Percentage means, with respect to any Lender, the percentage of the Total Commitments represented by such Lender's Commitment. If the Total Commitments or Commitment of a Lender have terminated or expired, the Applicable Percentage shall be determined based upon the Total Commitments or Commitment of such Lender (as the case may be) most recently in effect, giving effect to any permitted assignments or transfers;

Applicant means each of XL Europe, Mid Ocean, Stonebridge Underwriting, NAC Reinsurance, Dornoch, County Down, Brockbank and XL Re and any other Affiliate of the Account Party as may be agreed by the Agent and the Account Party from time to time;

Approved Credit Institution means a credit institution within the meaning of the First Council Directive on the co-ordination of laws, regulations and administrative provisions relating to the taking up and pursuit of the business of credit institutions (No 77/780/EEC) which has been approved by Lloyd's for the purpose of providing guarantees and issuing or confirming letters of credit comprising a member's Funds at Lloyd's;

Authorised Signatory means, in relation to an Obligor, any person who is duly authorised (in such manner as may be reasonably acceptable to the Agent) and in respect of whom the Agent has received a certificate signed by a director or another Authorised Signatory of such Obligor setting out the name and signature of such person and confirming such person's authority to act;

Available Commitment means in relation to a Lender at any time and save as otherwise provided herein its Commitment less the amount of its participation in the LC Exposures at such time **PROVIDED THAT** such amount shall not be less than zero;

Available Facility means, at any time, the aggregate of the Available Commitments adjusted, in the case of a proposed utilisation pursuant to a Utilisation Request, so as to take into account:

(a) any reduction in the Commitment of a Lender pursuant to the terms hereof; and

(b) any Letter of Credit which pursuant to any other Utilisation Request is to be issued;

on or before the proposed Utilisation Date relating to such utilisation;

Availability Period means the period from (and including) the Closing Date to (and including) the Commitment Termination Date;

Bilateral Letter of Credit has the meaning given to it in Clause 4.5(b);

BIS Qualifying Assets means fixed income securities issued or guaranteed by US Government Agencies or by the Central Governments of any OECD country having a financial strength rating of at least "A+" from Standard & Poor's Rating Services (or its successor);

Board means the Board of Governors of the Federal Reserve System of the United States of America;

Brockbank means XL London Market Ltd, a company incorporated under the laws of England and Wales;

Business Day means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, London or Bermuda are authorised or required by Law to remain closed;

Capital Lease Obligations of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalised amount thereof determined in accordance with GAAP;

Central Government means, without limitation, government departments, ministries and central banks;

Change in Control means the occurrence of any of the following events or conditions:

(a) any Person or group of Persons (as used in Sections 13 and 14 of the Securities Exchange Act of 1934 of the United States of America, and the rules and regulations thereunder) shall have become the beneficial owner (as defined in the rules promulgated by the SEC) of more than 40% of the voting securities of the Account Party;

(b) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Account Party; or

(c) a majority of the members of the Account Party's board of directors are persons who are then serving on the board of directors without having been elected by the board of directors or having been nominated for election by its shareholders;

Change in Law means (a) the adoption of any Law, rule or regulation after the date of this Agreement, (b) any change in any Law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Clause 12.1 and 13, by any lending office of such Lender or by such Lender's holding company, if any) with any request, guideline or directive (whether or not having the force of Law) of any Governmental Authority made or issued after the date of this Agreement;

Charge Agreement means the charge agreement, in substantially the form set out in Schedule 9 that may be required to be entered into by the Account Party as chargor pursuant to the terms hereof and pursuant to which the Account Party will grant cash cover in favour of the Security Trustee;

Closing Date means the date on which the conditions set out in Schedule 5 (*Conditions Precedent*) have, in the reasonable opinion of the Agent, been satisfied;

Code means the Internal Revenue Code of 1986 of the United States of America, as amended from time to time;

Commencement Date means, in respect of a Letter of Credit, the date upon which a Letter of Credit shall become effective, being any date from (and including) the Closing Date to (but excluding) 1 January 2003;

Commitment means, with respect to each Lender, the commitment of such Lender to participate in the issue of Letters of Credit hereunder. The initial amount of each Lender's Commitment is set forth on Schedule 1, or in the Transfer Certificate pursuant to which such Lender shall have assumed its Commitment, as applicable, but in each case as such Commitment may be:

(a) reduced from time to time pursuant to Clause 8 (*Termination and Reduction of the Commitments*) or Clause 4.5 (b) (*Replacement Letters of Credit*); and

(b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Clause 26.3 (*Transfers by Lenders*);

Commitment Letter means the letter so titled from the Arranger to the Account Party dated 24 September 2002;

Commitment Termination Date means the earlier of (a) the later of 26 November 2002 and the date which Lloyd's may specify as the Funds Date for 2002; and (b) 1 January 2003;

Consolidated Net Worth means, at any time, the consolidated shareholders' equity of the Account Party and its Subsidiaries;

Control means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. ***Controlling*** and ***Controlled*** have meanings correlative thereto;

County Down means County Down Limited, a company incorporated under the laws of England and Wales;

Default means any event or condition which constitutes an Event of Default or a Potential Event of Default;

Default Period means the period from and including the date on which the Agent makes payment of a Demand Amount to but excluding the date on which the Account Party makes a corresponding reimbursement under Clause 6.1(a) and (b) (*The Account Party's Indemnity to Lenders*);

Demand Amount means a principal amount to be paid by the Account Party pursuant to Clause 6.1(a) and (b) (*The Account Party's Indemnity to Lenders*);

Dollars or ***$*** refers to the lawful money of the United States of America from time to time;

Dornoch means Dornoch Limited, a company incorporated under the laws of England and Wales;

Environmental Laws means any Law, whether now existing or subsequently enacted or amended, relating to (a) pollution or protection of the environment, including natural resources, (b) exposure of Persons, including but not limited to employees, to Hazardous Materials, (c) protection of the public health or welfare from the effects of products, by-products, wastes, emissions, discharges or releases of Hazardous Materials or (d) regulation of the manufacture, use or introduction into commerce of Hazardous Materials, including their manufacture, formulation, packaging, labelling, distribution, transportation, handling, storage or disposal;

Environmental Liability means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of an Obligor or any Subsidiary resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract or agreement pursuant to which liability is assumed or imposed with respect to any of the foregoing;

Equity Rights means, with respect to any Person, any subscriptions, options, warrants, commitments, pre-emptive rights or agreements of any kind (including any shareholders' or voting trust agreements) for the issuance, sale, registration or voting of, or securities convertible into, any additional shares of capital stock of any class, or partnership or other ownership interests of any type in, such Person;

ERISA means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time;

ERISA Affiliate means any trade or business (whether or not incorporated) that, together with the Account Party, is treated as a single employer under Clause 414(b) or (c) of the Code, or, solely for purposes of Clause 302 of ERISA and Clause 412 of the Code, is treated as a single employer under Clause 414 of the Code;

ERISA Event means (a) any ***reportable event***, as defined in Clause 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an ***accumulated funding deficiency*** (as defined in Clause 412 of the Code or Clause 302 of ERISA), whether or not waived; (c) the filing pursuant to Clause 412(d) of the Code or Clause 303 (d) of ERISA of an application for a waiver of the minimum funding standard with respect to any

Plan; (d) the incurrence by any Obligor or any of such Obligor's ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by an Obligor or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by any Obligor or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by any Obligor or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from any Obligor or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganisation, within the meaning of Title IV of ERISA;

Event of Default has the meaning assigned to such term in Clause 20;

Facility means the letter of credit facility granted to the Account Party pursuant to this Agreement;

Facility Office means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement;

Fee Letter means the letter from the Arranger to the Account Party dated 24 September 2002, relating to the payment of certain fees;

Finance Documents means this Agreement, the Charge Agreement, the Commitment Letter, the Fee Letter, any Letter of Credit and any other document or documents as may be agreed by the Agent and the Account Party;

Final Expiration Date means the date on which a Letter of Credit terminates in accordance with its terms;

Finance Parties means the Lenders, the Agent, the Arranger and the Security Trustee;

Financial Officer means, with respect to any Obligor, a principal financial officer of such Obligor;

Funds at Lloyd's has the meaning given to it in paragraph 4 of the Membership Bylaw (No. 17 of 1993);

Funds at Lloyd's Requirements means, in respect of any member, the amount required to be maintained by that member as Funds at Lloyd's;

Funds Date means the date notified by Lloyd's each year as being the latest date in that year by which Funds at Lloyd's can be placed with Lloyd's in order to satisfy Funds at Lloyd's Requirements in respect of the immediately succeeding calendar year being, in respect of the 2002 calendar year, 22 November 2002 or such other date as may be advised by Lloyd's;

GAAP means generally accepted accounting principles in the United States of America;

GIC means a guaranteed investment contract or funding agreement or other similar agreement issued by an Obligor or any of its Subsidiaries that guarantees to a counterparty a rate of return on the invested capital over the life of such contract or agreement.

Governmental Authority means the government of the United Kingdom, or of any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

Guarantee means, with respect to any Person, without duplication, any obligations of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing or intended to guarantee any Indebtedness of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent, (i) to purchase any such Indebtedness or any property constituting security therefor for the purpose of assuring the holder of such Indebtedness, (ii) to advance or provide funds or other support for the payment or purchase of any such Indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person (including without limitation keepwell agreements, maintenance agreements, comfort letters or similar agreements or arrangements) for the benefit of any holder of Indebtedness of such other Person, (iii) to lease or purchase property, securities or services primarily for the purpose of assuring the holder of such Indebtedness, or (iv) to otherwise assure or hold harmless the holder of such Indebtedness against loss in respect thereof. The amount of any Guarantee hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount of the Indebtedness in respect of which such Guarantee is made. The terms ***Guarantee*** and ***Guaranteed*** used as a verb shall have a correlative meaning;

Guarantors means each of the Account Party, XL America, XL Insurance, XL Europe and XL Re;

Hazardous Materials means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law;

Hedging Agreement means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement;

Indebtedness means, for any Person, without duplication (it being understood, for the avoidance of doubt, that insurance payment liabilities, as such, and liabilities arising in the ordinary course of such Person's business as an insurance or reinsurance company (including GICs or Stable Value Instruments) or corporate member of Lloyd's or as a provider of financial or investment services or contracts (including GICs or Stable Value Instruments) (in each case other than in connection with the provision of financing to such Person or any of such Person's Affiliates) shall not be deemed to constitute Indebtedness): (i) all indebtedness or liability for or on account of money borrowed by, or for or on account of deposits with or advances to (but not including accrued pension costs, deferred income taxes or accounts payable of) such Person; (ii) all obligations (including contingent liabilities) of such Person evidenced by bonds, debentures, notes, banker 's acceptances or similar instruments; (iii) all indebtedness or liability for or on account of property or services purchased or acquired by such Person; (iv) any amount secured by a Lien on property owned by such Person (whether or not assumed) and Capital Lease Obligations of such Person (without regard to any limitation of the rights and remedies of the holder of such Lien or the lessor under such capital lease to repossession or sale of such property); (v) the maximum available amount of all standby letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed); and (vi) all Guarantees of such Person.

Insurance Subsidiary means any Subsidiary which is subject to the regulation of, and is required to file statutory financial statements with, any governmental body, agency or official in any State or territory of the United States or the District of Columbia which regulates insurance companies or the doing of an insurance business therein.

Issuing Lender means any Lender in its capacity as an issuer of one or more Letters of Credit hereunder;

Law means any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Governmental Authority;

LC Disbursement means a payment made by a Lender pursuant to a Letter of Credit;

LC Exposure means the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all Demand Amounts. The LC Exposure of any Lender at any time shall be the sum of its participation in the outstanding Letters of Credit at such time and the Demand Amounts owed to it at such time;

LC Proportion means, in relation to the Lender in respect of any Letter of Credit and save as otherwise provided herein, the proportion (expressed as a percentage) of such Lender's Available Commitment to the Available Facility immediately prior to the issue of such Letter of Credit;

Lender Affiliate means with respect to any Lender, (a) an Affiliate of such Lender or (b) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender;

Lenders means any of the Persons listed in Schedule 1 (*Commitments*) or any other Person that shall have become a party hereto pursuant to Clause 26.3 (*Transfers by Lenders*), and which has not ceased to be a party hereto in accordance with the terms hereof;

Letters of Credit means Letters of Credit issued pursuant to the terms of this Agreement;

Letter of Credit Fees means the fees payable by the Account Party pursuant to Clause 9.2 (*Letter of Credit Fees*) (as adjusted from time to time in accordance with the provisions of Clause 9.3) (*Adjustment of Letter of Credit Fee*);

Lien means, with respect to any asset, any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, including but not limited to any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security;

LIBOR means, in relation to any unpaid sum:

(a) the display rate per annum of the offered quotation for overnight deposits in the currency of the relevant unpaid sum which appears on Telerate Page 3750 or Telerate Page 3740 (as appropriate) at or about 11.00 a.m. on any relevant day; or

(b) if the display rate cannot be determined under paragraph (a) above, the rate determined by the Agent to be the arithmetic mean (rounded, if necessary, to the nearest five decimal places with the midpoint rounded upwards) of the rates notified to the Agent by each of the Reference Banks quoting (provided that at least two Reference Banks are quoting) as the rate at which such Reference Bank is offering overnight deposits in the required currency in an amount comparable to that amount to prime banks in the London Interbank Market at or about 11.00 a.m. on any relevant day; and

for the purposes of this definition:

Telerate Page 3750 means the display designated as Page 3750, and ***Telerate Page 3740*** means the display designated as Page 3740, in each case on the Telerate Service (or such other pages as may replace Page 3750 or Page 3740 on that service or such other service as may be nominated by the British Bankers' Association (including the Reuters Screen) as the information vendor for the purposes of displaying British Bankers' Association Interest Settlement Rates for deposits in the currency concerned);

Lloyd's means the society incorporated by Lloyd's Act 1871 by the name of Lloyd's;

Majority Lenders means, at any time, Lenders having Commitments representing more than 50% of the sum of the total Commitments at such time; **PROVIDED THAT**, if the Commitments have expired or been terminated, ***Majority Lenders*** means Lenders having more than 50% of the aggregate LC Exposure of the Lenders;

Mandatory Costs means, in relation to any unpaid sum for any period, a rate per annum calculated in accordance with Schedule 4;

Margin Stock means ***margin stock*** within the meaning of Regulations T, U and X of the Board;

Material Adverse Effect means a material adverse effect on: (a) the assets, business, financial condition or operations of an Obligor and its Subsidiaries taken as a whole; or (b) the ability of an Obligor to perform any of its payment or other material obligations under this Agreement;

Mid Ocean means Mid Ocean Limited, a company incorporated under the laws of the Cayman Islands;

Multiemployer Plan means a multiemployer plan as defined in Clause 4001(a)(3) of ERISA;

NAC Reinsurance means NAC Reinsurance International Ltd, a company incorporated under the laws of England and Wales;

Non-U.S. Benefit Plan means any plan, fund (including any superannuation fund) or other similar program established or maintained outside the United States by any Obligor or any of its Subsidiaries, with respect to which such Obligor or the Subsidiary has an obligation to contribute, for the benefit of employees of such Obligor or such Subsidiary, which plan, fund or other similar program provides, or results in, the type of benefits described in Clause 3(1) or 3(2) of ERISA, and which plan is not subject to ERISA or the Code;

Obligor Jurisdiction means (a) Bermuda, (b) the Cayman Islands, (c) the Republic of Ireland, and (d) any other country (i) where any Obligor is licensed or qualified to do business or (ii) from or through which payments hereunder are made by any Obligor;

Obligors means each of the Account Party and the Guarantors;

OECD Country means any member of the Organisation for Economic Co-operation and Development;

Original Agreement means the letter of credit and reimbursement agreement dated 20 November 2001 (as amended by an Amendment Agreement dated 21 March 2002) between, inter alios, the Account Party, the Agent and the lenders thereto;

Original Letters of Credit means the letters of credit issued under the Original Agreement;

Original Parties means the parties to the Original Agreement;

Other Taxes means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement;

Participating Member State means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union;

PBGC means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions;

Person means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity;

Plan means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Clause 412 of the Code or Clause 302 of ERISA, and in respect of which any Obligor or any ERISA Affiliate is (or, if such plan were terminated, would under Clause 4069 of ERISA be deemed to be) an ***employer*** as defined in Clause 3(5) of ERISA;

Potential Event of Default means an event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default;

Private Act means separate legislation enacted in Bermuda with the intention that such legislation apply specifically to an Obligor, in whole or in part;

Quarterly Dates means the last Business Day of March, June, September and December in each year, the first of which shall be the first such day after the date hereof;

Reference Banks means, subject to Clause 26.6 (*Reference Banks*), the principal London offices of Citibank, N.A., ING Bank N.V., London Branch, Lloyds TSB Bank plc and Barclays Bank plc;

Register has the meaning given to it in Clause 26.11 (*Maintenance of Register by Agent*);

Related Parties means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates;

Representations means each of the representations and warranties set out in Clause 17 (*Representations and Warranties*);

SAP means, as to each Obligor and each Subsidiary that offers insurance products, the statutory accounting practices prescribed or permitted by the relevant Governmental Authority for such Obligor's or such Subsidiary's domicile for the preparation of its financial statements and other reports by insurance corporations of the same type as such Obligor or such Subsidiary in effect on the date such statements or reports are to be prepared, except if otherwise notified by the Account Party as provided in Clause 1.3;

SEC means the Securities and Exchange Commission of the United States of America or any successor entity;

Stable Value Instrument means any insurance, derivative or similar financial contract or instrument designed to mitigate the volatility of returns during a given period on a specified portfolio of securities held by one party (the ***Customer***) through the commitment of the other party (the ***SVI Provider***) to provide the Customer with a credited rate of return on the portfolio, typically determined through an interest-crediting mechanism; in exchange, the SVI provider typically receives a fee;

Sterling or ***£*** refers to the lawful currency of the United Kingdom from time to time;

Stonebridge Underwriting means Stonebridge Underwriting Limited, a company incorporated under the laws of England and Wales;

Subsidiary means, with respect to any Person (the ***parent***), at any date, any corporation (or similar entity) of which a majority of the shares of outstanding capital stock normally entitled to vote for the election of directors (regardless of any contingency which does or may suspend or dilute the voting rights of such capital stock) is at such time owned directly or indirectly by the parent or one or more subsidiaries of the parent. Unless otherwise specified, ***Subsidiary*** means a Subsidiary of an Obligor;

Substitute Lender has the meaning give to it in Clause 4.4(a);

Taxes means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority. ***Taxation*** and ***Tax*** shall be construed accordingly;

Total Commitments means, at any time, the aggregate of the Lenders' Commitments (being on the date hereof £320,000,000);

Total Funded Debt means, at any time, all Indebtedness of the Account Party and its Subsidiaries which would at such time be classified in whole or in part as a liability on the consolidated balance sheet of the Account Party in accordance with GAAP;

Total LC Exposures means, at any time, the aggregate of the Lenders' LC Exposures;

Transactions means the execution, delivery and performance by the Obligors of this Agreement and the other Finance Documents to which any Obligor is intended to be a party and the issuance of Letters of Credit hereunder;

Transfer Certificate means a certificate in the form of Schedule 8 (*Form of Transfer Certificate*) delivered pursuant to Clause 26.4 (*Transfer Procedure*);

Transferee means a Person to which a Lender seeks to transfer by novation all or part of such Lender's rights, benefits and obligations under the Finance Documents;

US Government Agencies means US government agencies whose debt obligations are fully and explicitly guaranteed as to the timely repayment of principal and interest by the full faith and credit of the US federal government;

Utilisation Date means the date on which a Letter of Credit is to be issued;

Utilisation Request means a notice substantially in the form set out in Schedule 6 (*Form of Utilisation Request*);

Withdrawal Liability means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA;

XL America means X.L. America, Inc., a company incorporated under the laws of Delaware, USA;

XL Europe means XL Europe Limited, a company incorporated under the laws of Ireland;

XL Insurance means XL Insurance (Bermuda) Ltd, a company organised under the laws of Bermuda;

XL Re means XL Re Ltd, a company organised under the laws of Bermuda.

Interpretation

1.2 Any reference in this Agreement to:

(a) the ***Agent*, *Security Trustee, Arranger, Lender*** or any other Person shall be construed so as to include its and any subsequent successors and permitted transferees in accordance with their respective interests;

(b) ***continuing***, in the context of an Event of Default shall be construed as a reference to an Event of Default which has not been remedied or waived in accordance with the terms hereof and in relation to a ***Potential Event of Default***, one which has not been remedied within the relevant grace period or waived in accordance with the terms hereof;

(c) a ***holding company*** of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

(d) the ***equivalent*** on any date in one currency (the ***first currency***) of an amount denominated in another currency (the ***second currency***) is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate quoted by the Agent at or about 11.00 a.m. on such date for the purchase of the first currency with the second currency;

(e) a ***member*** shall be construed (as the context may require) as a reference to an underwriting member of Lloyd's;

(f) a ***month*** is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that, where any such period would otherwise end on a day which is not a Business Day, it shall end on the next succeeding Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the immediately preceding Business Day, **PROVIDED THAT**, if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to ***months*** shall be construed accordingly);

(g) a Lender's ***participation***, in relation to a Letter of Credit, shall be construed as a reference to the rights and obligations of such Lender in relation to such Letter of Credit as are expressly set out in this Agreement;

(h) a ***successor*** shall be construed so as to include an assignee or successor in title of such party and any person who under the laws of its jurisdiction of incorporation or domicile has assumed the rights and obligations of such party under this Agreement or to which, under such laws, such rights and obligations have been transferred;

(i) an ***asset*** or ***property*** shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights;

(j) ***VAT*** shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time;

(k) the ***winding-up***, ***dissolution*** or ***administration*** of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the Law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors; and

(l) unless the contrary intention appears:

(i) a Letter of Credit is ***cancelled***, ***repaid*** or ***prepaid*** by:

(A) providing the Issuing Lender(s) with cash cover (as defined below); or

(B) reducing (in accordance with the terms of this Agreement and the Letter of Credit) the amount that may be demanded under the Letter of Credit (or by that amount automatically reducing in accordance with the terms of the Letter of Credit); or

(C) cancelling the Letter of Credit by (x) providing written confirmation (in form and substance satisfactory to the Agent or the Issuing Lender) from

Lloyd's that the Issuing Lender(s) has no further liability under the Letter of Credit (including by way of a notice specifying that Lloyd's does not accept or unconditionally rejects a Letter of Credit (unless the Agent or the Issuing Lender as the case may be, acting reasonably, considers that Lloyd's remains entitled to make a claim under such Letter of Credit)), and (y) if Lloyd's agrees, by procuring the return of the original to the Agent;

(ii) ***cash cover*** is provided, pursuant to the terms of the Charge Agreement, in respect of a Lender's participation in a Letter of Credit at any time by paying an amount in Sterling equal to the outstanding amount of that participation at that time to such account or accounts as the Agent may specify and creating effective security over such amount in favour of the Security Trustee on behalf of the Finance Parties in form and substance satisfactory to the Security Trustee (together with legal opinions, evidence of corporate authorisation, and similar documentation reasonably required by the Security Trustee), in the name of the Account Party from which the only withdrawals which may be made are withdrawals made with the prior written consent of the Security Trustee in accordance with the terms of the Charge Agreement; and

(iii) a reference to ***principal amount*** in respect of a Letter of Credit means the maximum amount which is expressed to be capable of being demanded under a Letter of Credit ignoring the aggregate amount of any cash cover held in relation to that Letter of Credit.

Accounting Terms; GAAP and SAP

1.3 Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP or SAP, as the context requires, each as in effect from time to time; provided that, if the Account Party notifies the Agent that the Obligors request an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or SAP, as the case may be, or in the application thereof on the operation of such provision (or if the Agent notifies the Obligors that the Majority Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or SAP, as the case may be, or in the application thereof, then such provision shall be interpreted on the basis of GAAP or SAP, as the case may be, as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

Agreements and Statutes

1.4 Any reference in this Agreement to:

(a) this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(b) a statute or treaty shall be construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted; and

(c) a bylaw shall be construed as a reference to a bylaw made under Lloyd's Acts 1871 to 1982 as the same may have been, or may from time to time be, amended or replaced.

Headings

1.5 Clause and Schedule headings are for ease of reference only.

Time

1.6 Any reference in this Agreement to a time of day shall, unless a contrary indication appears, be a reference to London time.

The Facility

Grant of the Facility

2.1 The Lenders, upon the terms and subject to other conditions hereof, grant to the Account Party a letter of credit facility in an aggregate amount of £320,000,000.

Purpose and Application

2.2(a) The Facility is intended to support Funds at Lloyd's for the underwriting business of the Applicants, and, accordingly, the Account Party shall apply all Letters of Credit issued hereunder in or towards satisfaction of such purpose.

(b) Without prejudice to the Account Party's obligations under Clause 2.2(a) and the remaining provisions of this Agreement, none of the Finance Parties shall be bound to enquire as to, nor shall any of them be responsible for, the purpose of, or application of the proceeds of any Letter of Credit issued hereunder.

Conditions Precedent

2.3 Save as the Lenders may otherwise agree, the Account Party may not deliver any Utilisation Request unless the Agent has confirmed to the Account Party and the Lenders that it has waived and/or received all of the documents and other evidence listed in Schedule 5 (*Conditions Precedent*) and that each is, in form and substance, reasonably satisfactory to the Agent.

Several Obligations

2.4 The obligations of each Lender are several and the failure by a Lender to perform its obligations hereunder and/or under any Letter of Credit issued hereunder shall not affect the obligations of either Obligor towards any other party hereto nor shall any other party be liable for the failure by such Lender to perform its obligations hereunder and/or under such Letter of Credit.

Several Rights

2.5 The rights of each Finance Party are several and any debt arising hereunder at any time from an Obligor to any Finance Party shall be a separate and independent debt. Each such party shall be entitled to protect and enforce its individual rights arising out of this Agreement independently of any other party (so that it shall not be necessary for any party hereto to be joined as an additional party in any proceedings for this purpose).

Change of Currency

2.6(a) If, after the date of this Agreement, more than one currency or currency unit denomination are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent; and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange or conversion rate recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent acting reasonably.

(b) If a change in any currency of a country occurs, this Agreement will be amended in the manner determined by the Agent (acting reasonably) so as to reflect the change in currency and to place the parties in the same position, so far as possible, that they would have been in if no change in currency had occurred.

Cancellation of Original Agreement

2.7(a) From the date of this Agreement the Account Party shall not deliver any Utilisation Request (as defined in the Original Agreement) under the Original Agreement.

(b) The Original Parties hereby agree that the Original Agreement shall be automatically terminated and the Total Commitments thereunder cancelled upon cancellation of all the Original Letters of Credit in accordance with the terms of the Original Agreement.

Utilisation of the Facility

Utilisation Conditions for the Facility

3.1 Save as otherwise provided herein, a Letter of Credit will be issued at the request of the Account Party on behalf of an Applicant if:

(a) no later than 10.00 a.m. two Business Days before the proposed Utilisation Date, the Agent has received a duly completed Utilisation Request from the Account Party;

(b) the proposed Utilisation Date is a Business Day falling within the Availability Period;

(c) the proposed amount of such Letter of Credit is less than or equal to the Available Facility;

(d) the Letter of Credit is substantially in the form set out in Schedule 7 (*Form of Letter of Credit*) or in such other form requested by the Account Party which is approved by Lloyd's and the Lenders (such approval by the Lenders not to be unreasonably withheld or delayed and shall not be required unless the other form requested differs materially from the form set out in Schedule 7);

(e) the beneficiary of such Letter of Credit is Lloyd's; and

(f) on and as of the proposed Utilisation Date (a) no Default has occurred and is continuing and (b) the Representations are true in all material respects.

Request for Letters of Credit

3.2 The Account Party may request the issue by the Lenders hereunder of a total of up to thirty Letters of Credit in respect of the Applicants. A single Utilisation Request may be issued in respect of more than one Letter of Credit.

Completion of Letters of Credit

3.3 The Agent is authorised to arrange for the issue of any Letter of Credit pursuant to Clause 3.1 (*Utilisation Conditions for the Facility*) by:

(a) completing the Commencement Date of such Letter of Credit;

(b) completing the schedule to such Letter of Credit with the percentage participation of each Lender as allocated pursuant to the terms hereof; and

(c) executing such Letter of Credit on behalf of each Lender and following such execution delivering such Letter of Credit to Lloyd's on the Utilisation Date.

Final Expiration Date

3.4 Each Letter of Credit shall expire on its Final Expiration Date.

Each Lender's Participation in Letters of Credit

3.5(a) Save as otherwise provided herein, each Lender will participate in each Letter of Credit issued pursuant to this Clause 3 in the proportion borne by its Available Commitment to the Available Facility immediately prior to the issue of such Letter of Credit.

(b) No Lender shall participate in or issue any Letter of Credit to the extent that its LC Exposure would exceed its Commitment following the issue of that Letter of Credit.

Notification to Lenders

3.6 On or before each Utilisation Date the Agent shall notify each Lender of the Letter of Credit that is to be issued by the Agent on behalf of the Lenders, the name of the Applicant in respect of whom the Letter of Credit is being issued and the aggregate principal amount of the relevant Letter of Credit allocated to such Lender pursuant to this Agreement.

Cancellation of Available Commitments

3.7 On the expiry of the Availability Period, the Available Facility and each Lender's Available Commitment shall be reduced to zero and accordingly the remaining Commitments of each Lender shall be equal to their respective LC Exposure under any issued Letters of Credit.

Termination of Letters of Credit

Continuation until Termination

4.1(a) Each Lender acknowledges that, subject to the terms of this Agreement, each issued Letter of Credit shall continue in force unless Lloyd's receives a notice pursuant to Clause 3 of the Letter of Credit, giving Lloyd's not less than four years' notice in writing terminating such Letter of Credit on the fourth anniversary of its Commencement Date or any subsequent date as specified in such notice (a ***Termination Notice***). No Finance Party is entitled to give a Termination Notice to Lloyd's pursuant to Clause 3 of the Letter of Credit except as permitted by this Clause 4.

(b) In any year (other than the year 2002), the Account Party may, by notice to the Agent given no later than 1 July of that year, terminate a Letter of Credit, such termination becoming effective on the fourth anniversary of 30 September of that year. The Agent shall promptly give notice to the Lenders and to Lloyd's of that termination. Following the giving of such notice by the Account Party that Letter of Credit will expire on the fourth anniversary of 30 September of that year.

Lenders' Rights to Terminate a Letter of Credit

4.2 In any year (other than the year 2002), each Lender may in its absolute discretion elect to terminate its participation in a Letter of Credit, such termination becoming effective on the fourth anniversary of 30 September of that year. Each Lender undertakes to notify the Agent in writing as soon as reasonably practicable after it has determined that it will so terminate its participation and in any event by no later than close of business on 15 July of that year. The Agent shall give notice thereof to the Account Party within two Business Days of notification from such Lender. Unless notice is given to the Agent as aforesaid each Lender will be deemed automatically to have agreed to continue its participation in each Letter of Credit.

Continuation of a Letter of Credit

4.3(a) If none of the Lenders have given notice pursuant to Clause 4.2 (*Lender's Rights*) by 15 July of any year the Agent shall promptly notify the Account Party and the Lenders thereof and subject to the provisions of Clause 4.6 (*Continuation Conditions Precedent*), the Letter of Credit shall continue in force in accordance with the terms thereof.

(b) If in any year a Lender gives notice in accordance with the provisions of Clause 4.2 (*Lender's Rights*) that it intends to terminate its participation in any Letter of Credit in accordance with that clause, the Agent shall notify the Account Party accordingly within two Business Days thereafter, (and shall notify Lloyd's no earlier than three Business Days before 1 September and no later than 1 September of that year) and the succeeding provisions of this Clause 4 shall apply. For the avoidance of doubt, the Agent shall notify Lloyd's in accordance with (i) the notice given to the Agent by the Lender in accordance with the provisions of Clause 4.2 (Lender's Rights), and (ii) Clause 3 of the Letter of Credit.

Substitute Lender

4.4(a) If in any year any Lender (a ***Declining Lender***) gives notice in accordance with the provisions of Clause 4.2 (*Lenders' Rights*) that it intends to terminate its participation in a Letter of Credit in accordance with that clause, then the Account Party may designate by the date which falls no later than the close of business on the earlier of the date which falls four weeks prior to the Funds Date of that year and the date which falls four weeks prior to 1 September of that year an Approved Credit Institution (which may be an existing Lender or Lenders) (the ***Substitute Lender***) which is willing to assume all of the rights and obligations of the Declining Lender in respect of its participation in the relevant Letter of Credit (the ***Old Letter of Credit***).

(b) If the Account Party has found a Substitute Lender it shall promptly notify the Agent and the Declining Lender thereof and shall use its best efforts to procure the release by Lloyd's of the Old Letter of Credit from the Funds at Lloyd's of the relevant Applicant.

(c) The Declining Lender shall as soon as reasonably practicable and in any event no later than the earlier of two weeks prior to the Funds Date of such year and two weeks prior to 1 September of such year transfer its rights and obligations hereunder to the Substitute Lender in accordance with the provisions of Clause 26.3 (*Transfers by Lenders*) provided that such transfer shall not be effective until the Funds Date of such year.

(d) The Substitute Lender shall pay to the Declining Lender all amounts then due and owing (and all fees accrued to but excluding the date of such transfer) to the Declining Lender in respect of its participation in the Old Letter of Credit.

Replacement Letters of Credit

4.5(a) If a Substitute Lender has become party hereto pursuant to Clause 4.4 (*Substitute Lender)*, then subject to the provisions of Clause 4.6 (*Continuation Conditions Precedent*) the Lenders who are deemed to have agreed to the continuation of the Old Letter of Credit (the ***Extending Lenders***) shall, together with the Substitute Lender, participate in, and issue by the Funds Date of such year, a new Letter of Credit (the ***New Letter of Credit***) which shall (i) replace the Old Letter of Credit and (ii) be in an amount equal to the Old Letter of Credit.

(b) If a Substitute Lender has not been found by the time specified in Clause 4.4(a) then: (i) the Account Party shall use its best efforts to procure the release by Lloyd's of the Old Letter of Credit from the Funds at Lloyd's of the relevant Applicant, (ii) subject to the provisions of Clause 4.6 (*Continuation Conditions Precedent*), the Extending Lenders shall participate in, and issue by the Funds Date of such year, a new Letter of Credit (the ***Reduced Letter of Credit***) which shall (x) replace their participation in the Old Letter of Credit and (y) be in an amount equal to the Old Letter of Credit less the amount of the Declining Lender's participation and (iii) the Declining Lender shall participate in a separate Letter of Credit (a ***Bilateral Letter of Credit***) which shall (x) replace its participation in the Old Letter of Credit, (y) be in an amount equal to the Declining Lender's participation in the Old Letter of Credit and (z) have a Final Expiration Date which is the fourth anniversary of 30 September of the year in which that Lender first gave its notice of termination pursuant to Clause 4.2 (*Lenders' Rights*).

Continuation Conditions Precedent

4.6(a) On or prior to close of business on 1 September of any year, the Account Party shall promptly notify the Agent if (as of 1 September of that year):

(i) an Event of Default or Potential Event of Default occurs which is continuing;

(ii) any of the Representations cease to be correct in all material respects, or become misleading in any material respect; or

(iii) any Letter of Credit ceases solely to be used to support the relevant Applicant's underwriting business at Lloyd's which has been provided in accordance with the requirements of Lloyd's applicable to it.

(b) Subject to due notification to Lloyd's in accordance with Clause 3 of the relevant Letter of Credit, in any year the Lenders shall be entitled to terminate their participations in all or any Letters of Credit with effect from the fourth anniversary of 30 September of that year if any of the events specified in Clause 4.6(a) above occurs and is continuing as at 1 September of that year, and any Finance Party shall be entitled to give a notice to Lloyd's to that effect. Such Finance Party shall promptly give notice thereof to the Agent and the Agent shall provide a copy thereof to the Account Party within two Business Days of such notification from that Finance Party.

Cancellation of Bilateral Letters of Credit

4.7 At any time after the issue of a Bilateral Letter of Credit by a Declining Lender the Account Party may give the Agent and the Declining Lender not less than fourteen days' prior written notice of its intention to procure that the liability of the Declining Lender under such Letter of Credit is reduced to zero (whereupon it shall do so).

Revised Letters of Credit

4.8 In the event that the Funds at Lloyd's Requirements of an Applicant changes at or around the time of any given Funds Date in terms of amount and/or the identity of the Applicant, subject to the approval of Lloyd's and subject to each Lender's LC Exposures under the Letters of Credit issued hereunder not being increased, the Lenders shall co-operate with the Account Party to ensure to the extent reasonably possible that the Letters of Credit provide for the revised Funds at Lloyd's Requirements of the Applicants.

Increase to Facility

4.9 If at any time a Bilateral Letter of Credit is outstanding, the Account Party shall have the right to increase the size of the Facility by up to the principal amount of the Bilateral Letter of Credit(s) outstanding by introducing a new lender (which may be an existing Lender) and on terms that one or more outstanding Bilateral Letters of Credit having an aggregate principal amount at least equal to the increase are cancelled at the time the increase takes effect. Each Lender agrees to execute any documentation giving effect to this increase and new lender provided that no such documentation may increase the Commitment of any Lender without the express consent of that Lender at the time such documentation is executed.

Payment of Demands

Disbursement Procedures

5.1(a) The Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Letter of Credit. The Agent shall promptly after such examination (and in any event by 12 noon on the Business Day immediately following receipt of such demand) (i) notify each of the Lenders and the Account Party by facsimile of such demand for payment and (ii) deliver to each Lender and the Account Party a copy of each document purporting to represent a demand for payment under such Letter of Credit.

(b) With respect to any drawing properly made under a Letter of Credit, each Lender will make an LC Disbursement in respect of such Letter of Credit in accordance with its liability under such Letter of Credit and this Agreement, such LC Disbursement to be made to the account of the Agent most recently designated by it for such purpose by notice to the Lenders within two Business Days of receipt of a demand for payment under such Letter of Credit by the Agent;

(c) The Agent will and undertakes to each Lender that it will:

(i) make any such LC Disbursement available to Lloyd's as the beneficiary of such Letter of Credit by promptly crediting the amounts so received from the Lenders, in like funds, to the account identified by Lloyd's in connection with such demand for payment on the date following two Business Days after the receipt by the Agent of such demand; and

(ii) notify each Lender on the third Business Day after the receipt by the Agent of such demand for payment that it has credited such amounts to the account identified by Lloyd's.

(d) Promptly following any LC Disbursement by any Lender in respect of any Letter of Credit, the Agent will notify the Account Party of such LC Disbursement provided that any failure to give or delay in giving such notice shall not relieve the Account Party of their obligation to reimburse the Lenders with respect to any such LC Disbursement.

Right to make Payments under Letters of Credit

5.2 Each Lender shall be entitled to make any payment in accordance with the terms of the relevant Letter of Credit without any reference to or further authority from the Account Party or any other investigation or enquiry.

Liability of Lenders

5.3 Neither the Agent, nor any Lender nor any of their Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond their control; provided that the foregoing shall not be construed to excuse the Agent or a Lender from liability to any Obligor to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Obligors to the extent permitted by applicable Law) suffered by any Obligor that are caused by the gross negligence or wilful misconduct of the Agent or a Lender. The parties hereto expressly agree that:

(a) the Agent may accept documents that appear on their face to be in substantial compliance with the terms of a Letter of Credit without responsibility for further investigation, regardless of any notice or information to the contrary, and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Letter of Credit;

(b) the Agent shall have the right, in its sole discretion, to decline to accept such documents and to make such payment if such documents are not in strict compliance with the terms of such Letter of Credit; and

(c) this Clause shall establish the standard of care to be exercised by the Agent when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof (and the parties hereto hereby waive, to the extent permitted by applicable Law, any standard of care inconsistent with the foregoing).

The Account Party's Liabilities in Relation to Letters of Credit

The Account Party's Indemnity to Lenders

6.1 The Account Party shall irrevocably and unconditionally as a primary obligation indemnify (on demand by the Agent (and any Lender may require the Agent to make such demand)) each Lender against:

(a) any LC Disbursement paid or payable by such Lender in accordance with the terms of any Letter of Credit requested by the Account Party; and

(b) all liabilities, reasonable costs (including, without limitation, any costs incurred in funding any amount which falls due from such Lender in connection with such Letter of Credit), claims, losses and reasonable expenses which such Lender may at any time properly incur or sustain in connection with any Letter of Credit.

Preservation of Rights

6.2 Neither the obligations of the Account Party set out in this Clause 6 nor the rights, powers and remedies conferred on any Lender by this Agreement or by Law shall be discharged, impaired or otherwise affected by:

(a) the winding-up, dissolution, administration or re-organisation of any Lender or any other person or any change in its status, function, control or ownership;

(b) any of the obligations of any Lender or any other person hereunder or under any Letter of Credit or under any other security taken in respect of the Account Party's obligations hereunder or otherwise in connection with any Letter of Credit being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(c) time or other indulgence being granted or agreed to be granted to any Lender or any other person in respect of its obligations hereunder or under or in connection with any Letter of Credit or under any such other security;

(d) any amendment to, or any variation, waiver or release of, any obligation of any Lender or any other person under any Letter of Credit or this Agreement;

(e) any other act, event or omission which, but for this Clause 6 might operate to discharge, impair or otherwise affect any of the obligations of the Account Party set out in this Clause 6 or any of the rights, powers or remedies conferred upon any Lender by this Agreement or by Law.

The obligations of the Account Party set out in this Clause 6 shall be in addition to and independent of every other security which any Lender may at any time hold in respect of the Account Party's obligations hereunder.

Settlement Conditional

6.3 Any settlement or discharge between the Account Party and a Lender shall be conditional upon no security or payment to such Lender by the Account Party or any other person on behalf of the Account Party, being avoided or reduced by virtue of any Laws relating to bankruptcy, insolvency, liquidation or similar Laws of general application and, if any such security or payment is so avoided or reduced, such Lender shall be entitled to recover the value or amount of such security or payment from the Account Party subsequently as if such settlement or discharge had not occurred.

Default Interest

7. Demand Amount shall bear interest during each Default Period in respect thereof, and any other amount unpaid hereunder shall bear interest for so long as it remains outstanding at rate of the sum of (i) two per cent. per annum (ii) the Mandatory Costs in respect thereof at such time, and (iii) LIBOR on each day whilst such amount remains outstanding. Such interest shall be payable by the Account Party on the date on which it reimburses the Lenders under clause 6.1(a) and (b) *(The Account Party's Indemnity to Lenders)*.

Termination and Reduction of the Commitments

Scheduled Termination

8.1 Unless previously terminated, the unutilised Commitments shall terminate at the close of business on the Commitment Termination Date.

Voluntary Cancellation or Reduction

8.2 The Account Party may at any time cancel, or from time to time reduce, the Total Commitments; provided that (a) each reduction of the Total Commitments shall be in an amount of £15,000,000 or a larger multiple of £5,000,000 and (b) the Account Party shall not cancel or reduce the Commitments if the Total LC Exposures would exceed the Total Commitments.

Notice of Voluntary Cancellation or Reduction

8.3 The Account Party shall notify the Agent of any election to cancel or reduce the Total Commitments under Clause 8.2 at least three Business Days prior to the effective date of such cancellation or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Account Party pursuant to this Clause shall be irrevocable; provided that a notice of cancellation of the Commitments delivered by the Account Party may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Account Party (by notice to the Agent on or prior to the specified effective date) if such condition is not satisfied.

No Other Repayments or Cancellation

8.4 The Account Party shall not repay or cancel all or any part of the LC Exposures except at the times and in the manner expressly provided for in this Agreement.

Effect of Cancellation or Reduction

8.5 Any cancellation or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made rateably among the Lenders in accordance with their respective Commitments.

Fees

Participation Fee

9.1 The Account Party shall pay to the Agent for the account of the Lenders the participation fees specified in the Fee Letter.

Letter of Credit Fee

9.2(a) The Account Party shall pay to the Agent for account of each Lender pro rata according to their respective LC Exposures hereunder a letter of credit fee computed at the rate of 0.60 per cent. per annum (as such rate may be adjusted from time to time in accordance with the provisions of Clause 9.3) on the principal amount of each issued Letter of Credit payable from the Utilisation Date until the Final Expiration Date (as extended) of that Letter of Credit or any earlier cancellation, repayment or prepayment of the Letter of Credit in accordance with Clause 8 (*Termination and Reduction of the Commitments*) of this Agreement;

(b) The Letter of Credit Fees shall be payable quarterly in arrears on each Quarterly Date and on the date on which the Lenders cease to have any LC Exposure. Letter of Credit Fees accrued through and including each Quarterly Date shall be payable on the fifth Business Day following such Quarterly Date, commencing on the first such date to occur after the Commencement Date; and

(c) The Agent shall notify the Account Party in writing at least ten Business Days prior to each Quarterly Date of (i) the letter of credit fee payable in respect of each Letter of Credit issued and (ii) the aggregate letter of credit fee payable in respect of all Letters of Credit issued.

Adjustment of Letter of Credit Fee

9.3 Notwithstanding Clause 9.2(a) above, when the credit rating (as defined below) corresponds to a rating set out in Column 1 or Column 2 below of the fee chart (the ***Fee Chart***), the Letter of Credit Fee payable in accordance with Clause 9.2 shall be the amount set out in the corresponding row in Column 3 of the Fee Chart; provided however, that when the credit rating is less than A, then the Letter of Credit Fee shall be 0.80 per cent. per annum until the provisions of Clause 19.8 (a) or (b) (*Ratings Downgrade*) have been complied with (in which case, the Letter of Credit Fee shall be 0.30 per cent. per annum as set forth in Column 3 of the Fee Chart). Once the conditions of Clause 19.8 (i) and (ii) are satisfied, then the Letter of Credit Fee shall once again be payable in accordance with the Fee Chart.

Any change to the Letter of Credit Fee described above shall take effect on the day on which the credit rating change is publicly announced by the applicable rating agency; or, in the event either of the conditions set forth in Clause 19.8 (i) or (ii) are not satisfied, the day on which the provisions of Clause 19.8 (a) or (b) (*Ratings Downgrade*) have been complied with.

Fee Chart

A.M. Best & Co. **Financial-Strength Rating** Column 1	**Standard & Poor's** **Rating Services** **Financial-Strength Rating** Column 2 Greater than or equal to	**Letter of Credit Fee** Column 3
A++	AA+	0.55 per cent. per annum
A+	AA	0.60 per cent. per annum
A	AA-	0.65 per cent. per annum
A-	A+	0.725 per cent. per annum
B++	A	0.80 per cent. per annum
B+ and below	A – and below	0.30 per cent. per annum

In this Clause 9.3, ***credit rating*** means the lower of:

(a) the financial-strength rating of the Account Party from A.M. Best & Co. (or its successor); and

(b) the lower of the financial-strength rating from Standard & Poor's Rating Services (or its successor) of XL Insurance and XL Re.

Agent Fees

9.4 The Account Party agrees to pay to the Agent, for its own account, the agency fees payable in the amounts and at the times specified in the Fee Letter.

Payment of Fees

9.5 All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Agent for distribution, in the case of the Letter of Credit Fees referred to in Clause 9.2, to the Lenders entitled thereto. Fees paid shall not be refundable under any circumstances absent manifest error in the calculation or payment of fees due and payable.

Basis of Calculation

9.6 The fees payable pursuant to Clauses 9.1 and 9.2 shall be calculated on the basis of actual days elapsed and a 365 day year.

Taxes

Tax Gross-up

10.1 All payments to be made by an Obligor to any Finance Party hereunder, whether in respect of principal, interest, fees or any other item, shall be made free and clear of and without deduction for or on account of tax unless such Obligor is required to make such a payment subject to the deduction or withholding of tax, in which case the sum payable by such Obligor (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that such Finance Party receives a sum net of any deduction or withholding equal to the sum which it would have received had no such deduction or withholding been made or required to be made.

Tax Indemnity

10.2 Without prejudice to Clause 10.1 (*Tax Gross-up*), if any Finance Party is required to make any payment of or on account of tax on or in relation to any sum received or receivable hereunder (including any sum deemed for purposes of tax to be received or receivable by such Finance Party whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against any Finance Party, the Account Party shall, upon demand of the Agent, promptly indemnify the Finance Party which suffers a loss or liability as a result against such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith, **PROVIDED THAT** this Clause 10.2 shall not apply to:

(a) any tax imposed on and calculated by reference to the net income actually received or receivable by such Finance Party by the jurisdiction in which such Finance Party is incorporated; or

(b) any tax imposed on and calculated by reference to the net income of the Facility Office of such Finance Party actually received or receivable by such Finance Party by the jurisdiction in which its Facility Office is located.

Claims by Lenders

10.3 A Lender intending to make a claim pursuant to Clause 10.2 (*Tax Indemnity*) shall promptly notify the Agent of the event giving rise to the claim, whereupon the Agent shall promptly notify the Account Party thereof.

Tax Receipts

Notification of Requirement to Deduct Tax

11.1 If, at any time, an Obligor is required by Law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Obligor shall promptly, upon becoming aware of the same, notify the Agent.

Evidence of Payment of Tax

11.2 If an Obligor makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable Law and shall deliver to the Agent for each Lender, within thirty days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Lender's share of such payment.

Tax Credit Payment

11.3 If an additional payment is made under Clause 10 (*Taxes*) by an Obligor for the benefit of any Finance Party and such Finance Party, in its sole discretion, determines that it has obtained (and has derived full use and benefit from) a credit against, a relief or remission for, or repayment of, any tax, then, if and to the extent that such Finance Party, in its sole opinion, determines that:

(a) such credit, relief, remission or repayment is in respect of or calculated with reference to the additional payment made pursuant to Clause 10 (*Taxes*); and

(b) its tax affairs for its tax year in respect of which such credit, relief, remission or repayment was obtained have been finally settled,

such Finance Party shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to such Obligor such amount as such Finance Party shall, in its sole opinion, determine to be the amount which will leave such Finance Party (after such payment) in no worse after-tax position than it would have been in had the additional payment in question not been required to be made by such Obligor.

Tax Credit Clawback

11.4 If any Finance Party makes any payment to an Obligor pursuant to Clause 11.3 (*Tax Credit Payment*) and such Finance Party subsequently determines, in its sole opinion, that the credit, relief, remission or repayment in respect of which such payment was made was not available or has been withdrawn or that it was unable to use such credit, relief, remission or repayment in full, the Obligor shall reimburse such Finance Party such amount as such Finance Party determines, in its sole opinion, is necessary to place it in the same after-tax position as it would have been in if such credit, relief, remission or repayment had been obtained and fully used and retained by such Finance Party.

Tax and Other Affairs

11.5 No provision of this Agreement shall interfere with the right of any Finance Party to arrange its tax or any other affairs in whatever manner it thinks fit, oblige any Finance Party to claim any credit, relief, remission or repayment in respect of any payment under Clause 10.1 (*Tax Gross-up*) in priority to any other credit, relief, remission or repayment available to it nor oblige any Finance Party to disclose any information relating to its tax or other affairs or any computations in respect thereof.

Increased Costs

Increased Costs

12.1 Subject to Clause 12.2 (*Exceptions*), if after the date of this Agreement, the result of:

(a) the introduction of or any change in the official or judicial interpretation or application of any Law (having the force of law or if not having the force of law, generally complied with by a Lender in relation to any relevant jurisdiction); and/or

(b) compliance (without adopting materially less prudent policies or standards than those previously adopted by it) by any Lender or by the holding company of any Lender with any of the matters mentioned in paragraph (a) above,

including in each case, without limitation, those Laws relating to Taxation, any change in currency, any reserve, special deposit, cash ratio, liquidity or capital adequacy requirement or any other form of banking or monetary controls, is that:

(i) a Lender or its holding company incurs an additional cost as a result of that Finance Party having entered into, or performing, maintaining or funding its obligations under this Agreement; or

(ii) a Lender or its holding company incurs an additional cost in making, funding or maintaining any Letters of Credit made or to be made by it under this Agreement; or

(iii) any amount payable to a Lender or the effective return to a Lender under this Agreement or the effective return to a Lender or its holding company on its capital is reduced as a result of any change in the amount or nature of the capital resources required to be allocated in respect of a Lender's participation under this Agreement; or

(iv) a Lender makes any payment or foregoes any interest or other return on or calculated by reference to any amount received or receivable by it from the Account Party or the Agent under this Agreement;

then and in each such case:

(A) the Lender shall notify the Account Party through the Agent of the relevant event promptly upon becoming aware of the event giving details of any costs or amount likely to be demanded under paragraph (B);

(B) promptly following any demand from time to time by that Lender through the Agent, the Account Party shall pay to the Agent for the account of that Finance Party (or, as the case may be, its holding company) such amount as shall compensate such Finance Party or its holding company for the additional cost, reduction, payment or foregone interest or other return.

Exceptions

12.2 Clause 12.1 shall not apply to or in respect of:

(a) any circumstances referred to in Clause 10.2 (*Tax Indemnity*);

(b) any circumstances for which a relevant Lender has been compensated for under Clause 11.3 (*Tax Credit Payment*).

Illegality

13. If, after the date of this Agreement, any Change in Law or in the official or judicial interpretation or application thereof shall make it unlawful or contrary to an official directive in any jurisdiction for any Lender to make available or fund or maintain or to give effect to its obligations as contemplated by this Agreement or the Letters of Credit (or, by reason only of a Change of Law, the Lender ceases to be an Approved Credit Institution), the Lender shall promptly on becoming aware of the same give notice thereof to the Account Party through the Agent, whereupon:

(a) where such change makes it unlawful or contrary to an official directive to maintain or give effect to its obligations under this Agreement, if the Agent on behalf of such Lender so requires, the Account Party shall by no later than the last day of any applicable grace period specified by the applicable Law ensure that the liabilities of such Lender under or in respect of each Letter of Credit are cancelled within the meaning of Clause 1.2(l)(i)(A) (or use its best efforts to ensure that such liabilities are cancelled within the meaning of Clause 1.2(l)(i)(C)), the Commitment of that Lender shall forthwith be cancelled and the Account Party shall prepay forthwith fees, costs and expenses due to that Lender hereunder;

(b) where such change only makes it unlawful or contrary to an official directive to participate in further Letters of Credit under this Agreement, then upon receipt by the Agent of that notice, the Available Commitment of that Lender shall be reduced to zero, and upon the expiry of each Letter of Credit in which it is participating at such time, its resulting Available Commitment shall also be cancelled, provided that if the Lender subsequently transfers or assigns its rights and obligations under this Agreement to a new lender pursuant to Clause 26.5 (*Rights to substitute a single Bank*), the Account Party may by notice to the Agent increase the Commitment of such new lender by the amount of the Available Commitment that was previously cancelled.

Mitigation Obligations; Replacement of Lenders.

Designation of a Different Lending Office

14.1 If any Lender requests compensation under Clause 12 (*Increased Costs*), or if the Account Party is required to pay any additional amount to any Lender or any Governmental Authority for account of any Lender pursuant to Clause 10 (*Taxes*), then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Letters of Credit hereunder or to transfer its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Clause 12 (*Increased Costs*) or 10 (*Taxes*), as the case may be, in the future and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Account Party hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

Replacement of Lenders

14.2 If any Lender requests compensation under Clause 12 (*Increased Costs*), or if any Account Party is required to pay any additional amount to any Lender or any Governmental Authority for account of any Lender pursuant to Clause 10 (*Taxes*), or if any Lender defaults in its obligation to make LC Disbursements hereunder, or if any Lender ceases to be an Approved Credit Institution, then the Account Party may, at its sole expense and effort, upon notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Clause 26.5 (*Right to substitute single Lender*)), all its interests, rights and obligations under this Agreement to an Approved Credit Institution that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(a) the Account Party shall have received the prior written consent of the Agent, which consent shall not unreasonably be withheld;

(b) such Lender shall have received payment of an amount equal to the outstanding amount of its LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the relevant Account Party (in the case of all other amounts); and

(c) in the case of any such assignment resulting from a claim for compensation under Clause 12 (*Increased Costs*) or payments required to be made pursuant to Clause 10 (*Taxes*), such assignment will result in a reduction in such compensation or payments.

A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the relevant Account Party to require such assignment and delegation cease to apply.

Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

Payments by the Account Party

15.1(a) The Account Party shall make each payment required to be made by them hereunder or under any other Finance Document (except to the extent otherwise provided therein) in Sterling on the date when due, in immediately available cleared funds, without set-off or counterclaim (and in the case of payments required pursuant to Clause 6, by 11.00 a.m. on the due date). Any amounts received after such time on any date may, in the discretion of the Agent, be deemed to have been received on the next succeeding Business Day for the purposes of calculating interest thereon. All such payments shall be made to the Agent at the account most recently notified by it, except payments pursuant to Clauses 12 (*Increased* Costs), 10 (*Taxes*), 24 (*Costs and Expenses*) and 25 (*Indemnities*), which shall be made directly to the Persons entitled thereto. The Agent shall distribute any such payments received by it for account of any other Person to the appropriate recipient promptly following receipt thereof.

(b) If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension

Currency

15.2 All amounts payable under this Agreement in respect of any Letter of Credit shall be payable in Sterling.

Application of Insufficient Payments

15.3 If at any time insufficient funds are received by and available to the Agent to pay fully all Demand Amounts, interest, fees and expenses then due hereunder, such funds shall be applied:

(a) **first**, in or towards payment pro rata of any unpaid fees, costs, expenses, indemnity payments and other amounts due to the Agent and the Security Trustee under the Finance Documents;

(b) **secondly**, in or towards payment pro rata of any unpaid costs and expenses of the Lenders under the Finance Documents;

(c) **thirdly**, in or towards payment pro rata of any outstanding fees (other than Letter of Credit Fees) payable to the Lenders under the Finance Documents;

(d) **fourthly**, in or towards payment pro rata of all accrued Letter of Credit Fees due to Issuing Lenders but unsatisfied under this Agreement;

(e) **fifthly**, in or towards payment pro rata of any interest on Demand Amounts;

(f) **sixthly**, in or towards payment pro rata of Demand Amounts;

(g) **seventhly**, in or towards payment pro rata of any principal (other than a Demand Amount) due but unsatisfied under this Agreement (including, for the avoidance of doubt, any cash cover to be provided under a Letter of Credit); and

(h) **eighthly**, in or towards payment pro rata of any other sum due but unsatisfied under this Agreement.

Pro Rata Treatment

15.4 Except to the extent otherwise provided herein:

(a) each reimbursement of LC Disbursements shall be made to the Lenders, each payment of fees under Clause 9 (*Fees*) shall be made for account of the Lenders, and each termination or reduction of the Commitments under Clause 8 (*Termination and Reduction of the Commitments*) shall be applied to the respective Commitments of the Lenders, pro rata according to their respective Commitments; and

(b) each payment of interest shall be made for account of the Lenders pro rata in accordance with the amounts of interest then due and payable to the respective Lenders.

Sharing of Payments by Lenders

15.5 If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any LC Exposures resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its LC Exposures and accrued interest thereon then due than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the LC Exposures of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of LC Exposures; provided that:

(a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(b) the provisions of this Clause shall not be construed to apply to any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in LC Disbursements to any assignee or participant, other than to the Account Party or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply).

Each Obligor consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Account Party rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Account Party in the amount of such participation and the Obligors authorise the Lenders to exchange Transfer Certificates and any other documentation to give effect to those purchases of participations.

Presumptions of Payment

15.6 Unless the Agent shall have received notice from any party prior to the date on which any payment is due to the Agent hereunder that the payor will not make such payment, the Agent may assume that the payor has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the relevant payee the amount due. In such event, if the payor has not in fact made such payment, then each of the payees severally agrees to repay to the Agent forthwith on demand the amount so distributed to that payee with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at the Agent's cost of funds from such sources as the Agent may reasonably select.

Certain Deductions by the Agent

15.7 If any Lender shall fail to make any payment required to be made by it pursuant to Clause 15.5 (*Sharing of Payments by Lenders*), then the Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Agent for account of such Lender to satisfy such Lender's obligations under such Clauses until all such unsatisfied obligations are fully paid.

Guarantee and Indemnity

Guarantee and Indemnity

16.1 The Guarantors, jointly and severally, irrevocably and unconditionally:

(a) guarantee to each Finance Party the due and punctual payment from time to time on demand any and every sum or sums of money which the Account Party is at any time liable to pay to any Finance Party under or pursuant to the Finance Documents and which has become due and payable but has not been paid at the time such demand is made (the ***Guaranteed Obligations***); and

(b) agree as a primary obligation to indemnify each Finance Party from time to time on demand from and against any loss incurred by any Finance Party as a result of any of the obligations of the Account Party under or pursuant to the Finance Documents being or becoming void, voidable, unenforceable or ineffective as against the Account Party for any reason whatsoever, whether or not known to any Finance Party or any other person, the amount of such loss being the amount which the person or persons suffering it would otherwise have been entitled to recover from the Account Party.

Additional Security

16.2 The obligations of each Guarantor herein contained shall be in addition to and independent of every other security which any Finance Party may at any time hold in respect of any of the Account Party's obligations under the Finance Documents.

Continuing Obligations

16.3 The obligations of each Guarantor herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever and shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Account Party under the Finance Documents and shall continue in full force and effect until final payment in full of all amounts owing by the Account Party under this Agreement and total satisfaction of all the Account Party's actual and contingent obligations under the Finance Documents.

Obligations not Discharged

16.4 Neither the obligations of the Guarantors herein contained nor the rights, powers and remedies conferred in respect of the Guarantors upon any Finance Party by the Finance Documents or by Law shall be discharged, impaired or otherwise affected by:

(a) the winding-up, dissolution, administration or re-organisation of the Account Party or any other person or any change in its status, function, control or ownership;

(b) any of the obligations of the Account Party or any other person under the Finance Documents or under any other security taken in respect of any of its obligations under the Finance Documents being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(c) time or other indulgence being granted or agreed to be granted to any Obligor in respect of its obligations under the Finance Documents or under any such other security;

(d) any amendment to, or any variation, waiver or release of, any obligation of any Obligor under the Finance Documents or under any such other security;

(e) any failure to take, or fully to take, any security contemplated hereby or otherwise agreed to be taken in respect of the Obligors' obligations under the Finance Documents;

(f) any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the Obligors' obligations under the Finance Documents; or

(g) any other act, event or omission which, but for this Clause 16.4, might operate to discharge, impair or otherwise affect any of the obligations of any Guarantor herein contained or any of the rights, powers or remedies conferred upon any of the Finance Parties by the Finance Documents or by Law.

Settlement Conditional

16.5 Any settlement or discharge between any Obligor and any of the Finance Parties shall be conditional upon no security or payment to any Finance Party by the Account Party or any other person on behalf of the Account Party being avoided or reduced by virtue of any Laws relating to bankruptcy, insolvency, liquidation or similar Laws of general application and, if any such security or payment is so avoided or reduced, each Finance Party shall be entitled to recover the value or amount of such security or payment from the Account Party subsequently as if such settlement or discharge had not occurred.

Exercise of Rights

16.6 No Finance Party shall be obliged before exercising any of the rights, powers or remedies conferred upon them in respect of any Guarantor by the Finance Documents or by Law to:

(a) make any demand of the Account Party or any other Obligor;

(b) take any action or obtain judgment in any court against the Account Party or any other Obligor;

(c) make or file any claim or proof in a winding-up or dissolution of the Account Party or any other Obligor; or

(d) enforce or seek to enforce any other security taken in respect of any of the obligations of the Account Party or any other Obligor under the Finance Documents.

Deferral of Guarantor's Rights

16.7 Each Guarantor agrees that, so long as any amounts are or may be owed by the Account Party under the Finance Documents or the Account Party is under any actual or contingent obligations under the Finance Documents, it shall not exercise any rights which it may at any time have by reason of performance by it of its obligations under the Finance Documents:

(a) to be indemnified by the Account Party; and/or

(b) to claim any contribution from any other Guarantor of the Account Party's obligations under the Finance Documents; and/or

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other security taken pursuant to, or in connection with, this Agreement by all or any of the Finance Documents.

Rights of Contribution

16.8 The Guarantors (other than the Account Party) hereby agree, as between themselves, that if any such Guarantor shall become an Excess Funding Guarantor (as defined below) by reason of the payment by such Guarantor of any Guaranteed Obligations, each other Guarantor (other than the Account Party) shall, on demand of such Excess Funding Guarantor (but subject to the next sentence), pay to such Excess Funding Guarantor an amount equal to such Guarantor's Pro Rata Share (as defined below and determined, for this purpose, without reference to the properties, debts and liabilities of such Excess Funding Guarantor) of the Excess Payment (as defined below) in respect of such Guaranteed Obligations. The payment obligation of a Guarantor to any Excess Funding Guarantor under this Clause shall be subordinate and subject in right of payment to the prior payment in full of the obligations of such Guarantor under the other provisions of this Clause 16 and such Excess Fu nding Guarantor shall not exercise any right or remedy with respect to such excess until payment and satisfaction in full of all of such obligations.

For purposes of this Clause, (i) ***Excess Funding Guarantor*** means, in respect of any Guaranteed Obligations, a Guarantor that has paid an amount in excess of its Pro Rata Share of such Guaranteed Obligations, (ii) ***Excess Payment*** means, in respect of any Guaranteed Obligations, the amount paid by an Excess Funding Guarantor in excess of its Pro Rata Share of such Guaranteed Obligations and (iii) ***Pro Rata Share*** means, for any Guarantor, the ratio (expressed as a percentage) of (x) the amount by which the aggregate present fair saleable value of all properties of such Guarantor (excluding any shares of stock of any other Guarantor) exceeds the amount of all the debts and liabilities of such Guarantor (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of such Guarantor hereunder and any obligations of any other Guarantor that have been Guaranteed by such Guarantor) to (y) the amount by which the aggregate fair saleable value of all properties of all of the Guarantors (other than the Account Party) exceeds the amount of all the debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of the Guarantors under this Clause 16) of all of the Guarantors (other than the Account Party), determined (A) with respect to any Guarantor that is a party hereto on the date hereof, as of the date hereof, and (B) with respect to any other Guarantor, as of the date such Guarantor becomes a Guarantor hereunder.

General Limitation on Guarantee Obligations

16.9 In any action or proceeding involving any state corporate Law, or any state or Federal bankruptcy, insolvency, reorganisation or other Law in any other jurisdiction affecting the rights of creditors generally, if the obligations of any Guarantor under Clause 16.1 (*Guarantee and Indemnity*) would otherwise, taking into account the provisions of Clause 16.8, be held or determined to be void, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Clause 16.1 (*Guarantee and Indemnity*), then, notwithstanding any other provision hereof to the contrary, the amount of such liability shall, without any further action by such Guarantor, any Lender, the Agent or any other Person, be automatically limited and reduced to the highest amount that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceeding.

Representations and Warranties

17.1 Each Obligor represents and warrants to the Lenders on the date of this Agreement, the Closing Date and 1 September of each year unless all of the Letters of Credit will terminate on or before the fourth anniversary of 30 September of that year (with reference to the facts and circumstances subsisting on each such date) as follows.

Organisation; Powers

17.2 It and each of its Subsidiaries is duly organised, validly existing and in good standing under the Laws of the jurisdiction of its organisation, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Authorisation; Enforceability

17.3 The Transactions are within such Obligor's corporate powers and have been duly authorised by all necessary corporate and, if required, by all necessary shareholder action. Each Finance Document to which such Obligor is party has been duly executed and delivered by such Obligor and constitutes a legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganisation, moratorium or similar Laws of general applicability affecting the enforcement of creditors' rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Governmental Approvals; No Conflicts

17.4 The Transactions (a) do not require any consent or approval of (including any exchange control approval), registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect, (b) will not violate any applicable Law or regulation or the charter, by-laws or other organisational documents of such Obligor or any of its Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default under any material indenture, agreement or other instrument binding upon such Obligor or any of its Subsidiaries or assets, or give rise to a right thereunder to require any payment to be made by any such Person, and (d) will not result in the creation or imposition of any Lien on any asset of such Obligor or any of its Subsidiaries.

Financial Condition; No Material Adverse Change

17.5(a) **Financial Condition.**

The Account Party has heretofore furnished to the Lenders the consolidated balance sheet and statements of income, stockholders' equity and cash flows of the Account Party and its consolidated Subsidiaries (A) as of and for the fiscal years ended

December 31, 2000 and December 31, 2001, reported on by PricewaterhouseCoopers LLP, independent public accountants (as provided in the Account Party's Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2001), and (B) as of and for the fiscal quarter ended September 30, 2002, as provided in the Account Party's Report on Form 10-Q filed with the SEC for the fiscal quarter ended September 30, 2002. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Account Party and its respective consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP or (in the case of XL Europe, XL Insurance or XL Re) SAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (B) of the first sentence of this paragraph.

(b) **No Material Adverse Change.** Since December 31, 2001, there has been no material adverse change in the assets, business, financial condition or operations of such Obligor and its Subsidiaries, taken as a whole.

Properties

17.6(a) **Property Generally**. Such Obligor and each of its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, subject only to Liens permitted by Clause 19.3 (*Liens*) and except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilise such properties for their intended purposes.

(b) **Intellectual Property**. Such Obligor and each of its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by such Obligor and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Litigation and Environmental Matters

17.7(a) **Actions, Suits and Proceedings**. Except as disclosed in Schedule 2 Part C or as routinely encountered in claims activity, there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority now pending against or, to the knowledge of such Obligor, threatened against or affecting such Obligor or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve the Finance Documents or the Transactions.

(b) **Environmental Matters**. Except as disclosed in Schedule 2 Part D and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither such Obligor nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required for its business under any Environmental Law, (ii) has incurred any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

Compliance with Laws and Agreements

17.8 Such Obligor and each of its Subsidiaries is in compliance with all Laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

Investment and Holding Company Status

17.9 Such Obligor is not (a) an ***investment company*** as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a ***holding company*** as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

Taxes

17.10 Such Obligor and each of its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which such Person has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

ERISA

17.11 No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that could reasonably be expected to result in a Material Adverse Effect.

Except as could not reasonably be expected to result in a Material Adverse Effect, (i) all contributions required to be made by any Obligor or any of their Subsidiaries with respect to a Non-U.S. Benefit Plan have been timely made, (ii) each Non-U.S. Benefit Plan has been maintained in compliance with its terms and with the requirements of any and all applicable Laws and has been maintained, where required, in good standing with the applicable Governmental Authority and (iii) neither any Obligor nor any of their Subsidiaries has incurred any obligation in connection with the termination or withdrawal from any Non-U.S. Benefit Plan.

Disclosure

17.12 The reports, financial statements, certificates or other information furnished by such Obligor to the Lenders in connection with the negotiation of this Agreement or any other Finance Document or delivered hereunder (taken as a whole) do not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, such Obligor represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

Use of Credit

17.13 Neither such Obligor nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock, and no Letter of Credit will be used in connection with buying or carrying any Margin Stock.

Subsidiaries

17.14 Set forth in Schedule 3 is a complete and correct list of all of the Subsidiaries of the Account Party as of 30 September 2002, together with, for each such Subsidiary, (i) the jurisdiction of organisation of such Subsidiary, (ii) each Person holding ownership interests in such Subsidiary and (iii) the percentage of ownership of such Subsidiary represented by such ownership interests. Except as disclosed in Schedule 3, (x) each of the Account Party and its Subsidiaries owns, free and clear of Liens, and has the unencumbered right to vote, all outstanding ownership interests in each Person shown to be held by it in Schedule 3, (y) all of the issued and outstanding capital stock of each such Person organised as a corporation is validly issued, fully paid and nonassessable and (z) except as disclosed in filings of the Account Party with the SEC prior to the date hereof, there are no outstanding Equity Rights with respect to any Obligor.

Withholding Taxes

17.15 Based upon information with respect to each Lender provided by each Lender to the Agent, as of the date hereof, the payment of the LC Disbursements and interest thereon, the fees under Clause 9 (*Fees*) and all other amounts payable hereunder will not be subject, by withholding or deduction, to any Taxes imposed by any Obligor Jurisdiction.

Stamp Taxes

17.16 To ensure the legality, validity, enforceability or admissibility in evidence of the Finance Documents, it is not necessary that the Finance Documents or any other document be filed or recorded with any Governmental Authority or that any stamp or similar tax be paid on or in respect of any of the Finance Documents, or any other document other than such filings and recordations that have already been made and such stamp or similar taxes that have already been paid.

Legal Form

17.17 The Finance Documents are in proper legal form under the Laws of any Obligor Jurisdiction for the admissibility thereof in the courts of such Obligor Jurisdiction.

Claims Pari Passu

17.18 Under the Laws of its jurisdiction of incorporation in force at the date hereof, the claims of the Finance Parties against it under this Agreement or any other Finance Document will rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors save (i) those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar Laws of general application; and (ii) with respect to XL Re only, those claims required to be preferred by and under the Bermuda Insurance Act 1978.

Affirmative Covenants

18. Until the Commitments have expired or been terminated and all fees payable hereunder shall have been paid in full and all Letters of Credit shall have expired or terminated and all LC Disbursements shall have been reimbursed, the Obligors covenant and agree with the Lenders that:

Financial Statements and Other Information

18.1 Each Obligor will furnish to the Agent and each Lender:

(a) within 135 days after the end of each fiscal year of such Obligor except for XL America (but in the case of the Account Party, within 100 days after the end of each fiscal year of the Account Party), the audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of such Obligor and its consolidated Subsidiaries as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year (if such figures were already produced for such corresponding period or periods) (it being understood that delivery to the Lenders of the Account Party's Report on Form 10-K filed with the SEC shall satisfy the financial statement delivery requirements of this paragraph (a) to deliver the annual financial statements of the Account Party so long as the financial information required to be contained in such Report is substantially the same as the financial information required under this paragra ph (a)), all reported on by independent public accountants of recognised national standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of such Obligor and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP or (in the case of XL Europe, XL Insurance and XL Re) SAP, as the case may be, consistently applied;

(b) by June 15 of each year, (i) an unaudited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of XL America and its consolidated Subsidiaries as of the end of and for the immediately preceding fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year (if such figures were already produced for such corresponding period or periods), all certified by a Financial Officer of XL America as presenting fairly in all material respects the financial condition and results of operations of XL America and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, and (ii) audited statutory financial statements for each Insurance Subsidiary of XL America reported on by independent public accountants of recognized national standing (without a "going concern" or like qualificat ion or exception and without any qualification or exception as to the scope of such audit) to the effect that such audited consolidated financial statements present fairly in all material respects the financial condition and results of operations of such Insurance Subsidiaries in accordance with SAP, consistently applied;

(c) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of such Obligor, the consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of such Obligor and its consolidated Subsidiaries as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year (if such figures were already produced for such corresponding period or periods), all certified by a Financial Officer of such Obligor as presenting fairly in all material respects the financial condition and results of operations of such Obligor and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP or (in the case of XL Europe, XL Insurance and XL Re) SAP, as the case may be, consistently applied, subject to normal year-end audit adjustments and the absence of footnotes (it being understood that delivery to the Lenders of the Account Party's Report on Form 10-Q filed with the SEC shall satisfy the financial statement delivery requirements of this paragraph (c) to deliver the quarterly financial statements of the Account Party so long as the financial information required to be contained in such Report is substantially the same as the financial information required under this paragraph (c));

(d) concurrently with any delivery of financial statements under Clause 18.1 (a), (b) or (c), a certificate signed on behalf of each Obligor by a Financial Officer (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Clauses 19.3 (*Liens*), 19.5 (*Ratio of Total Funded Debt to Total Capitalisation*), 19.6 (*Consolidated Net Worth*) and 19.7 (*Indebtedness*) and (iii) stating whether any change in GAAP or (in the case of XL Europe, XL Insurance, XL Re and any Insurance Subsidiary of XL America) SAP or in the application thereof has occurred since the date of the audited financial statements referred to in Clause 17.5 (a) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(e) concurrently with any delivery of financial statements under Clause 18.1 (a), a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(f) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by such Obligor or any of its respective Subsidiaries with the SEC, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any U.S. or other securities exchange, or distributed by such Obligor to its shareholders generally, as the case may be;

(g) concurrently with any delivery of financial statements under Clause 18.1 (a), (b) or (c) a certificate of a Financial Officer of the Account Party, setting forth on a consolidated basis for the Account Party and its consolidated Subsidiaries as of the end of the fiscal year or quarter to which such certificate relates (i) the aggregate book value of assets which are subject to Liens permitted under Clause 19.3(g) (*Liens*) and the aggregate book value of liabilities which are subject to Liens permitted under Clause 19.3(g) (it being understood that the reports required by paragraphs (a), (b) and (c) of this Clause shall satisfy the requirement of this clause (i) of this Clause 18.1(g) if such reports set forth separately, in accordance with GAAP, line items corresponding to such aggregate book values) and (ii) a calculation showing the portion of each of such aggregate amounts which portion is attributable to transactions among wholly-owned Subsidiaries of the Account Party; and

(h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Account Party or any of its Subsidiaries, or compliance with the terms of this Agreement, as the Agent or any Lender may reasonably request.

Notices of Material Events

18.2 Each Obligor will furnish to the Agent and each Lender prompt written notice of the following:

(a) the occurrence of any Default; and

(b) any event or condition constituting, or which could reasonably be expected to have a Material Adverse Effect.

Each notice delivered under this Clause shall be accompanied by a statement of a Financial Officer or other executive officer of the relevant Obligor setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken by such Obligor with respect thereto.

Preservation of Existence and Franchises

18.3 Each Obligor will, and will cause each of its Subsidiaries to, maintain its corporate existence and its material rights and franchises in full force and effect in its jurisdiction of incorporation except where the failure to maintain such corporate existence and material rights and franchises would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; provided that the foregoing shall not prohibit any merger or consolidation permitted under Clause 19.1 (*Mergers*) or 19.2 (*Dispositions*). Each Obligor will, and will cause each of its Subsidiaries to, qualify and remain qualified as a foreign corporation in each jurisdiction in which failure to receive or retain such qualification would have a Material Adverse Effect.

Insurance

18.4 Each Obligor will, and will cause each of its Subsidiaries to, maintain with financially sound and reputable insurers, insurance with respect to its properties in such amounts as is customary in the case of corporations engaged in the same or similar businesses having similar properties similarly situated.

Maintenance of Properties

18.5 Each Obligor will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition the properties now or hereafter owned, leased or otherwise possessed by and used or useful in its business and will make or cause to be made all needful and proper repairs, renewals, replacements and improvements thereto so that the business carried on in connection therewith may be properly conducted at all times except if the failure to do so would not have a Material Adverse Effect, provided, however, that the foregoing shall not impose on such Obligor or any Subsidiary of such Obligor any obligation in respect of any property leased by such Obligor or such Subsidiary in addition to such Obligor's obligations under the applicable document creating such Obligor's or such Subsidiary's lease or tenancy.

Payment of Taxes and Other Potential Charges and Priority Claims Payment of Other Current Liabilities

18.6 Each Obligor will, and will cause each of its Subsidiaries to, pay or discharge:

(a) on or prior to the date on which penalties attach thereto, all taxes, assessments and other governmental charges or levies imposed upon it or any of its properties or income;

(b) on or prior to the date when due, all lawful claims of materialmen, mechanics, carriers, warehousemen, landlords and other like Persons which, if unpaid, might result in the creation of a Lien upon any such property; and

(c) on or prior to the date when due, all other lawful claims which, if unpaid, might result in the creation of a Lien upon any such property (other than Liens not forbidden by Clause 19.3 (*Liens*)) or which, if unpaid, might give rise to a claim entitled to priority over general creditors of such Obligor in any proceeding under the Bermuda Companies Law or Bermuda Insurance Law, or any insolvency proceeding, liquidation, receivership, rehabilitation, dissolution or winding-up involving such Obligor or such Subsidiary;

provided that, unless and until foreclosure, distraint, levy, sale or similar proceedings shall have been commenced, such Obligor need not pay or discharge any such tax, assessment, charge, levy or claim so long as the validity thereof is contested in good faith and by appropriate proceedings diligently conducted and so long as such reserves or other appropriate provisions as may be required by GAAP or SAP, as the case may be, shall have been made therefor and so long as such failure to pay or discharge does not have a Material Adverse Effect.

Financial Accounting Practices

18.7 Such Obligor will, and will cause each of its consolidated Subsidiaries to, make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements required under Clause 18.1 (*Financial Statements and Other Information*) in conformity with GAAP and SAP, as applicable, and to maintain accountability for assets.

Compliance with Applicable Laws

18.8 Each Obligor will, and will cause each of its Subsidiaries to, comply with all applicable Laws (including but not limited to the Bermuda Companies Law and Bermuda Insurance Laws) in all respects; provided that such Obligor or any Subsidiary of such Obligor will not be deemed to be in violation of this Clause as a result of any failure to comply with any such Law which would not (i) result in fines, penalties, injunctive relief or other civil or criminal liabilities which, in the aggregate, would have a Material Adverse Effect or (ii) otherwise impair the ability of such Obligor to perform its obligations under this Agreement.

Use of Letters of Credit

18.9 No Letter of Credit will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations U and X.

Continuation of and Change in Businesses

18.10 Each Obligor and its Subsidiaries will continue to engage in substantially the same business or businesses it engaged in (or proposes to engage in) on the date of this Agreement and businesses related or incidental thereto.

Visitation

18.11 Each Obligor will permit such Persons as any Lender may reasonably designate to visit and inspect any of the properties of such Obligor, to discuss its affairs with its financial management, and provide such other information relating to the business and financial condition of such Obligor at such times as such Lender may reasonably request. Each Obligor hereby authorises its financial management to discuss with any Lender the affairs of such Obligor.

Negative covenants

19. Until the Total Commitments have expired or terminated and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each of the Obligors covenants and agrees with the Lenders that:

Mergers

19.1 No Obligor will merge with or into or consolidate with any other Person, except that if no Default shall occur and be continuing or shall exist at the time of such merger or consolidation or immediately thereafter and after giving effect thereto any Obligor may merge or consolidate with any other corporation, including a Subsidiary, if such Obligor shall be the surviving corporation.

Dispositions

19.2 No Obligor will, nor will it permit any of its Subsidiaries to, sell, convey, assign, lease, abandon or otherwise transfer or dispose of, voluntarily or involuntarily (any of the foregoing being referred to in this Clause as a ***Disposition*** and any series of related Dispositions constituting but a single Disposition), any of its properties or assets, tangible or intangible (including but not limited to sale, assignment, discount or other disposition of accounts, contract rights, chattel paper or general intangibles with or without recourse), except:

(a) Dispositions in the ordinary course of business involving current assets or other assets classified on such Obligor's balance sheet as available for sale;

(b) sales, conveyances, assignments or other transfers or dispositions in immediate exchange for cash or tangible assets, provided that any such sales, conveyances or transfers shall not individually, or in the aggregate for the Obligor and their respective Subsidiaries, exceed $500,000,000 in any calendar year;

(c) Dispositions of equipment or other property which is obsolete or no longer used or useful in the conduct of the business of such Obligor or its Subsidiaries;

(d) Dispositions between or among the Obligors and their wholly owned Subsidiaries; or

e) Dispositions with Affiliates in accordance with Clause 19.4(c) (*Transactions with Affiliates*).

Liens

19.3 No Obligor will, nor will it permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or assets, tangible or intangible, now owned or hereafter acquired by it, except:

(a) Liens existing on the date hereof (and extension, renewal and replacement Liens upon the same property, provided that the amount secured by each Lien constituting such an extension, renewal or replacement Lien shall not exceed the amount secured by the Lien theretofore existing) and listed on Part B of Schedule 2;

(b) Liens arising from taxes, assessments, charges, levies or claims described in Clause 18.6 (*Payment of Taxes and other potential charges and priority claims, payments of other current liabilities*) that are not yet due or that remain payable without penalty or to the extent permitted to remain unpaid under the provision of Clause 18.6;

(c) Liens on property securing all or part of the purchase price thereof to such Obligor and Liens (whether or not assumed) existing on property at the time of purchase thereof by such Obligor (and extension, renewal and replacement Liens upon the same property); provided (i) each such Lien is confined solely to the property so purchased, improvements thereto and proceeds thereof, and (ii) the aggregate amount of the obligations secured by all such Liens on any particular property at any time purchased by such Obligor, as applicable, shall not exceed 100% of the lesser of the fair market value of such property at such time or the actual purchase price of such property;

(d) zoning restrictions, easements, minor restrictions on the use of real property, minor irregularities in title thereto and other minor Liens that do not in the aggregate materially detract from the value of a property or asset to, or materially impair its use in the business of, such Obligor or any such Subsidiary;

(e) Liens securing Indebtedness permitted by Clause 19.7(b) (*Indebtedness*) covering assets whose market value is not materially greater than the amount of the Indebtedness secured thereby plus a commercially reasonable margin;

(f) Liens on cash and securities of an Obligor or its Subsidiaries incurred as part of the management of its investment portfolio in accordance with the Account Party's Statement of Investment Policy Objectives and Guidelines as in effect on the date hereof or as it may be changed from time to time by a resolution duly adopted by the board of directors of the Account Party (or any committee thereof);

(g) Liens on (i) assets received, and on actual or imputed investment income on such assets received, relating and identified to specific insurance payment liabilities or to liabilities arising in the ordinary course of any Obligor's or any of their Subsidiary's business as an insurance or reinsurance company (including guaranteed investment contracts) or corporate member of Lloyd's or as a provider of financial or investment services or contracts, or the proceeds thereof, in each case held in a segregated trust or other account and securing such liabilities or (ii) any other assets subject to any trust or other account arising out of or as a result of contractual, regulatory or any other requirements; provided that in no case shall any such Lien secure Indebtedness and any Lien which secures Indebtedness shall not be permitted under this Clause 19.3(g);

(h) statutory and common law Liens of materialmen, mechanics, carriers, warehousemen and landlords and other similar Liens arising in the ordinary course of business; and

(i) Liens existing on property of a Person immediately prior to its being consolidated with or merged into any Obligor or any of their Subsidiaries or its becoming a Subsidiary, and Liens existing on any property acquired by any Obligor or any of their Subsidiaries at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed) (and extension, renewal and replacement Liens upon the same property, provided that the amount secured by each Lien constituting such an extension, renewal or replacement Lien shall not exceed the amount secured by the Lien theretofore existing), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger or such Person's becoming a Subsidiary or such acquisition of property and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by terms of the instrument originally creating such Lien, other property w hich is an improvement to or is acquired for specific use in connection with such acquired property.

Transactions with Affiliates

19.4 No Obligor will, nor will it permit any of its Subsidiaries to, enter into or carry out any transaction with (including, without limitation, purchase or lease property or services to, loan or advance to or enter into, suffer to remain in existence or amend any contract, agreement or arrangement with) any Affiliate of such Obligor, or directly or indirectly agree to do any of the foregoing, except:

(a) transactions involving guarantees or co-obligors with respect to any Indebtedness described in Part A of Schedule 2;

(b) transactions between any Obligor and its wholly-owned Subsidiaries; and

(c) transactions with Affiliates in good faith in the ordinary course of such Obligor's business consistent with past practice and on terms no less favourable to such Obligor or any Subsidiary than those that could have been obtained in a comparable transaction on an arm's length basis from an unrelated Person except if any such transaction would not have a Material Adverse Effect.

Ratio of Total Funded Debt to Total Capitalisation

19.5 The Account Party will not permit its ratio of (a) Total Funded Debt to (b) the sum of Total Funded Debt plus Consolidated Net Worth to be greater than 0.35:1.00 at any time.

Consolidated Net Worth

19.6 The Account Party will not permit its Consolidated Net Worth to be less than the sum of (a) $4,400,000,000 plus (b) 25% of net income (if positive) for each fiscal quarter of the Account Party commencing with the fiscal quarter ending September 30, 2003.

Indebtedness

19.7 No Obligor will, nor will it permit any of its Subsidiaries to, at any time create, incur, assume or permit to exist any Indebtedness, or agree, become or remain liable (contingent or otherwise) to do any of the foregoing, except:

(a) Indebtedness created hereunder and under any other Finance Document;

(b) secured Indebtedness (including secured reimbursement obligations with respect to letters of credit) of any Obligor or any Subsidiary in an aggregate principal amount (for all Obligors and their respective Subsidiaries) not exceeding $400,000,000 at any time outstanding;

(c) other unsecured Indebtedness, so long as upon the incurrence thereof no Default would occur or exist;

(d) Indebtedness consisting of accounts or claims payable and accrued and deferred compensation (including options) incurred in the ordinary course of business by any Obligor or any Subsidiary;

(e) Indebtedness incurred in transactions described in Clause 19.3(f); and

(f) Indebtedness existing on the date hereof and described in Part A of Schedule 2 and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof.

Ratings Downgrade

19.8 If at any time one of the following conditions is not satisfied:

(a) the Account Party has a financial-strength rating of at least "A" from A.M. Best & Co. (or its successor); and

(b) each of XL Insurance and XL Re has a financial-strength rating of at least "A" from Standard & Poor's Rating Services (or its successor);

then the Agent may (and if so instructed by the Majority Lenders shall) require the Account Party within 5 Business Days of the failure to satisfy either condition, either:

(i) to provide cash cover in an amount equal to the aggregate LC Exposures for the time being; or

(ii) to deposit BIS Qualifying Assets with a custodian acceptable to the Agent, and enter into custodian and other relevant documentation, together with documentation required by the Security Trustee to give the Security Trustee (for the benefit of itself and the other Finance Parties) an effective and perfected security interest in respect of those BIS Qualifying Assets, in an aggregate amount equal to 105% of the aggregate LC Exposures for the time being.

Notwithstanding any of the foregoing provisions of this Clause 19.8, if at any time subsequent to compliance by the Account Party with (i) or (ii) above, both of the conditions in (a) and (b) above are satisfied, the Security Trustee will instruct a bank holding any cash cover or otherwise take all necessary actions to release and return any cash cover or BIS Qualifying Assets to the Account Party and the Letter of Credit Fee shall be determined by reference to Clause 9.3.

Private Act

19.9 No Obligor will become subject to a Private Act other than the X.L. Insurance Company, Ltd. Act, 1989.

Events of default

20.1 If any of the following events (***Events of Default***) shall occur:

(a) **Failure to Pay**:

(i) any Obligor shall fail to pay any Demand Amount when and as the same shall become due and payable; or

(ii) any Obligor shall fail to pay any interest or any fee payable under this Agreement or any other Finance Document or any other amount (other than an amount referred to in Clause 20.1(a)(i)) payable under this Agreement or any other Finance Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of 3 or more days;

(b) **Misrepresentation**: any representation or warranty made or deemed made by any Obligor in or in connection with this Agreement or any other Finance Document or any amendment or modification hereof, or in any certificate or financial statement furnished pursuant to the provisions hereof, shall prove to have been false or misleading in any material respect as of the time made (or deemed made) or furnished;

(c) **Breach of Obligations**:

(i) any Obligor shall fail to observe or perform any covenant, condition or agreement contained in Clause 19 (*Negative Covenants*); or

(ii) any Obligor shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Finance Document (other than those specified in Clause 20.1(a) or (c)(i)) and such failure shall continue unremedied for a period of 20 or more days after notice thereof from the Agent (given at the request of any Lender) to such Obligor;

(d) **Cross Default**: any Obligor or any of its Subsidiaries shall default (i) in any payment of principal of or interest on any other obligation for borrowed money in principal amount of $50,000,000 or more, or any payment of any principal amount of $50,000,000 or more under Hedging Agreements, in each case beyond any period of grace provided with respect thereto, or (ii) in the performance of any other agreement, term or condition contained in any such agreement (other than Hedging Agreements) under which any such obligation in principal amount of $50,000,000 or more is created, if the effect of such default is to cause or permit the holder or holders of such obligation (or trustee on behalf of such holder or holders) to cause such obligation to become due prior to its stated maturity or to terminate its commitment under such agreement, provided that this Clause 20.1(d) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness;

(e) **Winding-up**: a decree or order by a court having jurisdiction in the premises shall have been entered adjudging any Obligor a bankrupt or insolvent, or approving as properly filed a petition seeking reorganisation of such Obligor under the Bermuda Companies Law or the Cayman Islands Companies Law (2002 Revision) or any other similar applicable Law, and such decree or order shall have continued undischarged or unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of such Obligor or a substantial part of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 60 days;

(f) **Insolvency and Rescheduling**: any Obligor shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganisation under the Bermuda Companies Law or the Cayman Islands Companies Law (2002 Revision) or any other similar applicable Law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or corporate or other action shall be taken by such Obligor in furtherance of any of the aforesaid purposes;

(g) **Material unsatisfied judgment or order**: one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000 shall be rendered against any Obligor or any of its Subsidiaries or any combination thereof and the same shall not have been vacated, discharged, stayed (whether by appeal or otherwise) or bonded pending appeal within 45 days from the entry thereof;

(h) **ERISA Event**: an ERISA Event (or similar event with respect to any Non-U.S. Benefit Plan) shall have occurred that, in the opinion of the Majority Lenders, when taken together with all other ERISA Events and such similar events that have occurred, could reasonably be expected to result in liability of the Obligors and their Subsidiaries in an aggregate amount exceeding $100,000,000;

(i) **Change of Control**: a Change in Control shall occur;

(j) **Change in Ownership**: the Account Party shall cease to own, beneficially and of record, directly or indirectly all of the outstanding voting shares of capital stock of XL Insurance, XL Re, XL America or XL Europe (except, in the case of any company organised under the laws of Bermuda, for a nominal number of shares owned by nominee shareholders required by the Bermuda Companies Law); or

(k) **Illegality**: at any time it is or becomes unlawful for any Obligor to perform or comply with any or all of its obligations hereunder or any court or arbitrator or any governmental body, agency or official which has jurisdiction in the matter shall decide, rule or order that any provision of the Finance Documents is invalid or unenforceable in any material respect, or any Obligor shall so assert in writing;

l) **Default under Guarantee**: the guarantee contained in Clause 16 (*Guarantee and Indemnity*) shall terminate or cease, in whole or material part, to be a legally valid and binding obligation of each Guarantor or any Guarantor or any Person acting for or on behalf of any of such parties shall contest such validity or binding nature of such guarantee itself or the Transactions, or any other Person shall assert any of the foregoing;

then, and in every such event (other than an event with respect to any Obligor described in Clause 20.1(e) or 20.1(f)), and at any time thereafter during the continuance of such event, the Agent may, and at the request of the Majority Lenders shall, by notice to the Account Party, take any of the following actions, at the same or different times:

(i) terminate the Total Commitments, and thereupon the Total Commitments shall terminate immediately;

(ii) require the Account Party forthwith to provide cash cover in respect of any LC Exposure pursuant to a Letter of Credit; and

(iii) declare all fees and other obligations of the Account Party accrued hereunder to be due and payable in whole (or in part, in which case any fees and other obligations not so declared to be due and payable may thereafter be declared to be due and payable) and thereupon such fees and other obligations, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Account Party;

and in case of any event with respect to any Obligor described in Clause 20.1(e) or 20.1(f):

(x) the Commitments shall automatically terminate; and

(y) the Account Party shall automatically be required to provide cash cover in respect of any LC Exposure pursuant to a Letter of Credit; and

(z) all fees and other obligations of the Account Party accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Account Party.

The Agent, the Arranger and the Lenders

Appointment of the Agent

21.1 The Arranger and each of the Lenders hereby appoints the Agent to act as its agent in connection herewith and authorises the Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to the Agent by the terms hereof together with all such rights, powers, authorities and discretions as are reasonably incidental thereto.

Agent's Discretions

21.2 The Agent may:

(a) assume, unless it has, in its capacity as agent for the Lenders, received notice to the contrary from any other party hereto, that (a) any representation made or deemed to be made by an Obligor in connection with the Finance Documents is true, (b) no Event of Default or Potential Event of Default has occurred, (c) no Obligor is in breach of or default under its obligations under the Finance Documents and (d) any right, power, authority or discretion vested therein upon the Majority Lenders, the Lenders or any other person or group of persons has not been exercised;

(b) assume that the Facility Office of each Lender is that notified to it by such Lender in writing prior to the date hereof (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) until it has received from such Lender a notice designating some other office of such Lender to replace its Facility Office and act upon any such notice until the same is superseded by a further such notice;

(c) engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(d) rely as to any matters of fact which might reasonably be expected to be within the knowledge of an Obligor upon a certificate signed by or on behalf of such Obligor;

(e) rely upon any communication or document believed by it to be genuine;

(f) refrain from exercising any right, power or discretion vested in it as agent hereunder unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g) refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or proceeding arising out of or in connection with the Finance Documents until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which it will or may expend or incur in complying with such instructions; and

(h) assume (unless it has specific notice to the contrary) that any notice or request made by the Account Party is made on behalf of the Obligors.

Agent's Obligations

21.3 The Agent shall:

(a) promptly inform each Lender of the contents of any notice or document received by it in its capacity as Agent from an Obligor under the Finance Documents and shall promptly deliver to each Lender a copy of each Letter of Credit delivered to Lloyd's pursuant to Clause 3.3 (*Completion of Letters of Credit*);

(b) promptly notify each Lender of the occurrence of any Event of Default or any default by an Obligor in the due performance of or compliance with its obligations under the Finance Documents of which the Agent has notice from any other party hereto;

(c) save as otherwise provided herein, act as agent under the Finance Documents in accordance with any instructions given to it by an Majority Lenders, which instructions shall be binding on the Arranger and the Lenders; and

(d) if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it as agent under the Finance Documents.

The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

Excluded Obligations

21.4 Notwithstanding anything to the contrary expressed or implied herein, neither the Agent nor the Arranger shall:

(a) be bound to enquire as to (i) whether or not any representation made or deemed to be made by an Obligor in connection with the Finance Documents is true, (ii) the occurrence of any Default, (iii) the performance by an Obligor of its obligations under the Finance Documents or (iv) any breach of or default by an Obligor of or under its obligations under the Finance Documents;

(b) be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c) be bound to disclose to any other person any information relating to any Obligor or any Related Party if (i) such person, on providing such information, expressly stated to the Agent or, as the case may be, the Arranger, that such information was confidential or (ii) such disclosure would or might in its opinion constitute a breach of any Law or be otherwise actionable at the suit of any person;

(d) be under any obligations other than those for which express provision is made herein; or

(e) be or be deemed to be a fiduciary for any other party hereto.

Indemnification

21.5 Each Lender shall, pro rata according to its respective Commitment, from time to time on demand by the Agent, indemnify the Agent against any and all costs, claims, losses, expenses (including legal fees) and liabilities together with any value added tax thereon (or equivalent) which the Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as agent hereunder.

Exclusion of Liabilities

21.6 Except in the case of gross negligence or wilful default, neither the Agent nor the Arranger accepts any responsibility:

(a) for the adequacy, accuracy and/or completeness of any information supplied by the Agent or the Arranger, by an Obligor or by any other person in connection with the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Finance Documents;

(b) for the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Finance Documents; or

(c) or the exercise of, or the failure to exercise, any judgement, discretion or power given to any of them by or in connection with the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Finance Documents.

Accordingly, neither the Agent nor the Arranger shall be under any liability (whether in negligence or otherwise) in respect of such matters, save in the case of gross negligence or wilful misconduct.

No Actions

21.7 Each of the Lenders agree that it will not assert or seek to assert against any director, officer or employee of the Agent or the Arranger any claim it might have against any of them in respect of the matters referred to in Clause 21.6 (*Exclusion of Liabilities*).

Business with the Group

21.8 The Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any of the Obligors or their Subsidiaries.

Resignation

21.9 The Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving not less than thirty days' prior notice to that effect to each of the other parties hereto, **PROVIDED THAT** no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Clause 21.

Successor Agent

21.10 If the Agent gives notice of its resignation pursuant to Clause 21.9 (*Resignation*) then any reputable and experienced Lender or other financial institution may be appointed as a successor to the Agent by the Majority Lenders (with the approval of the Account Party, not to be unreasonably withheld or delayed,) during the period of such notice (with the co-operation of the Agent) but, if no such successor is so appointed, the Agent may appoint such a successor itself.

Rights and Obligations

21.11 If a successor to the Agent is appointed under the provisions of Clause 21.10 (*Successor Agent*), then (a) the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 21 and (b) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

Own Responsibility

21.12 It is understood and agreed by each Lender that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into all risks arising under or in connection with this Agreement including, but not limited to:

(a) the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy and enforceability of the Finance Documents and any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Finance Documents;

(c) whether such Lender has recourse, and the nature and extent of that recourse, against an Obligor or any other person or any of its assets under or in connection with the Finance Documents, the Transactions or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Finance Documents; and

(d) the adequacy, accuracy and/or completeness of any information provided by the Agent or the Arranger, an Obligor or by any other person in connection with the Finance Documents, the Transactions or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Finance Documents.

Accordingly, each Lender acknowledges to the Agent and the Arranger that it has not relied on and will not hereafter rely on the Agent and the Arranger or either of them in respect of any of these matters.

Agency Division Separate

21.13 In acting as agent hereunder for the Lenders, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments and, notwithstanding the foregoing provisions of this Clause 21, any information received by some other division or department of the Agent may be treated as confidential and shall not be regarded as having been given to the Agent's agency division.

Declaration of Agent as Security Trustee

21.14 The Agent hereby declares that it shall hold:

(a) all rights, titles and interests that may hereafter be mortgaged, charged, assigned or otherwise secured in favour of the Agent by or pursuant to the Finance Documents;

(b) the benefit of all representations, covenants, guarantees, indemnities and other contractual provisions given in favour of the Agent (other than any such benefits given to the Agent solely for its own benefit) by or pursuant to the Finance Documents (other than this Agreement); and

(c) all proceeds of the security referred to in paragraph (a) above and of the enforcement of the benefits referred to in paragraph (b) above,

on trust for itself and the other Finance Parties from time to time.

Such declaration shall remain valid notwithstanding that the Agent may on the date hereof or at any other time be the sole Finance Party; for the avoidance of doubt, however, such declaration shall, in such case, be deemed repeated on each date on which the Agent ceases to be the sole Finance Party.

Each of the parties hereto agrees that the obligations, rights and benefits vested or to be vested in the Agent as trustee as aforesaid by the Finance Documents or any document entered into pursuant thereto shall (as well before as after enforcement) be performed and (as the case may be) exercised by the Agent in accordance with the provisions of this Clause 21.

Powers and Discretions

21.15 The Agent shall have all the powers and discretions conferred upon trustees by the Trustee Act 1925 (to the extent not inconsistent herewith) and by way of supplement it is expressly declared as follows:

(a) the Agent shall be at liberty to place any of the Finance Documents and any other instruments, documents or deeds delivered to it pursuant thereto or in connection therewith for the time being in its possession in any safe deposit, safe or receptacle selected by the Agent or with any Lender, any company whose business includes undertaking the safe custody of documents or any firm of lawyers of good repute;

(b) the Agent may, whenever it thinks fit, delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons all or any of the rights, trusts, powers, authorities and discretions vested in it by any of the Finance Documents and such delegation may be made upon such terms and subject to such conditions (including the power to sub-delegate) and subject to such regulations as the Agent may think fit and the Agent shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of, any such delegate (or sub-delegate);

(c) notwithstanding anything else herein contained, the Agent may refrain from doing anything which would or might in its opinion be contrary to any Law of any jurisdiction or any directive or regulation of any agency of any state or which would or might otherwise render it liable to any person and may do anything which is, in its opinion, necessary to comply with any such Law, directive or regulation;

(d) save in the case of gross negligence or wilful misconduct, the Agent and every attorney, agent, delegate, sub-delegate and any other person appointed by any of them under any of the Finance Documents may indemnify itself or himself out of the security held by the Agent against all liabilities, costs, fees, charges, losses and expenses incurred by any of them in relation to or arising out of the taking or holding of any of the security constituted by, or any of the benefits provided by, any of the Finance Documents, in the exercise or purported exercise of the rights, trusts, powers and discretions vested in any of them or in respect of any other matter or thing done or omitted to be done in any way relating to any of the Finance Documents or pursuant to any Law or regulation; and

(e) without prejudice to the provisions of any of the Finance Documents, the Agent shall not be under any obligation to insure any property or to require any other person to maintain any such insurance and shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy or insufficiency of any such insurance.

Liability

21.16 The Agent shall not be liable for any failure:

(a) to require the deposit with it of any deed or document certifying, representing or constituting the title of the Account Party to any of the property mortgaged, charged, assigned or otherwise encumbered by or pursuant to any of the Finance Documents;

(b) to obtain any licence, consent or other authority for the execution, delivery, validity, legality, adequacy, performance, enforceability or admissibility in evidence of any of the Finance Documents;

(c) to register or notify any deed or document mentioned at paragraph (a) above in accordance with the provisions of any of the documents of title of the Account Party;

(d) to effect or procure registration of or otherwise protect any of the security created by any of the Finance Documents by registering the same under any applicable registration Laws in any territory or otherwise by registering any notice, caution or other entry prescribed by or pursuant to the provisions of relevant Laws;

(e) to take or to require the Account Party to take any steps to render the security created or purported to be created by or pursuant to any of the Finance Documents effective or to secure the creation of any ancillary charge under the Laws of any jurisdiction; or

(f) to require any further assurances in relation to any of the Finance Documents.

Title to Security etc.

21.17 The Agent may accept without enquiry, requisition or objection such right and title as the Account Party may have to the property belonging (or purportedly belonging) to it (or any part thereof) which is the subject matter of any of the Finance Documents and shall not be bound or concerned to investigate or make any enquiry into the right or title of the Account Party to such property (or any part thereof) or, without prejudice to the foregoing, to require the Account Party to remedy any defect in the Account Party's right or title as aforesaid.

New Security Trustee

21.18 The Agent may at any time appoint any person (whether or not a trust corporation) to act either as a separate trustee or as a co-trustee jointly with the Agent:

(a) if the Agent considers such appointment to be in the interests of the Lenders; or

(b) for the purposes of conforming to any legal requirements, restrictions or conditions which the Agent deems relevant for the purposes of the Finance Documents and the Agent shall give prior notice to the Account Party and the Lenders of any such appointment.

Any person so appointed shall (subject to the provisions of the Finance Documents) have such powers, authorities and discretions and such duties and obligations as shall be conferred or imposed or such person by the instrument of appointment and shall have the same benefits under this Clause 21 as the Agent.

The Agent shall have power in like manner to remove any person so appointed.

Such reasonable remuneration as the Agent may pay to any person so appointed, and any costs, charges and expenses incurred by such person in performing its functions pursuant to such appointment, shall for the purposes hereof be treated as costs, charges and expenses incurred by the Agent under the Finance Documents.

Perpetuity Period

21.19 The perpetuity period under the rule against perpetuities if applicable to the trusts constituted in this Clause 21 and the other Finance Documents shall be the period of eighty years from the date of this Agreement and, subject thereto, if the Agent determines that all of the obligations of the Account Party under any of the Finance Documents have been fully and unconditionally discharged, such trusts shall be wound up.

Lender Representations

21.20 Each Lender represents to the Agent on the date of issue of each Letter of Credit that:

(a) the execution and delivery of each Letter of Credit by the Agent on the Lender's behalf has been duly authorised by all necessary action on the part of the Lender; and

(b) the obligations of the Lender under each Letter of Credit constitute its legal, valid and binding obligations.

Letters of Credit

21.21 Each Lender shall, (a) pro rata according to its respective Commitment, indemnify the Agent against any and all liabilities, costs and expenses which the Agent may incur otherwise than by reason of its own gross negligence or wilful misconduct (in its capacity as Agent) as a result of the execution and delivery of any Letter of Credit and any documents executed and delivered by the Agent in connection therewith; and (b) inform the Agent promptly if at any time the collateral securing the repayment of any amounts payable under any Letter of Credit comprises directly or indirectly a security interest over a principal private residence.

Notices

22. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile, as follows:

(a) if to any Obligor, to:

XL Capital Ltd
XL House
One Bermudiana Road
Hamilton HM 11
Bermuda

Fax: 1 441 295 4867

Attention: Paul Giordano

(b) if to the Agent:

2nd Floor
4 Harbour Exchange Square
London E14 9GE

Fax: 44 207 500 4482/4484
Attention:

Loans
Agency

(c) if to a Lender, to it at its address (or facsimile number) on the signature pages of this Agreement, or such other address as it shall notify to the Agents and the Account Party.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto (or, in the case of any such change by a Lender, by notice to the Account Party and the Agent). All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Waivers and Amendments

No Deemed Waivers

23.1 No failure or delay by any Finance Party in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. No waiver of any provision of this Agreement or consent to any departure by an Obligor therefrom shall in any event be effective unless the same shall be permitted by Clause 23.3 (*Amendments*), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Agent or any Lender may have had notice or knowledge of such Default at the time.

Remedies Cumulative

23.2 The rights and remedies of the Finance Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have.

Amendments

23.3 Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Obligors and the Majority Lenders or by the Obligors and the Agent with the consent of the Majority Lenders; **PROVIDED** that no such agreement shall:

(a) increase the Commitment of any Lender without the written consent of such Lender,

(b) reduce the amount of any reimbursement obligation of the Account Party in respect of any LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby,

(c) postpone the scheduled date for reimbursement of any LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment or any Letter of Credit (other than an extension thereof pursuant to Clause 4), without the written consent of each Lender affected thereby,

(d) change Clause 15.4 (*Pro Rata Treatment*) or 15.5 (*Sharing of Payments By Lenders*) without the consent of each Lender affected thereby,

(e) release any of the Guarantors from any of their guarantee obligations under Clause 16 (*Guarantee and Indemnity*) without the written consent of each Lender,

(f) release any security granted by the Account Party pursuant to Clause 19.8 (*Ratings Downgrade*) or 20.1 (*Events of Default*) without the written consent of each Lender, and

(g) change any of the provisions of this Clause or the percentage in the definition of the term ***Majority Lenders*** or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

and **PROVIDED FURTHER** that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent hereunder without the prior written consent of the Agent.

Costs and Expenses

24.1 The Account Party shall pay:

(a) all reasonable out-of-pocket expenses and charges incurred by the Agent and/or the Arranger (together with VAT or any similar tax thereon and including the reasonable fees, charges and disbursements of counsel for the Agent) in connection with the syndication of the credit facilities provided for herein, the negotiation, preparation, execution and administration of the Finance Documents (subject to the terms of the Commitment Letter) or any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated hereby or thereby shall be consummated);

(b) all reasonable out-of-pocket expenses incurred by the Agent, the Security Trustee or any Lender, (together with VAT or any similar tax thereon and including the reasonable fees, charges and disbursements of one legal counsel for the Agent and one legal counsel for the Lenders), in connection with the preservation and/or enforcement or protection of its rights in connection with the Finance Documents, including its rights under this Clause, or in connection with Letters of Credit issued hereunder, including in connection with any workout, restructuring or negotiations in respect thereof.

Stamp Duty

24.2 The Account Party shall pay all transfer, stamp, documentary or other similar taxes, assessments or charges levied by any governmental or revenue authority in respect of this Agreement or any other document referred to herein.

Indemnities

Currency Indemnity

25.1(a) If:

(i) any amount payable by the Account Party under or in connection with this Agreement is received by any Finance Party in a currency (the ***Payment Currency***) other than that agreed in this Agreement (the ***Agreed Currency***) whether as a result of any judgement or order or the enforcement thereof, the liquidation of the payer or otherwise; and

(ii) the amount produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency.

then the Account Party shall, as an independent obligation, indemnify such Finance Party for the deficiency and any loss sustained as a result. Such conversion shall be made at such prevailing rate of exchange, on such date and in such market as is determined by such Finance Party (acting reasonably) as being most appropriate for the conversion. The Account Party shall in addition pay the costs of the conversion.

(b) The Account Party waives any right it may have in any jurisdiction to pay any amount under this Agreement in a currency other than that in which it is expressed to be payable in this Agreement.

Other Indemnities

25.2 The Obligors shall indemnify the Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an ***Indemnitee***) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of:

(a) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby;

(b) any Letter of Credit or the use of any thereof (including any refusal by any Lender to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit);

(c) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses result from or arise out of the gross negligence or wilful misconduct of such Indemnitee.

Reimbursement by Lenders

25.3 To the extent that the Obligors fail to pay any amount required to be paid by them to the Agent under Clauses 25 (*Costs and Expenses*) or 25.1 (*Currency Indemnity*) and 25.2 (*Other Indemnities*), each Lender severally agrees to pay to the Agent such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; **PROVIDED** that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent in its capacity as such.

Alteration to the parties

Successors

26.1 The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby.

Assignments and Transfers by the Account Party

26.2 The Account Party shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Account Party without such consent shall be null and void).

Transfers by Lenders.

26.3 (a) Any Lender (the ***Transferor***) may at any time transfer to another Approved Credit Institution (the ***Transferee***) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment) and under any Letter of Credit to which it is a party; **PROVIDED THAT:**

(i) except in the case of an transfer to a Lender or a Lender Affiliate, each of the Account Party and the Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed);

(ii) except in the case of an transfer to a Lender or a Lender Affiliate or a transfer of the entire remaining amount of the Transferor's Commitment, the amount of the Commitment of the Transferor subject to each such transfer (determined as of the date of the Transfer Certificate) shall not be less than £3,000,000 unless each of the Account Party and the Agent otherwise consent;

(iii) a transfer of obligations shall only be effective if the Transferee has confirmed to the Agent and the Account Party prior to the transfer taking effect that it undertakes to be bound by the terms of this Agreement as Lender in form and substance reasonably satisfactory to the Agent and the Account Party; and on any such transfer being made the Transferor shall be relieved of its obligations to the extent they are transferred to the Transferee;

(iv) the Transferee, if it shall not be a Lender, shall deliver relevant contact, notice and account details to the Agent (with a copy to the Account Party);

PROVIDED FURTHER that any consent of the Account Party otherwise required under this paragraph shall not be required if an Event of Default under Clause 20.1(a), (e) or (f) has occurred and is continuing. Upon transfer pursuant to Clause 26.4, from and after the last to occur of (i) the effective date specified in each Transfer Certificate; and (ii) the cancellation of a Letter of Credit and the issue of a new Letter of Credit with the Transferee identified as an Issuing Lender, the Transferee thereunder shall be a party hereto and, to the extent of the lesser of the interest assigned by such Transfer Certificate and the Transferee's participation as an Issuing lender of a re-issued Letter of Credit (the ***Transferred Interest***), have the rights and obligations of a Lender under this Agreement, and the Transferor thereunder shall, to the extent of the Transferred Interest, be released from its obligations under this Agreement (and, in the case of Transfer Certificate covering all of the Transferor's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Clauses 12 (*Increased Costs*), 10 (*Taxes*) 24 (*Costs and Expenses*) and 25 (*Indemnities*)). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Clause 26.7 (*Participations*).

Notwithstanding anything to the contrary contained herein, any Lender (a ***Granting Lender***) may grant to a special purpose vehicle (an ***SPV***) of such Granting Lender, identified as such in writing from time to time by the Granting Lender to the Agent and the Account Party, the option to provide to the Account Party all or any part of any LC Disbursement that such Granting Lender would otherwise be obligated to make to the Account Party pursuant to Clause 2.1, **PROVIDED** that (i) nothing herein shall constitute a commitment by any SPV to make any LC Disbursement, (ii) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such LC Disbursement, the Granting Lender shall be obligated to make such LC Disbursement pursuant to the terms hereof and (iii) the Account Party may bring any proceeding against either or both the Granting Lender or the SPV in order to enforce any rights of the Account Party hereunder; and (iv) the SPV shall agree to the terms of Clause 30.2 (*Confidentiality*). The making of an LC Disbursement by an SPV hereunder shall utilise the Commitment of the Granting Lender to the same extent, and as if, such LC Disbursement were made by the Granting Lender. Each party hereto hereby agrees that no SPV shall be liable for any payment under this Agreement for which a Lender would otherwise be liable, for so long as, and to the extent, the related Granting Lender makes such payment. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it will not institute against, or join any other person in instituting against, such SPV any bankruptcy, reorganisation, arrangement, insolvency or liquidation proceedings or similar proceedings under the Laws of the United States or ny State thereof arising out of any claim against such SPV under this Agreement. In addition, notwithstanding anything to the contrary contained in this Clause, any SPV may with notice to, but without the prior written consent of, the Account Party or the Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Letter of Credit to its Granting Lender or to any financial institutions (consented to by the Account Party and the Agent) providing liquidity and/or credit support (if any) with respect to commercial paper issued by such SPV to issue such Letters of Credit and such SPV may disclose, on a confidential basis, confidential information with respect to any Account Party and its Subsidiaries to any rating agency, commercial paper dealer or provider of a surety, guarantee or credit liquidity enhancement to such SPV. This paragraph may not be amended without the consent of any SPV at the time holding LC Disbursements under this Agreement.

(b) On each occasion a Transferor assigns, transfers or novates any of its rights and/or obligations under this Agreement, the Transferee (unless it is already a Lender or a Lender Affiliate immediately prior to the transfer) shall ensure that the Agent has notice of the same and shall, on the date the assignment, transfer and/or novation takes effect, pay to the Agent for its own account a fee of £1,000.

(c) Neither a Transferor nor any other Finance Party is responsible to a Transferee for:

(i) the execution, genuineness, validity, enforceability or sufficiency of any Finance Documents or any other document;

(ii) the collectability of amounts payable under any Finance Documents or the financial condition of or the performance of its obligations under the Finance Documents by any Obligor; or

(iii) the accuracy of any statements or information (whether written or oral) made in or in connection with or supplied in connection with any Finance Documents.

(d) Each Transferee confirms to the Transferor and the other Finance Parties that it:

(i) has made its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Transferor or any other Finance Party in connection with any Finance Documents; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities for so long as there are any Commitments or LC Exposures under this Agreement.

(e) Nothing in any Finance Document obliges a Transferor to:

(i) accept a re-transfer from an Transferee of any of the rights and/or obligations assigned, transferred or novated under this clause; or

(ii) support any losses incurred by the Transferee by reason of the non-performance by any Obligor of its obligations under any Finance Document or otherwise.

26.4 **Transfer Procedure**:

(a) A novation is effected if:

(i) the Transferor and the Transferee deliver to the Agent a duly completed Transfer Certificate executed by the Transferor and the Transferee; and

(ii) the Agent executes it.

(b) Each Party (other than the Transferor and the Transferee) irrevocably authorises the Agent to execute any duly completed Transfer Certificate on its behalf.

(c) To the extent that they are expressed to be the subject of the novation in the Transfer Certificate:

(i) the Transferor and the other Parties (the ***existing Parties***) will be released from their obligations to each other under the Finance Documents (the ***discharged obligations***);

(ii) the Transferee and the existing Parties will assume obligations towards each other under the Finance Documents which differ from the discharged obligations only insofar as they are owed to or assumed by the Transferee instead of the Transferor;

(iii) the rights of the Transferor against the existing Parties under the Finance Documents and vice versa (the ***discharged rights***) will be cancelled; and

(iv) the Transferee and the existing Parties will acquire rights against each other under the Finance Documents which differ from the discharged rights only insofar as they are exercisable by or against the Transferee instead of the Transferor,

all on the date specified in the proviso to Clause 26.3(a).

Right to substitute single Lender

26.5 If:

(a) any sum payable to any Finance Party by the Account Party is required to be increased under Clause 10 (*Taxes*); or

(b) any Lender claims indemnification from the Account Party under Clause 12.1 (*Increased Costs*); or

(c) a Lender's Available Commitment has been reduced to zero pursuant to Clause 13(b) (*Illegality*),

the Account Party may give the Agent notice of its intention to arrange the substitution of that Lender with a new bank or financial institution.

On receipt of a notice from the Account Party referred to above, the Lender shall use its best endeavours to promptly assign or transfer all of its rights and obligations under this Agreement to an Approved Credit Institution nominated by the Account Party. Such transfer will be effected in accordance with Clause 26.4 (*Transfer Procedure*) and the consideration for such transfer shall be an amount equal to the sum of all amounts accrued and owing by the Account Party to the transferring Lender as calculated on the date of transfer.

Reference Banks

26.6 If a Reference Bank ceases to be one of the Lenders, the Agent shall (in consultation with the Account Party) appoint another Lender or an affiliate of a Lender to replace that Reference Bank.

Participations

26.7 Any Lender may sell participations to one or more Lenders or other entities (a ***Participant***) in all or a portion of such Lender's rights and obligations under this Agreement and the other Credit Documents (including all or a portion of its Commitment); **PROVIDED** that:

(a) any such participation sold to a Participant which is not a Lender or a Lender Affiliate shall be made only with the consent (which in each case shall not be unreasonably withheld) of the Account Party and the Agent, unless an Event of Default under Clause 20.1(a), (e) or (f) has occurred and is continuing, in which case the consent of the Account Party shall not be required;

(b) such Lender's obligations under this Agreement and the other Finance Documents shall remain unchanged;

(c) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(d) the Account Party, the Agent, the Security Trustee and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Finance Documents; and

(e) the Participant shall agree to the terms of Clause 30.2 (*Confidentiality*).

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Finance Documents and to approve any amendment, modification or waiver of any provision of this Agreement or the other Finance Documents; **PROVIDED** that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Clause 23.3 (*Amendments*) that affects such Participant. Subject to Clause 26.8 (*No Increased Costs*), the Obligors agree that each Participant shall be entitled to the benefits of Clauses 12 (*Increased Costs*) and 10 (*Taxes*) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Clause 26.3 (*Transfers by Lenders*).

No Increased Costs

26.8 No Participant or Transferee shall be entitled to receive any greater payment under Clause 12 (*Increased Costs*) and 10 (*Taxes*) than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant or the Lender interest transferred.

Certain Pledges

26.9 Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, and this Clause shall not apply to any such pledge or assignment of a security interest; **PROVIDED** that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

No Transfers to any Account Party or Affiliates

26.10 Anything in this Clause to the contrary notwithstanding, no Lender may assign or participate any interest in any LC Exposure held by it hereunder to any Obligor or any of its Affiliates or Subsidiaries without the prior consent of each Lender.

Maintenance of Register by the Agent

26.11 The Agent, acting for this purpose as an agent of the Account Party, shall maintain at one of its offices in London a copy of each Transfer Certificate delivered to it and a register of the names and addresses of the Lenders, and the Commitment of, and principal amount of the LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the ***Register***). The entries in the Register shall be conclusive, and the Account Party, the Agent, the Security Trustee and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by any Account Party and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

Set off

Right of Set-off

27. If an Event of Default shall have occurred and be continuing, each Finance Party is hereby authorised at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits in any currency (general or special, time or demand, provisional or final) at any time held and other indebtedness in any currency at any time owing by such Finance Party to or for the credit or the account of any Obligor against any of and all the obligations of such Obligor now or hereafter existing under this Agreement held by such Finance Party, irrespective of whether or not such Finance Party shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Finance Party under this Clause are in addition to other rights and remedies (including other rights of set-off) which such Finance Party may have. The relevant Finance Party may effect any appropriate currency exchanges to implement such set-off.

Miscellaneous provisions

Certificates

28.1 Any determination or notification by the Agent or any other Finance Party concerning any rate or amount under the Finance Documents shall, in the absence of manifest error, be conclusive evidence as to that matter.

Survival

28.2 All covenants, agreements, representations and warranties made by the Account Party herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Clauses 12 (*Increased Costs*), 10 (*Taxes*), 24 (*Costs and Exp enses*), 25 (*Indemnities*) and 21 (*Agent*) shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

Counterparts

28.3 This Agreement may be executed in counterparts (and by different parties hereto on separate counterparts), each of which shall constitute an original, but all of which when taken together shall constitute one and the same instrument.

Entire Agreement

28.4 This Agreement and the other Finance Documents constitute the entire contract between the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

Severability

28.5 Any provision of this Agreement or any other Finance Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof. The invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. To the extent permitted by applicable Law, each Obligor hereby waives any provision of Law which renders any provision of the Finance Documents prohibited or unenforceable in any respect.

Governing Law and Jurisdiction

Governing Law

29.1 This Agreement shall be construed in accordance with and governed by English law.

Jurisdiction

29.2(a) All the parties agree that the courts of England are, subject to Clause 29.2(b) and (c) below, to have jurisdiction to settle any disputes which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement (including, without limitation, claims for set-off or counterclaim) or otherwise arising in connection with this Agreement and for such purposes irrevocably submit to the jurisdiction of the English courts;

(b) notwithstanding the agreement in (a) above, each of the Finance Parties shall retain the right to bring proceedings in any other court which has jurisdiction whether by virtue of the Convention on Jurisdiction and the Enforcement of Judgments signed on 27 September 1968 (as from time to time amended and extended) or by virtue of the Convention on Jurisdiction and the Enforcement of Judgments signed on 16 September 1988 (from time to time amended and extended) or otherwise;

(c) with respect to the courts agreed in paragraphs (a) and (b) above, each of the Parties irrevocably waives any objections on the ground of venue or forum non conveniens or any similar ground;

(d) each of the Parties irrevocably agrees that a judgment or order of any court referred to in this clause in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction; and

(e) each of the Parties irrevocably consents to service of process by mail or in any other manner permitted by the relevant Law.

Agent for Service of Process

29.3 Each Obligor shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be XL Brockbank Limited of Fitzwilliam House, 10 St. Mary Axe, London EC3A 8NL and any writ, judgment or other notice of legal process shall be sufficiently served on the relevant Obligor if delivered to such agent marked for the attention of the Finance Director at its address for the time being. Each Obligor undertakes not to revoke the authority of the above agent without promptly appointing a successor and notifying the Agent thereof.

Waiver of Immunities

29.4 To the extent that any Obligor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or execution, on the ground of sovereignty or otherwise) with respect to itself or its property, it hereby irrevocably waives, to the fullest extent permitted by applicable Law, such immunity in respect of its obligations under the Finance Documents.

Treatment of Certain Information; Confidentiality

Treatment of Certain Information

30.1 Each of the Obligors acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to any Obligor or one or more of their Subsidiaries (in connection with this Agreement or otherwise) by any Lender or by one or more subsidiaries or affiliates of such Lender and each of the Obligors hereby authorises each Lender to share any information delivered to such Lender by such Obligor and its Subsidiaries pursuant to this Agreement, or in connection with the decision of such Lender to enter into this Agreement, to any such subsidiary or affiliate, it being understood that (a) any such information shall be used only for the purpose of advising the Obligor or preparing presentation materials for the benefit of the Obligor and (b) any such subsidiary or affiliate receiving such information shall be bound by Clause 30.2 (*Confidentiality*) as if it were a Lender hereunder. Such authorisation shall survive the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

Confidentiality

30.2 Each of the Finance Parties agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed:

(a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential);

(b) to the extent requested by any regulatory authority having jurisdiction over the Agent or any Lender;

(c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process;

(d) to any other party to this Agreement;

(e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder;

(f) subject to an agreement in writing containing provisions substantially the same as those of this paragraph and for the benefit of the Obligor, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any Obligor and its obligations;

(g) with the consent of the Obligor; or

(h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Clause 30.2 or (ii) becomes available to the Agent or any Lender on a non-confidential basis from a source other than an Obligor.

For the purposes of this Clause, ***Information*** means all information received from an Obligor relating to an Obligor or its business, other than any such information that is available to the Finance Parties on a non-confidential basis prior to disclosure by such Obligor; **PROVIDED** that, in the case of information received from an Obligor after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Clause shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding the foregoing, each of the Finance Parties agree that they will not trade the securities of any of the Obligors based upon non-public Information that is received by them.

Third Party Rights

31. A person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed on the date first written above.

DULY DELIVERED AS A DEED by the Chargor on the date inserted above.

EXECUTED as a **DEED**)
for and on behalf of)
XL CAPITAL LTD)

In the presence of:)

SIGNED)
for and on behalf of)
CITIBANK
INTERNATIONAL PLC)

IN WITNESS WHEREOF, **XL CAPITAL LTD** has caused this Agreement to be duly executed as a Deed by an authorised officer on the day and year first above written.

Account Party

EXECUTED as a **DEED**
for and on behalf of **XL CAPITAL LTD**

By:

In the presence of:

Guarantors

EXECUTED as a **DEED**
for and on behalf of **XL CAPITAL LTD**

By:

In the presence of:

SIGNED for and on behalf of **X.L. AMERICA, INC.**

By:

Title:

SIGNED for and on behalf of **XL INSURANCE (BERMUDA) LTD**

By:

Title:

SIGNED for and on behalf of **XL EUROPE LIMITED**

By:

Title:

SIGNED for and on behalf of **XL RE LTD**

By:

Title:

Agent

SIGNED for and on behalf of **CITIBANK INTERNATIONAL PLC**

By:

Address: Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Fax: 020 7500 4482/4484

Tel: 020 7500 4712

Attention: Loans Agency

Arranger

SIGNED for and on behalf **SALOMON BROTHERS INTERNATIONAL LIMITED of**

By:

Address: Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Fax: 020 7986 8275

Tel: 020 7986 7569

Attention: Pareejat Singhal

Security Trustee

SIGNED for and on behalf of **CITIBANK INTERNATIONAL PLC**

By:

Address: Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Fax: 020 7500 4482/4484

Tel: 020 7500 4712

Attention: Loans Agency

Lenders

SIGNED for and on behalf of **CITIBANK, N.A.**

By:

Address: Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Fax: 020 7500 5806

Tel: 020 7508 1826

Attention: Loans Processing Unit

SIGNED for and on behalf of **BARCLAYS BANK PLC**

By:

Address: 1st Floor
54 Lombard Street
London EC3V 9EX

Fax: 020 7699 2407

Tel: 020 7699 3121

Attention: Paul Johnson

SIGNED for and on behalf of **ING BANK, N.V, LONDON BRANCH**

By:

Address: 60 London
WallLondon
EC2M 5TQ

Fax: 020 7767 7507

Tel: 020 7767 5902

Attention: Nick Marchant

EXHIBIT 10.58

Dated 19 July 2002

"WINTERTHUR" SWISS INSURANCE COMPANY

And

XL INSURANCE (BERMUDA) LTD

AMENDMENT AGREEMENT

For the Exclusion and Transfer of the
Swiss, Belgian, Spanish and Portuguese Accident and Health Business of
XL WINTERTHUR INTERNATIONAL

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref VRM/GCJL

Table of Contents

Amendment Agreement

This Amendment Agreement is made on 19 July 2002 **between:**

(1) **"WINTERTHUR" SWISS INSURANCE COMPANY** a joint-stock company incorporated under the laws of Switzerland (registered number CH-020.3.928.827-5) whose registered office is at General Guisan-Strasse 40, PO Box 357, CH-8401 Winterthur, Switzerland ("**Winterthur**"); and

(2) **XL INSURANCE (BERMUDA) LTD** (formerly called XL Insurance Ltd) a company incorporated under the laws of Bermuda whose registered office is at XL House, One Bermudiana Street, Hamilton HM 11, Bermuda ("**XL Insurance**").

Whereas:

(A) Pursuant to a sale and purchase agreement twice amended and restated as of 15 February 2001, (the "**SPA**"), Winterthur and the other Sellers (as defined in the SPA) sold to XL Insurance and the other Purchasers (as defined in the SPA) the Operations (as defined in the SPA) including the A&H Business (defined below).

(B) The Retransfer Sellers (as defined below) have carried on the A&H Business with economic effect from 1 July 2001.

(C) The parties have agreed that the Retransfer Sellers shall transfer the A&H Business to the Retransfer Purchasers on the Retransfer Completion Date (as defined below) with economic effect as from 1 July 2001. The transfer will be by way of commutation of reinsurance arrangements and exclusion under the SPA and transfer of certain policies, reinsurance agreements, associated assets, certain liabilities and certain employees.

(D) The A&H Business comprises the original portfolio of accident and health business in force as at 30 June 2001 and business written on and from 1 July 2001 including the licensed business written in Switzerland by XLWIIS. The parties have agreed that the A&H Business shall be treated as "Excluded Operations" under the terms of the SPA but subject to the provisions expressly set out herein.

(E) The agreement to exclude from the SPA and transfer the A&H Business was made on the terms set out in a legally binding letter of intent dated 20 June 2002 (the "**Letter of Intent**") and term sheet also dated 20 June 2002 (the "**Term Sheet**"). The parties now wish to document the detailed provisions for the transfer of the A&H Business as recorded in the Letter of Intent and the Term Sheet, both of which shall terminate and be superseded in their entirety by the provisions hereof.

(F) The parties have agreed that Clause 6 of this Amendment Agreement shall amend the SPA as specifically detailed herein.

It is agreed as follows:

1 Interpretation

In this Amendment Agreement including its Schedules neither the recitals nor the headings shall affect its interpretation and unless the context otherwise requires the provisions in this Clause 1 apply:

1.1 Definitions

"**A&H Assumed Liabilities**" has the meaning given to it in Clause 3.5;

"**A&H Business**" means the accident and health business (including for the avoidance of doubt the GlobalWin plan business and the A&H Business Goodwill but excluding any Medcare plan business) which was:

(i) sold as part of the Operations; or

(ii) written on or after 1 July 2001 and either forming part of the Interim Arrangements or consisting of new accident and health business written in XLWIIS,

in each case in the Category 1 Territories (but excluding, for the avoidance of doubt accident and health business written by XLWIRE covering risks in non-Category 1 Territories);

"**A&H Business Goodwill**" means the goodwill of the Retransfer Sellers in connection with the New A&H Business together with the exclusive right for the relevant Retransfer Purchaser to represent itself as carrying on the A&H Business in succession to the relevant Retransfer Seller;

"**A&H Disclosure Letter**" means the letter in agreed terms dated the same date as this Amended Agreement disclosing information relating to the A&H Warranties;

"**A&H Policies**" means all insurance, and inwards reinsurance agreements and outwards facultative reinsurance arrangements and reinsurance agreements with captive reinsurance companies, entered into in the course of the A&H Business in the Category 1 Territories (but for the avoidance of doubt excluding Treaty Reinsurance Agreements) in each case to the extent related to the A&H Business (including without limitation the local part of GlobalWin plan business and such liability in respect of the local and global rebates as is described in Clause 3.3.2(ii)) in each case to the extent that at Retransfer Completion the same remain to be completed or performed;

"**A&H Retained Liabilities**" has the meaning given to it in Clause 3.4;

"**A&H Warranty Claim**" means a claim by any of the Retransfer Purchasers under or pursuant to the provisions of Clause 12;

"**A&H Warranties**" means the representations and warranties set out in Schedule 2;

"**agreed terms**" has the meaning given to it in the SPA;

"**Applicable Laws**" means all laws, rules and regulations (including all applicable insurance and other financial services laws, rules and regulations) in any jurisdiction in which the A&H Business is carried on or any Retransfer Seller is established or conducts or solicits such business;

"**Associated Company**" has the meaning given to it in the SPA;

"**Belgian A&H Business**" means all the A&H Business carried on in Belgium and any other countries in which the A&H Business has been written on a cross-border basis therefrom under the regime of freedom to provide services;

"**Belgian Reinsurance Agreements**" means:

(i) the 100 per cent quota share agreement dated 3 August 2001 between XLWIICL and Winterthur Belgium reinsuring the Winterthur International Belgian accident and health portfolio incepting on or after 1 January 1986;

(ii) the Winterthur International (WI) excess of loss reinsurance agreement 2001 between Winterthur Belgium and XLWIRE dated 15 February 2001 to the extent relating to the A&H Business in Belgium; and

(iii) all other reinsurance agreements and arrangements entered into in relation to 2001 and prior years (in terms of which the Reinsurer reinsures the Reinsured in respect of Accident and Health Business as those terms are defined in the relevant Commutation Agreement) which are the subject of a Commutation Agreement;

"**Books and Records**" means any of the Retransfer Sellers' books, records, files, designs, specifications, customer lists, supplier lists, information, data, reports, correspondence, literature, sales material and similar materials, to the extent that such relate wholly or primarily to the A&H Business or the Retransfer Employees;

"**Business Assets**" means the assets in Clause 2;

"**Business Day**" means a day on which banks are open for business in England (excluding Saturdays, Sundays and public holidays);

"**Category 1 Territories**" means Belgium, Switzerland, Spain and Portugal and any other countries into which the A&H Business has been written on a cross-border basis therefrom under the regime of freedom to provide services;

"**Category 2 Territories**" means Italy, Germany, Netherlands, and the UK and any other countries into which the A&H Policies have been written on a cross-border basis therefrom under the regime of freedom to provide services;

"**Commutation Agreements**" means the agreements, each in the agreed terms, providing for the commutation of the Belgian Reinsurance Agreements, the Swiss Reinsurance Agreements, the Spanish Reinsurance Agreements, the Portuguese Reinsurance Agreements and the Winterthur Reinsurance Agreement;

"**Completion Financial Statements**" has the meaning given to it in the SPA;

"**Consideration**" has the meaning given to it in Clause 5.1;

"**Core A&H Warranties**" means those A&H Warranties set out in Clauses 1, 2.1, 2.2, 3.1, 3.2.1, 3.2.4 and 3.4 of Schedule 2;

"**Employment Costs**" has the meaning given to it in the SPA except that references to Relevant Employees shall be deemed to be references to the Retransfer Employees;

"**Employment Liabilities**" has the meaning given to it in the SPA;

"**Europeia**" means Companhia Europeia De Seguros, a company incorporated under the laws of Portugal whose registered office is at Companhia Europeia de Seguros, S.A. a company under the laws of Portugal (registered number 9329) with registered office at Rua do Crucifixo, number 40, 2nd floor, Parish of S. Nicolau, circumscription of Lisboa, Portugal;

"**GlobalWin**" means GlobalWin Plans that are framework agreements with an insurance client regulating the international profit participation of two or more local policies in different countries;

"**Interim Arrangements**" has the meaning given to it in the SPA;

"**Liabilities**" has the meaning given to it in the SPA;

"**Losses**" has the meaning given to it in the SPA;

"**Net Reserves Amount**" means an amount equal to the sum of XLWIRE's Reserves (including for the avoidance of doubt Reserves in relation to business ceded to facultative reinsurers and captive reinsurers) relating to the A&H Business; less the aggregate of:

(i) the sum of the amount of reinsurance ceded (being the premium ceded in respect of the unearned premium reserves and the amount of reserves ceded in respect of the loss reserves) in respect of the A&H Business; and

(ii) the sum of the amount of deferred acquisition costs as at 30 June 2001,

the amount of such Net Reserves Amount as at 30 June 2001 to be calculated on the same basis as the Initial Net Reserves Amount in the SPA. In this definition, "**Reserves**" shall have the meaning given to it in the SPA;

"**New A&H Business**" means A&H Business (including, for the avoidance of doubt, the New Swiss Policies) carried on in respect of New A&H Policies;

"**New A&H Policies**" means those A&H Policies comprising primary insurance written or entered into directly by XLWIIS or by Winterthur pursuant to the Swiss 100 per cent Quota Share on or after 1 July 2001 for new customers (that is customers who were not customers of the A&H Business on or before 30 June 2001) in Switzerland as part of the A&H Business carried on in Switzerland excluding, for the avoidance of doubt, any reinsurance entered into in the course of the New A&H Business;

"**New Swiss Policies**" means:

(i) the Swiss New A&H Policies written during the period on and from 1 January 2002 to the Retransfer Completion Date, comprised in the Swiss Licensed Portfolio; and

(ii) the policy dated 1 November 2001 referred to in Clause 18.2;

"**Operations**" has the meaning given to it in the SPA;

"**Payment Account Details**" has the meaning set out in the SPA except that the reference to "this Agreement" shall be deemed to be a reference to "this Amendment Agreement";

"**Portuguese A&H Business**" means all the A&H Business carried on in Portugal and any other countries in which the A&H Business has been written on a cross-border basis therefrom under the regime of freedom to provide services;

"**Portuguese Reinsurance Agreements**" means:

(i) the Winterthur International (WI) quota share reinsurance agreement 1999 between Europeia and XLWIRE dated 14 February 2000 together with the Addenda thereto dated 3 August 2001 and 10 June 2002 to the extent relating to the A&H Business in Portugal;

(ii) the Winterthur International (WI) excess of loss reinsurance agreement 2001 between Europeia and XLWIRE dated 8 May 2001 together with the Addenda thereto dated 3 August 2001 and 10 June 2002 to the extent relating to the A&H Business in Portugal; and

(iii) all other reinsurance agreements and arrangements entered into in relation to 2001 and prior years (in terms of which the Reinsurer reinsures the Reinsured in respect of Accident and Health Business as those terms are defined in the relevant Commutation Agreement) which are the subject of a Commutation Agreement;

"**Regulator**" has the meaning set out in the SPA except that reference to Operations shall be to the A&H Business;

"**Retransfer Completion**" means the completion on the Retransfer Completion Date of the obligations in respect of the A&H Business to occur pursuant to Clause 11;

"**Retransfer Completion Date**" means 19 July 2002 or such later date as the parties may agree;

"**Retransfer Employee**" means an employee who is listed in the Retransfer Employee List;

"**Retransfer Employee List**" means the list of Retransfer Employees set out in a list in agreed terms;

"**Retransfer Purchasers**" means Winterthur, Winterthur Belgium, Winterthur Spain and Europeia and "**Retransfer Purchaser**" means any one of them;

"**Retransfer Sellers**" means XLWIICL, XLWIIS, XLWIRE and "**Retransfer Seller**" means any one of them;

"**Spanish A&H Business**" means all the A&H Business carried on in Spain and any other countries in which the A&H Business has been written on a cross-border basis therefrom under the regime of freedom to provide services;

"**Spanish Reinsurance Agreements**" means:

(i) the Winterthur International (WI) quota share reinsurance agreement 1999 between Winterthur Spain and XLWIRE dated 14 February 2000 together with the Addenda thereto dated 3 August 2001 and 12 June 2002 to the extent relating to the A&H Business in Spain;

(ii) the Winterthur International (WI) excess of loss reinsurance agreement 2001 between Winterthur Spain and XLWIRE dated 16 February 2001 together with the Addenda thereto dated 3 August 2001 and 12 June 2002 to the extent relating to the A&H Business in Spain; and

(iii) all other reinsurance agreements and arrangements entered into in relation to 2001 and prior years (in terms of which the Reinsurer reinsures the Reinsured in respect of Accident and Health Business as those terms are defined in the relevant Commutation Agreement) which are the subject of a Commutation Agreement;

"**Specified Claim**" means a claim made by any of the Retransfer Purchasers in relation to:

(i) the A&H Warranties (including the Core A&H Warranties); or

(ii) the indemnities set out in Clauses 14.3, 14.4.2 and 14.4.3; or

(iii) any misrepresentation in the statements made in Clause 18.1;

"**Swiss 100 per cent Quota Share**" has the meaning in the first part of the definition of "**Swiss Reinsurance Agreements**";

"**Swiss A&H Business**" means the Winterthur International Swiss accident and health portfolio as reinsured to XLWIIS under the Swiss 100 per cent Quota Share and the New Swiss Policies (a list of which is annexed to the Swiss Licensed Portfolio Reinsurance Agreement);

"**Swiss Francs**" or "**CHF**" has the meaning given in the SPA;

"**Swiss Licensed Portfolio**" means the portfolio comprising the New Swiss Policies;

"**Swiss Licensed Portfolio Reinsurance Agreement**" means the 100 per cent quota share reinsurance agreement entered into on the Retransfer Completion Date between Winterthur and XLWIIS reinsuring the Swiss Licensed Portfolio;

"**Swiss Reinsurance Agreements**" means:

(i) the 100 per cent quota share reinsurance agreement dated 3 August 2001 between Winterthur and XLWIIS reinsuring the Winterthur International Swiss accident and health portfolio incepting on or after 1 January 1986 ("**Swiss 100 per cent Quota Share**"); and

(ii) all other reinsurance agreements and arrangements entered into in relation to 2001 and prior years (in terms of which the Reinsurer reinsures the Reinsured in respect of Accident and Health Business as those terms are defined in the relevant Commutation Agreement) which are the subject of a Commutation Agreement;

"**Swiss Reserves Amount**" shall have the meaning given to it Clause 7.1;

"**Taxation**" or "**Tax**" shall have the meaning given to it in the SPA except that references to a "Purchaser" shall be to a "Retransfer Purchaser", references to "Completion" shall be to "Retransfer Completion" and references to "Group Company" shall be deleted;

"**Transaction Agreements**" means the Swiss Licensed Portfolio Reinsurance Agreement and the Commutation Agreements;

"**Transfer Provisions**" means the Applicable Laws in Switzerland having equivalent effect to the national legislation implementing the provisions of the European Community's Directive 77/98/EEC dated 14 February 1977 as amended applicable to a Retransfer Employee's employment the effect of which in relation to relevant Retransfer Employees is to transfer their employment to a member of the Winterthur Group by operation of law;

"**Transferred A&H Business**" means all A&H Business which is not New A&H Business;

"**Treaty Reinsurance Agreements**" means the contracts of outwards reinsurance or retrocession entered into by the Retransfer Sellers on or after 1 January 2002 but prior to the Retransfer Completion Date to the extent related to the A&H Business but excluding outwards facultative reinsurance arrangements and reinsurance agreements with captive reinsurance companies;

"**US Dollars**", "**USD**" or "**US$**" has the meaning given in the SPA;

"**VAT**" has the meaning given to it in the SPA;

"**Winterthur Belgium**" means Winterthur Europe Assurances a company incorporated in Belgium registered in the commercial Registry of Brussels under number 1459 and having its registered office at Avenue des Arts 56, 1000 Brussels;

"**Winterthur Group**" has the meaning set out in the SPA;

"**Winterthur Reinsurance Agreement**" means the Winterthur International (WI) excess of loss reinsurance agreement between XLWIRE (as reinsured) and Winterthur (as reinsurer) dated 1 June 2001 to the extent relating to the A&H Business;

"**Winterthur's Solicitors**" has the meaning set out in the SPA;

"**Winterthur Spain**" means Winterthur Seguros Generales, Sociedad anonima de seguros Reaseguros a company incorporated under the laws of Spain whose registered office is at 10 Plaza de Francesca Macià, Barcelona;

"**XLWIICL**" means XL Winterthur International Insurance Company Limited a company incorporated under the laws of England (registered number 1884214) whose registered office is at Winterthur House, 34 Leadenhall Street, London EC3A 1AX, United Kingdom;

"**XLWIIS**" means XL Winterthur International Insurance Switzerland Grüzefeldstrasse 41, CH-8401 Winterthur;

"**XLWIRE**" means XL Winterthur International Re a company incorporated under the laws of Switzerland (registered number CH-020.3.927.914-5) whose registered office is at Grüzefeldstrasse 41, CH-8401 Winterthur;

"**XL Insurance Group**" has the meaning set out in the SPA; and

"**XL Insurance's Solicitors**" has the meaning set out in the SPA.

1.2 General Interpretation

The provisions of Clauses 1.3 to 1.6, 1.8, 1.9 and 1.12 of the SPA shall apply to this Amendment Agreement *mutatis mutandis* unless the context otherwise provides.

1.3 Schedules, etc.

References to this Amendment Agreement shall include any Schedules to it and references to Clauses and Schedules are to Clauses of and Schedules to this Amendment Agreement.

1.4 Materiality

In this Amendment Agreement including for the avoidance of doubt Schedule 2 reference to "material" or "material to the New A&H Business" or any other concept of materiality shall (except as otherwise expressly provided and for this purpose the introductory words in this Clause 1 shall not apply) mean material in the context of the New A&H Business taken as a whole.

2 Transfer of the Business Assets

2.1 XL Insurance shall or shall procure that the relevant Retransfer Seller shall on the Retransfer Completion Date transfer to Winterthur, or at Winterthur's direction to the relevant Retransfer Purchaser, all right, title and interest, together with all rights and advantages attaching thereto at the Retransfer Completion Date, in the following assets:

2.1.1 the New Swiss Policies (including, for the avoidance of doubt, all outwards facultative reinsurance arrangements and reinsurance arrangements with captive reinsurance companies relating to the New A&H Business but excluding the Treaty Reinsurance Agreements);

2.1.2 all A&H Policies written by or entered into by the Retransfer Sellers other than those referred to in Clause 2.1.1;

2.1.3 the Books and Records;

2.1.4 the A&H Business Goodwill,

together the "**Business Assets**".

2.2 The parties intend that the A&H Business shall be transferred as a going concern for VAT purposes.

3 Liabilities

3.1 This Clause 3.1 is left intentionally blank.

3.2 XLWIIS shall retain all third party and inter-group contracts which relate to the Swiss Licensed Portfolio except to the extent that such contracts form part of the Business Assets. XLWIIS shall remain responsible after the Retransfer Completion Date for all Liabilities and claims under such contracts whether arising before or after the Retransfer Completion Date.

3.3 The Retransfer Sellers shall remain responsible after the Retransfer Completion Date for:

3.3.1 all Liabilities arising under the Treaty Reinsurance Agreements whether arising before (but on or after 1 July 2001) or after Retransfer Completion;

3.3.2 all Liabilities which were incurred or relate to the period from and including 1 July 2001 and which arise out of or are connected with:

(i) the administration of the GlobalWin plan business whether arising before or after Retransfer Completion;

(ii) all rebates which are to be paid or are payable to policyholders under the terms of the GlobalWin plans whether arising before or after Retransfer Completion other than:

(a) local rebates payable in accordance with the policy terms in the Category 1 Territories; and

(b) until such time as the in force GlobalWin plan policies reach their current expiry date, a fair and equitable proportion of the global rebate as applies to the Category 1 Territories and calculated in accordance with the policy terms and, to the extent consistent with an arm's length transaction between commercial parties, past practices in place on 30 June 2001; and

(iii) all GlobalWin business carried out anywhere other than in Category 1 Territories;

3.3.3 all Employment Costs which relate to the Retransfer Employees to the extent arising in respect of the period from and including 1 July 2001 up to and including the Retransfer Completion Date; and

3.3.4 all Employment Liabilities to the extent arising in respect of the period from and including 25 July 2001 up to and including the Retransfer Completion Date in relation to Retransfer Employees.

3.4 The Liabilities set out in Clauses 3.2 and 3.3 shall be the "**A&H Retained Liabilities**" and XL Insurance shall procure that the relevant Retransfer Seller shall promptly pay the Liabilities and settle the claims referred to in Clauses 3.2 and 3.3 as appropriate.

3.5 Subject as expressly provided elsewhere in this Amendment Agreement, the Retransfer Purchasers shall be responsible after the Retransfer Completion Date for all Liabilities not being A&H Retained Liabilities arising under the Business Assets or the A&H Policies and the Liabilities referred to in Clauses 3.3.2(ii)(a) and 3.3.2(ii)(b) (together the "**A&H Assumed Liabilities**") and shall promptly pay the Liabilities and settle the claims referred to in this Clause 3.5 as appropriate.

3.6 XL Insurance agrees with Winterthur that, with effect from the assignment, novation or transfer of the New Swiss Policies in accordance with Clause 4, Winterthur, to the extent permitted by Applicable Laws, shall have and be entitled to the benefit of the same rights, powers, remedies, claims, defences, obligations, conditions and incidents (including without limitation rights of set-off and counterclaim) as XLWIIS enjoyed.

3.7 XL Insurance agrees with Winterthur (for itself and in trust for each member of the Winterthur Group) that, subject as expressly provided elsewhere in this Amendment Agreement, XL Insurance shall and shall procure that any Retransfer Seller shall indemnify and hold harmless and keep indemnified and held harmless the Retransfer Purchasers and each member of the Winterthur Group and their respective directors, officers, agents, employees and Associated Companies against:

3.7.1 all A&H Retained Liabilities; and

3.7.2 any Losses which Winterthur and/or any other Retransfer Purchaser may suffer by reason of XL Insurance's or any Retransfer Seller's failure to comply with its obligations under Clause 3.4 or otherwise by reason of Winterthur and/or any other Retransfer Purchaser taking any reasonable action to avoid, resist or defend against any A&H Retained Liability.

3.8 Winterthur agrees with XL Insurance (for itself and in trust for each member of the XL Insurance Group) that, subject as expressly provided elsewhere in this Amendment Agreement, Winterthur shall and shall procure that any other Retransfer Purchaser shall indemnify and hold harmless and keep indemnified and held harmless the Retransfer Sellers and each member of the XL Insurance Group and their respective directors, officers, agents, employees and Associated Companies against:

3.8.1 all A&H Assumed Liabilities; and

3.8.2 any Losses which XL Insurance and/or any Retransfer Seller may suffer by reason of any Retransfer Purchaser's failure to comply with its obligations under Clause 3.5 or otherwise by reason of XL Insurance and/or any other Retransfer Seller taking any reasonable action to avoid, resist or defend against any A&H Assumed Liability.

4 New Swiss Policies and Swiss Licensed Portfolio

4.1 Subject to Clause 4.3, XL Insurance shall procure that XLWIIS shall assign or novate the New Swiss Policies to Winterthur as soon as reasonably practicable following the Retransfer Completion Date.

4.2 XL Insurance undertakes to procure that XLWIIS shall use all reasonable endeavours to obtain the requisite consents to the assignment or novation of the New Swiss Policies from all relevant policyholders and reinsurers.

4.3 If prevented by a relevant Regulator from assigning or novating the New Swiss Policies as envisaged in Clause 4.1, XL Insurance shall, subject to XLWIIS obtaining the necessary regulatory licences and there being no contractual or regulatory issues preventing such transfer, procure that XLWIIS shall transfer the Swiss Licensed Portfolio by way of portfolio transfer as soon as reasonably practicable following Retransfer Completion.

4.4 If Clause 4.3 applies, Winterthur shall and XL Insurance shall procure that XLWIIS shall use all reasonable endeavours to procure such portfolio transfer as soon as practicable and shall cooperate to obtain all necessary regulatory consents in relation to such transfers (unless the parties agree that such transfer would not provide incremental benefits or is impracticable which agreement shall not be unreasonably withheld or delayed). XL Insurance further undertakes to procure that XLWIIS shall and Winterthur shall execute all documents and do all other things necessary or reasonably commercially desirable to effect the transfer of the Swiss Licensed Portfolio pursuant to this Clause 4.

4.5 Winterthur shall and XL Insurance shall procure that XLWIIS shall enter into the Swiss Licensed Portfolio Reinsurance Agreement on the Retransfer Completion Date and ensure that such arrangements remain in place in respect of each New Swiss Policy until such New Swiss Policy has been assigned, novated or transferred in accordance with this Clause 4. XL Insurance shall procure that XLWIIS shall provide to Winterthur such information as it may reasonably request at any time after the date of this Amendment Agreement in relation to the New Swiss Policies (including as to whether or not the other parties to such New Swiss Policies have consented to assignment or novation or, if Clause 4.3 is applicable, have consented to the portfolio transfer or have the right to object to such a transfer to Winterthur).

4.6 XL Insurance shall procure that XLWIIS complies with any directions, decisions, guidelines, principles, procedures or prohibitions made or issued by Winterthur in relation to the New Swiss Policies, including without limitation, the amendment or cancellation of New Swiss Policies, salvage and the exercise of subrogation rights to the extent permitted by Applicable Laws and so long as to do so is not inconsistent with the terms of the Swiss Licensed Portfolio Reinsurance Agreement.

5 Consideration

5.1 The consideration for the transfer of the A&H Business shall be an amount equal to the sum (such sum being hereinafter referred to as the "**Consideration**") of:

5.1.1 CHF 28,000,000, in respect of the Swiss A&H Business (the "**Swiss Amount**"); plus

5.1.2 an amount equal to the actual expenses incurred by or on behalf of XLWIIS in running the Swiss A&H Business subject to a maximum of CHF 1,000,000 per calendar month (and documented by provision of receipts to Winterthur's reasonable satisfaction) during the period 1 June 2002 until termination of the Swiss Licensed Portfolio Reinsurance Agreement (and for the purpose of this Clause 5.1.2, actual expenses shall include, without limitation, out of pocket expenses (but not such expenses which have not been authorised by the Reinsurer in accordance with the Swiss Licensed Portfolio Reinsurance

Agreement), Enforced Losses, Employment Costs and Employment Liabilities of the reinsured in carrying out its obligations under the Swiss Licensed Reinsurance Agreement, where terms within these parentheses have the same meaning as in the Swiss Licensed Portfolio Reinsurance Agreement); plus

5.1.3 CHF 23,000,000 in respect of the Belgian A&H Business ("**Belgian Amount**").

5.2 Subject to Clause 5.2.3, the Belgian Amount comprised in Consideration shall be adjusted as follows:

5.2.1 if the total gross written premiums relating to the Policies comprised in the Belgian A&H Business received during the year ending 31 December 2002 is less than the total gross written premiums received for such Policies during the year ended 31 December 2001, there shall be a reduction equal to the amount given by the following formula:

$$\frac{1}{2} \times A \times \frac{(C - B)}{C}$$

WHERE:
A = the Belgian Amount:
B = the total gross written premiums during the year ended 31 December 2002; and
C = the total gross written premiums during the year ended 31 December 2001.

5.2.2 if the total gross written premiums relating to the Policies comprised in the A&H Business received during the year ending 31 December 2003 is less than the total gross written premiums received for such Policies during the year ending 31 December 2002, there shall be a reduction equal to the amount given by the following formula:



$$\frac{1}{4} \times A \times \frac{(C - B)}{C}$$

WHERE:
A = the Belgian Amount:
B = the total gross written premiums during the year ended 31 December 2003; and
C = the total gross written premiums during the year ended 31 December 2002.

5.2.3 The total reduction under Clauses 5.2.1 and 5.2.2 shall not exceed CHF 2,000,000.

Any adjustment to the Consideration pursuant to Clause 5.2 above shall be paid in cash in Swiss Francs by XL Insurance to Winterthur by 28 February following the year end to which the adjustment relates or if later within seven days of receipt by XL Insurance of a statement (confirmed by the auditors in writing and prepared as part of the audit of Winterthur's annual report and accounts) of gross written premiums in respect of the relevant year.

5.3 Winterthur shall pay the Consideration in accordance with the Payment Account Details provided by XL Insurance prior to the Retransfer Completion Date, subject to the following:

5.3.1 XL Insurance acknowledges that Winterthur's obligation to pay CHF 28,000,000 in accordance with Clause 5.1.1 has been satisfied; and

5.3.2 Winterthur acknowledges receipt of the amount of CHF 236,217,000 as noted in Clause 7.1 and further acknowledges that XL's obligation to pay CHF 6,457,000 in accordance with Clause 7.5.1 has been satisfied,

by the payment of CHF 214,674,000 by or on behalf of XL Insurance to XLWIIS on 24 June 2002.

5.4 VAT

5.4.1 All sums set out in this Amendment Agreement or otherwise payable by any party to any other party pursuant to this Amendment Agreement or any of the Transaction Agreements shall be deemed to be exclusive of any VAT which is chargeable on the supply or supplies for which such sums (or any part thereof) are the whole or part of the consideration for VAT purposes.

5.4.2 Where, pursuant to the terms of this Amendment Agreement or any of the Transaction Agreements, any party (the "**Supplier**") makes a supply to any other party (the "**Recipient**") for VAT purposes and VAT is or becomes chargeable on such supply for which the Supplier is required to account to the relevant Tax authorities (the "**Taxable Supply**"), the Recipient shall pay to the Supplier (in addition to and at the same time as any other consideration for such supply) a sum (the "**VAT Amount**") equal to such VAT.

5.4.3 Where a Recipient is required under Clause 5.4.2 to pay a VAT Amount to a Supplier, the Supplier shall pay to the Recipient a sum equal to 50 per cent of so much of the VAT charged on the relevant Taxable Supply as the Recipient is not entitled to recover by way of credit or repayment from the relevant Tax authorities.

5.4.4 Where pursuant to the terms of this Amendment Agreement or any of the Transaction Agreements any party (the "**Reverse Supplier**") makes a supply to another party (the "**Reverse Recipient**") and the Reverse Recipient is treated for VAT purposes as making such supply and VAT is or becomes chargeable on such supply for which the Reverse Recipient must account to the relevant Tax authorities (the "**Reverse VAT Amount**") the Reverse Supplier shall on demand pay to the Reverse Recipient a sum equal to 50 per cent of so much of the Reverse VAT Amount as the Reverse Recipient is not entitled to recover by way of credit or repayment from the relevant Tax authorities.

5.4.5 Notwithstanding the terms of Clause 32 (Set Off), any sum payable by a Supplier pursuant to Clause 5.4.3 may be set off against the relevant VAT Amount payable to such Supplier by the relevant Recipient under Clause 5.4.2.

5.4.6 The parties intend that the A&H Business shall be transferred as a going concern for VAT purposes and shall procure that in each relevant jurisdiction XL Insurance (which in this Clause 5.4.6 shall include any relevant Retransfer Seller) and Winterthur shall give notice of such sale to the relevant Tax authorities as required by Applicable Laws.

5.4.7 To the extent that any jurisdiction in which the A&H Business is carried on provides for relief or exemption from VAT on the transfer of a business or the transfer of assets in the course of transferring a business or treats such a transaction as being non-taxable or giving rise to no supply for VAT purposes, XL Insurance and Winterthur shall use all reasonable endeavours (including for avoidance of doubt the making of an election or application in respect of VAT to any Taxation authority) to secure such treatment.

5.5 Adjustments to Consideration

If any payment is made by any party to another party in respect of any claim against any party for any breach of or otherwise under the terms of this Amendment Agreement, the payment shall be made by way of adjustment of the Consideration and the Consideration shall be deemed to have been reduced or increased as appropriate by the amount of such payment.

6 Amendment to the SPA

The SPA shall be amended in accordance with the amendments expressly set out in Schedule 1. Except to the extent expressly provided in this Amendment Agreement the SPA shall be unamended.

7 Swiss Reserves Amount

7.1 Winterthur acknowledges receipt from XL Insurance (as part of the payment referred to in Clause 5.3) of an amount of CHF 236,217,000 on account of the reserves relating to the Swiss A&H Business calculated in accordance with Clause 7.2 below (the "**Swiss Reserves Amount**");

7.2 For the purposes of Clause 7.1, "**Swiss Reserves Amount**" shall mean the aggregate of the following amounts:

7.2.1 the initial premium paid pursuant to clause 3.1 of the Swiss 100 per cent Quota Share (the "**Initial Premium**") being equal to the amount of CHF 236,217,000; plus

7.2.2 all premiums received from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS pursuant to the Swiss Reinsurance Agreements; plus

7.2.3 all premiums received from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS in respect of the Swiss A&H Business other than those included in Clause 7.2.2; plus

7.2.4 all amounts received from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS pursuant to co-insurance arrangements which relate wholly or partly to the Swiss A&H Business provided that if such arrangements only relate to such A&H Business in part, such part of the amount received as relates proportionately to the Swiss A&H Business; plus

7.2.5 amounts received by or on behalf of XLWIIS from 1 July 2001 until Retransfer Completion from facultative reinsurers and captive insurance companies in respect of the Swiss A&H Business; plus

7.2.6 amounts received from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS in respect of the Swiss A&H Business from agents and brokers to the extent that such amounts are not included in Clauses 7.2.1 to 7.2.5 above,

LESS

7.2.7 claims paid from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS in respect of any policy (including, for the avoidance of doubt, claims paid under the Swiss Reinsurance Agreements) forming part of the Swiss A&H Business; and

7.2.8 amounts paid from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS on or before Retransfer Completion pursuant to co-insurance arrangements which relate wholly or partly to the Swiss A&H Business provided that if such arrangements only relate to such A&H Business in part, such part of the amount as received relates proportionately to that A&H Business; and

7.2.9 amounts paid from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS by way of profit commissions to holders of policies and commissions to agents and brokers forming part of the Swiss A&H Business; and

7.2.10 amounts paid from 1 July 2001 until Retransfer Completion by or on behalf of XLWIIS to facultative reinsurers and to captive insurance companies in respect of the Swiss A&H Business.

7.3 For the avoidance of doubt, amounts paid to or received from treaty reinsurers on the basis of treaties placed by XLWIIS with third party reinsurers in force since 1 January 2002 will not be included in the cash flow movements in Clauses 7.2.2 to 7.2.10 inclusive.

7.4 If the amount referred to in Clause 7.1 is different from the Swiss Reserves Amount calculated in accordance with Clause 7.2 above, an adjusting payment will be made by or to XL Insurance.

7.5 XL Insurance shall pay or shall procure the payment of interest as follows:

7.5.1 the agreed amount of CHF 6,457,000 by way of interest on the Initial Premium; and

7.5.2 interest at the rate of 3 per cent per annum on any difference in Winterthur's favour between the amount referred to in Clause 7.1 and the Swiss Reserves Amount (calculated in accordance with Clause 7.2) on the Retransfer Completion Date from 30 June 2002 until the date of actual payment.

Such interest shall be paid in cash in Swiss Francs in accordance with the Payment Account Details notified by Winterthur to XL Insurance prior to the Retransfer Completion Date.

8 BSP Reserves Amount and XLWIRE Reserves Amount

8.1 For the purposes of Clause 8.4 the "**Belgium Reserves Amount**" shall mean the aggregate of the following amounts:

8.1.1 all amounts received by or on behalf of XLWIICL and XLWIRE in respect of A&H Business from 1 July 2001 until Retransfer Completion from Winterthur Belgium pursuant to or in connection with the Belgian Reinsurance Agreements (including for the avoidance of doubt (i) the initial premium payment of Euro 52,210,000 made by Winterthur Belgium to XLWIICL under the Belgian Reinsurance Agreement (100 per cent quota share) and (ii) the payment of Euro 425,511.50 made by Winterthur Belgium to XLWIICL as interest on the sum of Euro 52,210,000 referred to in Clause 8.1.4); plus

8.1.2 all amounts received by or on behalf of XLWIICL and XLWIRE in respect of Belgian A&H Business from 1 July 2001 until Retransfer Completion directly from facultative reinsurers and captive reinsurance companies; plus

8.1.3 all amounts received by or on behalf of XLWIICL and XLWIRE in respect of Belgian A&H Business from 1 July 2001 until Retransfer Completion directly from agents and brokers to the extent that such amounts are not included in Clauses 8.1.1 and 8.1.2 above; less

8.1.4 all amounts paid by or on behalf of XLWIICL and XLWIRE in respect of A&H Business from 1 July 2001 until Retransfer Completion to Winterthur Belgium pursuant to or in connection with the Belgian Reinsurance Agreements (including for the avoidance of doubt the payment of Euro 52,210,000 by XLWIICL to Winterthur Belgium by way of deposit reserves); less

8.1.5 all amounts paid by or on behalf of XLWIICL and XLWIRE in respect of Belgian A&H Business from 1 July 2001 until Retransfer Completion directly to facultative reinsurers and captive reinsurance companies; less

8.1.6 all amounts paid by or on behalf of XLWIICL and XLWIRE in respect of Belgian A&H Business from 1 July 2001 until Retransfer Completion directly to agents and brokers,

the intention being that the Belgian Reinsurance Agreements shall be unwound to the extent they relate to A&H Business so that XLWIICL and Winterthur Belgium and XLWIRE and Winterthur Belgium are placed as between themselves in the same position they would have been in had there been no payments to or by either the reinsurer or reinsured pursuant to or in connection with any of the Belgian Reinsurance Agreements after 00.01 am (London time) on 1 July 2001.

8.2 For the purposes of Clause 8.4 the "**Spanish Reserves Amount**" shall mean the aggregate of the amounts determined in accordance with Clauses 8.1.1 to 8.1.6 inclusive save that references to "XLWIICL" shall be deleted, references to "Winterthur Belgium" shall be replaced by references to "Winterthur Spain", references to the "Belgian Reinsurance Agreements" shall be replaced by references to the "Spanish Reinsurance Agreements", references to "Belgian A&H Business" shall be replaced by references to "Spanish A&H Business" and all text within parentheses (including for the avoidance of doubt any reference to financial amounts) shall be deleted.

8.3 For the purposes of Clause 8.4 the "**Portuguese Reserves Amount**" shall mean the aggregate of the amounts determined in accordance with Clauses 8.1.1 to 8.1.6 inclusive save that references to "XLWIICL" shall be deleted, references to "Winterthur Belgium" shall be replaced by references to "Europeia", references to the "Belgian Reinsurance Agreements" shall be replaced by reference to the "Portuguese Reinsurance Agreements", all references to "Belgian A&H Business" shall be replaced by references to "Portuguese A&H Business" and all text within parentheses (including for the avoidance of doubt any reference to financial amounts) shall be deleted.

8.4 An amount equal in each case to the Belgium Reserves Amount, the Spanish Reserves Amount and the Portuguese Reserves Amount shall be paid, in any case where there is a positive figure, by XL Insurance to Winterthur or to such of the Relevant Retransfer Purchasers as Winterthur shall nominate in writing or, in any case where there is a negative figure, by Winterthur or the Retransfer Purchasers to XL Insurance.

8.5 Winterthur acknowledges receipt from XL Insurance of an amount of CHF 1,422,258 on account of the XLWIRE's reserves in relation to the A&H Business calculated in accordance with Clause 8.6 below (the "**XLWIRE Reserves Amount**");

8.6 For the purposes of Clause 8.5, "**XLWIRE Reserves Amount**" shall mean the aggregate of the following amounts:

8.6.1 the amount equal to the Net Reserves Amount (including, for the avoidance of doubt, IBNR) determined by reference to the Completion Financial Statements; plus

8.6.2 all amounts received by or on behalf of XLWIRE from 1 July 2001 until Retransfer Completion from Winterthur in respect of the A&H Business pursuant to or in connection with the Winterthur Reinsurance Agreement; less

8.6.3 all amounts paid by or on behalf of XLWIRE from 1 July 2001 until Retransfer Completion to Winterthur in respect of the A&H Business pursuant to or in connection with the Winterthur Reinsurance Agreement.

8.7 If the amount referred to in Clause 8.5 is less than the XLWIRE Reserves Amount calculated in accordance with Clause 8.6 above, an adjusting payment will be made by XL Insurance to Winterthur or to such of the Retransfer Purchasers as Winterthur may nominate in writing or if the amount referred to in Clause 8.5 is greater than the XLWIRE Reserves Amount calculated in accordance with Clause 8.6 above, an adjusting payment will be made by Winterthur or the Retransfer Purchasers to XL Insurance.

8.8 The parties shall procure that the Completion Financial Statements shall separately identify the Net Reserves Amount as at 30 June 2001 (which shall be determined using the same procedure and assumptions as for the determination under the SPA of the Initial Net Reserves Amount, as such term is defined in the SPA).

8.9 Any payments to be made pursuant to this Clause 8 shall be paid in cash in the original currency failing which in Euros in accordance with the Payment Account Details notified by Winterthur to XL Insurance or, as the case may be, by XL Insurance to Winterthur.

8.10 The terms of Clause 1.10 of the SPA shall apply to this Clause 8 except that the "Relevant Date" shall for the purposes of Clauses 8.1 to 8.4 be the date of the relevant payment made pursuant to Clause 8.4 and for the purposes of Clauses 8.5 to 8.7 and of determining the Net Reserves Amount shall be 30 June 2001.

9 Access to Information

9.1 In order that Winterthur may form a view as to whether any payments are required to be made to or by XL Insurance in terms of Clause 8 or Clause 7.4, XL Insurance shall and shall procure that each of the Retransfer Sellers both before and after Retransfer Completion shall for a period of 45 days from the Retransfer Completion Date:

9.1.1 keep up-to-date and make available to Winterthur and its duly authorised agents their books, records, contracts and agreements relating to the A&H Business during normal business hours; and

9.1.2 co-operate with them with regard to their review thereof and give them the opportunity to consult with XL Insurance and its relevant agents.

9.2 XL Insurance agrees insofar as it is reasonable to do so to make available the services of itself and each of the Retransfer Sellers and its relevant agents to assist Winterthur, and Winterthur's duly authorised agents to inspect, discuss and analyse information as contemplated by this Clause 9.

9.3 In order that XL Insurance may form a view as to whether any payments are required in terms of Clause 8 or Clause 7.4, Winterthur shall and shall procure that the Retransfer Purchasers shall adhere to the terms of Clauses 9.1 and 9.2 applied mutatis mutandis.

9.4 Neither XL Insurance nor any Retransfer Seller makes any representation, warranty or undertaking in relation to the adequacy of the reserves for the A&H Business including, without limitation, in relation to the adequacy of the amounts referred to in Clauses 7 and 8 to meet liabilities under the A&H Policies. For the avoidance of doubt neither Winterthur nor any of the other Retransfer Purchasers shall be entitled to make any claim against XL Insurance or any of the Retransfer Sellers in respect of any inadequacy in the reserves of the A&H Business which shall run-off entirely at the risk of Winterthur and the Retransfer Purchasers.

9.5 In the event that notwithstanding the terms of Clause 9.4 XL Insurance or any of the Retransfer Sellers is, by reason of any inadequacy of the reserves of the A&H Business, requested or required by a Regulator to make any payment to Winterthur or any other Retransfer Purchaser after Retransfer Completion, Winterthur shall put XL Insurance or the relevant Retransfer Seller in funds to make such payment or, if this is not practicable, shall reimburse such payment within five Business Days of XL Insurance or the relevant Retransfer Seller notifying Winterthur in writing that it has made such payment.

10 Exclusivity in relation to Category 2 Territories

10.1 XL Insurance hereby grants to Winterthur a period of exclusivity (the "**Exclusivity Period**") to negotiate with a view to acquiring the accident and health business written by the XL Insurance Group or on its behalf in the Category 2 Territories (the "**Category 2 A&H Business**"). For the avoidance of doubt, nothing in this Clause 10 shall impose any obligation on XL Insurance or Winterthur to use reasonable endeavours in relation to any negotiations which take place or to pursue such negotiations at all.

10.2 The "Exclusivity Period" shall be the period from the date of this Amendment Agreement to and including 31 August 2002.

11 Retransfer

11.1 Date and Place

Retransfer Completion shall take place at such time and place as the parties shall agree.

11.2 Retransfer Completion Events

11.2.1 On Retransfer Completion the parties shall procure that the following agreements are entered into:

(i) the Commutation Agreements;

(ii) the Swiss Licensed Portfolio Reinsurance Agreement; and

(iii) the endorsement in agreed terms dated the same date as this Amendment Agreement to the 100 per cent quota share reinsurance agreement entered into between XLWIRE and Winterthur dated 3 August 2001 as part of the Excluded Operations Interim Arrangements (as such phrase is defined in the SPA) in respect of Switzerland.

11.2.2 On Retransfer Completion Winterthur shall pay the Consideration in accordance with Clause 5.3, subject to the amounts acknowledged to have been received in accordance with Clause 5.3.

11.2.3 Neither party (treating for this purpose Winterthur and each of the other Retransfer Purchasers as a single party and XL Insurance and each of the Retransfer Sellers as a single party) shall be obliged to proceed to Retransfer Completion unless the other party is simultaneously ready and able to proceed to Retransfer Completion.

12 A&H Warranties

12.1 Incorporation of Schedule 2

12.1.1 As at the date of this Amendment Agreement XL Insurance on its own behalf warrants to Winterthur (for itself and as trustee for each Retransfer Purchaser) in relation to the New A&H Business carried on or entered into on or after 25 July 2001 (i) that the A&H Warranty contained in paragraph 2.1 of Schedule 2 is true, accurate and not misleading and (ii) that in so far as XL Insurance is aware each of the other A&H Warranties is true, accurate and not misleading subject only to any matter expressly provided for under the terms of this Amendment Agreement or any matter which is fully, fairly and specifically disclosed in or pursuant to the A&H Disclosure Letter to Winterthur.

12.1.2 As at the date of this Amendment Agreement XL Insurance on behalf of each Retransfer Seller (but not on behalf of itself) warrants to Winterthur (for itself and as trustee for each Retransfer Purchaser) in relation to the New A&H Business carried on or entered into on or after 25 July 2001 that each of the A&H Warranties is true, accurate and not misleading subject only to any matter expressly provided for under the terms of this Amendment Agreement or any matter which is fully, fairly and specifically disclosed in or pursuant to the A&H Disclosure Letter.

12.1.3 XL Insurance and each of the Retransfer Sellers acknowledge that Winterthur on its own behalf and on behalf of each other Retransfer Purchasers has entered into this Amendment Agreement in reliance upon each A&H Warranty which has also been given as a representation and with the intention of inducing such Retransfer Purchaser to enter into this Amendment Agreement. Save as expressly otherwise provided each A&H Warranty shall be separate and independent and shall not be limited by reference to any other paragraphs of the said Schedule 2.

12.1.4 Any statement qualified by the expression "so far as XL Insurance is aware" or words to that effect shall be deemed to refer only to matters within the actual knowledge of Paul Giordano or Clive Tobin in each case as to their actual knowledge without undertaking any investigation or enquiry (for the avoidance of doubt, with respect to Mr. Giordano this Clause 12.1.4 shall not be deemed to be a waiver of any attorney-client privilege).

12.1.5 XL Insurance and the Retransfer Sellers shall not invoke the knowledge of Winterthur or any of the other Retransfer Purchasers (actual, constructive or imputed) of a fact or circumstance which might make an A&H Warranty untrue, inaccurate or misleading as a defence to a claim for breach of this Clause 12. For the avoidance of doubt, neither XL Insurance nor any Retransfer Seller shall give any A&H Warranty as to facts or circumstances in so far as they relate to the period on or before 25 July 2002.

12.1.6 For the avoidance of doubt each of the A&H Warranties which is given in relation to a Retransfer Seller is also true, accurate and not misleading in relation to each of the relevant branches of such Retransfer Seller.

12.2 Limitation of Liability

For the purposes of this Clause 12.2 only, the term "Retransfer Sellers" includes XL Insurance. Notwithstanding the provisions of Clause 12.1:

12.2.1 Time Limits

(i) The Retransfer Sellers shall not be liable in respect of any Specified Claim unless notice of such Specified Claim is given in writing by Winterthur to XL Insurance on behalf of the Retransfer Sellers (setting out reasonably comprehensive details in respect of which the Specified Claim is made including an estimate of the amount of such Specified Claim if practicable) on or before the date which is two years after the date of this Amendment Agreement;

(ii) Any such Specified Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn nine months after the relevant time limit set out above unless legal proceedings in respect of it have been commenced by being both issued and served provided that:

(a) in respect of claims in respect of Losses which remain contingent the relevant time limit will if later be nine months after such contingency crystallises; and

(b) where due to lack of information it is not practicable for Winterthur properly to pursue a litigated claim the relevant time limit shall, if later, be nine months after it does so become practicable.

12.2.2 Minimum Claims

The Retransfer Sellers shall not be liable in respect of any Specified Claim arising from any single circumstance if the amount of such Specified Claim does not exceed USD 50,000 (and claims relating to connected matters shall be treated as arising from a single circumstance and aggregated for this purpose) but the Retransfer Sellers shall not be liable for a Specified Claim in excess of that amount unless the liability determined in respect of any such Specified Claim (excluding interest, costs and expenses) also exceeds that amount. For the avoidance of doubt the Retransfer Seller shall subject to the terms of Clause 12.2.3 be liable for the whole of any such claim and not merely the excess over USD 50,000.

12.2.3 Aggregate Minimum Claims

The Retransfer Sellers shall not be liable in respect of any Specified Claim other than a claim under Clause 14.3 unless and to the extent that the aggregate amount of all Specified Claims for which the Retransfer Sellers would otherwise be liable under this Amendment Agreement exceeds USD 1,000,000 in which case the Retransfer Sellers shall be liable for the whole of such claims and not merely the excess over USD 1,000,000.

12.2.4 Maximum Claims

The Retransfer Sellers shall not be liable in respect of any Specified Claim to the extent that the aggregate amount of the liability of the Retransfer Sellers would exceed the amount of CHF 47,000,000 in the case of any Specified Claim under any Core A&H Warranty or CHF 28,200,000 in all other cases, provided that for the avoidance of doubt in no circumstances shall such aggregate liability of the Retransfer Sellers exceed the amount of CHF 47,000,000.

12.2.5 Specified Indemnities, Fraud and Dishonesty

Notwithstanding the above, the restrictions and limitations set out in Clauses 12.2.1 to 12.2.4 or elsewhere in the Agreement shall not apply:

(i) to the indemnities set out in Clause 14.4; or

(ii) to the extent that the matter giving rise to a Specified Claim is a result of any fraud, dishonesty or wilful misconduct, wilful concealment or wilful default on the part of XL Insurance or any Retransfer Seller.

12.2.6 Contingent Liabilities

The Retransfer Sellers shall not be liable in respect of any Specified Claim where a liability is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this Clause 12.2.6 shall not operate to avoid a Specified Claim made in respect of a contingent liability within the applicable time limit specified in Clause 12.2.1 if the requisite details of such claim, such as they are known by the Retransfer Purchaser, have been delivered before expiry of such period (even if such liability does not become an actual liability until after the expiry of the relevant period).

12.2.7 Events Beyond the Control of the Retransfer Sellers

The Retransfer Sellers shall not be liable in respect of any Specified Claim (other than, in the case of paragraph (i) below, a claim under Clause 14.3) to the extent that such Specified Claim would not have occurred but for:

(i) the passing of or any change after Retransfer Completion in any law, rule, or regulation including without limitation to the generality of the foregoing any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually in effect at the date of this Amendment Agreement; or

(ii) any change in accounting policy, bases or practice of Winterthur or the Retransfer Sellers introduced or having effect after Retransfer Completion other than changes implemented to conform to relevant accounting standards or requirements existing at the date of this Amendment Agreement.

12.3 Mitigation of Loss

Winterthur shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability on the part of the Retransfer Sellers in respect of any Specified Claim provided always that:

12.3.1 the Retransfer Purchasers shall not be required hereunder to exercise any right or remedy hereunder or make any claim which they may have in respect of any misrepresentation in or omission from any information or advice supplied or given by any Retransfer Employee;

12.3.2 for the avoidance of doubt the Retransfer Purchasers shall not hereby be precluded from making any claim against XL Insurance or any Retransfer Seller; and

12.3.3 the Retransfer Purchasers shall be entitled to receive all reasonable assistance and co-operation from XL Insurance or any Retransfer Sellers in relation to its obligations hereunder.

12.4 Conduct of Claims

The parties agree that claims arising under this Amendment Agreement shall be conducted on the terms set out in Clauses 8.4.1 to 8.4.3 inclusive of the SPA.

12.5 Third Party Claims and Prior Receipt

The provisions of Clause 8.5 of the SPA shall apply mutatis mutandis to third party claims and prior receipts by Winterthur or any Retransfer Purchaser except that the various persons identified in Clauses 3.7, 3.8 and 14 shall be the express third party beneficiaries of the provisions contained in such Clauses.

12.6 Double Claims

Winterthur and any Retransfer Purchasers taken together shall not be entitled to recover from the Retransfer Sellers under this Amendment Agreement or any Transaction Agreement more than once in respect of the same Losses and accordingly the Retransfer Sellers shall not be liable in respect of any Specified Claim under this Amendment Agreement or any Transaction Agreement if and to the extent that the Losses have been paid in a claim under this Amendment Agreement or any Transaction Agreement.

12.7 Effect of Retransfer Completion

The provisions of Clause 8.7 of the SPA shall apply mutatis mutandis (including, without limitation, the references to Local Agreement shall be to Transaction Agreement) in relation to the effect of the Retransfer Completion on the parties.

13 Entire Agreement and Waiver

13.1 This Amendment Agreement contains the whole agreement between the parties relating to the subject matter of this Amendment Agreement at the date of this Amendment Agreement to the exclusion of any terms implied by law which may be excluded by contract. Winterthur acknowledges that it has not been induced to enter this Amendment Agreement by and (so far as is permitted by law and except in the case of fraud) hereby waives any remedy in respect of any warranties, representations and undertakings not incorporated into this Amendment Agreement.

13.2 Each party to this Amendment Agreement confirms it has received independent legal advice relating to all the matters provided for in this Amendment Agreement including the provisions of this Clause 13 and agrees having considered the terms of this Clause 13 and this Amendment Agreement as a whole that the provisions of this Clause 13 are fair and reasonable.

13.3 In Clauses 13.1 and 13.2 "this Amendment Agreement" includes the Transaction Agreements and the SPA (amended as set out in Schedule 1).

13.4 Nothing in this Amendment Agreement shall alter, amend or modify any rights or remedies available to Winterthur pursuant to the power of attorney dated 19 September 2001 granted by Winterthur in relation to the Swiss A&H Business.

13.5 The Letter of Intent and the Term Sheet are terminated and superseded in their entirety by this Amendment Agreement. For the avoidance of doubt, this does not affect the letter agreement between Winterthur and XL Insurance dated 3 July 2002 headed "Extension of the deadline for the Agreement on A&H portfolio".

13.6 The provisions of Clause 8.12.2 of the SPA shall apply to any failure to exercise or delay in exercising, or a single or partial exercise, a right or remedy provided by this Amendment Agreement or by law.

14 Specific Indemnities

14.1.1 In addition to (and not in limitation of) any other provision of this Amendment Agreement or any of the Transaction Agreements, where any party (the "**Retransfer Supplier**") has prior to the Retransfer Completion Date made a supply (a "**Relevant Supply**") to any other party (the "**Retransfer Recipient**") for VAT purposes, to the extent that VAT becomes chargeable on such supply as a direct or indirect result of the retrospective effect of this Amendment Agreement or any of the Transaction Agreements for which the Retransfer Supplier is required to account to the relevant Tax authorities, the Retransfer Recipient shall pay to the Retransfer Supplier a sum (the "**Retransfer VAT Amount**") equal to such VAT, such payment to be made upon production of a valid VAT invoice in respect of such supply.

14.1.2 In addition to (and not in limitation of) any other provision of this Amendment Agreement or any of the Transaction Agreements, where any party (the "**Reverse Retransfer Supplier**") has prior to the Retransfer Completion Date made a supply (a "**Relevant Reverse Supply**") to any other party (the "**Reverse Retransfer Recipient**") and the Reverse Retransfer Recipient is treated for VAT purposes as making such supply, to the extent that VAT becomes chargeable on such supply as a direct or indirect result of the retrospective effect of this Amendment Agreement or any of the Transaction Agreements for which the Reverse Retransfer Recipient must account to the relevant Tax authorities (the "**Reverse Retransfer VAT Amount**"), the Reverse Retransfer Supplier shall on demand pay to the Reverse Retransfer Recipient a sum equal to 50 per cent of so much of the Reverse Retransfer VAT Amount as the Reverse Retransfer Recipient is not e ntitled to recover by way of credit or repayment from the relevant Tax authorities.

14.1.3 For the avoidance of doubt, to the extent that any VAT which becomes chargeable on a Relevant Supply or a Relevant Reverse Supply would have become chargeable in any event, notwithstanding the entering into of this Amendment Agreement or any of the Transaction Agreements, the Retransfer Recipient or Reverse Retransfer Supplier (as applicable) shall not be obliged to pay any amount in respect of VAT to the Retransfer Supplier or Reverse Retransfer Recipient under Clauses 14.1.1 or 14.1.2 (as appropriate) and any provisions in respect of VAT in any agreement which relates to the relevant transaction which gives rise to such supply shall continue to have effect.

14.1.4 The Retransfer Recipient or Reverse Retransfer Supplier (as applicable) shall upon demand pay to the Retransfer Supplier or Reverse Retransfer Recipient (as appropriate) an amount equal to 50 per cent of each reasonable Loss incurred by such Retransfer Supplier or Reverse Retransfer Recipient (as appropriate) in connection with defending or settling a claim with any relevant Tax authority alleging that VAT is chargeable on any such Relevant Supply or Relevant Reverse Supply (as appropriate).

14.1.5 Where any Retransfer Recipient is required under Clause 14.1.1 to pay a Retransfer VAT Amount to any Retransfer Supplier, such Retransfer Supplier shall pay to such Retransfer Recipient a sum equal to 50 per cent of so much of the VAT charged on the Retransfer Supply as such Retransfer Recipient is not entitled to recover by way of credit or repayment from the relevant Tax Authorities.

14.2 Notwithstanding the terms of Clause 32 (Set Off), any sum payable by any Retransfer Supplier pursuant to Clause 14.1.5 may be set off against the relevant Retransfer VAT Amount payable to such Retransfer Supplier by the relevant Retransfer Recipient under Clause 14.1.1.

14.3 In addition to (and not in limitation of) any indemnities given hereunder XL Insurance shall or shall procure that the Retransfer Sellers as appropriate indemnify and keep indemnified Winterthur or the other Retransfer Purchasers as appropriate on demand in respect of:

14.3.1 any damages, fines or penalties paid to third parties (including Regulators);

14.3.2 losses arising from inability to make any subrogation recovery ("**subrogation recovery**" shall mean the insurer's right to pursue a claim against a third party liable for the loss which has been indemnified by the insurer; this right is under Swiss law, shall be subject to reasonable local claims handling standards and shall be limited for any subrogation recovery applicable to Swiss law, e.g. Art 41 UVG; 72 VVG; OR 50/51); and

14.3.3 the costs incurred as a result of unsuccessfully defending a claim or settling a claim with the prior consent of XL Insurance (such consent not to be unreasonably withheld or delayed),

in each case which arises directly or indirectly out of or in connection with any negligent act or omission by any XL Indemnification Company (as defined in Clause 14.5 below) in the management or administration of Transferred A&H Business (i) in Switzerland under the Swiss 100 per cent Quota Share and relating to the period 25 July 2001 to the Retransfer Completion Date or (ii) which is GlobalWin plan business, excepting negligent acts and omissions pursuant to business practices or policies adopted in relation to the A&H Business on or prior to 30 June 2001. There shall be no obligation to indemnify pursuant to this Clause 14.3:

(i) unless the negligent act or omission has arisen from a failure of the relevant XL Indemnification Company to exercise the standard of care exercised by the Retransfer Sellers in relation to the A&H Business on or prior to 30 June 2001; and

(ii) to the extent that the relevant damages, fines, penalties, losses or costs arise directly or indirectly out of or in connection with a negligent act or omission by any member of the Winterthur Group.

14.4 In addition to (and not in limitation of) any indemnities given hereunder XL Insurance shall or shall procure that the other Retransfer Sellers as appropriate pay to Winterthur or the other Retransfer Purchasers as appropriate on demand an amount equal to each Loss incurred by any Retransfer Purchaser in respect of the New A&H Business which arises directly or indirectly out of or in connection with any of the following events, matters or circumstances (including without limitation each Loss incurred as result of defending or settling a claim alleging any liability) during the period from 25 July 2001 to and including the Retransfer Completion Date:

14.4.1 any failure by any XL Indemnification Company to comply with Applicable Laws in relation to the transfer of any portfolio of policies to or from the Retransfer Sellers;

14.4.2 any disputes or proceedings (commenced on or after 25 July 2001) (including, but not limited to, disputes or proceedings with a Regulator) relating to the New A&H Business (other than in the circumstances covered by Clause 9.5) provided that a letter before action or equivalent formal threat of proceedings has been received by an XL Indemnification Company in relation to the New A&H Business prior to Retransfer Completion; or

14.4.3 any New A&H Business written outside the permitted jurisdictions or beyond the permitted business scope under its relevant regulatory licences or consents.

14.5 In Clauses 14.3 and 14.4, "**XL Indemnification Company**" means any of XL Insurance and the Retransfer Sellers.

15 The Retransfer Employees

15.1 Subject to Clause 15.2, the parties agree that with effect from the Retransfer Completion Date the Retransfer Employees shall transfer to Winterthur on the same terms and conditions as applied to them immediately prior to Retransfer Completion.

15.2 To the extent that the terms and conditions on which the Retransfer Employees transfer to Winterthur on Retransfer Completion are enhanced in relation to the terms and conditions which applied to them on 25 July 2001, XL Insurance shall indemnify Winterthur or the relevant Retransfer Purchaser for any Loss incurred in providing such enhanced terms until such time as the terms and conditions can be amended to remove such enhanced terms and Winterthur shall use all reasonable endeavours to procure such amendments as soon as reasonably practicable (without requiring Winterthur to do anything unlawful) except that XL Insurance shall not be liable in respect of reasonable salary increases to the Retransfer Employees implemented prior to the date hereof in the ordinary course of business.

15.3 If any employee other than a Retransfer Employee employed in the A&H Business at Retransfer Completion should by operation of law in Switzerland be transferred to Winterthur under the Transfer Provisions that person shall be an "**Undisclosed Employee**".

15.4 If at any time any contract of employment (other than that of a Retransfer Employee) has effect as if originally made between a Retransfer Purchaser and any present or former employee of any Retransfer Seller by virtue of the Transfer Provisions then the Retransfer Purchaser shall within 30 days of becoming so aware be entitled to terminate any such contract of employment forthwith or as soon as possible under Applicable Laws and XL Insurance shall procure that the relevant Retransfer Seller shall indemnify and reimburse Winterthur and the relevant Retransfer Purchaser in respect of all Employment Costs (whether arising before (but on or after 1 July 2001) or on or after the Retransfer Completion Date or date of transfer of such contract of employment if later) and Employment Liabilities (whether arising before (but on or after 25 July 2001) or on or after the Retransfer Completion Date or date of transfer of such contract of employment if later) arising out of or in connection wi th the performance or termination of that contract including without limitation all fees, expenses, damages, and awards due in connection with any court action as a result of the termination by the Retransfer Purchaser of such contract of employment.

15.5 Without limiting any other provision of this Amendment Agreement or the SPA, the parties acknowledge that the arrangements pursuant to the SPA whereby Winterthur provided services and benefits in respect of Relevant Employees (and in particular Employee Benefit Arrangements, each as defined in the SPA) will need to be amended and/or terminated in respect of such employees who are Retransfer Employees, and the parties agree to use their reasonable endeavours to agree such amendments and/or terminations as appropriate.

16 Claims and Receivables

If at any time after Retransfer Completion XL Insurance or any Retransfer Seller receives any monies in respect of any claim or receivable which relates to the A&H Business except to the extent that it relates to an asset or liability which forms part of the Operations and which is not being transferred to the Winterthur Group under this Amendment Agreement or the Transaction Agreements then XL Insurance shall procure that the relevant Retransfer Seller shall pay to Winterthur as soon as reasonably practicable and in any event within five Business Days of receipt thereof the amount recovered less 50 per cent of any irrecoverable VAT paid by the relevant Retransfer Seller in respect of such amount.

17 Relevant Data

17.1 The parties agree that, to the extent that the Books and Records to be transferred in accordance with Clause 2.1.3 cannot be transferred on the Retransfer Completion Date they shall be transferred to the relevant Retransfer Purchaser as soon as reasonably practicable thereafter and in any event by no later than 31 December 2002.

17.2 XL Insurance undertakes to use and to procure its subsidiaries to use best endeavours to procure that the relevant Retransfer Seller shall provide all the assistance reasonably required by Winterthur or the relevant Retransfer Purchaser to achieve the transfer of the Books and Records in accordance with Clauses 2.1.3 and 17.1. For the avoidance of doubt such best endeavours shall, without limitation, include making the appropriate technical and administrative employees available to work with Winterthur and/or the relevant Retransfer Purchaser or its agents in relation to the transfer of the Books and Records at such times as may be reasonably requested by Winterthur or the relevant Retransfer Purchaser.

18 Treaty Reinsurance

18.1 XL Insurance hereby confirms to Winterthur that, in respect of the A&H Business:

18.1.1 no member of the XL Insurance Group has any outstanding rights or liabilities under any contract of outwards reinsurance or retrocession (ignoring outwards facultative reinsurance arrangements and reinsurance agreements with captive reinsurance companies) (in this Clause 18 referred to as "**Treaty Arrangements**") which relate to any period before 1 January 2002 (for the avoidance of doubt, whether entered into before, on or after 1 July 2001), other than Treaty Arrangements exclusively between members of the XL Insurance Group and the Winterthur Group; and

18.1.2 no part of the A&H Business has been managed or administered by any member of the XL Insurance Group other than the Retransfer Sellers.

18.2 XL Insurance hereby confirms on behalf of XLWIIS (but not itself) that XLWIIS wrote a policy with Policy Number 0000008057 dated 1 November 2001 and that such writing was in accordance with Applicable Law. The parties intend that this policy be treated as a New Swiss Policy for all purposes of this Amendment Agreement, with necessary changes being made in respect of such policy including that reference to New Swiss Policies in respect of a period on or after 1 January 2002 shall be deemed to include this policy.

18.3 XL Insurance shall procure that the relevant Retransfer Seller shall assign or novate any captive or facultative reinsurance agreements providing reinsurance cover in respect of A&H Policies ("**cap/fac Reinsurance Arrangements**") to Winterthur as soon as reasonably practicable following the Retransfer Completion Date. XL Insurance undertakes to procure that the relevant Retransfer Seller shall use all reasonable endeavours to obtain the requisite consents to the assignment or novation of each cap/fac Reinsurance Arrangement from all relevant policyholders and reinsurers.

19 Guarantee

19.1 In consideration of Winterthur and the Retransfer Purchasers entering into this Amendment Agreement, XL Insurance unconditionally and irrevocably guarantees to Winterthur and the other Retransfer Purchasers the due and punctual performance and observance by the Retransfer Sellers of all their obligations under this Amendment Agreement or the Transaction Agreements on the same terms as set out in Clause 17 of the SPA with any necessary modifications thereto.

19.2 In consideration of XL Insurance and the Retransfer Sellers entering into this Amendment Agreement, Winterthur unconditionally and irrevocably guarantees to XL Insurance and the Retransfer Sellers the due and punctual performance and observance by the Retransfer Purchasers of all their obligations under this Amendment Agreement or the Transaction Agreements on the same terms as set out in Clause 17 of the SPA with any necessary modifications thereto.

20 Authority and Capacity

As at the date of this Amendment Agreement, Winterthur on its own behalf and on behalf of each Retransfer Purchaser warrants to XL Insurance and each of the Retransfer Sellers as follows:

20.1 that Winterthur and each Retransfer Purchaser is a company duly incorporated, validly existing and (where applicable as a matter of local law) in good standing under its respective laws of incorporation;

20.2 that Winterthur and each Retransfer Purchaser has the legal right and full power and authority and has taken all necessary action to enter into and perform this Amendment Agreement and has or will have by the appropriate time taken all necessary action to enter into and perform any Transaction Agreement to which Winterthur or such Retransfer Purchaser will be a party and any other documents to be executed by, or on behalf of Winterthur or such Retransfer Purchaser pursuant to or in connection with this Amendment Agreement or any Transaction Agreement to which Winterthur or such Retransfer Purchaser will be a party which when executed will constitute valid and binding obligations of Winterthur or such Retransfer Purchaser in accordance with their respective terms; and

20.3 that the execution and delivery of and the performance by each Retransfer Purchaser of their obligations under this Amendment Agreement and the Transaction Agreements will not:

20.3.1 result in a breach or violation of any provisions of any of the constitutional documents of any Retransfer Purchaser; or

20.3.2 so far as Winterthur is aware (having made no investigation or enquiry) result in a breach, violation or right to terminate or create, result in or give rise to any material additional, new or increased obligations or burden under any agreement, licence or other instrument, result in a breach or default of any statute, regulation, order, judgment or decree of any Court, arbitral panel, governmental agency or regulatory body.

21 Transfer Taxes

21.1 To the extent that any stamp duty, transfer, notarial or registration taxes (not being VAT) are payable in respect of this Amendment Agreement or any Transaction Agreement pursuant to which any estate interest or title is transferred to or otherwise vested in any Retransfer Purchaser, such Retransfer Purchaser (or XL Insurance or any Retransfer Seller if such party is required by Applicable Laws to pay such tax) shall pay such taxes or procure that such taxes are paid (a "**Tax Payment**") provided that, to the extent that payment of such taxes can be lawfully deferred or avoided (or otherwise mitigated), XL Insurance and the Retransfer Sellers shall use all reasonable endeavours to co-operate with the Retransfer Purchasers (and vice versa as applicable) with a view to deferring or avoiding (or otherwise mitigating) such payment.

21.2 Where any Retransfer Purchaser (or XL Insurance or any Retransfer Seller as applicable) is required to make a Tax Payment, XL Insurance shall pay or shall procure that the Retransfer Sellers as appropriate (or any Retransfer Purchaser as applicable) pay to such Retransfer Purchaser (or XL Insurance or any Retransfer Seller as applicable) a sum equal to 50 per cent of so much of the Tax Payment as such Retransfer Purchaser (or XL Insurance or any Retransfer Seller as applicable) is not entitled to recover by way of credit or repayment from the relevant Tax authorities.

22 Successors and Assigns

Save as expressly provided elsewhere in this Amendment Agreement this Amendment Agreement is personal to the parties to it. Accordingly neither the Retransfer Purchasers nor XL Insurance or the Retransfer Sellers may without the prior written consent of XL Insurance or Winterthur respectively assign the benefit of all or any of the obligations of any other party under this Amendment Agreement nor any benefit arising under or out of this Amendment Agreement.

23 Third Party Rights

A person who is not a party to this Amendment Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Amendment Agreement.

24 Variation, etc.

No variation of this Amendment Agreement shall be effective unless in writing and signed by or on behalf of Winterthur (on behalf of the Retransfer Purchasers) and XL Insurance (on behalf of the Retransfer Sellers).

25 Time of the Essence

Any time, date or period referred to in any provision of this Amendment Agreement may be extended by mutual agreement between the parties but as regards any time, date or period originally fixed or any time, date or period so extended time shall be of the essence.

26 Joint and Several Liability

26.1 All obligations of: (i) XL Insurance and the Retransfer Sellers on the one hand; and (ii) the Retransfer Purchasers on the other hand, as contained in this Amendment Agreement are joint and several.

26.2 As between the Retransfer Purchasers, each Retransfer Purchaser other than Winterthur shall be liable solely in respect of its own obligations and information provided in relation thereto.

27 Costs

Subject as otherwise provided XL Insurance shall bear all legal, accountancy and other costs and expenses incurred by the Retransfer Sellers in connection with this Amendment Agreement and the transfer of the A&H Business. Winterthur shall bear all such costs and expenses incurred by it.

28 Withholding and Deductions/VAT

Except to the extent inconsistent with the express terms of this Amendment Agreement or the Transaction Agreements, the provisions of Clause 18.13 of the SPA shall apply except that references to "this Agreement" shall be to "this Amendment Agreement or any of the Transaction Agreements".

29 Severance

If any term or provision of this Amendment Agreement is held to be illegal or unenforceable in whole or in part under any enactment or rule of law such term or provision or part shall to that extent be deemed not to form part of this Amendment Agreement but the enforceability of the remainder of this Amendment Agreement shall not be affected.

30 Counterparts

This Amendment Agreement may be executed in any number of counterparts each of which shall be deemed an original but all the counterparts shall together constitute one and the same instrument.

31 Further Assurances

The parties agree that they shall take all reasonable action and execute all further documentation or procure that all reasonable action is taken and all further documentation is executed so as to give full effect to the terms of this Amendment Agreement.

32 Set Off

No party shall be entitled to set off any amount due under this Amendment Agreement against any amount receivable under this Amendment Agreement or the Transaction Agreements save as expressly provided to the contrary.

33 Payments

Any payment required in terms of this Amendment Agreement to be made to XL Insurance or any of the Retransfer Sellers shall be made to such person or at the option of XL Insurance to such other person as it may nominate in writing and any payment required in terms of this Amendment Agreement to be made by XL Insurance or any of the Retransfer Sellers may be made at the option of XL Insurance by such person as it in its complete discretion may determine provided in either case there is no Loss incurred by Winterthur or any other Retransfer Purchaser.

34 Announcements

Neither party shall make or authorise or issue any formal announcement or circular or other communication concerning the subject matter of this Amendment Agreement or any Transaction Agreement subject to the requirements of law.

35 Retransfer Sellers' Liability

Any reference in this Amendment Agreement or any Transaction Agreement however expressed to a liability or obligation of the Retransfer Sellers (or any of them) shall be deemed to incorporate a reference to an obligation on the part of XL Insurance to procure that the relevant liability is discharged or obligation is performed.

36 Retransfer Purchasers' Liability

Any reference in this Amendment Agreement or any Transaction Agreement however expressed to a liability or obligation of the Retransfer Purchasers shall be deemed to incorporate a reference to an obligation on the part of Winterthur to procure that the relevant liability is discharged or obligation is performed.

37 Service Level Agreements

Without limiting any other provision of this Amendment Agreement or the SPA, the parties agree to use their reasonable endeavours within 30 days of the Retransfer Completion Date to agree in good faith such amendments, modifications and/or terminations to the Service Level Agreements (as defined in the SPA) as are necessary or appropriate to reflect the transfer and exclusion of the A&H Business. To the extent that within 30 days of the Retransfer Completion Date the parties have not so agreed, such agreements shall, to the extent they relate to the A&H Business, terminate forthwith subject to any accrued rights or liabilities.

38 Governing Law and Submission to Jurisdiction

This Amendment Agreement and the documents to be entered into pursuant to it save as expressly referred to therein shall be governed by and construed in accordance with English law and the parties expressly waiving their rights to any other forum to which they may be entitled irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Amendment Agreement.

39 Appointment of Process Agents

39.1 XL Insurance and each of the Retransfer Sellers which is not incorporated in England irrevocably appoints XL London Market Limited (formerly XL Brockbank Limited) of Fitzwilliam House, 10 St. Mary Axe, London EC3A 8NL as its agent for the service of process in England in relation to any matter arising out of this Amendment Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by any Seller.

39.2 XL Insurance and each of the Retransfer Sellers shall inform Winterthur in writing of any change in the address of its process agents within 28 days.

39.3 If such process agents cease to have an address in England XL Insurance and each of the relevant Retransfer Sellers irrevocably agrees to appoint new process agents acceptable to Winterthur and to deliver to Winterthur within 14 days a copy of a written acceptance of appointment by its new process agents.

39.4 Winterthur shall procure that each of the Retransfer Purchasers which is not incorporated in England shall irrevocably appoint Churchill Insurance Group Plc of Churchill Court, Westmoreland Road, Bromley, Kent BR1 1DP as its agent for the service of process in England in relation to any matter arising out of this Amendment Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by any Retransfer Purchaser.

39.5 Each of the Retransfer Purchasers shall inform XL Insurance in writing of any change in the address of its process agents within 28 days.

39.6 If such process agents cease to have an address in England, each of the relevant Retransfer Purchasers irrevocably agrees to appoint new process agents acceptable to Winterthur and to deliver to Winterthur within 14 days a copy of a written acceptance of appointment by its new process agents.

39.7 Nothing contained in this Amendment Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purpose of the enforcement or execution of any judgment or other settlement in any other courts.

In witness whereof this Amendment Agreement has been duly executed.

SIGNED by
on behalf of
"WINTERTHUR" SWISS INSURANCE COMPANY
in the presence of:

SIGNED by
on behalf of
XL INSURANCE (BERMUDA) LTD
in the presence of:

EXHIBIT 10.59


National
AUSTRALIA

STANDBY LETTER OF CREDIT AGREEMENT

In consideration of National Australia Bank Limited, New York Branch (the "Bank") issuing its irrevocable standby letter of credit (the "Credit") substantially in the form of Exhibit A hereto in favor of the Beneficiary (as defined in the Credit, the "Beneficiary") identified by written notice from the Applicant (as defined below) from the list attached as Exhibit B hereto and for the account of XL Capital Ltd, XL America, Inc, XL Insurance (Bermuda) Ltd, XL Europe Ltd and XL Re Ltd , jointly and severally, (the "Applicant"), the Applicant hereby agrees with the Bank as follows:

1. The Applicant unconditionally agrees to pay to the Bank, on demand in immediately available funds (in United States Dollars), on each date on which a disbursement is made by the Bank pursuant to the Credit, an amount equal to such disbursement. If payment is not made on the date of disbursement, such amount shall bear interest (based on a 360-day year and actual days elapsed) from the date of disbursement until paid in full, but excluding the date paid, at a rate per annum equal to the rate of interest from time to time announced by the Bank as its prime rate plus 2%.

2. The Applicant agrees to pay to the Bank (a) on the date hereof, an upfront fee of $30,000 and (b) quarterly in arrears and on the date on which the Credit expires, letter of credit fees (based on a 360-day year and actual days elapsed) in an amount equal to .375 of 1% per annum of the amount available to be drawn under the Credit from time to time.

3. The obligations of the Applicant hereunder shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with terms of this Agreement, irrespective of any of the following circumstances: (a) any lack of validity or enforceability of the Credit or any document or instrument relating thereto; (b) the existence of any claim, setoff, defense or other rights which the Applicant may have at any time against the Bank, the Beneficiary or any other person or entity, whether in connection with this Agreement or any


National
AUSTRALIA

unrelated transaction; (c) any document presented under the Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever; (d) payment by the Bank under the Credit against presentation of a draft or certificate which does not strictly comply with the terms of the Credit, provided such payment shall have been made by the Bank in good faith and without gross negligence and payment is made against presentation of a draft or other document that at least substantially complies with the terms of the letter of credit; (e) any agreement by the Bank and the Beneficiary extending or shortening the Bank's time after presentation to examine documents or to honor or give notice of discrepancies; or (f) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, provided that the same shall not constitute gross negligence or bad faith on th e part of the Bank. Without limiting any other provision of this Agreement, the Bank: (i) may rely upon any oral, telephonic, facsimile, electronic, written or other communication believed by it in good faith to have been authorized by the Applicant, the Beneficiary or anyone acting for either of them; (ii) shall not be responsible for errors, omissions, interruptions or delays in transmission or delivery of any message, advice or document in connection with the Credit, whether transmitted by courier, mail, telecommunication or otherwise, or for errors in interpretation of technical terms or in translation; (iii) shall not be responsible for the identity or authority of any signer or the form, accuracy, genuineness or legal effect of any draft, certificate or other document presented under the Credit and (iv) may accept as a draft any written or electronic demand or other request for payment under the Credit, even if such demand or other request is not in the form of a negotiable draft

4. If the adoption, after the date hereof, of or any change in any law or regulation or in the interpretation thereof by, or compliance by the Bank with any guideline or request from, any central bank or other authority charged with the administration thereof (whether or not


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having the force of law) made or issued after the date hereof shall impose, modify or deem applicable any (a) reserve, special deposit or similar requirement against letters of credit issued by the Bank or (b) any capital adequacy or similar requirement (including without limitation a requirement which affects the manner in which the Bank allocates capital to letters of credit), and the result thereof shall be to increase the cost to the Bank of issuing or maintaining the Credit (which increase in cost shall be calculated in accordance with the Bank's reasonable averaging and attribution methods) or to reduce the rate of return on the Bank's capital as a consequence of its obligations under the Credit to a level below that which the Bank could have achieved but for such circumstances, then the Applicant shall pay to the Bank within ten days of demand such additional amount or amounts as shall compensate the Bank for such increase in cost or reduction in rate of return. A certificate of the Bank as to such additional amount or amounts shall be conclusive, absent manifest error.

5. Any and all payments made by the Applicant hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, excluding taxes on or based on the overall net income of the Bank (all such non-excluded taxes, levies, imposts, deductions, charges and withholdings being hereinafter referred to as "Taxes"). If the Applicant shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Bank, (a) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Paragraph) the Bank receives an amount equal to the sum it would have received had no such deductions been required and (b) the Applicant shall pay the full amount deducted to the relevant taxing authority in accordance with applicable law and shall provide the Bank with the origin al or a certified copy of the receipt evidencing such payment.


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6. Should any of the following events (each an "Event of Default") occur, the Applicant shall pay to the Bank, on demand, for application to drawings under the Credit the entire amount thereof which has not been drawn: (a) the Applicant fails to make payment when due of any amount payable under this Agreement and such failure shall continue unremedied for a period of 3 or more days, (b) any representation made in any financial statement or in any certificate or other writing delivered to the Bank by or on behalf of the Applicant in connection with this Agreement or the Credit is in any material respect, false or misleading when made or (c) an event of default under, and as defined in, the 364-Day Credit Agreement dated June 27, 2002, among the Applicant, various banks and JPMorgan Securities as Agent shall occur and be continuing. Any amount so paid which has not been drawn at the expiration of the Credit shall be repaid to the Applicant, without interest, after paying itself all amounts due under the Agreement.

7. Promptly after the occurrence of an Event of Default or an event which with the giving of notice or the passage of time, or both, would constitute an Event of Default, the Applicant shall notify the Bank of such event, together with a statement setting forth the actions being taken by the Applicant to remedy the same.

8. The Applicant agrees to reimburse all reasonable attorney's fees paid or incurred by the Bank in the enforcement of its rights and remedies hereunder.

9. The Applicant agrees at all times to protect, indemnify and save harmless the Bank from and against any and all losses, claims, demands, liabilities, damages, costs, charges, counsel fees and other expenses which the Bank may at any time incur by reason of the issuance and performance of the Credit except to the extent resulting from the Bank's gross negligence or wilful misconduct.

10. The Applicant hereby consents to the non-exclusive jurisdiction of any court of record in the City of New York or of the United States District Court for the Southern District of


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New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement or the Credit, and service of process by the Bank in any such suit, action, proceeding or judgment may be made by mailing a copy thereof to the Applicant at its address set forth in Paragraph 14 below. The Applicant also waives any claim that New York County or the Southern District of New York is an inconvenient forum.

11. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH NEW YORK LAW.

12. No failure on the part of the Bank to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy and power hereby granted to the Bank or allowed it by law or other agreement shall be cumulative and not exclusive the one of any other and may be exercised by the Bank from time to time.

13. The Bank shall provide the Applicant with not less than 60 days prior written notice of its intent not to renew the term of the Credit.

14. All demands for payment, notices or other communications hereunder shall be given in writing (including communications by facsimile transmission) and shall be addressed: If to the Bank, at 200 Park Avenue, New York, New York 10166, attention: Manager of Letter of Credit Department, Fax No. (212) 490-8087; and if to the Applicant, at XL Insurance (Bermuda) Ltd, attention: Mr. Roddy Gray, Fax No. 441 296-6399;

    or to such other address as such party may designate by notice to the other party.

15. This Agreement shall be binding upon the Applicant and its successors, assigns, and legal representatives, and shall inure to the benefit of, and be enforceable by, the Bank, its successors and assigns. Neither the Bank nor the Applicant may assign any of its rights or obligations under this Agreement without the prior written consent of the other.


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16. THE APPLICANT AND THE BANK EACH IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN ANY ACTION OR PROCEEDING BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE CREDIT OR ANY DEALINGS WITH ONE ANOTHER RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT.

IN WITNESS WHEREOF, the Bank and the Applicant have entered into this Agreement as of the 31 day of January, 2003.

NATIONAL AUSTRALIA BANK LIMITED
(ABN 12 004 044 937), New York Branch

By: /s/ Dennis Cogan

Name: Dennis Cogan

Title: Director

XL Insurance (Bermuda) Ltd

By /s/ Roderick Gray

Name: Roderick Gray

Title: Vice President

XL Capital Ltd.

EXHIBIT A

IRREVOCABLE LETTER OF CREDIT No. SB-0406

At the request and for the account of XL Insurance (Bermuda) Ltd, we hereby establish this clean, irrevocable, and unconditional Letter of Credit in your favor as Beneficiary for drawing up to U.S. $100,000,000 effective December 31, 2002. This Letter of Credit is issued, presentable and payable at our office at 200 Park Avenue, New York, New York 10166, Attention: Manager of Letter of Credit Department and expires with our close of business on December 31, 2003. Except when the amount of this Letter of Credit is increased, this Letter of Credit cannot be modified or revoked without your written consent.

The term "Beneficiary" includes any successor by operation of law of the named Beneficiary, including without limitation any liquidator, rehabilitator, receiver or conservator. Drawings by any liquidator, rehabilitator, receiver or conservator shall be for the benefit of all the beneficiary's policyholders.

We hereby undertake promptly to duly honor your sight draft(s) drawn on us indicating our Letter of Credit No. SB-0406, for all or any part of this Letter of Credit upon presentation of your draft drawn on us without presentation of any other document at the designated office specified above or such other office as National Australia Bank Limited may advise from time to time on or before the expiration date hereof or any automatically extended expiry date.

Except as expressly stated herein, this undertaking is not subject to any condition or qualification. The obligation of National Australia Bank Limited, New York Branch (the "Bank") under this Letter of Credit is the individual obligation of such Bank (and no other person) and is in no way contingent upon reimbursement with respect thereto, or upon its ability to perfect any lien, security interest or any other reimbursement.

This Letter of Credit is deemed to be automatically extended without amendment for one year from the expiration date hereof, or any further expiration date, unless at least 45 days prior to such expiration date, we notify you by certified mail, return receipt requested or hand delivery with written proof of receipt, that this letter of credit will not be renewed for such additional period.

This Letter of Credit is subject to and governed by the laws of the State of New York and the 1993 revision of the Uniform Customs and Practice for Documentary Credits of the International

Chamber of Commerce (Publication No. 500) and, in the event of any conflict, the laws of the State of New York will control. If this Credit expires during any interruption of business as described in Article 17 of said Publication 500, the Bank hereby specifically agrees to effect payment if this Letter of Credit is drawn against within 30 days after the resumption of our business.

Except as otherwise expressly stated herein, this letter of credit is subject to the uniform customs and practice for documentary credits (1993 revision) international chamber of commerce Publication 500 and engages us in accordance with the terms thereof.

The number of this letter of credit and the name of National Australia Bank Limited must be quoted on all drafts required herein.

Very truly yours,

NATIONAL AUSTRALIA BANK
LIMITED, NEW YORK BRANCH

By: /s/ Dennis Cogan

Name: Dennis Cogan

Title: Director

Date: January 31, 2003

EXHIBIT 10.60

REVOLVING CREDIT AND SECURITY AGREEMENT

among

XL RE LTD,
as Borrower

CORPORATE ASSET FUNDING COMPANY, INC.,
as Lender

CORPORATE RECEIVABLES CORPORATION,
as Lender

CHARTA CORPORATION,
as Lender

CIESCO, L.P.,
as Lender

CITIBANK, N.A.,
as Secondary Lender

and

CITICORP NORTH AMERICA, INC.,
as Agent

Dated as of February 25, 2003

[Type VII-C]

13620.0171 #366619

TABLE OF CONTENTS

Page

REVOLVING CREDIT AND SECURITY AGREEMENT

ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION

ARTICLE III
CONDITIONS PRECEDENT

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

ARTICLE V
COVENANTS

ARTICLE VI
EVENTS OF DEFAULT

ARTICLE VII
PLEDGE OF ASSIGNED COLLATERAL; RIGHTS OF THE AGENT

ARTICLE VIII
THE AGENT

ARTICLE IX
MISCELLANEOUS

SCHEDULES

Schedule I	Form of Investors Report
Schedule II	Industry Classifications
Schedule III	Advance Rates
Schedule IV	Actions, Suits and Proceedings
Schedule V	List of Names in which the Borrower Transacted Business
Schedule VI	Scope of Audit

SCHEDULES

EXHIBIT A	Form of Advance Note
EXHIBIT B	Form of Notice of Borrowing
EXHIBIT C	Form of Assignment and Acceptance

REVOLVING CREDIT AND SECURITY AGREEMENT

REVOLVING CREDIT AND SECURITY AGREEMENT, dated as of February 25, 2003 among CORPORATE ASSET FUNDING COMPANY, INC., CORPORATE RECEIVABLES CORPORATION, CHARTA CORPORATION, CIESCO, L.P., CITIBANK, N.A., the other Secondary Lenders (as hereinafter defined) from time to time parties hereto, CITICORP NORTH AMERICA, INC., as agent for the Lenders (as hereinafter defined) and the Secondary Lenders (in such capacity, together with its successors and assigns, the "Agent") and XL RE LTD, a Bermuda property and casualty reinsurer (together with its permitted successors and assigns, the "Borrower").

W I T N E S S E T H:

WHEREAS, the Borrower desires that the Lenders and the Secondary Lenders from time to time make advances to the Borrower on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Lenders and the Secondary Lenders are willing to make such advances to the Borrower for such purposes on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS AND RULES OF CONSTRUCTION

SECTION 1.01 Definitions.

As used in this Agreement, the following terms shall have the meanings indicated:

"A-1/P-1 Commercial Paper" means a promissory note issued in the commercial paper market by an obligor having its principal office in the United States, having a maturity of not more than 270 days from the date of issuance and which (i) if rated by both S&P and Moody's is rated at least A-1 by S&P and at least P-1 by Moody's, and (ii) if rated by S&P or Moody's (but not both), is rated at least A-1 by S&P or at least P-1 by Moody's.

"A-2/P-2 Commercial Paper" means a promissory note issued in the commercial paper market by an obligor having its principal office in the United States, having a maturity of not more than 270 days from the date of issuance and which (i) if rated by both S&P and Moody's and such rating by S&P or Moody's is less than A-1 or P-1, respectively, is rated at least A-2 by S&P and at least P-2 by Moody's, and (ii) if rated by S&P or Moody's (but not both), is rated A-2 by S&P or P-2 by Moody's.

"Accrued Interest" as of any Conveyance Date means (i) in respect of any Related XLReB Asset issued on a discount basis, an amount equal to the product of (a) the Interest Component of such Related XLReB Asset, and (b) a fraction, expressed as a percentage, the numerator of which is the number of days from and including the issuance date of such Related XLReB Asset through but excluding such Conveyance Date, and the denominator of which is the total number of days from the issuance date of such Related XLReB Asset through but excluding the maturity date of such Related XLReB Asset, and (ii) in respect of any Related XLReB Asset issued on an interest-bearing basis, the accrued and unpaid interest on the principal amount of such Related XLReB Asset as of but excluding such Conveyance Date.

"Accrued Value" means in respect of any outstanding Related XLReB Asset, as of any Conveyance Date, the sum of (i) the Principal Component of such Related XLReB Asset, plus (ii) the Accrued Interest on such Related XLReB Asset.

"Adjusted Asset Value" means in respect of any Borrowing Base Eligible Asset, an amount equal to the product of (i) the Asset Value of such Borrowing Base Eligible Asset, and (ii) the applicable Advance Rate for such Borrowing Base Eligible Asset.

"Advance" means each advance by a Conduit Lender or a Secondary Lender to the Borrower on a Borrowing Date pursuant to Article II; provided, that if any Conduit Lender assigns a portion of any Advance made by it to a Lender pursuant to an Asset Purchase Agreement or otherwise, the portion of such Advance retained by such Conduit Lender and the portion of such Advance acquired by such Lender shall each be deemed to constitute a separate Advance for purposes of this Agreement.

"Advance Note" means each promissory note issued by the Borrower to a Conduit Lender or a Secondary Lender, substantially in the form of Exhibit A hereto.

"Advance Rate" means in respect of any Asset, the percentage corresponding to such Asset or the ratings category for such Asset set forth on Schedule III hereto.

"Adverse Claim" means any Lien in, of or on any Person's assets or properties in favor of any other Person, other than (i) any such Lien in favor of the Borrower or the Secured Parties created by or pursuant to this Agreement, (ii) any such Lien created by or attributable to any Lender, any Secondary Lender, the Agent or their successors and assigns, and (iii) in respect of the Trust Portfolio, the rights of the Cedant under the Trust Agreement in, to and under, or in respect of, the Trust Portfolio.

"Affected Person" means each Lender, each Secondary Lender, any other entity which enters into a commitment to make or purchase any Advance or any interest therein, and any of their respective Affiliates, including any assignee or participant of any Lender or any Secondary Lender.

"Affiliate" means, in respect of a referenced Person, another Person controlling, controlled by or under common control with such referenced Person (which in the case of the Conduit Lenders and the Agent, shall also include any Person who has a relationship to the Agent comparable to that of the Conduit Lenders). The terms "control," "controlling," "controlled" and the like shall mean the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person or the disposition of its assets or properties, whether through ownership, by contract, arrangement or understanding, or otherwise.

"Agent" shall have the meaning assigned to such term in the introduction to this Agreement.

"Agent's Account" means the special account (Acct. No. 40636695, ABA No. 021000089) of the Agent maintained at the office of Citibank at its Principal Office or such other account in the United States as the Agent shall designate in writing to the Borrower.

"Agreement" means this Revolving Credit and Security Agreement, as the same may from time to time be amended, supplemented, waived or modified.

"Aggregate Custodian's Advance Amount" means the sum of (i) the aggregate unpaid Dollar amount of all Custodian's Overdraft Advances of cash, (ii) the aggregate Asset Value of all Custodian's Overdraft Advances of assets (other than cash), and (iii) the accrued and unpaid interest and overdraft fees, if any, on the amounts set forth above.

"Alternate Base Rate" means a fluctuating interest rate per annum as shall be in effect from time to time, which rate shall be at all times equal to the sum of the Applicable Margin and the highest of:

(a) the Base Rate; and

(b) one half of one percent per annum above the Federal Funds Rate.

"Applicable Law" means any Law of any Authority, including, without limitation, all Federal and state banking, insurance or securities laws, to which the Person in question is subject or by which it or any of its property is bound.

"Applicable Margin" means, (i) with respect to the Eurodollar Rate, 1.00% per annum, and (ii) with respect to the Alternate Base Rate, 0% per annum; provided, however, that during the continuance of any Event of Default under Section 6.01(a), the "Applicable Margin" shall mean with respect to the Eurodollar Rate, 2.00% per annum and in respect of the Alternate Base Rate, 1.00% per annum; provided, further, that during any period that Yield in respect of any Advance is computed by reference to the Post-Default Rate, the "Applicable Margin" applicable to such Advance during such period shall be deemed to be zero.

"Asset" means in respect of any Person a collective reference to all items which would be classified as an "asset" on the balance sheet of such Person in accordance with GAAP or SAP, as applicable.

"Asset-Backed Security" means any debt or equity security issued by an issuer which is collateralized by the cash flow from a pool of assets, including securities collateralized by mortgage loans, other than securities which constitute U.S. Government Securities.

"Asset Coverage Test" means as of any date of determination, the result of (i) the aggregate Asset Value of the Assigned Collateral in which the Agent on behalf of the Secured Parties has a valid and perfected first priority security interest free and clear of Adverse Claims, less (ii) the aggregate Asset Value of the Assigned Collateral of the types specified in rating categories 1, 2 and 3 of Schedule III in which the Agent on behalf of the Secured Parties has a valid and perfected first priority security interest free and clear of Adverse Claims (the "Specified Schedule III Collateral") shall be at least equal to the product of (a) one hundred and thirty percent (130%) and (b) the result of (i) the aggregate outstanding principal amount of the Advances, less (ii) the aggregate Adjusted Asset Value of the Specified Schedule III Collateral.

"Asset Purchase Agreement" means the Asset Purchase Agreement entered into by a Secondary Lender (other than Citibank) concurrently with the Assignment and Acceptance pursuant to which it became party to this Agreement.

"Asset Value" means, as of any day of determination (a) in respect of cash, the amount of such cash, and (b) in respect of any Asset of the Borrower (other than cash), the bid price for such Asset provided by an independent recognized pricing source selected by the Borrower; provided, that (i) the Asset Value of any Asset shall be net of the Borrower's liabilities relating thereto, including without limitation all obligations to pay any unpaid portion of the purchase price therefor, and (ii) if the Asset Value of any Asset can not be computed as set forth above, the Asset Value of such Asset shall be deemed to be zero for purposes of this definition until such time when the Asset Value for such Asset can be computed as provided for in this definition.

"Assigned Collateral" shall have the meaning assigned to such term in Section 7.01.

"Assignee Rate" means in respect of any Advance for any Settlement Period an interest rate per annum equal to the sum of the Applicable Margin plus the Eurodollar Rate for such Settlement Period; provided, however, that in case of:

(i) any Settlement Period on or prior to the first day of which a Lender (other than any Conduit Lender) or Secondary Lender shall have notified the Agent that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or any central bank or other governmental authority asserts that it is unlawful, for such Lender or Secondary Lender to fund such Advance at the Assignee Rate set forth above (and such Secondary Lender shall not have subsequently notified the Agent that such circumstances no longer exist),

(ii) any Settlement Period which is less than ninety (90) days,

(iii) any Settlement Period as to which the Agent does not receive notice, by no later than 12:00 noon (New York City time) on the third Business Day preceding the first day of such Settlement Period, that such Advances will not be funded by issuance of promissory notes, or

(iv) any Settlement Period for which the aggregate principal amount of the outstanding Advances is less than $500,000,

the "Assignee Rate" for such Settlement Period shall be an interest rate per annum equal to the Alternate Base Rate in effect on the first day of such Settlement Period.

"Assignment and Acceptance" means the Assignment and Acceptance, in substantially the form of Exhibit C hereto, entered into by a Secondary Lender, an Eligible Assignee and the Agent, pursuant to which such Eligible Assignee may become a party to this Agreement.

"Authority" means any governmental or quasi-governmental authority (including the stock exchanges, the SEC, the New York Superintendent of Insurance and the Minister of Finance of Bermuda), whether executive, legislative, judicial, administrative or other, or any combination thereof, including, without limitation, any Federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, board, body, branch, bureau, commission, corporation, court, department, instrumentality, master, mediator, panel, referee, system or other political unit or subdivision or other entity of any of the foregoing, whether domestic or foreign.

"Available Total Commitment" means $300,000,000; provided, however, that on the Consent Effective Date the "Available Total Commitment" shall be increased to an amount equal to the Total Commitment, as such amount may be reduced pursuant to Section 2.10. References to the unused portion of the Available Total Commitment shall mean, at any time, the Available Total Commitment then in effect, minus the outstanding principal amount of the Advances.

"Base Rate" means the rate of interest from time to time announced publicly by Citibank at its Principal Office as its base rate. The Base Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer of Citibank.

"Benefit Arrangement" means at any time an employee benefit plan within the meaning of Section 3(3) of ERISA which is not a Plan or a Multiemployer Plan and which is maintained or otherwise contributed to by any member of the ERISA Group.

"Borrower" shall have the meaning assigned to such term in the introduction to this Agreement.

"Borrowing Base" means on the date any determination thereof is made, an amount equal to the aggregate Adjusted Asset Value of all Eligible Collateral in which the Agent on behalf of the Secured Parties has a valid and perfected first priority security interest free and clear of Adverse Claims, reduced (without duplication) by the sum of:

(i) the amount by which the aggregate Asset Value of all Eligible Collateral (other than Eligible Government Securities) issued or Guaranteed by any Person (together with all Affiliates of such Person), exceeds five percent (5%) of the aggregate Asset Value of all Eligible Collateral;

(ii) the amount by which the aggregate Asset Value of all Eligible Collateral issued or Guaranteed by Persons in a single Industry Class, exceeds twenty percent (20%) of the aggregate Asset Value of all Eligible Collateral;

(iii) the amount by which the aggregate Asset Value of all Eligible Collateral which constitute Foreign OECD Assets exceeds twenty-five percent (25%) of the aggregate Asset Value of all Eligible Collateral;

(iv) the amount by which the aggregate Asset Value of all Eligible Collateral which constitutes Asset-Backed Securities exceeds twenty percent (20%) of the aggregate Asset Value of all Eligible Collateral;

(v) the amount by which the aggregate Asset Value of all Eligible Collateral which constitutes Foreign OECD Assets relating to any single OECD Country exceeds ten percent (10%) of the aggregate Asset Value of all Eligible Collateral; and

(vi) the amount by which the aggregate Asset Value of all Eligible Collateral which as of any date of determination constitute a Distressed Asset exceeds ten percent (10%) of the aggregate Asset Value of all Eligible Collateral.

"Borrowing Base Eligible Assets" means Cash and other Assets of the Borrower which (a) are free and clear of all Adverse Claims, (b) in the case of Assets other than Cash, are capable of being pledged to the Agent on behalf of the Secured Parties under this Agreement such that the Agent on behalf of the Secured Parties will have a perfected security interest in such Assets pursuant to this Agreement and the Control Agreement, (c) the Asset Value of which are capable of being ascertained on a daily basis, and (d) are denominated and payable in Dollars; provided, that such Asset (i) does not constitute an option, Derivatives Transaction or an Asset which is the subject of a Derivatives Transaction, reverse repurchase agreement, dollar roll or securities lending transaction; (ii) is not registered in the name of the Borrower, payable to the order of the Bo rrower or specifically endorsed to the Borrower, unless specifically endorsed to the Custodian or in blank, (iii) does not constitute a Loan Asset, an Illiquid Asset, an Excluded Foreign Asset or Margin Stock, and (iv) does not constitute a Foreign Asset held in a Securities System or an Asset held by a sub-custodian of the Custodian which is not located in the United States.

"Borrowing Base Test" means as of any date of determination, the Borrowing Base shall be at least equal to Credits Outstanding.

"Borrowing Date" shall have the meaning assigned to such term in Section 2.02.

"Business Day" means any day on which (i) banks are not authorized or required to close in New York City or Bermuda and the New York Stock Exchange is not authorized or required to close, and (ii) if this definition of "Business Day" is utilized in connection with a Eurodollar Rate Advance, dealings are carried out in the London interbank market.

"CAFCO" means Corporate Asset Funding Company, Inc., together with its successors and assigns that constitute special purpose entities that issue promissory notes.

"Cash" means a demand deposit of United States Dollars immediately available on the day in question.

"Cedant" means XL Reinsurance America Inc., together with its permitted successors and assigns.

"Cedant's Security Account" means any account into which any portion of the Trust Portfolio is deposited or credited for the purposes specified in Section 4.3(3) of the Trust Agreement.

"Charta " means Charta Corporation, together with its successors and assigns that constitute special purpose entities that issue promissory notes.

"Ciesco" means Ciesco, L.P., together with its successors and assigns that constitute special purpose entities that issue promissory notes.

"Citibank" means Citibank, N.A.

"Closing Date" means the first date on which the conditions precedent specified in Section 3.01 shall have been fully satisfied or waived by the Agent on behalf of the Lenders and the Secondary Lenders.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral Accounts" shall mean each of the accounts specified on Schedule I to the Control Agreement, as such schedule may from time to time be supplemented or modified pursuant to Section 16 of the Control Agreement.

"Committed Advance" shall have the meaning assigned to such term in Section 2.02(b).

"Conduit Lenders" means CAFCO, CRC, Charta and Ciesco.

"Consent Effective Date" means following the effectiveness of the amendments or waivers of each of the Existing Credit Agreements contemplated by Section 3.03, the date upon which (i) the Agent shall have received the Consent Effective Date Certificate, and (ii) the Agent shall have, in its sole and absolute discretion, consented in writing to the increase in the Available Commitment.

"Consent Effective Date Certificate" shall have the meaning assigned to such term in Section 3.03.

"Control Agreement" means the Control Agreement, dated as of the date hereof among the Borrower, the Agent and the Custodian, as the same may from time to time be amended, supplemented, waived or modified.

"Conveyance Date" shall have the meaning assigned to such term in Section 9.12(a).

"CRC" means Corporate Receivables Corporation, together with its successors and assigns that constitute special purpose entities that issue promissory notes.

"Credits Outstanding" means at any date a determination thereof is made, an amount equal to the sum of (i) the outstanding principal amount of all Advances, plus (ii) the Yield that would accrue on the outstanding principal amount of the Advances through the one hundred twenty (120) day period following such date of determination, computed by reference to the Assignee Rate based upon the Eurodollar Rate for a thirty (30) day period in effect as of the time of determination, plus (iii) the fees that would accrue under the Fee Letter through the one hundred twenty (120) day period following such date of determination, computed as if the outstanding principal amount of the Advances on each day during such period was equal to the Available Total Commitment and were funded by the Secondary Lenders, plus (iv) all accrued and unpaid amounts due and payable in respect of the Borrower Obligations other than the principal on the outstanding Advances, plus (v) the Aggregate Custodian's Advance Amount.

"Custodial Agreement" shall have the meaning assigned to such term in the Control Agreement.

"Custodian" means Mellon Bank, N.A., as custodian under the Custodial Agreements and as securities intermediary under the Control Agreement, together with its permitted successors and assigns.

"Custodian's Overdraft Advance" means any advance of cash or securities by the Custodian to or for the benefit of the Borrower pursuant to the Custodial Agreement, including overdraft fees.

"Debt" means with respect to any Person, at any date, without duplication (it being understood, for the avoidance of doubt, that insurance payment liabilities, as such, and liabilities arising in the ordinary course of such Person's business as an insurance or reinsurance company (including GICs or Stable Value Instruments) or corporate member of Lloyd's or as a provider of financial or investment services or contracts (including GICs or Stable Value Instruments) (in each case other than in connection with the provision of financing to such Person or any of such Person's Affiliates) shall not be deemed to constitute Debt), (i) all obligations of such Person for borrowed money (but not including accrued pension costs, deferred income taxes or accounts payable of such Person), including without limitation, reimbursement obligations relating to letters of credit, (ii) all obligations (including contingent liabilities) of such Person evidenced by bonds, debentures, notes, banker's acceptances or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, (iv) all obligations of such Person as lessee which are capitalized in accordance with GAAP (without regard to any limitation of the rights and remedies of the holder of such Lien or the lessor under such capital lease to repossession or sale of such property), (v) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, (vi) payment obligations, fixed or contingent, under investment, financial derivative or similar contracts (other than covered short sales), (vii) all liabilities and Debt of others Guaranteed by such Person, and (viii) to the extent not otherwise included, all items which in accordance with GAAP would be included in determining total liabilities as sho wn on the liabilities side of such Person's balance sheet.

"Default" means any event which, with the passage of time, the giving of notice, or both, would constitute an Event of Default.

"Derivatives Transaction" means any financial futures contract, option, forward contract, warrant, swap, swaption, collar, floor, cap and other agreement, instrument and derivative and other transactions of a similar nature (whether currency linked, index linked, insurance risk linked, credit risk linked or otherwise).

"Distressed Asset" means any Asset which is (i) the subject of a bankruptcy, insolvency, liquidation or other similar proceedings, (ii) in default (after giving effect to applicable grace periods) as to payment of principal or interest or otherwise under the instruments or agreements under which they were issued or otherwise evidenced, (iii) rated "Caa" or lower by Moody's or "CCC" or lower by S&P or which, if unrated, are in the reasonable judgment of the Borrower of equivalent credit quality, or (iv) otherwise categorized as "distressed assets" by the Borrower.

"Dollars" and "$" mean lawful money of the United States of America.

"Eligible Assignee" means Citicorp North America, Inc., Citibank, any of their respective Affiliates that issue Permitted Debt Securities, any special purpose entity managed by Citicorp North America, Inc. or any of its respective Affiliates that issue Permitted Debt Securities or, subject to the Borrower's consent, as set forth in Sections 9.06(a) and 9.06(b), any other financial or other institution acceptable to the Agent.

"Eligible Collateral" means Borrowing Base Eligible Assets which constitute Assigned Collateral.

"Eligible Government Securities" means all "government securities" (as defined in the Investment Company Act and which for the purposes hereof shall include any securities issued or guaranteed as to principal and interest by an agency of the government of the United States) held in an account maintained by the Custodian.

"Equity Securities" means common and preferred stock, membership interests or partnership interests and securities that are convertible into common or preferred stock, membership interests or partnership interests, including without limitation common stock purchase warrants and rights, equity interests in trusts, partnerships, limited liability companies, joint ventures or similar enterprises and depositary receipts.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"ERISA Fiduciary" means a person described in Section 3(21) of ERISA that exercises control over an employee benefit plan subject to ERISA or the assets of such a plan or plans.

"ERISA Group" means the Borrower and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code.

"Eurocurrency Liabilities" shall have the meaning assigned to such term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Eurodollar Additional Yield" means additional Yield on the outstanding principal of each Advance during the Settlement Period in respect of such Advance in respect of which Yield is computed by reference to the Eurodollar Rate, for such Settlement Period, at a rate per annum equal at all times during such Settlement Period to the remainder obtained by subtracting (i) the Eurodollar Rate for such Settlement Period from (ii) the rate obtained by dividing such Eurodollar Rate referred to in clause (i) above by that percentage equal to one hundred percent (100%) minus the Eurodollar Rate Reserve Percentage of a Lender or a Secondary Lender, as the case may be, for such Settlement Period.

"Eurodollar Rate" means, for any Advance for any Settlement Period, an interest rate per annum equal to the rate per annum at which deposits in Dollars are offered by the principal office of Citibank in London, England to prime banks in the London interbank market at 11:00 A.M. (London time) two (2) Business Days before the first day of such Settlement Period in an amount substantially equal to the outstanding principal amount of such Advance on such first day and for a period substantially equal to such Settlement Period.

"Eurodollar Rate Advance" means an Advance the Yield on which is computed with reference to the Eurodollar Rate.

"Eurodollar Rate Reserve Percentage" for any Settlement Period for any Eurodollar Rate Advance means the reserve percentage applicable during such Settlement Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) (or if more than one such percentage shall be applicable, the daily average of such percentages for those days in such Settlement Period during which any such percentage shall be so applicable) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for any Lender or any Secondary Lender with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or any other category of liabilities that includes deposits by reference to which the interest rate on Eurocurrency Liabilities is determined) having a t erm comparable to such Settlement Period.

"Event of Default" means any of the events, acts or occurrences set forth in Section 6.01.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

"Excluded Foreign Assets" means Assets (i) issued or guaranteed by Persons which are not organized in an OECD Country, or (ii) which are denominated or payable in any currency other than Dollars.

"Existing Credit Agreements" means (i) the 364-Day Credit Agreement dated as of June 27, 2002 among the Borrower, certain Affiliates of the Borrower, the lenders parties thereto, JP Morgan Chase Bank, as administrative agent, as the same may from time to time be amended, supplemented or modified, and (ii) the Letter of Credit Facility and Reimbursement Agreement dated November 18, 2002 among the Borrower, certain Affiliates of the Borrower, Citibank International PLC and Salomon Brothers International Limited, as the same may from time to time be amended, supplemented, waived or modified.

"Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Citibank from three Federal funds brokers of recognized standing (and not affiliated with Citibank) selected by it.

"Fee Letter" means that certain letter agreement dated as of the date hereof between the Borrower and the Agent, as the same may from time to time be amended, supplemented, waived or modified.

"Foreign Assets" shall have the meaning assigned to such term in Section 2(a) of the Control Agreement.

"Foreign OECD Assets" means Assets (i) issued by an OECD Country or a Person organized in an OECD Country (other than the United States) and if such Asset is guaranteed, the guarantor thereof is an OECD Country or is organized in an OECD Country (other than the United States), and (ii) which is denominated and payable in Dollars.

"GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination.

"GIC" means a guaranteed investment contract or funding agreement or other similar agreement issued by the Borrower or any of its Subsidiaries that guarantees to a counterparty a rate of return on the invested capital over the life of such contract or agreement.

"Governmental Authorizations" means all franchises, permits, licenses, approvals, consents and other authorizations of all Authorities.

"Governmental Filings" means all filings, including franchise and similar tax filings, and the payment of all fees, assessments, interests and penalties associated with such filing with all Authorities.

"Guarantee" by any Person means any obligation, contingent or otherwise, of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect suc h obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Hedging Agreement" means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

"Illiquid Asset" means as of any date, any Asset for which (i) there is no established public or private institutional trading market in the United States, such that such Asset may be reasonably expected to be sold in such market within five (5) Business Days at a price approximating the Asset Value of such Asset on such date subject, in the reasonable determination of the Borrower, only to fluctuations in the market price therefor, or (ii) are otherwise categorized as "illiquid securities" by the Borrower.

"Industry Class" means each industry class as determined by the Borrower based upon the criteria set forth on Schedule II hereto, as amended and supplemented in accordance with this Agreement.

"Insurance Code" means, with respect to the Borrower, the Insurance Code of the Borrower's domicile and any successor statute thereto, together with the regulations thereunder, as amended or otherwise modified and in effect from time to time. References to sections of the Insurance Code shall be construed to also refer to successor sections.

"Interest Component" means in respect of any outstanding debt security issued by a Lender or a Secondary Lender on a discount basis, the unpaid portion of the face amount of such debt security representing the discount incurred through maturity in respect thereof.

"Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder as modified or interpreted by orders of the SEC, or other interpretative releases or letters issued by the SEC or its staff, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

"Investor Report" means the Investor Report of the Borrower substantially in the form of Schedule I hereto.

"Law" means any action, code, consent decree, constitution, decree, directive, enactment, finding, guideline, law, injunction, interpretation, judgment, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, statute, or writ, of any Authority, or any particular section, part or provision thereof, including without limitation the Insurance Law of the State of New York and the Insurance Act, 1978 of Bermuda.

"Lender Rate" for each day during a Settlement Period for any Advance funded by a Conduit Lender means to the extent such Conduit Lender funds such Advance (or portion thereof) on such day by issuing promissory notes, the per annum rate equivalent to the weighted average of the per annum rates paid or payable by such Conduit Lender from time to time as interest on or otherwise (by means of interest rate hedges or otherwise) in respect of those promissory notes issued by such Conduit Lender that are allocated, in whole or in part, by the Agent (on behalf of such Conduit Lender) to fund the making or maintenance of such Advance (or portion thereof) on such day as determined by the Agent (on behalf of such Conduit Lender) and reported to the Borrower, which rates shall reflect and give effect to the commissions of placement agents and dealers (which currently do not exceed 0.05% per annum of the f ace amount of the promissory notes) in respect of such promissory notes; provided, however, that if any component of such rate is a discount rate, in calculating the "Lender Rate" for such day the Agent shall for such component use the rate resulting from converting such discount rate to an interest bearing equivalent rate per annum.

"Lenders" means the Conduit Lenders, together with all Persons which acquire or are obligated to acquire any interest in any Advance from any Conduit Lender under the Asset Purchase Agreement or otherwise.

"Lender Termination Date" means the date which is the earlier to occur of (i) the date which is one (1) Business Day prior to the Secondary Lender Stated Expiration Date and (ii) the date on which the Available Total Commitment shall terminate pursuant to Section 2.10 or Section 6.01.

"Liabilities" shall have the meaning assigned to such term in Section 9.04(c).

"Lien" means any mortgage, pledge, charge, hypothecation, assignment, deposit arrangement, encumbrance, lien or security interest (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing or registering of any financing statement or charge under the UCC or the Bermuda Companies Act 1981 or comparable law of any jurisdiction).

"Liquidation Fee" means, in respect of any Advance for any Settlement Period during which the principal on such Advance is repaid by the Borrower in whole or in part, the amount, if any, by which (i) the additional Yield (calculated without taking into account any Liquidation Fee or any shortened duration of such Settlement Period) which would have accrued during such Settlement Period on the reduction of the outstanding principal amount of such Advance relating to such Settlement Period had such reductions remained as outstanding principal, exceeds (ii) that income, if any, received by the Lenders' investing the proceeds of such reductions of principal (it being understood that the Agent shall take reasonable steps to mitigate the amount of such Liquidation Fee).

"Lloyd's" means the society incorporated by Lloyd's Act 1871 by the name of Lloyd's.

"Loan Asset" means a direct or participation or sub-participation interest in or assignment or novation of a loan or other extension of credit.

"Margin Stock" shall have the meaning assigned to such term in Regulation U.

"Material Adverse Effect" means (i) a material adverse effect on the ability of the Borrower to perform its obligations under any Program Document to which it is a party, (ii) a material adverse effect on the validity or enforceability of this Agreement or any other Program Document, (iii) a material adverse effect on any Secured Party's right, title and interest in the Assigned Collateral or on the rights and remedies of any Secured Party under any Program Document, (iv) a material adverse effect on the business, financial position, operations, Assets or properties of the Borrower, (v) a material Adverse Claim on any of the Assigned Collateral, or (vi) a Default or Event of Default.

"Maturity Date" means (a) with respect to any Advance funded by a Lender, the Lender Termination Date (or if such day is not a Business Day, the Business Day immediately preceding such date), and (b) with respect to any Advance made by a Secondary Lender, including the Committed Advances, the date which is five (5) years after February 25, 2003 or such earlier date as provided in Section 6.01.

"Minister" means the Minister of Finance of Bermuda or similar Governmental Authority in the applicable jurisdiction.

"Monthly Reporting Date" shall have the meaning assigned to such term in clause (v) of Section 5.01(d).

"Moody's" means Moody's Investors Service, Inc., together with its successors.

"Multiemployer Plan" means at any time an employee pension benefit plan within the meaning of Section 4001(a)(3) of ERISA to which any member of the ERISA Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions, including for these purposes any Person which ceased to be a member of the ERISA Group during such five-year period.

"Notice of Borrowing" shall have the meaning assigned to such term in Section 2.02(a).

"Notice of Exclusive Control" means a notice in substantially the form of Annex A to the Control Agreement.

"OECD Country" means any country which is a member of the Organization for Economic Cooperation and Development and which has a sovereign credit rating for "foreign currency" of at least "AA-" and "Aa3" from S&P and Moody's, respectively.

"Other Taxes" shall have the meaning assigned to such term in Section 9.03(b).

"Percentage" of any Secondary Lender means, (a) with respect to Citibank, the percentage set forth on the signature page to this Agreement, or such amount as reduced by any Assignment and Acceptance entered into with an Eligible Assignee, or (b) with respect to a Secondary Lender that has entered into an Assignment and Acceptance, the amount set forth therein as such Secondary Lender's Percentage, or such amount as reduced by an Assignment and Acceptance entered into between such Secondary Lender and an Eligible Assignee.

"Permitted Debt Securities" means (i) commercial paper notes rated at least "A-1" by S&P, or at least "P-1" by Moody's or the equivalent of such ratings by another nationally recognized rating agency, (ii) medium-term notes rated at least "A" by S&P, "A" by Moody's or the equivalent of such ratings by another nationally recognized rating agency, (iii) time deposits or certificates of deposit issued by a Person which is rated at least "A" by S&P, "A" by Moody's or the equivalent of such ratings by another nationally recognized rating agency, or (iv) such other debt securities as the Borrower has confirmed in writing are eligible, in accordance with the terms of the Trust Agreement, to be included in the Trust Portfolio.

"Permitted Liens" means in respect of any Person, Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or being diligently contested in good faith by appropriate actions and for which adequate reserves in accordance with GAAP shall have been set aside on such Person's books.

"Person" means an individual or a corporation (including a business trust), partnership, trust, incorporated or unincorporated association, joint stock company, limited liability company, government (or an agency or political subdivision thereof) or other entity of any kind.

"Plan" means at any time an employee pension benefit plan (other than a Multiemployer Plan) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and either (i) is maintained, or contributed to, by any member of the ERISA Group for employees of any member of the ERISA Group or (ii) has at any time within the preceding five years been maintained, or contributed to, by any Person which was at such time a member of the ERISA Group for employees of any Person which was at such time a member of the ERISA Group.

"Post-Default Rate" means in respect of all amounts payable to any Secured Party under any Program Document not paid when due (whether at stated maturity, by acceleration or otherwise), including, without limitation, the principal and Yield on any Advance not paid when due, a rate per annum during the period commencing on the due date until such amount is paid in full equal to the Base Rate as in effect from time to time plus two percent (2.00%).

"Principal Component" means as of any Conveyance Date (i) in respect of any outstanding debt security issued by a Lender or a Secondary Lender on a discount basis, the excess of the unpaid face amount of such debt security over the Interest Component thereof, and (ii) in respect of any outstanding debt security issued by a Lender or a Secondary Lender on an interest-bearing basis, the unpaid principal amount of such debt security.

"Principal Office" means the principal office of Citibank located at 399 Park Avenue, New York, New York or at such other location as the Agent shall designate in writing to the Borrower.

"Private Authorizations" means all franchises, permits, licenses, approvals, consents and other authorizations of all Persons (other than Authorities) including, without limitation, those with respect to trademarks, service marks, trade names, copyrights, computer software programs, technical and other know-how and shareholder approvals.

"Proceeds" shall have, with reference to any asset or property, the meaning assigned to it under the UCC and, in any event, shall include, but not be limited to, any and all amounts from time to time paid or payable under or in connection with such asset or property.

"Product Information" shall have the meaning assigned to such term in Section 9.09(a).

"Program Documents" means this Agreement, the Advance Notes, the Custodial Agreement, the Control Agreement, the Fee Letter and the other agreements, documents and instruments entered into or delivered in connection herewith or therewith.

"Program Termination Date" means the later to occur of (i) the Secondary Lender Termination Date, and (ii) the date that all Secured Obligations have been finally paid in full; provided, however, that if any payment in respect of any Secured Obligation must be rescinded or returned for any reason whatsoever (including the insolvency or bankruptcy of the Borrower) such Secured Obligation shall be deemed to be reinstated as though such payment had not been made and the Program Termination Date shall be deemed to have not occurred.

"Qualified Institution" means a bank or trust company organized under the laws of the United States of America or any state thereof, or the District of Columbia, which (a) has a long-term unsecured debt rating of at least "A-" (or the equivalent) from S&P and at least "A1" from Moody's, and (b) after such entity becomes a party to the Control Agreement or the Custodial Agreement, has not failed to perform or observe any term, covenant or agreement on its part to be performed or observed under the Custodial Agreement or the Control Agreement, if such failure could reasonably be expected to give rise to a Material Adverse Effect, and such failure has continued for twenty (20) days after the Borrower had actual knowledge of such failure.

"Regulation T" means Regulation T of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Regulation X" means Regulation X of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Related XLReB Asset" means (a) in respect of any outstanding Advance funded and maintained by a Conduit Lender, an outstanding commercial paper note issued by such Conduit Lender which (i) is beneficially owned by the Borrower, and (ii) has a maturity date which is not more than thirty-five (35) days after the issuance date of such commercial paper note, and (b) in respect of any outstanding Advance maintained by a Lender (other than a Conduit Lender) or a Secondary Lender, a time deposit or certificate of deposit or other similar debt obligations issued by such Lender or Secondary Lender which is beneficially owned by the Borrower and approved of in writing by the applicable Lender or Secondary Lender for purposes of Section 9.12.

"Requested Amount" shall have the meaning assigned to such term in Section 2.02(a).

"Required Ratings" means in respect of the Borrower, a financial strength rating from both S&P and Moody's of at least "BBB+" and "Baa1", respectively; provided, however, that if the Borrower is not rated by S&P or Moody's, the Borrower shall have a rating equivalent of at least such Required Rating, as determined by the Agent in the exercise of its reasonable discretion.

"Responsible Officer" means with respect to any Person, such Person's president or any one of its vice presidents, its treasurer or any one of its assistant treasurers; provided, however, that solely with respect to the Borrower's obligations under Section 5.01(d)(v), the term Responsible Officer shall be deemed to include any officer of XL Capital Ltd or XL Investment Management Ltd specified as an authorized representative of the Borrower in the most recent incumbency certificate of the Borrower delivered to the Agent.

"S&P" means Standard & Poor's Ratings Group, together with its successors.

"SAP" means accounting practices prescribed or permitted by the Minister (or other similar authority) in Bermuda for the preparation of annual statements and other financial reports by insurance corporations of the same type as the Borrower.

"SEC" means the Securities and Exchange Commission or any other governmental authority of the United States of America at the time administering the Securities Act, the Investment Company Act or the Exchange Act.

"Secondary Lender Commitment" means (a) with respect to Citibank, an amount equal to the Available Total Commitment, as such amount shall be reduced by any Assignment and Acceptance entered into between Citibank and an Eligible Assignee, or (b) with respect to a Secondary Lender that has entered into an Assignment and Acceptance, the amount set forth therein as such Secondary Lender's "Secondary Lender Commitment", in each case as such amount may be reduced by an Assignment and Acceptance entered into between such Secondary Lender and an Eligible Assignee, and as may be further reduced (or terminated) pursuant to the next sentence. Any reduction (or termination) of the Available Total Commitment pursuant to the terms of this Agreement shall reduce ratably (or terminate) each Secondary Lender's Secondary Lender Commitment.

"Secondary Lenders" means Citibank and each Eligible Assignee that becomes a party to this Agreement pursuant to Section 9.06.

"Secondary Lender Stated Expiration Date" means February 23, 2004, unless, prior to such date (or the date so extended pursuant to this clause), upon the Borrower's request, made not more than ninety (90) days nor less than thirty (30) days prior to the then current Secondary Lender Stated Expiration Date, one or more Secondary Lenders having 100% of the Available Total Commitment shall in their sole discretion consent, which consent shall be given within ten (10) days after such Secondary Lender's receipt of such extension request (the date any such consent is given, the "Extension Date"), to the extension of the Secondary Lender Stated Expiration Date to the date occurring 364 days after such Extension Date; provided, however, that any failure of any Secondary Lender to respond to the Borrower's request for such extension shall be deemed a de nial of such request.

"Secondary Lender Termination Date" means the date which is the earliest to occur of (i) the Secondary Lender Stated Expiration Date, and (ii) the date on which the Available Total Commitment shall terminate pursuant to Section 2.10 or Section 6.01.

"Secured Obligations" means all indebtedness, whether absolute, fixed or contingent, at any time or from time to time payable to or for the benefit of any Secured Party under or in connection with this Agreement, the Advance Notes, the Control Agreement or any other Program Document, including without limitation, all amounts payable by the Borrower in respect of the Advances, with interest thereon, the amounts payable under Sections 2.02(a), 2.05, 2.06, 2.07, 2.08, 2.09, 2.12, 2.13, 7.04(b), 9.03, 9.04 and 9.16 of this Agreement.

"Secured Parties" means the Agent, each Lender, each Secondary Lender, together with each of their respective successors and assigns.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provisions shall be deemed to be a reference to any successor statutory or regulatory provision.

"Securities System" shall have the meaning assigned to such term in Section 2(a) of the Control Agreement.

"Settlement Date" means the date which is two (2) Business Days after the end of each Settlement Period.

"Settlement Period" means in respect of any Advance:

(a) in the case of any Settlement Period in respect of which Yield is computed by reference to the Lender Rate, the period beginning on the date such Advance was made and ending on but not including the twentieth (20th) day following the calendar quarter in which such Advance was made and thereafter each successive period commencing on the twentieth (20th) day following the first day of each calendar quarter during the term of this Agreement and ending on the twentieth (20th) day following the last day of such calendar quarter during the term of this Agreement; provided, however, that in the case of any Settlement Period for any Advance which commences before the Maturity Date for such Advance and would otherwise end on a date occurring after such Maturity Date, such Settlement Period shall end on such Maturity Date and the duration of each Settlement Period which commences on or after the Maturity Date for such Advance may be any period (including, without limitation, a period of one day) as shall be selected from time to time by the Agent;

(b) in the case of any Settlement Period in respect of which Yield is computed by reference to the Eurodollar Rate, the period beginning on the date such Advance was made and ending on the twentieth (20th) day following the last day of the calendar quarter in which such Advance was made and thereafter each successive period commencing on the twentieth (20th) day following the first day of each calendar quarter during the term of this Agreement and ending on but not including the twentieth (20th) day following the last day of such calendar quarter during the term of this Agreement; provided, however, that any Settlement Period which is other than the quarterly Settlement Period shall be of such duration as shall be selected by the Agent; and

(c) in the case of any Settlement Period in respect of which Yield is computed by reference to the Alternate Base Rate, such Settlement Period shall be of such duration as shall be selected by the Agent.

"Stable Value Instrument" means any insurance, derivative or similar financial contract or instrument designed to mitigate the volatility of returns during a given period on a specified portfolio of securities held by one party (the "Customer") through the commitment of the other party (the "SVI Provider") to provide the Customer with a credit rate of return on the portfolio, typically determined through an interest-crediting mechanism; in exchange, the SVI Provider typically receives a fee.

"Subject Entity" shall have the meaning assigned to such term in Section 9.04(c).

"Subsidiary" means, with respect to any Person, at any date, any corporation, partnership, limited liability company or other entity which is directly or indirectly controlled by such Person or in respect of which at least 51% of the outstanding shares of capital stock having ordinary voting power or other equity or partnership interests having ordinary voting power is at the time, directly or indirectly, owned by such Person, including, without limitation, any subsidiaries which are consolidated with such Person in accordance with GAAP or the generally accepted accounting principals of the applicable jurisdiction in effect from time to time. The terms "control," "controlling," "controlled" and the like mean the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person or the disposition of its assets or p roperties, whether through ownership, by contract, arrangement or understanding, or otherwise.

"Taxes" shall have the meaning assigned to such term in Section 9.03(a).

"Total Commitment" means $500,000,000.

"Trust Account" shall have the meaning assigned to such term in Section 2.1 of the Trust Agreement.

"Trust Agreement" means the Trust Agreement effective as of February 25, 2003 among the Cedant, the Borrower and the Trustee, as the same may from time to time be amended, supplemented, waived or modified as permitted under this Agreement.

"Trustee" means Mellon Bank, N.A., London Branch, as trustee under the Trust Agreement, together with its permitted successors and assigns.

"Trustee Activity Reports" shall mean the reports required pursuant to Section 6(e) of the Trust Agreement.

"Trust Portfolio" means all cash and Assets (i) deposited in or credited to the Trust Account, or otherwise held by the Trustee under the Trust Agreement, or (ii) deposited in or credited to any Cedant's Security Account.

"UCC" means the Uniform Commercial Code, as from time to time in effect in the applicable jurisdictions.

"U.S. Government Securities" means any securities which are direct obligations of, or obligations the principal and interest on are unconditionally guaranteed by, the United States of America.

"Yield" means for each Advance for each Settlement Period:

(i) for each day during such Settlement Period to the extent such Advance will be funded on such day by a Conduit Lender through the issuance of promissory notes,

$$\frac{LR \times P}{360} + LF$$

(ii) for each day during such Settlement Period to the extent such Advance will be funded on such day by the Secondary Lenders or the Lenders, other than a Conduit Lender,

$$\frac{AR \times P}{360} + LF$$

where:

AR = the Assignee Rate for such Advance for such Settlement Period

P = the outstanding principal amount of such Advance on such day

LR = the Lender Rate for such Advance on such day

LF = the Liquidation Fee, if any, for such Advance accrued on such day;

provided, further, that Yield for any Advance shall not be considered paid by any distribution to the extent that at any time all or a portion of such distribution is rescinded or must otherwise be returned for any reason.

SECTION 1.02 Rules of Construction.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires: (i) singular words shall connote the plural as well as the singular, and vice versa (except as indicated), as may be appropriate; (ii) the words "herein," "hereof" and "hereunder" and other words of similar import used in this Agreement refer to this Agreement as a whole and not to any particular appendix, article, schedule, section, paragraph, clause, exhibit or other subdivision; (iii) the headings, subheadings and table of contents set forth in this Agreement are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect the meaning, construction or effect of any provision hereof; (iv) references in this Agreement to "including" shall mean, including, without limit ing, the generality of any description preceding such term, and for purposes hereof the rule of ejusdem generis shall not be applicable to limit a general statement, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned; and (v) each of the parties to this Agreement and its counsel have reviewed and revised, or requested revisions to, this Agreement, and the usual rule of construction that any ambiguities are to be resolved against the drafting party shall be inapplicable in the construction and interpretation of this Agreement.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP or SAP, as the context requires, each as in effect from time to time; provided, that, if the Borrower notifies the Agent that it requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or SAP, as the case may be, or in the application thereof on the operation of such provision (or if the Agent notifies the Borrower that the Conduit Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or SAP, as the case may be, or in the application thereof, then such provision shall be interpreted on the basis of GAAP or SAP, as the case may be, as in effect and applied immediately before such chan ge shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

SECTION 1.03 Computation of Time Periods.

Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" both mean "to but excluding".

ARTICLE II.
ADVANCES TO THE BORROWER

SECTION 2.01 Advance Facility.

On the terms and conditions hereinafter set forth, including without limitation, Sections 3.01 and 3.02, the Conduit Lenders may, in their sole discretion, make Advances to the Borrower on any Borrowing Date from the date hereof to the Lender Termination Date. On the terms and conditions hereinafter set forth, including without limitation, Sections 3.01 and 3.02, and during the period from the date hereof to the Secondary Lender Termination Date, the Secondary Lenders shall make Advances to the Borrower, ratably in accordance with their respective Secondary Lender Commitments, to the extent that the Conduit Lenders have determined not to make or shall have failed to make Advances on any Borrowing Date in an aggregate principal amount equal to the Requested Amount. Under no circumstances shall any Conduit Lender or any Secondary Lender be obligated to make an Advance on any Borrowing Date, to the extent that aft er giving effect to the making of such Advance and all other Advances to be made on such Borrowing Date, the aggregate principal amount of all outstanding Advances would exceed the Available Total Commitment.

SECTION 2.02 Making of Advances.

(a) The Borrower shall give the Agent written notice (which notice shall be irrevocable and effective only upon receipt by the Agent) of each request for a borrowing (each such request a "Notice of Borrowing") not later than 12:00 noon (New York City time) on the day which is two (2) Business Days prior to the proposed borrowing date, which notice shall specify (i) the proposed borrowing date therefor (each such date, a "Borrowing Date"), and (ii) the principal amount of the proposed borrowing (the "Requested Amount"). Any such Notice of Borrowing shall be substantially in the form of Exhibit B hereto, dated the date such request is being made, signed by a Responsible Officer of the Borrower and otherwise appropriately completed. The Requested Amount shall be in a principal amount of at least $5,000,000 and in integral multiples of $100,000 in e xcess thereof. During the period prior to the Lender Termination Date, each Conduit Lender shall promptly notify the Agent whether it has determined to make a proposed Advance and, if so the principal amount of such Advance and the Agent shall promptly thereafter notify the Borrower (i) if the full amount of the Requested Amount will not be made by the Conduit Lenders, and (ii) of the principal amount, if any, of the Advance to be made by each Conduit Lender. If the Conduit Lenders have determined not to make the Advances in a principal amount equal to the full Requested Amount, the Agent shall promptly send notice of the proposed borrowing to all of the Secondary Lenders concurrently specifying the Borrowing Date for such borrowing, each Secondary Lender's Percentage multiplied by the Requested Amount not funded by the Conduit Lenders and whether the Yield for such Advances shall be calculated based on the Eurodollar Rate or the Alternate Base Rate. On any Borrowing Date the Conduit Lenders or the Seco ndary Lenders shall, subject to the terms and conditions of this Agreement, remit to the payment account specified in the applicable Notice of Borrowing their respective portions of the Requested Amount in immediately available funds. To the extent not covered by Section 2.08, the Borrower shall indemnify the Conduit Lenders, each Secondary Lender and the Agent against any loss (other than lost profits) or reasonable expense incurred by them as a result of any failure by the

Borrower to accept any Advance requested in a Notice of Borrowing or as a result of the failure of the Borrower to receive any Advance requested in a Notice of Borrowing as a result of the failure of any condition precedent to the making of such Advance to be satisfied, including, without limitation, any such loss or expense incurred by reason of the liquidation or reemployment of funds acquired or requested to fund such Advance.

(b) The parties hereto agree that on the Lender Termination Date so long as no Default or Event of Default shall have occurred and be continuing on such date, and subject to the other terms and conditions of this Agreement (other than the obligation to deliver a Notice of Borrowing), the Secondary Lenders shall make Advances (the "Committed Advances") on such date in an aggregate principal amount equal to the outstanding principal amount of the Advances funded by the Lenders, unless on or prior to the second Business Day preceding the Lender Termination Date the Borrower has delivered a written notice to the Agent stating that it has elected not to receive such Committed Advance. Notwithstanding anything in this Agreement to the contrary, the principal amount of such Committed Advances shall be made ratably by the Secondary Lenders to the Agent's Account and shall constitute a pa yment in full by the Borrower in respect of the outstanding principal amount of the Advances maturing on the Lender Termination Date and shall be applied by the Agent on the Lender Termination Date to the outstanding principal amount of the Advances funded by the Lenders.

SECTION 2.03 Noteless Agreement; Evidence of Indebtedness.

(a) The Lenders and each Secondary Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to it, resulting from each Advance of such Lender or such Secondary Lender to the Borrower from time to time, including the amounts of principal and Yield thereon and paid to such Lender or such Secondary Lender, as applicable, from time to time hereunder.

(b) The Agent shall maintain accounts in which it will record (i) the amount of each Advance made hereunder to the Borrower and the Settlement Period with respect thereto, (ii) the amount of any principal and Yield due and payable or to become due and payable from the Borrower to each Lender and each applicable Secondary Lender hereunder, and (iii) the amount of any sum received by the Agent hereunder from the Borrower and each applicable Lender's and each applicable Secondary Lender's share thereof.

(c) The entries maintained in the accounts maintained pursuant to paragraphs (a) and (b) above shall be rebuttable presumptive evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of the Agent, any Lender or any Secondary Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Secured Obligations in accordance with their terms.

(d) Any Lender and any Secondary Lender may request that its Advances to the Borrower be evidenced by an Advance Note. In such event, the Borrower shall promptly prepare, execute and deliver to such applicable Lender or such applicable Secondary Lender, as applicable, an Advance Note payable to the order of such Lender or such Secondary Lender, as applicable. Thereafter, the Advances evidenced by such Advance Note and interest thereon shall at all times (including after any assignment pursuant to Section 9.06) be represented by one or more Advance Notes payable to the order of the payee named therein or any assignee pursuant to Section 9.06, except to the extent that any Lender, any applicable Secondary Lender or any such assignee subsequently returns any such Advance Note for cancellation and requests that such Advances once again be evidenced as described in paragraphs (a) and (b) above. In connection with any assignment pursuant to Section 9.06, if such assigning Secondary Lender shall have an Advance Note issued to it, such assigning Secondary Lender shall promptly return its Advance Note to the Agent marked "cancelled".

SECTION 2.04 Maturity of the Advances.

It is understood and agreed that the principal amount of and the unpaid Yield on each outstanding Advance shall be due and payable on the Maturity Date for such Advance.

SECTION 2.05 Prepayment of the Advances.

(a) It is understood and agreed that the Borrower shall have the right at any time and from time to time, upon not less than one (1) Business Day's prior written or telephonic notice (in the case of telephonic notice, promptly confirmed in writing) to the Agent specifying the date and amount of such prepayment, to prepay all or a portion of the outstanding Advances, together with unpaid Yield thereon, on a Business Day without payment of any penalty or premium other than any Liquidation Fee or any amount payable under Section 2.08; provided, that any such prepayment, if a partial prepayment, shall be an integral multiple of $100,000 with a minimum amount of $5,000,000.

(b) If on any Business Day the Borrowing Base Test or the Asset Coverage Test is not fully complied with, the Borrower shall on such Business Day notify the Agent of such failure to comply, and as promptly as possible (and in any event within two (2) Business Days) either (i) prepay Advances (and pay Yield thereon) without payment of any penalty or premium other than any Liquidation Fee or any amount payable under Section 2.08, and/or (ii) pledge to the Agent additional Borrowing Base Eligible Assets in an amount necessary to cause the Borrowing Base Test and the Asset Coverage Test to be fully complied with on such Business Day.

(c) The amount of each prepayment under this Section 2.05 shall be applied ratably to the Advances of each Lender and each Secondary Lender in the order in which such Advances were made, provided, however, that the amount of such prepayment shall be applied first to any outstanding Advances in respect of which Yield is computed by reference to the Alternate Base Rate and then applied to any outstanding Advances in respect of which Yield is computed by reference to the Eurodollar Rate.

SECTION 2.06 Yield.

The Borrower hereby agrees to pay the Yield computed with reference to the principal amount of each Advance outstanding from time to time. Yield accruing in respect of any Advance for any Settlement Period shall be due and payable on the Settlement Date immediately succeeding such Settlement Period and as required by Section 2.05. It is the intention of the parties hereto that the Yield on the Advances shall not exceed the maximum rate permissible under applicable law. Accordingly, anything herein or in any Advance Note to the contrary notwithstanding, in the event any Yield is charged to, collected from or received from or on behalf of the Borrower by the Lenders or the Secondary Lenders pursuant hereto or thereto in excess of such maximum lawful rate, then the excess of such payment over that maximum shall be applied first to the payment of amounts owing by the Borrower to the Lenders, the Secondary Lenders and the Agent under the Program Documents (other than in respect of principal and Yield on Advances) and then to the reduction of the outstanding principal balance of the Advances.

SECTION 2.07 Increased Costs.

(a) If, due to either (i) the introduction of or any change (other than any change by way of imposition or increase of reserve requirements reflected in the Eurodollar Rate Reserve Percentage) in or in the interpretation of any Applicable Law or (ii) the compliance with any guideline or request from any central bank or other Authority (whether or not having the force of law, but, if not having the force of law, which is generally applicable to and complied with by banks or financial institutions of the same general type as such Affected Person), there shall be any increase in the cost to any Affected Person of agreeing to make or making, funding or maintaining Eurodollar Rate Advances to the Borrower, then the Borrower shall from time to time, upon demand by a Lender or such Affected Person pay to the Agent for the account of such Affected Person additional amounts (without duplicatio n of any other amounts payable hereunder) sufficient to compensate such Affected Person for such increased cost. In determining such amount, such Affected Person may use any reasonable averaging and attribution methods, consistent with the averaging and attribution methods generally used by such Affected Person in determining amounts of this type with respect to other borrowers. A certificate setting forth in reasonable detail such amounts submitted to the Borrower by such Affected Person shall be conclusive and binding for all purposes, absent manifest error.

(b) If (i) the introduction of, change in or in the interpretation of any Applicable Law after the Closing Date, or (ii) the adoption after the Closing Date of any guideline or the issuance after the Closing Date of any request from any Authority and compliance therewith (whether or not having the force of law, but, if not having the force of law, which is generally applicable to and complied with by banks or financial institutions of the same general type of such Affected Person) affects or would affect the amount of capital required to be maintained by such Affected Person and that the amount of such capital is increased by or based upon the existence of such Affected Person's commitment under the Program Documents or any Asset Purchase Agreement or upon such Affected Person's making, funding or maintaining Advances, then, promptly upon demand of such Affected Person (with a copy of such demand to the Agent), the Borrower shall immediately pay to the Agent for the account of such Affected Person, from time to time as specified by such Affected Person, additional amounts sufficient to compensate such Affected Person in light of the circumstances. A certificate setting forth in reasonable detail such amounts submitted to the Borrower by such Affected Person shall be conclusive and binding for all purposes, absent manifest error.

(c) The Affected Person agrees to use reasonable efforts to advise the Borrower promptly of the occurrence of any circumstances giving rise to a claim for reimbursement pursuant to the foregoing Sections 2.07(a) or 2.07(b), but the failure to do so shall not affect or impair the Borrower's obligations thereunder. The Affected Person further agrees that amounts payable as specified in Sections 2.07(a) or 2.07(b) by the Borrower specified in any certificate referenced in Sections 2.07(a) and 2.07(b) shall be limited to amounts accrued or incurred by such Affected Person during the one hundred and eighty (180) day period preceding the Affected Person's delivery to the Borrower of such certificate.

(d) The Affected Person agrees that, upon the occurrence of any event giving rise to additional amounts pursuant to Sections 2.07(a) or 2.07 (b), it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of the Affected Person) to designate a different lending office; provided, however, that such designation is made on such terms that the Affected Person and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding future consequence of the event giving rise to the operation of any such Section. If such increased costs are not eliminated by any such designation and the applicable Affected Person does not waive payment of such additional amounts, the Agent, may at its sole discretion within sixty (60) days, recommend to the Borrower a replacement Lender or Secondary Lender, as the case may be, n ot so affected. If after the sixty (60) day period described in the preceding sentence a replacement Lender or Secondary Lender, as the case may be, has not been procured, the Borrower may propose a replacement Lender or Secondary Lender, as the case may be, not so affected and, upon approval of the Agent, the Affected Person shall assign its interests hereunder to such a replacement Lender or Secondary Lender, as the case may be. The parties hereby agree that unless and until the Affected Person to be replaced (i) is paid in full for all amounts due and owing hereunder and under any other Program Document, and (ii) enters into assignment documents with the replacement Lender or Secondary Lender, as the case may be, which are reasonably satisfactory to such Affected Person, it shall have no obligation to assign any of its rights and interests hereunder. Each such Affected Person agrees to take all actions necessary to permit a replacement to succeed to its rights and obligations hereunder. The Borr ower agrees to pay all reasonable expenses incurred by the Affected Person in utilizing another lending office of the Affected Person or in assigning its interest pursuant to this Section 2.07(d). Nothing in this Section 2.07(d) shall affect or postpone any of the obligations of the Borrower or the rights of the Affected Person elsewhere herein.

SECTION 2.08 Compensation.

The Borrower shall compensate each Affected Person, upon its written request (which request shall set forth the basis for requesting such amounts), for all reasonable losses (excluding lost profits), expenses and liabilities (including, without limitation, any interest paid by such Affected Person to lenders of funds borrowed by it to make or carry its Eurodollar Rate Advances and any loss (excluding lost profits) sustained by such Affected Person in connection with the re-employment of such funds), which such Affected Person may sustain (other than losses and expenses for which the Borrower has compensated the Lenders or the Secondary Lenders through the payment of a Liquidation Fee): (i) if for any reason (other than a default by such Affected Person) a borrowing of any Eurodollar Rate Advance by the Borrower does not occur on a date specified therefor in the Notice of Borrowing (whether or no t withdrawn), (ii) if any prepayment of any of the Borrower's Eurodollar Rate Advances occurs on a date which is not the last day of a Settlement Period applicable thereto, (iii) if any prepayment of any of the Borrower's Eurodollar Rate Advances is not made on any date specified in a notice of prepayment given by the Borrower, or (iv) as a consequence of any other default by the Borrower to repay its Eurodollar Rate Advances when required by the terms of this Agreement.

SECTION 2.09 Additional Yield on Eurodollar Rate Advances.

So long as any Affected Person shall be required under regulations of the Board of Governors of the Federal Reserve System to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency Liabilities, the Borrower shall pay (without duplication of any other amounts payable hereunder) to such Affected Person Eurodollar Additional Yield on the principal amount of each outstanding Eurodollar Rate Advance on each date on which Yield is payable on such Eurodollar Rate Advance. Such Eurodollar Additional Yield shall be determined by such Affected Person and notified to the Borrower through the Agent within thirty (30) days after any payment is made with respect to which such additional Yield is requested. A certificate as to such Eurodollar Additional Yield submitted to the Borrower and the Agent shall be conclusive and binding for all purposes, absent manifest error.

SECTION 2.10 Termination or Reduction of the Available Total Commitment.

The Borrower may at any time, upon thirty (30) days' prior written notice to the Agent terminate in whole or reduce in part the unused portion of the Available Total Commitment; provided, that each such partial reduction of the Available Total Commitment shall be in an amount equal to at least $5,000,000 or an integral multiple thereof; provided, that the Borrower may terminate in whole the unused portion of the Available Total Commitment upon one (1) Business Day's prior written notice to the Agent if a Responsible Officer of the Borrower certifies to the Agent that it can no longer take offsetting accounting treatment as contemplated by the FIN 39 interpretation of ABP Opinion No. 10 and FASB Statement 105 for its obligations in respect of the outstanding principal amount of the Advances maintained by the Lenders and Secondary Lenders. Notwithstanding the foregoing, in no eve nt shall any termination or reduction pursuant to this Section 2.10 of the unused portion of the Available Total Commitment become effective prior to the last stated maturity date of any commercial paper note which was conveyed to any Conduit Lender pursuant to Section 9.12.

SECTION 2.11 Rescission or Return of Payment.

The Borrower further agrees that, if at any time all or any part of any payment theretofore made by it to any Secured Party or their designees is or must be rescinded or returned for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of the Borrower or any of its Affiliates), the obligation of the Borrower to make such payment to such Secured Party shall, for the purposes of this Agreement, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence and this Agreement shall continue to be effective or be reinstated, as the case may be, as to such obligations, all as though such payment had not been made.

SECTION 2.12 Fees Payable by Borrower.

The Borrower agrees to pay the Agent such fees as are set forth in the Fee Letter.

SECTION 2.13 Post Default Interest.

The Borrower hereby promises to pay interest on the unpaid principal amount of each Advance and any other amount payable by the Borrower hereunder, in each case, which shall not be paid in full when due, for the period commencing on the due date thereof until but not including the date the same is paid in full at the Post-Default Rate. Interest payable at the Post-Default Rate shall be payable on the Agent's demand.

SECTION 2.14 Payments.

(a) Subject to Section 9.12, all amounts owing and payable to the Secured Parties under the Program Documents, including, without limitation, the principal amount of outstanding Advances, Yield, fees, expenses and indemnities, shall be paid in Dollars, in immediately available funds on or prior to 11:00 a.m. (New York City time) on the date due without counterclaim, setoff, deduction, defense, abatement, suspension or deferment to the Agent's Account. Any payment paid after 11:00 a.m. (New York City time) on any day shall be deemed to have been made on the next Business Day for all purposes of this Agreement.

(b) All computations of interest at the Post-Default Rate and all computations of Yield, fees and other amounts payable by the Borrower hereunder shall be made on the basis of a year of 360 days for the actual number of days elapsed. Whenever any payment or deposit to be made hereunder shall be due on a day other than a Business Day, such payment or deposit shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of such payment or deposit.

(c) Subject to Sections 7.03 and 9.12, upon receipt of funds from the Borrower deposited into the Agent's Account, the Agent shall distribute such funds, first to the Lenders and the Secondary Lenders on a pro rata basis in accordance with such amounts due and owed to each Lender and each Secondary Lender in payment of all accrued and unpaid Yield due and owing to the Lenders and Secondary Lenders, second to the Secured Parties in payment of any other fees or other amounts due and owed to the Secured Parties in respect of the Secured Obligation on a pro rata basis in accordance with such amounts due and owed to each Secured Party under this Agreement and the other Program Documents (other than in respect of the principal amount of the Advances), and third to the payment of the principal amount of the Advances owing to each Lender and each Secondary Lender on a pro rata basis in accordance with such amounts owed to each such Lender and Secondary Lender.

(d) If the Borrower conveys a Related XLReB Asset which constitutes a commercial paper note of a Conduit Lender (a "Related CP Note") pursuant to Section 9.12, the Accrued Value of its Related CP Note as of such Conveyance Date will be applied to the outstanding principal amount of and the accrued and unpaid Yield on the related Advance of such Conduit Lender (the "Related Conduit Advance") on the date which is the earlier to occur of (i) the stated maturity date of such Related CP Note, and (ii) the date such Related CP Note is resold by or on behalf of such Conduit Lender; provided, however, that for purposes of computing the Borrowing Base Test, the Asset Coverage Test, any Liquidation Fee, breakage costs and the fees payable under the Fee Letter, the Accrued Value of such Related CP Note shall be deemed to have been applied to the outstanding prin cipal amount of and accrued and unpaid

Yield of such Related Advance in accordance with Section 9.12(a) as of the Conveyance Date of such Related CP Note. For the avoidance of doubt, the parties hereto acknowledge that (i) nothing in this clause (d) shall alter or affect the obligations, rights or liabilities of the Borrower under any other provision of the Program Documents including Section 9.12, and (ii) to the extent that the aggregate Accrued Value of the Related CP Notes conveyed on any Conveyance Date is sufficient to fully discharge the outstanding principal and Yield on the Related Conduit Advance as of the Conveyance Date of such Related CP Notes, such Conduit Lender shall have no recourse against the Borrower for the principal and Yield in respect of such Related Conduit Advance and shall look solely to such Related CP Notes for the payment of the principal amount of and the Yield accrued and to accrue on such Related Conduit Advance. Notwithstanding anything to the contrary in this clause (d), the Borrower's obligation to repay the outstanding principal balance of any Related Conduit Advance (or portion thereof) and the accrued Yield thereon shall, as of the Conveyance Date of the Related CP Notes conveyed, be discharged and satisfied to the extent of the aggregate Accrued Value of such Related CP Notes which are conveyed in respect of such Related Conduit Advance free and clear of Adverse Claims in accordance with Section 9.12(b).

SECTION 2.15 Borrower's Obligations Absolute.

Subject to the provisions of Section 9.12, the Borrower's obligations under this Agreement and under the other Program Documents shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms hereof and thereof, under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment which the Borrower or any other Person may have or have had against the Agent, any Lender, any Secondary Lender or any other Person.

ARTICLE III.
CONDITIONS PRECEDENT

SECTION 3.01 Conditions Precedent to the Effectiveness of this Agreement.

The effectiveness of this Agreement and any Lender's and any Secondary Lender's obligations hereunder shall be subject to the conditions precedent that the Agent shall have received the following, each (unless otherwise indicated) in form and substance reasonably satisfactory to the Agent in sufficient copies for the Lenders and the Secondary Lenders:

(a) the Trust Agreement and each of the Program Documents duly executed and delivered by the parties thereto, which shall each be in full force and effect;

(b) the signed opinions of counsel to the Borrower addressed to the Agent, each Lender and each Secondary Lender as to such matters as the Agent shall have reasonably requested;

(c) if requested by a Conduit Lender or Citibank on or prior to the Closing Date, an Advance Note duly executed and completed by the Borrower to such Conduit Lender or Citibank, as applicable;

(d) all Governmental Authorizations, Private Authorizations and Governmental Filings, if any, which may be required to be obtained or made by the Borrower in connection with the transactions contemplated by any Program Document or the Trust Agreement;

(e) a certificate of a Responsible Officer of the Borrower certifying (i) as to its certificate of incorporation, by-laws or other organizational documents, (ii) as to the resolutions of its Board of Directors approving the Program Documents to which it is a party and the transactions contemplated thereby, (iii) that its representations and warranties set forth in the Program Documents to which it is a party are true and correct, (iv) to the best of its knowledge no Default or Event of Default has occurred and is continuing, and (v) the incumbency and specimen signature of each of its officers authorized to execute the Program Documents to which it is a party;

(f) the Agent shall have received time stamped receipt copies or other confirmation of submission for filing) of UCC-1 financing statements duly filed on or before the date hereof under the UCC in the District of Columbia in order to perfect the security interest of the Agent on behalf of the Secured Parties in the Assigned Collateral, each of which shall be in form, scope and substance satisfactory to the Agent;

(g) proper termination financing statements, if any, necessary to release all Adverse Claims of any Person in any of the Assigned Collateral of the Borrower previously granted by the Borrower;

(h) completed requests for information, dated on or before the date of such initial transfer and all other effective financing statements filed in the jurisdiction referred to in subsection (f) above that name the Borrower as debtor, together with copies of such other financing statements (none of which shall cover any of the Assigned Collateral);

(i) evidence that the charges granted under this Agreement in respect of the Assigned Collateral have been duly registered in Bermuda in the office of Registrar of Companies pursuant to the provisions of the Companies Act 1981, in order to ensure that no Person can have priority over the Agent's charge in the Assigned Collateral;

(j) the fees to be received by it on or prior to the Closing Date under the Fee Letter; and

(k) from the Borrower, such other instruments, certificates and documents as the Agent shall have reasonably requested, all in form and substance reasonably satisfactory to the Agent.

SECTION 3.02 Conditions Precedent to All Advances.

The obligation of the Lenders and the Secondary Lenders to make any Advance on any Borrowing Date (including on the initial Borrowing Date) shall be subject to the fulfillment of the following conditions:

(a) each of the representations and warranties of the Borrower contained in this Agreement and the other Program Documents shall be true and correct in all material respects and shall continue to be true immediately after giving effect to such Advance;

(b) no Default or Event of Default shall have occurred and be continuing or shall result from the making of such Advance;

(c) the conditions precedent set forth in Section 3.01 shall have been fully satisfied;

(d) immediately after giving effect to such Advance each of the Borrowing Base Test and the Asset Coverage Test shall be fully complied with;

(e) immediately after the making of any such Advance, the aggregate outstanding principal amount of all Advances shall not exceed the Available Total Commitment; and

(f) a pro-forma Investor Report based on the most recent month end valuations, which shall evidence compliance with the Borrowing Base Test, the Asset Coverage Test and the other terms of this Agreement after giving effect to the Advances to be made on such Borrowing Date; and

(g) the Agent shall have received such other instruments, certificates and documents as the Agent shall have reasonably requested.

SECTION 3.03 Conditions Subsequent.

The Borrower shall use all commercially reasonable efforts to, as promptly as practicable following the Closing Date, amend or waive the terms of each of the Existing Credit Agreements to permit the Available Total Commitment to be increased to $500,000,000. Upon obtaining such consents the Borrower shall provide to the Agent a certificate (the "Consent Effective Date Certificate") of a Responsible Officer of the Borrower certifying that (i) the Borrower obtaining Advances under this Agreement in an aggregate principal amount equal to $500,000,000, and its compliance with the Borrowing Base Test, the Asset Coverage Test and the other terms of this Agreement, will not violate or contravene any terms or conditions of the Existing Credit Agreements, and (ii) as of the date of such Certificate, the representations and warranties of the Borrower set forth in Section 4.01 of this Agreement ar e true and correct.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES

SECTION 4.01 Representations and Warranties of the Borrower.

The Borrower represents and warrants on and as of the Closing Date, each Borrowing Date and the Consent Effective Date (and in respect of clause (g) below each date such information is provided), as follows:

(a) Due Organization. The Borrower (i) is a corporation, duly organized and validly existing under the laws of Bermuda, (ii) is duly qualified to do business in each jurisdiction in which the ownership of its properties or the conduct of its business requires it to be so qualified, except where the failure to be so qualified could not reasonably be expected to give rise to a Material Adverse Effect, and (iii) has obtained or made all Governmental Authorizations, Private Authorizations and Governmental Filings required for the ownership of its properties, the conduct of its business and the execution, delivery and performance of its obligations under this Agreement and the other Program Documents to which it is a party, except where the failure to obtain or make the same could not reasonably be expected to give rise to a Material Adverse Effect.

(b) Power and Authority. The Borrower has all necessary power and authority to execute, deliver and enter into each Program Document to which it is a party, to enter into the transactions contemplated by each Program Document to which it is a party and to perform all of its obligations thereunder.

(c) Due Authorization. The execution, delivery and performance by the Borrower of each Program Document to which it is a party have been duly authorized by all necessary corporate action.

(d) Noncontravention. Neither the execution and delivery by the Borrower of this Agreement or any other Program Document to which it is a party, or any instrument or agreement executed or delivered by the Borrower in connection therewith, nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by it, will (i) conflict with, or result in a breach or violation of, or constitute a default under its certificate of incorporation, by-laws or other organizational documents, (ii) conflict with or contravene any (A) Applicable Law, except where such conflict or contravention of Applicable Law could not be reasonably expected to give rise to a Material Adverse Effect, or (B) any order, writ, judgment, award, injunction or decree binding on or affecting the Borrower or any Assigned Collat eral, (iii) conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability in, or but for any requirement of the giving of notice or the passage of time (or both) would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration in, any material contractual obligation or any material agreement or document to which it is a party or by which it or any of its properties is bound (or to which any such obligation, agreement or document relates, including, without limitation, the Existing Credit Agreements), or (iv) result in any Adverse Claim upon any Assigned Collateral.

(e) Valid and Binding Agreement. Each Program Document to which the Borrower is a party has been duly executed by the Borrower and is the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and by equitable principles.

(f) Actions, Suits and Proceedings. Except as disclosed in Schedule IV hereto or as routinely encountered in claims activity, there are no actions, suits or proceedings by or before any arbitrator or Authority now pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries as to which there is a reasonable possibility of an adverse determination and that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(g) Information and Reports. Each Investor Report, each Notice of Borrowing, each Trustee Activity Report and all other material written information, reports, certificates and statements provided by or on behalf of the Borrower to any Secured Party for purposes of or in connection with this Agreement, the other Program Documents or the transactions contemplated hereby or thereby is, and all such written information hereafter provided by or on behalf of the Borrower to any Secured Party are true, correct and complete in all material respects on the date such information is stated or certified and no such information contains, any material misrepresentation or any omission to state therein matters necessary to make the statements made therein not misleading in any material respect under the circumstances in which they were made. To the best of the Borrower's actual knowledge, all writ ten information, reports, certificates and statements provided by the Custodian to any Secured Party for purposes of or in connection with this Agreement, the other Program Documents or the transactions contemplated hereby or thereby is, and all such information hereafter provided by the Custodian to any Secured Party are, true, correct and complete in all material respects on the date such information is stated or certified and to the best of the Borrower's actual knowledge, no such information contains any material misrepresentation or any omission to state therein matters necessary to make the statements made therein not misleading in any material respect under the circumstances in which they were made.

(h) Regulated Entities. The Borrower is not an "investment company" or a company "controlled by an investment company", for the purpose of the Investment Company Act. The Borrower is not subject to regulation under the Public Utility Holding Act of 1935, the Federal Power Act, the Interstate Commerce Act, any public utilities code, or any other Applicable Law limiting its ability to incur Debt.

(i) Borrowing Base Eligible Assets, Adverse Claims, Etc. Each Asset which comprises the Assigned Collateral which is taken into account in determining the Borrower's compliance with the Borrowing Base Test constitutes a Borrowing Base Eligible Asset, and the Borrower owns each such Asset free and clear of Adverse Claims. This Agreement and the Control Agreement and the actions required to be taken pursuant to the terms hereof and thereof are effective to create and perfect in the Agent, for the benefit of the Secured Parties, a perfected security interest in the Assigned Collateral free and clear of all Adverse Claims. As of the initial Borrowing Date and at all times thereafter, the Agent on behalf of the Secured Parties has a perfected security interest in the Assigned Collateral free and clear of all Adverse Claims and, no actions, except as have been taken, are necessary to perf ect or protect such security interest free and clear of Adverse Claims.

(j) No Default or Event of Default. No Default or Event of Default has occurred and is continuing.

(k) Taxes. The Borrower and its Subsidiaries have filed by the required filing date all tax returns that are required to be filed by it, and has paid all taxes, including, without limitation, all payroll taxes and federal, state or foreign withholding taxes, and all assessments payable by it that have become due, other than those that are not yet delinquent and those that are being contested in good faith by appropriate proceedings and with respect to which reserves have been established, and are being maintained, in accordance with GAAP if and so long as such contests, in the aggregate, could not reasonably be expected to have a Material Adverse Effect. On the Closing Date there is no ongoing audit by a taxing authority or other governmental investigation of the tax liability of the Borrower or any of its Subsidiaries and there is no unresolved claim by a taxing authority concerning the Borrower's or any of its Subsidiary's tax liability, for any period for which returns have been filed or were due. As used in this 4.01(k) and in Section 5.01(b), the term "taxes" includes all taxes of any nature whatsoever and however denominated, i ncluding, without limitation, excise, import, governmental fees, duties and all other charges, as well as additions to tax, penalties and interest thereon, imposed by any government or instrumentality, whether federal, state, local, foreign or other.

(l) Financial Condition. The audited consolidated financial statement of the Borrower as of December 31, 2001, certified by PricewaterhouseCoopers LLP independent auditors, fairly presents in conformity with GAAP the financial position of the Borrower and its consolidated Subsidiaries at such date and since such date there has been no material adverse change in the business, financial condition or results of operations of the Borrower.

(m) Principal Office. The principal place of business and chief executive office of the Borrower is located at the address referred to in Section 9.02. The Borrower has not transacted any business under any name other than "XL Re Ltd" and the other names specified on Schedule V hereto.

(n) Insurance Act. The Borrower has not received any direction or other notification by the Minister of Finance of Bermuda pursuant to Section 32 of the Insurance Act, 1978 of Bermuda.

(o) ERISA. The Borrower is not a member of an ERISA Group, has no Plan, Multiemployer Plan or Benefit Arrangement subject to ERISA and is not an ERISA Fiduciary.

(p) Borrowing Base Test; Asset Coverage Test, Etc. The Borrowing Base Test and the Asset Coverage Test are each satisfied and on each Borrowing Date the Borrower is in compliance with all conditions specified in Section 3.02.

(q) Regulations T, U and X. The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. None of the Borrower, any Affiliate of the Borrower or any Person acting on its behalf has taken or will take action to cause the execution, delivery or performance of this Agreement, the making or existence of the Advances or the use of proceeds of the Advances to violate Regulation T, Regulation U or Regulation X.

ARTICLE V.
COVENANTS

SECTION 5.01 Affirmative Covenants of the Borrower.

From the date hereof until the Program Termination Date:

(a) Compliance with Agreements. The Borrower shall comply in all material respects with the terms and conditions of each Program Document to which it is a party.

(b) Compliance with Laws; Taxes. The Borrower shall comply and shall cause its Subsidiaries to comply in all material respects with all Applicable Laws with respect to it, its business and properties (including, without limitation, the establishment of all insurance reserves required to be established under SAP and Applicable Law restricting its investments) where the failure to so comply could reasonably be expected to give rise to a Material Adverse Effect and cause to be paid and discharged when due all taxes, assessments and other governmental charges, assessments or levies imposed upon it, or upon any of its income or Assets, prior to the day on which penalties are attached thereto, unless and to the extent that the same (x) shall be contested in good faith by appropriate actions and with respect to which adequate reserves have been established on its books in accordance with G AAP, and (y) could not otherwise reasonably be expected to give rise to a Material Adverse Effect.

(c) Continued Existence. The Borrower shall maintain and shall cause each of its Subsidiaries to, maintain its corporate existence and its rights and franchises in full force and effect in its jurisdiction of incorporation, except where the failure to maintain such corporate existence and rights and franchises would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; provided, that the foregoing shall not prohibit any merger or consolidation permitted under Section 5.02(c). The Borrower shall qualify and shall cause each of its Subsidiaries to, qualify and remain qualified as a foreign corporation in each jurisdiction in which failure to receive or retain such qualification could reasonably be expected to have a Material Adverse Effect. The Borrower shall maintain and shall cause each of its Subsidiaries to, maintain with fi nancially sound and reputable insurers, insurance with respect to its properties in such amounts as is customary in the case of corporations engaged in the same or similar businesses having similar properties similarly situated. The Borrower shall maintain and shall cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition the properties now or hereafter owned, leased or otherwise possessed by and used or useful in its business and will make or cause to be made all needed and proper repairs, renewals, replacements and improvements thereto so that the business carried on in connection therewith may be properly conducted at all times, except if the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided, however, that the foregoing shall not impose on the Borrower or any Subsidiary of the Borrower any obligation in respect of any property leased by the Borrower or such Subsidiary in addition to the Borro wer's obligations under the applicable document creating the Borrower's or such Subsidiary's lease or tenancy.

(d) Financial Statement; Accountants' Reports, Other Information. The Borrower shall keep or cause to be kept in reasonable detail and in accordance with the requirements of GAAP and SAP books and records of account of the Borrower's Assets and business. The Borrower shall furnish to the Agent (with enough additional copies for each Lender and each Secondary Lender):

(i) within 135 days after the end of each fiscal year of the Borrower, the audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of the Borrower and its consolidated Subsidiaries as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year (if such figures were already produced for such corresponding period or periods) all reported on by PricewaterhouseCoopers LLP or other independent public accountants of recognized national standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiari es on a consolidated basis in accordance with GAAP or SAP, as the case may be, consistently applied;

(ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, the consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of the Borrower and its consolidated Subsidiaries as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year (if such figures were already produced for such corresponding period or periods), all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP or SAP, as the case may be, consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(iii) concurrently with any delivery of financial statements under clause (i) or (ii) of this Section 5.01(d), a certificate signed on behalf of the Borrower by a Responsible Officer (i) certifying as to whether a Default or Event of Default has occurred and, if a Default or an Event of Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) stating whether any change in GAAP or SAP or in the application thereof has occurred since the date of the audited financial statements and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(iv) concurrently with any delivery of financial statements under clause (i) of this Section 5.01(d), a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default or any Event of Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(v) on or before the twentieth (20th) day of each calendar month (the "Monthly Reporting Date") or more frequently as the Agent shall request (which may be daily), an Investor Report substantially in the form of Schedule I hereto, together with a certificate of a Responsible Officer of the Borrower in substantially the form of Annex A to the Investor Report;

(vi) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any of its respective Subsidiaries with the SEC, or any Authority succeeding to any or all of the functions of the SEC, or with any U.S. or other securities exchange, or distributed by the Borrower to its shareholders generally, as the case may be;

(vii) copies of all filings (other than nonmaterial filings) with Authorities by the Borrower or any of its Subsidiaries not later than five (5) Business Days after such filings are made, including, without limitation, filings which seek Governmental Authorizations with respect to transactions between the Borrower or any of its Affiliates;

(viii) within five (5) Business Days of such notice, notice of proposed or actual suspension, termination or revocation of any material Governmental Authorization of the Borrower by any Authority or of receipt of notice from any Authority notifying the Borrower of a hearing relating to such a suspension, termination or revocation, including any request by an Authority which commits the Borrower to take, or refrain from taking, any action or which otherwise materially and adversely affects the authority of the Borrower to conduct its business;

(ix) promptly, notice of any actual or, to the best of the Borrower's knowledge, proposed material changes in the Insurance Code governing the investment or dividend practices of the Borrower;

(x) promptly upon its receipt, (A) a copy of all material notices and reports from the Trustee, the Custodian or any other party to any Program Document including, without limitation, any notice of the termination of the Trust Agreement, the Custodial Agreement, the Control Agreement or any other Program Document, and (B) upon the prior written request of the Agent, copies of any Trustee Activity Report; and

(xi) promptly following any request therefor, such other information regarding the Assigned Collateral, the operations, business affairs and financial condition of the Borrower and its Affiliates, or compliance with the terms of the Program Documents, as the Agent may reasonably request;

(e) Audits. The Borrower shall annually (or more frequently as the Agent may require after the occurrence of and during the continuance of a Default or an Event of Default) and at the sole cost and expense of the Borrower (i) cause PricewaterhouseCoopers LLP, or another independent nationally recognized accounting firm selected by the Borrower and reasonably satisfactory to the Agent, to enter the premises of the Borrower and any Person to whom the Borrower delegates all or any portion of its duties under any Program Document and conduct a commercial finance examination of the books, records and accounts of the Borrower or such other Person relating to its business, financial condition, operations and the Borrower 's or such other Person's performance under the Program Documents to which the Borrower is a party, (ii) permit such accounting firm to discuss the Borrower's or such other Person's affairs, financial condition and performance under this Agreement, the Custodial Agreement, the Control Agreement and the Fee Letter with the officers, partners, employees and accountants of the Agent, (iii) cause such accounting firm to provide to the Agent, for itself and as agent for the Secured Parties, with a certified report in respect of the foregoing, which shall be in form and scope reasonably satisfactory to the Agent, and (iv) authorize such accounting firm to discuss such affairs, finances and performance with representatives of the Agent and its designees; it being understood that such commercial finance examination and report of such accountants may be coordina ted with the Borrower 's regular annual audit by the Borrower 's accountants; provided, that so long as no Default or Event of Default shall have occurred and be continuing the examinations, the discussions and the reports contemplated by clause (i), (ii), (iii) and (iv) of this Section 5.01(e) shall be limited in scope to the information, procedures and subject matter contemplated by Schedule VI hereto.

(f) Access to Records. The Borrower shall permit the Agent or any Person designated by the Agent to, upon reasonable advance notice and during normal hours, visit and inspect at reasonable intervals its and any Person to which it delegates and any Person to which it delegates any of its duties under the Program Documents, books, records and accounts relating to its affairs and financial condition, the Assigned Collateral and its and such Person's performance under the Program Documents and to discuss the foregoing with the officers, partners, employees and accountants of the Borrower and such Person, all as often as the Agent may reasonably request. The Borrower shall, as promptly as practicable (and in any event within thirty (30) days following the Closing Date), cause the Custodian to provide to the Agent daily direct on-line access to computer records of the Custodian which spec ify each of the Assets which comprise the Assigned Collateral and the Asset Value of each such Asset as of the last determination date.

(g) Maintenance of Business. The Borrower shall continue and shall cause each of its Subsidiaries to continue to engage in substantially the same business or businesses as it engaged in (or proposed to engage in) on the Closing Date and businesses related or incidental thereto, maintain all Governmental Authorizations and Private Authorizations and file all Governmental Filings as are required for the conduct of its business and the performance of its obligations under the Program Documents, except where the failure to maintain or file the same could not reasonably be expected to give rise to a Material Adverse Effect.

(h) Borrowing Base Test; Asset Coverage Test. The Borrower shall ensure that a sufficient amount of Assets are deposited in or to the credit of the Collateral Accounts so that each of the Borrowing Base Test and the Asset Coverage Test will be satisfied at all times.

(i) Use of Proceeds. The Borrower agrees that the net proceeds of any Advance made hereunder shall be used solely for the purposes of contributing to the Trust Account permitted investments for reinsurance trusts under the Insurance Law of the State of New York and the regulations promulgated thereunder.

(j) Further Assurances. The Borrower shall promptly, at its expense, execute and deliver such further instruments and take such further action as may be commercially reasonable in order to (i) establish and protect the rights, interests and remedies created, or intended to be created, in favor of the Secured Parties including, without limitation, all such actions which are necessary or advisable to maintain and protect the Secured Parties' first priority perfected security interest in the Assigned Collateral free and clear of Adverse Claims, and (ii) enable the Secured Parties to enforce their rights and remedies under the Program Documents.

(k) Defense of Secured Party's Interest. The Borrower shall defend each of the Secured Parties' right and interest in and to the Assigned Collateral against all Adverse Claims of all Persons whomsoever, other than Adverse Claims created by or attributable to any Secured Party or their successors and assigns.

(l) Custody and Control. The Borrower shall at all times, cause the Custodian to have and maintain in its custody all Assigned Collateral in accordance with the terms of the Custodial Agreement and the Control Agreement. If at any time the Custodian shall cease to constitute a Qualified Institution, the Borrower shall, as promptly as reasonably practicable (and in any event within forty-five (45) days of such event) (i) replace such Custodian with a Qualified Institution reasonably satisfactory to the Agent, (ii) cause such successor Qualified Institution to establish new "Collateral Accounts" meeting the requirements of the Control Agreement and assume the duties of the Custodian under the Custodial Agreement and the Control Agreement, and (iii) cause the Agent to receive such certificates and opinions as it shall have reasonably requested.

(m) Proceeds of Assigned Collateral. The Borrower shall cause all Proceeds of the Assigned Collateral to be remitted to the Collateral Account.

(n) Permitted Debt Securities. Upon the written request of the Agent, the Borrower agrees to as promptly as reasonably possible confirm in writing whether the debt securities of a potential assignee of a Lender or a Secondary Lender are eligible for inclusion in the Trust Portfolio in accordance with the terms of the Trust Agreement.

SECTION 5.02 Negative Covenants of the Borrower.

From the date hereof until the Program Termination Date, the Borrower shall not:

(a) Amendments to Program Documents; Organizational Documents. The Borrower shall not, without the prior written consent of the Agent, amend, terminate, supplement or otherwise modify any Program Document or any of its organizational documents if the same could reasonably be expected to give rise to a Material Adverse Effect.

(b) Liens. The Borrower shall not create any Adverse Claims, or any other type of preferential arrangement, upon or with respect to any of the Assigned Collateral or the Trust Portfolio, whether now owned or hereafter acquired, except for Permitted Liens.

(c) Mergers; Dispositions. The Borrower shall not merge with or into or consolidate with any other Person, except that if no Default or Event of Default shall have occurred and be continuing or shall exist at the time of such merger or consolidation or immediately thereafter and after giving effect thereto, the Borrower may merge or consolidate with any other corporation, including a Subsidiary, if the Borrower shall be the surviving corporation. The Borrower shall not, nor shall it permit any of its Subsidiaries to, sell, convey, assign, lease, abandon or otherwise transfer or dispose of, voluntarily or involuntarily (any of the foregoing being referred to in this Section as a "Disposition" and any series of related Dispositions constituting but a single Disposition), any of its properties or assets, tangible or intangible (including but not limited to sale, assignment, discount or other disposition of accounts, contract rights, chattel paper or general intangibles with or without recourse), except (i) Dispositions in the ordinary course of business involving current assets or other assets classified on the Borrower's bal ance sheet as available for sale, (ii) Dispositions in immediate exchange for cash or tangible assets, provided, that any such Dispositions shall not individually, or in the aggregate for the Borrower and its Subsidiaries, exceed $500,000,000 in any calendar year, (iii) Dispositions of equipment or other property which is obsolete or no longer used or useful in the conduct of the business of the Borrower or its Subsidiaries, or (iv) Dispositions between the Borrower and its wholly-owned Subsidiaries.

(d) Impairment of Rights. The Borrower shall not enter into any agreement containing any provision which would be violated or breached by the performance of its obligations under any Program Document to which it is a party or which would cause a Default or Event of Default or take any action not required by law, or fail to take any lawful action, if such action or failure to take such action could reasonably be expected to give rise to a Material Adverse Effect.

(e) ERISA. The Borrower shall not be a member of an ERISA Group or have any Plan, Multiemployer Plan or Benefit Arrangement subject to ERISA or be an ERISA Fiduciary.

(f) Margin Requirements. The Borrower shall not use any proceeds of any Advance to purchase or carry Margin Stock and, without limiting the foregoing, shall not have more than 25% of its total assets represented by Margin Stock.

(g) Name Change. The Borrower shall not change its name (i) without giving the Agent at least thirty (30) days' prior written notice, and (ii) unless all actions necessary and appropriate to protect and perfect the Secured Parties' first priority perfected security interest in the Assigned Collateral have been taken and completed.

ARTICLE VI.
EVENTS OF DEFAULT

SECTION 6.01 Events of Default.

If any of the following events (each an "Event of Default") shall occur:

(a) the Borrower shall fail to make or cause to be made in the manner and when due any payment or deposit to be made or to be caused to be made by it under any of the Program Documents and such failure shall continue for three (3) Business Days; or

(b) the Borrower shall fail to comply with Section 2.05(b), clauses (g), (i) or (l) of Section 5.01 or clauses (a) or (c) of Section 5.02; or

(c) the Borrower shall fail to perform or observe any other material term, covenant or agreement on its part to be performed or observed under this Agreement or any other Program Document, and any such failure by the Borrower shall continue for twenty (20) days after the Borrower has actual knowledge of such failure; or

(d) any representation or warranty made or deemed made by the Borrower under or in connection with this Agreement or any other Program Document or any certificate or report delivered by or on behalf of the Borrower in connection therewith shall be false or incorrect in any material respect when made or deemed made or delivered or any material representation or warranty made or deemed made by the Borrower in any other Program Document or any certificate or report delivered by or on behalf of the Borrower in connection therewith shall be false or incorrect in any material respect when made or deemed made or delivered; or

(e) the Agent on behalf of the Secured Parties shall for any reason cease to have a valid and perfected first priority security interest in the Assigned Collateral free and clear of all Adverse Claims or the Custodian shall not have custody and control of the Assigned Collateral, as contemplated by the Control Agreement; or

(f) the Borrower shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, rehabilitation, adjustment, protection, relief, or composition of it or its debts under the Bermuda Companies Law or any other similar applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian, liquidator, rehabilitator or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of sixty (60) days, or any of the actions sought in such pr oceeding (including an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or the Borrower shall take any corporate action to authorize any of the actions set forth above in this subsection; or

(g) any material provision of any Program Document by decision, rule, or order of court arbitrator shall cease to be a legal, valid and binding obligation of any of the parties purported to be bound thereby, enforceable in accordance with its respective terms or any party thereto (other than a Secured Party) shall so assert in writing; or

(h) any judgment or order, or any series of judgments or orders, shall have been entered against the Borrower, provided that (i) such judgments or orders shall aggregate to $100,000,000 or more, and (ii) enforcement actions have been commenced with respect thereto and have not been dismissed or stayed pending appeal within thirty (30) days of such entry; or

(i) either (1) the Custodian shall at any time cease to serve as securities intermediary under the Control Agreement or custodian for the Borrower under the Custodial Agreement, unless a successor thereto which is a Qualified Institution reasonably satisfactory to the Agent shall have assumed its duties thereunder and in accordance with the terms of thereof and the Agent shall have received such certificates and opinions as it shall have reasonably requested, or (2) the Custodian or the Borrower shall have given notice of the termination of the Custodial Agreement in respect of the Borrower or the Control Agreement; provided, however, that events specified in clause (2) above shall not constitute an Event of Default if prior to the fifth (5th) Business Day immediately preceding the effective date of such termination a successor which is a Qualified Institution reasonably sati sfactory to the Agent shall have been appointed as securities intermediary and custodian under the Control Agreement and the Custodial Agreement and the Agent shall have received such certificates and opinions as it shall have reasonably requested; or

(j) the Borrower shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally; or

(k) the Borrower or any of its Subsidiaries shall default (i) in any payment of principal of or interest on any other obligation for borrowed money in principal amount of $50,000,000 or more, or any payment of any principal amount of $50,000,000 or more under Hedging Agreements, in each case beyond any period of grace provided with respect thereto, or (ii) in the performance of any other agreement, term or condition contained in any such agreement (other than Hedging Agreements) under which any such obligation in principal amount of $50,000,000 or more is created, if the effect of such default is to cause or permit the holder or holders of such obligation (or trustee on behalf of such holder or holders) to cause such obligation to become due prior to its stated maturity or to terminate its commitment under such agreement, provided that this clause (k) of Section 6.01 shall not apply to secured Debt that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Debt; or

(l) any change in Law shall be enacted, which would limit the ability of the Agent, or any Secured Party to foreclose upon its interest in, or in the event of such foreclosure to dispose of, the Assigned Collateral or to be granted the security interest in Assigned Collateral as contemplated by the Program Documents; or

(m) the Borrower shall (i) sell or otherwise dispose of all or substantially all of its assets, unless such disposition is permitted under Section 5.02(c), or (ii) consolidate with or merge into any other Person in a transaction in which it is not the surviving entity, unless in each case the Agent has consented to the same in writing; or

(n) the Borrower shall cease to have the Required Ratings; or

(o) any portion of the Trust Portfolio shall be withdrawn by or transferred to the Cedant or utilized to make any payment to the Cedant or the Trustee, including, without limitation, any withdrawal by the Cedant of Assets consisting of the Assets in the Trust Account for deposit in a Cedant's Security Account;

then, and in any such event, in addition to all rights and remedies specified in this Agreement and the Security Agreement, including without limitation, Article VII, and the rights and remedies of a secured party under Applicable Law including, without limitation the UCC, the Agent may, upon the occurrence of an Event of Default, by notice to the Borrower (i) terminate the Available Total Commitment, (ii) declare the Lender Termination Date and the Secondary Lender Termination Date to have occurred, and/or (iii) declare the outstanding Advances to be due and payable (in which case the Lender Termination Date, the Secondary Lender Termination Date and the Maturity Date shall be deemed to have occurred); provided, that, upon the occurrence of any event (without any requirement for the passage of time or the giving of notice, or both) described in subsection (f) of this Section 6.01, the Lender Termination Date and the Maturity Date shall be deemed to have autom atically occurred and the Available Total Commitment shall be automatically terminated.

ARTICLE VII.
PLEDGE OF ASSIGNED COLLATERAL; RIGHTS OF THE AGENT

SECTION 7.01 Security Interests.

As collateral security for the prompt, complete and unconditional payment and performance of all of the Secured Obligations, the Borrower hereby pledges, hypothecates, assigns, transfers, sets over and delivers to the Agent for the benefit of the Secured Parties and grants to the Agent for the benefit of the Secured Parties a continuing Lien upon and security interest in, all of the Borrower's right, title and interest in, to and under the following assets and properties whether now owned or existing or hereafter arising or acquired and wheresoever located (collectively, the "Assigned Collateral"):

(i) all Assets, cash, investments and property in each case to the extent credited from time to time to or for the account of any Collateral Account and all security entitlements with respect thereto;

(ii) the Collateral Accounts;

(iii) all interest, dividends, stock dividends, stock splits, distributions and other money or property of any kind distributed in respect of the assets, investments and property described in clause (i) above;

(iv) all rights and remedies of the Borrower under the Custodial Agreement in respect of the Assets, cash, investments and property described in clause (i) above;

(v) all security interests, collateral, liens, property, guaranties, insurance and agreements or arrangements of whatever character from time to time supporting or securing payment of the assets, investments, property, security entitlements and obligations described above;

(vi) all accounts, contract rights, documents, instruments, securities, investment property, chattel paper, general intangibles (including payment intangibles), inventory, goods, equipment and all other property of every kind and nature, now owned or hereafter acquired in respect of the assets, investments, property, security entitlements and obligations described above; and

(vii) all Proceeds of any and all of the foregoing.

Notwithstanding the foregoing provisions of this Section 7.01, the Assigned Collateral shall not include any Margin Stock. The Agent is hereby authorized to file financing statements describing the Assigned Collateral.

SECTION 7.02 Substitution of Collateral; Release of Security Interest; Control Agreement.

(a) So long as each of the Borrowing Base Test and the Asset Coverage Test will be fully satisfied after giving effect thereto and no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such sale or disposition, the Borrower may sell or dispose of or substitute Assigned Collateral in accordance with the terms of this Agreement and the Control Agreement. The Agent will not deliver a Notice of Exclusive Control under the Control Agreement unless an Event of Default shall have occurred and be continuing.

(b) After the Program Termination Date shall have occurred, the Agent at the request of the Borrower shall promptly execute, deliver and file such instruments as the Borrower shall reasonably request in order to reassign, release or terminate the Secured Parties' security interest in the Assigned Collateral and to terminate the Control Agreement. Any and all actions under this Section 7.02 shall be at the sole cost and expense of the Borrower and shall be without any recourse to, or representation or warranty by any Secured Party (other than representations from a Secured Party that there are no Liens on the Assigned Collateral arising by or through it).

SECTION 7.03 Application of Proceeds.

(a) Subject to Section 9.12, after the occurrence of an Event of Default, all amounts received in respect of the Secured Obligations, including without limitation all Proceeds resulting from the sale or other disposition of the Assigned Collateral, shall be applied by the Agent in the following order and priority:

First, to the payment of all amounts advanced or expended by the Agent and all costs and expenses incurred by the Agent in connection with the enforcement of the Secured Parties' rights and remedies under the Program Documents;

Second, to the extent funds are remaining after the above application, to the Lenders and the Secondary Lenders to the payment of all accrued and unpaid Yield on all outstanding Advances on a pro-rata basis according to the amount of accrued Yield owing to the Lender and Secondary Lender;

Third, to the extent funds are remaining after the above applications, to the Lenders and the Secondary Lenders to the payment of the principal amount of each outstanding

Advance on a pro-rata basis according to the amount of principal owing to each Lender and each Secondary Lender;

Fourth, to the extent funds are remaining after the above applications, to the Secured Parties to the payment of all fees payable under the Fee Letter on a pro rata basis according to the amount of such fees owing to each such Person; and

Fifth, to the extent funds are remaining after the above applications, to the Secured Parties to the payment of all other amounts payable to such Persons pursuant to this Agreement and the other Program Documents on a pro rata basis according to the amounts owed to each such Secured Party.

The Agent shall, after the Program Termination Date, remit the remaining excess Proceeds which it had received from the sale or disposition of the Assigned Collateral to such account or party as the Borrower shall designate in writing.

(b) For purposes of determining the application to be made of such monies and other cash proceeds by the Agent to the Lenders and the Secondary Lenders pursuant to this Section 7.03, the Agent may rely exclusively upon a certificate or other statement of such Lender or such Secondary Lender, as the case may be, setting forth in reasonable detail the amount then owing to such Lender or such Secondary Lender, as the case may be. The Agent shall not be liable for any application of funds in accordance with any certificate or direction delivered pursuant to this Section 7.03; provided, however, that no application of funds in accordance with any certificate delivered pursuant to this Section 7.03 shall be deemed to restrict or limit the right of any party to contest with the purported obligee its respective liability in respect of the amount set forth in such certificate.

SECTION 7.04 Rights and Remedies.

(a) The Agent on behalf of the Secured Parties shall have all of the rights and remedies of a secured party under the UCC and other Applicable Law. Upon the occurrence and during the continuance of an Event of Default, the Agent or its designees may (i) deliver a Notice of Exclusive Control to the Custodian; (ii) instruct the Custodian to deliver any or all of the Assigned Collateral to the Agent or its designees and otherwise give all instructions and entitlement orders to the Custodian regarding the Assigned Collateral; (iii) sell or otherwise dispose of all or any portion of the Assigned Collateral, all without judicial process or proceedings; (iv) take control of the Proceeds of any of the Assigned Collateral; (v) exercise any consensual or voting rights in respect of the Assigned Collateral; (vi) release, make extensions, discharges, exchanges or substitutions for, or surrender all or any part of the Assigned Collateral; (vii) institute and prosecute legal and equitable proceedings to enforce collection of, or realize upon, any of the Assigned Collateral; (viii) require that the Borrower immediately take action to liquidate the Assigned Collateral on deposit in or to the credit of the Collateral Account to pay amounts due and payable in respect of the Secured Obligations; (ix) endorse the name of the Borrower upon any items of payment relating to the Assigned Collateral or upon any proof of claim in bankruptcy against an account debtor; and (x) exercise all rights and remedies of the Borrower described in clause (iv) of Section 7.01. For purposes of taking the actions described in Subsections (i) through (x) of this Section 7.04(a), the Borrower hereby irrevocably appoints the Agent as its attorney-in-fact (which appointment being coupled with an interest is irrevocable while any of the Secured Obligations remain unpaid), with power of substitution, in the name of the Agent or in the name of the Borrower or otherwise, for the use and benefit of the Agent, but at the cost and expense of the Borrower and without notice to the Borrower.

(b) All sums paid or advanced by the Agent in connection with the foregoing and all costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred in connection therewith, together with interest thereon at the Post-Default Rate from the date of payment until repaid in full, shall be paid by the Borrower to the Agent on demand and shall constitute and become a part of the Secured Obligations secured hereby.

SECTION 7.05 Remedies Cumulative.

Each right, power, and remedy of the Agent as provided for in this Agreement or in the other Program Documents or now or hereafter existing at law or in equity or by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Agreement or in the other Program Documents or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise or beginning of the exercise by the Agent of any one or more of such rights, powers, or remedies shall not preclude the simultaneous or later exercise by such Persons of any or all such other rights, powers, or remedies.

SECTION 7.06 Enforcement of Rights and Remedies by the Borrower.

The Borrower agrees that it shall upon the request of the Agent (and at the Borrower's own expense) diligently enforce the rights and remedies under the Custodial Agreement and at law or equity against the Custodian for the breach by the Custodian of any term, covenant or agreement thereunder relating to or affecting any Secured Party or any Assigned Collateral. In enforcing such rights and remedies the Borrower shall exercise the same degree of care that it would exercise if this Agreement had not been entered into; provided, that the Borrower shall not, in enforcing such rights and remedies, settle any claim without the prior written consent of the Agent (which consent shall not be unreasonably withheld).

ARTICLE VIII.
THE AGENT

SECTION 8.01 Authorization and Action.

The Lenders and the Secondary Lenders hereby irrevocably appoint and authorize the Agent to take such action as agent on their behalf and to exercise such powers under this Agreement and the other Program Documents as are delegated to the Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. As to any matters not expressly provided for by this Agreement or the other Program Documents, the Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Lenders or the Secondary Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to personal liability or which is contrary to this Agreement, the other Program Documents or Applicable Law.

SECTION 8.02 Agent's Reliance, Etc.

Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement, the Control Agreement or any of the other Program Documents, except for its or their own gross negligence or willful misconduct. Without limiting the generality of the foregoing, the Agent: (i) may consult with legal counsel (including counsel for the Borrower) and independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (ii) makes no warranty or representation to any Secured Party, or any other Person and shall not be responsible to any Secured Party or any other Person for any statements, warranties or representations (whether written or oral) mad e in or in connection with this Agreement or the other Program Documents; (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the other Program Documents on the part of the Borrower or any other Person or to inspect the property (including the books and records) of the Borrower; (iv) shall not be responsible to any Secured Party or any other Person for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, the other Program Documents or any other instrument or document furnished pursuant hereto or thereto; and (v) shall incur no liability under or in respect of this Agreement or any other Program Document by acting upon any notice, consent, certificate or other instrument or writing (which may be delivered by telecopier, telegram, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

SECTION 8.03 Indemnification.

Each of the Secured Parties agrees to indemnify and hold the Agent harmless (to the extent not reimbursed by the Borrower) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any other Program Document or any action taken or omitted by the Agent under this Agreement or any other Program Document; provided, that no Secured Party shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each of the Secured Parties agrees to reimburse the Agent promptly upon d emand for any out-of-pocket expenses (including reasonable counsel fees) incurred by the Agent in connection with the administration or enforcement (whether through negotiations, legal proceedings or otherwise) or legal advice in respect of rights or responsibilities under this Agreement or the other Program Documents, to the extent that the Agent is not reimbursed for such expenses by or on behalf of the Borrower. Each Secured Party shall be obligated to pay its Proportionate Share of all amounts payable to the Agent under this Section 8.03. As used in this Section 8.03, the term "Proportionate Share" in respect of any Secured Party means the percentage, expressed as a fraction, the numerator of which is the amount of the Secured Obligations due and payable to such Secured Party and the denominator is the aggregate Secured Obligations due and payable to all Secured Parties.

ARTICLE IX.
MISCELLANEOUS

SECTION 9.01 No Waiver; Modifications in Writing.

No failure or delay on the part of any Secured Party exercising any right, power or remedy hereunder or with respect to the Advances shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any Secured Party at law or in equity. No amendment, modification, supplement, termination or waiver of this Agreement shall be effective unless the same shall be in writing and signed by each of the Agent and the Borrower . Any waiver of any provision of this Agreement, and any consent to any departure by the Borrower from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.

SECTION 9.02 Notices, Etc.

Except where telephonic instructions are authorized herein to be given, all notices, demands, instructions and other communications required or permitted to be given to or made upon any party hereto shall be in writing and shall be personally delivered or sent by registered, certified or express mail, postage prepaid, or by prepaid telegram (with messenger delivery specified in the case of a telegram), or by facsimile transmission, or by prepaid courier service, and shall be deemed to be given for purposes of this Agreement on the day that such writing is received by the intended recipient thereof in accordance with the provisions of this Section 9.02. Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this Section 9.02, notices, demands, instructions and other communications in writing shall be given to or made upon the respective parties hereto at their respective addresses (or to their respective facsimile numbers) indicated below, and, in the case of telephonic instructions or notices, by calling the telephone number or numbers indicated for such party below:

If to CAFCO: Corporate Asset Funding Company, Inc.

c/o Citicorp North America, Inc.
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: U.S. Securitization
Telephone No. (914) 899-7122
Facsimile No. (914) 899-7890

If to CRC: Corporate Receivables Corporation.

c/o Citicorp North America, Inc.
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: U.S. Securitization
Telephone No. (914) 899-7122
Facsimile No. (914) 899-7890

If to Charta: Charta Corporation.

c/o Citicorp North America, Inc.
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: U.S. Securitization
Telephone No. (914) 899-7122
Facsimile No. (914) 899-7890

If to Ciesco: Ciesco, L.P.

c/o Citicorp North America, Inc.
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: U.S. Securitization
Telephone No. (914) 899-7122
Facsimile No. (914) 899-7890

If to the Agent: Citicorp North America, Inc.

c/o Citicorp North America, Inc.
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: U.S. Securitization
Telephone No. (914) 899-7122
Facsimile No. (914) 899-7890

If to Citibank: Citicorp North America, Inc.

388 Greenwich Street, 19th Floor
New York, New York 10013
Attention: Portfolio Management Unit
Telephone No.: (212) 816-0108
Facsimile No.: (212) 816-0245

If to the Borrower: XL Re Ltd

XL House
One Bermudiana Road
Hamilton HM 11, Bermuda
Attention: General Counsel, XL Capital Ltd
Telephone No.:441-292-8515
Facsimile No.:441-292-5280

SECTION 9.03 Taxes.

(a) Any and all payments by the Borrower under this Agreement, the Advance Notes or any other Program Document shall be made, in accordance with this Agreement, free and clear of and without deduction or withholding for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of the Agent, the Lenders and the Secondary Lenders (the "Payees"), (i) United States federal taxes and (ii) taxes that are imposed on or measured by a Payee's net income by any taxing Authority and any franchise or other taxes imposed generally on or measured by net income, net receipts or not revenue in any jurisdiction which asserts jurisdiction to impose such taxes on the basis of contacts which such Secured Party maintains with such jurisdiction other than contacts arising out of the execution, delivery or performance of the Program Documents or the transactions contemplated thereby (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the Borrower shall be required by law to deduct or withhold any Taxes from or in respect of any sum payable hereunder, under any Advance Note or under any other Program Document to any Payee, (i) the sum payable shall be increased as may be necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 9.03) such Payee receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and withholdings, (iii) the Borrower shall pay the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with Applicable Law, and (iv) the Borrower shall also p ay, without duplication, to the applicable Payee, all additional amounts which such Payee specifies as reasonably necessary to preserve the after tax yield such Payee would have received if such Taxes had not been imposed.

(b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies (other than United States Federal taxes) which arise from any payment made by the Borrower hereunder, under the Advance Notes or under any other Program Document or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, the Advance Note or under any other Program Document (hereinafter referred to as "Other Taxes").

(c) The Borrower will indemnify each Payee for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 9.03) paid by any Payee in respect of the Borrower and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within thirty (30) days from the date the Payee makes written demand therefor to the Borrower.

(d) Within thirty (30) days after the date of any payment of Taxes or Other Taxes, the Borrower will furnish to the Agent the original or a certified copy of a receipt evidencing payment thereof.

(e) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreement and obligations of the Borrower contained in this Section 9.03 shall survive the termination of this Agreement and the payment in full of principal and Yield on the Advance Notes.

SECTION 9.04 Costs and Expenses; Indemnification.

(a) The Borrower agrees to promptly pay on demand all reasonable costs and expenses of each the Agent, the Conduit Lenders and Citibank in connection with the preparation, review, negotiation, reproduction, execution and delivery of this Agreement, the Advance Notes and the other Program Documents, including without limitation, subject to the terms of the Fee Letter, the reasonable fees and disbursements of counsel to the Agent, the Conduit Lenders and Citibank. The Borrower also agrees to promptly pay on demand all reasonable costs and expenses of each Secured Party in connection with the administration, modification and amendment of this Agreement, the Advance Notes and the other Program Documents including, without limitation, the reasonable fees and disbursements of counsel for each such Person with respect thereto and with respect to advising each Secured Party as to their respective rights, remedies and responsibilities under this Agreement and the other Program Documents, all actuarial fees, filing fees and periodic auditing expenses. The Borrower further agrees to pay on demand all reasonable costs and expenses of each Secured Party (including, without limitation, the reasonable fees and disbursements of counsel), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement and the other Program Documents.

(b) In addition, the Borrower shall pay on demand, in connection with the transactions contemplated by the Program Documents, the applicable pro-rata (based upon the outstanding principal amount of the Advances funded by such Conduit Lender in relation to the amount funded by such Conduit Lender to other borrowers or sellers) costs and expenses of the rating agencies' rating each Conduit Lender's promissory notes incurred after the Closing Date and only to the extent such costs and expenses are not included in the fees payable by the Borrower under the Fee Letter.

(c) The Borrower agrees to indemnify and hold harmless each Secured Party and each of their Affiliates and the respective officers, directors, employees, agents, managers of, and any Person controlling any of, the foregoing (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities, obligations, expenses, penalties, actions, suits, judgments and disbursements of any kind or nature whatsoever, (including, without limitation, the reasonable fees and disbursements of counsel) (collectively the "Liabilities") that are incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of the execution, delivery, enforcement, performance, administration of or otherwise arising out of or incurred in connection with this Agreement, any other Program Document or any transaction contemplated hereby or thereby (and regardless of whether or not any such transactions are consummated), including, without limitation any such Liability that is incurred or arises out of or in connection with, or by reason of any one or more of the following: (i) preparation for a defense of, any investigation, litigation or proceeding arising out of, related to or in connection with this Agreement, any other Program Document or any of the transactions contemplated hereby or thereby; (ii) any breach or alleged breach of any covenant or agreement by the Borrower, the Trustee, the Custodian or the Cedant (each a "Subject Entity") contained in any Program Document or the Trust Agreement; (iii) any representation or warranty made by the Borrower or any other Subject Entity, contained in any Program Document or in any certificate, statement or report delivered in connection therewith is, or is alleged to be, false or misleading; (iv) any failure by the Borrower or any other Subject Entity to comply with any Applicable Law or contractual obligation binding upon it; (v) any failure to vest, or delay in vesting, in the Secured Parties a first priority perfected security interest in all of the Assigned Collateral; (vi) any action or omission, not expressly authorized by the Program Documents, by the Borrower or any other Subject Entity, which has the effect of reducing or impairing the Assigned Collateral or the rights of the Agent or the Secured Parties with respect thereto; (vii) any Default or Event of Default; and (viii) any transactions related to the funding, carrying or repayment of the outstanding principal amount of the Advances in connection with the Program Documents; except to the extent any such Liability payable to an Indemnified Party is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's bad faith, gross negligence or willful misconduct.

(d) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 9.04 shall survive the termination of this Agreement and the payment in full of principal and Yield on the Advances.

SECTION 9.05 Execution in Counterparts.

This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

SECTION 9.06 Assignability.

(a) This Agreement and each Conduit Lender's rights and obligations herein (including the outstanding Advances) shall be assignable by such Conduit Lender and its successors and assigns; provided, that without the prior written consent of the Borrower (which consent shall not be unreasonably withheld or delayed and which consent shall not be required if an Event of Default shall be continuing), such Conduit Lender shall not assign its rights and obligations to any Person other than to a United States Affiliate of the Agent or to a Secondary Lender. The Agent agrees that it shall provide the Borrower with prior written notice of (i) any assignment of the rights and obligations of any Conduit Lender to another special purpose entity that issues promissory notes (which notice shall specify the effective date of such assignment and the aggregate principal amounts to be so assigned) , and (ii) any assignment of all or any portion of the principal amount of any Advance funded and maintained by a Conduit Lender to any Lender pursuant to an Asset Purchase Agreement or otherwise (which notice shall specify the principal amounts so assigned). Each such assignor may, in connection with the assignment or participation, disclose to the assignee or participant any information relating to the Borrower, including the Assigned Collateral, furnished to such assignor by or on behalf of the Borrower or by the Agent; provided, further, that, prior to any such disclosure, the assignee or participant agrees to preserve the confidentiality of any confidential information relating to the Borrower received by it from any of the foregoing entities.

(b) Each Secondary Lender may, with the prior written consent of the Borrower (which shall not be unreasonably withheld or delayed), assign to any Eligible Assignee all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Secondary Lender Commitment and the outstanding Advances or interests therein owned by it); provided, that, the Borrower's consent to any such assignment shall not be required if the assignee is an existing Secondary Lender or an Affiliate of Citibank or Citicorp North America, Inc. or if an Event of Default shall be continuing. If the Borrower's consent to any such assignment by a Secondary Lender under this Section 9.06(b) shall not be required, the Agent shall provide the Borrower with prior written notice of such assignment (which notice shall specify the percentage of such Sec ondary Lender's Secondary Lender Commitment which is being assigned and the assignee's "Percentage" after giving effect to such assignment). The parties to each such assignment shall execute and deliver to the Agent an Assignment and Acceptance. Notwithstanding the foregoing, Citibank or any of its Affiliates may assign any of its rights (including, without limitation, rights to payment of principal and Yield on the Advances) under this Agreement to any Federal Reserve Bank without notice to or consent of the Borrower or the Agent.

(c) This Agreement and the rights and obligations of the Agent herein shall be assignable by the Agent and its successors and assigns; provided, that without the prior written consent of the Borrower (which consent shall not be unreasonably withheld or delayed and which consent shall not be required if an Event of Default shall be continuing), the Agent shall not assign its obligations to any Person other than a U.S. Affiliate of the Agent.

(d) The Borrower may not assign its rights or obligations hereunder or any interest herein without the prior written consent of the Agent.

(e) The Secondary Lenders may, without the consent of the Borrower, sell participation interests in their respective Secondary Lender Commitments. The Borrower agrees that references in Sections 2.06, 2.07, 2.08, 9.03, 9.04 and 9.16 and the other terms and provisions of this Agreement and the other Program Documents to rates, determinations, reserve and capital adequacy requirements, expenses, increased costs, reduced receipts and the like as they pertain to the Secondary Lenders shall be deemed also to include those of each of its participants; provided, that, the Borrower shall not be required to reimburse a participant of a Secondary Lender pursuant to Sections 2.06, 2.07, 2.08, 9.03, 9.04 or 9.16 in an amount in excess of the amount that would have been payable to such Secondary Lender had such participation not been made.

(f) The Agent shall maintain at its address, 450 Mamaroneck Avenue, Harrison, New York 10528, Attention: Global Securitization, a copy of this Agreement and each signature page hereto and each Assignment and Acceptance delivered to and accepted by it and a register (the "Register") for the recordation of the names and addresses of the Secondary Lenders, their Secondary Lender Commitment, effective dates and Secondary Lender Stated Expiration Date, and the aggregate outstanding principal amount of the outstanding Advances made by each Secondary Lender under this Agreement. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agent and the Secondary Lenders may treat each person whose name is recorded in the Register as a Secondary Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Secondary Lender at any reasonable time and from time to time upon reasonable prior notice.

SECTION 9.07 Governing Law.

THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF NEW YORK, AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SAID STATE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PROVISIONS OF CONFLICTS OF LAWS THEREOF.

SECTION 9.08 Severability of Provisions.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 9.09 Limited Disclosure.

(a) Notwithstanding anything herein to the contrary, each of the parties hereto agree that, with respect to the transactions contemplated by this Agreement (the "Transaction"), it (and each of its respective, and their respective affiliates, employees, officers, directors, advisors, representatives and agents) are permitted to disclose to any and all Persons, without limitation of any kind, the structure and tax aspects (as such terms are used in the applicable Treasury regulations promulgated under Sections 6011 and 6111 of the Code) of the Transaction, and all materials of any kind (including opinions or other tax analyses) that are provided to it related to such structure and tax aspects. In this regard, each of the parties to this Agreement acknowledge and agree that the disclosure of the structure or tax aspects of the Transaction is not limited in any way by an express or implie d understanding or agreement, oral or written (whether or not such understanding or agreement is legally binding). Furthermore, each of the parties to this Agreement acknowledges and agrees that it does not know or have reason to know that its use or disclosure of information relating to the structure or tax aspects of the Transaction is limited in any other manner (such as where the Transaction is claimed to be proprietary or exclusive) for the benefit of any other Person.

(b) The Borrower agrees that it shall and it shall cause each of its Affiliates (i) to keep the Fee Letter, the representations, warranties, covenants, indemnitees, Events of Default, the other terms and provisions of and related definitions set forth in this Agreement the Control Agreement, the proposal relating to the facility contemplated by this Agreement and any prior draft of this Agreement, any analyses, computer models, information or document prepared by the Agent, Citibank or any of their respective Affiliates in connection with the transactions contemplated by this Agreement (the "Facility"), the Agent's or its Affiliate's written reports to the Borrower or any of its Affiliates and any related written information, in each case, to the extent relating to the pricing of the transaction, the fees payable to the Lenders, Secondary Lenders and Agent in connection with the Facility, the Borrowing Base Eligible Assets, the

Borrowing Base, the Advance Rates, the computation of the Borrowing Base Test or the Asset Coverage Test or the right of set-off specified in Section 9.12 (collectively, the "Product Information") confidential and to disclose Product Information only to those of its officers, employees, agents, accountants, legal counsel and other representatives (collectively, the "Borrower Representatives") who have a need to know such Product Information for the purpose of assisting in the negotiation, completion and administration of the Facility; (ii) to use the Product Information only in connection with the Facility and not for any other purpose; and (iii) to cause the Borrower Representatives to comply with the provisions of this Section 9.09 and to be responsible for any failure of any Borrower Representative to so comply.

The provisions of this Section 9.09(b) shall not apply to any Product Information that is a matter of general public knowledge or that has heretofore been made available to the public by any Person other than the Borrower, any of its respective Affiliates or any Borrower Representative or that is required to be disclosed by applicable law or regulation or is requested by any Authority with jurisdiction over the Borrower or any of its respective Affiliates. In the event that the Borrower or a Borrower Representative is required by applicable law or regulation or by legal process, to disclose any of the Product Information, the Borrower agrees that it will, or shall cause such Borrower Representative to, provide the Agent with prompt written notice of such request(s) and when possible prior to the required disclosure the Borrower shall use, or shall cause such Borrower Representative to use, reasonable efforts to seek a protective order or other appropriate remedy. If a protective order or other remedy is not obtained and a waiver hereunder is not received, the Borrower or such Borrower Representative shall disclose only that portion of the Product Information which is legally required.

(c) Each of the Secured Parties agrees (i) to keep all written non-public information with respect to the Borrower and its Affiliates which such Secured Party receives pursuant to the Program Documents regardless of the manner in which it is so furnished, together with any written analysis, compilations, data studies or other documents or records prepared by the Borrower or any of its Affiliates and furnished to such Secured Party pursuant to the Program Documents (collectively, the "XL Information") confidential and to disclose XL Information only to those of its directors, officers, employees, Affiliates, agents, accountants, legal counsel and other representatives of the Secured Parties (collectively, the "Secured Party Representatives") and to S&P, and Moody's which, in each case, may have a need to know or review such XL Information for the purpose of assi sting in the evaluation, negotiation, completion, administration, enforcement and evaluation of the Facility and/or for the performance of its duties directly relating to the Facility; (ii) to use the XL Information only in connection with the Facility and not for any other purpose; and (iii) to cause its related Secured Party Representatives to comply with the provisions of this Section 9.09(c) and to be responsible for any failure of its related Secured Party Representative to so comply.

The provisions of this Section 9.09(c) shall not apply to any XL Information (i) that is a matter of general public knowledge or that has heretofore been made available to the public by any Person other than such Secured Party or Secured Party Representative, (ii) was available to such Secured Party or such Secured Party Representative on a non-confidential basis prior to its disclosure in connection with the Facility, (iii) becomes available to such Secured Party or such Secured Party Representative on a non-confidential basis after the date hereof from a third party which was not known by such Secured Party or such Secured Party Representative to be subject to a confidentiality agreement with the Borrower or its Affiliates, or that is required to be disclosed by applicable law, regulation, legal process or is requested by any Authority with jurisdiction over any Secured Party or Secured Party Representative or any of their respective Affiliates or as may be necessary to enforce the Program Documents. In the event that a Secured Party or a Secured Party Representative is required by applicable law, regulation or by legal process, to disclose any of the XL Information, the applicable Secured Party agrees that it will provide the Borrower with prompt written notice of such request(s) and when possible prior to the required disclosure such Secured Party shall use reasonable efforts, at the Borrower's expense to seek a protective order or other appropriate remedy. If a protective order or other remedy is not obtained and a waiver hereunder is not received, such Secured Party shall disclose only that portion of the XL Inf ormation which is legally required.

The parties acknowledge that they or one or more of their Affiliates compete or may compete with each other and/or their Affiliates and nothing contained in this Section 9.09(b) shall be construed as a covenant not to compete with each other or any of their Affiliates.

Notwithstanding the foregoing, the XL Information may be disclosed by any Secured Party to permitted assignees and participants and potential assignees and participants in the Facility to the extent such disclosure is made pursuant to a written agreement of confidentiality substantially similar to this Section 9.09(c).

SECTION 9.10 Merger.

The Program Documents taken as a whole incorporate the entire agreement between the parties thereto concerning the subject matter thereof. The Program Documents supersede any prior agreements among the parties relating to the subject matter thereof.

SECTION 9.11 No Proceedings.

Each of the Borrower, the Agent, each Secondary Lender, each assignee of an Advance or any interest therein and each entity which enters into a commitment to make Advances to the Borrower hereunder hereby agrees that it will not institute against any Conduit Lender any proceeding of the type referred to in Section 6.01(f) so long as any promissory notes or other senior indebtedness issued by such Conduit Lender shall be outstanding or there shall not have elapsed one year plus one day since the last day on which any such promissory notes or other senior indebtedness shall have been outstanding.

SECTION 9.12 Right of Set-off.

(a) Each Lender and each Secondary Lender hereby agrees that the principal amount of, and the accrued and unpaid Yield on, each outstanding Advance maintained by it which is due and payable on the Maturity Date of such Advance and which is not to be paid by the making of Committed Advances pursuant to Section 2.02(b), or which is to be paid by the Borrower on any date any such Advance is to be prepaid by the Borrower in accordance with Section 2.05 (each such date a "Payment Date"), may be reduced by and set-off against the Related XLReB Assets which are conveyed by or on behalf of the Borrower to it free and clear of Adverse Claims in accordance with Section 9.12(b) and the Borrower's obligation to repay such amounts to such Lender or Secondary Lender shall, as of the effective date of such conveyance (each such date a "Conveyance Date"), be discharged and satisfied to the extent of the aggregate Accrued Value of such Related XLReB Assets so conveyed. The aggregate Accrued Value of the Related XLReB Assets conveyed on any Conveyance Date in respect of an Advance shall be applied first to the principal amount of such Advance and then to the accrued and unpaid Yield on such Advance. The Borrower agrees to provide the Agent with (i) one (1) Business Day's prior written notice if a set-off contemplated by this Section 9.12(a) shall be effected by it on any Payment Date, which notice shall specify the Related XLReB Assets to be conveyed, the Conveyance Date for such Related XLReB Assets and the Accrued Value of such Related XLReB Assets.

(b) The Related XLReB Assets to be transferred and conveyed by the Borrower to the applicable Lender or Secondary Lender on any Conveyance Date as contemplated by Section 9.12(a) shall be so transferred and conveyed by (i) transferring possession of any physical certificate or instrument evidencing the Related XLReB Assets to such Lender or Secondary Lender or an agent thereof, indorsed (if in registered form) to the transferee or in blank by an effective indorsement, (ii) registration of the transferee as the owner thereof on the register relating to the Related XLReB Assets in the name of the transferee, (iii) having a securities intermediary indicate by book entry that the Related XLReB Assets have been credited to the transferee's securities account, or (iv) as otherwise designated in writing by the Agent.

(c) It is the intent of the Borrower that the principal amount of each Advance payable on each Payment Date shall be discharged by the Borrower effecting a set-off of the Related XLReB Assets as contemplated by Section 9.12(a).

(d) Each Lender and Secondary Lender hereby agrees that in respect of any Secured Obligation owed by the Borrower, it shall not effect, and hereby waives its rights in respect of, any setoff or offset against any Related XLReB Asset which comprises the Trust Portfolio in order to reduce or discharge any such Secured Obligation.

SECTION 9.13 Submission to Jurisdiction; Waivers; Service of Process.

(a) The Borrower hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating to this Agreement or the other Program Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and the appellate courts of any of them;

(ii) consents that any such action or proceeding may be brought in any of such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower at its address set forth in Section 9.02 or at such other address as may be permitted thereunder;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction or court;

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages; and

(vi) to the extent that the Borrower or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or other similar grounds, from any legal action, suit or proceeding in connection with or arising out of this Agreement or any other Program Document, from the giving of any relief in any thereof, from setoff or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceeding may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or any other Program Document, the Borrower hereby irrevocably and unconditionally waives, and agrees for the benefit of each of the Agent, the Lenders and the Secondary Lenders not to plead or claim, any such immunity, and consents to such relief and enforcement.

(b) The Borrower hereby irrevocably designates, appoints and empowers CT Corporation System, with offices at 111 8th Avenue, New York, New York 10011, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and its properties, assets and revenues, service for any and all legal process, summons, notices and documents which may be served in any such action, suit or proceeding brought in the courts listed in Section 9.13(a) which may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts, with respect to any suit, action or proceeding in connection with or arising out of this Agreement or any other Program Document. If for any reason such designee, appointee and agent hereunder shall cease to act as such, the Borrower agrees to designate new designees, appointees and agents in The City of New York on the terms and for the purposes of this Section 9.13 satisfactory to the Agent. The Borrower further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents out of any of the aforesaid courts in any such action, suit or proceeding by serving a copy thereof upon the agent for service of process referred to in this Section 9.13 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agents shall accept or acknowledge such service) or by mailing copies thereof by regular or overnight mail, postage prepaid, to it at its address specified in or designated pursuant to this Agreement. The Borrower agrees that the failure of any such designee, appointee and agent to give any notice of such service to the Borrower shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Nothing herein shall in any way be deemed to limit the ability of any Secured Party to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the undersigned or bring actions, suits or proceedings against the undersigned in such other jurisdictions, and in a manner, as may be permitted by applicable law. The Borrower hereby irrevocably and unconditionally waives any objection which the Borrower may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or any other Program Document brought in the court chosen by the Agent, any Lender or any Secondary Lender and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 9.14 E-Mail Reports.

Subject to the following terms and conditions the Borrower may, unless otherwise notified to the contrary by the Agent, transmit Investor Reports to the Agent by electronic mail (each an "E-Mail Report"):

(i) Each E-Mail Report shall be formatted as the Agent may designate from time to time. Each E-Mail Report shall be sent to the Program Agent at an electronic mail address designated by the Agent, and the executed "summary sheet" for each E-Mail Report shall be transmitted via facsimile transmission to the Agent at the facsimile numbers specified for the Agent in Section 9.02.

(ii) Each E-Mail Report shall be deemed given when receipt of such transmission thereof is acknowledged by the Agent.

SECTION 9.15 Waiver Of Jury Trial.

To the extent permitted by law, each of the parties hereto hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or any other program document or for any counterclaim therein or relating thereto.

SECTION 9.16 Judgment in Foreign Currency.

The Borrower agrees to indemnify each Secured Party against any loss incurred by any such payee as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than Dollars and as a result of any variation as between (i) the rate of exchange at which the Dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such payee upon receipt of the Judgment Currency could have purchased Dollars with the amount of Judgment Currency actually received by such payee. The foregoing indemnity shall constitute a separate and independent obligation of the Borrower and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall inclu de any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 9.17 Conduit Lender Downgrades.

The Agent agrees to use reasonable efforts to promptly notify the Borrower in writing if S&P, Moody's or Fitch Investor's Service, Inc. has (i) downgraded the credit ratings of the commercial paper notes of any Conduit Lender to a level below A-2, P-2 and F-2, respectively, or (ii) placed the commercial paper notes of any Conduit Lender on a watch list singled out of special surveillance with negative implications and any such rating agency has indicated to the Agent that the credit rating for such commercial paper notes of such Conduit Lender would be downgraded to a level below A-2, P-2 or F-2, as applicable; provided, that the Agent shall have no liability for its failure to provide any such notice or any delay in providing any such notice. If an event specified in clauses (i) or (ii) of the previous sentence occurs with respect to any Conduit Lender, the Agent agrees that it s hall, upon the written request of the Borrower, use reasonable efforts to assign the Advances made by such Conduit Lender to a Conduit Lender in respect of which no such event has occurred.

The Agent hereby represents that, to the best of its knowledge, as of the Closing Date no Conduit Lender is subject to any bankruptcy or insolvency proceeding of the type specified in Section 6.01(f).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

XL RE LTD,
as Borrower

By: /s/ John W. Hume
Name: John W. Hume
Title: Executive Vice President and
Chief Financial Officer

CORPORATE ASSET FUNDING COMPANY, INC.,
as Lender

By: Citicorp North America, Inc., as
Attorney-in-Fact

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President

CORPORATE RECEIVABLES CORORATION
as Lender

By: Citicorp North America, Inc., as
Attorney-in-Fact

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President

CHARTA CORORATION,
as Lender

By: Citicorp North America, Inc., as
Attorney-in-Fact

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President

CIESCO, L.P.,
as Lender

By: Citicorp North America, Inc., as
Attorney-in-Fact

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President

CITICORP NORTH AMERICA, INC.,
as Agent

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President

CITIBANK, N.A.,
as Secondary Lender

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President
Percentage: 100%

13620.0171 #366619

EXHIBIT 10.61

CONTROL AGREEMENT

CONTROL AGREEMENT (this "Agreement"), dated as of February 25, 2003, among XL RE LTD (together with its permitted successors and assigns, "XLReB"), CITICORP NORTH AMERICA, INC., as agent on behalf of the Secured Parties (as defined below) (in such capacity, together with its successors and assigns, the "Agent") and MELLON BANK, N.A., as custodian and securities intermediary (in such capacity, together with its successors and assigns, the "Securities Intermediary").

RECITALS

WHEREAS, XLReB and the Securities Intermediary are parties to that certain Master Custody Agreement dated as of June 30, 1998 among XLReB and certain other affiliates of XLReB parties thereto (as from time to time amended, the "Custodial Agreement"), pursuant to which XLReB has appointed the Securities Intermediary to act as its custodian for its securities and other assets;

WHEREAS, pursuant to that certain Revolving Credit and Security Agreement dated as of the date hereof (as from time to time amended, the "Credit Agreement") among XLReB, the Agent, Corporate Asset Funding Company, Inc. ("CAFCO"), Corporate Receivables Corporation ("CRC"), Charta Corporation ("Charta"), Ciesco, L.P. ("Ciesco") (CRC, CAFCO, Charta and Ciesco and each of their successors and assigns, the "Lenders") and Citibank, N.A., the other banks and financial institutions from time to time parties to the Credit Agreement (together with Citibank, N.A., the "Secondary Lenders"), the Lenders and the Secondary Lenders have, subject to the terms and conditions thereof, agreed to make certain advances to XLReB, and XLReB has pledged, assigned, transferred, set over, delivered and granted to the Agent on behalf of itself, the Lenders and the Secon dary Lenders a continuing lien upon and security interest in the Assigned Collateral (as defined therein); and

WHEREAS, the parties are entering into this Agreement to provide Agent with control of each Collateral Account and to perfect Agent's security interest in the Control Collateral (as defined below) on behalf of itself, each Lender and each Secondary Lender (the Agent, each Lender and each Secondary Lender, collectively, the "Secured Parties") in respect of the Secured Obligations (as defined in the Credit Agreement);

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Definitions. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Custodial Agreement.

Establishment of Collateral Accounts. (a) The Securities Intermediary has established and will maintain each of the segregated accounts specified on Schedule I hereto, as such Schedule may be supplemented and modified in accordance with Section 16 hereto (each a "Collateral Account" and collectively, the "Collateral Accounts"). The Securities Intermediary agrees that each Collateral Account constitutes a "securities account" within the meaning of Article 8 of the Uniform Commercial Code in effect in the State of New York (the "UCC"), and all property now or hereafter held, credited or carried by the Securities Intermediary in or to each Collateral Account shall be treated by the Securities Intermediary as "financial assets" within the meaning of UCC Section 8-102(a)(9). Each Collateral Account shall be maintained separately and apart from any other account or sub-account of XLReB. The Securities Intermediary shall not change the name or account number of any Collateral Account without the prior written consent of the Agent. The parties hereto acknowledge that assets issued outside the United States ("Foreign Assets") and held in any Collateral Account (including those assets held in Euroclear or Clearstream), which are hel d by the Securities Intermediary, a sub-custodian within the Securities Intermediary's network of sub-custodians (each a "Sub-Custodian") or a depository or book-entry system for the central handling of securities and other financial assets in which the Securities Intermediary or the Sub-Custodian are participants (each, a "Securities System") may not permit XLReB to have a security entitlement under the UCC with respect to such Foreign Assets.

(b) All financial assets credited to a Collateral Account shall be registered in the name of the Securities Intermediary, endorsed to the Securities Intermediary or in blank or credited to another securities account maintained in the name of the Securities Intermediary and in no case will any financial asset credited to any Collateral Account (i) be registered in the name of XLReB , payable to the order of XLReB or specially endorsed to XLReB except to the extent the foregoing have been specially indorsed to the Securities Intermediary or in blank, or (ii) constitute a Foreign Asset held in a Securities System.

(c) The Securities Intermediary agrees that it shall promptly notify the Agent and XLReB in writing after becoming aware (using reasonable care) that any financial asset which constitutes Control Collateral is registered or endorsed in contravention of Section 2(b); provided, however, that the Securities Intermediary shall have no liability hereunder for the failure to deliver such notice except to the extent such failure results from its gross negligence or willful misconduct.

2. Control Collateral; Control.

(a) The Securities Intermediary hereby acknowledges the Agent's on behalf of the Secured Parties security interest in the Collateral Accounts, all cash, securities and other investment property from time to time on deposit in or credited to the Collateral Accounts and all Proceeds (as defined in the UCC) of such assets and property including, without limitation, all interest, dividends, stock dividends, stock splits and other money or property of any kind received, receivable, distributed or distributable in respect of such assets or property (collectively, the "Control Collateral"). The Securities Intermediary's records shall indicate that each Collateral Account and the cash, securities and other investment property on deposit or credited thereto are pledged for the benefit of the Agent on behalf of the Secured Parties.

(b) The Securities Intermediary agrees that it will comply with entitlement orders (as that term is defined in UCC Section 8-102(a)(8)) originated by the Agent and concerning each Collateral Account without the further consent of XLReB or any other person or entity. Except as provided in Section 3(c), below, the Securities Intermediary also will comply with entitlement orders or other instructions concerning the Collateral Accounts or the Control Collateral that are originated by XLReB or its authorized representatives. The Agent hereby covenants and agrees with XLReB that the Agent will not originate entitlement orders to the Securities Intermediary concerning any Collateral Account unless and until there has been an " Event of Default" under the Credit Agreement. The foregoing covenant is for the benefit of XLReB and shall not constitute a limitation on the obligation of the Securities Intermediary to act upon and comply with any entitlement orders concerning any Collateral Account that are originated by the Agent at any time.

(c) The Securities Intermediary agrees that following its receipt of notice from the Agent in substantially the form of Annex A hereto (the "Notice of Exclusive Control") of the occurrence of an Event of Default, the Securities Intermediary shall not, unless such Notice of Exclusive Control has been revoked in writing by the Agent, (i) permit any sale, disposition, substitution or withdrawal of, or additional encumbrance upon, any Control Collateral or release any Control Collateral for any reason, without the prior written consent of the Agent, or (ii) follow any entitlement order or other instruction of XLReB in respect of the Control Collateral.

(d) Subordination of Lien; Waiver of Set-Off. In the event that the Securities Intermediary has or subsequently obtains by agreement, by operation of law or otherwise a security interest in any Collateral Account or any Control Collateral or cash on deposit therein, the Securities Intermediary hereby agrees that such security interest to the extent that it secures amounts owing to it other than in respect of any Custodian's Overdraft Advances (as defined below) is subordinate to the security interest of the Agent on behalf of the Secured Parties. The Control Collateral will not be subject to deduction, set-off, recoupment, banker's lien, or any other right in favor of any person or entity other than the Secured Parties, except (x) in respect of the subordinated security interest of the Securities Intermediary referred to above, with the prior written consent of the Agent, and (y) in respect of the lien securing the Custodian's Overdraft Advances. As used herein the term "Custodian's Overdraft Advance" shall mean any advance of cash or securities by the Custodian to or for the benefit of XLReB, including any overdraft fees. In addition, the Securities Intermediary expressly agrees that it shall not utilize any Control Collateral or dispose of any Control Collateral to satisfy any obligation of XLReB or any other person or entity to the Securities Intermediary (as securities intermediary, custodian or otherwise) under this Agreement, any Custodial Agreement or any other agreement or document (i) except as expressly permitted by, and subject to the conditions set forth in, clauses (x) and (y) above, and (ii) without giving XLReB and the Agent at least fourteen (14) days prior written notice thereof.

(e) Notice of Exclusive Control. Any Notice of Exclusive Control, delivered by the Agent to the Securities Intermediary shall, solely for purposes of this Agreement, constitute conclusive evidence that an Event of Default shall have occurred and be continuing unless and until the Securities Intermediary receives a notice from the Agent revoking such Notice of Exclusive Control. The Securities Intermediary shall have no duty to investigate or determine whether an Event of Default has occurred and shall comply with a Notice of Exclusive Control even if it believes that no such Event of Default exists. Unless and until the Securities Intermediary shall have received a Notice of Exclusive Control or if any previous Notice of Exclusive Control has been revoked in writing by the Agent, the Securities Intermediary shall hold and administer the Control Collateral as if no Event of Default shall have occurred. The Agent agrees that if it has delivered a Notice of Exclusive Control to the Securities Intermediary and thereafter it has been established by XLReB to the reasonable satisfaction of the Agent that no Event of Default shall be continuing, it shall promptly deliver to the Securities Intermediary a notice revoking such Notice of Exclusive Control; provided, that nothing herein shall be deemed to limit the ability of the Agent to deliver any subsequent Notice of Exclusive Control.

(f) The Securities Intermediary shall have no responsibility or liability to Secured Party for following instructions relating to financial assets held in the Collateral Accounts at the direction of XLReB, or XLReBs authorized representatives, or complying with entitlement orders concerning the Collateral Accounts from XLReB, or XLReB's authorized representatives, that are received by the Securities Intermediary before the Securities Intermediary receives a Notice of Exclusive Control. The Securities Intermediary shall have no responsibility or liability to XLReB for complying with a Notice of Exclusive Control or complying with entitlement orders concerning any Collateral Account originated by the Agent. The Securities Intermediary shall have no responsibility or liability to any Secured Party with respect to the value of any Collateral Account or any asset held therein. This Agreement do es not create any obligation or duty of the Securities Intermediary other than those expressly set forth herein.

3. Confirmation of Control Collateral. If requested in writing by the Agent, the Securities Intermediary shall deliver to the Agent on the fifth (5th) Business Day of each month (or more frequently as the Agent shall reasonably request), a report in reasonable detail on the Control Collateral held in each Collateral Account, including without limitation, in respect of the Control Collateral maintained in securities accounts with foreign sub-custodians, the identity and the specific Control Collateral maintained by each such foreign sub-custodian. The delivery of any such report to the Agent shall constitute a representation and warranty by the Securities Intermediary to the Agent on behalf of the Secured Parties that the Securities Intermediary has not received any written notification purporting to establish or inform the Securities Intermediary of the existence of any security interest or other lien on or with respect to any of such Control Collateral other than a lien or security interest which has been released by written notice to the Securities Intermediary by the appropriate secured party.

4. Standard of Care. The Securities Intermediary shall exercise the same degree of care and diligence in performing all of its obligations hereunder as is required under the Custodial Agreement and to the extent more exacting the degree of skill, care and diligence customarily exercised by comparable institutions that perform similar duties. The Securities Intermediary shall not be responsible for the creation, validity or perfection of any security interest in favor of the Agent on behalf of the Secured Parties, except that the Securities Intermediary shall be liable with respect to any failure of the perfection of such security interest to the extent such failure is the result of the gross negligence or willful misconduct of the Securities Intermediary or a breach of the express obligations of the Securities Intermediary set forth herein.

5. Indemnity. In addition to the indemnity under the Custodial Agreement, XLReB agrees to indemnify and hold the Securities Intermediary harmless against any losses, liabilities and damages incurred by the Securities Intermediary as a consequence of any action

taken or omitted to be taken by it in the performance of its obligations hereunder, with the exception of any losses, liabilities and damages arising from any breach by the Securities Intermediary of the standard of care set forth in Section 5.

6. Representations and Warranties; Covenants.

(a) Each of the parties to this Agreement represents and warrants to the other parties to this Agreement as follows:

(i) it is duly organized and existing under the laws of the jurisdiction of its organization with full power and authority to execute and deliver this Agreement and to perform all of the duties and obligations to be performed by it under this Agreement; and

(ii) this Agreement has been duly authorized, executed and delivered by it, and constitutes its valid, legal and binding obligation enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors' rights in general or by general principles of equity whether considered in a proceeding at law or equity.

(b) The Securities Intermediary represents, warrants, covenants, agrees and confirms that as of the date hereof, and at all times:

(i) It shall be a "securities intermediary" (as defined in UCC Section 8-102(a)(14)) and shall be acting in that capacity with respect to each Collateral Account.

(ii) Solely with respect to each Collateral Account, pursuant to Section 8-110(e)(1) of the UCC, the Securities Intermediary's "jurisdiction" for purposes of Article 8 of the UCC is the State of New York.

(iii) The Securities Intermediary shall be a "Securities Intermediary" and a "Participant" within the meaning of the United States Regulations. "United States Regulations" means 31 C.F.R. Part 357; 12 C.F.R. Part 615, Subparts O, R and S; 12 C.F.R. Part 912; 12 C.F.R. Part 1511; 24 C.F.R. Part 81; 31 C.F.R. Part 354; and 18 C.F.R. Part 1314.

(iv) There are no other agreements entered into between the Securities Intermediary and XLReB with respect to any Collateral Account except for this Agreement, the Custodial Agreement and the related fee agreement.

(v) The Securities Intermediary has not entered into, and until the termination of this Agreement will not enter into, any agreement (other than the Custodial Agreement) with any other person or entity relating to the Collateral Account and/or any Control Collateral under which it has agreed to comply with entitlement orders (as defined in Section 8-102(a)(8) of the UCC) of such other person or entity.

(vi) The Securities Intermediary has not entered into, and until the termination of this Agreement will not enter into, any agreement with XLReB, the Agent or any other person or entity purporting to limit or condition the obligation of the Securities Intermediary to comply with entitlement orders as set forth in this Agreement.

(c) Except for the claims and interest of XLReB and the Secured Parties in the Control Collateral and the Collateral Account and subject to Section 3(d), the Securities Intermediary's lien, the Securities Intermediary does not know of any claim to, or interest in, any Collateral Account or in any of the Control Collateral. If any person or entity asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against any Collateral Account or any of the Control Collateral, the Securities Intermediary will promptly notify the Agent and XLReB thereof.

(d) The Securities Intermediary agrees that it shall permit the Agent or any Person designated by the Agent to, upon reasonable advance notice and during normal hours, visit and inspect any of its books, records and accounts relating to the Securities Intermediary's performance under this Agreement and the Custodial Agreement and to discuss the foregoing with the officers, partners, employees and accountants of the Securities Intermediary, all as often as the Agent may reasonably request.

(e) Upon the reasonable request of the Agent, the Securities Intermediary will use its commercially reasonable efforts to arrange for the Agent or its designees to be afforded access to the books and records of any foreign banking institution employed as a foreign sub-custodian under the Custodial Agreement insofar as such books and records relate to the performance of such foreign banking institution under its agreement with the Securities Intermediary.

7. Custodial Agreement. In the event of any conflict between this Agreement (or any portion thereof) and the Custodial Agreement (or any portion thereof) or any other agreement now existing or hereafter entered into, the terms of this Agreement shall prevail.

8. Expenses. All reasonable expenses incurred by the Securities Intermediary in connection with this Agreement shall be paid by XLReB.

9. Notices; Communications. Unless otherwise provided herein, all notices or other communications called for by this Agreement shall be given by the most expeditious means possible and may be given by telephone. Any notice given other than in writing, telex, facsimile or by other reproduction methods shall be promptly confirmed in writing. Until notice is given to the contrary in accordance with this Section 10, all notices or other communications to the respective parties shall be directed to:

If to the Securities Intermediary:

Mellon Bank, N.A.
One Mellon Center
Pittsburgh, PA 15258
Attention: Manager, Insurance Custody
Telephone: (412) 234-8547
Telefax: (412) 234-8725

If to XLReB:

XL Re Ltd
XL House
One Bermudiana Road
Hamilton HM 11, Bermuda
Attention: General Counsel, XL Capital Ltd
Telephone: 441-292-8515
Telefax: 441-292-5280

If to the Agent:

Citicorp North America, Inc.
U.S. Securitization
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: U.S. Securitization
Telephone: (914) 899-7122
Facsimile: (914) 899-7890

With a copy to:

Citicorp North America, Inc.
388 Greenwich Street, 19th Floor
New York, New York 10013
Attention: Portfolio Management Unit
Telephone No.: (212) 816-0108
Facsimile No.: (212) 816-0245

10. Assignment. All of the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, that neither XLReB nor the Securities Intermediary may assign or transfer any of its rights or obligations hereunder without the prior written consent of the Agent.

11. Counterparts. This Agreement may be executed simultaneously in any number of counterparts each of which when so executed and delivered shall be an original but all of which shall constitute but one and the same document.

12. Governing Law. This Agreement and the rights and obligations of the parties with respect to the security interest created in the Collateral Accounts shall be governed by and construed in accordance with the laws of the State of New York, including applicable provisions of the UCC regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof. XLReB and the Securities Intermediary hereby submit to the jurisdiction of any New York State or United States Federal court sitting in New York County over any action or proceeding arising out of or relating to this Agreement, and XLReB hereby agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State or Federal court.

13. Amendment.

(a) This Agreement may not be amended, waived, modified or terminated except by an instrument in writing signed by each of the parties hereto.

(b) Each of XLReB and the Securities Intermediary agrees that without the prior written consent of the Agent, which shall not be unreasonably withheld, they shall not materially amend, modify, supplement or terminate the Custodial Agreement in respect of XLReB or replace Mellon Bank, N.A. as custodian under the Custodial Agreement.

14. No Proceedings. Each of XLReB, the Agent and the Securities Intermediary hereby agrees that it will not in connection with this Agreement institute against CRC, CAFCO, Charta or Ciesco any bankruptcy, insolvency or other similar proceeding until there shall have elapsed at least one year plus one day since the last day on which any promissory note or other debt security of CRC, CAFCO, Charta or Ciesco shall be outstanding.

15. Additions and Deletions of Collateral Accounts. XLReB may request that an additional segregated account maintained by the Securities Intermediary (a "Proposed Eligible Account") under the Custodial Agreement be added as a "Collateral Account" under this Agreement. In addition, so long as no Default or Event of Default is continuing or would result therefrom, XLReB may request that an existing Collateral Account (a "Proposed Deleted Account") be removed as a "Collateral Account" under this Agreement. On and as of the Schedule I Modification Date (as defined below) in respect of a Proposed Eligible Account or a Proposed Deleted Account: (i) such Proposed Eligible Account shall become a "Collateral Account" for purposes of this Agreement and the Credit Agreement, or such Proposed Deleted Account shall cease to be a "Colla teral Account" for purposes of this Agreement, and the Credit Agreement, as the case may be, and (ii) Schedule I shall be deemed to be amended to reflect the addition of such Proposed Eligible Account or the deletion of such Proposed Deleted Account, as the case may be.

The term "Schedule I Modification Date" shall mean, with respect to the addition of a Proposed Eligible Account or the removal of any Proposed Deleted Account, the date on which all of the following conditions shall have been satisfied:

(i) the Agent shall have received a fully executed and appropriately completed Addendum substantially in the form of Annex B hereto (the "Addendum");

(ii) if a Proposed Deleted Account is proposed to be excluded as a "Collateral Account", the Agent shall have received a pro-forma Investor Report which shall evidence compliance with the Borrowing Base Test after giving effect to the exclusion of all Proposed Deleted Accounts to be deleted on such date; and

(iii) if a Proposed Eligible Account is proposed to be added as a Collateral Account, the Agent shall have received (A) from XLReB such opinions and certificates, each dated a date reasonably near the Schedule I Modification Date, as the Agent shall have reasonably requested, all in form, scope and substance substantially identical to the opinions delivered on the Closing Date or otherwise reasonably satisfactory to the Agent, and (B) copies of all filings necessary or appropriate in order to perfect the security interest of the Agent in the Assigned Collateral relating to such Proposed Eligible Account.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as an instrument under seal by its duly authorized officer as of the date written above.

MELLON BANK, N.A.,
as Securities Intermediary

By: /s/ Donna F. Moses
Name: Donna F. Moses
Title: Vice President

XL RE LTD

By: /s/ John W. Hume
Name: John W. Hume
Title: Executive Vice President and
Chief Financial Officer

CITICORP NORTH AMERICA, INC.,
as Agent for the Secured Parties

By: /s/ Marc B. Adelman
Name: Marc B. Adelman
Title: Vice-President

13620.0171 #365594

EXHIBIT 12.1

Exhibit 12.1

XL CAPITAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

000s of U.S. Dollars

	Yr End 31-Dec 2002	Yr End 31-Dec 2001	Yr End 31-Dec 2000	Yr End 31-Dec 1999	Yr End 31-Dec 1998
Earnings:					
Pre-tax income from continuing operations	392,903	(833,916)	376,734	390,252	636,670
Fixed charges and pref divs.	186,987	117,994	76,612	53,609	36,898
Distributed income of equity investees	23,335	3,662	4,987	1,266	25,319
Subtotal	603,225	(714,373)	458,333	445,127	698,887
Less: Minority interest	13,371	2,113	1,093	220	749
Preference share dividends	9,620	—	—	—	—
Total Earnings	**580,234**	**(714,373)**	**457,240**	**444,907**	**698,138**
Fixed Charges:					
Interest costs	102,200	65,350	32,147	37,378	33,444
Accretion of deposit liabilities	65,886	47,922	38,446	12,394	—
Rental expense at 30% (1)	9,281	4,722	6,019	3,837	3,454
Total Fixed charges	**177,367**	**117,994**	**76,612**	**53,609**	**36,898**
Preference share dividends - XL Capital	9,620	—	—	—	—
Total Prefered dividends	**9,620**	—	—	—	—
Total fixed charges and preference dividends	**186,987**	**117,994**	**76,612**	**53,609**	**36,898**
Ratio of Earnings to Fixed Charges	**3.3**	**(6.1)**	**6.0**	**8.3**	**18.9**
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	**3.1**	**(6.1)**	**6.0**	**8.3**	**18.9**
Deficiency	**N/A**	**(832,367)**	**N/A**	**N/A**	**N/A**

(1) 30% represents a reasonable approximation of the interest factor
(2) For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $832.4 million.

EXHIBIT 21.1

Filename:	c26955_ex21-1.htm	
Type:	EX-21.1	
Comment/Description:		

(this header is not part of the document)

Exhibit 21.1

	%	Jurisdiction
XL Capital Ltd		Cayman
EXEL Holdings Limited	100	Cayman
EXEL Acquisition	100	Cayman
GCR Holdings Limited *(in liquidation)*	100	Cayman
Reeve Court Holdings Ltd	100	Bermuda
XL Life Ltd	100	Bermuda
Reeve Court General Partner Limited	100	Bermuda
Reeve Court 4 Limited Partnership	100	Bermuda
Reeve Court 6 Limited Partnership	100	Bermuda
XL Property Holdings Limited	100	Bermuda
XL Insurance (Bermuda) Ltd	100	Bermuda
Element Reinsurance Ltd	100	Bermuda
EXEL Cumberland Limited	100	UK
InQuisCapital Holdings (Bermuda) Limited	100	Bermuda
InQuisLogic (Bermuda) Limited	100	Bermuda
RiskConnect Limited	100	Bermuda
Sovereign Risk Insurance Ltd.	50	Bermuda
XL Winterthur International (Bermuda) Ltd	100	Bermuda
XL Winterthur International Services Ltd	100	Bermuda
International Insurance Consulting Services Limited	100	Bermuda
Winterthur Administracao e Participaceoes Ltda	100	Brazil
Winterthur International Brasil Seguradora S/A	100	Brazil
XL Capital Products Limited	100	Bermuda
XL Financial Assurance Ltd.	85	Bermuda
XL Financial Solutions Ltd	100	Bermuda
XL Global Services (Bermuda) Ltd	100	Bermuda
X.L. Holdings Barbados Ltd.	100	Barbados
X.L. America, Inc.	100	Delaware
XL Capital Investment Partners, Inc.	100	Delaware
Brockbank Insurance Services, Inc.	100	California
ECS, Inc.	100	Pennsylvania
ECS Alternative Market Services, Inc.	100	Pennsylvania
ECS Childcare Center, Inc.	100	Pennsylvania
ECS Claims Administrators, Inc.	100	Pennsylvania
ECS Holdings, Inc.	100	Delaware
ECS International, Inc.	100	Delaware
ECS Asesores en Seguros Medioambientales, S.A.R.L.	100	Spain
ECS Asesores en Aseguramiento de Riesgos Ambientales S.A. de C.V.	1	Mexico
XL Environmental Ltd	100	UK
ECS Underwriting Ltd.	100	UK
ECS Asesores en Aseguramiento de Riesgos Ambientales S.A. de C.V.	99	Mexico
Risk & Insurance Services, Inc.	100	Barbados
ECS Risk Control, Inc.	100	Pennsylvania
ECS Underwriting, Inc.	100	Pennsylvania
Element Re Advisors Inc.	100	Delaware
XL Weather & Energy Inc. *(formerly Element Re Capital Products Inc.)*	100	Delaware
Global Credit Analytics, Inc.	100	Delaware
NAC Re Corporation	100	Delaware
XL Reinsurance America Inc. *(A-76%) – NY	100	New York

Greenwich Insurance Company *(A-5%)	100	Delaware
Warranty Support Services, Inc.	100	New York
Indian Harbor Insurance Company *(A-5%)	100	North Dakota
Intercargo Corporation	100	Delaware
Intercargo International Limited	100	BVI
International Advisory Services Inc.	100	Illinois

	%	Jurisdiction
XL Specialty Insurance Company *(A-7%)	100	Delaware
Intercargo Insurance Company H.K. Ltd.	100	Hong Kong
NAC Re Financial Services, Inc	100	Delaware
NAC Re Investment Holdings, Inc.	100	Delaware
XL Capital Assurance Inc.	100	New York
XL Capital Assurance (U.K.) Limited	100	UK
XL Insurance Company of New York, Inc. *(A-7%)	100	New York
XL Insurance America, Inc. *(formerly Winterthur International America Insurance Company)*	100	Delaware
XL Select Insurance Company	100	Oklahoma
Winterthur International Services of America Inc.	100	Wisconsin
XLCA Admin LLC	100	New York
XLCDS LLC	100	New York
XL Financial Administrative Services, Inc.	100	Delaware
XL Portfolio Advisors Inc.	100	Delaware
XL Global, Inc.	100	Delaware
XL Insurance, Inc.	100	Delaware
X.L. Global Services, Inc.	100	Delaware
XL Life and Annuity Holding Company	100	Delaware
XL Life Insurance and Annuity Company	100	Illinois
XL Asset Funding Company I LLC	100	Delaware
XL Investments Ltd	100	Bermuda
First Cumberland Bank, Inc.	100	Barbados
Garrison Investments Inc.	100	Barbados
XLA Garrison L.P.	100	Delaware
InQuisLogic Ltd.	100	Barbados
InQuisLogic Inc.	100	Delaware
Kensington Investments Inc.	100	Barbados
XLB Partners Inc.	100	Barbados
Cumberland Holdings, Inc.	100	Delaware
Cumberland California, Inc.	100	Delaware
Cumberland New York, Inc.	100	Delaware
Pareto Asset Management (Ireland) Limited	50	
RiskConnect Ltd	100	Barbados
RiskConnect Inc.	100	Delaware
X.L. Investment Private Trustee Ltd.	100	Bermuda
X.L. Investments (Barbados) Inc.	100	Barbados
TAM Investment Holdings Inc.	100	Delaware
XL (LUXEMBOURG) S.a.r.l.	100	Luxembourg
XL (FINANCE) S.a.r.l.	100	Luxembourg
XL (INTERNATIONAL) S.a.r.l.	100	Luxembourg
XL (SERVICES) S.a.r.l.	100	Luxembourg
XL (SPECIALTY) S.a.r.l.	100	Luxembourg
XL (WESTERN EUROPE) S.a.r.l.	100	Luxembourg
Le Mans Re	67	France
XL Swiss Holdings Ltd	100	Switzerland
XL Re Latin America Ltd	100	Switzerland
XL Latin America Investments Ltd	100	Bermuda
XL Re Latin America (Argentina SA)	100	Argentina
XL Re Latin America Servicos Ltda	100	Brazil
XL Winterthur International Insurance (Switzerland)	100	Switzerland
XL Winterthur International Re (WIRE)	100	Switzerland
XL Insurance (UK) Holdings Limited *(formerly XL Winterthur (UK) Holdings Limited)*	100	UK
XL Winterthur International Insurance Company Limited	100	UK
XL Magyarorszag Biztosito Reszvenytarsasag	100	Hungary

	%	Jurisdiction
Winterthur International Argentina SA Compania de Seguros	100	Argentina
Winterthur Holdings (Proprietary) Limited	100	South Africa
Winterthur Properties (Proprietary) Limited	100	South Africa
Winterthur International Insurance Company Limited	100	South Africa
XL Anglo Properties Limited *(formerly XL Winterthur Properties Limited)*	100	UK
X.L. One Ltd.	100	Bermuda
XL Europe Ltd	50	Ireland
XL Trading Partners Ltd	90	Bermuda
X.L.Two Ltd.	100	Bermuda
XL Financial Services (Ireland) Ltd	100	
XL Europe Ltd	50	Ireland
XL Australia Pty Ltd	100	Australia
Mid Ocean Limited	100	Cayman
Mid Ocean Holdings Limited	100	Bermuda
Ridgewood Holdings Limited	100	Bermuda
XL London Market Group plc	100	UK
Brockbank Holdings Limited	100	UK
Baltusrol Holdings Limited	100	Bermuda
County Down Limited	100	UK
Dornoch Limited	100	UK
Stonebridge Underwriting Limited	100	UK
XL London Market Services Ltd	100	UK
Brockbank Personal Lines Limited – *(Dormant)*	100	
Cassidy Brockbank Limited *(Dormant)*	100	
Denham Syndicate Management Limited	100	
Denham Direct Underwriters Ltd	100	
Denham Legal and Professional Risks Ltd	100	
Denham Towers Underwriting Agents (PTY) Limited	51	
XL London Market Ltd- Syndicates 588/861/990/1209	100	
Brockbank Syndicate Services Limited	100	
XL Capital International Limited	100	UK
XL Capital Finance (Europe) plc	100	UK
XL Financial Products Ltd.	100	UK
XL Re Ltd	100	Bermuda
ECS Reinsurance Company Inc.	100	Barbados
Global Capital Underwriting Ltd.	100	UK
NAC Re International Holdings Ltd	100	UK
NAC Reinsurance International Limited	100	UK
XL Services UK Limited	100	UK
XL Mid Ocean Re Limited	100	UK
XL Investment Management Limited	100	Bermuda
XL Capital Partners Corporation	100	Cayman
XL Capital Partners 1, L.P.	100	Cayman
XL Capital Principal Partners 1, L.L.C.	50	Delaware
XL Principal Partners 1, L.P.	100	Cayman
XL Capital Principal Partners 1, L.L.C.	50	Delaware

* A = Company is a member of NAC Reinsurance, Intercargo Pooling Agreement with individual company pooling % noted

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statements of XL Capital Ltd on Form S-3 (File No. 333-101288), Form S-3 (File No. 333-76988), Form S-3 (File No. 333-75240), Form S-3 (File No. 333-73410), Form S-3 (File No. 333-72018), Form S-3 (File No. 333-66976), Form S-3 (File No. 333-62257), Form S-8 (File No. 333-89568), Form S-8 (File No. 333-81451), Form S-8 (File No. 333-62137), and Form S-8 (File No. 333-46250) of our report dated February 11, 2003 on our audits of the consolidated financial statements and financial statement schedules of XL Capital Ltd as at December 31, 2002.

PRICEWATERHOUSECOOPERS LLP

New York, New York

March 28, 2003

EXHIBIT 99.1

Exhibit 99.1

XL Capital Assurance Inc. and Subsidiary

Consolidated Financial Statements for the

years ended December 31, 2002, 2001 and 2000

XL Capital Assurance Inc. and Subsidiary

December 31, 2002, 2001 and 2000

Contents to Audited Consolidated Financial Statements

Report of Independent Accountants

To the Board of Directors and Shareholder
of XL Capital Assurance Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of XL Capital Assurance Inc. and its subsidiary (the "Company"), a wholly owned subsidiary of XL Reinsurance America, Inc., at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

February 11, 2003

XL Capital Assurance Inc. and Subsidiary

Consolidated Balance Sheets
December 31, 2002 and 2001

(U.S. Dollars in thousands except number of shares and per share amounts)

	As of December 31, 2002	As of December 31, 2001
Assets		
Investments		
Fixed maturities available for sale, at fair value (amortized cost: 2002—$110,927; 2001—$76,940)	$ 115,301	$ 78,586
Short-term investments, at fair value, which approximates cost	20,153	38,681
Total investments	135,454	117,267
Cash and cash equivalents	44,714	39,204
Premiums receivable	2,713	1,070
Accrued investment income	1,375	897
Reinsurance balances recoverable on unpaid losses	9,594	1,539
Prepaid reinsurance premiums	151,950	41,727
Current Federal income tax recoverable	—	1,651
Deferred Federal income tax benefit	5,003	3,495
Intangible assets—acquired licenses	11,529	11,529
Other assets	788	922
Total assets	$ 363,120	$ 219,301
Liabilities and Shareholder's Equity		
Liabilities		
Deferred premium revenue	$ 163,129	$ 44,933
Unpaid losses and loss adjustment expenses	10,380	1,585
Deferred ceding commissions, net	11,654	1,118
Reinsurance premiums payable	19,441	17,648
Payable for securities purchased	—	12,974
Accounts payable and accrued expenses	5,765	3,781
Intercompany payable to affiliates	10,289	11,309
Total liabilities	220,658	93,348
Shareholder's Equity		
Common stock (par value $7,500 for December 31, 2002 and December 31, 2001, 2,000 shares authorized, issued and outstanding for December 31, 2002 and 2001)	15,000	15,000
Additional paid-in capital	139,154	119,154
Accumulated other comprehensive income (net of deferred Federal income tax liability of: 2002—$1,562; 2001—$592)	2,812	1,054
Accumulated deficit	(14,504)	(9,255)
Total shareholder's equity	142,462	125,953
Total liabilities and shareholder's equity	$ 363,120	$ 219,301

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2002, 2001 and 2000

(U.S. Dollars in thousands except number of shares)

	Year ended December 31, 2002	2001	2000
Revenues			
Gross premiums written	$ 154,129	$ 51,242	$ 27
Ceded premiums written	(143,156)	(47,854)	(26)
Net premiums written	10,973	3,388	1
Change in deferred premium revenue	(7,973)	(3,206)	—
Net Premiums earned (net of ceded earned premium of $32,933 in 2002, $6,127 in 2001 and $26 in 2000)	3,000	182	1
Other income	157	—	—
Net investment income	5,799	5,719	5,517
Net realized gains (losses) on investments	1,975	955	(621)
Net realized and unrealized gains (losses) on credit derivatives	(24)	(138)	—
Total revenues	10,907	6,718	4,897
Expenses			
Net losses and loss adjustment expenses (net of ceded losses and loss adjustment expenses of $8,233 in 2002, $1,532 in 2001 and $6 in 2000)	754	46	1
Net operating expenses	17,835	18,794	6,459
Total expenses	18,589	18,840	6,460
Loss before Federal income tax benefit	(7,682)	(12,122)	(1,563)
Current Federal income tax (benefit) expense	45	(1,829)	(414)
Deferred Federal income tax (benefit) expense	(2,478)	(4,105)	27
Total Federal income tax benefit	(2,433)	(5,934)	(387)
Net loss	(5,249)	(6,188)	(1,176)
Other comprehensive income	1,758	103	2,325
Comprehensive (loss) income	$ (3,491)	$ (6,085)	$ 1,149

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder's Equity
For the years ended December 31, 2002, 2001 and 2000

(U.S. Dollars in thousands except number of shares)

	Year ended December 31, 2002	2001	2000
Common Shares			
Number of shares, beginning of year	2,000	2,500	2,500
Shell acquisition—retirement of XL Capital Assurance Inc. shares	—	(2,500)	—
Shell acquisition—issue new XL Capital Assurance Inc. shares	—	2,000	—
Number of Shares—end of year	2,000	2,000	2,500
Common Stock			
Balance—beginning of year	$ 15,000	$ 15,000	$ 15,000
Balance—end of year	15,000	15,000	15,000
Additional Paid-In Capital			
Balance—beginning of year	119,154	70,000	70,000
Contribution of The London Assurance of America Inc.	—	24,154	—
Capital contribution	20,000	25,000	—
Balance—end of year	139,154	119,154	70,000
Accumulated Other Comprehensive Income			
Balance—beginning of year	1,054	951	(1,374)
Net change in unrealized appreciation of investments, net of deferred Federal tax expense of $970 in 2002, $80 in 2001 and $512 in 2000	1,758	103	2,325
Balance—end of year	2,812	1,054	951
Accumulated deficit			
Balance—beginning of year	(9,255)	(3,067)	(1,891)
Net loss	(5,249)	(6,188)	(1,176)
Balance—end of year	(14,504)	(9,255)	(3,067)
Total shareholder's equity	$ 142,462	$ 125,953	$ 82,884

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(U.S. Dollars in thousands except number of shares)

	Year ended December 31, 2002	2001	2000
Cash provided by operating activities			
Net loss	$ (5,249)	$ (6,188)	$ (1,176)
Adjustments to reconcile net loss to net cash provided by operating activities			
Net realized (gains) losses on sale of investments	(1,975)	(955)	621
Net realized and unrealized losses on credit derivatives excluding cash received and paid	513	179	—
Amortization of premium on bonds	919	117	120
Amortization of acquired licenses	—	244	—
Increase in unpaid losses and loss adjustment expenses, net	754	46	1
Increase in deferred premium revenue	7,973	3,206	—
Deferred ceding commissions, net	10,536	1,118	—
Increase in reinsurance premiums payable	1,793	17,629	19
Increase in premiums receivable	(1,643)	(1,043)	(27)
Decrease (increase) in accrued investment income	(478)	89	(151)
Increase (decrease) in current Federal income tax recoverable	1,651	(1,972)	(414)
Deferred Federal income tax liability	(2,478)	(4,105)	27
Increase in accounts payable and accrued expenses	1,471	2,713	750
(Decrease) increase in intercompany payable to affiliates	(1,020)	7,188	4,201
Other	121	(1,116)	(313)
Total adjustments	18,137	23,338	4,834
Net cash provided by operating activities	12,888	17,150	3,658
Cash flows from investing activities			
Proceeds from sale of fixed maturities and short-term investments	167,142	74,052	15,215
Proceeds from sale of preferred stock	—	—	3,708
Proceeds from maturity of fixed maturities and short-term investments	64,292	132,394	24,235
Purchase of fixed maturities and short-term investments	(258,812)	(225,675)	(45,069)
Net cash used in investing activities	(27,378)	(19,229)	(1,911)
Cash flows from financing activities			
Cash of contributed company	—	11,279	—
Capital contribution	20,000	25,000	—
Net cash provided by financing activities	20,000	36,279	—
Increase (decrease) in cash and cash equivalents	5,510	34,200	1,747

Cash and cash equivalents—beginning of year	39,204	5,004	3,257
Cash and cash equivalents—end of year	$ 44,714	$ 39,204	$ 5,004
Taxes paid (refund received)	$ (1,699)	$ 143	$ —

See accompanying notes to consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

1. Organization and Ownership

XL Capital Assurance Inc. ("the Company") is a wholly owned subsidiary of XL Reinsurance America Inc. ("XL RE AM"), formerly known as NAC Reinsurance Corporation, which is an indirect wholly owned subsidiary of XL America, Inc. ("XLA"). XLA is an indirect wholly owned subsidiary of XL Insurance (Bermuda) Ltd ("XL Insurance"). XL Insurance is an indirect wholly owned subsidiary of XL Capital Ltd ("XL Capital"), a holding company incorporated in the Cayman Islands. XLA is XL Capital's U.S. holding company.

The Company is an insurance company domiciled in the State of New York. The Company is engaged in the business of providing credit enhancement by writing financial guaranty insurance policies on asset-backed structured finance, essential infrastructure project finance, future flow, public finance transactions and credit default swap obligations. The Company issued its first insurance contract in December 2000.

The Company was formed on September 13, 1999 and became licensed as a financial guaranty insurer in New York upon its merger with an affiliate, X.L. Risk Solutions, Inc. on September 30, 1999.

On February 22, 2001, XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. ("LAA"). LAA was incorporated in New York on July 25, 1991. Prior to its purchase by XL RE AM, LAA was a New York-domiciled property and casualty insurance company that was licensed in 44 states and the District of Columbia. The business previously underwritten through LAA, together with all the liabilities of LAA, were reinsured effective July 1, 2000 to an affiliate of LAA under a reinsurance, assignment and assumption agreement. XL RE AM caused the Company to merge with and into LAA on the day of acquisition (with LAA as the surviving entity) and for LAA to simultaneously change its name to XL Capital Assurance Inc. and Subsidiary.

On May 15, 2002, the Company capitalized XL Capital Assurance (U.K.) Limited, ("XLCA-UK"), an insurance company organized under the laws of England. XLCA-UK is a direct wholly owned subsidiary of the Company.

2. Summary of Significant Accounting Policies

Basis of presentation and consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which for insurance companies differ in certain respects from the accounting practices prescribed or permitted by the New York Insurance Department ("NYID") (See Note 15). The results include the consolidation of XLCA-UK, accounted for as a subsidiary with effect from April 24, 2002. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company's consolidated balance sheets at December 31, 2002 and 2001 and the reported amounts of revenue and expenses in the consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000. Actual results may differ from those estimates. Certain comparative figures have been reclassified to conform with current year's presentations.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

Investments

All the Company's investments in fixed maturity securities are designated as available for sale and accordingly are carried at fair value. The fair value of investments is based on quoted market prices received from a nationally recognized pricing service or dealer quotes. Any resulting unrealized gains or losses are reflected as a separate component of shareholder's equity and included in other comprehensive income, net of applicable deferred Federal income taxes. Bond discount and premium are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments comprise securities with maturities equal to or greater than ninety days but less than one year. Short-term investments purchased with an original maturity of ninety days or less are classified as cash equivalents. All investment transactions are recorded on a trade date basis. Realized gains and losses on sale of investments are determined on the basis of specific identification. Investment income is recognized when earned.

Premium revenue recognition

Up-front premiums are earned pro-rata to the amount of risk outstanding over the expected period of coverage. The amount of risk outstanding is equal to the sum of the par amounts of debt insured. Premiums are allocated to each bond maturity and are earned on a straight-line basis over the term of each maturity. Installment premiums are earned over each installment period – typically a month or quarter.

Deferred premium revenue and prepaid reinsurance premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force. If an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, will be recognized in income at that time.

Losses and loss adjustment expenses

The Company maintains a non-specific general reserve on its financial guaranty business which is based on industry loss experience. This reserve is available to be applied to new case basis reserves that may be established for claims on current outstanding insured principal and interest in the future. This general reserve is established for expected levels of losses associated with currently insured issues and is based on a portion of premiums earned to date. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company's actual loss experience, its future mix of business, and future economic condition. Losses and loss adjustment expenses in the accompanying consolidated balance sheets are reflected gross of reinsurance.

A case basis reserve for unpaid losses and loss adjustment expenses will be recorded at the net present value of an estimated loss when, in management's opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at a balance sheet date. For the years ended December 31, 2002 and 2001, there are no case reserves reported and the liability for unpaid losses and loss adjustment expenses consists entirely of non-specific general reserves.

Deferred acquisition costs

Certain costs incurred, primarily relating to and varying with the production of new business, have been deferred. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, reduced by ceding commission income on premiums ceded to reinsurers. The Company considers the present value of future premiums under installment contracts written and the current value of deferred premium revenue when determining the recoverability of deferred acquisition costs. Deferred acquisition costs and deferred ceding commissions are amortized on a straight-line basis over five years.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance premiums ceded and deferred ceding commissions recorded thereon are earned on a pro-rata basis over the period the reinsurance coverage is provided.

Intangible assets -- acquired licenses

Acquired licenses were recorded at fair value when acquired as part of the 2001 acquisition of The London Assurance of America, Inc. In adopting SFAS 142, the Company has determined that the licenses have an indefinite life and, therefore, are not being amortized. Prior to adoption of SFAS 142, the Company had been amortizing over a 40 year period. The recoverability of the carrying values of intangible assets is evaluated annually based on a review of forecasted discounted cash flows and by referencing other available information. For the two-year period ended December 31, 2002, there were no adjustments to the carrying value of intangible assets resulting from these evaluations.

Income taxes

Deferred Federal income taxes are provided for temporary differences between the tax and financial reporting basis of assets and liabilities that will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

Credit default swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in net realized and unrealized gains and losses on credit derivatives. Other elements of the change in fair value are based upon pricing established at the inception of the contract.

Variable interest entities

The Company participates in transactions which utilize variable interest entities in the ordinary course of the Company's business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers' ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet variable interest entities. In synthetic transactions, the Company guarantees payment obligations of counterparties, including variable interest entities, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these variable interest entities for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. Accordingly, these variable interest entities are not consolidated.

Segment reporting

As a monoline financial guaranty insurer, the Company has no reportable operating segments.

3. Investments

Bonds with a par value of $5,992,000 and a fair value of $6,672,559 at December 31, 2002 were on deposit with thirteen states, the Commonwealth of Puerto Rico and the Republic of Singapore as required by those Insurance Regulatory Departments.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The credit quality of fixed maturity securities at December 31, 2002 was as follows:

Rating	Percent of fixed maturity securities
AAA	84%
AA	4%
A	12%
	100%

The high credit quality of the Company's investment portfolio of fixed maturity securities is primarily due to strict adherence to conservative investment guidelines. Unrealized gains and losses are deemed to be temporary and result from general interest rate movements.

The amortized cost and fair value for fixed maturities as of December 31, 2002 and 2001 are as follows:

	December 31, 2002			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(U.S. Dollars in thousands)			
Bonds				
U.S. Government and government agencies and authorities	$ 47,773	$ 2,601	$ —	$ 50,374
Special revenue and assessment obligations of agencies and authorities of government and political subdivisions	429	17	—	446
Industrial and miscellaneous	62,725	1,818	(62)	64,481
Total bonds	$ 110,927	$ 4,436	$ (62)	$ 115,301

	December 31, 2001			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(U.S. Dollars in thousands)			
Bonds				
U.S. Government and government agencies and authorities	$ 51,525	$ 1,400	$ (74)	$ 52,851
Special revenue and assessment obligations of agencies and authorities of government and political subdivisions	434	—	(7)	427
Industrial and miscellaneous	24,981	619	(292)	25,308
Total bonds	$ 76,940	$ 2,019	$ (373)	$ 78,586

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The change in net unrealized gains (losses) consisted of:

	Year Ended December 31, 2002	2001	2000
	(U.S. Dollars in thousands)		
Fixed maturity securities	$ 2,728	$ 183	$ 2,377
Preferred stock	—	—	460
Change in net unrealized gains	$ 2,728	$ 183	$ 2,837

Fair value is based on the quoted market price or dealer quotes obtained from an independent source.

The amortized cost and fair value of bonds at December 31, 2002 by contractual maturity is shown below. Actual maturity may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(U.S. Dollars in thousands)	
Within one year	$ —	$ —
Due after one year through five years	20,163	20,904
Due after five years through ten years	23,275	23,989
Due after ten years	38,821	40,084
Subtotal	82,259	84,977
Government agencies, authorities and other mortgage-backed securities	28,668	30,324
Total	$ 110,927	$ 115,301

The net investment income for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
	(U.S. Dollars in thousands)		
Bonds			
U.S. Government and government agencies and authorities	$ 2,515	$ 3,201	$ 4,674
Special revenue and assessment obligations of agencies and authorities of government and political subdivisions	14	3	98
Industrial and miscellaneous	2,651	1,779	476
Preferred stock	—	—	142
Short-term investments	315	457	114
Cash equivalents	557	451	211
Subtotals	6,052	5,891	5,715
Less: investment expenses	253	172	198
Net investment income	$ 5,799	$ 5,719	$ 5,517

Proceeds from sales of fixed maturities for the years ended December 31, 2002, 2001 and 2000 were $117,925,508, $66,095,164, and $15,215,182, respectively.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The gross realized gains and gross realized losses for the years ended December 31, 2002, 2001 and 2000 related to the sale of investments were as follows (U.S. dollars in thousands):

	2002		2001		2000	
	Gains	Losses	Gains	Losses	Gains	Losses
Bonds	$ 2,217	$ (248)	$ 1,987	$ (1,032)	$ 91	$ (126)
Preferred stock	—	—	—	—	—	(586)
Short term investments	6	—	—	—	—	—
Total	$ 2,223	$ (248)	$ 1,987	$ (1,032)	$ 91	$ (712)

4. Information Concerning Parent and Affiliates

General Services Agreement

The Company entered into a General Services Agreement effective January 1, 2002 with an affiliated company, XL Financial Administrative Services Inc. ("XLFAS"), a wholly owned subsidiary of XLA, that was approved by the NYID. XLFAS employs substantially all the personnel of the Company and provides the office space and furniture and equipment used by the Company. Under the terms of this agreement, operating expenses are allocated based on the requirements of Regulation 30 of the NYID. In 2002, operating expenses relating to infrastructure start up, rating agency financial strength ratings and business development activities were allocated to the Company under this agreement in the amount of $34,236,629.

Employee Benefit Plans

XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the "Plans"). XLFAS's discretionary contributions to both Plans are based on a fixed percentage of employee contributions and compensation as defined by the Plans. The Company's share of allocated pension expense, which is funded as accrued, was $1,847,385 and $670,889 for 2002 and 2001, respectively.

Facultative Quota Share Reinsurance Treaty

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty ("Treaty") with XL Financial Assurance Ltd ("XLFA"), a Bermuda financial guarantee reinsurer, which is 86.8% owned by XL Insurance (Bermuda) Ltd. The remaining 13.2% is owned by Financial Security Assurance Holdings Ltd., an unrelated company. The Treaty was amended and restated on June 22, 2001. Under the terms of this agreement XLFA agrees to reinsure up to 90% of the Company's acceptable risks. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of this agreement.

XL Insurance (Bermuda) Ltd entered into a reinsurance agreement guarantee dated October 6, 1999 with the Company, that unconditionally and irrevocably guarantees the full and complete performance of all obligations of XLFA to the Company under the above described facultative quota share reinsurance treaty. In connection with the amendment and restatement of the Treaty, XL Insurance (Bermuda) Ltd entered into another reinsurance agreement guarantee on June 22, 2001.

The Company entered into a Facultative Master Certificate (the "XL Re Treaty") with XL RE AM, a New York insurance corporation with Administrative Offices in Stamford, Connecticut and the direct parent of the Company. The XL Re Treaty is effective as of November 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees automatically to reinsure risk assumed by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of this agreement.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

Formation of Subsidiary

The Company formed a subsidiary, XL Capital Assurance (U.K.) Limited ("XLCA-UK") on April 24, 2002. XLCA-UK became authorized to provide financial guaranty insurance in the United Kingdom on May 22, 2002. XLCA-UK is a direct, wholly owned subsidiary of the Company.

The Company and XLCA-UK have entered into (i) a reinsurance agreement effective June 30, 2002, providing for the Company's reinsurance of risks of XLCA-UK (the "XLCA-UK Reinsurance Agreement"), (ii) an agreement dated August 9, 2002, whereby the Company agrees to provide certain financial support to XLCA-UK (the "XLCA-UK Surplus Maintenance Agreement") and (iii) an excess of loss reinsurance agreement, effective June 30, 2002, providing for the Company's reinsurance of certain excess losses (the "XLCA-UK Excess of Loss Reinsurance Agreement"). XLCA-UK is allowed a 30% ceding commission on premiums written ceded under the terms of the XLCA-UK Reinsurance Agreement.

Under the XLCA-UK Reinsurance Agreement, the Company agrees to reinsure financial guarantee policies issued by XLCA-UK. The Company will reinsure financial guaranty policies on a quota share basis (or other mutually agreeable method) and generally accept 97% of all liabilities and losses relating to each policy. Under the XLCA-UK Excess of Loss Reinsurance Agreement, the Company agrees to assume as reinsurance from XLCA-UK 100% of net incurred losses arising during the term (initially nine years) of the agreement in excess of 10% of XLCA-UK's capital and surplus. The Company's maximum liability under the XLCA-UK Excess of Loss Reinsurance Agreement is $50,000,000.

Pursuant to the XLCA-UK Surplus Maintenance Agreement, the Company agrees to financially support XLCA-UK and maintain a minimum capital and surplus position of the greater of (i) $12,500,000 and (ii) 200% of the UK Financial Services Authority's Required Minimum Margin of Solvency.

No business was written by XLCA-UK in 2002 and, consequently, no premiums were assumed by the Company under the XLCA-UK Reinsurance Agreement or the XLCA-UK Excess of Loss Agreement in 2002.

Surplus Maintenance Agreement

The Company has entered into a Surplus Maintenance Agreement dated February 20, 2001 pursuant to which XL RE AM has agreed to maintain the Company's statutory capital and surplus of at least $75,000,000. This agreement terminates February 20, 2004 unless otherwise extended.

5. Net Premiums Earned

Premiums earned are comprised of:

	Year ended December 31,		
	2002	2001	2000
	(U.S. Dollars in thousands)		
Direct premium written	$ 150,893	$ 49,286	$ 27
Assumed premium written	3,236	1,956	—
Ceded premium written	(143,156)	(47,854)	(26)
Net premium written	10,973	3,388	1
Change in direct deferred premium revenue	(118,055)	(43,989)	—
Change in assumed deferred premium revenue	(141)	(944)	—
Change in prepaid reinsurance premiums	110,223	41,727	—
Net premiums earned	$ 3,000	$ 182	$ 1

6. Net Operating Expenses

Net operating expenses are comprised of:

	Year ended December 31, 2002	2001	2000
	(U.S. Dollars in thousands)		
Operating expense:			
Gross operating expenses	$ 47,290	$ 32,149	$ 6,467
Less: Deferred acquisition costs (DAC)	16,110	10,742	—
Add: Amortization of DAC	3,760	1,074	—
Subtotal: Operating expenses	34,940	22,481	6,467
Ceding commission revenue:			
Gross ceding commission revenue	39,991	14,473	8
Less: Deferred ceding commissions (DCC)	28,093	11,984	—
Add: Amortization of DCC	5,207	1,198	—
Subtotal: Ceding commission revenue	17,105	3,687	8
Net operating expenses	$ 17,835	$ 18,794	$ 6,459

7. Deferred Ceding Commissions and Deferred Acquisition Costs

Ceding commissions revenue and acquisition costs are deferred for amortization to future periods. The ceding commission income and costs deferred and related amortization are as follows (U.S. dollars in thousands):

	December 31, 2002	2001
Deferred ceding commissions, net balance beginning of year	$ (1,118)	$ —
Ceding commission revenue		
Ceding commission revenue deferred during the year	(28,093)	(11,984)
Ceding commissions amortized	5,207	1,198
Acquisition costs		
Costs deferred during the year	16,110	10,742
Costs amortized	(3,760)	(1,074)
Deferred ceding commissions, net balance end of year	$ (11,654)	$ (1,118)

8. Reinsurance

The Company utilizes reinsurance principally to increase aggregate premium capacity and to reduce the risk of loss on financial guarantee business underwritten. This reinsurance includes the Facultative Quota Share Reinsurance Treaty with an affiliate discussed in Note 4 as well as other facultative reinsurance with non-affiliated reinsurers. The Company is liable with respect to reinsurance ceded to the extent that any reinsurance company fails to meet its obligation to the Company. The Company regularly monitors the financial condition of its reinsurers and believes there is no material unrecoverable reinsurance.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

	2002		
	Affiliate	Non-Affiliate	Total
	(U.S. Dollars in thousands)		
Year ended December 31			
Ceded premium written	$ 136,478	$ 6,678	$ 143,156
Ceded premium earned	29,271	3,662	32,933
At December 31			
Par exposure ceded	19,789,347	1,119,004	20,908,351
Unpaid losses and loss adjustment expense ceded	7,317	916	8,233

	2001		
	Affiliate	Non-Affiliate	Total
	(U.S. Dollars in thousands)		
Year ended December 31			
Ceded premium written	$ 46,430	$ 1,424	$ 47,854
Ceded premium earned	5,821	306	6,127
At December 31			
Par exposure ceded	7,362,550	412,075	7,774,625
Unpaid losses and loss adjustment expense ceded	1,456	76	1,532

9. Outstanding Exposure and Collateral

The Company's policies insure the scheduled payments of principal and interest on municipal obligations, structured single risks, asset-backed obligations and collateralized debt obligations. The net exposure retained on any risk is subject to formalized underwriting guidelines. The Company issued its first policy in 2000, shortly after receiving its financial strength ratings. In 2001 and 2002, the Company diversified its book of business both domestically and internationally, across multiple industries and by type of obligations insured. The principal amount insured as of December 31, 2002 and 2001 (gross par outstanding and net of amounts ceded to reinsurers) categorized by risk class is as follows:

Risk Classes – Par Exposure (U.S. Dollars in millions)	2002			2001		
	Gross	Net	% of Net	Gross	Net	% of Net
Public finance obligations	$ 5,938	$ 567	27.6%	$ 1,560	$ 156	23.5%
Structured single risks	5,445	393	19.2%	2,234	130	19.5%
Asset-backed obligations	4,648	452	22.0%	597	60	9.0%
Collateralized debt obligations	6,929	640	31.2%	4,049	319	48.0%
	$ 22,960	$ 2,052	100.0%	$ 8,440	$ 665	100.0%

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The par amounts insured as of December 31, 2002 and 2001 and the terms of maturity are as follows:

Years to Maturity – Par Exposure (U.S. Dollars in millions)	2002			
	Public Finance Gross	Net	Non-Public Finance Gross	Net
0 to 5 years	$ 75	$ 7	$ 6,527	$ 515
5 to 10 years	777	78	5,247	450
10 to 15 years	784	78	2,329	220
15 to 20 years	662	66	352	30
20 years and beyond	3,640	338	2,567	270
	$ 5,938	$ 567	$ 17,022	$ 1,485

	2001			
	Public Finance Gross	Net	Non-Public Finance Gross	Net
0 to 5 years	$ 48	$ 5	$ 3,334	$ 205
5 to 10 years	91	9	1,385	119
10 to 15 years	204	20	664	66
15 to 20 years	150	15	425	43
20 years and beyond	1,067	107	1,072	76
	$ 1,560	$ 156	$ 6,880	$ 509

The Company limits its exposure to losses from writing financial guarantees through a formal credit approval process and by maintaining a surveillance function which monitors insured transactions. Additionally, the Company mitigates credit risk by underwriting investment grade transactions, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.

As of December 31, 2002 and 2001, the gross par amount of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral:

Asset-Backed Collateral Type – Par Exposure (U.S. Dollars in millions)	2002			2001		
	Gross	Net	% of Net	Gross	Net	% of Net
Consumer assets	$ 4,036	$ 391	86.5 %	$ 525	$ 53	88.3 %
Commercial assets	570	57	12.6 %	72	7	11.7 %
Other asset-backed obligations	42	4	0.9 %	—	—	—
Total	$ 4,648	$ 452	100.0 %	$ 597	$ 60	100.0 %

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

As of December 31, 2002 and 2001, the insured portfolio was diversified by type of insured obligation as shown in the following table:

Type of Insured Obligation (U.S. Dollars in millions)	2002			2001		
	Gross	Net	% of Net	Gross	Net	% of Net
Collateralized debt obligations	$ 6,929	$ 640	31.2 %	$ 4,049	$ 320	48.0 %
Utilities	2,384	225	10.9 %	209	21	3.1 %
Consumer mortgages	2,070	205	10.0 %	—	—	—
General obligation	1,739	174	8.5 %	993	99	15.0 %
Future flow	2,114	122	5.9 %	1,156	45	6.8 %
Pre-insured	865	87	4.2 %	580	58	8.7 %
Auto	884	86	4.2 %	470	47	7.1 %
Transportation	884	82	4.0 %	248	25	3.7 %
Higher education	867	79	3.9 %	104	10	1.6 %
Special revenue	690	69	3.4 %	168	17	2.4 %
Investor-owned utilities	1,007	69	3.4 %	330	10	1.6 %
Commercial receivables	570	57	2.8 %	72	7	1.1 %
Consumer receivables	526	53	2.6 %	33	3	0.5 %
Credit card	556	47	2.2 %	22	2	0.3 %
Bank product	768	47	2.2 %	—	—	—
Non ad valorem	65	6	0.4 %	6	1	0.1 %
Structured investment products	42	4	0.2 %	—	—	—
Total	$ 22,960	$ 2,052	100.0 %	$ 8,440	$ 665	100.0 %

The Company seeks to maintain a diversified portfolio of insured obligations designed to spread its risk across a number of geographic areas. As of December 31, 2002 and 2001, the distribution of par exposure by geographic location is set forth in the following table:

Geographic Distribution – Par Exposure (U.S. Dollars in millions)	2002			2001		
	Gross	Net	% of Net	Gross	Net	% of Net
California	$ 1,662	$ 155	7.6%	$ 534	$ 54	8.0%
New York	1,478	146	7.1%	621	62	9.3%
Alabama	882	88	4.3%	—	—	—
Virginia	580	58	2.8%	580	58	8.7%
Texas	548	55	2.7%	—	—	—
Puerto Rico	484	48	2.3%	114	11	1.7%
Massachusetts	570	38	1.8%	104	10	1.6%
Georgia	153	29	1.4%	—	—	—
Other U.S. Jurisdictions-Diversified	12,485	1,123	54.7%	4,637	356	53.5%
International	4,118	312	15.3%	1,850	114	17.2%
Total	$ 22,960	$ 2,052	100.0%	$ 8,440	$ 665	100.0%

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

In its asset-backed business, the Company considers geographic concentration as a factor in its underwriting process. However, the existence of first loss protection in a typical asset-backed securitization, in addition to other factors, makes it difficult to attribute geographic exposure to deals collateralized by diversified pools of obligations. For asset-backed transactions, the Company considers a seller/servicer, industry, and type of collateral to be more relevant measures of diversification.

As of December 31, 2002 and 2001, the distribution of par exposure by form of credit enhancement is set forth in the following table:

Credit Enhancement Par Exposure (U.S. Dollars in millions)	2002			2001		
	Gross	Net	% of Net	Gross	Net	% of Net
Financial guaranty insurance policy	$ 18,355	$ 1,662	81.0 %	$ 5,629	$ 495	74.4 %
Credit default swap	4,605	390	19.0 %	2,811	170	25.6 %
Total	$ 22,960	$ 2,052	100.0 %	$ 8,440	$ 665	100.0 %

10. Liability for Losses and Loss Adjustment Expenses

The Company's liability for losses and loss adjustment expenses consists of general reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows (U.S. Dollars in thousands):

	2002	2001
Balance at January 1	$ 1,585	$ 7
Less reinsurance recoverable	1,539	6
Net balance at January 1	46	1
Incurred losses and loss adjustment expense		
Current year	394	35
Prior years	346	10
Recovered losses and loss adjustment expenses, net		
Current year	—	—
Prior years	—	—
Net balance December 31	786	46
Add reinsurance recoverable	9,594	1,539
Balance at December 31	$ 10,380	$ 1,585

During 2002, the Company increased its net general reserve by $740,000, of which $394,000 was for originations of new business and $346,000 was for business originated in the prior year.

11. Income Taxes

The Company's Federal income tax return is consolidated with XLA and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated tax liability is allocated among affiliates in the ratio that each affiliate's separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. At December 31, 2002 and 2001, the Company had a Federal tax receivable of $0 and $1,651 from XLA, respectively.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The U.S. Federal income tax rate applicable to ordinary income is 35%. The actual tax expense on income from operations differs from the "expected" amount for the following reasons:

	2002		2001		2000	
	Amount	Percent of Pre-Tax Loss	Amount	Percent of Pre-Tax Loss	Amount	Percent of Pre-Tax Loss
	(U.S. Dollars in thousands)					
"Expected" tax benefit	$ (2,689)	(35.0%)	$ (4,263)	(35.0%)	$ (546)	(35.0%)
Adjustments:						
Amortization of licenses acquired	—	—	85	0.6%	—	—
Valuation allowance	—	—	(2,414)	(19.8%)	217	14.0%
Other	256	3.4%	658	5.4%	(58)	(3.8%)
Actual tax (benefit) expense	$ (2,433)	(31.6%)	$ (5,934)	(48.8%)	$ (387)	(24.8%)

The components of the net deferred Federal income tax position of the Company as of December 31, 2002 and 2001 were as follows:

	December 31, 2002	December 31, 2001
	(U.S. Dollars in thousands)	
Deferred tax assets		
Net operating loss carryforward	$ 1,743	$ 3,754
Deferred ceding commissions, net	4,079	391
Other—net	756	(57)
	6,578	4,088
Deferred tax liabilities		
Unrealized appreciation of investments	(1,562)	(592)
Accretion of discount	(13)	(1)
Net deferred Federal income tax benefit	$ 5,003	$ 3,495

Management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided. At December 31, 2002, the Company has net operating loss carryforwards available to offset future income of $4,981,000. The majority of the net operating loss carryforwards will expire in 2021.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

12. Accumulated Other Comprehensive Income

The related tax effects allocated to the unrealized gains or losses component of other comprehensive income are as follows:

	Before Tax	Tax Expense (U.S. Dollars in thousands)	Net of Tax
Year ended December 31, 2002			
Unrealized gains (losses) on investments			
Beginning balance	$ 1,646	$ 592	$ 1,054
Unrealized gains arising during year	4,703	1,661	3,042
Less: reclassification adjustments for gains realized in income	(1,975)	(691)	(1,284)
Other comprehensive income	2,728	970	1,758
Ending balance	$ 4,374	$ 1,562	$ 2,812
Year ended December 31, 2001			
Unrealized gains (losses) on investments			
Beginning balance	$ 1,463	$ 512	$ 951
Unrealized gains arising during year	1,138	414	724
Less: reclassification adjustments for gains realized in income	(955)	(334)	(621)
Other comprehensive income	183	80	103
Ending balance	$ 1,646	$ 592	$ 1,054
Year ended December 31, 2000			
Unrealized gains (losses) on investments			
Beginning balance	$ (1,374)	$ —	$ (1,374)
Unrealized gains arising during year	3,458	512	2,946
Less: reclassification adjustments for losses realized in income	(621)	$ —	(621)
Other comprehensive income	2,837	512	2,325
Ending balance	$ 1,463	$ 512	$ 951

13. Lease Commitments

In November, 2002 the Company moved to new headquarters and committed to lease office space under non-cancelable leases. The leases provide for escalations resulting from increased assessments for taxes, utilities and maintenance. The table below shows minimum payments under operating leases with terms in excess of one year and expected sub-lease income:

(U.S. Dollars in Thousands)

	Minimum Lease Payments	Sub-lease Income

2003	$ 6,772	$ 868
2004	6,793	1,240
2005	6,823	1,240
2006	6,823	1,257
Later years	111,668	6,516
Total	$ 138,879	$ 11,121

Rent expense was $2,748,904, $1,517,237, and $291,463 for the years ended December 31, 2002, 2001 and 2000, respectively.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

14. Disclosures About Fair Values of Financial Instruments

The following estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Investments: The fair value of fixed maturity investments is based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes.

Cash and cash equivalents, receivable for investments sold, and payable for investments purchased: The carrying amounts of these items are a reasonable estimate of their fair value.

Premiums receivable and reinsurance premiums payable: The fair value of receivables from insured and reinsurance premiums payable are assumed to approximate carrying value.

Losses and loss expenses, net of reinsurance balances recoverable: The carrying value is assumed to be fair value, because the provision is established for non-specific expected levels of losses resulting from credit failures.

Installment premiums: Consistent with industry practice, there is no carrying amount for installment premiums since the Company will receive premiums on an installment basis over the term of the insurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net premium and ceding commissions) discounted at 7%.

	2002		2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(U.S. Dollars in thousands)					
Assets						
Fixed maturity investments	$ 115,301	$ 115,301	$ 78,586	$ 78,586	$ 82,425	$ 82,425
Short-term investments	20,153	20,153	38,681	38,681	—	—
Cash	44,714	44,714	39,204	39,204	5,004	5,004
Liabilities						
Deferred premium revenue, net of prepaid reinsurance premiums	11,179	11,179	3,206	3,206	—	—
Loss and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	786	786	46	46	1	1
Payable for securities purchased	—	—	12,974	12,974	—	—
Off-Balance Sheet Instruments						
Installment premiums	—	63,123	—	31,987	—	122

15. Statutory Accounting Practices and Dividend Restrictions

GAAP differs in certain significant respects from accounting practices prescribed or permitted by the NYID.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The following summarizes the significant differences between statutory accounting practices and GAAP.

	2002	2001	2000
		(U.S. Dollars in thousands)	
Net income			
GAAP net loss	$ (5,249)	$ (6,188)	$ (1,176)
Statutory adjustments			
Premium revenue recognition	(185)	(13)	—
Net losses and loss adjustment expenses	754	59	1
Deferred Federal income tax (benefit) expense	(2,478)	(4,105)	27
Amortization of intangible assets	—	244	—
Deferred acquisition costs and ceding commissions, net	(1,118)	1,118	—
Purchase accounting adjustments for merged company	—	429	—
Net income of consolidated subsidiary	(218)	—	—
FAS 133—change in fair value of credit derivatives excluding cash received and paid	513	179	—
Other	162	(9)	(68)
Statutory net loss	$ (7,819)	$ (8,286)	$ (1,216)
Shareholder's equity			
GAAP shareholder's equity	$ 142,462	$ 125,953	$ 82,884
Statutory adjustments			
Premium revenue recognition	(198)	(13)	—
Deferred Federal income tax (benefit) liability	1,721	(3,495)	532
Net unpaid losses and loss adjustment expenses	786	60	1
Contingency reserve	(1,134)	(160)	(1)
Non-admitted assets	(6,211)	(828)	(313)
Intangible assets—acquired licenses	(11,529)	(11,529)	—
Deferred acquisition costs and ceding commissions, net	—	1,118	—
Unrealized appreciation of investments	(4,374)	(1,646)	(1,463)
FAS 133 change in fair value of credit derivatives excluding cash received and paid	692	179	—
Other	92	(96)	44
Statutory policyholders' surplus	$ 122,307	$ 109,543	$ 81,684

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

The principal differences result from the following statutory accounting practices:

- Bonds are carried at amortized cost rather than designated as available for sale and carried at market value. Unrealized gains or losses are not recognized as a separate component of shareholder's equity net of applicable deferred Federal income taxes.
- Assets such as furniture and equipment, leasehold improvements, prepaid expenses and deposits are non-admitted and are charged directly to policyholders' surplus.
- A formula-based contingency reserve is established by an appropriation of unassigned surplus. This reserve is calculated at the greater of a prescribed percentage applied to insured outstanding principal or 50% of premiums written, net of ceded reinsurance. The prescribed percentage varies by the type of outstanding principal. The reserve is available to be applied to new case basis reserves that are established for claims on current outstanding insured principal and interest in the future. A non-specific general reserve is not recorded.
- Current Federal income taxes are provided only on taxable income for which income taxes are currently payable and deferred tax assets are limited to an amount determined to be realizable within one year based on management's estimation of the future realizability of deferred tax assets.
- Purchase accounting adjustments are not recognized.
- Acquisition costs are charged to operations as incurred rather than as related premiums are earned.
- Upfront premiums are recognized as earned when the related risk has expired rather than over the period of risk.

The National Association of Insurance Commissioners ("NAIC") adopted a new Statutory Accounting Principles Manual (referred to as the "Codification") effective January 1, 2001. The Codification replaced the prior Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. The NYID adopted the Codification effective January 1, 2001, except where it is in conflict with New York Insurance Law and with certain specific prescribed additional practices and procedures. The Company adopted the requirements of Codification effective January 1, 2001 without any significant changes in opening statutory policyholders' surplus or in the way it reported its 2001 statutory financial position and results of operations.

Under New York Insurance Law, the Company may pay dividends to XL RE AM, without the prior approval of the Superintendent of the NYID, only from earned statutory policyholders' surplus subject to the maintenance of the minimum capital and surplus requirement. In addition, the dividend, together with all other dividends declared or distributed by the Company during the preceding twelve months, may not exceed the lesser of 10% of its policyholders' surplus as shown in the Company's last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 2002, the Company had no earned surplus available for the payment of dividends during the next twelve months.

16. Shareholder's Equity

The Company was formed on September 13, 1999, with 2,500 shares of common stock at a par value of $6,000 per share.

On February 22, 2001, XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. ("LAA") for $24,154,000. Prior to its purchase by XL RE AM, LAA was a New York-domiciled property and casualty insurance company that was licensed in 44 states and the District of Columbia. The business previously underwritten through LAA, together with all the liabilities of LAA, were ceded effective July 1, 2000 to an affiliate of LAA under an assumption reinsurance arrangement. XL RE AM caused the Company to merge with LAA on the day of acquisition and for LAA to simultaneously adopt the name of XL Capital Assurance Inc. In the merger process, the Company repurchased 500 shares of common stock with a par value of $6,000. The remaining 2,000 outstanding shares of common stock were immediately converted into issued and outstanding shares, $7,500 par value, of the merged company. This transaction had no effect on the Company's stated capital.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

On August 23, 2001, the Company received a $25,000,000 cash infusion from XLA, the parent company, as additional paid-in capital. The capital will be used for general working capital purposes and to support the Company's business strategy.

On May 15, 2002, the Company received a $20,000,000 cash infusion from XLA as additional paid in capital. The funds were used to capitalize XLCA-UK.

17. Credit Default Swaps

Credit default swaps issued by the Company meet the definition of a derivative. The Company has recorded these products at management's estimate of fair value. The Company determines fair value using a model developed internally which calculates the difference between actual remaining credit enhancement fees and estimated fees under current market conditions. In essence, the model estimates the cost of purchasing an offsetting position to the original credit default swap from another comparable counterparty under the current market environment. The model depends upon a number of factors including changes in interest rates, credit spreads, the rating of individual transactions, and other market factors. Credit default swaps are considered by the Company to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity.

The Company's credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The credit default swap portfolio is structured pools of corporate obligations that were awarded investment grade ratings at the deals' inception. Approximately 77% of the portfolio is rated AAA with the remaining 23% allocated to other investment grade ratings. The weighted average term of the contracts in force was 6.14 years. The portfolios are currently performing as expected.

The Company previously presented changes in fair value of credit derivatives across traditional insurance company accounts including premiums, losses and loss adjustment expenses and net realized gains and losses. In 2002, the Company elected to present net changes in fair value of its credit default swaps in net realized and unrealized gains and losses on credit derivatives. Prior year comparative figures have been reclassified to conform to this presentation with no impact on reported net income or shareholder's equity.

The net fair value adjustment for the periods ended December 31, 2002 and 2001 was an unrealized loss of $24,000 and $138,000, respectively. At December 31, 2002 and 2001, the Company had a net credit default swap liability of $882,000 and $192,000, respectfully, classified within Accounts Payable and Other Liabilities on the consolidated balance sheets. Information concerning par exposure of the credit default swap portfolio is disclosed in Note 9.

18. Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activity," in June, 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activity. It requires that an entity recognize all derivatives as either other assets or other liabilities in the balance sheet and measure those instruments at fair value. The Company adopted SFAS No. 133, as amended, as of January 1, 2001.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which states that all business combinations are to be accounted for using one method – the purchase method. It requires that business combinations be accounted for the same way as asset acquisitions are accounted for, based on values exchanged. On February 22, 2001, XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. for $24,154,000. The fair value of net assets acquired amounted to

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

$24,770,000. The Company estimated the fair value of intangible assets acquired, which represents insurance licenses, to be approximately $11,772,000. The merger with The London Assurance of America, Inc. was accounted for using the purchase method of accounting.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill and other indefinite lived intangible assets in business combinations from an amortization approach to an impairment-only approach. The adoption of SFAS No. 142 on January 1, 2002 resulted in the Company's discontinuation of amortization of its intangible asset. However, the Company is required to test its intangible asset for impairment under the new standard, which could require an adjustment of the intangible asset balance if impairment is determined. The implementation of this standard did not have a material effect on the Company's financial position and net income as set forth in the table below.

	For the year ended December 31, 2002	2001	2000
	(U.S. Dollars in thousands)		
Reported net loss	$ (5,249)	$ (6,188)	$ (1,176)
Add back Amortization of acquired licenses	—	244	—
Adjusted net loss	$ (5,249)	$ (5,944)	$ (1,176)

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 relates to the accounting for and disclosure of guarantees and requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. A guarantee that is issued by a financial guaranty insurance company and accounted for under GAAP for insurance contracts is excluded entirely from the scope of the standard. Accordingly, the Company's financial guarantee contracts are not subject to the requirements of this standard. Guarantees that are accounted for under FASB Statement of No. 133, "Accounting for Derivative Instruments and Hedging Activities," are excluded from the initial recognition and measurement, however, the guarantees are subject to the disclosure requirements. The disclosure requirements are effective for financial statements ending after December 15, 2002. The only contracts requiring specific disclosure under FIN 45 are credit default swaps, hence, the Company has elected to disclose information pertaining to its credit default swap portfolio in Notes 9 and 17.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. XL Capital Ltd. plans to record option expense for options granted subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 will depend on the level of options awarded to employees of the Company and therefore cannot yet be determined.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". The interpretation is detailed and based on the underlying concept that companies that control another entity through interest other than voting interest should consolidate the controlled entity. Additionally, if it is reasonably possible that a company has a significant variable interest, the company must describe the nature, purpose, size and activities of the variable interest entities and the maximum exposure to loss. The consolidation requirements of this standard apply to all variable interest entities created after January 31, 2003. However, the disclosure requirements are applicable to December 31, 2002 financial statements.

In underwriting financial guaranty insurance, the Company believes the risk of any loss to be remote based upon the Company's requirement that guaranteed obligations be investment grade prior to the provision of credit enhancement. Typically, in the case of asset backed securities and other structured obligations such investment grade ratings are based upon subordination, cash reserves, and other structural protections. Consequently, the Company has determined that it does not have a significant variable interest in such variable interest entities. Accordingly, these variable interest entities will not be consolidated and the disclosure requirements of FIN 46 do not apply. Disclosures of the Company's maximum loss and nature and size of variable interest entities in which the Company is involved is included in Footnote 9.

XL Capital Assurance Inc. and Subsidiary

Notes to Consolidated Financial Statements

19. Quarterly Financial Information (Unaudited)

(U.S. Dollars in thousands) 2002	First	Second	Third	Fourth	Full Year
Gross premiums written	$ 14,528	$ 73,526	$ 18,539	$ 47,536	$ 154,129
Net premiums written	1,833	6,270	1,254	1,616	10,973
Net premiums earned	572	552	854	1,022	3,000
Net investment income	1,599	1,317	1,458	1,425	5,799
Net loss and loss expenses	143	138	214	259	754
Income (loss) before taxes	(3,757)	(1,903)	(1,656)	(366)	(7,682)
Net income (loss)	(2,520)	(1,153)	(1,085)	(491)	(5,249)

(U.S. Dollars in thousands) 2001	First	Second	Third	Fourth	Full Year
Gross premiums written	$ 1,624	$ 7,778	$ 14,689	$ 27,151	$ 51,242
Net premiums written	130	727	1,418	1,113	3,388
Net premiums earned	10	50	118	4	182
Net investment income	941	1,880	1,456	1,442	5,719
Net loss and loss expenses	3	12	30	1	46
Income (loss) before taxes	(4,988)	(897)	(3,576)	(2,661)	(12,122)
Net income (loss)	(3,444)	(1,069)	(206)	(1,469)	(6,188)

EXHIBIT 99.2

XL Financial Assurance Ltd.

(Incorporated in Bermuda)

Financial Statements
For the years ended December 31, 2002, 2001 and 2000

(expressed in U.S. dollars)

Report of Independent Accountants

To the Shareholders and Board of Directors of

XL Financial Assurance Ltd.

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of **XL Financial Assurance Ltd.** at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Chartered Accountants

Hamilton, Bermuda

February 11, 2003

XL Financial Assurance Ltd.

Balance Sheets

As at December 31, 2002 and 2001

(U.S. dollars in thousands, except per share amounts)

	2002 $	2001 $
Assets:		
Investments :		
Fixed maturities, at fair value		
(amortized cost: 2002 - $273,241; 2001 - $418,904)	279,296	420,914
Short-term investments, at fair value		
(amortized cost: 2002 - $76,411; 2001 - $18,781)	76,451	18,769
Total investments available for sale	355,747	439,683
Cash and cash equivalents	125,073	50,243
Accrued investment income	1,926	3,088
Reinsurance premiums receivable	21,066	22,171
Deferred acquisition costs	19,324	15,184
Prepaid reinsurance premiums	71,129	10,966
Unpaid losses & loss expenses recoverable	3,678	559
Amounts due from parent and affiliates	13,769	1,523
Other assets	79	87
Total assets	611,791	543,504
Liabilities, Redeemable Preferred Shares and Shareholders' Equity		
Liabilities:		
Accounts payable and accrued liabilities	1,139	1,768
Derivative liabilities	16,268	23,143
Deferred premium revenue	188,464	83,756
Unpaid losses and loss expenses	14,064	6,592
Reinsurance premiums payable	23,697	4,863
Net payable for investments purchased	168	122,315
Dividend payable on preferred shares	1,950	1,932
Total liabilities	245,750	244,369
Redeemable Preferred Shares:		
Redeemable preferred shares (par value of $120 per share; 10,000 shares authorized; 363 issued and outstanding as at December 31, 2002 and 2001, respectively)	44	44
Additional paid-in capital	38,956	38,956
Total redeemable preferred shares	39,000	39,000
Shareholders' Equity:		
Common shares (par value of $120 per share; 10,000 shares authorized; 2,057 issued and outstanding as at December 31, 2002 and 2001, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	6,095	1,998

Retained earnings	100,046	37,237
Total shareholders' equity	327,041	260,135
Total liabilities, redeemable preferred shares and shareholders' equity	611,791	543,504

The accompanying notes are an integral part of these financial statements

XL Financial Assurance Ltd.

Statements of Income and Comprehensive Income

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002 $	2001 $	2000 $
Revenues:			
Net premiums earned	40,811	16,869	3,104
Net investment income	20,163	18,940	9,523
Net realized gains (losses) on investments	8,569	11,096	(954)
Net realized and unrealized gains (losses) on derivative instruments	22,865	(8,984)	4,219
Total revenues	92,408	37,921	15,892
Expenses:			
Losses and loss expenses	4,353	4,362	681
Acquisition costs	12,188	4,074	573
Operating expenses	6,375	5,912	1,581
Total expenses	22,916	14,348	2,835
Net income before cumulative effect of accounting change	69,492	23,573	13,057
Cumulative effect of accounting change	—	(1,350)	—
Net income before dividends on preferred shares	69,492	22,223	13,057
Dividends on preferred shares	(6,683)	(2,589)	(834)
Net income for common shareholders	62,809	19,634	12,223
Comprehensive Income:			
Net income for common shareholders	62,809	19,634	12,223
Unrealized appreciation of investments	12,666	9,162	5,695
Less: reclassification for gains (losses) realized in income	8,569	11,096	(954)
Other comprehensive (loss) income	4,097	(1,934)	6,649
Comprehensive income	66,906	17,700	18,872

The accompanying notes are an integral part of these financial statements.

XL Financial Assurance Ltd.

Statements of Changes in Shareholders' Equity

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002	2001	2000
Common Shares - Authorized			
Number of shares, beginning of year	2,057	2,057	2,057
Number of shares, end of year	2,057	2,057	2,057
	$	$	$
Common Shares - Issued			
Balance - beginning of year	247	247	102
Issuance of common shares	—	—	145
Balance - end of year	247	247	247
Additional Paid-in Capital			
Balance - beginning of year	220,653	220,653	84,798
Issuance of common shares	—	—	135,855
Balance - end of year	220,653	220,653	220,653
Accumulated Other Comprehensive Income			
Balance - beginning of year	1,998	3,932	(2,717)
Other comprehensive income (loss)	4,097	(1,934)	6,649
Balance - end of year	6,095	1,998	3,932
Retained Earnings			
Balance - beginning of year	37,237	17,603	5,380
Net income for common shareholders	62,809	19,634	12,223
Balance - end of year	100,046	37,237	17,603
TOTAL SHAREHOLDERS' EQUITY	327,041	260,135	242,435

The accompanying notes are an integral part of these financial statements.

XL Financial Assurance Ltd.

Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002 $	2001 $	2000 $
Cash flows provided by operating activities:			
Net income for the year	69,492	23,573	13,057
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized (gains) losses on investments	(8,569)	(11,096)	954
Amortization of discount on fixed maturities	(1,108)	(991)	(848)
Change in fair value of derivative instruments	(6,875)	19,710	2,082
Accrued investment income	1,162	488	(2,713)
Reinsurance premiums receivable	1,105	(18,007)	3,256
Deferred acquisition costs	(4,140)	(9,156)	(439)
Prepaid reinsurance premiums	(60,163)	(10,498)	(468)
Unpaid losses & loss expenses recoverable	(3,119)	(426)	—
Amounts due from parent and affiliates	(12,246)	(1,481)	185
Other assets	8	(59)	(28)
Accounts payable and accrued liabilities	(629)	1,297	380
Reinsurance premiums payable	18,834	4,478	385
Deferred premium revenue	104,708	45,713	1,392
Unpaid losses and loss expenses	7,472	4,788	681
Portfolio transfer	—	25,670	—
Total adjustments	36,440	50,430	4,819
Net cash provided by operating activities	105,932	74,003	17,876
Cash flows used in investing activities :			
Proceeds from sale of fixed maturities and short-term investments	2,154,874	2,285,559	489,539
Proceeds from redemption of fixed maturities and short-term investments	366,527	18,959	2,150
Purchase of fixed maturities and short-term investments	(2,545,838)	(2,343,940)	(554,305)
Net cash used in investing activities	(24,437)	(39,422)	(62,616)
Cash flows provided by (used in) financing activities:			
Proceeds on issue of redeemable preferred shares	—	—	24,000
Proceeds on issue of common shares	—	—	3,975
Dividends paid on preferred shares	(6,665)	(1,492)	(859)
Net cash provided by (used in) financing activities	(6,665)	(1,492)	27,116
Increase (decrease) in Cash and Cash Equivalents	74,830	33,089	(17,624)

Cash and Cash Equivalents – Beginning of year	50,243	17,154	34,778
Cash and Cash Equivalents – End of year	125,073	50,243	17,154

Non-cash transactions – see note 11

The accompanying notes are an integral part of these financial statements.

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

1. Organization and Business

XL Financial Assurance Ltd. (the "Company") was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations ("The Act"). At December 31, 2002 and 2001, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit default swap execution. The Company's underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company's reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Reinsurance written by the Company guarantees payment when due of scheduled payments on an issuers' obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations' original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty ("Treaty") with XL Capital Assurance Inc. ("XLCA"). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA's compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2. Significant Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Premiums and Acquisition Costs

Up-front premiums written and assumed are earned on a pro-rata basis over the period the coverage is provided. Installment premiums are recorded as written when reported and earned over the related installment period, which is generally one year or less.

Deferred premium revenue represents the portion of reinsurance premiums written which is applicable to the unexpired terms of policies in force. When a policy is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, is recognized in income at that time.

Certain costs incurred, primarily relating to and varying with the production of new business, have been deferred. These costs include mostly ceding commissions paid to the insured. The Company considers the present value of future premiums under installment contracts written when determining the recoverability of deferred acquisition costs. The deferred acquisition costs are amortized over periods in which the related premiums are earned.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that could cause unfavourable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance premiums ceded are expensed and commissions recorded thereon are earned on a pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded that is applicable to the unexpired term of policies in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for any estimated unrecoverable reinsurance.

Investments

Investments in fixed maturity securities are designated as available for sale and are carried at fair value. The fair value of investments is based on quoted market values received from recognized pricing services or dealer quotes. Any resulting unrealized gains or losses are reflected as a separate component of shareholders' equity and included in other comprehensive income. Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and the Company has considered any mitigating factors. For mortgage-backed securities for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary.

Short-term investments comprise securities with maturities equal to or greater than ninety days but less than one year. Short-term investments purchased with an original maturity of ninety days or less are classified as cash equivalents. All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of specific identification. Investment income is recognized when earned and includes interest together with the amortization of premium and discount on fixed maturities and short-term investments.

Losses and Loss Expenses

The Company maintains an incurred but not reported loss reserve, which is estimated by management from an actuarial analysis of earned premium, par amounts outstanding, and other credit risk characteristics inherent in the pooled demographics of the in-force risk exposure.

In addition, case specific reserves for unpaid loss and loss expenses are recorded, as advised, by the primary insurers. The primary insurers establish case reserves for individual distressed credits when, in their management's opinion, the future loss is deemed probable and estimable at the balance sheet date. There is usually a single reporting period lag between primary and reinsurer as it relates to the timing of any such case specific reserves.

Management of the Company periodically re-evaluates its estimates for losses and loss expenses and establishes reserves that management believes are adequate to cover the ultimate net cost of claims. Estimates of loss and allocated loss expenses are subject to large potential errors of estimation, due to the fact that the ultimate dispositions of claims incurred prior to the financial statement date, whether reported or not, are subject to the outcome of events that have not yet occurred. Examples of these events include changes in the level of interest rates, changes in the rate of exchange of currency, currency inconvertibility or inability to withdraw funds held in a foreign country resulting from restrictions imposed by a government authority, and changes in the value of specific assets or commodities. Any estimate of future costs is subject to the inherent limitation on management's ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and loss expenses will vary, perhaps materially, from any estimate.

Management believes they have employed techniques and assumptions that are appropriate, and the conclusions contained herein are reasonable, given the information currently available. However, it should be recognized that future loss emergence will likely deviate, perhaps materially, from management's estimates. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on updated actuarial review. Any such adjustments are reflected in income in the year in which the adjustments are made.

Cash and Cash Equivalents

Cash equivalents include fixed interest deposits with a maturity of under 90 days when purchased.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates of fair value of similar issues. Fair values are reported in notes 3 and 18.

Derivative Instruments

The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," (FAS 133) in June 1998. FAS 133, establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activity.

(U.S. dollars in thousands, except per share amounts)

It requires that an entity recognize all derivatives as either derivative assets or derivative liabilities in the balance sheet and measure those instruments at fair value. The Company adopted FAS 133, as amended, as of January 1, 2001. Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. Effective January 1, 2001, the Company has recorded these products at management's estimate of fair value. In accordance with the transitional provisions of FAS 133, the Company recorded a transitional adjustment loss of $1,350 to recognize the difference between the carrying values and the fair values of the credit default swaps as of the adoption date.

The Company considers credit default swaps to be financial guaranty contracts, in substance, and the Company has the intent to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit default swaps from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company previously presented changes in fair value of credit derivatives across traditional insurance company accounts including premiums, losses and loss adjustment expenses and net realized gains and losses. In 2002, the Company elected to present net changes in fair value of its credit default swaps in net realized and unrealized gains and losses on derivative instruments. Prior year comparative figures have been reclassified to conform to this presentation with no impact on reported net income or shareholders' equity.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 relates to the accounting for and disclosure of guarantees and requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. A guarantee that is issued by a reinsurance company and accounted for under GAAP for insurance contracts is excluded entirely from the scope of the standard. Accordingly, the Company's financial guarantee contracts are not subject to the requirements of this standard. Conversely, guarantees that are accounted for under FASB No. 133, are excluded from the initial recognition and measurement, however, these guarantees are subject to the disclosure requirements. The disclosure requirements are effective for financial statements ending after December 15, 2002. Hence, the Company has elected to disclose information pertaining to its credit default swap portfolio in Note 9.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after

(U.S. dollars in thousands, except per share amounts)

June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The effect of adoption of this standard on the Company's financial condition is currently being evaluated with an expected increase in both assets and liabilities of approximately $700 million based on structures and contracts currently in place. Management is assessing alternatives with regards to restructuring these variable interest entities. See Note 10 for further information.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The Company's ultimate parent, XL Capital Ltd, plans to record option expense for options granted subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 on the Company will depend on the level of options awarded to employees of the Company and therefore cannot yet be determined.

3. Investments

Net investment income is derived from the following sources:

	2002 $	2001 $	2000 $
Fixed maturities, short-term investments and cash and cash equivalents	20,546	19,500	9,642
Investment expenses	(383)	(560)	(119)
Net investment income	20,163	18,940	9,523

Proceeds from sales of fixed maturity securities and short-term investments during the years ended December 31, 2002, 2001 and 2000 were $2,154,874, $2,285,559 and $489,539, respectively. Gross gains of $44,088, $49,588 and $8,134 and gross losses of $35,519, $38,492 and $9,088 were realized on these sales for the years ended December 31, 2002, 2001 and 2000, respectively. The amortized cost, market value and related unrealized gains (losses) of investments are as follows:

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

December 31, 2002	Amortized Cost $	Gross Unrealized Gains $	Gross Unrealized Losses $	Market Value $
Fixed maturities:				
U.S. Government and Government agencies	30,269	791	(160)	30,900
Corporate bonds	86,836	2,703	(494)	89,045
Mortgage-backed securities	153,622	3,127	(79)	156,670
Non-U.S. Sovereign Government bonds	2,514	168	(1)	2,681
Total fixed maturities	273,241	6,789	(734)	279,296
Short-term investments:				
U.S. Government and Government agencies	73,109	—	—	73,109
Corporate bonds	3,302	40	—	3,342
Non-U.S. Sovereign Government bonds	—	—	—	—
Total short-term investments	76,411	40	—	76,451

December 31, 2001	Amortized Cost $	Gross Unrealized Gains $	Gross Unrealized Losses $	Market Value $
Fixed maturities:				
U.S. Government and Government agencies	11,281	178	(105)	11,354
Corporate bonds	172,248	2,741	(2,081)	172,908
Mortgage-backed securities	204,587	1,857	(956)	205,488
Non-U.S. Sovereign Government bonds	30,788	728	(352)	31,164
Total fixed maturities	418,904	5,504	(3,494)	420,914
Short-term investments:				
U.S. Government and Government agencies	3,405	9	(27)	3,387
Corporate bonds	14,647	25	(27)	14,645
Non-U.S. Sovereign Government bonds	729	8	—	737

Total short-term investments	18,781	42	(54)	18,769

(U.S. dollars in thousands, except per share amounts)

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	December 31, 2002		December 31, 2001	
	Amortized Cost $	Market Value $	Amortized Cost $	Market Value $
Due after 1 year through 5 years	14,487	14,760	62,679	62,710
Due after 5 through 10 years	16,389	17,235	63,019	63,494
Due after 10 years	88,743	90,631	88,619	89,222
Mortgage-backed investments	153,622	156,670	204,587	205,488
Total fixed maturities	273,241	279,296	418,904	420,914

4. Portfolio Transfer and Principal Amounts Reinsured

During 2000, the Company assumed certain risks from XL Insurance (Bermuda) Ltd. Effective January 1, 2001 the Company entered into a portfolio transfer arrangement to assume these risks directly. As part of that arrangement, the existing reinsurance contracts between the Company and XL Insurance (Bermuda) Ltd were no longer required and were cancelled. Net deferred premium revenue of $29,713, net deferred acquisition costs of $4,556, net unpaid loss and loss expenses of $512 and cash of $25,669 have been transferred to the Company. The effect of the portfolio transfer was to increase the principal amounts reinsured from $5.374 billion at December 31, 2000 to $10.393 billion as at January 1, 2001.

5. Deferred Acquisition Costs

Acquisition costs deferred for amortization against future income and related amortization charged to expenses are as follows:

		2002 $	2001 $
Balance, beginning of year	$	15,184	1,472
Costs deferred during the year:			
Assumed commission expense		28,658	18,698
Ceding commission income		(18,707)	(3,709)
Portfolio transfer (note 4)		—	4,556
Total		9,951	19,545
Costs amortized during the year		(5,811)	(5,833)
Balance end of year	$	19,324	15,184

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

6. Unpaid Losses and Loss Expenses

The Company's liability for losses and loss expenses consists primarily of a reserve for losses incurred but not reported. Activity in the liability for losses and loss expenses was as follows:

	2002 $	2001 $	2000 $
Unpaid losses and loss expenses at beginning of year	6,033	1,159	478
Losses and loss expenses incurred in respect of losses occurring in:			
Current year	7,917	4,362	681
Prior year	(3,564)	—	—
Total	4,353	4,362	681
Portfolio Transfer (note 4)	—	512	—
Losses and loss expenses paid	—	—	—
Unpaid losses and loss expenses at end of year (net of reinsurance 2002: $3,678 – 2001: $559 – 2000: $nil)	10,386	6,033	1,159

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. In 2002, the Company refined its assumptions to take into account its actual historical loss experience and revised its estimated claim reporting pattern for the IBNR losses that the Company records during each loss year. The Company uses this expected loss reporting pattern, combined with changes in reported losses, to determine the prior year development amount. Since reported losses for this business have been less than expected, the refinement in assumptions resulted in a decrease in the estimate of reserves for prior years.

In 2001 and 2000, the Company did not change its prior year loss reserves because it did not have sufficient Company-specific loss experience data available to justify amending the Company's initial assumptions.

7. Premiums and Reinsurance

The Company utilizes reinsurance agreements principally to increase aggregate capacity and to reduce the risk of loss on business assumed. The Company's reinsurance agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements.

The effect of reinsurance activity on premiums written and earned is shown below:

	2002 $	2001 $	2000 $
Reinsurance premiums assumed	154,894	62,048	4,538
Direct premiums written	3,645	3,286	—
Reinsurance premiums ceded	(73,183)	(13,249)	(510)

Net premiums assumed	85,356	52,085	4,028
Change in deferred premiums and prepaid reinsurance premiums	(44,545)	(35,216)	(924)
Net reinsurance premiums earned	40,811	16,869	3,104

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

During the years ended December 31, 2002, 2001 and 2000 the Company assumed business (which comprises of financial guaranty premiums as well as income on credit default swaps) of $8,721, $18,519 and $3,306, respectively, from XL Insurance (Bermuda) Ltd. In addition, the Company assumed business of $18,922, $8,759 and $1,207, respectively, from Financial Security Assurance Inc. During the years ended December 31, 2002, 2001 and 2000, the Company assumed business of $140,620, $46,909 and $24, respectively, from XL Capital Assurance Inc.

The Company has deferred premium revenue of $5,221 and $6,636 as at December 31, 2002 and 2001, respectively, from XL Insurance (Bermuda) Ltd. In addition, the Company has deferred premium revenue of $144,365 and $40,384 as at December 31, 2002 and 2001, respectively, from XL Capital Assurance Inc. Deferred premium revenue assumed from Financial Security Assurance Inc. as at December 31, 2002 and 2001 was $38,878 and $36,736, respectively.

As of December 31, 2002 and 2001 the Company had premiums receivable (net of ceding commission) of $3,515 and $5,096, respectively, from XL Insurance (Bermuda) Ltd; $1,264 and $310, respectively, from Financial Security Assurance Inc.; and $16,287 and $16,765, respectively, from XL Capital Assurance Inc.

As of December 31, 2002 and 2001 the Company had reinsurance premiums payable (net of ceding commission) of $23,051 and $3,374, respectively, due to XL Insurance (Bermuda) Ltd.

Included in operating expenses at December 31, 2002, 2001 and 2000 was $50, $50 and $50, respectively for consultancy services provided to the Company from Financial Security Assurance Inc. and Financial Security Assurance International Ltd.

8. Letters of Credit

XL Capital Ltd has established a letter of credit facility with a syndicate of commercial banks. Letters of credit issued under this facility are unsecured. Letters of credit totaling $172,777 and $66,400 related to the Company were outstanding as of December 31, 2002 and 2001, respectively.

9. Derivative Instruments

Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. The change resulting from movement in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net unrealized gains and losses on derivatives. Other elements of the change in fair value are based on pricing established at the inception of the contact.

Credit default swaps generally enhance a synthetic portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the

(U.S. dollars in thousands, except per share amounts)

originator of the transaction to participate in the risk. The Company generally participates in senior or rated tranches of a risk. The Company has not participated in any primary layers.

The rated tranches are fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio in order to apply the model to obtain an estimate of fair value. The change in fair value recorded for the rated tranches as of December 31, 2002 was a gain of $6,589.

The Company's credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit default swap portfolio as of December 31, 2002 was $4.6 billion. Approximately 91% of the portfolio is rated AAA, with the remainder being split equally amongst AA, A and BBB respectively. The weighted average term of the contracts in force was 4.82 years. As described above, these are structured pools of corporate obligations that were awarded investment grade ratings at the deal's inception. As such, the substantial levels of first loss protection yield the likelihood of any derivative claim payment being reasonably remote.

10. Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) indirectly in the ordinary course of the Company's business. The obligations related to these transactions are often securitized through variable interest entities. The Company only provides financial guaranty reinsurance or enters into a credit default swap on the senior interests, that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands that the Company has 23% of the share capital. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $715.0 million as at December 31, 2002. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $544.1 million of policy limits as of December 31, 2002. The Company could experience a loss in the event that the underlying assets do not perform as expected.

11. Shareholders' Equity and Redeemable Preferred Shares

The Company was initially incorporated with an authorized share capital of $120,000 comprising 1,000 common shares of a par value $120 each. These shares were issued to XL Insurance (Bermuda) Ltd on October 28, 1998. On November 3, 1998 the Company increased its authorized capital to $2,400,000 divided into 10,000 common shares of a par value $120 each and 10,000 cumulative participating voting redeemable preferred shares ("Redeemable Preferred Shares") of par value $120 each. Immediately thereafter, the Company issued 200 Redeemable Preferred Shares to Financial Security Assurance Inc. for a consideration of $99,500 each and issued 800 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 each. Thereafter, the initial 1,000 common shares were

(U.S. dollars in thousands, except per share amounts)

repurchased pursuant to a share repurchase agreement at par. On February 3, 1999 the Company repurchased 50 Redeemable Preferred Shares for a consideration of $98,000 each from Financial Security Assurance Inc. Simultaneously, the Company issued an additional 50 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 each, of which 98% ($4,900) was paid.

On December 6, 2000 the Company, pursuant to a share subscription agreement, issued an additional 213 Redeemable Preferred Shares for a cash consideration of $24,000 to Financial Security Assurance International Ltd. and an additional 1,207 Common Shares for a consideration of $136,000 to XL Insurance (Bermuda) Ltd. The consideration in respect of the Common Shares was settled in part with fixed maturity securities with a fair market value of $132,025. The remainder was settled with cash.

The holder of the Common Shares is entitled to three votes per share and to such dividends as the Board of Directors may from time to time declare. In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the Common Shareholder shall be entitled to the surplus assets of the Company remaining after distributions to the Redeemable Preferred Shareholder.

The holders of the Redeemable Preferred Shares are entitled to one vote per share and are entitled to receive a 5% Fixed Dividend on the amount initially paid for the Redeemable Preferred Shares, plus, a participating dividend.

At any time, the Redeemable Preferred Shares are redeemable by the Company in whole but not in part at its sole option at a redemption price equal to the sum of (i) the fair market value of such Redeemable Preferred Shares, subject to the Cap (maximum calculated rate return of 19%) and the Floor (minimum calculated rate return of 8%), plus (ii) the excess, if any, of (A) 91.5% of the Company's Earnings, if any, in the fiscal year in which the date of redemption occurs up to the date of the redemption, as calculated by the Company over (B) Total Dividends paid to the Redeemable Preferred Shareholders in such fiscal year; provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. At any time after the tenth anniversary of the date of the initial issue, the Preferred Shares are redeemable in whole but not in part at the election of the Preferred Shareholders at their sole option at a redemption price equal to fair market value provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. The fair market value for redemption purposes shall be determined by mutual agreement of both Preferred and Common Shareholders.

In the event of a winding-up or dissolution of the Company whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, the Redeemable Preferred Shareholders shall be entitled, to the extent of the availability of assets of the Company and in priority to the Common Shareholders, to receive an amount (the "Dissolution Amount") equal to the sum of (i) the amount initially paid for the Redeemable Preferred Shares, (ii) additional capital contributions paid by the Redeemable Preferred Shareholders, (iii) any accrued and unpaid Fixed Dividends and (iv) 91.5% of cumulative Earnings of the Company from inception through the date of distribution less the amount of Earnings distributed to the Redeemable Preferred Shares during such period, provided that the sum of the accreted value of all distributions to Redeemable Preferred Shareholders plus the Dissolution Amount shall not exceed 15% of the sum of the accreted value of all distributions to all shareholders plus the aggregate fair market value of the capital stock of the Company and provided further that the Redeemable

(U.S. dollars in thousands, except per share amounts)

Preferred Shareholders shall not be entitled to any further or other right of participation in the assets of the Company.

12. Dividends

During the years ended December 31, 2002, 2001 and 2000, fixed dividends of $1,950, $1,950 and $834, respectively, were accrued on the Redeemable Preferred Shares. In addition to the regular fixed 5% dividend, the redeemable preferred shareholders are subject to receive a participating dividend calculated based on guidelines established in the Company's bye-laws. The participating dividend calculation is performed and accrued in the first quarter of the subsequent fiscal year. In this regard, participating dividends of $4,715 and $639 were calculated for the fiscal years 2001 and 2000 and paid.

13. Taxation

Bermuda presently imposes no income tax, withholding tax or capital gains taxes and the Company is exempted until March 2016 from any such future taxes pursuant to the Bermuda Exempted Undertakings Tax Protection Act 1966, and Amended Act 1987.

14. Statutory Financial Data

Under The Act, the Company is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires the company to meet certain minimum capital and surplus requirements. To satisfy these requirements, the Company was required to maintain a minimum level of statutory capital and surplus of $15.0 million, $9.9 million and $2.2 million at December 31, 2002, 2001 and 2000, respectively.

The following summarizes the significant differences between statutory accounting practices and generally accepted accounting principles ("GAAP").

	2002 $	2001 $	2000 $
GAAP net income	69,492	22,223	13,057
Deferred acquisition costs	(22,189)	(16,694)	(527)
Net realized and unrealized (gains) losses on credit default swaps	(6,589)	17,939	—
Statutory net income	40,714	23,468	12,530
GAAP shareholders' equity	366,041	299,135	281,435
Non-admitted assets	(29,093)	(314)	(1,560)
Statutory shareholders' equity	336,948	298,821	279,875

The Company is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities. At December 31, 2002, 2001 and 2000, the Company was required to maintain relevant assets of at least $116.0 million, $157.3 million and $98.7 million, respectively. At those dates relevant assets were approximately $503.8 million, $515.2 million and $411.4 million, respectively, and the minimum liquidity ratio was therefore met.

15. Retirement Plans

The Company maintains a defined contribution plan. Plan assets are invested principally in equity securities and fixed maturities.

The plan is managed externally and employees and the Company contribute a certain percentage of the employee's gross salary into the plan each month. The Company's contribution generally vests over 5 years. The Company's expenses for its defined contribution plan were $189, $193 and $55 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. Amounts Due from Parent and Affiliates

Amounts due from XL Insurance (Bermuda) Ltd and affiliates of the Company are interest free and have no set terms of repayment. The balances arise as a result of the Company's operating activities.

17. Outstanding Exposure and Collateral

The Company's policies reinsure the scheduled payments of principal and interest on asset-backed and municipal obligations. The principal amount reinsured (in millions) as of December 31, 2002 and 2001 and the terms to maturity are as follows:

	December 31, 2002		December 31, 2002	
Terms to Maturity	Asset-Backed Obligations Gross $	Asset-Backed Obligations Net $	Municipal Gross $	Municipal Net $
0 to 5 Years	5,734	5,288	2,259	1,459
5 to 10 Years	4,324	4,245	2,152	1,417
10 to 15 Years	3,583	3,185	1,333	927
15 to 20 Years	541	493	1,360	987
20 Years and Above	2,201	1,529	6,200	4,921
Total	16,383	14,740	13,304	9,711

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

Terms to Maturity	December 31, 2001 Asset-Backed Obligations Gross $	December 31, 2001 Asset-Backed Obligations Net $	December 31, 2001 Municipal Gross $	December 31, 2001 Municipal Net $
0 to 5 Years	5,969	5,459	302	281
5 to 10 Years	2,641	2,189	286	247
10 to 15 Years	1,922	1,887	351	338
15 to 20 Years	1,771	1,771	982	652
20 Years and Above	757	647	2,433	2,205
Total	13,060	11,953	4,354	3,723

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations and diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of reinsured obligations in the asset-backed reinsured portfolio are backed by the following types of collateral (in millions):

Terms to Collateral	December 31, 2002 Gross $	December 31, 2002 Net $	December 31, 2001 Gross $	December 31, 2001 Net $
Collateralized debt	8,353	8,170	8,003	8,003
Corporate assets	1,274	1,226	2,760	1,906
Consumer assets	6,756	5,344	2,297	2,044
Total asset-backed obligations	16,383	14,740	13,060	11,953

In its asset-backed business, the Company considers its overall geographic concentration as a factor in underwriting reinsurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. In writing reinsurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry.

The Company seeks to maintain a diversified portfolio of reinsured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state and territory of the United States, those states and territories in which municipalities located therein issued an aggregate of 2% or more of the Company's par amount outstanding of reinsured municipal securities as of December 31, 2002 and 2001 (in millions):

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

2002	Par Amount Outstanding		Percent of Total
	Gross	Net	Net
State/Territory	$	$	$
New York	2,065	1,498	15.4%
California	1,477	814	8.4%
Puerto Rico	971	855	8.8%
Alabama	774	358	3.7%
Texas	476	396	4.0%
Massachussetts	292	166	1.7%
Other U.S. states	3,461	3,201	33.0%
International	3,788	2,423	25.0%
Total	13,304	9,711	100.0%

2001	Par Amount Outstanding		Percent of Total
	Gross	Net	Net
State/Territory	$	$	$
New York	1,724	1,327	35.6%
Puerto Rico	557	467	12.5%
California	399	324	8.7%
New Jersey	229	229	6.2%
District of Columbia	115	115	3.1%
Massachussetts	94	73	2.0%
Other U.S. states	848	848	22.8%
International	388	340	9.1%
Total	4,354	3,723	100.0%

As of December 31, 2002 and 2001, the insured portfolio was diversified by type of insured obligation as shown in the following table

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

	2002 Gross $	2002 Net $	2002 % of Net	2001 Gross $	2001 Net $	2001 % of Net
Collateralized Debt Obligation	8,353	8,170	33.4 %	8,005	8,005	51.1 %
General Obligations	3,560	2,608	10.7 %	2,942	2,467	15.7 %
Consumer Mortgage	3,670	2,530	10.3 %	1,097	1,029	6.6 %
Consumer Auto Receivables	2,390	2,331	9.5 %	955	770	4.9 %
Utilities	2,367	1,560	6.4 %	720	585	3.7 %
Corporate Receivables / Leases	1,196	1,196	4.9 %	666	666	4.2 %
Pre-Insured	884	884	3.6 %	—	—	—
Financial / Insurance	835	835	3.5 %	588	588	3.8 %
Investor Owned Utilities	876	744	3.0 %	23	23	0.1 %
Single Risk – Other	720	720	3.0 %	545	545	3.5 %
Future Flow	1,796	536	2.2 %	1,108	364	2.3 %
Higher Education	713	507	2.1 %	96	76	0.5 %
Project Finance	521	462	1.9 %	362	251	1.6 %
Bank Deposit Program	543	406	1.7 %	—	—	—
Transportation	429	389	1.6 %	—	—	—
Credit Card	519	330	1.3 %	170	170	1.1 %
Consumer Receivables	178	154	0.6 %	75	75	0.5 %
Structured Insurance Product - Other	38	38	0.2 %	—	—	—
Structured Finance – Other	77	29	0.1 %	55	55	0.4 %
Non Ad Valorem	16	16	0.0 %	5	5	0.0 %
Special Revenue	4	4	0.0 %	—	—	—
Housing	2	2	0.0 %	2	2	0.0 %
Total	29,687	24,451	100 %	17,414	15,676	100 %

18. Disclosures About Fair Value of Financial Instruments

The following estimated fair values have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fixed maturities and Short-term investments - The carrying amount represents fair value. The fair value is based upon quoted market prices.

Cash and cash equivalents, receivables for investments sold and payables for investments purchased - The carrying amounts approximate fair value because of the short maturity term of these instruments.

(U.S. dollars in thousands, except per share amounts)

Deferred premium revenue - The carrying amount of deferred premium revenue represents the Company's future premium revenue on policies where the premium was received at the inception of the reinsurance contract. The fair value of deferred premium revenue is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company's financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the reinsurance contract.

Installment premiums - Consistent with industry practice, there is no carrying amount for future installment premiums since the Company will receive premiums on an installment basis over the term of the reinsurance contract.

Similar to deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company's financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the reinsurance contract. The Company has determined that the costs for originating and servicing the contract would be immaterial and that the carrying value and the estimated fair value would be approximately the same. At December 31, 2002 and 2001, the fair value of such installment premiums was approximately $178.5 million and $138.7 million, respectively.

Unpaid losses and loss expenses - The carrying amount is fair value, which is the present value of the expected cash flows for specifically identified claims and potential losses in the Company's reinsured portfolio.

	2002		2001	
	Carrying Value $	Estimated Fair Value $	Carrying Value $	Estimated Fair Value $
Assets				
Fixed maturities	279,296	279,296	420,914	420,914
Short-term investments	76,451	76,451	18,769	18,769
Cash and cash equivalents	125,073	125,073	50,243	50,243
Liabilities				
Deferred premium revenue	188,464	188,464	83,756	83,756
Unpaid losses and loss expenses	14,064	14,064	6,592	6,592
Net payable for investments purchased	168	168	122,315	122,315
Off balance sheet instruments				
Installment premiums	—	178,490	—	138,749

XL Financial Assurance Ltd.

Notes to Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(U.S. dollars in thousands, except per share amounts)

19. Unaudited Quarterly Financial Information

The following is a summary of the unaudited quarterly financial data for 2002 and 2001.

2002	First $	Second $	Third $	Fourth $	Full Year $
Gross premiums written	16,768	69,382	24,628	47,761	158,539
Net premiums written	11,730	33,798	1,479	38,349	85,356
Net premiums earned	6,770	7,714	9,465	16,862	40,811
Net investment income	4,656	5,048	6,324	4,135	20,163
Loss and loss expenses	1,709	1,974	2,396	(1,726)	4,353
Net income (loss)	18,789	11,227	16,134	23,342	69,492

2001	First $	Second $	Third $	Fourth $	Full year $
Gross premiums written	7,507	10,323	15,563	31,941	65,334
Net premiums written	7,507	10,190	11,521	22,867	52,085
Net premiums earned	2,141	6,863	505	7,360	16,869
Net investment income	4,786	4,875	4,736	4,543	18,940
Loss and loss expenses	(280)	684	2,085	1,873	4,362
Net income (loss)	13,269	6,921	5,593	(3,560)	22,223

EXHIBIT 99.3

CERTIFICATION
ACCOMPANYING FORM 10-K REPORT

of

XL CAPITAL LTD

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C.SS.1350(A) and (B))

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. ss.1350(a) and (b)), each of the undersigned hereby certifies that the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 of XL Capital Ltd ("Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 28, 2003

Brian M. O'Hara
President and Chief Executive Officer
XL Capital Ltd

Dated: March 28, 2003

Jerry de St. Paer
Executive Vice President and Chief Financial Officer
XL Capital Ltd